    As filed with the Securities and Exchange Commission on September 6, 2011


                                                             File Nos. 333-_____

                                                                       811-03365


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                    FORM N-4


            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          [x]


                          Pre-Effective Amendment No.                         []



                         Post-Effective Amendment No.                         []


                                      and

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                               Amendment No. 402                             [x]


                        (Check Appropriate Box or Boxes)



                    MetLife Investors USA Separate Account A

                           (Exact Name of Registrant)



                    MetLife Investors USA Insurance Company

                              (Name of Depositor)

               5 Park Plaza, Suite 1900 Irvine, California 92614

        (Address of Depositor's Principal Executive Offices) (Zip Code)


               Depositor's Telephone Number, including Area Code

                                 (800) 989-3752



                    (Name and Address of Agent for Service)

                               Michael K. Farrell

                                   President

                    MetLife Investors USA Insurance Company

                               c/o 10 Park Avenue

                              Morristown, NJ 07962

                                (973) 355-4000


                                   COPIES TO:


                                W. Thomas Conner

                        Sutherland Asbill & Brennan LLP

                         1275 Pennsylvania Avenue, N.W.

                           Washington, DC 20004-2415

                                 (202) 383-0590


                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING

  As soon as possible after the effective date of this registration statement.



The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



                      TITLE OF SECURITIES BEING REGISTERED

Interest in a separate account under individual flexible premium deferred variable annuity contracts.

                                                   THE VARIABLE ANNUITY CONTRACT

                                                                       ISSUED BY


                                         METLIFE INVESTORS USA INSURANCE COMPANY



                                                                             AND



                                        METLIFE INVESTORS USA SEPARATE ACCOUNT A



                                                                        SERIES S

                                                       SERIES S - L SHARE OPTION



                                                                __________, 2011



This prospectus describes the flexible premium deferred variable annuity contract offered by MetLife Investors USA Insurance Company (MetLife Investors USA or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans.



The annuity contract has 17 investment choices.





INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF ANY SUCH STATE.


MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B):

     MetLife Defensive Strategy Portfolio

     MetLife Moderate Strategy Portfolio

     MetLife Balanced Strategy Portfolio

     MetLife Growth Strategy Portfolio

     MetLife Aggressive Strategy Portfolio



MET INVESTORS SERIES TRUST - AMERICAN FUNDS (Reg. TM) ASSET ALLOCATION
PORTFOLIOS

(CLASS C):

     American Funds (Reg. TM) Moderate Allocation Portfolio

     American Funds (Reg. TM) Balanced Allocation Portfolio

     American Funds (Reg. TM) Growth Allocation Portfolio



MET INVESTORS SERIES TRUST - FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIO (CLASS B):

     Met/Franklin Templeton Founding Strategy Portfolio



MET INVESTORS SERIES TRUST - SSGA ETF PORTFOLIOS (CLASS B):

     SSgA Growth and Income ETF Portfolio

     SSgA Growth ETF Portfolio



MET INVESTORS SERIES TRUST - GMIB MAX AND EDB MAX PORTFOLIOS (CLASS B):

     AllianceBernstein Global Dynamic Allocation Portfolio*

     AQR Global Risk Balanced Portfolio*

     BlackRock Global Tactical Strategies Portfolio*

     MetLife Balanced Plus Portfolio*

     Pyramis (Reg. TM) Government Income Portfolio*


* This portfolio is only available for investment if certain optional riders are elected. (See "Purchase - Investment Allocation Restrictions for Certain Riders.")



METROPOLITAN SERIES FUND, INC. (CLASS B):

     BlackRock Money Market Portfolio


Please read this prospectus before investing and keep it on file for future reference. It contains important information about the MetLife Investors USA Variable Annuity Contract.

To learn more about the MetLife Investors USA Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated __________, 2011. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 73 of this prospectus. For a free copy of the SAI, call us at (800) 343-8496, visit our website at WWW.METLIFEINVESTORS.COM, or write to us at: 5 Park Plaza, Suite 1900, Irvine, CA 92614.


The contracts:

o  are not bank deposits

o  are not FDIC insured

o  are not insured by any federal government agency

o  are not guaranteed by any bank or credit union

o  may be subject to loss of principal


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


__________, 2011

TABLE OF CONTENTS
                                        PAGE




INDEX OF SPECIAL TERMS..................   5
HIGHLIGHTS..............................   6
FEE TABLES AND EXAMPLES.................   8
1. THE ANNUITY CONTRACT.................  16
     Market Timing......................  16
2. PURCHASE.............................  16
     Purchase Payments..................  17
     Termination for Low Account Value..  17
     Allocation of Purchase Payments....  17
     Investment Allocation Restrictions
     for Certain Riders.................  18
     Free Look..........................  19
     Accumulation Units.................  19
     Account Value......................  20
     Replacement of Contracts...........  20
3. INVESTMENT OPTIONS...................  20
     Transfers..........................  22
     Dollar Cost Averaging Program......  25
     Automatic Rebalancing Program......  25
     Description of the MetLife Asset
     Allocation Program.................  26
     Description of the American Funds
     (Reg. TM) Asset Allocation
     Portfolios.........................  26
     Description of the Met/Franklin
     Templeton Founding Strategy
     Portfolio..........................  27
     Description of the SSgA ETF
     Portfolios.........................  27
     Voting Rights......................  27
     Substitution of Investment Options.  27
4. EXPENSES.............................  28
     Product Charges....................  28
     Account Fee........................  28
     Death Benefit Rider Charges........  28
     Guaranteed Minimum Income
     Benefit - Rider Charge.............  29
     Withdrawal Charge..................  29
     Reduction or Elimination of the
     Withdrawal Charge..................  30
     Premium and Other Taxes............  31
     Transfer Fee.......................  31
     Income Taxes.......................  31
     Investment Portfolio Expenses......  31
5. ANNUITY PAYMENTS
     (THE INCOME PHASE).................  31
     Annuity Date.......................  31
     Annuity Payments...................  31
     Annuity Options....................  32
     Variable Annuity Payments..........  34
     Fixed Annuity Payments.............  34


6. ACCESS TO YOUR MONEY.................  34
     Systematic Withdrawal Program......  35
     Suspension of Payments or Transfers  36
7. LIVING BENEFITS......................  36
     Guaranteed Income Benefits.........  36
     Description of GMIB Max II and
     GMIB Plus IV.......................  37
     Description of GMIB Plus III.......  45
8. PERFORMANCE..........................  50
9. DEATH BENEFIT........................  51
     Upon Your Death....................  51
     Standard Death Benefit - Principal
     Protection.........................  51
     Optional Death Benefits - EDB Max
     II and Enhanced Death Benefit III..  52
     Optional Death Benefit - Enhanced
     Death Benefit II...................  57
     General Death Benefit Provisions...  62
     Spousal Continuation...............  63
     Death of the Annuitant.............  63
     Controlled Payout..................  63
10. FEDERAL INCOME TAX STATUS...........  63
     Taxation of Non-Qualified Contracts  64
     Taxation of Qualified Contracts....  65
     Puerto Rico Tax Considerations.....  69
     Tax Benefits Related to the Assets
     of the Separate Account............  69
     Possible Tax Law Changes...........  69
11. OTHER INFORMATION...................  69
     MetLife Investors USA..............  69
     The Separate Account...............  69
     Distributor........................  70
     Selling Firms......................  70
     Requests and Elections.............  71
     Ownership..........................  72
     Legal Proceedings..................  73
     Financial Statements...............  73
TABLE OF CONTENTS OF THE STATEMENT OF
ADDITIONAL INFORMATION..................  73
APPENDIX A.............................. A-1
     Participating Investment
     Portfolios......................... A-1
APPENDIX B.............................. B-1
     GMIB Max II and GMIB Plus IV
     Examples........................... B-1
APPENDIX C.............................. C-1
     GMIB Plus III Examples............. C-1
APPENDIX D.............................. D-1
     Death Benefit Examples............. D-1

INDEX OF SPECIAL TERMS

Because of the complex nature of the contract, we have used certain words or terms in this prospectus which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.



                                                                          PAGE
Account Value............................................................ 20
Accumulation Phase....................................................... 16
Accumulation Unit........................................................ 19
Annuitant................................................................ 72
Annuity Date............................................................. 31
Annuity Options.......................................................... 32
Annuity Payments......................................................... 31
Annuity Units............................................................ 32
Beneficiary.............................................................. 72
Business Day............................................................. 17
Contract Year............................................................ 17
Death Benefit Base................................................ 53 and 58
Good Order............................................................... 72
Income Base....................................................... 38 and 45
Income Phase............................................................. 16
Investment Portfolios.................................................... 20
Joint Owners............................................................. 72
Non-Qualified Contract................................................... 63
Owner.................................................................... 72
Purchase Payment......................................................... 17
Qualified Contract....................................................... 63
Separate Account......................................................... 69

                      This page intentionally left blank.

HIGHLIGHTS

The variable annuity contract that we are offering is a contract between you, the owner, and us, the insurance company, where you agree to make at least one purchase payment to us and we agree to make a series of annuity payments at a later date. The contract has a maximum issue age and you should consult with your registered representative. The contract provides a means for investing on a tax-deferred basis in the investment portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract, you can choose an optional death benefit and fixed and variable income options. You can also select a guaranteed minimum income benefit (GMIB).



The contract allows you to select one of two different charge structures, referred to as a class, based on your specific situation. Each class imposes different withdrawal charges and mortality and expense charges. Depending on your expectations and preferences, you can choose the class that best meets your needs.


Prior to issuance, you must select either:


o Series S, which imposes a withdrawal charge on withdrawals equal to a maximum of 7% of each purchase payment, reducing annually over seven years, and a mortality and expense charge that is lower for the first four years than the mortality and expense charge of Series S - L Share Option; or


o Series S - L Share Option, which imposes a withdrawal charge on withdrawals equal to a maximum of 7% of each purchase payment, reducing annually over four years, and a mortality and expense charge that is higher for the first four years than the mortality and expense charge of Series S.


If you elect the Series S - L Share Option, assuming you only submit the initial purchase payment, you may make a complete withdrawal from your contract in the fifth contract year (i.e., the contract year starting on the day after your fourth contract anniversary) without paying a withdrawal charge, whereas you would need to wait until the eighth contract year (i.e., the contract year starting on the day after your seventh contract anniversary) under Series S to make a complete withdrawal without a withdrawal charge. This feature will give you earlier access to contract value without paying a withdrawal charge if you elect the Series S - L Share Option. However, the Series S - L Share Option has a higher mortality and expense charge for the first four contract years. Assuming an initial purchase payment only and no subsequent purchase payments, the combination of the mortality and expense charge and the applicable withdrawal charge associated with Series S - L Share Option may exceed the corresponding combined expenses associated with Series S in all contract years except the fifth contract year. Further, the combined expenses of Series S - L Share Option may exceed the combined expenses associated with Series S even during the fifth contract year, depending on your actual investment return. If, however, you make subsequent purchase payments after your initial purchase payment, depending on the timing of those payments and your actual investment return, there may be contract years when the combined expenses of Series S - L Share Option are lower than the combined expenses of Series S. You should carefully consider which of the two classes is appropriate for you.


The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the accumulation phase, we may assess a withdrawal charge of up to 7%. Certain withdrawals, depending on the amount and timing, may negatively impact the benefits and guarantees provided by your contract. You should carefully consider whether a withdrawal under a particular circumstance will have any negative impact to your benefits or guarantees. The impact of withdrawals generally on your benefits and guarantees is discussed in the corresponding sections of the prospectus describing such benefits and guarantees.


The income phase occurs when you or a designated payee begin receiving regular annuity payments from your contract. You and the annuitant (the person on whose life we base annuity payments) do not have to be the same, unless you purchase a tax qualified contract or elect a GMIB (see "Living Benefits - Guaranteed Income Benefits").


You can have annuity payments made on a variable basis, a fixed basis, or a combination of both. If you choose variable annuity payments, the amount of the variable annuity payments will depend upon the investment performance of the investment portfolio(s) you select for the income phase. If you choose fixed annuity payments, the amount of each payment will not change during the income phase.


TAX DEFERRAL AND QUALIFIED PLANS. The contracts are offered for individuals and some tax qualified and non-tax qualified retirement plans. For any tax qualified account (e.g., an IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")


STATE VARIATIONS. Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. These differences include, among other things, free look rights, age issuance limitations, transfer rights and limitations, the right to reject purchase payments, the right to assess transfer fees, requirements for unisex annuity rates, the general availability of certain riders, and the availability of certain features of riders. However, please note that the maximum fees and charges for all features and benefits are set forth in the fee table in this prospectus. This prospectus describes all the material features of the contract. If you would like to review a copy of the contract and any endorsements, contact our Annuity Service Center.


FREE LOOK. You may cancel the contract within 10 days after receiving it (or whatever period is required in your state). If you mail your cancellation request, the request must be postmarked by the appropriate day; if you deliver your cancellation request by hand, it must be received by us by the appropriate day. Unless otherwise required by state law, you will receive whatever your contract is worth on the day that we receive your cancellation request and we will not deduct a withdrawal charge. The amount you receive may be more or less than your payment depending upon the performance of the investment portfolios. You bear the risk of any decline in account value. We do not refund any charges or deductions assessed during the free look period. We will return your payment if required by law.


TAX PENALTY. The earnings in your contract are not taxed until you take money out of your contract. If you take money out of a Non-Qualified Contract during the accumulation phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the income phase are considered partly a return of your original investment until your investment is returned.


NON-NATURAL PERSONS AS OWNERS. If the owner of a non-qualified annuity contract is not a natural person (e.g., a corporation, partnership or certain trusts), gains under the contract are generally not eligible for tax deferral. The owner of this contract can be a natural person, a trust established for the exclusive benefit of a natural person, a charitable remainder trust or other trust arrangement (if approved by us). The owner of this contract can also be a beneficiary of a deceased person's contract that is an Individual Retirement Account or non-qualified deferred annuity. A contract generally may have two owners (both of whom must be individuals). The contract is not available to corporations or other business organizations, except to the extent an employer is the purchaser of a SEP or SIMPLE IRA contract. Subject to state approval, certain retirement plans qualified under the Internal Revenue Code may purchase the contract. If a non-natural person is the owner of a Non-Qualified Contract, the distribution on death rules under the Internal Revenue Code may require payment to begin earlier than expected and may impact the usefulness of the living and/or death benefits.


NON-NATURAL PERSONS AS BENEFICIARIES. Naming a non-natural person, such as a trust or estate, as a beneficiary under the contract will generally eliminate the beneficiary's ability to stretch the contract or a spousal beneficiary's ability to continue the contract and the living and/or death benefits.


INQUIRIES. If you need more information, please contact our Annuity Service Center at:


                    MetLife Investors Distribution Company

                                P.O. Box 10366
                          Des Moines, Iowa 50306-0366
                                 (800) 343-8496


ELECTRONIC DELIVERY. As an owner you may elect to receive electronic delivery of current prospectuses related to this contract, prospectuses and annual and semi-annual reports for the investment portfolios and other contract related documents.


Contact us at WWW.METLIFEINVESTORS.COM for more information and to enroll.

FEE TABLES AND EXAMPLES

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER ACCOUNT VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES OF 0% TO 3.5% MAY ALSO BE DEDUCTED.

--------------------------------------------------------------------------------

OWNER TRANSACTION EXPENSES TABLE



WITHDRAWAL CHARGE (Note 1)                7%
(as a percentage of purchase payments)
TRANSFER FEE (Note 2)                     $25
                                          $0 (First 12 per year)

--------------------------------------------------------------------------------



















Note 1. If an amount withdrawn is determined to include the withdrawal of prior purchase payments, a withdrawal charge may be assessed. Withdrawal charges are calculated in accordance with the following. (See "Expenses - Withdrawal Charge.")

Series S
--------



      Number of Complete Years from     Withdrawal Charge
      Receipt of Purchase Payment       (% of Purchase Payment)
      -------------------------------   ------------------------
                    0                              7
                    1                              6
                    2                              6
                    3                              5
                    4                              4
                    5                              3
                    6                              2
             7 and thereafter                      0

Series S - L Share Option
-------------------------



      Number of Complete Years from     Withdrawal Charge
      Receipt of Purchase Payment       (% of Purchase Payment)
      -------------------------------   ------------------------
                    0                              7
                    1                              6
                    2                              6
                    3                              5
             4 and thereafter                      0

Note 2. There is no charge for the first 12 transfers in a contract year; thereafter the fee is $25 per transfer. MetLife Investors USA is currently waiving the transfer fee, but reserves the right to charge the fee in the future.

THE NEXT TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING INVESTMENT PORTFOLIO FEES AND EXPENSES.

--------------------------------------------------------------------------------


ACCOUNT FEE (Note 1)    $30


SEPARATE ACCOUNT ANNUAL EXPENSES

(referred to as Separate Account Product Charges)

(as a percentage of average account value in the Separate Account)



SERIES S
----------------------------------------
Mortality and Expense Charge             0.90%
Administration Charge                    0.25%
                                         ----
Total Separate Account Annual Expenses   1.15%
SERIES S - L SHARE OPTION
----------------------------------------
Mortality and Expense Charge             1.60%
Administration Charge                    0.25%
                                         ----
Total Separate Account Annual Expenses   1.85%
  (Note 2)

--------------------------------------------------------------------------------

Note 1. The Account Fee is charged on the last day of each contract year if the account value is less than $50,000. Different policies apply during the income phase of the contract. (See "Expenses.")


Note 2. For Series S - L Share Option, the Mortality and Expense Charge is 1.60% for the first four contract years and declines to 0.90% for the fifth contract year and thereafter. For the fifth contract year and thereafter, Total Separate Account Annual Expenses are 1.15%.

ADDITIONAL OPTIONAL RIDER CHARGES (Note 1)



GUARANTEED MINIMUM INCOME BENEFIT (GMIB) RIDER
CHARGES (Note 2)
(as a percentage of the income base
  (Note 3))
  GMIB Max II -  maximum charge          1.50%
  GMIB Max II -  current charge          1.00%

  GMIB Plus IV -  maximum charge         1.50%
  GMIB Plus IV -  current charge         1.00%

  GMIB Plus III -  maximum charge        1.50%
  GMIB Plus III -  current charge        1.00%

ENHANCED DEATH BENEFIT (EDB) RIDER CHARGES (Note 4)
(as a percentage of the death benefit
  base (Note 5))
  EDB Max II -  maximum charge           1.50%
  EDB Max II (issue age 69 or younger)
  -  current charge                      0.60%
  EDB Max II (issue age 70-75) -
  current charge                         1.15%

  Enhanced Death Benefit III -  maximum
  charge                                 1.50%
  Enhanced Death Benefit III (issue age
  69 or younger) -  current charge       0.60%
  Enhanced Death Benefit III (issue age
  70-75) -  current charge               1.15%

  Enhanced Death Benefit II -  maximum
  charge                                 1.50%
  Enhanced Death Benefit II (issue age
  69 or younger) -  current charge       0.60%
  Enhanced Death Benefit II (issue age
  70-75) -  current charge               1.15%

   -----------------------------------------------------------------------------


Note 1. Certain charges and expenses may not apply during the income phase of the contract. (See "Expenses.")



Note 2. You may only elect one GMIB rider at a time. The GMIB Max II and GMIB Plus IV riders are not available in Nevada. The GMIB Plus III rider is only available in Nevada.


Note 3. On the issue date, the income base is equal to your initial purchase payment. The income base is adjusted for subsequent purchase payments and withdrawals. See "Living Benefits - Guaranteed Income Benefits" for a definition of the term income base. The GMIB Max II, GMIB Plus IV, and GMIB Plus III rider charges may increase upon an Optional Step-Up, but they will not exceed the maximum charges listed in this table. (See "Expenses.")


Note 4. You may only elect one EDB rider at a time. The EDB Max II and Enhanced Death Benefit III riders are not available in Nevada and Oregon. The Enhanced Death Benefit II rider is only available in Nevada. The EDB Max II rider may only be elected if the GMIB Max II rider is also elected. The Enhanced Death Benefit III rider may only be elected if the GMIB Plus IV rider is also elected. The Enhanced Death Benefit II rider may only be elected if the GMIB Plus III rider is also elected.


Note 5. The death benefit base is initially set at an amount equal to your initial purchase payment. The death benefit base is adjusted for subsequent purchase payments and withdrawals. For a definition of the term death benefit base, see "Death Benefit - Optional Death Benefits - EDB Max II and Enhanced Death Benefit III" or "Death Benefit - Optional Death Benefit - Enhanced Death Benefit II." The EDB Max II, Enhanced Death Benefit III, and Enhanced Death Benefit II rider charges may increase upon an Optional Step-Up, but they will not exceed the maximum charges listed in this table. (See "Expenses.")

--------------------------------------------------------------------------------

THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE INVESTMENT PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. CERTAIN INVESTMENT PORTFOLIOS MAY IMPOSE A REDEMPTION FEE IN THE FUTURE. MORE DETAIL CONCERNING EACH INVESTMENT PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS AND IN THE FOLLOWING TABLES.



                                         Minimum     Maximum
                                         ----        ----

Total Annual Portfolio Expenses          0.59%       1.45%
(expenses that are deducted from
investment portfolio assets, including
management fees, 12b-1/service fees,
  and other expenses)*

--------------------------------------------------------------------------------

*The total annual portfolio expenses of the Asset Allocation Portfolios include the fees and expenses of the underlying portfolios (Acquired Fund Fees and Expenses).


FOR INFORMATION CONCERNING COMPENSATION PAID FOR THE SALE OF THE CONTRACTS, SEE "OTHER INFORMATION - DISTRIBUTOR."

INVESTMENT PORTFOLIO EXPENSES

(as a percentage of the average daily net assets of an investment portfolio)


The following table is a summary. For more complete information on investment portfolio fees and expenses, please refer to the prospectus for each investment portfolio.





                                                                                                                         NET
                                                                                 ACQUIRED     TOTAL     CONTRACTUAL     TOTAL
                                                                                   FUND       ANNUAL      EXPENSE      ANNUAL
                                         MANAGEMENT   12B-1/SERVICE     OTHER    FEES AND   PORTFOLIO     SUBSIDY     PORTFOLIO
                                            FEES           FEES       EXPENSES   EXPENSES    EXPENSES   OR DEFERRAL   EXPENSES
                                        ------------ --------------- ---------- ---------- ----------- ------------- ----------
MET INVESTORS SERIES TRUST - METLIFE
 ASSET ALLOCATION PROGRAM
 MetLife Defensive Strategy Portfolio     0.07%        0.25%          0.01%      0.58%      0.91%          -          0.91%
 MetLife Moderate Strategy Portfolio      0.06%        0.25%          0.00%      0.62%      0.93%          -          0.93%
 MetLife Balanced Strategy Portfolio      0.05%        0.25%          0.01%      0.66%      0.97%          -          0.97%
 MetLife Growth Strategy Portfolio        0.06%        0.25%          0.00%      0.74%      1.05%          -          1.05%
 MetLife Aggressive Strategy Portfolio    0.09%        0.25%          0.02%      0.74%      1.10%       0.01%         1.09%
MET INVESTORS SERIES TRUST - AMERICAN
 FUNDS (Reg. TM) ASSET ALLOCATION
PORTFOLIOS
 American Funds (Reg. TM) Moderate        0.07%        0.55%          0.02%      0.37%      1.01%          -          1.01%
  Allocation
 Portfolio
 American Funds (Reg. TM) Balanced        0.06%        0.55%          0.02%      0.38%      1.01%          -          1.01%
  Allocation
 Portfolio
 American Funds (Reg. TM) Growth          0.07%        0.55%          0.02%      0.38%      1.02%          -          1.02%
  Allocation
 Portfolio
MET INVESTORS SERIES TRUST - FRANKLIN
 TEMPLETON ASSET ALLOCATION PORTFOLIO
 Met/Franklin Templeton Founding          0.05%        0.25%          0.02%      0.81%      1.13%       0.02%         1.11%
  Strategy
 Portfolio
MET INVESTORS SERIES TRUST - SSGA ETF
 PORTFOLIOS
 SSgA Growth and Income ETF Portfolio     0.31%        0.25%          0.02%      0.28%      0.86%          -          0.86%
 SSgA Growth ETF Portfolio                0.33%        0.25%          0.03%      0.27%      0.88%          -          0.88%
MET INVESTORS SERIES TRUST - GMIB MAX
 AND EDB MAX PORTFOLIOS
 AllianceBernstein Global Dynamic         0.70%        0.25%          0.31%      0.00%      1.26%       0.06%         1.20%
  Allocation
 Portfolio
 AQR Global Risk Balanced Portfolio       0.68%        0.25%          0.22%      0.00%      1.15%       0.05%         1.10%
 BlackRock Global Tactical Strategies     0.77%        0.25%          0.16%      0.27%      1.45%       0.03%         1.42%
  Portfolio
 MetLife Balanced Plus Portfolio          0.29%        0.25%          0.19%      0.43%      1.16%       0.08%         1.08%
 Pyramis (Reg. TM) Government Income      0.52%        0.25%          0.41%      0.00%      1.18%       0.13%         1.05%
  Portfolio


                                                                                                                    NET
                                                                            ACQUIRED     TOTAL     CONTRACTUAL     TOTAL
                                                                              FUND       ANNUAL      EXPENSE      ANNUAL
                                    MANAGEMENT   12B-1/SERVICE     OTHER    FEES AND   PORTFOLIO     SUBSIDY     PORTFOLIO
                                       FEES           FEES       EXPENSES   EXPENSES    EXPENSES   OR DEFERRAL   EXPENSES
                                   ------------ --------------- ---------- ---------- ----------- ------------- ----------
METROPOLITAN SERIES FUND, INC.
 BlackRock Money Market Portfolio    0.32%        0.25%          0.02%      0.00%      0.59%       0.01%         0.58%

The Net Total Annual Portfolio Expenses have been restated to reflect contractual arrangements in effect as of May 1, 2011, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the portfolios. Each of these arrangements is in effect until at least October 31, 2012 (excluding optional extensions). Net Total Annual Portfolio Expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements. The investment portfolios provided the information on their expenses, and we have not independently verified the information. Unless otherwise indicated, the information provided is for the year ended December 31, 2010.


Certain portfolios that have "Acquired Fund Fees and Expenses" are "funds of funds." Each "fund of funds" invests substantially all of its assets in other portfolios. Because the portfolio invests in other underlying portfolios, the portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. See the investment portfolio prospectus for more information.

EXAMPLES

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE CONTRACT OWNER TRANSACTION EXPENSES, CONTRACT FEES, SEPARATE ACCOUNT ANNUAL EXPENSES, AND INVESTMENT PORTFOLIO FEES AND EXPENSES.


THE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME
PERIODS INDICATED. THE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5%
RETURN EACH YEAR AND ASSUME: (A) MAXIMUM AND (B) MINIMUM FEES AND EXPENSES OF ANY OF THE INVESTMENT PORTFOLIOS (BEFORE SUBSIDY AND/OR DEFERRAL). ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS,YOUR COSTS
WOULD BE:


SERIES S


CHART 1. Chart 1 assumes you select the GMIB Max II rider (assuming the maximum 1.50% charge applies in all contract years) and the EDB Max II rider (assuming the maximum 1.50% charge applies in all contract years), which is the most expensive way to purchase the contract.


(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:



                               Time Periods
                    1 year         3 years        5 years       10 years
                 ------------   ------------   ------------   ------------
    maximum       (a)$1,282      (a)$2,332      (a)$3,425      (a)$6,555
    minimum       (b)$1,196      (b)$2,080      (b)$3,020      (b)$5,825

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE
                                        APPLICABLE TIME PERIOD:



                              Time Periods
                   1 year        3 years        5 years       10 years
                 ----------   ------------   ------------   ------------
    maximum       (a)$582      (a)$1,792      (a)$3,065      (a)$6,555
    minimum       (b)$496      (b)$1,540      (b)$2,660      (b)$5,825

CHART 2. Chart 2 assumes that you do not select an optional death benefit or a GMIB rider, which is the least expensive way to purchase the contract.


(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:



                              Time Periods
                   1 year        3 years        5 years       10 years
                 ----------   ------------   ------------   ------------
    maximum       (a)$966      (a)$1,355      (a)$1,750      (a)$2,945
    minimum       (b)$879      (b)$1,095      (b)$1,315      (b)$2,072

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE
                                        APPLICABLE TIME PERIOD:



                            Time Periods
                   1 year      3 years       5 years       10 years
                 ----------   ---------   ------------   ------------
    maximum       (a)$266      (a)$815     (a)$1,390      (a)$2,945
    minimum       (b)$179      (b)$555       (b)$955      (b)$2,072

SERIES S - L SHARE OPTION


CHART 1. Chart 1 assumes you select the GMIB Max II rider (assuming the maximum 1.50% charge applies in all contract years) and the EDB Max II rider (assuming the maximum 1.50% charge applies in all contract years), which is the most expensive way to purchase the contract.


(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:



                               Time Periods
                    1 year         3 years        5 years       10 years
                 ------------   ------------   ------------   ------------
    maximum       (a)$1,352      (a)$2,532      (a)$3,743      (a)$7,098
    minimum       (b)$1,266      (b)$2,286      (b)$3,353      (b)$6,427

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE
                                       APPLICABLE TIME PERIOD:



                              Time Periods
                   1 year        3 years        5 years       10 years
                 ----------   ------------   ------------   ------------
    maximum       (a)$652      (a)$1,992      (a)$3,383      (a)$7,098
    minimum       (b)$566      (b)$1,746      (b)$2,993      (b)$6,427



CHART 2. Chart 2 assumes that you do not select an optional death benefit or a GMIB rider, which is the least expensive way to purchase the contract.


(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:



                               Time Periods
                    1 year         3 years        5 years       10 years
                 ------------   ------------   ------------   ------------
    maximum       (a)$1,035      (a)$1,562      (a)$2,091      (a)$3,601
    minimum         (b)$950      (b)$1,308      (b)$1,672      (b)$2,792

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE
                                       APPLICABLE TIME PERIOD:



                              Time Periods
                   1 year        3 years        5 years       10 years
                 ----------   ------------   ------------   ------------
    maximum       (a)$335      (a)$1,022      (a)$1,731      (a)$3,601
    minimum       (b)$250        (b)$768      (b)$1,312      (b)$2,792


The Examples should not be considered a representation of past or future expenses or annual rates of return of any investment portfolio. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples. Condensed financial information (accumulation unit value information) is not available because the contract was not offered for sale prior to __________, 2011, and therefore there are no accumulation units outstanding as of the date of this prospectus.

1. THE ANNUITY CONTRACT

This prospectus describes the Variable Annuity Contract offered by us.


The variable annuity contract is a contract between you as the owner, and us, the insurance company, where we promise to pay an income to you, in the form of annuity payments, beginning on a designated date that you select. Until you decide to begin receiving annuity payments, your annuity is in the ACCUMULATION PHASE. Once you begin receiving annuity payments, your contract switches to the INCOME PHASE.


The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract. For any tax qualified account (e.g., an IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")


The contract is called a variable annuity because you can choose among the investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. The amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends, in part, upon the investment performance of the investment portfolio(s) you select for the income phase. We do not guarantee the investment performance of the variable annuity portion. You bear the full investment risk for all amounts allocated to the variable annuity portion. However, there are certain optional features that provide guarantees that can reduce your investment risk (see "Living Benefits").


If you select a fixed annuity payment option during the income phase, payments are made from our general account assets. Our general account consists of all assets owned by us other than those in the Separate Account and our other separate accounts. We have sole discretion over the investment of assets in the general account.


The amount of the annuity payments you receive during the income phase from a fixed annuity payment option of the contract will remain level for the entire income phase. (Please see "Annuity Payments (The Income Phase)" for more information.)


As owner of the contract, you exercise all interests and rights under the contract. You can change the owner at any time, subject to our underwriting rules (a change of ownership may terminate certain optional riders). The contract may be owned generally by joint owners (limited to two natural persons). We provide more information on this under "Other Information - Ownership."


Under the Internal Revenue Code (the "Code"), spousal continuation and certain distribution options are available only to a person who is defined as a "spouse" under the Federal Defense of Marriage Act or other applicable Federal law. All contract provisions will be interpreted and administered in accordance with the requirements of the Code. Therefore, under current Federal law, a purchaser who has or is contemplating a civil union or same-sex marriage should note that the favorable tax treatment afforded under Federal law would not be available to such same-sex partner or same-sex spouse. Same-sex partners or spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax adviser.


MARKET TIMING


We have policies and procedures that attempt to detect transfer activity that may adversely affect other owners or investment portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (I.E., market timing). We employ various means to try to detect such transfer activity, such as periodically examining the frequency and size of transfers into and out of particular investment portfolios made by owners within given periods of time and/or investigating transfer activity identified by the investment portfolios on a case-by-case basis. We may revise these policies and procedures in our sole discretion at any time without prior notice.


Our market timing policies and procedures are discussed in more detail in "Investment Options - Transfers - Market Timing."




2. PURCHASE

The maximum issue age for the contract and certain of its riders may be reduced in connection with the offer of the contract through certain broker dealers ("selling firms"). In addition, certain riders may not be available through certain selling firms. You should discuss this with your registered representative.

PURCHASE PAYMENTS


A PURCHASE PAYMENT is the money you give us to invest in the contract. The initial purchase payment is due on the date the contract is issued. Subject to the minimum and maximum payment requirements (see below), you may make additional purchase payments.


o The minimum initial purchase payment we will accept is: $5,000 for Series S when the contract is purchased as a Non-Qualified Contract; or $10,000 for Series S - L Share Option when the contract is purchased as a Non-Qualified Contract.


o If you are purchasing the contract as part of an IRA (Individual Retirement Annuity) or other qualified plan, the minimum initial purchase payment we will accept is $2,000 for Series S and $10,000 for Series S - L Share Option.


o If you want to make an initial purchase payment of $1 million or more, or an additional purchase payment that would cause your total purchase payments to exceed $1 million, you will need our prior approval.


o You can make additional purchase payments of $500 or more unless you have elected an electronic funds transfer program approved by us, in which case the minimum additional purchase payment is $100 per month.


o  We will accept a different amount if required by federal tax law.


o We reserve the right to refuse purchase payments made via a personal check in excess of $100,000. Purchase payments over $100,000 may be accepted in other forms, including, but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a purchase payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access to Your Money.")


o We will not accept purchase payments made with cash, money orders, or travelers checks.


We reserve the right to reject any application or purchase payment and to limit future purchase payments.


TERMINATION FOR LOW ACCOUNT VALUE


We may terminate your contract by paying you the account value in one sum if, prior to the annuity date, you do not make purchase payments for two consecutive contract years, the total amount of purchase payments made, less any partial withdrawals, is less than $2,000 or any lower amount required by federal tax laws, and the account value on or after the end of such two year period is less than $2,000. (A CONTRACT YEAR is defined as a one-year period starting on the date the contract is issued and on each contract anniversary thereafter.) Accordingly, no contract will be terminated due solely to negative investment performance. Federal tax law may impose additional restrictions on our right to cancel your Traditional IRA, Roth IRA, SEP, SIMPLE IRA or other Qualified Contract. Termination of your contract may have adverse consequences for any optional living or death benefit riders you may have elected.


ALLOCATION OF PURCHASE PAYMENTS


When you purchase a contract, we will allocate your purchase payment to the investment portfolios you have selected. Each allocation must be at least $500 and must be in whole numbers.


Once we receive your purchase payment and the necessary information (or a designee receives a payment and the necessary information in accordance with the designee's administrative procedures), we will issue your contract and allocate your first purchase payment within 2 business days. A BUSINESS DAY is each day that the New York Stock Exchange is open for business. A business day closes at the close of normal trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. (See "Other Information - Requests and Elections.")


We may restrict the investment options available to you if you select certain optional riders. These restrictions are intended to reduce the risk of investment losses that could require us to use our own assets to pay amounts due under the selected optional rider.


If you choose the GMIB Max II or EDB Max II riders, we require you to allocate your purchase payments and account value as described below under "Investment Allocation Restrictions for the GMIB Max II and EDB Max II Riders" until the rider terminates.


If you choose the Guaranteed Minimum Income Benefit Plus IV (GMIB Plus IV), Enhanced Death Benefit III (EDB

III), Guaranteed Minimum Income Benefit Plus III (GMIB Plus III), or Enhanced Death Benefit II (EDB II) riders, we require you to allocate your purchase payments and account value as described below under "Investment Allocation Restrictions for GMIB Plus IV, EDB III, GMIB Plus III, and EDB II" until the rider terminates.


If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise. However, if you make an additional purchase payment and you have a Dollar Cost Averaging (DCA) program in effect, we will allocate your additional payments to the investment portfolios selected under the DCA program unless you tell us otherwise. (See "Investment Options-Dollar Cost Averaging Program.") You may change your allocation instructions at any time by notifying us in writing, by calling us or by Internet. If there are joint owners, unless we are instructed to the contrary, we will accept allocation instructions from either joint owner.


INVESTMENT ALLOCATION RESTRICTIONS FOR CERTAIN RIDERS


INVESTMENT ALLOCATION RESTRICTIONS FOR THE GMIB MAX II AND EDB MAX II RIDERS


If you elect the GMIB Max II or EDB Max II riders, you may allocate your purchase payments and account value among these four investment portfolios, which are designed specifically for use with the GMIB Max and EDB Max riders:


(a) AllianceBernstein Global Dynamic Allocation Portfolio


(b) AQR Global Risk Balanced Portfolio


(c) BlackRock Global Tactical Strategies Portfolio


(d) MetLife Balanced Plus Portfolio


In addition, you may allocate purchase payments and account value to the Pyramis (Reg. TM) Government Income Portfolio. No other investment portfolios are available with the GMIB Max II or EDB Max II riders.


The AllianceBernstein Global Dynamic Allocation Portfolio, AQR Global Risk Balanced Portfolio, BlackRock Global Tactical Strategies Portfolio, and MetLife Balanced Plus Portfolio have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the GMIB Max and EDB Max riders. For example, certain of the investment portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment options that are available if the GMIB Max II and EDB Max II riders are not selected may offer the potential for higher returns. Before you select the GMIB Max II rider or the EDB Max II rider, you and your financial representative should carefully consider whether the five investment options available with the GMIB Max II and EDB Max II riders meet your investment objectives and risk tolerance.


If you elect the GMIB Max II rider or the EDB Max II rider, you may not participate in the Dollar Cost Averaging (DCA) program.


RESTRICTIONS ON INVESTMENT ALLOCATIONS AFTER RIDER TERMINATES. If the GMIB Max II rider terminates (see "Living Benefits - Guaranteed Income Benefits - Terminating the GMIB Max II and GMIB Plus IV Riders") or if the EDB Max II rider terminates (see "Death Benefits - Optional Death Benefits - EDB Max II and Enhanced Death Benefit III - Terminating the EDB Max II and EDB III Riders"), you may no longer allocate subsequent purchase payments or transfer account value to or among the five investment portfolios listed above. You may leave account value in the five investment portfolios listed above, but once you transfer account value to an investment portfolio that is not one of the five investment portfolios listed above, you will not be permitted to transfer it back to any of those five investment portfolios. If the GMIB Max II rider terminates, or if you elected both the GMIB Max II and the EDB Max II riders and they both terminate, you will be permitted to allocate subsequent purchase payments or transfer account value to any of the other available investment portfolios. However, if you elected both the GMIB Max II and the EDB Max II riders, and only the GMIB Max II rider has terminated, the investment allocation restrictions described at the beginning of this section will continue to apply.



POTENTIAL RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. In the future, we may choose not to permit owners of existing contracts with the GMIB Max II rider to make subsequent purchase payments if: (a) the GMIB Max II rider is no longer available to new customers, or (b) we make certain changes to the terms of the GMIB Max II rider offered to new customers (for example, if we change the GMIB Max II rider charge; see your contract schedule for a list of the other changes). Similarly, in the future, we may choose not to permit owners of existing contracts with an EDB Max II rider to make subsequent purchase payments if: (a) the EDB Max II rider is no longer available to new customers, or (b) we make certain changes to the terms of the EDB Max II rider offered to new customers

(see your contract schedule for a list of the changes). We will notify owners of contracts with a GMIB Max II rider or an EDB Max II rider in advance if we impose restrictions on subsequent purchase payments. If we impose restrictions on subsequent purchase payments, contract owners will still be permitted to transfer account value among the five investment portfolios listed above. (For restrictions that apply only in Oregon, see "Living Benefits - Description of GMIB Max II and GMIB Plus IV - Potential Restrictions on Subsequent Purchase Payments for GMIB Max II - Oregon Only.")


CALIFORNIA FREE LOOK REQUIREMENTS FOR PURCHASERS AGE 60 AND OVER. If you are a California purchaser aged 60 or older, you may allocate your purchase payments to the BlackRock Money Market Portfolio during the free look period. (See the "Free Look" section below.) After the free look period expires, your account value will automatically be transferred to the GMIB Max and EDB Max Portfolios, according to the allocation instructions you have given us. If you do not allocate your purchase payments to the BlackRock Money Market Portfolio and the contract is cancelled during the free look period, you will only be entitled to a refund of the contract's account value, which may be less than the purchase payments made to the contract.


INVESTMENT ALLOCATION RESTRICTIONS FOR GMIB PLUS IV, EDB III, GMIB PLUS III, AND EDB II


If you elect the GMIB Plus IV rider, the Enhanced Death Benefit III rider, the GMIB Plus III rider, or the Enhanced Death Benefit II rider, you must allocate 100% of your purchase payments or account value among:


o  the MetLife Defensive Strategy Portfolio


o  the MetLife Moderate Strategy Portfolio


o  the MetLife Balanced Strategy Portfolio


o  the American Funds (Reg. TM) Moderate Allocation Portfolio


o  the American Funds (Reg. TM) Balanced Allocation Portfolio


o  the SSgA Growth and Income ETF Portfolio and/or


o  the BlackRock Money Market Portfolio.


Your purchase payments and transfer requests must be allocated in accordance with the above limitations. You may not allocate purchase payments to the Dollar Cost Averaging program. We will reject any purchase payments or transfer requests that do not comply with the above limitations.


FREE LOOK


If you change your mind about owning this contract, you can cancel it within 10 days after receiving it (or the period required in your state). We ask that you submit your request to cancel in writing, signed by you, to our Annuity Service Center. When you cancel the contract within this "free look" period, we will not assess a withdrawal charge. Unless otherwise required by state law, you will receive back whatever your contract is worth on the day we receive your request. This may be more or less than your payment depending upon the performance of the portfolios you allocated your purchase payment to during the free look period. This means that you bear the risk of any decline in the value of your contract during the free look period. We do not refund any charges or deductions assessed during the free look period. In certain states, we are required to give you back your purchase payment if you decide to cancel your contract during the free look period.


ACCUMULATION UNITS


The portion of your account value allocated to the Separate Account will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of this portion of your account value, we use a unit of measure we call an ACCUMULATION UNIT. (An accumulation unit works like a share of a mutual fund.)


Every business day after the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time), we determine the value of an accumulation unit for each of the investment portfolios by multiplying the accumulation unit value for the immediately preceding business day by a factor for the current business day. The factor is determined by:


1) dividing the net asset value per share of the investment portfolio at the end of the current business day, plus any dividend or capital gains per share declared on behalf of the investment portfolio as of that day, by the net asset value per share of the investment portfolio for the previous business day, and


2) multiplying it by one minus the Separate Account product charges for each day since the last business day and any charges for taxes.


The value of an accumulation unit may go up or down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio.


Purchase payments or transfer requests received before the close of the New
                                                ------
York Stock Exchange will be credited to your contract that day, after the New York Stock Exchange closes. Purchase payments or transfer requests received after the close of the New York Stock Exchange, or on a day when the New York
-----
Stock Exchange is not open, will be treated as received on the next day the New York Stock Exchange is open (the next business day).


EXAMPLE:


   On Monday we receive an additional purchase payment of $5,000 from you before 4:00 p.m. Eastern Time. You have told us you want this to go to the MetLife Balanced Strategy Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the MetLife Balanced Strategy Portfolio is $12.50. We then divide $5,000 by $12.50 and credit your contract on Monday night with 400 accumulation units for the MetLife Balanced Strategy Portfolio.


ACCOUNT VALUE


ACCOUNT VALUE is equal to the sum of your interests in the investment portfolios. Your interest in each investment portfolio is determined by multiplying the number of accumulation units for that portfolio by the value of the accumulation unit.


REPLACEMENT OF CONTRACTS


EXCHANGE PROGRAMS. From time to time we may offer programs under which certain fixed or variable annuity contracts previously issued by us or one of our affiliates may be exchanged for the contracts offered by this prospectus. You should carefully consider whether an exchange is appropriate for you by comparing the death benefits, living benefits, and other guarantees provided by the contract you currently own to the benefits and guarantees that would be provided by the new contract offered by this prospectus. Then, you should compare the fees and charges (for example, the death benefit charges, the living benefit charges, and the mortality and expense charge) of your current contract to the fees and charges of the new contract, which may be higher than your current contract. The programs we offer will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax free for federal income tax purposes; however, you should consult your tax adviser before making any such exchange.


OTHER EXCHANGES. Generally you can exchange one variable annuity contract for another in a tax-free exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. If you exchange another annuity for the one described in this prospectus, unless the exchange occurs under one of our exchange programs as described above, you might have to pay a surrender charge on your old annuity, and there will be a new surrender charge period for this contract. Other charges may be higher (or lower) and the benefits may be different. Also, because we will not issue the contract until we have received the initial premium from your existing insurance company, the issuance of the contract may be delayed. Generally, it is not advisable to purchase a contract as a replacement for an existing variable annuity contract. Before you exchange another annuity for our contract, ask your registered representative whether the exchange would be advantageous, given the contract features, benefits and charges.




3. INVESTMENT OPTIONS

The contract offers 17 INVESTMENT PORTFOLIOS, which are listed below. Additional investment portfolios may be available in the future.


YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: METLIFE INVESTORS USA INSURANCE COMPANY, ANNUITY SERVICE CENTER, P.O. BOX 10366, DES MOINES, IOWA 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://

WWW.SEC.GOV. APPENDIX A CONTAINS A SUMMARY OF ADVISERS, SUBADVISERS, AND INVESTMENT OBJECTIVES FOR EACH INVESTMENT PORTFOLIO.


The investment objectives and policies of certain of the investment portfolios may be similar to the investment objectives and policies of other mutual funds that certain of the portfolios' investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds may have the same investment advisers.


Shares of the investment portfolios may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to qualified plans. Due to differences in tax treatment and other considerations, the interests of various owners participating in, and the interests of qualified plans investing in the investment portfolios may conflict. The investment portfolios will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.


CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. We do not receive compensation from any of the advisers or subadvisers of any of the investment portfolios of the Met Investors Series Trust or the Metropolitan Series Fund, Inc. (or their affiliates) for administrative or other services relating to the portfolios, excluding 12b-1 fees (see below). However, we and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment adviser, MetLife Advisers, LLC, which is formed as a "limited liability company." Our ownership interests in MetLife Advisers, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolios. We will benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the adviser. (See "Fee Tables and Examples - Investment Portfolio Expenses" for information on the management fees paid by the investment portfolios and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.) Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.


Each of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. has adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. Each investment portfolio's 12b-1 Plan is described in more detail in the investment portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolio Expenses" and "Other Information - Distributor.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an investment portfolio's 12b-1 Plan decrease the investment portfolio's investment return.


We select the investment portfolios offered through this contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than to those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the investment portfolios periodically and may remove an investment portfolio or limit its availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from contract owners. In some cases, we have included investment portfolios based on recommendations made by selling firms. These selling firms may receive payments from the investment portfolios they recommend and may benefit accordingly from the allocation of account value to such investment portfolios.



WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.



MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

Met Investors Series Trust is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors USA, is the investment manager of Met Investors Series Trust. The following Class B portfolios are available under the contract:


     MetLife Defensive Strategy Portfolio

     MetLife Moderate Strategy Portfolio

     MetLife Balanced Strategy Portfolio

     MetLife Growth Strategy Portfolio

     MetLife Aggressive Strategy Portfolio



MET INVESTORS SERIES TRUST - AMERICAN FUNDS (Reg. TM) ASSET ALLOCATION PORTFOLIOS (CLASS C)

In addition to the portfolios listed above under Met Investors Series Trust, the following Class C portfolios are also available under the contract:


     American Funds (Reg. TM) Moderate Allocation Portfolio

     American Funds (Reg. TM) Balanced Allocation Portfolio

     American Funds (Reg. TM) Growth Allocation Portfolio



MET INVESTORS SERIES TRUST - FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIOS (CLASS B)

In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolio is also available under the contract:


     Met/Franklin Templeton Founding Strategy Portfolio



MET INVESTORS SERIES TRUST - SSGA ETF PORTFOLIOS (CLASS B)

In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are also available under the contract:


     SSgA Growth and Income ETF Portfolio

     SSgA Growth ETF Portfolio


MET INVESTORS SERIES TRUST - GMIB MAX AND EDB MAX PORTFOLIOS (CLASS B)

In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are also available under the contract:


     AllianceBernstein Global Dynamic Allocation Portfolio*

     AQR Global Risk Balanced Portfolio*

     BlackRock Global Tactical Strategies Portfolio*

     MetLife Balanced Plus Portfolio*

     Pyramis (Reg. TM) Government Income Portfolio*


* This portfolio is only available for investment if certain optional riders are elected. (See "Purchase - Investment Allocation Restrictions for Certain Riders.")



METROPOLITAN SERIES FUND, INC. (CLASS B)


Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios, one of which is available under this contract. MetLife Advisers is the investment adviser to the portfolio. MetLife Advisers has engaged a subadviser to provide investment advice for the portfolio. (See Appendix A for the name of the subadviser.) The following Class B portfolio is available under the contract:


     BlackRock Money Market Portfolio


TRANSFERS


GENERAL. You can transfer a portion of your account value among the investment portfolios. The contract provides that you can make a maximum of 12 transfers every year and that each transfer is made without charge. We measure a year from the anniversary of the day we issued your contract. We currently allow unlimited transfers but reserve the right to limit this in the future. We may also limit transfers in circumstances of market timing or other transfers we determine are or would be to the disadvantage of other contract owners. (See "Investment Options - Transfers - Market Timing.") We are not currently charging a transfer fee, but we reserve the right to charge such a fee in the future. If such a charge were to be imposed, it would be $25 for each transfer over 12 in a year. The transfer fee will be deducted from the investment portfolio from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

You can make a transfer to or from any investment portfolio, subject to the limitations below. All transfers made on the same business day will be treated as one transfer. Transfers received before the close of trading on the New York Stock Exchange will take effect as of the end of the business day. The following apply to any transfer:


o Your request for transfer must clearly state which investment portfolio(s) are involved in the transfer.


o  Your request for transfer must clearly state how much the transfer is for.


o The minimum amount you can transfer is $500 from an investment portfolio, or your entire interest in the investment portfolio, if less (this does not apply to pre-scheduled transfer programs).


o If you have elected to add a GMIB rider or a GMIB and an Enhanced Death Benefit rider to your contract, you may only make transfers between certain investment portfolios. Please refer to the "Purchase-Investment Allocation Restrictions for Certain Riders" section.


During the accumulation phase, to the extent permitted by applicable law, during times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components (a redemption order with simultaneous request for purchase of another investment portfolio). In such a case, the redemption order would be processed at the source investment portfolio's next determined accumulation unit value. However, the purchase of the new investment portfolio would be effective at the next determined accumulation unit value for the new investment portfolio only after we receive the proceeds from the source investment portfolio, or we otherwise receive cash on behalf of the source investment portfolio.


During the income phase, you cannot make transfers from a fixed annuity payment option to the investment portfolios. You can, however, make transfers during the income phase from the investment portfolios to a fixed annuity payment option and among the investment portfolios.


TRANSFERS BY TELEPHONE OR OTHER MEANS. You may elect to make transfers by telephone, Internet or other means acceptable to us. To elect this option, you must first provide us with a notice or agreement in a form that we may require. If you own the contract with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the other owner. (See "Other Information - Requests and Elections.")


All transfers made on the same day will be treated as one transfer. A transfer will be made as of the end of the business day when we receive a notice containing all the required information necessary to process the request. We will consider telephone and Internet requests received after 4:00 p.m. Eastern Time to be received the following business day.


PRE-SCHEDULED TRANSFER PROGRAM. There are certain programs that involve transfers that are pre-scheduled. When a transfer is made as a result of such a program, we do not count the transfer in determining the applicability of any transfer fee and certain minimums do not apply. The current pre-scheduled transfers are made in conjunction with the following: Dollar Cost Averaging and Automatic Rebalancing Programs.


MARKET TIMING. Frequent requests from contract owners to transfer account value may dilute the value of an investment portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the portfolio and the reflection of that change in the portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying investment portfolios and may disrupt portfolio management strategy, requiring a portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the investment portfolios, which may in turn adversely affect contract owners and other persons who may have an interest in the contracts (E.G., annuitants and beneficiaries).


We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. We do not believe that such situations may be presented in the portfolios that are available under this contract. However, if we determine in our sole discretion there is potential for arbitrage trading in the portfolios available under this contract, we may commence monitoring such portfolio(s) (the "Monitored Portfolios"). We would employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time.


In addition to monitoring transfer activity in certain investment portfolios, we rely on the underlying investment portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.


Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other owners or other persons who have an interest in the contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified investment portfolios under that contract to be submitted with an original signature.


Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.


The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those investment portfolios that we believe are susceptible to arbitrage trading, or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect owners and other persons with interests in the contracts. We do not accommodate market timing in any investment portfolios and there are no arrangements in place to permit any contract owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.


The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios, we have entered into a written agreement, as required by SEC regulation, with each investment portfolio or its principal underwriter that obligates us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual contract owners, and to execute instructions from the investment portfolio to restrict or prohibit further purchases or transfers by specific contract owners who violate the frequent trading policies established by the investment portfolio.


In addition, contract owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the investment portfolios generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus contract owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the investment portfolios. If an investment portfolio believes that an omnibus order reflects one or more transfer requests from contract owners engaged in disruptive trading activity, the investment portfolio may reject the entire omnibus order.


In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the investment portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single contract owner). You should read the investment portfolio prospectuses for more details.


DOLLAR COST AVERAGING PROGRAM


We offer a dollar cost averaging (DCA) program as described below. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. The dollar cost averaging program is available only during the accumulation phase.


We reserve the right to modify, terminate or suspend the dollar cost averaging program. There is no additional charge for participating in the dollar cost averaging program. If you participate in the dollar cost averaging program, the transfers made under the program are not taken into account in determining any transfer fee. We may, from time to time, offer other dollar cost averaging programs which have terms different from those described in this prospectus. We will terminate your participation in a dollar cost averaging program when we receive notification of your death in good order.


This program allows you to systematically transfer a set amount each month from a money market investment portfolio to any of the other available investment portfolio(s) you select. These transfers are made on a date you select or, if you do not select a date, on the date that a purchase payment or account value is allocated to the dollar cost averaging program. However, transfers will be made on the 1st day of the following month for purchase payments or account value allocated to the dollar cost averaging program on the 29th, 30th, or 31st day of a month.


You can make subsequent purchase payments while you have an active DCA program in effect, provided, however, that no amount will be allocated to the DCA program without your express direction. (See "Purchase - Allocation of Purchase Payments.") If you make such an addition to your existing DCA program, the DCA transfer amount will not be increased; however, the number of months over which transfers are made is increased, unless otherwise elected in writing. You can terminate the program at any time, at which point transfers under the program will stop. This program is not available if you have selected a GMIB rider or a GMIB and an Enhanced Death Benefit rider.


AUTOMATIC REBALANCING PROGRAM


Once your money has been allocated to the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance monthly, quarterly, semi-annually or annually.


An automatic rebalancing program is intended to transfer account value from those portfolios that have increased in value to those that have declined or not increased as much in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Automatic rebalancing does not guarantee profits, nor does it assure that you will not have losses.


We will measure the rebalancing periods from the anniversary of the date we issued your contract. If a dollar cost averaging program is in effect, rebalancing allocations will be based on your current DCA allocations. If you are not participating in a dollar cost averaging program, we will make allocations based upon your current purchase payment allocations, unless you tell us otherwise.


The Automatic Rebalancing Program is available only during the accumulation phase. There is no additional charge for participating in the Automatic Rebalancing Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee. We will terminate your participation in the Automatic Rebalancing Program when we receive notification of your death in good order.



EXAMPLE:

   Assume that you want your initial purchase payment split between 2 investment portfolios. You want 50% to be in the MetLife Moderate Strategy Portfolio and 50% to be in the MetLife Balanced Strategy Portfolio. Over the next 2 1/2 months the MetLife Balanced Strategy Portfolio outperforms the MetLife Moderate Strategy Portfolio. At the end of the first quarter, the MetLife Balanced Strategy Portfolio now represents 60% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we will sell some of your units in the MetLife Balanced Strategy Portfolio to bring its value back to 50% and use the money to buy more units in the MetLife Moderate Strategy Portfolio to increase those holdings to 50%.


DESCRIPTION OF THE METLIFE ASSET ALLOCATION PROGRAM


The MetLife Asset Allocation Program consists of the following five MetLife asset allocation portfolios (Class B), each of which is a portfolio of the Met Investors Series Trust. MetLife Advisers, LLC (MetLife Advisers), an affiliate of ours, is the investment manager of the MetLife asset allocation portfolios.


METLIFE ASSET ALLOCATION PROGRAM PORTFOLIOS
-------------------------------------------


     MetLife Defensive Strategy Portfolio

     MetLife Moderate Strategy Portfolio

     MetLife Balanced Strategy Portfolio

     MetLife Growth Strategy Portfolio

     MetLife Aggressive Strategy Portfolio


Each portfolio is designed on established principles of asset allocation to achieve a specific risk profile. Each portfolio invests substantially all of its assets in the Class A shares of other investment portfolios of Met Investors Series Trust or Metropolitan Series Fund, Inc. (the underlying portfolios). Each portfolio has a target allocation between the two broad asset classes (equity and fixed income). MetLife Advisers establishes specific target investment percentages for the asset classes and the various components of each asset category. MetLife Advisers determines these target allocations based on a variety of factors, including its long-term outlook for the return and risk characteristics of the various asset classes and the relationship between those asset classes. MetLife Advisers then selects the underlying portfolios in which each portfolio invests based on, among other factors, the underlying portfolios' investment objectives, policies, investment processes and portfolio analytical and management personnel. Periodically, MetLife Advisers will evaluate each portfolio's allocation between equity and fixed income, inclusive of the exposure to various investment styles and asset sectors, relative to each portfolio's risk profile. Concurrently, MetLife Advisers will consider whether to make changes to each portfolio's investments in any of the underlying portfolios. (See the fund prospectus for a description of each portfolio's target allocation.)


MetLife Advisers has hired an independent consultant to provide research and consulting services with respect to the periodic asset allocation targets for each of the portfolios and to investment in the underlying portfolios, which may assist MetLife Advisers in determining the underlying portfolios that may be available for investment and with the selection of and allocation of each portfolio's investments among the underlying portfolios. MetLife Advisers is responsible for paying the consulting fees.


DESCRIPTION OF THE AMERICAN FUNDS (Reg. TM) ASSET ALLOCATION PORTFOLIOS


The following three American Funds (Reg. TM) Asset Allocation Portfolios (Class
C) are each a portfolio of the Met Investors Series Trust. MetLife Advisers is the investment manager of the American Funds (Reg. TM) Asset Allocation Portfolios.


AMERICAN FUNDS (Reg. TM) ASSET ALLOCATION PORTFOLIOS
----------------------------------------------------


     American Funds (Reg. TM) Moderate Allocation Portfolio

     American Funds (Reg. TM) Balanced Allocation Portfolio

     American Funds (Reg. TM) Growth Allocation Portfolio


Each portfolio is designed on established principles of asset allocation to achieve a specific risk profile. Each portfolio will invest substantially all of its assets in certain funds of American Funds Insurance Series (Reg. TM) (the underlying portfolios). Each portfolio has a target allocation between the two broad asset classes (equity and fixed income). MetLife Advisers establishes specific target investment percentages for the broad asset classes and the various components of each asset category. MetLife Advisers determines these target allocations based on a variety of factors, including its long-term outlook for the return and risk characteristics of the various asset classes and the relationship between those asset classes. MetLife Advisers then selects the underlying portfolios in which each portfolio invests based on, among other factors, the underlying portfolios' investment objectives, policies, investment processes and portfolio analytical and management personnel.


Periodically, MetLife Advisers will evaluate each portfolio's allocation between equity and fixed income, inclusive of the exposure to various investment styles and asset sectors, relative to each portfolio's risk profile. Concurrently, MetLife Advisers will consider whether to make changes with respect to each portfolio's investments in any of the underlying portfolios. (See the fund prospectus for a description of each portfolio's target allocation.)


DESCRIPTION OF THE MET/FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO


The Met/Franklin Templeton Founding Strategy Portfolio invests on a fixed percentage basis in a combination of Met Investors Series Trust portfolios sub-advised by subsidiaries of Franklin Resources, Inc., which, in turn, invest primarily in U.S. and foreign equity securities and, to a lesser extent, fixed-income and money market securities. The Met/Franklin Templeton Founding Strategy Portfolio's assets are allocated on an equal basis (33 1/3%) among the Class A shares of the Met/Franklin Income Portfolio, Met/Franklin Mutual Shares Portfolio and Met/Templeton Growth Portfolio (the underlying portfolios). MetLife Advisers is the investment manager of the Met/Franklin Templeton Founding Strategy Portfolio. MetLife Advisers will periodically rebalance the portfolio's holdings as deemed necessary to bring the asset allocation of the portfolio back into alignment with its fixed percentage allocations. (See the fund prospectus for more information about the portfolio and the underlying portfolios in which it invests.)


DESCRIPTION OF THE SSGA ETF PORTFOLIOS


The SSgA Growth and Income ETF Portfolio (Class B) and the SSgA Growth ETF Portfolio (Class B) are each a portfolio of the Met Investors Series Trust. MetLife Advisers is the investment manager of the SSgA ETF Portfolios.


Each portfolio was designed on established principles of asset allocation. Each portfolio will primarily invest its assets in other investment companies known as exchange-traded funds (underlying ETFs). Each underlying ETF invests primarily in equity securities or in fixed income securities, as applicable, typically in an effort to replicate the performance of a market index.


Each of the SSgA ETF Portfolios has a different allocation among various asset classes (including large, mid and small capitalization domestic equity, foreign, fixed income, high yield, real estate investment trusts and cash/money market). In addition, SSgA Funds Management, Inc. (SSgA Funds Management), the portfolios' subadviser, may also make allocations to investments in other asset classes. SSgA Funds Management establishes specific investment percentages for the asset classes and then selects the underlying ETFs in which a portfolio invests based on, among other factors, the historical performance of each underlying ETF and/or asset class, future risk/return expectations, and SSgA Funds Management's outlook for the economy, interest rates and financial markets. These allocations reflect varying degrees of potential investment risk and reward. The allocation between equity and fixed income underlying ETFs reflects greater or lesser emphasis on growth of capital and pursuing current income.


SSgA Funds Management will regularly review each portfolio's asset allocation among equities, fixed income, cash/cash equivalents and other asset classes, including the investment allocations within such asset classes and may make changes in the allocation as the market and economic outlook changes. SSgA Funds Management may add new underlying ETFs or replace existing underlying ETFs at its discretion. (See the fund prospectus for more information about each of the SSgA ETF Portfolios and the underlying ETFs.)


VOTING RIGHTS


We are the legal owner of the investment portfolio shares. However, we believe that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other affected owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. The effect of this proportional voting is that a small number of contract owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.


SUBSTITUTION OF INVESTMENT OPTIONS


If investment in the investment portfolios or a particular investment portfolio is no longer possible, in our judgment becomes inappropriate for purposes of the contract, or for any other reason in our sole discretion, we may substitute another investment portfolio or investment portfolios without your consent. The substituted investment portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close investment portfolios to allocation of purchase payments or account value, or both, at any time in our sole discretion.




4. EXPENSES

There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:


PRODUCT CHARGES


SEPARATE ACCOUNT PRODUCT CHARGES. Each day, we make a deduction for our Separate Account product charges (which consist of the mortality and expense charge and the administration charge). We do this as part of our calculation of the value of the accumulation units and the annuity units (I.E., during the accumulation phase and the income phase).


MORTALITY AND EXPENSE CHARGE. For Series S, we assess a daily mortality and expense charge that is equal, on an annual basis, to 0.90% of the average daily net asset value of each investment portfolio. For Series S - L Share Option, we assess a daily mortality and expense charge that is equal, on an annual basis, to 1.60% of the average daily net asset value of each investment portfolio for the first four contract years. For the fifth contract year and thereafter, this charge declines to 0.90%. During the income phase this charge is 0.90% for both Series S and Series S - L Share Option.


This charge compensates us for mortality risks we assume for the annuity payment and death benefit guarantees made under the contract. These guarantees include making annuity payments that will not change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the contract. The charge also compensates us for expense risks we assume to cover contract maintenance expenses. These expenses may include issuing contracts, maintaining records, making and maintaining subaccounts available under the contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the contract, including programs like transfers and dollar cost averaging. If the mortality and expense charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses or for any other purpose.


ADMINISTRATION CHARGE. This charge is equal, on an annual basis, to 0.25% of the average daily net asset value of each investment portfolio. This charge, together with the account fee (see below), is for the expenses associated with the administration of the contract. Some of these expenses are: issuing contracts, maintaining records, providing accounting, valuation, regulatory and reporting services, as well as expenses associated with marketing, sale and distribution of the contracts.


DEATH BENEFIT RIDER CHARGES


The EDB Max II rider may only be selected if you also select the GMIB Max II rider. The Enhanced Death Benefit III rider may only be selected if you also select the GMIB Plus IV rider. The Enhanced Death Benefit II rider may only be selected if you also select the GMIB Plus III rider.


If you select an Enhanced Death Benefit rider, and you are age 69 or younger at issue, we will assess a charge during the accumulation phase equal to 0.60% of the death benefit base. If you are age 70-75 at issue, we will assess a charge during the accumulation phase equal to 1.15% of the death benefit base (for a discussion of how the death benefit base is determined, see "Death Benefit - Optional Death Benefits - EDB Max II and Enhanced Death Benefit III" or "Death Benefit - Optional Death Benefit - Enhanced Death Benefit II").

If your death benefit base is increased due to an Optional Step-Up, we may reset the rider charge to a rate that does not exceed the lower of: (a) the Maximum Optional Step-Up Charge (1.50%) or (b) the current rate that we charge for the same rider available for new contract purchases at the time of the Optional Step-Up. Starting with the first contract anniversary, the charge is assessed for the prior contract year at each contract anniversary before any Optional Step-Up.


If you: make a full withdrawal (surrender); begin to receive annuity payments at the annuity date; change the owner or joint owner (or the annuitant, if a non-natural person owns the contract); or assign the contract, a pro rata portion of the charge will be assessed based on the number of months from the last contract anniversary to the date of withdrawal, application to an annuity option, change of owner/annuitant, or assignment. If an Enhanced Death Benefit rider is terminated because the contract is terminated; because the death benefit amount is determined; or because there are insufficient funds to deduct the rider charge from the account value, a pro rata portion of the charge will not be assessed.


The Enhanced Death Benefit rider charge is deducted from your account value pro rata from each investment portfolio. We take amounts from the investment options that are part of the Separate Account by canceling accumulation units from the Separate Account.


ACCOUNT FEE


During the accumulation phase, every contract year on your contract anniversary (the anniversary of the date when your contract was issued), we will deduct $30 from your contract as an account fee for the prior contract year if your account value is less than $50,000. If you make a complete withdrawal from your contract, the full account fee will be deducted from the account value regardless of the amount of your account value. During the accumulation phase, the account fee is deducted pro rata from the investment portfolios. This charge is for administrative expenses (see above). This charge cannot be increased.


A pro rata portion of the charge will be deducted from the account value on the annuity date if this date is other than a contract anniversary. If your account value on the annuity date is at least $50,000, then we will not deduct the account fee. After the annuity date, the charge will be collected monthly out of the annuity payment, regardless of the size of your contract.


GUARANTEED MINIMUM INCOME

BENEFIT - RIDER CHARGE


We offer a Guaranteed Minimum Income Benefit (GMIB) that you can select when you purchase the contract. There are three different versions of the GMIB under this contract: GMIB Max II, GMIB Plus IV, and GMIB Plus III. Please check with your registered representative regarding which version(s) of the GMIB are available in your state.


If you select a GMIB rider, we will assess a charge during the accumulation phase equal to 1.00% of the income base (see "Living Benefits - Guaranteed Income Benefits" for a discussion of how the income base is determined) at the time the rider charge is assessed prior to any Optional Step-Up. If your income base is increased due to an Optional Step-Up, we may reset the rider charge to a rate that does not exceed the lower of: (a) the Maximum Optional Step-Up Charge (1.50%) or (b) the current rate that we charge for the same rider available for new contract purchases at the time of the Optional Step-Up.


The rider charge is assessed at the first contract anniversary, and then at each subsequent contract anniversary, up to and including the anniversary on or immediately preceding the date the rider is exercised.


If you: make a full withdrawal (surrender); begin to receive annuity payments at the annuity date; change the owner or joint owner (or the annuitant, if a non-natural person owns the contract); or assign the contract, a pro rata portion of the rider charge will be assessed based on the number of months from the last contract anniversary to the date of withdrawal, application to an annuity option, change of owner/annuitant, or assignment. If a GMIB rider is terminated because of the death of the owner or joint owner (or the annuitant, if a non-natural person owns the contract); because the Guaranteed Principal Option is exercised; or because it is the 30th day following the contract anniversary prior to the owner's 91st birthday, a pro rata portion of the charge will not be assessed.


The GMIB rider charge is deducted from your account value pro rata from each investment portfolio. We take amounts from the investment options that are part of the Separate Account by canceling accumulation units from the Separate Account.


WITHDRAWAL CHARGE


We impose a withdrawal charge to reimburse us for contract sales expenses, including commissions and other distribution, promotion, and acquisition expenses. During the accumulation phase, you can make a withdrawal from your contract (either a partial or a complete withdrawal). If the amount you withdraw is determined to include the withdrawal of any of your prior purchase payments, a withdrawal charge is assessed against the purchase payment withdrawn. To determine if your withdrawal includes prior purchase payments, amounts are withdrawn from your contract in the following order:


1. Earnings in your contract (earnings are equal to your account value, less purchase payments not previously withdrawn); then


2.    The free withdrawal amount described below; then


3. Purchase payments not previously withdrawn, in the order such purchase payments were made: the oldest purchase payment first, the next purchase payment second, etc. until all purchase payments have been withdrawn.

A withdrawal charge may be assessed if prior purchase payments are withdrawn pursuant to a divorce or separation instrument, if permissible under tax law.


FREE WITHDRAWAL AMOUNT. The free withdrawal amount for each contract year after the first (there is no free withdrawal amount in the first contract year) is equal to 10% of your total purchase payments, less the total free withdrawal amount previously withdrawn in the same contract year. Also, we currently will not assess the withdrawal charge on amounts withdrawn during the first contract year under the Systematic Withdrawal Program. Any unused free withdrawal amount in one contract year does not carry over to the next contract year.


The withdrawal charge is calculated at the time of each withdrawal in accordance with the following:


SERIES S



Number of Complete Years from        Withdrawal Charge
Receipt of Purchase Payment       (% of Purchase Payment)
------------------------------   ------------------------
  0                                         7
  1                                         6
  2                                         6
  3                                         5
  4                                         4
  5                                         3
  6                                         2
  7 and thereafter                          0

SERIES S - L SHARE OPTION



Number of Complete Years from        Withdrawal Charge
Receipt of Purchase Payment       (% of Purchase Payment)
------------------------------   ------------------------
  0                                         7
  1                                         6
  2                                         6
  3                                         5
  4 and thereafter                          0

For a partial withdrawal, the withdrawal charge is deducted from the remaining account value, if sufficient. If the remaining account value is not sufficient, the withdrawal charge is deducted from the amount withdrawn.


If the account value is smaller than the total of all purchase payments, the withdrawal charge only applies up to the account value.


We do not assess the withdrawal charge on any payments paid out as annuity payments or as death benefits, although we do assess the withdrawal charge in calculating GMIB payments, if applicable. In addition, we will not assess the withdrawal charge on required minimum distributions from Qualified Contracts in order to satisfy federal income tax rules or to avoid required federal income tax penalties. This exception only applies to amounts required to be distributed from this contract. We do not assess the withdrawal charge on earnings in your contract.


NOTE: For tax purposes, earnings from Non-Qualified Contracts are considered to come out first.


REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE


GENERAL. We may elect to reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce our sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the contract, or if a prospective purchaser already had a relationship with us.


NURSING HOME OR HOSPITAL CONFINEMENT RIDER. We will not impose a withdrawal charge if, after you have owned the contract for one year, you or your joint owner becomes confined to a nursing home and/or hospital for at least 90 consecutive days or confined for a total of at least 90 days if there is no more than a 6-month break in confinement and the confinements are for related causes. The confinement must begin after the first contract anniversary and you must have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). The confinement must be prescribed by a physician and be medically necessary. You must exercise this right no later than 90 days after you or your joint owner exits the nursing home or hospital. This waiver terminates on the annuity date. We will not accept additional payments once this waiver is used. There is no charge for this rider. This rider is not available in Massachusetts.


TERMINAL ILLNESS RIDER. After the first contract anniversary, we will waive the withdrawal charge if you or your joint owner are terminally ill and not expected to live more than 12 months; a physician certifies to your illness and life expectancy; you were not diagnosed with the terminal illness as of the date we issued your contract; and you have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). This waiver terminates on the annuity date. We will not accept additional payments once this waiver is used. There is no charge for this rider. This rider is not available in Massachusetts.


The Nursing Home or Hospital Confinement rider and the Terminal Illness rider are not available for owners who are age 81 or older (on the contract issue date). Additional conditions and requirements apply to the Nursing Home or Hospital Confinement rider and the Terminal Illness rider. They are specified in the rider(s) that are part of your contract.


PREMIUM AND OTHER TAXES


We reserve the right to deduct from purchase payments, account balances, withdrawals, death benefits or income payments any taxes relating to the contracts (including, but not limited to, premium taxes) paid by us to any government entity. Examples of these taxes include, but are not limited to, premium tax, generation-skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. Premium taxes generally range from 0 to 3.5%, depending on the state. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the account balance at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. It is our current practice not to charge premium taxes until annuity payments begin.


TRANSFER FEE


We currently allow unlimited transfers without charge during the accumulation phase. However, we have reserved the right to limit the number of transfers to a maximum of 12 per year without charge and to charge a transfer fee of $25 for each transfer greater than 12 in any year. We are currently waiving the transfer fee, but reserve the right to charge it in the future. The transfer fee is deducted from the investment portfolio from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.


If the transfer is part of a pre-scheduled transfer program, it will not count in determining the transfer fee.


INCOME TAXES


We will deduct from the contract for any income taxes which we incur because of the contract. At the present time, we are not making any such deductions.


INVESTMENT PORTFOLIO EXPENSES


There are deductions from and expenses paid out of the assets of each investment portfolio, which are described in the fee table in this prospectus and the investment portfolio prospectuses. These deductions and expenses are not charges under the terms of the contract, but are represented in the share values of each investment portfolio.




5.  ANNUITY PAYMENTS

        (THE INCOME PHASE)

ANNUITY DATE


Under the contract you can receive regular income payments (referred to as ANNUITY PAYMENTS). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your annuity date must be the first day of a calendar month and must be at least 30 days after we issue the contract. Annuity payments must begin by the first day of the calendar month following the annuitant's 90th birthday or 10 years from the date we issue your contract, whichever is later (this requirement may be changed by us).


When you purchase the contract, the annuity date will be the later of the first day of the calendar month after the annuitant's 90th birthday or 10 years from the date your contract was issued. You can change the annuity date at any time before the annuity date with 30 days prior notice to us, subject to restrictions that may apply in your state.


Please be aware that once your contract is annuitized, you are ineligible to receive the death benefit you have selected. ADDITIONALLY, IF YOU HAVE SELECTED A LIVING BENEFIT RIDER SUCH AS A GUARANTEED MINIMUM INCOME BENEFIT, ANNUITIZING YOUR CONTRACT TERMINATES THE RIDER, INCLUDING ANY GUARANTEED PRINCIPAL ADJUSTMENT THAT MAY BE PROVIDED BY THE RIDER.


ANNUITY PAYMENTS


You (unless another payee is named) will receive the annuity payments during the income phase. The annuitant is the natural person(s) whose life we look to in the determination of annuity payments.


During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will be:


o  fixed annuity payments, or


o  variable annuity payments, or


o  a combination of both.


If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place just before the start of the income phase.


If you choose to have any portion of your annuity payments based on the investment portfolio(s), the dollar amount of your initial payment will vary and will depend upon three things:


1) the value of your contract in the investment portfolio(s) just before the start of the income phase,


2) the assumed investment return (AIR) (you select) used in the annuity table for the contract, and


3)    the annuity option elected.


Subsequent variable annuity payments will vary with the performance of the investment portfolios you selected. (For more information, see "Variable Annuity Payments" below.)


At the time you choose an annuity option, you select the AIR, which must be acceptable to us. Currently, you can select an AIR of 3% or 4%. You can change the AIR with 30 days notice to us prior to the annuity date. If you do not select an AIR, we will use 3%. If the actual performance exceeds the AIR, your variable annuity payments will increase. Similarly, if the actual investment performance is less than the AIR, your variable annuity payments will decrease.



Your variable annuity payment is based on ANNUITY UNITS. An annuity unit is an accounting device used to calculate the dollar amount of annuity payments. (For more information, see "Variable Annuity Payments" below.)


When selecting an AIR, you should keep in mind that a lower AIR will result in a lower initial variable annuity payment, but subsequent variable annuity payments will increase more rapidly or decline more slowly as changes occur in the investment experience of the investment portfolios. On the other hand, a higher AIR will result in a higher initial variable annuity payment than a lower AIR, but later variable annuity payments will rise more slowly or fall more rapidly.


A transfer during the income phase from a variable annuity payment option to a fixed annuity payment option may result in a reduction in the amount of annuity payments.


If you choose to have any portion of your annuity payments be a fixed annuity payment, the dollar amount of each fixed annuity payment will not change, unless you make a transfer from a variable annuity payment option to the fixed annuity payment that causes the fixed annuity payment to increase. Please refer to the "Annuity Provisions" section of the Statement of Additional Information for more information.


Annuity payments are made monthly (or at any frequency permitted under the contract) unless you have less than $5,000 to apply toward an annuity option. In that case, we may provide your annuity payment in a single lump sum instead of annuity payments. Likewise, if your annuity payments would be or become less than $100 a month, we have the right to change the frequency of payments so that your annuity payments are at least $100.


ANNUITY OPTIONS


You can choose among income plans. We call those ANNUITY OPTIONS. We ask you to choose an annuity option when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us.


If you do not choose an annuity option at the time you purchase the contract, Option 2, which provides a life annuity with 10 years of guaranteed annuity payments, will automatically be applied.


You can choose one of the following annuity options or any other annuity option acceptable to us. After annuity payments begin, you cannot change the annuity option.


If more than one frequency is permitted under your contract, choosing less frequent payments will result in each annuity payment being larger. Annuity options that guarantee that payments will be made for a certain number of years regardless of whether the annuitant or joint annuitant are alive (such as Options 2 and 4 below) result in annuity payments that are smaller than annuity options without such a guarantee (such as Options 1 and 3 below).

For annuity options with a designated period, choosing a shorter designated period will result in each annuity payment being larger.


OPTION 1. LIFE ANNUITY. Under this option, we will make annuity payments so long as the annuitant is alive. We stop making annuity payments after the annuitant's death. It is possible under this option to receive only one annuity payment if the annuitant dies before the due date of the second payment or to receive only two annuity payments if the annuitant dies before the due date of the third payment, and so on.


OPTION 2. LIFE ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant is alive. If, when the annuitant dies, we have made annuity payments for less than ten years, we will then continue to make annuity payments to the beneficiary for the rest of the 10 year period.


OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. We will stop making annuity payments after the last survivor's death.


OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. If, at the last death of the annuitant and the joint annuitant, we have made annuity payments for less than ten years, we will then continue to make annuity payments to the beneficiary for the rest of the 10 year period.


OPTION 5. PAYMENTS FOR A DESIGNATED PERIOD. We currently offer an annuity option under which fixed or variable monthly annuity payments are made for a selected number of years as approved by us, currently not less than 10 years. This annuity option may be limited or withdrawn by us in our discretion.


We may require proof of age or sex of an annuitant before making any annuity payments under the contract that are measured by the annuitant's life. If the age or sex of the annuitant has been misstated, the amount payable will be the amount that the account value would have provided at the correct age or sex. Once annuity payments have begun, any underpayments will be made up in one sum with the next annuity payment. Any overpayments will be deducted from future annuity payments until the total is repaid.


You may withdraw the commuted value of the payments remaining under the variable Payments for a Designated Period annuity option (Option 5). You may not commute the fixed Payments for a Designated Period annuity option or any option involving a life contingency, whether fixed or variable, prior to the death of the last surviving annuitant. Upon the death of the last surviving annuitant, the beneficiary may choose to continue receiving income payments or to receive the commuted value of the remaining guaranteed payments. For variable annuity options, the calculation of the commuted value will be done using the AIR applicable to the contract. (See "Annuity Payments" above.) For fixed annuity options, the calculation of the commuted value will be done using the then current annuity option rates.


There may be tax consequences resulting from the election of an annuity payment option containing a commutation feature (I.E., an annuity payment option that permits the withdrawal of a commuted value). (See "Federal Income Tax Status.")



Due to underwriting, administrative or Internal Revenue Code considerations, there may be limitations on payments to the survivor under Options 3 and 4 and/or the duration of the guarantee period under Options 2, 4, and 5.


Tax rules with respect to decedent contracts may prohibit the election of Joint and Last Survivor annuity options (or income types) and may also prohibit payments for as long as the owner's life in certain circumstances.


In addition to the annuity options described above, we may offer an additional payment option that would allow your beneficiary to take distribution of the account value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. (See "Federal Income Tax Status.") We intend to make this payment option available to both Qualified Contracts and Non-Qualified Contracts.


In the event that you purchased the contract as a Qualified Contract, you must take distribution of the account value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "Federal Income Tax Status.") Under certain circumstances, you may satisfy those requirements by electing an annuity option. You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, if annuity payments have already begun, the death benefit would be required to be distributed to your beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.


VARIABLE ANNUITY PAYMENTS


The Adjusted Contract Value (the account value, less any applicable premium taxes, account fee, and any prorated rider charge) is determined on the annuity calculation date, which is a business day no more than five (5) business days before the annuity date. The first variable annuity payment will be based upon the Adjusted Contract Value, the annuity option elected, the annuitant's age, the annuitant's sex (where permitted by law), and the appropriate variable annuity option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase for the assumed investment return and annuity option elected. If, as of the annuity calculation date, the then current variable annuity option rates applicable to this class of contracts provide a first annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made.


The dollar amount of variable annuity payments after the first payment is determined as follows:


o The dollar amount of the first variable annuity payment is divided by the value of an annuity unit for each applicable investment portfolio as of the annuity calculation date. This establishes the number of annuity units for each payment. The number of annuity units for each applicable investment portfolio remains fixed during the annuity period, provided that transfers among the subaccounts will be made by converting the number of annuity units being transferred to the number of annuity units of the subaccount to which the transfer is made, and the number of annuity units will be adjusted for transfers to a fixed annuity option. Please see the Statement of Additional Information for details about making transfers during the Annuity Phase.


o The fixed number of annuity units per payment in each investment portfolio is multiplied by the annuity unit value for that investment portfolio for the business day for which the annuity payment is being calculated. This result is the dollar amount of the payment for each applicable investment portfolio, less any account fee. The account fee will be deducted pro rata out of each annuity payment.


o The total dollar amount of each variable annuity payment is the sum of all investment portfolio variable annuity payments.


ANNUITY UNIT. The initial annuity unit value for each investment portfolio of the Separate Account was set by us. The subsequent annuity unit value for each investment portfolio is determined by multiplying the annuity unit value for the immediately preceding business day by the net investment factor (see the Statement of Additional Information for a definition) for the investment portfolio for the current business day and multiplying the result by a factor for each day since the last business day which represents the daily equivalent of the AIR you elected.


FIXED ANNUITY PAYMENTS


The Adjusted Contract Value (defined above under "Variable Annuity Payments") on the day immediately preceding the annuity date will be used to determine a fixed annuity payment. The annuity payment will be based upon the annuity option elected, the annuitant's age, the annuitant's sex (where permitted by law), and the appropriate annuity option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase. If, as of the annuity calculation date, the then current annuity option rates applicable to this class of contracts provide an annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made. You may not make a transfer from the fixed annuity option to the variable annuity option.




6. ACCESS TO YOUR MONEY

You (or in the case of a death benefit, your beneficiary) can have access to the money in your contract:


(1)    by making a withdrawal (either a partial or a complete withdrawal);


(2)    by electing to receive annuity payments; or


(3)    when a death benefit is paid to your beneficiary.


Under most circumstances, withdrawals can only be made during the accumulation phase.

You may establish a withdrawal plan under which you can receive substantially equal periodic payments in order to comply with the requirements of Sections 72(q) or (t) of the Code. Premature modification or termination of such payments may result in substantial penalty taxes. (See "Federal Income Tax Status.")


When you make a complete withdrawal, you will receive the withdrawal value of the contract. The withdrawal value of the contract is the account value of the contract at the end of the business day when we receive a written request for a withdrawal:


o  less any applicable withdrawal charge;


o  less any premium or other tax;


o  less any account fee; and


o  less any applicable pro rata GMIB or Enhanced Death Benefit rider charge.


Unless you instruct us otherwise, any partial withdrawal will be made pro rata from the investment portfolio(s) you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500, or your entire interest in the investment portfolio(s). We require that after a partial withdrawal is made you keep at least $2,000 in the contract. If the withdrawal would result in the account value being less than $2,000 after a partial withdrawal, we will treat the withdrawal request as a request for a full withdrawal.


We will pay the amount of any withdrawal from the Separate Account within seven days of when we receive the request in good order unless the suspension of payments or transfers provision is in effect.


We may withhold payment of withdrawal proceeds if any portion of those proceeds would be derived from a contract owner's check that has not yet cleared (I.E., that could still be dishonored by the contract owner's banking institution). We may use telephone, fax, Internet or other means of communication to verify that payment from the contract owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.


How to withdraw all or part of your account value:


o You must submit a request to our Annuity Service Center. (See "Other Information - Requests and Elections.")


o You must provide satisfactory evidence of terminal illness or confinement to a nursing home if you would like to have the withdrawal charge waived. (See "Expenses - Reduction or Elimination of the Withdrawal Charge.")


o You must state in your request whether you would like to apply the proceeds to a payment option (otherwise you will receive the proceeds in a lump sum and may be taxed on them).


o We have to receive your withdrawal request in our Annuity Service Center prior to the annuity date or owner's death.


There are limits to the amount you can withdraw from certain qualified plans including Qualified and TSA plans. (See "Federal Income Tax Status.")


INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.


SYSTEMATIC WITHDRAWAL PROGRAM


You may elect the Systematic Withdrawal Program at any time. We do not assess a charge for this program. This program provides an automatic payment to you of up to 10% of your total purchase payments each year. You can receive payments monthly or quarterly, provided that each payment must amount to at least $100 (unless we consent otherwise). We reserve the right to change the required minimum systematic withdrawal amount. If the New York Stock Exchange is closed on a day when the withdrawal is to be made, we will process the withdrawal on the next business day. While the Systematic Withdrawal Program is in effect you can make additional withdrawals. However, such withdrawals plus the systematic withdrawals will be considered when determining the applicability of any withdrawal charge. (For a discussion of the withdrawal charge, see "Expenses" above.)


We will terminate your participation in the Systematic Withdrawal Program when we receive notification of your death in good order.


INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.


SUSPENSION OF PAYMENTS OR TRANSFERS


We may be required to suspend or postpone payments for withdrawals or transfers for any period when:


o the New York Stock Exchange is closed (other than customary weekend and holiday closings);


o  trading on the New York Stock Exchange is restricted;


o an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of shares of the investment portfolios is not reasonably practicable or we cannot reasonably value the shares of the investment portfolios; or


o during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.


Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an owner's ability to make certain transactions and thereby refuse to accept any requests for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.




7. LIVING BENEFITS

GUARANTEED INCOME BENEFITS


We offer optional living benefit riders that, for an additional charge, offer protection against market risk (the risk that your investments may decline in value or underperform your expectations). The type of living benefit rider we currently offer is a guaranteed income benefit. Our guaranteed income benefit riders, called Guaranteed Minimum Income Benefits (GMIBs), are designed to allow you to invest your account value in the market while at the same time assuring a specified guaranteed level of minimum fixed annuity payments if you elect the income phase. The fixed annuity payment amount is guaranteed regardless of investment performance or the actual account value at the time you annuitize. Prior to exercising the rider and annuitizing your contract, you may make withdrawals up to a maximum level specified in the rider and still maintain the benefit amount. Only one version of the GMIB rider may be elected, and the rider must be elected at contract issue.


Each version of the GMIB is designed to guarantee a predictable, minimum level of fixed annuity payments, regardless of the investment performance of your account value during the accumulation phase. HOWEVER, IF APPLYING YOUR ACTUAL ACCOUNT VALUE AT THE TIME YOU ANNUITIZE THE CONTRACT TO THEN CURRENT ANNUITY PURCHASE RATES (OUTSIDE OF THE RIDER) PRODUCES HIGHER INCOME PAYMENTS, YOU WILL RECEIVE THE HIGHER PAYMENTS, AND THUS YOU WILL HAVE PAID FOR THE RIDER EVEN THOUGH IT WAS NOT USED. Also, prior to exercising the rider, you may make specified withdrawals that reduce your income base (as explained below) during the accumulation phase and still leave the rider guarantees intact, provided the conditions of the rider are met. Your registered representative can provide you an illustration of the amounts you would receive, with or without withdrawals, if you exercised the rider.


There are three different versions of the GMIB under this contract: GMIB Max II, GMIB Plus IV, and GMIB Plus III.


The GMIB Max II and GMIB Plus IV riders are not available in Nevada. The GMIB Plus III rider is only available in Nevada.


Once a GMIB rider is elected, it cannot be terminated except as discussed below.


FACTS ABOUT GUARANTEED INCOME BENEFIT RIDERS


INCOME BASE AND GMIB ANNUITY PAYMENTS. Under the GMIB, we calculate an "income base" (as described below) that determines, in part, the minimum amount you receive as an income payment upon exercising the GMIB rider and annuitizing the contract. IT IS IMPORTANT TO RECOGNIZE THAT THIS INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND DOES NOT ESTABLISH OR GUARANTEE YOUR ACCOUNT VALUE OR A MINIMUM RETURN FOR ANY INVESTMENT PORTFOLIO. After a minimum 10-year waiting period, and then only within 30 days following a contract anniversary, you may exercise the rider. We then will apply the income base calculated at the time of exercise to the conservative GMIB Annuity Table

(as described below) specified in the rider in order to determine your minimum guaranteed lifetime fixed monthly annuity payments (your actual payment may be higher than this minimum if, as discussed above, the base contract under its terms would provide a higher payment).


THE GMIB ANNUITY TABLE. The GMIB Annuity Table is specified in the rider. For GMIB Max II and GMIB Plus IV, this table is calculated based on the Annuity 2000 Mortality Table with 10 years of mortality improvement based on projection Scale AA and a 10-year age set back with interest of 1.0% per annum. For GMIB Plus III, this table is calculated based on the Annuity 2000 Mortality Table with a 10-year age set back with interest of 1.5% per annum. As with other pay-out types, the amount you receive as an income payment also depends on the annuity option you select, your age, and (where permitted by state law) your sex. For the GMIB riders, the annuity rates for attained ages 86 to 90 are the same as those for attained age 85. THE ANNUITY RATES IN THE GMIB ANNUITY TABLE ARE CONSERVATIVE AND A WITHDRAWAL CHARGE MAY BE APPLICABLE, SO THE AMOUNT OF GUARANTEED MINIMUM LIFETIME INCOME THAT THE GMIB PRODUCES MAY BE LESS THAN THE AMOUNT OF ANNUITY INCOME THAT WOULD BE PROVIDED BY APPLYING YOUR ACCOUNT VALUE ON YOUR ANNUITY DATE TO THEN-CURRENT ANNUITY PURCHASE RATES.


If you exercise the GMIB rider, your annuity payments will be the greater of:


o the annuity payment determined by applying the amount of the income base to the GMIB Annuity Table, or


o the annuity payment determined for the same annuity option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")


If you choose not to receive annuity payments as guaranteed under the GMIB, you may elect any of the annuity options available under the contract.


OWNERSHIP. If you, the owner, are a natural person, you must also be the annuitant. If a non-natural person owns the contract, then the annuitant will be considered the owner in determining the income base and GMIB annuity payments. If joint owners are named, the age of the older joint owner will be used to determine the income base and GMIB annuity payments. For the purposes of the Guaranteed Income Benefits section of the prospectus, "you" always means the owner, oldest joint owner or the annuitant, if the owner is a non-natural person.


GMIB AND DECEDENT CONTRACTS. If you are purchasing this contract with a nontaxable transfer of the death benefit proceeds of any annuity contract or IRA (or any other tax-qualified arrangement) of which you were the beneficiary and you are "stretching" the distributions under the IRS required distribution rules, you may not purchase a GMIB rider.


(See Appendix B for examples illustrating the operation of GMIB Max II and GMIB Plus IV. See Appendix C for examples illustrating the operation of GMIB Plus III.)


DESCRIPTION OF GMIB MAX II AND GMIB PLUS IV


In states where approved, the GMIB Max II and GMIB Plus IV riders are available only for owners up through age 78, and you can only elect the GMIB Max II or GMIB Plus IV at the time you purchase the contract. THE GMIB MAX II AND GMIB PLUS IV RIDERS MAY BE EXERCISED AFTER A 10-YEAR WAITING PERIOD AND THEN ONLY WITHIN 30 DAYS FOLLOWING A CONTRACT ANNIVERSARY, PROVIDED THAT THE EXERCISE MUST OCCUR NO LATER THAN THE 30-DAY PERIOD FOLLOWING THE CONTRACT ANNIVERSARY PRIOR TO THE OWNER'S 91ST BIRTHDAY. The GMIB Max II and GMIB Plus IV riders are currently not available in Nevada.


ELECTING GMIB MAX II OR GMIB PLUS IV. You should consult with your registered representative when considering whether to elect the GMIB Max II or GMIB Plus IV rider. Important factors to consider when comparing the two riders include:


o ANNUAL INCREASE RATE. As noted above, we calculate an income base under the GMIB rider that helps determine the minimum amount you receive as an income payment upon exercising the rider. One of the factors used in calculating the income base is called the "annual increase rate." The annual increase rate under the GMIB Max II is 5.5% and the annual increase rate under the GMIB Plus IV is 4.5%. (See "Effect of Required Minimum Distributions" below for circumstances under which these percentages may be higher.)


o ANNUAL WITHDRAWAL AMOUNT. Each contract year, you can withdraw up to a certain percentage of your Annual Increase Amount, and the Annual Increase Amount will be reduced by the dollar amount withdrawn (not proportionately). This percentage is 5.5% under the GMIB Max II and 4.5% under the GMIB Plus IV. (See "Effect of Required Minimum

     Distributions" below for circumstances under which these percentages may be higher.)


o INVESTMENT ALLOCATION RESTRICTIONS. The GMIB Plus IV rider allows you to allocate your purchase payments among a wider variety of investment options than the GMIB Max II rider, including investment portfolios that may offer the potential for higher returns than the investment portfolios available with the GMIB Max II rider. See "Investment Allocation Restrictions" below for more information.



   o If you elect the GMIB Max II, you must allocate all of your purchase payments and account value among five investment portfolios, and you will not be able to allocate purchase payments or account value to a money market portfolio.


   o If you elect the GMIB Plus IV, you must allocate all of your purchase payments and account value according to the investment allocation restrictions described above in "Purchase - Investment Allocation Restrictions for Certain Riders." If you elect the GMIB Plus IV, you will be able to allocate purchase payments and account value to a money market portfolio.


o SUBSEQUENT PURCHASE PAYMENTS UNDER GMIB MAX II. If the GMIB Max II rider is no longer available to new customers, or if we make changes in the future to the terms of the GMIB Max II rider offered to new customers, we may choose not to permit you to make subsequent purchase payments. You should consider how significant the ability to make subsequent purchase payments is for your long-term investment plans.


EFFECT OF REQUIRED MINIMUM DISTRIBUTIONS. The following only applies to IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code. As described below under "Annual Increase Rate" and "Withdrawal Adjustments," there may be times when the amount of your required minimum distribution (which is based on factors including your age and your account value) in relation to the Annual Increase Amount causes the annual increase rate and dollar-for-dollar withdrawal amount to be higher than 4.5% under the GMIB Plus IV or higher than 5.5% under the GMIB Max II.


Both riders are described in detail below.


INCOME BASE. The INCOME BASE is the greater of (a) or (b) below.


(a) Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial purchase payment. Thereafter, the Highest Anniversary Value will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to the owner's 81st birthday, the Highest Anniversary Value will be recalculated and set equal to the greater of the Highest Anniversary Value before the recalculation or the account value on the date of the recalculation.


The Highest Anniversary Value does not change after the contract anniversary immediately preceding the owner's 81st birthday, except that it is increased for each subsequent purchase payment and reduced proportionally by the percentage reduction in account value attributable to each subsequent withdrawal (including any applicable withdrawal charge).


(b) Annual Increase Amount: On the date we issue your contract, the "Annual Increase Amount" is equal to your initial purchase payment. All purchase payments received within 120 days of the date we issue your contract will be treated as part of the initial purchase payment for this purpose. Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:


    (i) is purchase payments accumulated at the annual increase rate (as defined below); and


    (ii) is withdrawal adjustments (as defined below) accumulated at the annual increase rate.


The Highest Anniversary Value and Annual Increase Amount are calculated independently of each other. When the Highest Anniversary Value is recalculated and set equal to the account value, the Annual Increase Amount is not set equal to the account value. See "Optional Step-Up" below for a feature that can be used to reset the Annual Increase Amount to the account value.


ANNUAL INCREASE RATE. Through the contract anniversary immediately prior to the owner's 91st birthday, the annual increase rate is the greater of:


(a)    5.5% for GMIB Max II or 4.5% for GMIB Plus IV; or


(b)    the required minimum distribution rate (as defined below).


Item (b) only applies to IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code.

The required minimum distribution rate equals the greater of:


(1) the required minimum distribution amount for the previous calendar year or for this calendar year (whichever is greater), divided by the Annual Increase Amount at the beginning of the contract year;


(2a)    if you enroll only in the Automated Required Minimum Distribution
                      ----
     Program, the total withdrawals during the contract year under the Automated Required Minimum Distribution Program, divided by the Annual Increase Amount at the beginning of the contract year; or


(2b)    if you enroll in both the Systematic Withdrawal Program and the
                         ----
     Automated Required Minimum Distribution Program, the total withdrawals during the contract year under (i) the Systematic Withdrawal Program (up to a maximum of 5.5% of the Annual Increase Amount at the beginning of the contract year for GMIB Max II, or 4.5% of the Annual Increase Amount at the beginning of the contract year for GMIB Plus IV) and (ii) the Automated Required Minimum Distribution Program (which can be used to pay out any amount above the Systematic Withdrawal Program withdrawals that must be withdrawn to fulfill minimum distribution requirements at the end of the calendar year), divided by the Annual Increase Amount at the beginning of the contract year.


On the first contract anniversary, "at the beginning of the contract year" means on the issue date; on a later contract anniversary, "at the beginning of the contract year" means on the prior contract anniversary.


See "Use of Automated Required Minimum Distribution Program and Systematic Withdrawal Program With GMIB Max II or GMIB Plus IV" below for more information on the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program.


If item (b) above (the required minimum distribution rate) is greater than item
(a) above, and your total withdrawals during a contract year, divided by the Annual Increase Amount at the beginning of the contract year, exceed the
                                                              ------
required minimum distribution rate, the required minimum distribution rate is not used to calculate the annual increase rate, and the annual increase rate will be reduced to 5.5% for GMIB Max II or 4.5% for GMIB Plus IV (item (a)). Therefore, the annual increase rate for that contract year will be lower than the required minimum distribution rate, which could have the effect of reducing the value of annuity payments under the GMIB rider.


During the 30 day period following the contract anniversary immediately prior to the owner's 91st birthday, the annual increase rate is 0%.


WITHDRAWAL ADJUSTMENTS. Withdrawal adjustments in a contract year are determined according to (a) or (b):


(a) The withdrawal adjustment for each withdrawal in a contract year is the value of the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in account value attributed to that withdrawal (including any applicable withdrawal charge); or


(b) If total withdrawals in a contract year are not greater than the annual increase rate multiplied by the Annual Increase Amount at the beginning of the contract year, and if these withdrawals are paid to you (or to the annuitant, if the contract is owned by a non-natural person) or to another payee we agree to, the total withdrawal adjustments for that contract year will be set equal to the dollar amount of total withdrawals (including any applicable withdrawal charge) in that contract year. These withdrawal adjustments will replace the withdrawal adjustments defined in (a) immediately above and be treated as though the corresponding withdrawals occurred at the end of that contract year.


As described in (a) immediately above, if in any contract year you take cumulative withdrawals that exceed the annual increase rate multiplied by the Annual Increase Amount at the beginning of the contract year, the Annual Increase Amount will be reduced in the same proportion that the entire withdrawal (including any applicable withdrawal charge) reduced the account value. This reduction may be significant, particularly when the account value is lower than the Annual Increase Amount, and could have the effect of reducing or eliminating the value of annuity payments under the GMIB rider. Limiting your cumulative withdrawals during a contract year to not more than the annual increase rate multiplied by the Annual

Increase Amount at the beginning of the contract year will result in dollar-for-dollar treatment of the withdrawals, as described in (b) immediately above.


(See Appendix B for examples of the calculation of the income base, including the Highest Anniversary Value, the Annual Increase Amount, the annual increase rate, and the withdrawal adjustments.)


In determining the GMIB annuity income, an amount equal to the withdrawal charge that would be assessed upon a complete withdrawal and the amount of any premium and other taxes that may apply will be deducted from the income base.


OPTIONAL STEP-UP. On each contract anniversary as permitted, you may elect to reset the Annual Increase Amount to the account value. An Optional Step-Up may be beneficial if your account value has grown at a rate above the annual increase rate on the Annual Increase Amount (5.5% for GMIB Max II or 4.5% for GMIB Plus IV). As described below, an Optional Step-Up resets the Annual Increase Amount to the account value. After an Optional Step-Up, the annual increase rate will be applied to the new, higher Annual Increase Amount and therefore the amount that may be withdrawn without reducing the Annual Increase Amount on a proportionate basis will increase. HOWEVER, IF YOU ELECT TO RESET THE ANNUAL INCREASE AMOUNT, WE WILL ALSO RESTART THE 10-YEAR WAITING PERIOD. IN ADDITION, WE MAY RESET THE RIDER CHARGE TO A RATE THAT DOES NOT EXCEED THE LOWER OF: (A) THE MAXIMUM OPTIONAL STEP-UP CHARGE (1.50%) OR (B) THE CURRENT RATE THAT WE CHARGE FOR THE SAME RIDER AVAILABLE FOR NEW CONTRACT PURCHASES AT THE TIME OF THE OPTIONAL STEP-UP.


An Optional Step-Up is permitted only if: (1) the account value exceeds the Annual Increase Amount immediately before the reset; and (2) the owner (or oldest joint owner or annuitant if the contract is owned by a non-natural person) is not older than age 80 on the date of the Optional Step-Up.


You may elect either: (1) a one-time Optional Step-Up at any contract anniversary provided the above requirements are met, or (2) Optional Step-Ups to occur under the Automatic Annual Step-Up. If you elect Automatic Annual Step-Ups, on any contract anniversary while this election is in effect, the Annual Increase Amount will reset to the account value automatically, provided the above requirements are met. The same conditions described above will apply to each Automatic Step-Up. You may discontinue this election at any time by notifying us in writing, at our Annuity Service Center (or by any other method acceptable to us), at least 30 days prior to the contract anniversary on which a reset may otherwise occur. Otherwise, it will remain in effect through the seventh contract anniversary following the date you make this election, at which point you must make a new election if you want Automatic Annual Step-Ups to continue. If you discontinue or do not re-elect the Automatic Annual Step-Ups, no Optional Step-Up will occur automatically on any subsequent contract anniversary unless you make a new election under the terms described above. (If you discontinue Automatic Annual Step-Ups, the rider (and the rider charge) will continue, and you may choose to elect a one time Optional Step-Up or reinstate Automatic Annual Step-Ups as described above.)


We must receive your request to exercise the Optional Step-Up in writing, at our Annuity Service Center, or any other method acceptable to us. We must receive your request prior to the contract anniversary for an Optional Step-Up to occur on that contract anniversary.


The Optional Step-Up:


(1) resets the Annual Increase Amount to the account value on the contract anniversary following the receipt of an Optional Step-Up election;


(2) resets the waiting period to exercise the rider to the tenth contract anniversary following the date the Optional Step-Up took effect; and


(3)    may reset the rider charge to a rate that does not exceed the lower of:
     (a) the Maximum Optional Step-Up Charge (1.50%) or (b) the current rate that we charge for the same rider available for new contract purchases at the time of the Optional Step-Up.


In the event that the charge applicable to contract purchases at the time of the step-up is higher than your current rider charge, you will be notified in writing a minimum of 30 days in advance of the applicable contract anniversary and be informed that you may choose to decline the Automatic Annual Step-Up. If you decline the Automatic Annual Step-Up, you must notify us in accordance with our Administrative Procedures (currently we require you to submit your request in writing to our Annuity Service Center no less than seven calendar days prior to the applicable contract anniversary). Once you notify us of your decision to decline the Automatic Annual

Step-Up, you will no longer be eligible for future Automatic Annual Step-Ups until you notify us in writing to our Annuity Service Center that you wish to reinstate the Automatic Annual Step-Ups. This reinstatement will take effect at the next contract anniversary after we receive your request for reinstatement.


On the date of the Optional Step-Up, the account value on that day will be treated as a single purchase payment received on the date of the step-up for purposes of determining the Annual Increase Amount after the reset. All purchase payments and withdrawal adjustments previously used to calculate the Annual Increase Amount will be set equal to zero on the date of the step-up.


INVESTMENT ALLOCATION RESTRICTIONS. As noted above, the GMIB Plus IV rider allows you to allocate your purchase payments among a wider variety of investment options than the GMIB Max II rider, including investment portfolios that offer the potential for higher returns than the investment portfolios available with the GMIB Max II rider. For a detailed description of the GMIB Max II and GMIB Plus IV investment allocation restrictions, see "Purchase - Investment Allocation Restrictions for Certain Riders."


If you elect the GMIB Max II or GMIB Plus IV, you may not participate in the Dollar Cost Averaging (DCA) program.


Investment Allocation Restrictions - Comparing GMIB Max II and GMIB Plus IV. If
---------------------------------------------------------------------------
you elect the GMIB Max II rider, you must allocate 100% of your purchase payments and account value among five investment portfolios. (By contrast, more investment portfolios are available if you elect the GMIB Plus IV rider; see "Purchase - Investment Allocation Restrictions for Certain Riders" for a complete list.) Four of these investment portfolios - the AllianceBernstein Global Dynamic Allocation Portfolio, AQR Global Risk Balanced Portfolio, BlackRock Global Tactical Strategies Portfolio, and MetLife Balanced Plus Portfolio - are designed specifically for use with the GMIB Max riders, and have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the rider. For example, certain of the investment portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment options that are available if the GMIB Max II rider is not selected may offer the potential for higher returns. Before you select the GMIB Max II rider, you and your financial representative should carefully consider whether the five investment options available with GMIB Max II meet your investment objectives and risk tolerance.


Restrictions on Investment Allocations If the GMIB Max II Rider Terminates. If
--------------------------------------------------------------------------
the GMIB Max II rider terminates (see "Terminating the GMIB Max II and GMIB Plus IV Riders"), you may no longer allocate subsequent purchase payments or transfer account value to or among the five GMIB Max investment portfolios. You may leave account value in the five investment portfolios, but once you transfer account value to an investment portfolio that is not one of the five investment portfolios, you will not be permitted to transfer it back to any of those five investment portfolios. If the GMIB Max II rider terminates, you will be permitted to allocate subsequent purchase payments or transfer account value to any of the other available investment portfolios. However, if you elected both the GMIB Max II and the EDB Max II riders, and only the GMIB Max II rider has terminated, the investment allocation restrictions described in "Purchase - Investment Allocation Restrictions for the GMIB Max II and EDB Max II Riders" will continue to apply. If you elected both the GMIB Max II and the EDB Max II riders, and both of the riders have terminated, the investment allocation restrictions described in this paragraph will apply.


POTENTIAL RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS FOR GMIB MAX II. (The following does not apply to GMIB Max II in Oregon.) In the future, we may choose not to permit owners of existing contracts with the GMIB Max II rider to make subsequent purchase payments if: (a) the GMIB Max II rider is no longer available to new customers, or (b) we make certain changes to the terms of the GMIB Max II rider offered to new customers (for example, if we change the GMIB Max II rider charge; see your contract schedule for a list of the other changes). We will notify owners of contracts with the GMIB Max II rider in advance if we impose restrictions on subsequent purchase payments. If we impose restrictions on subsequent purchase payments, contract owners will still be permitted to transfer account value among the five GMIB Max II investment portfolios.


POTENTIAL RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS FOR GMIB MAX II -
OREGON ONLY. In Oregon, we may choose not to permit owners of existing contracts with the GMIB Max II rider to make subsequent purchase payments. We will not impose restrictions on subsequent purchase payments until at least 90 days after the contract has been issued. We will notify owners of contracts with the GMIB Max II rider in advance if we impose restrictions on subsequent purchase payments. If we impose restrictions on subsequent purchase payments, contract owners will still be permitted to transfer account value among the five GMIB Max II investment portfolios.


GUARANTEED PRINCIPAL OPTION. On each contract anniversary starting with the tenth contract anniversary and through the contract anniversary prior to the owner's 91st birthday, you may exercise the Guaranteed Principal Option. If the owner is a non-natural person, the annuitant's age is the basis for determining the birthday. If there are joint owners, the age of the oldest owner is used for determining the birthday. We must receive your request to exercise the Guaranteed Principal Option in writing, or any other method that we agree to, within 30 days following the applicable contract anniversary. The Guaranteed Principal Option will take effect at the end of this 30-day period following that contract anniversary.


By exercising the Guaranteed Principal Option, you elect to receive an additional amount to be added to your account value intended to restore your initial investment in the contract, in lieu of receiving GMIB payments. The additional amount is called the Guaranteed Principal Adjustment and is equal to
(a) minus (b) where:


(a) is purchase payments credited within 120 days of the date we issued the contract (reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal (including applicable withdrawal charges) prior to the exercise of the Guaranteed Principal Option) and


(b) the account value on the contract anniversary immediately preceding exercise of the Guaranteed Principal Option.


The Guaranteed Principal Option can only be exercised if (a) exceeds (b), as defined above. The Guaranteed Principal Adjustment will be added to each applicable investment portfolio in the ratio the portion of the account value in such investment portfolio bears to the total account value in all investment portfolios. IT IS IMPORTANT TO NOTE THAT ONLY PURCHASE PAYMENTS MADE DURING THE FIRST 120 DAYS THAT YOU HOLD THE CONTRACT ARE TAKEN INTO CONSIDERATION IN DETERMINING THE GUARANTEED PRINCIPAL ADJUSTMENT. IF YOU ANTICIPATE MAKING PURCHASE PAYMENTS AFTER 120 DAYS, YOU SHOULD UNDERSTAND THAT SUCH PAYMENTS WILL NOT INCREASE THE GUARANTEED PRINCIPAL ADJUSTMENT. However, because purchase payments made after 120 days will increase your account value, such payments may have a significant impact on whether or not a Guaranteed Principal Adjustment is due. Therefore, the GMIB Max II and GMIB Plus IV riders may not be appropriate for you if you intend to make additional purchase payments after the 120-day period and are purchasing the rider for this feature.


The Guaranteed Principal Adjustment will never be less than zero. IF THE GUARANTEED PRINCIPAL OPTION IS EXERCISED, THE GMIB MAX II OR GMIB PLUS IV RIDER WILL TERMINATE AS OF THE DATE THE OPTION TAKES EFFECT AND NO ADDITIONAL GMIB CHARGES WILL APPLY THEREAFTER. The variable annuity contract, however, will continue. If you only elected the GMIB Max II or GMIB Plus IV, the investment allocation restrictions described above will no longer apply (except as described above under "Restrictions on Investment Allocations if the GMIB Max II Rider Terminates"). If you elected the GMIB Max II and the EDB Max II, or the GMIB Plus IV and the Enhanced Death Benefit III, the Enhanced Death Benefit investment allocation restrictions described in "Purchase - Investment Allocation Restrictions for Certain Riders" will continue to apply as long as the Enhanced Death Benefit rider has not terminated.


EXERCISING THE GMIB MAX II OR GMIB PLUS IV RIDER. If you exercise the GMIB Max II or GMIB Plus IV, you must elect to receive annuity payments under one of the following fixed annuity options:


(1)    Life annuity with 5 years of annuity payments guaranteed.


(2) Joint and last survivor annuity with 5 years of annuity payments guaranteed. Based on federal tax rules, this option is not available for Qualified Contracts where the difference in ages of the joint annuitants, who are not spouses, is greater than 10 years. (See "Annuity Payments (The Income Phase).")


These options are described in the contract and the GMIB Max II and GMIB Plus IV riders.


The GMIB Annuity Table is specified in the rider. This table is calculated based on the Annuity 2000 Mortality Table with 10 years of mortality improvement based on projection Scale AA and a 10-year age set back with interest of 1.0% per annum. As with other payout types, the amount you receive as an income payment also depends on the annuity option you select, your age, and (where permitted by state law) your sex. The annuity rates for attained ages 86 to 90 are the same as those for attained age 85. THE ANNUITY RATES IN THE GMIB ANNUITY TABLE ARE CONSERVATIVE AND A WITHDRAWAL CHARGE MAY BE APPLICABLE, SO THE AMOUNT OF GUARANTEED MINIMUM LIFETIME INCOME THAT THE GMIB PRODUCES MAY BE LESS THAN THE AMOUNT OF ANNUITY INCOME THAT WOULD BE PROVIDED BY APPLYING YOUR ACCOUNT VALUE ON YOUR ANNUITY DATE TO THEN-CURRENT ANNUITY PURCHASE RATES.


If you exercise the GMIB Max II or GMIB Plus IV, your annuity payments will be the greater of:


o the annuity payment determined by applying the amount of the income base to the GMIB Annuity Table, or


o the annuity payment determined for the same annuity option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")


IF THE AMOUNT OF THE GUARANTEED MINIMUM LIFETIME INCOME THAT THE GMIB MAX II OR GMIB PLUS IV PRODUCES IS LESS THAN THE AMOUNT OF ANNUITY INCOME THAT WOULD BE PROVIDED BY APPLYING CONTRACT VALUE ON THE ANNUITY DATE TO THE THEN-CURRENT ANNUITY PURCHASE RATES, THEN YOU WOULD HAVE PAID FOR A BENEFIT THAT YOU DID NOT USE.


If you take a full withdrawal of your account value, your contract is terminated by us due to its small account value and inactivity (see "Purchase - Purchase Payments"), or your contract lapses and there remains any income base, we will commence making income payments within 30 days of the date of the full withdrawal, termination or lapse. In such cases, your income payments under this benefit, if any, will be determined using the income base and any applicable withdrawal adjustment that was taken on account of the withdrawal, termination or lapse.


ENHANCED PAYOUT RATES. As noted above, the annuity rates in the GMIB Annuity Table are calculated based on the Annuity 2000 Mortality Table with 10 years of mortality improvement based on projection Scale AA and a 10-year age set back with interest of 1.0% per annum. However, the GMIB Plus IV and GMIB Max II payout rates are enhanced under the following circumstances.


If you select the GMIB Plus IV rider and if:
                  ------------


o  you begin withdrawals on or after your 60th birthday;


o your account value is fully withdrawn or decreases to zero at or after your 60th birthday and there is an income base remaining; and


o the annuity option you select is the single life annuity with 5 years of annuity payments guaranteed;


then the annual annuity payments under the GMIB Plus IV rider will equal or exceed 4.5% of the income base (calculated on the date the payments are determined).


If you select the GMIB Max II rider and if:
                  -----------


o  you begin withdrawals on or after your 62nd birthday;


o your account value is fully withdrawn or decreases to zero at or after your 62nd birthday and there is an income base remaining; and


o the annuity option you select is the single life annuity with 5 years of annuity payments guaranteed;


then the annual annuity payments under the GMIB Max II rider will equal or exceed 5% of the income base (calculated on the date the payments are determined).


Alternatively, if you select the GMIB Max II rider and if:
                                 -----------


o  you begin withdrawals on or after your 67th birthday;


o your account value is fully withdrawn or decreases to zero at or after your 67th birthday and there is an income base remaining; and


o the annuity option you select is the single life annuity with 5 years of annuity payments guaranteed;


then the annual annuity payments under the GMIB Max II rider will equal or exceed 5.5% of the income base (calculated on the date the payments are determined).


If you choose not to receive annuity payments as guaranteed under the GMIB Max II or GMIB Plus IV, you may elect any of the annuity options available under the contract.


TERMINATING THE GMIB MAX II AND GMIB PLUS IV RIDERS. Except as otherwise provided in the GMIB Max II or GMIB Plus IV rider, each rider will terminate upon the earliest of:


    a) The 30th day following the contract anniversary prior to your 91st birthday;


    b) The date you make a complete withdrawal of your account value (if there is an income base remaining you will receive payments based on the remaining income base);

    c) The date you elect to receive annuity payments under the contract and you do not elect to receive payments under the GMIB;


    d) Death of the owner or joint owner (unless the spouse (age 89 or younger) is the beneficiary and elects to continue the contract), or death of the annuitant if a non-natural person owns the contract;


    e) A change for any reason of the owner or joint owner or the annuitant, if a non-natural person owns the contract, subject to our administrative procedures;


    f)    The effective date of the Guaranteed Principal Option; or


    g)    The date you assign your contract.


Under our current administrative procedures, we will waive the termination of the GMIB Max II or GMIB Plus IV rider if you assign the contract under the following limited circumstances: if the assignment is solely for your benefit on account of your direct transfer of account value under Section 1035 of the Internal Revenue Code to fund premiums for a long term care insurance policy or purchase payments for an annuity contract issued by an insurance company which is not our affiliate and which is licensed to conduct business in any state. All such direct transfers are subject to any applicable withdrawal charges.


When the GMIB Max II or GMIB Plus IV rider terminates, the corresponding GMIB Max II or GMIB Plus IV rider charge terminates and the GMIB Max II or GMIB Plus IV investment allocation restrictions, described above, will no longer apply (except as described above under "Restrictions on Investment Allocations if the GMIB Max II Rider Terminates").


USE OF AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM AND SYSTEMATIC WITHDRAWAL PROGRAM WITH GMIB MAX II OR GMIB PLUS IV


For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2.


Used with the GMIB Max II or GMIB Plus IV rider, our Automated Required Minimum Distribution Program can help you fulfill minimum distribution requirements with respect to your contract without reducing the income base on a proportionate basis. (Reducing the income base on a proportionate basis could have the effect of reducing or eliminating the value of annuity payments under the GMIB Max II or GMIB Plus IV riders.) The Automated Required Minimum Distribution Program calculates minimum distribution requirements with respect to your contract and makes payments to you on a monthly, quarterly, semi-annual or annual basis.


Alternatively, you may choose to enroll in both the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program (see "Access to Your Money - Systematic Withdrawal Program"). In order to avoid taking withdrawals that could reduce the income base on a proportionate basis, withdrawals under the Systematic Withdrawal Program should not exceed 5.5% of the Annual Increase Amount at the beginning of the contract year with the GMIB Max II, or 4.5% of the Annual Increase Amount at the beginning of the contract year with the GMIB Plus IV. Any amounts above 5.5% of the Annual Increase Amount (for GMIB Max II) or 4.5% of the Annual Increase Amount (for GMIB Plus IV) that need to be withdrawn to fulfill minimum distribution requirements can be paid out at the end of the calendar year by the Automated Required Minimum Distribution Program. For example, if you elect the GMIB Plus IV and enroll in the Systematic Withdrawal Program and elect to receive monthly payments totaling 4.5% of the Annual Increase Amount, you should also enroll in the Automated Required Minimum Distribution Program and elect to receive your Automated Required Minimum Distribution Program payment on an annual basis, after the Systematic Withdrawal Program monthly payment in December.


If you enroll in either the Automated Required Minimum Distribution Program or both the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program, you should not make additional withdrawals outside the programs. Additional withdrawals may result in the income base being reduced on a proportionate basis, and have the effect of reducing or eliminating the value of annuity payments under the GMIB Max II or GMIB Plus IV rider.


To enroll in the Automated Required Minimum Distribution Program and/or the Systematic Withdrawal Program, please contact our Annuity Service Center.

(See Appendix B for examples illustrating the operation of GMIB Max II and GMIB Plus IV.)


DESCRIPTION OF GMIB PLUS III


The GMIB Plus III rider is available in Nevada only for owners up through age 78, and you can only elect the GMIB Plus III at the time you purchase the contract. THE GMIB PLUS III RIDER MAY BE EXERCISED AFTER A 10-YEAR WAITING PERIOD AND THEN ONLY WITHIN 30 DAYS FOLLOWING A CONTRACT ANNIVERSARY, PROVIDED THAT THE EXERCISE MUST OCCUR NO LATER THAN THE 30-DAY PERIOD FOLLOWING THE CONTRACT ANNIVERSARY PRIOR TO THE OWNER'S 91ST BIRTHDAY.


INCOME BASE. The INCOME BASE is the greater of (a) or (b) below.


(a) Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial purchase payment. Thereafter, the Highest Anniversary Value will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to the owner's 81st birthday, the Highest Anniversary Value will be recalculated and set equal to the greater of the Highest Anniversary Value before the recalculation or the account value on the date of the recalculation.


The Highest Anniversary Value does not change after the contract anniversary immediately preceding the owner's 81st birthday, except that it is increased for each subsequent purchase payment and reduced proportionally by the percentage reduction in account value attributable to each subsequent withdrawal (including any applicable withdrawal charge).


(b) Annual Increase Amount: On the date we issue your contract, the "Annual Increase Amount" is equal to your initial purchase payment. All purchase payments received within 120 days of the date we issue your contract will be treated as part of the initial purchase payment for this purpose. Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:


    (i) is purchase payments accumulated at the annual increase rate (as defined below); and


    (ii) is withdrawal adjustments (as defined below) accumulated at the annual increase rate.


The Highest Anniversary Value and Annual Increase Amount are calculated independently of each other. When the Highest Anniversary Value is recalculated and set equal to the account value, the Annual Increase Amount is not set equal to the account value. See "Optional Step-Up" below for a feature that can be used to reset the Annual Increase Amount to the account value.


ANNUAL INCREASE RATE. Through the contract anniversary immediately prior to the owner's 91st birthday, the annual increase rate is the greater of:


(a)    5%; or


(b)    the required minimum distribution rate (as defined below).


Item (b) only applies to IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code.


The required minimum distribution rate equals the greater of:


(1) the required minimum distribution amount for the previous calendar year or for this calendar year (whichever is greater), divided by the Annual Increase Amount at the beginning of the contract year;


(2a)    if you enroll only in the Automated Required Minimum Distribution
                      ----
     Program, the total withdrawals during the contract year under the Automated Required Minimum Distribution Program, divided by the Annual Increase Amount at the beginning of the contract year; or


(2b)    if you enroll in both the Systematic Withdrawal Program and the
                         ----
     Automated Required Minimum Distribution Program, the total withdrawals during the contract year under (i) the Systematic Withdrawal Program (up to a maximum of 5% of the Annual Increase Amount at the beginning of the contract year) and (ii) the Automated Required Minimum Distribution Program (which can be used to pay out any amount above the Systematic Withdrawal Program withdrawals that must be withdrawn to fulfill minimum distribution requirements at the end of the calendar year), divided by the Annual Increase Amount at the beginning of the contract year.

On the first contract anniversary, "at the beginning of the contract year" means on the issue date; on a later contract anniversary, "at the beginning of the contract year" means on the prior contract anniversary.


See "Use of Automated Required Minimum Distribution Program and Systematic Withdrawal Program With GMIB Plus III" below for more information on the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program.


If item (b) above (the required minimum distribution rate) is greater than item
(a) above, and your total withdrawals during a contract year, divided by the Annual Increase Amount at the beginning of the contract year, exceed the
                                                              ------
required minimum distribution rate, the required minimum distribution rate is not used to calculate the annual increase rate, and the annual increase rate will be reduced to 5% (item (a)). Therefore, the annual increase rate for that contract year will be lower than the required minimum distribution rate, which could have the effect of reducing the value of annuity payments under the GMIB Plus III rider.


During the 30 day period following the contract anniversary immediately prior to the owner's 91st birthday, the annual increase rate is 0%.


WITHDRAWAL ADJUSTMENTS. Withdrawal adjustments in a contract year are determined according to (a) or (b):


(a) The withdrawal adjustment for each withdrawal in a contract year is the value of the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in account value attributed to that withdrawal (including any applicable withdrawal charge); or


(b) If total withdrawals in a contract year are not greater than the annual increase rate multiplied by the Annual Increase Amount at the beginning of the contract year, and if these withdrawals are paid to you (or to the annuitant, if the contract is owned by a non-natural person) or to another payee we agree to, the total withdrawal adjustments for that contract year will be set equal to the dollar amount of total withdrawals (including any applicable withdrawal charge) in that contract year. These withdrawal adjustments will replace the withdrawal adjustments defined in (a) immediately above and be treated as though the corresponding withdrawals occurred at the end of that contract year.


As described in (a) immediately above, if in any contract year you take cumulative withdrawals that exceed the annual increase rate multiplied by the Annual Increase Amount at the beginning of the contract year, the Annual Increase Amount will be reduced in the same proportion that the entire withdrawal (including any applicable withdrawal charge) reduced the account value. This reduction may be significant, particularly when the account value is lower than the Annual Increase Amount, and could have the effect of reducing or eliminating the value of annuity payments under the GMIB rider. Limiting your cumulative withdrawals during a contract year to not more than the annual increase rate multiplied by the Annual Increase Amount at the beginning of the contract year will result in dollar-for-dollar treatment of the withdrawals, as described in (b) immediately above.


(See Appendix C for examples of the calculation of the income base, including the Highest Anniversary Value, the Annual Increase Amount, the annual increase rate, and the withdrawal adjustments.)


In determining the GMIB annuity income, an amount equal to the withdrawal charge that would be assessed upon a complete withdrawal and the amount of any premium and other taxes that may apply will be deducted from the income base.


OPTIONAL STEP-UP. On each contract anniversary as permitted, you may elect to reset the Annual Increase Amount to the account value. An Optional Step-Up may be beneficial if your account value has grown at a rate above the annual increase rate on the Annual Increase Amount (5%). As described below, an Optional Step-Up resets the Annual Increase Amount to the account value. After an Optional Step-Up, the annual increase rate will be applied to the new, higher Annual Increase Amount and therefore the amount that may be withdrawn without reducing the Annual Increase Amount on a proportionate basis will increase. HOWEVER, IF YOU ELECT TO RESET THE ANNUAL INCREASE AMOUNT, WE WILL ALSO RESTART THE 10-YEAR WAITING PERIOD. IN ADDITION, WE MAY RESET THE RIDER CHARGE TO A RATE THAT DOES NOT EXCEED THE LOWER OF: (A) THE MAXIMUM OPTIONAL STEP-UP CHARGE (1.50%) OR (B) THE CURRENT RATE THAT WE CHARGE FOR THE SAME RIDER AVAILABLE FOR NEW CONTRACT PURCHASES AT THE TIME OF THE OPTIONAL STEP-UP.

An Optional Step-Up is permitted only if: (1) the account value exceeds the Annual Increase Amount immediately before the reset; and (2) the owner (or oldest joint owner or annuitant if the contract is owned by a non-natural person) is not older than age 80 on the date of the Optional Step-Up.


You may elect either: (1) a one-time Optional Step-Up at any contract anniversary provided the above requirements are met, or (2) Optional Step-Ups to occur under the Automatic Annual Step-Up. If you elect Automatic Annual Step-Ups, on any contract anniversary while this election is in effect, the Annual Increase Amount will reset to the account value automatically, provided the above requirements are met. The same conditions described above will apply to each Automatic Step-Up. You may discontinue this election at any time by notifying us in writing, at our Annuity Service Center (or by any other method acceptable to us), at least 30 days prior to the contract anniversary on which a reset may otherwise occur. Otherwise, it will remain in effect through the seventh contract anniversary following the date you make this election, at which point you must make a new election if you want Automatic Annual Step-Ups to continue. If you discontinue or do not re-elect the Automatic Annual Step-Ups, no Optional Step-Up will occur automatically on any subsequent contract anniversary unless you make a new election under the terms described above. (If you discontinue Automatic Annual Step-Ups, the rider (and the rider charge) will continue, and you may choose to elect a one time Optional Step-Up or reinstate Automatic Annual Step-Ups as described above.)


We must receive your request to exercise the Optional Step-Up in writing, at our Annuity Service Center, or any other method acceptable to us. We must receive your request prior to the contract anniversary for an Optional Step-Up to occur on that contract anniversary.


The Optional Step-Up:


(1) resets the Annual Increase Amount to the account value on the contract anniversary following the receipt of an Optional Step-Up election;


(2) resets the waiting period to exercise the rider to the tenth contract anniversary following the date the Optional Step-Up took effect; and


(3)    may reset the rider charge to a rate that does not exceed the lower of:
     (a) the Maximum Optional Step-Up Charge (1.50%) or (b) the current rate that we charge for the same rider available for new contract purchases at the time of the Optional Step-Up.


In the event that the charge applicable to contract purchases at the time of the step-up is higher than your current rider charge, you will be notified in writing a minimum of 30 days in advance of the applicable contract anniversary and be informed that you may choose to decline the Automatic Annual Step-Up. If you decline the Automatic Annual Step-Up, you must notify us in accordance with our Administrative Procedures (currently we require you to submit your request in writing to our Annuity Service Center no less than seven calendar days prior to the applicable contract anniversary). Once you notify us of your decision to decline the Automatic Annual Step-Up, you will no longer be eligible for future Automatic Annual Step-Ups until you notify us in writing to our Annuity Service Center that you wish to reinstate the Automatic Annual Step-Ups. This reinstatement will take effect at the next contract anniversary after we receive your request for reinstatement.


On the date of the Optional Step-Up, the account value on that day will be treated as a single purchase payment received on the date of the step-up for purposes of determining the Annual Increase Amount after the reset. All purchase payments and withdrawal adjustments previously used to calculate the Annual Increase Amount will be set equal to zero on the date of the step-up.


INVESTMENT ALLOCATION RESTRICTIONS. For a detailed description of the GMIB Plus III investment allocation restrictions, see "Purchase - Investment Allocation Restrictions for Certain Riders."


If you elect the GMIB Plus III, you may not participate in the Dollar Cost Averaging (DCA) program.


GUARANTEED PRINCIPAL OPTION. On each contract anniversary starting with the tenth contract anniversary and through the contract anniversary prior to the owner's 91st birthday, you may exercise the Guaranteed Principal Option. If the owner is a non-natural person, the annuitant's age is the basis for determining the birthday. If there are joint owners, the age of the oldest owner is used for determining the birthday. We must receive your request to exercise the Guaranteed Principal Option in writing, or any other method that we agree to, within 30 days following the applicable contract anniversary. The Guaranteed Principal Option will take effect at the end of this 30-day period following that contract anniversary.


By exercising the Guaranteed Principal Option, you elect to receive an additional amount to be added to your account value intended to restore your initial investment in the contract, in lieu of receiving GMIB payments. The additional amount is called the Guaranteed Principal Adjustment and is equal to
(a) minus (b) where:


(a) is purchase payments credited within 120 days of the date we issued the contract (reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal (including applicable withdrawal charges) prior to the exercise of the Guaranteed Principal Option) and


(b) the account value on the contract anniversary immediately preceding exercise of the Guaranteed Principal Option.


The Guaranteed Principal Option can only be exercised if (a) exceeds (b), as defined above. The Guaranteed Principal Adjustment will be added to each applicable investment portfolio in the ratio the portion of the account value in such investment portfolio bears to the total account value in all investment portfolios. IT IS IMPORTANT TO NOTE THAT ONLY PURCHASE PAYMENTS MADE DURING THE FIRST 120 DAYS THAT YOU HOLD THE CONTRACT ARE TAKEN INTO CONSIDERATION IN DETERMINING THE GUARANTEED PRINCIPAL ADJUSTMENT. IF YOU ANTICIPATE MAKING PURCHASE PAYMENTS AFTER 120 DAYS, YOU SHOULD UNDERSTAND THAT SUCH PAYMENTS WILL NOT INCREASE THE GUARANTEED PRINCIPAL ADJUSTMENT. However, because purchase payments made after 120 days will increase your account value, such payments may have a significant impact on whether or not a Guaranteed Principal Adjustment is due. Therefore, the GMIB Plus III rider may not be appropriate for you if you intend to make additional purchase payments after the 120-day period and are purchasing the rider for this feature.


The Guaranteed Principal Adjustment will never be less than zero. IF THE GUARANTEED PRINCIPAL OPTION IS EXERCISED, THE GMIB PLUS III RIDER WILL TERMINATE AS OF THE DATE THE OPTION TAKES EFFECT AND NO ADDITIONAL GMIB CHARGES WILL APPLY THEREAFTER. The variable annuity contract, however, will continue. If you only elected the GMIB Plus III, the investment allocation restrictions described above will no longer apply. If you elected both the GMIB Plus III and the Enhanced Death Benefit II, the Enhanced Death Benefit II investment allocation restrictions described in "Purchase - Investment Allocation Restrictions for Certain Riders" will continue to apply as long as the Enhanced Death Benefit II rider has not terminated.


EXERCISING THE GMIB PLUS III RIDER. If you exercise the GMIB Plus III, you must elect to receive annuity payments under one of the following fixed annuity options:


(1)    Life annuity with 5 years of annuity payments guaranteed.


(2) Joint and last survivor annuity with 5 years of annuity payments guaranteed. Based on federal tax rules, this option is not available for Qualified Contracts where the difference in ages of the joint annuitants, who are not spouses, is greater than 10 years. (See "Annuity Payments (The Income Phase).")


These options are described in the contract and the GMIB Plus III rider.


The GMIB Annuity Table is specified in the rider. For GMIB Plus III, this table is calculated based on the Annuity 2000 Mortality Table with a 10-year age set back with interest of 1.5% per annum. As with other payout types, the amount you receive as an income payment also depends on the annuity option you select, your age, and (where permitted by state law) your sex. The annuity rates for attained ages 86 to 90 are the same as those for attained age 85. THE ANNUITY RATES IN THE GMIB ANNUITY TABLE ARE CONSERVATIVE AND A WITHDRAWAL CHARGE MAY BE APPLICABLE, SO THE AMOUNT OF GUARANTEED MINIMUM LIFETIME INCOME THAT THE GMIB PRODUCES MAY BE LESS THAN THE AMOUNT OF ANNUITY INCOME THAT WOULD BE PROVIDED BY APPLYING YOUR ACCOUNT VALUE ON YOUR ANNUITY DATE TO THEN-CURRENT ANNUITY PURCHASE RATES.


If you exercise the GMIB Plus III, your annuity payments will be the greater of:

o the annuity payment determined by applying the amount of the income base to the GMIB Annuity Table, or


o the annuity payment determined for the same annuity option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")


IF THE AMOUNT OF THE GUARANTEED MINIMUM LIFETIME INCOME THAT THE GMIB PLUS III PRODUCES IS LESS THAN THE AMOUNT OF ANNUITY INCOME THAT WOULD BE PROVIDED BY APPLYING CONTRACT VALUE ON THE ANNUITY DATE TO THE THEN-CURRENT ANNUITY PURCHASE RATES, THEN YOU WOULD HAVE PAID FOR A BENEFIT THAT YOU DID NOT USE.


If you take a full withdrawal of your account value, your contract is terminated by us due to its small account value and inactivity (see "Purchase - Purchase Payments"), or your contract lapses and there remains any income base, we will commence making income payments within 30 days of the date of the full withdrawal, termination or lapse. In such cases, your income payments under this benefit, if any, will be determined using the income base and any applicable withdrawal adjustment that was taken on account of the withdrawal, termination or lapse.


ENHANCED PAYOUT RATES. As noted above, for the GMIB Plus III rider, the annuity rates in the GMIB Annuity Table are calculated based on the Annuity 2000 Mortality Table with a 10-year age set back with interest of 1.5% per annum. However, the GMIB Plus III payout rates are enhanced under the following circumstances. If:


o  you begin withdrawals on or after your 62nd birthday;


o your account value is fully withdrawn or decreases to zero at or after your 62nd birthday and there is an income base remaining; and


o the annuity option you select is the single life annuity with 5 years of annuity payments guaranteed;


then the annual annuity payments under the GMIB Plus III rider will equal or exceed 5.5% of the income base (calculated on the date the payments are determined).


Alternatively, the GMIB Plus III payout rates are enhanced under the following circumstances. If:


o  you begin withdrawals on or after your 60th birthday;


o your account value is fully withdrawn or decreases to zero at or after your 60th birthday and there is an income base remaining; and


o the annuity option you select is the single life annuity with 5 years of annuity payments guaranteed;


then the annual annuity payments under the GMIB Plus III rider will equal or exceed 5% of the income base (calculated on the date the payments are determined).


If you choose not to receive annuity payments as guaranteed under the GMIB Plus III, you may elect any of the annuity options available under the contract.


TERMINATING THE GMIB PLUS III RIDER. Except as otherwise provided in the GMIB Plus III rider, the rider will terminate upon the earliest of:


    a) The 30th day following the contract anniversary prior to your 91st birthday;


    b) The date you make a complete withdrawal of your account value (if there is an income base remaining you will receive payments based on the remaining income base);


    c) The date you elect to receive annuity payments under the contract and you do not elect to receive payments under the GMIB;


    d) Death of the owner or joint owner (unless the spouse (age 89 or younger) is the beneficiary and elects to continue the contract), or death of the annuitant if a non-natural person owns the contract;


    e) A change for any reason of the owner or joint owner or the annuitant, if a non-natural person owns the contract, subject to our administrative procedures;


    f)    The effective date of the Guaranteed Principal Option; or


    g)    The date you assign your contract.


Under our current administrative procedures, we will waive the termination of the GMIB Plus III rider if you assign the contract under the following limited circumstances: if the assignment is solely for your benefit on account of your direct transfer of account value under Section 1035 of the Internal Revenue Code to fund premiums for a long term care insurance policy or purchase payments for an annuity contract issued by an insurance company which is not our affiliate and which is licensed to conduct business in any state. All such direct transfers are subject to any applicable withdrawal charges.



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


When the GMIB Plus III rider terminates, the corresponding GMIB Plus III rider charge terminates and the GMIB Plus III investment allocation restrictions, described above, will no longer apply.


USE OF AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM AND SYSTEMATIC WITHDRAWAL PROGRAM WITH GMIB PLUS III


For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2.


Used with the GMIB Plus III rider, our Automated Required Minimum Distribution Program can help you fulfill minimum distribution requirements with respect to your contract without reducing the income base on a proportionate basis. (Reducing the income base on a proportionate basis could have the effect of reducing or eliminating the value of annuity payments under the GMIB Plus III rider.) The Automated Required Minimum Distribution Program calculates minimum distribution requirements with respect to your contract and makes payments to you on a monthly, quarterly, semi-annual or annual basis.


Alternatively, you may choose to enroll in both the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program (see "Access to Your Money - Systematic Withdrawal Program"). In order to avoid taking withdrawals that could reduce the income base on a proportionate basis, withdrawals under the Systematic Withdrawal Program should not exceed 5% of the Annual Increase Amount at the beginning of the contract year. Any amounts above 5% of the Annual Increase Amount that need to be withdrawn to fulfill minimum distribution requirements can be paid out at the end of the calendar year by the Automated Required Minimum Distribution Program. For example, if you elect the GMIB Plus III and enroll in the Systematic Withdrawal Program and elect to receive monthly payments totaling 5% of the Annual Increase Amount, you should also enroll in the Automated Required Minimum Distribution Program and elect to receive your Automated Required Minimum Distribution Program payment on an annual basis, after the Systematic Withdrawal Program monthly payment in December.


If you enroll in either the Automated Required Minimum Distribution Program or both the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program, you should not make additional withdrawals outside the programs. Additional withdrawals may result in the income base being reduced on a proportionate basis, and have the effect of reducing or eliminating the value of annuity payments under the GMIB Plus III rider.


To enroll in the Automated Required Minimum Distribution Program and/or the Systematic Withdrawal Program, please contact our Annuity Service Center.


(See Appendix C for examples illustrating the operation of the GMIB Plus III.)




8. PERFORMANCE

We periodically advertise subaccount performance relating to the investment portfolios. We will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the Separate Account product charges (including certain death benefit rider charges) and the investment portfolio expenses. It does not reflect the deduction of any applicable account fee, withdrawal charge, or applicable optional rider charges. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the Separate Account product charges (including certain death benefit rider charges), account fee, withdrawal charges, applicable optional rider charges, and the investment portfolio expenses.


For periods starting prior to the date the contract was first offered, the performance will be based on the historical performance of the corresponding investment portfolios for the periods commencing from the date on which the particular investment portfolio was made available through the Separate Account.


In addition, the performance for the investment portfolios may be shown for the period commencing from the inception date of the investment portfolios. These figures should not be interpreted to reflect actual historical performance of the Separate Account.


We may, from time to time, include in our advertising and sales materials performance information for funds or investment accounts related to the investment portfolios and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.


We may advertise the living benefit and death benefit riders using illustrations showing how the benefit works with historical performance of specific investment portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying investment portfolios.


You should know that for any performance we illustrate, future performance will vary and results shown are not necessarily representative of future results.




9. DEATH BENEFIT

UPON YOUR DEATH


If you die during the accumulation phase, we will pay a death benefit to your beneficiary(ies). The Principal Protection is the standard death benefit for your contract. At the time you purchase the contract, depending on availability in your state, you can select an optional Enhanced Death Benefit rider (EDB Max II, Enhanced Death Benefit III, or Enhanced Death Benefit II). If you are 76 years old or older at the effective date of your contract, you are not eligible to select an Enhanced Death Benefit rider.


EDB Max II and Enhanced Death Benefit III are available in all states except Nevada and Oregon. In Nevada, Enhanced Death Benefit II is the only Enhanced Death Benefit currently available. In Oregon, no Enhanced Death Benefits are currently available.


The EDB Max II rider may only be elected if you have elected the GMIB Max II rider. The Enhanced Death Benefit III rider may only be elected if you have elected the GMIB Plus IV rider. The Enhanced Death Benefit II rider may only be elected if you have elected the GMIB Plus III rider.


The death benefits are described below.


The death benefit is determined as of the end of the business day on which we receive both due proof of death and an election for the payment method. Where there are multiple beneficiaries, the death benefit will only be determined as of the time the first beneficiary submits the necessary documentation in good order. If the death benefit payable is an amount that exceeds the account value on the day it is determined, we will apply to the contract an amount equal to the difference between the death benefit payable and the account value, in accordance with the current allocation of the account value. This death benefit amount remains in the investment portfolios until each of the other beneficiaries submits the necessary documentation in good order to claim his/her death benefit. (See "General Death Benefit Provisions" below.) Any death benefit amounts held in the investment portfolios on behalf of the remaining beneficiaries are subject to investment risk. There is no additional death benefit guarantee.


If you have a joint owner, the death benefit will be paid when the first owner dies. Upon the death of either owner, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary, unless instructed otherwise.


If a non-natural person owns the contract, the annuitant will be deemed to be the owner in determining the death benefit. If there are joint owners, the age of the oldest owner will be used to determine the death benefit amount.


If we are presented in good order with notification of your death before any requested transaction is completed (including transactions under a dollar cost averaging program, the Automatic Rebalancing Program, the Systematic Withdrawal Program, or the Automated Required Minimum Distribution Program), we will cancel the request. As described above, the death benefit will be determined when we receive both due proof of death and an election for the payment method.



STANDARD DEATH BENEFIT - PRINCIPAL PROTECTION


The death benefit will be the greater of:


(1)    the account value; or


(2) total purchase payments, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal.


If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit amount will be determined as defined above; however, subsection (2) will be changed to provide as follows: "the account value as of the effective date of the change of owner, increased by purchase payments received after the date of the change of owner, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date."


In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit amount will be determined in accordance with (1) or (2) above.


(See Appendix D for examples of the Principal Protection death benefit rider.)


OPTIONAL DEATH BENEFITS - EDB MAX II AND ENHANCED DEATH BENEFIT III


In states where approved, you may select the EDB Max II rider (subject to investment allocation restrictions) if you are age 75 or younger at the effective date of your contract and have elected the GMIB Max II rider. In states where approved, you may select the Enhanced Death Benefit III (EDB III) rider (subject to investment allocation restrictions) if you are age 75 or younger at the effective date of your contract and you have elected the GMIB Plus IV rider. The Enhanced Death Benefit (EDB) riders are referred to in your contract and rider as the "Guaranteed Minimum Death Benefit" or GMDB.


EDB RIDERS MUST BE ELECTED WITH CORRESPONDING GMIB RIDERS. The EDB Max II rider may only be elected if you have elected the GMIB Max II rider, and the EDB III rider may only be elected if you have elected the GMIB Plus IV rider. You should understand that by electing both a GMIB rider and an EDB rider, you will be paying for and receiving both an income benefit and a death benefit and the cost of the combined riders will be higher than the cost of either a GMIB rider or other available death benefit riders individually. Please note that other standard or optional death benefit riders are available under this contract that are not required to be purchased in combination with a GMIB rider. You should also understand that once GMIB annuity payments begin under a GMIB rider, the EDB rider will be terminated.


ELECTING EDB MAX II OR EDB III. You should consult with your registered representative when considering whether to elect the EDB Max II or EDB III rider. Important factors to consider when comparing the two riders include:


o ANNUAL INCREASE RATE. We calculate a death benefit base under both the EDB Max II and EDB III riders that helps determine the amount of the death benefit your beneficiaries will receive under the rider. One of the factors used in calculating the death benefit base is called the "annual increase rate." The annual increase rate under the EDB Max II is 5.5% and the annual increase rate under the EDB III is 4.5%. (See "Effect of Required Minimum Distributions" below for circumstances under which these percentages may be higher.)


o ANNUAL WITHDRAWAL AMOUNT. Each contract year, you can withdraw up to a certain percentage of your Annual Increase Amount, and the Annual Increase Amount will be reduced by the dollar amount withdrawn (not proportionately). This percentage is 5.5% under the EDB Max II and 4.5% under the EDB III. (See "Effect of Required Minimum Distributions" below for circumstances under which these percentages may be higher.)


o INVESTMENT ALLOCATION RESTRICTIONS. The EDB III rider allows you to allocate your purchase payments among a wider variety of investment options than the EDB Max II rider, including investment portfolios that may offer the potential for higher returns than the investment portfolios available with the EDB Max II rider. See "Investment Allocation Restrictions" below for more information.



   o If you elect the EDB Max II, you must allocate all of your purchase payments and account value among five investment portfolios, and you will not be able to allocate purchase payments or account value to a money market portfolio.


   o If you elect the EDB III, you must allocate all of your purchase payments and account value according to the investment allocation restrictions described above in "Purchase - Investment Allocation Restrictions for Certain Riders." If you elect the EDB III, you will be able to allocate purchase payments and account value to a money market portfolio.


o SUBSEQUENT PURCHASE PAYMENTS UNDER EDB MAX II. If the EDB Max II rider is no longer available to new customers, or if we make changes in the future to the terms of the EDB Max II rider offered to new customers, we may choose not to permit you to make subsequent purchase payments. You should consider how significant the ability to make subsequent purchase payments is for your long-term investment plans.

EFFECT OF REQUIRED MINIMUM DISTRIBUTIONS. The following only applies to IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code. As described below under "Annual Increase Rate" and "Withdrawal Adjustments," there may be times when the amount of your required minimum distribution (which is based on factors including your age and your account value) in relation to the Annual Increase Amount causes the annual increase rate and dollar-for-dollar withdrawal amount to be higher than 4.5% under the EDB III or higher than 5.5% under the EDB Max II.


Both riders are described in detail below.


DESCRIPTION OF EDB MAX II AND EDB III. If you select the EDB Max II or EDB III rider, the amount of the death benefit will be the greater of:


(1)    the account value; or


(2)    the death benefit base.


The DEATH BENEFIT BASE provides protection against adverse investment experience. It guarantees that the death benefit will not be less than the greater of: (1) the highest account value on any anniversary (adjusted for withdrawals), or (2) the amount of your initial investment (adjusted for withdrawals), accumulated at 5.5% per year under EDB Max II or 4.5% per year under EDB III.


The death benefit base is the greater of (a) or (b) below:


    (a) Highest Anniversary Value: On the date we issue your contract, the Highest Anniversary Value is equal to your initial purchase payment. Thereafter, the Highest Anniversary Value will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal. The percentage reduction in account value is the dollar amount of the withdrawal (including any applicable withdrawal charge) divided by the account value immediately preceding such withdrawal. On each contract anniversary prior to your 81st birthday, the Highest Anniversary Value will be recalculated to equal the greater of the Highest Anniversary Value before the recalculation or the account value on the date of the recalculation.


    (b) Annual Increase Amount: On the date we issue your contract, the Annual Increase Amount is equal to your initial purchase payment. All purchase payments received within 120 days of the date we issue your contract will be treated as part of the initial purchase payment for this purpose. Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:


    (i) is purchase payments accumulated at the annual increase rate (as defined below); and


    (ii) is withdrawal adjustments (as defined below) accumulated at the annual increase rate.


The Highest Anniversary Value and Annual Increase Amount are calculated independently of each other. When the Highest Anniversary Value is recalculated and set equal to the account value, the Annual Increase Amount is not set equal to the account value. See "Optional Step-Up" below for a feature that can be used to reset the Annual Increase Amount to the account value.


ANNUAL INCREASE RATE. Through the contract anniversary immediately prior to the owner's 91st birthday, the annual increase rate is the greater of:


(a)    5.5% for EDB Max II or 4.5% for EDB III; or


(b)    the required minimum distribution rate (as defined below).


Item (b) only applies to IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code.


The required minimum distribution rate equals the greater of:


(1) the required minimum distribution amount for the previous calendar year or for this calendar year (whichever is greater), divided by the Annual Increase Amount at the beginning of the contract year;


(2a)    if you enroll only in the Automated Required Minimum Distribution
                      ----
     Program, the total withdrawals during the contract year under the Automated Required Minimum Distribution Program, divided by the Annual Increase Amount at the beginning of the contract year; or


(2b)    if you enroll in both the Systematic Withdrawal Program and the
                         ----
     Automated Required Minimum Distribution Program, the total withdrawals during the contract year under (i) the Systematic Withdrawal Program (up to a maximum of 5.5% of the Annual Increase Amount at the beginning of the contract year for EDB Max II, or 4.5% of the Annual Increase Amount at the beginning of the contract year for EDB III) and (ii) the Automated Required Minimum

     Distribution Program (which can be used to pay out any amount above the Systematic Withdrawal Program withdrawals that must be withdrawn to fulfill minimum distribution requirements at the end of the calendar year), divided by the Annual Increase Amount at the beginning of the contract year.


On the first contract anniversary, "at the beginning of the contract year" means on the issue date; on a later contract anniversary, "at the beginning of the contract year" means on the prior contract anniversary.


See "Use of Automated Required Minimum Distribution Program and Systematic Withdrawal Program With EDB Max II or EDB III" below for more information on the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program.


If item (b) above (the required minimum distribution rate) is greater than item
(a) above, and your total withdrawals during a contract year, divided by the Annual Increase Amount at the beginning of the contract year, exceed the
                                                              ------
required minimum distribution rate, the required minimum distribution rate is not used to calculate the annual increase rate, and the annual increase rate will be reduced to 5.5% for EDB Max II or 4.5% for EDB III (item (a)). Therefore, the annual increase rate for that contract year will be lower than the required minimum distribution rate, which could have the effect of reducing the value of the death benefit under the Enhanced Death Benefit rider.


After the contract anniversary immediately prior to the owner's 91st birthday, the annual increase rate is 0%.


WITHDRAWAL ADJUSTMENTS. Withdrawal adjustments in a contract year are determined according to (a) or (b):


(a) The withdrawal adjustment for each withdrawal in a contract year is the value of the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in account value attributable to that partial withdrawal (including any applicable withdrawal charge); or


(b) (1) if total withdrawals in a contract year are not greater than the annual increase rate multiplied by the Annual Increase Amount at the beginning of the contract year; (2) if the withdrawals occur before the contract anniversary immediately prior to your 91st birthday; and (3) if these withdrawals are payable to the owner (or the annuitant, if the owner is a non-natural person) or to another payee we agree to, the total withdrawal adjustments for that contract year will be set equal to the dollar amount of total withdrawals (including any applicable withdrawal charge) in that contract year. These withdrawal adjustments will replace the withdrawal adjustments defined in (a) immediately above and will be treated as though the corresponding withdrawals occurred at the end of that contract year.


As described in (a) immediately above, if in any contract year you take cumulative withdrawals that exceed the annual increase rate multiplied by the Annual Increase Amount at the beginning of the contract year, the Annual Increase Amount will be reduced in the same proportion that the entire withdrawal (including any applicable withdrawal charge) reduced the account value. This reduction may be significant, particularly when the account value is lower than the Annual Increase Amount, and could have the effect of reducing or eliminating the value of the death benefit under the Enhanced Death Benefit rider. Complying with the three conditions described in (b) immediately above (including limiting your cumulative withdrawals during a contract year to not more than the annual increase rate multiplied by the Annual Increase Amount at the beginning of the contract year) will result in dollar-for-dollar treatment of the withdrawals.


The Highest Anniversary Value does not change after the contract anniversary immediately preceding the owner's 81st birthday, except that it is increased for each subsequent purchase payment and reduced proportionately by the percentage reduction in account value attributable to each subsequent withdrawal (including any applicable withdrawal charge). The Annual Increase Amount does not change after the contract anniversary immediately preceding the owner's 91st birthday, except that it is increased for each subsequent purchase payment and reduced by the withdrawal adjustments described above.


(See Appendix D for examples of the calculation of the death benefit base, including the Highest Anniversary Value, the Annual Increase Amount, the annual increase rate, and the withdrawal adjustments.)


OPTIONAL STEP-UP. On each contract anniversary as permitted, you may elect to reset the Annual Increase Amount to the account value. An Optional Step-Up may be beneficial if your account value has grown at a rate above the annual increase rate on the Annual Increase Amount (5.5% for EDB Max II or 4.5% for EDB III). As described below, an Optional Step-Up resets the Annual Increase Amount to the account value. After an Optional Step-Up, the annual increase rate will be applied to the new, higher

Annual Increase Amount and therefore the amount that may be withdrawn without reducing the Annual Increase Amount on a proportionate basis will increase. HOWEVER, IF YOU ELECT TO RESET THE ANNUAL INCREASE AMOUNT, WE MAY RESET THE RIDER CHARGE TO A RATE THAT DOES NOT EXCEED THE LOWER OF: (A) THE MAXIMUM OPTIONAL STEP-UP CHARGE (1.50%) OR (B) THE CURRENT RATE THAT WE CHARGE FOR THE SAME RIDER AVAILABLE FOR NEW CONTRACT PURCHASES AT THE TIME OF THE OPTIONAL STEP-UP.


An Optional Step-Up is permitted only if: (1) the account value exceeds the Annual Increase Amount immediately before the Optional Step-Up; and (2) the owner (or oldest joint owner or annuitant if the contract is owned by a non-natural person) is not older than age 80 on the date of the Optional Step-Up.


You may elect either: (1) a one-time Optional Step-Up at any contract anniversary provided the above requirements are met, or (2) Optional Step-Ups to occur under the Automatic Annual Step-Up. If you elect Automatic Annual Step-Ups, on any contract anniversary while this election is in effect, the Annual Increase Amount will reset to the account value automatically, provided the above requirements are met. The same conditions described above will apply to each Automatic Step-Up. You may discontinue this election at any time by notifying us in writing, at our Annuity Service Center (or by any other method acceptable to us), at least 30 days prior to the contract anniversary on which an Optional Step-Up may otherwise occur. Otherwise, it will remain in effect through the seventh contract anniversary following the date you make this election, at which point you must make a new election if you want Automatic Annual Step-Ups to continue. If you discontinue or do not re-elect the Automatic Annual Step-Ups, no Optional Step-Up will occur automatically on any subsequent contract anniversary unless you make a new election under the terms described above. (If you discontinue Automatic Annual Step-Ups, the rider (and the rider charge) will continue, and you may choose to elect a one time Optional Step-Up or reinstate Automatic Annual Step-Ups as described above.)


We must receive your request to exercise the Optional Step-Up in writing, at our Annuity Service Center, or any other method acceptable to us. We must receive your request prior to the contract anniversary for an Optional Step-Up to occur on that contract anniversary.


The Optional Step-Up:


    (1) resets the Annual Increase Amount to the account value on the contract anniversary following the receipt of an Optional Step-Up election; and


    (2) may reset the rider charge to a rate that does not exceed the lower of: (a) the Maximum Optional Step-Up Charge (1.50%) or (b) the current rate that we charge for the same rider available for new contract purchases at the time of the Optional Step-Up.


In the event that the charge applicable to contract purchases at the time of the step-up is higher than your current rider charge, you will be notified in writing a minimum of 30 days in advance of the applicable contract anniversary and be informed that you may choose to decline the Automatic Annual Step-Up. If you decline the Automatic Annual Step-Up, you must notify us in accordance with our Administrative Procedures (currently we require you to submit your request in writing to our Annuity Service Center no less than seven calendar days prior to the applicable contract anniversary). Once you notify us of your decision to decline the Automatic Annual Step-Up, you will no longer be eligible for future Automatic Annual Step-Ups until you notify us in writing to our Annuity Service Center that you wish to reinstate the Automatic Annual Step-Ups. This reinstatement will take effect at the next contract anniversary after we receive your request for reinstatement.


On the date of the Optional Step-Up, the account value on that day will be treated as a single purchase payment received on the date of the step-up for purposes of determining the Annual Increase Amount after the step-up. All purchase payments and withdrawal adjustments previously used to calculate the Annual Increase Amount will be set equal to zero on the date of the Optional Step-Up.


INVESTMENT ALLOCATION RESTRICTIONS. As noted above, the EDB III rider allows you to allocate your purchase payments among a wider variety of investment options than the EDB Max II rider, including investment portfolios that offer the potential for higher returns than the investment portfolios available with the EDB Max II rider. For a detailed description of the EDB Max II and EDB III investment allocation restrictions, see "Purchase - Investment Allocation Restrictions for Certain Riders."

If you elect the EDB Max II or EDB III, you may not participate in the Dollar Cost Averaging (DCA) program.


Investment Allocation Restrictions - Comparing EDB Max II and EDB III. If you
---------------------------------------------------------------------
elect the EDB Max II rider, you must allocate 100% of your purchase payments and account value among five investment portfolios. (By contrast, more investment portfolios are available if you elect the EDB III rider; see "Purchase - Investment Allocation Restrictions for Certain Riders" for a complete list.) Four of these investment portfolios - the AllianceBernstein Global Dynamic Allocation Portfolio, AQR Global Risk Balanced Portfolio, BlackRock Global Tactical Strategies Portfolio, and MetLife Balanced Plus Portfolio - are designed specifically for use with the EDB Max riders, and have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the rider. For example, certain of the investment portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment options that are available if the EDB Max II rider is not selected may offer the potential for higher returns. Before you select the EDB Max II rider, you and your financial representative should carefully consider whether the five investment options available with EDB Max II meet your investment objectives and risk tolerance.


Restrictions on Investment Allocations if the EDB Max II Rider Terminates. If
-------------------------------------------------------------------------
the EDB Max II rider terminates (see "Terminating the EDB Max II and EDB III Riders"), you may no longer allocate subsequent purchase payments or transfer account value to or among the five EDB Max investment portfolios. You may leave account value in the five investment portfolios, but once you transfer account value to an investment portfolio that is not one of the five investment portfolios, you will not be permitted to transfer it back to any of those five investment portfolios. If the EDB Max II rider terminates, you will be permitted to allocate subsequent purchase payments or transfer account value to any of the other available investment portfolios.


POTENTIAL RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS FOR EDB MAX II. In the future, we may choose not to permit owners of existing contracts with the EDB Max II rider to make subsequent purchase payments if: (a) the EDB Max II rider is no longer available to new customers, or (b) we make certain changes to the terms of the EDB Max II rider offered to new customers (for example, if we change the EDB Max II rider charge; see your contract schedule for a list of the other changes). We will notify owners of contracts with the EDB Max II rider in advance if we impose restrictions on subsequent purchase payments. If we impose restrictions on subsequent purchase payments, contract owners will still be permitted to transfer account value among the five EDB Max II investment portfolios.


TERMINATING THE EDB MAX II AND EDB III RIDERS. Each rider will terminate upon the earliest of:


a) The date you make a total withdrawal of your account value (a pro rata portion of the rider charge will be assessed);


b) The date there are insufficient funds to deduct the rider charge from your account value;


c) The date you annuitize your contract (a pro rata portion of the rider charge will be assessed);


d) A change of the owner or joint owner (or annuitant if the owner is a non-natural person), subject to our administrative procedures;


e)    The date you assign your contract;


f) The date the death benefit amount is determined (excluding the determination of the death benefit amount under the spousal continuation option); or


g)    Termination of the contract to which this rider is attached.


Under our current administrative procedures, we will waive the termination of the EDB Max II or EDB III if you assign the contract under the following limited circumstances: if the assignment is solely for your benefit on account of your direct transfer of account value under Section 1035 of the Internal Revenue Code to fund premiums for a long term care insurance policy or purchase payments for an annuity contract issued by an insurance company which is not our



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


affiliate and which is licensed to conduct business in any state. All such direct transfers are subject to any applicable withdrawal charges.


(See Appendix D for examples of the Enhanced Death Benefit.)


USE OF AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM AND SYSTEMATIC WITHDRAWAL PROGRAM WITH EDB MAX II OR EDB III


For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2.


Used with the EDB Max II or EDB III rider, our Automated Required Minimum Distribution Program can help you fulfill minimum distribution requirements with respect to your contract without reducing the death benefit base on a proportionate basis. (Reducing the death benefit base on a proportionate basis could have the effect of reducing or eliminating the value of the death benefit provided by the EDB Max II or EDB III rider.) The Automated Required Minimum Distribution Program calculates minimum distribution requirements with respect to your contract and makes payments to you on a monthly, quarterly, semi-annual or annual basis.


Alternatively, you may choose to enroll in both the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program (see "Access to Your Money - Systematic Withdrawal Program"). In order to avoid taking withdrawals that could reduce the death benefit base on a proportionate basis, withdrawals under the Systematic Withdrawal Program should not exceed 5.5% of the Annual Increase Amount at the beginning of the contract year with the EDB Max II, or 4.5% of the Annual Increase Amount at the beginning of the contract year with the EDB III. Any amounts above 5.5% of the Annual Increase Amount (for EDB Max
II) or 4.5% of the Annual Increase Amount (for EDB III) that need to be withdrawn to fulfill minimum distribution requirements can be paid out at the end of the calendar year by the Automated Required Minimum Distribution Program. For example, if you elect EDB III, enroll in the Systematic Withdrawal Program, and elect to receive monthly payments totaling 4.5% of the Annual Increase Amount, you should also enroll in the Automated Required Minimum Distribution Program and elect to receive your Automated Required Minimum Distribution Program payment on an annual basis, after the Systematic Withdrawal Program monthly payment in December.


If you enroll in either the Automated Required Minimum Distribution Program or both the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program, you should not make additional withdrawals outside the programs. Additional withdrawals may result in the death benefit base being reduced on a proportionate basis, and have the effect of reducing or eliminating the value of the death benefit provided by the EDB Max II or EDB III rider.


To enroll in the Automated Required Minimum Distribution Program and/or the Systematic Withdrawal Program, please contact our Annuity Service Center.


ENHANCED DEATH BENEFIT AND DECEDENT CONTRACTS


If you are purchasing this contract with a nontaxable transfer of the death benefit proceeds of any annuity contract or IRA (or any other tax-qualified arrangement) of which you were the beneficiary and you are "stretching" the distributions under the IRS required distribution rules, you may not purchase an Enhanced Death Benefit rider.


OPTIONAL DEATH BENEFIT - ENHANCED DEATH BENEFIT II


The Enhanced Death Benefit II (EDB II) rider is currently only available in Nevada (subject to investment allocation restrictions) if you are age 75 or younger at the effective date of your contract and you have elected the GMIB Plus III rider. The Enhanced Death Benefit (EDB) riders are referred to in your contract and rider as the "Guaranteed Minimum Death Benefit" or GMDB.


EDB II RIDER MUST BE ELECTED WITH GMIB PLUS III RIDER. The EDB II rider may only be elected if you have elected the GMIB Plus III rider. You should understand that by electing both a GMIB rider and an EDB rider, you will be paying for and receiving both an income benefit and a death benefit and the cost of the combined riders will be higher than the cost of either a GMIB rider or other available death benefit riders individually. Please note that other standard or optional death benefit riders are available under this contract that are not required to be purchased in combination with a GMIB rider. You should also



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


understand that once GMIB annuity payments begin under a GMIB rider, the EDB rider will be terminated.


INTRODUCTION TO THE EDB II RIDER. The EDB II rider is described in detail below. Important factors to consider when deciding to elect the EDB II include:



o ANNUAL INCREASE RATE. We calculate a death benefit base under the EDB II rider that helps determine the amount of the death benefit your beneficiaries will receive under the rider. One of the factors used in calculating the death benefit base is called the "annual increase rate." The annual increase rate under the EDB II is 5%. (See "Effect of Required Minimum Distributions" below for circumstances under which this percentage may be higher.)


o ANNUAL WITHDRAWAL AMOUNT. Each contract year, you can withdraw up to a certain percentage of your Annual Increase Amount, and the Annual Increase Amount will be reduced by the dollar amount withdrawn (not proportionately). This percentage is 5% under the EDB II. (See "Effect of Required Minimum Distributions" below for circumstances under which these percentages may be higher.)


o INVESTMENT ALLOCATION RESTRICTIONS. If you elect the EDB II, you must allocate all of your purchase payments and account value according to the investment allocation restrictions described above in "Purchase - Investment Allocation Restrictions for Certain Riders." If you elect the EDB II, you will be able to allocate purchase payments and account value to a money market portfolio.


EFFECT OF REQUIRED MINIMUM DISTRIBUTIONS. The following only applies to IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code. As described below under "Annual Increase Rate" and "Withdrawal Adjustments," there may be times when the amount of your required minimum distribution (which is based on factors including your age and your account value) in relation to the Annual Increase Amount causes the annual increase rate and dollar-for-dollar withdrawal amount to be higher than 5% under the EDB II.


DESCRIPTION OF EDB II. If you select the Enhanced Death Benefit II rider, the amount of the death benefit will be the greater of:


(1)    the account value; or


(2)    the death benefit base.


The DEATH BENEFIT BASE provides protection against adverse investment experience. It guarantees that the death benefit will not be less than the greater of: (1) the highest account value on any anniversary (adjusted for withdrawals), or (2) the amount of your initial investment (adjusted for withdrawals), accumulated at 5% per year.


The death benefit base is the greater of (a) or (b) below:


    (a) Highest Anniversary Value: On the date we issue your contract, the Highest Anniversary Value is equal to your initial purchase payment. Thereafter, the Highest Anniversary Value will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal. The percentage reduction in account value is the dollar amount of the withdrawal (including any applicable withdrawal charge) divided by the account value immediately preceding such withdrawal. On each contract anniversary prior to your 81st birthday, the Highest Anniversary Value will be recalculated to equal the greater of the Highest Anniversary Value before the recalculation or the account value on the date of the recalculation.


    (b) Annual Increase Amount: On the date we issue your contract, the Annual Increase Amount is equal to your initial purchase payment. All purchase payments received within 120 days of the date we issue your contract will be treated as part of the initial purchase payment for this purpose. Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:


    (i) is purchase payments accumulated at the annual increase rate (as defined below); and


    (ii) is withdrawal adjustments (as defined below) accumulated at the annual increase rate.


The Highest Anniversary Value and Annual Increase Amount are calculated independently of each other. When the Highest Anniversary Value is recalculated and set equal to the account value, the Annual Increase Amount is not set equal to the account value. See "Optional Step-Up" below for a feature that can be used to reset the Annual Increase Amount to the account value.



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ANNUAL INCREASE RATE. Through the contract anniversary immediately prior to the owner's 91st birthday, the annual increase rate is the greater of:


(a)    5%; or


(b)    the required minimum distribution rate (as defined below).


Item (b) only applies to IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code.


The required minimum distribution rate equals the greater of:


(1) the required minimum distribution amount for the previous calendar year or for this calendar year (whichever is greater), divided by the Annual Increase Amount at the beginning of the contract year;


(2a)    if you enroll only in the Automated Required Minimum Distribution
                      ----
     Program, the total withdrawals during the contract year under the Automated Required Minimum Distribution Program, divided by the Annual Increase Amount at the beginning of the contract year; or


(2b)    if you enroll in both the Systematic Withdrawal Program and the
                         ----
     Automated Required Minimum Distribution Program, the total withdrawals during the contract year under (i) the Systematic Withdrawal Program (up to a maximum of 5% of the Annual Increase Amount at the beginning of the contract year) and (ii) the Automated Required Minimum Distribution Program (which can be used to pay out any amount above the Systematic Withdrawal Program withdrawals that must be withdrawn to fulfill minimum distribution requirements at the end of the calendar year), divided by the Annual Increase Amount at the beginning of the contract year.


On the first contract anniversary, "at the beginning of the contract year" means on the issue date; on a later contract anniversary, "at the beginning of the contract year" means on the prior contract anniversary.


See "Use of Automated Required Minimum Distribution Program and Systematic Withdrawal Program With EDB II" below for more information on the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program.


If item (b) above (the required minimum distribution rate) is greater than item

(a) above, and your total withdrawals during a contract year, divided by the

Annual Increase Amount at the beginning of the contract year, exceed the
                                                              ------
required minimum distribution rate, the required minimum distribution rate is not used to calculate the annual increase rate, and the annual increase rate will be reduced to 5% (item (a)). Therefore, the annual increase rate for that contract year will be lower than the required minimum distribution rate, which could have the effect of reducing the value of the death benefit under the Enhanced Death Benefit II rider.


After the contract anniversary immediately prior to the owner's 91st birthday, the annual increase rate is 0%.


WITHDRAWAL ADJUSTMENTS. Withdrawal adjustments in a contract year are determined according to (a) or (b):


(a) The withdrawal adjustment for each withdrawal in a contract year is the value of the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in account value attributable to that partial withdrawal (including any applicable withdrawal charge); or


(b) (1) if total withdrawals in a contract year are not greater than the annual increase rate multiplied by the Annual Increase Amount at the beginning of the contract year; (2) if the withdrawals occur before the contract anniversary immediately prior to your 91st birthday; and (3) if these withdrawals are payable to the owner (or the annuitant, if the owner is a non-natural person) or to another payee we agree to, the total withdrawal adjustments for that contract year will be set equal to the dollar amount of total withdrawals (including any applicable withdrawal charge) in that contract year. These withdrawal adjustments will replace the withdrawal adjustments defined in (a) immediately above and will be treated as though the corresponding withdrawals occurred at the end of that contract year.


As described in (a) immediately above, if in any contract year you take cumulative withdrawals that exceed the annual increase rate multiplied by the Annual Increase Amount at the beginning of the contract year, the Annual Increase Amount will be reduced in the same proportion that the entire withdrawal (including any applicable withdrawal charge) reduced the account value. This reduction may be significant, particularly when the account value is lower than the Annual Increase Amount, and could have the effect of reducing or eliminating the value of the death benefit under the Enhanced Death Benefit rider. Complying with the three conditions described in (b) immediately above (including limiting your cumulative



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


withdrawals during a contract year to not more than the annual increase rate multiplied by the Annual Increase Amount at the beginning of the contract year) will result in dollar-for-dollar treatment of the withdrawals.


The Highest Anniversary Value does not change after the contract anniversary immediately preceding the owner's 81st birthday, except that it is increased for each subsequent purchase payment and reduced proportionately by the percentage reduction in account value attributable to each subsequent withdrawal (including any applicable withdrawal charge). The Annual Increase Amount does not change after the contract anniversary immediately preceding the owner's 91st birthday, except that it is increased for each subsequent purchase payment and reduced by the withdrawal adjustments described above.


(See Appendix D for examples of the calculation of the death benefit base, including the Highest Anniversary Value, the Annual Increase Amount, the annual increase rate, and the withdrawal adjustments.)


OPTIONAL STEP-UP. On each contract anniversary as permitted, you may elect to reset the Annual Increase Amount to the account value. An Optional Step-Up may be beneficial if your account value has grown at a rate above the accumulation rate on the Annual Increase Amount (5%). As described below, an Optional Step-Up resets the Annual Increase Amount to the account value. After an Optional Step-Up, the annual increase rate will be applied to the new, higher Annual Increase Amount and therefore the amount that may be withdrawn without reducing the Annual Increase Amount on a proportionate basis will increase. HOWEVER, IF YOU ELECT TO RESET THE ANNUAL INCREASE AMOUNT, WE MAY RESET THE RIDER CHARGE TO A RATE THAT DOES NOT EXCEED THE LOWER OF: (A) THE MAXIMUM OPTIONAL STEP-UP CHARGE (1.50%) OR (B) THE CURRENT RATE THAT WE CHARGE FOR THE SAME RIDER AVAILABLE FOR NEW CONTRACT PURCHASES AT THE TIME OF THE OPTIONAL STEP-UP.


An Optional Step-Up is permitted only if: (1) the account value exceeds the Annual Increase Amount immediately before the Optional Step-Up; and (2) the owner (or oldest joint owner or annuitant if the contract is owned by a non-natural person) is not older than age 80 on the date of the Optional Step-Up.


You may elect either: (1) a one-time Optional Step-Up at any contract anniversary provided the above requirements are met, or (2) Optional Step-Ups to occur under the Automatic Annual Step-Up. If you elect Automatic Annual Step-Ups, on any contract anniversary while this election is in effect, the Annual Increase Amount will reset to the account value automatically, provided the above requirements are met. The same conditions described above will apply to each Automatic Step-Up. You may discontinue this election at any time by notifying us in writing, at our Annuity Service Center (or by any other method acceptable to us), at least 30 days prior to the contract anniversary on which an Optional Step-Up may otherwise occur. Otherwise, it will remain in effect through the seventh contract anniversary following the date you make this election, at which point you must make a new election if you want Automatic Annual Step-Ups to continue. If you discontinue or do not re-elect the Automatic Annual Step-Ups, no Optional Step-Up will occur automatically on any subsequent contract anniversary unless you make a new election under the terms described above. (If you discontinue Automatic Annual Step-Ups, the rider (and the rider charge) will continue, and you may choose to elect a one time Optional Step-Up or reinstate Automatic Annual Step-Ups as described above.)


We must receive your request to exercise the Optional Step-Up in writing, at our Annuity Service Center, or any other method acceptable to us. We must receive your request prior to the contract anniversary for an Optional Step-Up to occur on that contract anniversary.


The Optional Step-Up:


    (1) resets the Annual Increase Amount to the account value on the contract anniversary following the receipt of an Optional Step-Up election; and


    (2) may reset the rider charge to a rate that does not exceed the lower of: (a) the Maximum Optional Step-Up Charge (1.50%) or (b) the current rate that we charge for the same rider available for new contract purchases at the time of the Optional Step-Up.


In the event that the charge applicable to contract purchases at the time of the step-up is higher than your current rider charge, you will be notified in writing a minimum of 30 days in advance of the applicable contract anniversary and be informed that you may choose to decline the Automatic Annual Step-Up. If you decline the Automatic Annual Step-Up, you must notify us in accordance with our Administrative Procedures (currently we require you to submit your request in writing to our Annuity Service Center no less than seven calendar days



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


prior to the applicable contract anniversary). Once you notify us of your decision to decline the Automatic Annual Step-Up, you will no longer be eligible for future Automatic Annual Step-Ups until you notify us in writing to our Annuity Service Center that you wish to reinstate the Automatic Annual Step-Ups. This reinstatement will take effect at the next contract anniversary after we receive your request for reinstatement.


On the date of the Optional Step-Up, the account value on that day will be treated as a single purchase payment received on the date of the step-up for purposes of determining the Annual Increase Amount after the step-up. All purchase payments and withdrawal adjustments previously used to calculate the Annual Increase Amount will be set equal to zero on the date of the Optional Step-Up.


INVESTMENT ALLOCATION RESTRICTIONS. For a detailed description of the EDB II investment allocation restrictions, see "Purchase - Investment Allocation Restrictions for Certain Riders."


If you elect the EDB II, you may not participate in the Dollar Cost Averaging
(DCA) program.


TERMINATING THE EDB II RIDER. The rider will terminate upon the earliest of:


a) The date you make a total withdrawal of your account value (a pro rata portion of the rider charge will be assessed);


b) The date there are insufficient funds to deduct the rider charge from your account value;


c) The date you annuitize your contract (a pro rata portion of the rider charge will be assessed);


d) A change of the owner or joint owner (or annuitant if the owner is a non-natural person), subject to our administrative procedures;


e)    The date you assign your contract;


f) The date the death benefit amount is determined (excluding the determination of the death benefit amount under the spousal continuation option); or


g)    Termination of the contract to which this rider is attached.


Under our current administrative procedures, we will waive the termination of the EDB II if you assign the contract under the following limited circumstances: if the assignment is solely for your benefit on account of your direct transfer of account value under Section 1035 of the Internal Revenue Code to fund premiums for a long term care insurance policy or purchase payments for an annuity contract issued by an insurance company which is not our affiliate and which is licensed to conduct business in any state. All such direct transfers are subject to any applicable withdrawal charges.


(See Appendix D for examples of the Enhanced Death Benefit.)


USE OF AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM AND SYSTEMATIC WITHDRAWAL PROGRAM WITH EDB II


For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2.


Used with the EDB II rider, our Automated Required Minimum Distribution Program can help you fulfill minimum distribution requirements with respect to your contract without reducing the death benefit base on a proportionate basis. (Reducing the death benefit base on a proportionate basis could have the effect of reducing or eliminating the value of the death benefit provided by the EDB II rider.) The Automated Required Minimum Distribution Program calculates minimum distribution requirements with respect to your contract and makes payments to you on a monthly, quarterly, semi-annual or annual basis.


Alternatively, you may choose to enroll in both the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program (see "Access to Your Money - Systematic Withdrawal Program"). In order to avoid taking withdrawals that could reduce the death benefit base on a proportionate basis, withdrawals under the Systematic Withdrawal Program should not exceed 5% of the Annual Increase Amount at the beginning of the contract year. Any amounts above 5% of the Annual Increase Amount that need to be withdrawn to fulfill minimum distribution requirements can be paid out at the end of the calendar year by the Automated Required Minimum Distribution Program. For example, if you elect EDB II, enroll in the Systematic Withdrawal Program, and elect to receive monthly payments totaling 5% of the Annual Increase Amount, you should also enroll in the Automated Required Minimum Distribution Program and elect to receive your Automated Required Minimum Distribution Program payment on an annual basis, after the



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Systematic Withdrawal Program monthly payment in December.


If you enroll in either the Automated Required Minimum Distribution Program or both the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program, you should not make additional withdrawals outside the programs. Additional withdrawals may result in the death benefit base being reduced on a proportionate basis, and have the effect of reducing or eliminating the value of the death benefit provided by the EDB II rider.


To enroll in the Automated Required Minimum Distribution Program and/or the Systematic Withdrawal Program, please contact our Annuity Service Center.


ENHANCED DEATH BENEFIT AND DECEDENT CONTRACTS


If you are purchasing this contract with a nontaxable transfer of the death benefit proceeds of any annuity contract or IRA (or any other tax-qualified arrangement) of which you were the beneficiary and you are "stretching" the distributions under the IRS required distribution rules, you may not purchase an Enhanced Death Benefit rider.


GENERAL DEATH BENEFIT PROVISIONS


The death benefit amount remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will continue to be subject to investment risk. This risk is borne by the beneficiary.


Please check with your registered representative regarding the availability of the following in your state.


If the beneficiary under a Qualified Contract is the annuitant's spouse, the tax law generally allows distributions to begin by the year in which the annuitant would have reached 70 1/2 (which may be more or less than five years after the annuitant's death).


A beneficiary must elect the death benefit to be paid under one of the payment options (unless the owner has previously made the election). The entire death benefit must be paid within five years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. For Non-Qualified Contracts, payment must begin within one year of the date of death. For Qualified Contracts, payment must begin no later than the end of the calendar year immediately following the year of death.


We may also offer a payment option, for both Non-Qualified Contracts and certain Qualified Contracts, under which your beneficiary may receive payments, over a period not extending beyond his or her life expectancy, under a method of distribution similar to the distribution of required minimum distributions from Individual Retirement Accounts. If this option is elected, we will issue a new contract to your beneficiary in order to facilitate the distribution of payments. Your beneficiary may choose any optional death benefit available under the new contract. Upon the death of your beneficiary, the death benefit would be required to be distributed to your beneficiary's beneficiary at least as rapidly as under the method of distribution in effect at the time of your beneficiary's death. (See "Federal Income Tax Status.") To the extent permitted under the tax law, and in accordance with our procedures, your designated beneficiary is permitted under our procedures to make additional purchase payments consisting of monies which are direct transfers (as permitted under tax law) from other Qualified Contracts or Non-Qualified Contracts, depending on which type of contract you own, held in the name of the decedent. Any such additional purchase payments would be subject to applicable withdrawal charges. Your beneficiary is also permitted to choose some of the optional benefits available under the contract, but certain contract provisions or programs may not be available.


If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days. Payment to the beneficiary under an annuity option may only be elected during the 60 day period beginning with the date we receive due proof of death.


If the owner or a joint owner, who is not the annuitant, dies during the income phase, any remaining payments under the annuity option elected will continue at least as rapidly as under the method of distribution in effect at the time of the owner's death. Upon the death of the owner or a joint owner during the income phase, the beneficiary becomes the owner.



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SPOUSAL CONTINUATION


If the primary beneficiary is the spouse of the owner, upon the owner's death, the beneficiary may elect to continue the contract in his or her own name. Upon such election, the account value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the owner. Any excess of the death benefit amount over the account value will be allocated to each applicable investment portfolio in the ratio that the account value in the investment portfolio bears to the total account value. The terms and conditions of the contract that applied prior to the owner's death will continue to apply, with certain exceptions described in the contract.


For purposes of the death benefit on the continued contract, the death benefit is calculated in the same manner as it was prior to continuation except that all values used to calculate the death benefit, which may include a highest anniversary value and/or an annual increase amount (depending on whether you elected an optional death benefit), are reset on the date the spouse continues the contract. If the contract includes both a GMIB rider and an Enhanced Death Benefit rider, the Annual Increase Amount for the GMIB rider is also reset on the date the spouse continues the contract.


Spousal continuation will not satisfy minimum required distribution rules for Qualified Contracts other than IRAs (see "Federal Income Tax Status").


Under the Internal Revenue Code (the "Code"), spousal continuation and certain distribution options are available only to a person who is defined as a "spouse" under the Federal Defense of Marriage Act or other applicable Federal law. All contract provisions will be interpreted and administered in accordance with the requirements of the Code. Therefore, under current Federal law, a purchaser who has or is contemplating a civil union or same-sex marriage should note that the favorable tax treatment afforded under Federal law would not be available to such same-sex partner or same-sex spouse. Same-sex partners or spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax adviser.


DEATH OF THE ANNUITANT


If the annuitant, not an owner or joint owner, dies during the accumulation phase, you automatically become the annuitant. You can select a new annuitant if you do not want to be the annuitant (subject to our then current underwriting standards). However, if the owner is a non- natural person (for example, a trust), then the death of the primary annuitant will be treated as the death of the owner, and a new annuitant may not be named.


Upon the death of the annuitant after annuity payments begin, the death benefit, if any, will be as provided for in the annuity option selected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.


CONTROLLED PAYOUT


You may elect to have the death benefit proceeds paid to your beneficiary in the form of annuity payments for life or over a period of time that does not exceed your beneficiary's life expectancy. This election must be in writing in a form acceptable to us. You may revoke the election only in writing and only in a form acceptable to us. Upon your death, the beneficiary cannot revoke or modify your election. The Controlled Payout is only available to Non-Qualified Contracts.




10. FEDERAL INCOME TAX STATUS

The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state tax or other tax laws, or to address any state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a contract.


When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money, generally for retirement purposes. If you invest in an annuity contract as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a QUALIFIED CONTRACT.The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. You should note that for any Qualified Contract, the tax deferred accrual feature is provided by the tax qualified retirement plan, and as a result there should be reasons other than tax deferral for acquiring the contract within a qualified plan.


If your annuity is independent of any formal retirement or pension plan, it is termed a NON-QUALIFIED CONTRACT.


Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the



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reduced tax rate applicable to long-term capital gains and qualifying dividends.


TAXATION OF NON-QUALIFIED CONTRACTS


NON-NATURAL PERSON. If a non-natural person (e.g., a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.


The following discussion generally applies to Non-Qualified Contracts owned by natural persons.


WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the owner's investment in the contract (generally, the premiums or other consideration paid for the contract, reduced by any amount previously distributed from the contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the owner's investment in the contract.


It is conceivable that certain benefits or the charges for certain benefits such as any of the guaranteed death benefits, could be considered to be taxable each year as deemed distributions from the contract to pay for non-annuity benefits. We currently treat these charges and benefits as an intrinsic part of the annuity contract and do not tax report these as taxable income until distributions are actually made. However, it is possible that this may change in the future if we determine that this is required by the IRS. If so, the charges or benefits could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.


We reserve the right to change our tax reporting practices if we determine that they are not in accordance with IRS guidance (whether formal or informal).


ADDITIONAL PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:


o  made on or after the taxpayer reaches age 59 1/2;


o  made on or after the death of an owner;


o  attributable to the taxpayer's becoming disabled;


o made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary; or


o under certain immediate income annuities providing for substantially equal payments made at least annually.


Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.


ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. In general, the amount of each payment under a variable annuity payment option that can be excluded from federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the annuity payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess. Consult your tax adviser as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated. Once the investment in the contract has been recovered through the use of the excludable amount, the



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entire amount of all future payments are includable in taxable income.


The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between the fixed account and variable investment portfolios, as well as transfers between investment portfolios after the annuity starting date. Consult your tax adviser.


Starting in 2011, if your contract allows and you elect to apply less than the entire account value of your contract to a pay-out option provided under the contract ("partial annuitization"), an exclusion ratio will apply to the annuity payments you receive, provided the payout period is for 10 years or more, or for the life of one or more individuals. Your after-tax purchase payments in the contract will be allocated pro rata between the annuitized portion of the contract and the portion that remains deferred. Consult your own independent tax adviser before you partially annuitize your contract.


TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Non-Qualified Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments.


See the Statement of Additional Information as well as "Death Benefit - General Death Benefit Provisions" in this prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.


TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. Where otherwise permitted under the terms of the contract, a transfer or assignment of ownership of a Non-Qualified Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange or event should consult a tax adviser as to the tax consequences.


WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.


MULTIPLE CONTRACTS. The tax law provides that deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Please consult your own tax adviser.


OWNERSHIP OF THE INVESTMENTS. In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the contract, such as the number of funds available and the flexibility of the contract owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the contract does not give the contract owner investment control over Separate Account assets, we reserve the right to modify the contract as necessary to prevent a contract owner from being treated as the owner of the Separate Account assets supporting the contract.


FURTHER INFORMATION. We believe that the contracts will qualify as annuity contracts for federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."


TAXATION OF QUALIFIED CONTRACTS


The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.


WITHDRAWALS. In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the



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amount of any non-deductible purchase payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.


INDIVIDUAL RETIREMENT ACCOUNTS (IRAS). IRAs, as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2011, $5,000 plus, for an owner age 50 or older, $1,000) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless an exception applies. The Internal Revenue Service (IRS) has approved the forms of the IRA and SIMPLE IRA endorsements, when used with the contract and certain of its riders (including enhanced death benefits), but your contract may differ from the approved version because of differences in riders or state insurance law requirements. Traditional IRAs/SEPs, SIMPLE IRAs and Roth IRAs may not invest in life insurance. The contract may provide death benefits that could exceed the greater of premiums paid or the account balance. The final required minimum distribution income tax regulations generally treat such benefits as part of the annuity contract and not as life insurance and require the value of such benefits to be included in the participant's interest that is subject to the required minimum distribution rules.


SIMPLE IRA. A SIMPLE IRA permits certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $11,500 for 2011. The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.


ROTH IRA. A Roth IRA, as described in Code section 408A, permits certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.


PENSION PLANS. Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the contract. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax. The contract includes optional death benefits that in some cases may exceed the greater of the premium payments or the account value.


TAX SHELTERED ANNUITIES. Tax Sheltered Annuities (TSA) that qualify under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the close of the last year beginning before January 1, 1989, are not allowed



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prior to age 59 1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.


Income tax regulations issued in July 2007 require certain fundamental changes to these arrangements, including: (a) a requirement that there be a written plan document in addition to the annuity contract (or section 403(b)(7) custodial account), (b) significant restrictions on the ability of participants to direct proceeds between 403(b) annuity contracts and (c) new restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.


The regulations are now in effect, including a prohibition on use of new life insurance under section 403(b) arrangements and rules affecting payroll taxes on certain types of contributions. Please note that, in light of the regulations, this contract is not available for purchase via a "90-24" transfer.


Recent income tax regulations also provide certain new restrictions on withdrawals of amounts from tax sheltered annuities that are not attributable to salary reduction contributions. Under these regulations, a Section 403(b) contract is permitted to distribute retirement benefits attributable to pre-tax contributions other than elective deferrals to the participant no earlier than upon the earlier of the participant's severance from employment or upon the prior occurrence of some event such as after a fixed number of years, the attainment of a stated age, or disability. This new withdrawal restriction is applicable for tax sheltered annuity contracts issued on or after January 1, 2009.


Recently enacted legislation allows (but does not require) 403(b) plans that offer designated Roth accounts to permit participants to roll their non-Roth account assets into a designated Roth account under the same plan, provided the non-Roth assets are distributable under the plan and otherwise eligible for rollover.


SECTION 457(B) PLANS. An eligible 457(b) plan, while not actually a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, which must be a tax-exempt entity under section 501(c) of the Code, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a non-governmental section 457(b) plan are taxable and are subject to federal income tax withholding as wages.


SEPARATE ACCOUNT CHARGES FOR DEATH BENEFITS. For contracts purchased under section 401(a) plans or 403(b) plans, certain death benefits could conceivably be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefits, in certain cases, may exceed this limitation employers using a contract in connection with such plans should consult their tax adviser. Additionally, it is conceivable that the explicit charges for, or the amount of the mortality and expense charges allocable to, such benefits may be considered taxable distributions.


OTHER TAX ISSUES. Qualified Contracts (including contracts under section 457(b) plans) have required minimum distribution (RMD) rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount that should have been, but was not, distributed.


Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of account value, as well as all living benefits) must be added to the account value in computing the amount required to be distributed over the applicable period. (See "Living Benefits.")


The final required minimum distribution regulations permit income payments to increase due to "actuarial gain" which includes the investment performance of the underlying assets, as well as changes in actuarial factors and assumptions under certain conditions. Additionally, withdrawals may also be permitted under certain conditions. The new rules are not entirely clear, and you



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should consult with your own tax adviser to determine whether your variable income annuity will satisfy these rules for your own situation.


For RMDs following the death of the annuitant of a Qualified Contract, the five-year rule is applied without regard to calendar year 2009. For instance, for a contract owner who died in 2007, the five-year period would end in 2013 instead of 2012. The RMD rules are complex, so consult with your tax adviser because the application of these rules to your particular circumstances may have been impacted by the 2009 RMD waiver.


Distributions from Qualified Contracts generally are subject to withholding for the owner's federal income tax liability. The withholding rate varies according to the type of distribution and the owner's tax status. The owner will be provided the opportunity to elect not to have tax withheld from distributions.


"Eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457(b) plan that agrees to separately account for rollover contributions. Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be rolled over to an IRA designated by the Plan, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. General transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.


COMMUTATION FEATURES UNDER ANNUITY PAYMENT OPTIONS. Please be advised that the tax consequences resulting from the election of an annuity payment option containing a commutation feature are uncertain and the IRS may determine that the taxable amount of annuity payments and withdrawals received for any year could be greater than or less than the taxable amount reported by us. The exercise of the commutation feature also may result in adverse tax consequences including:


o The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.


o The retroactive imposition of the 10% penalty tax on annuity payments received prior to the taxpayer attaining age 59 1/2.


o The possibility that the exercise of the commutation feature could adversely affect the amount excluded from federal income tax under any annuity payments made after such commutation.


A payee should consult with his or her own tax adviser prior to electing to annuitize the contract and prior to exercising any commutation feature under an annuity payment option.


FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.


GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.


ANNUITY PURCHASE PAYMENTS BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to the U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country



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of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.


PUERTO RICO TAX CONSIDERATIONS


The Puerto Rico Internal Revenue Code of 2011 (the "2011 PR Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 2011 PR Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 2011 PR Code. Since the U.S. source income generated by a Puerto Rico bona fide resident is subject to U.S. income tax and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 2011 PR Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.


TAX BENEFITS RELATED TO THE ASSETS OF THE SEPARATE ACCOUNT


We may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to contract owners because we are the owner of the assets from which the tax benefits are derived.


POSSIBLE TAX LAW CHANGES


Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. We will notify you of any changes to your contract. Consult a tax adviser with respect to legislative developments and their effect on the contract.


We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of the contract and do not intend the above discussion as tax advice.




11. OTHER INFORMATION

METLIFE INVESTORS USA


MetLife Investors USA Insurance Company (MetLife Investors USA) is a stock life insurance company founded on September 13, 1960, and organized under the laws of the State of Delaware. Its principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MetLife Investors USA is authorized to transact the business of life insurance, including annuities, and is currently licensed to do business in all states (except New York), the District of Columbia and Puerto Rico. Our name was changed to Security First Life Insurance Company on September 27, 1979. We changed our name to MetLife Investors USA Insurance Company on January 8, 2001. On December 31, 2002, MetLife Investors USA became an indirect subsidiary of MetLife, Inc., a listed company on the New York Stock Exchange. On October 11, 2006, MetLife Investors USA became a wholly-owned subsidiary of MetLife Insurance Company of Connecticut. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.


THE SEPARATE ACCOUNT


We have established a SEPARATE ACCOUNT, MetLife Investors USA Separate Account A (Separate Account), to hold the assets that underlie the contracts. Our Board of Directors adopted a resolution to establish the Separate Account under Delaware insurance law on May 29, 1980. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.


The Separate Account's assets are solely for the benefit of those who invest in the Separate Account and no one else, including our creditors. The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. All the income, gains and losses (realized or unrealized) resulting from these assets are



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credited to or charged against the contracts issued from this Separate Account without regard to our other business.


We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your account value.


We are obligated to pay all money we owe under the contracts - such as death benefits and income payments - even if that amount exceeds the assets in the Separate Account. Any such amount that exceeds the assets in the Separate Account is paid from our general account. Any amount under any optional death benefit or optional Guaranteed Minimum Income Benefit that exceeds the assets in the Separate Account is also paid from our general account. Benefit amounts paid from the general account are subject to our financial strength and claims paying ability and our long term ability to make such payments. We issue other annuity contracts and life insurance policies where we pay all money we owe under those contracts and policies from our general account. MetLife Investors USA is regulated as an insurance company under state law, which generally includes limits on the amount and type of investments in our general account. However, there is no guarantee that we will be able to meet our claims paying obligations; there are risks to purchasing any insurance product.


DISTRIBUTOR


We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company (Distributor), 5 Park Plaza, Suite 1900, Irvine, CA 92614, for the distribution of the contracts. Distributor is a member of the Financial Industry Regulatory Authority (FINRA). FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.


Distributor, and in certain cases, we, have entered into selling agreements with other selling firms for the sale of the contracts. We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the contracts. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.


All of the investment portfolios make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing shares of the investment portfolios. (See "Fee Tables and Examples - Investment Portfolio Expenses" and the fund prospectuses.) These payments range from 0.25% to 0.55% of Separate Account assets invested in the particular investment portfolio.


SELLING FIRMS


As noted above, Distributor, and in certain cases, we, have entered into selling agreements with selling firms for the sale of the contracts. All selling firms receive commissions, and they may also receive some form of non-cash compensation. Certain selected selling firms receive additional compensation (described below under "Additional Compensation for Selected Selling Firms"). These commissions and other incentives or payments are not charged directly to contract owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our general account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with the selling firms' internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.


COMPENSATION PAID TO SELLING FIRMS. We and Distributor pay compensation to all selling firms in the form of commissions and may also provide certain types of non-cash compensation. The maximum commission payable for contract sales and additional purchase payments by selling firms is 7% of purchase payments. Some selling firms may elect to receive a lower commission when a purchase payment is made, along with annual trail commissions up to 1% of account value (less purchase payments received within the previous 12 months) for so long as the contract remains in effect or as agreed in the selling agreement. We also pay commissions when a contract owner elects to begin receiving regular income



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payments (referred to as "annuity payments"). (See "Annuity Payments - The
Income Phase.") Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items include expenses for conference or seminar trips and certain gifts.


Ask your registered representative for further information about what payments your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a contract.


ADDITIONAL COMPENSATION FOR SELECTED SELLING FIRMS. We and Distributor have entered into distribution arrangements with certain selected selling firms. Under these arrangements we and Distributor may pay additional compensation to selected selling firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms based on cumulative periodic (usually quarterly) sales of our variable insurance contracts (including the contracts). Introduction fees are payments to selling firms in connection with the addition of our products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer our products. Persistency payments are periodic payments based on account values of our variable insurance contracts (including account values of the contracts) or other persistency standards. Preferred status fees are paid to obtain preferred treatment of the contracts in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives. We and Distributor have entered into such distribution agreements with selling firms identified in the Statement of Additional Information.


The additional types of compensation discussed above are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms and/or their sales representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. For more information about any such additional compensation arrangements, ask your registered representative. (See the Statement of Additional Information - "Distribution" for a list of selling firms that received compensation during 2010, as well as the range of additional compensation paid.)


REQUESTS AND ELECTIONS


We will treat your request for a contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Service Center before the close of regular trading on the New York Stock Exchange on that day. We will treat your submission of a purchase payment as received by us if we receive a payment at our Annuity Service Center (or a designee receives a payment in accordance with the designee's administrative procedures) before the close of regular trading on the New York Stock Exchange on that day. If we receive the request, or if we (or our designee) receive the payment, after the close of trading on the New York Stock Exchange on that day, or if the New York Stock Exchange is not open that day, then the request or payment will be treated as received on the next day when the New York Stock Exchange is open. Our Annuity Service Center is located at P.O. Box 10366, Des Moines, IA 50306-0366. If you send your purchase payments or transaction requests to an address other than the one we have designated for receipt of such purchase payments or requests, we may return the purchase payment to you, or there may be a delay in applying the purchase payment or transaction to your contract.


Requests for service may be made:


o  Through your registered representative


o By telephone at (800) 343-8496, between the hours of 7:30AM and 5:30PM Central Time Monday through Thursday and 7:30AM and 5:00PM Central Time on Friday


o  In writing to our Annuity Service Center


o  By fax at (515) 457-4400 or

o  By Internet at www.metlifeinvestors.com


Some of the requests for service that may be made by telephone or Internet include transfers of account value (see "Investment Options - Transfers - Transfers By Telephone or Other Means") and changes to the allocation of future purchase payments (see "Purchase - Allocation of Purchase Payments"). All other requests must be in written form, satisfactory to us.


A request or transaction generally is considered in GOOD ORDER if it complies with our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in good order. If you have any questions, you should contact us or your registered representative before submitting the form or request.


We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, fax, Internet or other means are genuine. Any telephone, fax or Internet instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, fax or Internet are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions. All other requests and elections under your contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Service Center to be effective. If acceptable to us, requests or elections relating to beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or action.


Telephone and computer systems may not always be available. Any telephone or computer system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your transaction request in writing to our Annuity Service Center.


CONFIRMING TRANSACTIONS. We will send out written statements confirming that a transaction was recently completed. Unless you inform us of any errors within 60 days of receipt, we will consider these communications to be accurate and complete.


OWNERSHIP


OWNER. You, as the OWNER of the contract, have all the interest and rights under the contract.


These rights include the right to:


o  change the beneficiary.


o change the annuitant before the annuity date (subject to our underwriting and administrative rules).


o  assign the contract (subject to limitation).


o  change the payment option.


o exercise all other rights, benefits, options and privileges allowed by the contract or us.


The owner is as designated at the time the contract is issued, unless changed. Any change of owner is subject to our underwriting rules in effect at the time of the request.


JOINT OWNER. The contract can be owned by JOINT OWNERS, limited to two natural persons. Upon the death of either owner, the surviving owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary unless otherwise indicated.


BENEFICIARY. The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die. If joint owners are named, unless you tell us otherwise, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary (unless you tell us otherwise).


ANNUITANT. The ANNUITANT is the natural person(s) on whose life we base annuity payments. You can change the annuitant at any time prior to the annuity date, unless an owner is not a natural person. Any reference to annuitant includes any joint annuitant under an annuity option. The owner and the annuitant do not have to be the same person except as required under certain sections of the Internal Revenue Code or under a GMIB rider (see "Living Benefits - Guaranteed Income Benefits").


ASSIGNMENT. You can assign a Non-Qualified Contract at any time during your lifetime. We will not be bound by the assignment until the written notice of the assignment is recorded by us. We will not be liable for any payment or other action we take in accordance with the contract before we record the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.


If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.


LEGAL PROCEEDINGS


In the ordinary course of business, MetLife Investors USA, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.


It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife Investors USA does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of MetLife Investors USA to meet its obligations under the contracts.


FINANCIAL STATEMENTS


Our financial statements and the financial statements of the Separate Account have been included in the SAI.



TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION


     Company

     Independent Registered Public Accounting Firm

     Custodian

     Distribution

     Calculation of Performance Information

     Annuity Provisions

     Tax Status of the Contracts

     Financial Statements


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



APPENDIX A

PARTICIPATING INVESTMENT PORTFOLIOS

Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.


MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)


Met Investors Series Trust is managed by MetLife Advisers, LLC, which is an affiliate of MetLife Investors USA. Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B portfolios are available under the contract:


METLIFE DEFENSIVE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks to provide a high level of current income with growth of capital, a secondary objective.


METLIFE MODERATE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks to provide a high total return in the form of income and growth of capital, with a greater emphasis on income.


METLIFE BALANCED STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.


METLIFE GROWTH STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks to provide growth of capital.


METLIFE AGGRESSIVE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks growth of capital.


MET INVESTORS SERIES TRUST - AMERICAN FUNDS (Reg. TM) ASSET ALLOCATION PORTFOLIOS (CLASS C)


In addition to the Met Investors Series Trust portfolios listed above, the following Class C portfolios managed by MetLife Advisers, LLC are also available under the contract:


AMERICAN FUNDS (Reg. TM) MODERATE ALLOCATION PORTFOLIO


INVESTMENT OBJECTIVE: The American Funds (Reg. TM) Moderate Allocation Portfolio seeks a high total return in the form of income and growth of capital, with a greater emphasis on income.


AMERICAN FUNDS (Reg. TM) BALANCED ALLOCATION PORTFOLIO


INVESTMENT OBJECTIVE: The American Funds (Reg. TM) Balanced Allocation Portfolio seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.


AMERICAN FUNDS (Reg. TM) GROWTH ALLOCATION PORTFOLIO


INVESTMENT OBJECTIVE: The American Funds (Reg. TM) Growth Allocation Portfolio seeks growth of capital.


MET INVESTORS SERIES TRUST - FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIO (CLASS B)


In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolio managed by MetLife Advisers, LLC is also available under the contract:


MET/FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The Met/Franklin Templeton Founding Strategy Portfolio primarily seeks capital appreciation and secondarily seeks income.


MET INVESTORS SERIES TRUST - SSGA ETF PORTFOLIOS (CLASS B)


In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolios managed by MetLife Advisers, LLC are also available under the contract:

SSGA GROWTH AND INCOME ETF PORTFOLIO


SUBADVISER: SSgA Funds Management, Inc.


INVESTMENT OBJECTIVE: The SSgA Growth and Income ETF Portfolio seeks growth of capital and income.


SSGA GROWTH ETF PORTFOLIO


SUBADVISER: SSgA Funds Management, Inc.


INVESTMENT OBJECTIVE: The SSgA Growth ETF Portfolio seeks growth of capital.


MET INVESTORS SERIES TRUST - GMIB MAX AND EDB MAX PORTFOLIOS (CLASS B)


In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolios managed by MetLife Advisers, LLC are also available under the contract:


ALLIANCEBERNSTEIN GLOBAL DYNAMIC ALLOCATION PORTFOLIO*


SUBADVISER: AllianceBernstein L.P.


INVESTMENT OBJECTIVE: The AllianceBernstein Global Dynamic Allocation Portfolio seeks capital appreciation and current income.


AQR GLOBAL RISK BALANCED PORTFOLIO*


SUBADVISER: AQR Capital Management, LLC


INVESTMENT OBJECTIVE: The AQR Global Risk Balanced Portfolio seeks total return.


BLACKROCK GLOBAL TACTICAL STRATEGIES PORTFOLIO*


SUBADVISER: BlackRock Financial Management, Inc.


INVESTMENT OBJECTIVE: The BlackRock Global Tactical Strategies Portfolio seeks capital appreciation and current income.


METLIFE BALANCED PLUS PORTFOLIO*


SUBADVISER: Pacific Investment Management Company, LLC


INVESTMENT OBJECTIVE: The MetLife Balanced Plus Portfolio seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.


PYRAMIS (Reg. TM) GOVERNMENT INCOME PORTFOLIO*


SUBADVISER: Pyramis Global Advisors, LLC


INVESTMENT OBJECTIVE: The Pyramis (Reg. TM) Government Income Portfolio seeks a high level of current income, consistent with preservation of principal.


*These portfolios are only available for investment if certain optional riders are elected. (See "Purchase - Investment Allocation Restrictions for Certain Riders.")


METROPOLITAN SERIES FUND, INC. (CLASS B)


Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors USA, is the investment adviser to the portfolios. The following Class B portfolio is available under the contract:


BLACKROCK MONEY MARKET PORTFOLIO


SUBADVISER: BlackRock Advisors, LLC


INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital.


An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.


During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.

APPENDIX B

GMIB MAX II AND GMIB PLUS IV EXAMPLES

The purpose of these examples is to illustrate the operation of the GMIB Max II and GMIB Plus IV riders. (These examples use the annual increase rate for the GMIB Plus IV rider, 4.5%. If a contract is issued with the GMIB Max II rider, the annual increase rate is 5.5% instead of 4.5%. See "Living Benefits - Guaranteed Income Benefits.") Example (7) shows how required minimum distributions affect the income base when the GMIB Plus IV is elected with an IRA contract (or another contract subject to Section 401(a)(9) of the Internal Revenue Code).


The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment portfolios chosen. THE EXAMPLES DO NOT REFLECT THE DEDUCTION OF FEES AND CHARGES, WITHDRAWAL CHARGES OR INCOME TAXES AND TAX PENALTIES.


(1) WITHDRAWAL ADJUSTMENTS TO ANNUAL INCREASE AMOUNT


    Dollar-for-dollar adjustment when withdrawal is less than or equal to 4.5%
    --------------------------------------------------------------------------
      of the Annual Increase Amount from the prior contract anniversary
      -----------------------------------------------------------------


    Assume the initial purchase payment is $100,000 and the GMIB Plus IV is selected. Assume that during the first contract year, $4,500 is withdrawn. Because the withdrawal is less than or equal to 4.5% of the Annual Increase Amount from the prior contract anniversary, the Annual Increase Amount is reduced by the withdrawal on a dollar-for-dollar basis to $100,000 ($100,000 increased by 4.5% per year, compounded annually, less $4,500 = $100,000). Assuming no other purchase payments or withdrawals are made before the second contract anniversary, the Annual Increase Amount at the second contract anniversary will be $104,500 ($100,000 increased by 4.5% per year, compounded annually).


    Proportionate adjustment when withdrawal is greater than 4.5% of the Annual
    ---------------------------------------------------------------------------
      Increase Amount from the prior contract anniversary
      ---------------------------------------------------


    Assume the initial purchase payment is $100,000 and the GMIB Plus IV is selected. Assume the account value at the first contract anniversary is $100,000. The Annual Increase Amount at the first contract anniversary will be $104,500 ($100,000 increased by 4.5% per year, compounded annually). Assume that on the first contract anniversary, $10,000 is withdrawn (leaving an account balance of $90,000). Because the withdrawal is greater than 4.5% of the Annual Increase Amount from the prior contract anniversary, the Annual Increase Amount is reduced by the value of the Annual Increase Amount immediately prior to the withdrawal ($104,500) multiplied by the percentage reduction in the account value attributed to that entire withdrawal: 10% (the $10,000 withdrawal reduced the $100,000 account value by 10%). Therefore, the new Annual Increase Amount is $94,050 ($104,500 x 10% = $10,450; $104,500 - $10,450 =
      $94,050). (If multiple withdrawals are made during a contract year - for example, a $4,500 withdrawal and a $5,500 withdrawal instead of a single $10,000 withdrawal - and those withdrawals total more than 4.5% of the Annual Increase Amount from the prior contract anniversary, the Annual Increase Amount is reduced proportionately by each of the withdrawals made during that contract year and there will be no dollar-for-dollar withdrawal adjustment for the contract year.) Assuming no other purchase payments or withdrawals are made before the second contract anniversary, the Annual Increase Amount at the second contract anniversary will be $98,282 ($94,050 increased by 4.5% per year, compounded annually).


(2) THE 4.5% ANNUAL INCREASE AMOUNT


    Example
    -------


    Assume the owner of the contract is a male, age 55 at issue, and he elects the GMIB Plus IV rider. He makes an initial purchase payment of $100,000, and makes no additional purchase payments or partial withdrawals. On the contract issue date, the 4.5% Annual Increase Amount is equal to $100,000 (the initial purchase payment). The 4.5% Annual Increase Amount is calculated at each contract anniversary (through the contract anniversary prior to the owner's 91st birthday). At the tenth contract anniversary, when the owner is age 65, the 4.5% Annual Increase Amount is $155,297 ($100,000 increased by 4.5% per year, compounded annually). See section (3) below for an example of the calculation of the Highest Anniversary Value.


    Graphic Example: Determining a value upon which future income payments can
    --------------------------------------------------------------------------
      be based
      --------


    Assume that you make an initial purchase payment of $100,000. Prior to annuitization, your account value fluctuates above and below your initial purchase payment depending on the investment performance of the investment options you selected. Your purchase payments accumulate at the annual increase rate of 4.5%, until the contract anniversary on or immediately after the contract owner's 90th birthday. Your purchase payments are also adjusted for any withdrawals (including any applicable withdrawal charge) made during this period. The line (your purchase payments accumulated at 4.5% a year adjusted for withdrawals and charges "the 4.5% Annual Increase Amount") is the value upon which future income payments can be based.


[GRAPHIC APPEARS HERE]







    Graphic Example: Determining your guaranteed lifetime income stream
    -------------------------------------------------------------------


    Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, your 4.5% Annual Increase Amount is higher than the Highest Anniversary Value and will produce a higher income benefit. Accordingly, the 4.5% Annual Increase Amount will be applied to the annuity pay-out rates in the Guaranteed Minimum Income Benefit Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GUARANTEED MINIMUM INCOME BENEFIT PAYMENT AND THE CHARGE FOR THE BENEFIT.



[GRAPHIC APPEARS HERE]







(3) THE "HIGHEST ANNIVERSARY VALUE" ("HAV")


    Example
    -------


  Assume, as in the example in section (2) above, the owner of the contract is a male, age 55 at issue, and he elects the GMIB Plus IV rider. He makes an initial purchase payment of $100,000, and makes no additional purchase payments or partial withdrawals. On the contract issue date, the Highest Anniversary Value is equal to $100,000 (the initial purchase payment). Assume the account value on the first contract anniversary is $108,000 due to good market performance. Because the account value is greater than the Highest Anniversary Value ($100,000), the Highest Anniversary Value is set equal to the account value ($108,000). Assume the account value on the second contract anniversary is $102,000 due to poor market performance. Because the account value is less than the Highest Anniversary Value ($108,000), the Highest Anniversary Value remains $108,000.


    Assume this process is repeated on each contract anniversary until the tenth contract anniversary, when the account value is $150,000 and the Highest Anniversary Value is $145,000. The Highest Anniversary Value is set equal to the account value ($150,000). See section (4) below for an example of the exercise of the GMIB Plus IV rider.


    Graphic Example: Determining a value upon which future income payments can
    --------------------------------------------------------------------------
      be based
      --------


    Prior to annuitization, the Highest Anniversary Value begins to lock in growth. The Highest Anniversary Value is adjusted upward each contract anniversary if the account value at that time is greater than the amount of the current Highest Anniversary Value. Upward adjustments will continue until the contract anniversary immediately prior to the contract owner's 81st birthday. The Highest Anniversary Value also is adjusted for any withdrawals taken (including any applicable withdrawal charge) or any additional payments made. The Highest Anniversary Value line is the value upon which future income payments can be based.

[GRAPHIC APPEARS HERE]






  Graphic Example: Determining your guaranteed lifetime income stream
  -------------------------------------------------------------------


    Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, the Highest Anniversary Value is higher than the account value. Accordingly, the Highest Anniversary Value will be applied to the annuity payout rates in the Guaranteed Minimum Income Benefit Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GUARANTEED MINIMUM INCOME BENEFIT PAYMENT AND THE CHARGE FOR THE BENEFIT.


[GRAPHIC APPEARS HERE]







(4) PUTTING IT ALL TOGETHER


    Example
    -------


    Continuing the examples in sections (2) and (3) above, assume the owner chooses to exercise the GMIB Plus IV rider at the tenth contract anniversary and elects a life annuity with 5 years of annuity payments guaranteed. Because the 4.5% Annual Increase Amount ($155,297) is greater than the Highest Anniversary Value ($150,000), the 4.5% Annual Increase Amount ($155,297) is used as the income base. The income base of $155,297 is applied to the GMIB Annuity Table. This yields annuity payments of $508 per month for life, with a minimum of 5 years guaranteed. (If the same owner were instead age 70, the income base of $155,297 would yield monthly payments of $582; if the owner were age 75, the income base of $155,297 would yield monthly payments of $683.)


    The above example does not take into account the impact of premium and other taxes. As with other pay-out types, the amount you receive as an income payment depends on the income type you select, your age, and (where permitted by state law) your sex. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GUARANTEED MINIMUM INCOME BENEFIT PAYMENT AND THE CHARGE FOR THE BENEFIT.


    Graphic Example
    ---------------


    Prior to annuitization, the two calculations (the 4.5% Annual Increase
      Amount and the Highest Anniversary Value) work together to protect your future income. Upon annuitization of the contract, you will receive income payments for life and the income bases and the account value will cease to exist. Also, the GMIB Plus IV may only be exercised no later than the contract anniversary on or following the contract owner's 90th birthday, after a 10 year waiting period, and then only within a 30 day period following the contract anniversary.

[GRAPHIC APPEARS HERE]






    With the Guaranteed Minimum Income Benefit, the income base is applied to special, conservative Guaranteed Minimum Income Benefit annuity purchase factors, which are guaranteed at the time the contract is issued. However, if then-current annuity purchase factors applied to the account value would produce a greater amount of income, then you will receive the greater amount. In other words, when you annuitize your contract you will receive whatever amount produces the greatest income payment. Therefore, if your account value would provide greater income than would the amount provided under the Guaranteed Minimum Income Benefit, you will have paid for the Guaranteed Minimum Income Benefit although it was never used.


[GRAPHIC APPEARS HERE]






(5) THE GUARANTEED PRINCIPAL OPTION


    Assume your initial purchase payment is $100,000 and no withdrawals are taken. Assume that the account value at the 10th contract anniversary is $50,000 due to poor market performance, and you exercise the Guaranteed Principal Option at this time.


    The effects of exercising the Guaranteed Principal Option are:


    1) A Guaranteed Principal Adjustment of $100,000 - $50,000 = $50,000 is added to the account value 30 days after the 10th contract anniversary bringing the account value back up to $100,000.


    2) The GMIB Plus IV rider and rider fee terminates as of the date that the adjustment is made to the account value; the variable annuity contract continues.


    3) The GMIB Plus IV allocation and transfer restrictions terminate as of the date that the adjustment is made to the account value.



[GRAPHIC APPEARS HERE]






    *Withdrawals reduce the original purchase payment (I.E. those payments credited within 120 days of contract issue date) proportionately and therefore, may have a significant impact on the amount of the Guaranteed Principal Adjustment.


(6) THE OPTIONAL RESET: AUTOMATIC ANNUAL STEP-UP


Assume your initial investment is $100,000 and no withdrawals are taken. The 4.5% Annual Increase Amount increases to $104,500 on the first anniversary ($100,000 increased by 4.5% per year, compounded annually). Assume your account value at the first contract anniversary is $110,000 due to good market performance, and you elected Optional Resets to occur under the Automatic Annual Step-Up feature prior to the first contract anniversary. Because your account value is higher than your 4.5% Annual Increase Amount, an Optional Reset will automatically occur.


The effect of the Optional Reset is:


   (1) The 4.5% Annual Increase Amount automatically resets from $104,500 to $110,000;


   (2) The 10-year waiting period to annuitize the contract under the GMIB Plus IV is reset to 10 years from the first contract anniversary;


   (3) The GMIB Plus IV rider charge is reset to the fee we charge new contract owners for the same GMIB Plus IV rider at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.


The 4.5% Annual Increase Amount increases to $114,950 on the second anniversary ($110,000 increased by 4.5% per year, compounded annually). Assume your account value at the second contract anniversary is $120,000 due to good market performance, and you have not discontinued the Automatic Annual Step-Up feature. Because your account value is higher than your 4.5% Annual Increase Amount, an Optional Reset will automatically occur.


The effect of the Optional Reset is:


   (1) The 4.5% Annual Increase Amount automatically resets from $114,950 to $120,000;


   (2) The 10-year waiting period to annuitize the contract under the GMIB Plus IV is reset to 10 years from the second contract anniversary;


   (3) The GMIB Plus IV rider charge is reset to the fee we charge new contract owners for the same GMIB Plus IV rider at that time; and


   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.


Assume your account value increases by $10,000 at each contract anniversary in years three through seven. At each contract anniversary, your account value would exceed the 4.5% Annual Increase Amount and an Optional Reset would automatically occur (provided you had not discontinued the Automatic Annual Step-Up feature, and other requirements were met).


The effect of each Optional Reset is:


   (1) The 4.5% Annual Increase Amount automatically resets to the higher account value;


   (2) The 10-year waiting period to annuitize the contract under the GMIB Plus IV is reset to 10 years from the date of the Optional Reset;


   (3) The GMIB Plus IV rider charge is reset to the fee we charge new contract owners for the same GMIB Plus IV rider at that time; and


   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.


After the seventh contract anniversary, the initial Automatic Annual Step-Up election expires. Assume you do not make a new election of the Automatic Annual Step-Up.


The 4.5% Annual Increase Amount increases to $177,650 on the eighth anniversary ($170,000 increased by 4.5% per year, compounded annually). Assume your account value at the eighth contract anniversary is $160,000 due to poor market performance. An Optional Reset is NOT permitted because your account value is lower than your 4.5% Annual Increase Amount. However, because the Optional Reset has locked-in previous gains, the 4.5% Annual Increase Amount remains at $177,650 despite poor market performance, and, provided the rider continues in effect, will continue to grow at 4.5% annually (subject to adjustments for additional purchase payments and/or withdrawals) through the contract anniversary on or after your 90th birthday. Also, please note:


   (1) The 10-year waiting period to annuitize the contract under the GMIB Plus IV remains at the 17th contract anniversary (10 years from the date of the last Optional Reset);


   (2) The GMIB Plus IV rider charge remains at its current level; and


   (3) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.


[GRAPHIC APPEARS HERE]

(7) REQUIRED MINIMUM DISTRIBUTION EXAMPLES


The following examples only apply to IRAs and other contracts subject to
Section 401(a)(9) of the Internal Revenue Code. Assume an IRA contract is issued on September 1, 2011 and the GMIB Plus IV rider is selected. Assume that on the first contract anniversary (September 1, 2012), the Annual Increase Amount is $100,000. Assume the required minimum distribution amount for 2012 with respect to this contract is $6,000, and the required minimum distribution amount for 2013 with respect to this contract is $7,200. Assume that on both the first contract anniversary (September 1, 2012) and the second contract anniversary (September 1, 2013) the account value is $100,000. On the second contract anniversary, the annual increase rate is the greatest of:


   (a) 4.5%;


   (b) the total withdrawals during the contract year under the Automated Required Minimum Distribution Program and/or the Systematic Withdrawal Program (up to a maximum of 4.5% of the Annual Increase Amount at the beginning of the contract year), divided by the Annual Increase Amount at the beginning of the contract year; or


   (c) the required minimum distribution amount for 2012 ($6,000) or for 2013 ($7,200), whichever is greater, divided by the Annual Increase Amount as of September 1, 2012 ($100,000).


Because $7,200 (the required minimum distribution amount for 2013) is greater than $6,000 (the required minimum distribution amount for 2012), (c) is equal to $7,200 divided by $100,000, or 7.2%.


  Withdrawals Through the Automated Required Minimum Distribution Program
  -----------------------------------------------------------------------


  If the contract owner enrolls in the Automated Required Minimum Distribution
      Program and elects monthly withdrawals, the owner will receive $6,800 over the second contract year (from September 2012 through August 2013). Assuming the owner makes no withdrawals outside the Automated Required Minimum Distribution Program, on September 1, 2013, the Annual Increase Amount will be increased to $100,400. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn through the Automated Required Minimum Distribution Program ($6,800):
      $100,000 increased by 7.2% = $107,200; $107,200 - $6,800 = $100,400.


  (Why does the contract owner receive $6,800 under the Automated Required
      Minimum Distribution Program in this example? From September through December 2012, the owner receives $500 per month ($500 equals the $6,000 required minimum distribution amount for 2012 divided by 12). From January through August 2013, the owner receives $600 per month ($600 equals the $7,200 required minimum distribution amount for 2013 divided by 12). The owner receives $2,000 in 2012 and $4,800 in 2013, for a total of $6,800.)


  Withdrawals Outside the Automated Required Minimum Distribution Program
  -----------------------------------------------------------------------


  If the contract owner withdraws the $6,000 required minimum distribution amount for 2012 in December 2012 and makes no other withdrawals from September 2012 through August 2013, the Annual Increase Amount on September 1, 2013 will be $101,200. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn ($6,000):
      $100,000 increased by 7.2% = $107,200; $107,200 - $6,000 = $101,200.


  If the contract owner withdraws the $7,200 required minimum distribution amount for 2013 in January 2013 and makes no other withdrawals from September 2012 through August 2013, the Annual Increase Amount on September 1, 2013 will be $100,000. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn ($7,200):
      $100,000 increased by 7.2% = $107,200; $107,200 - $7,200 = $100,000.


  Withdrawals in Excess of the Required Minimum Distribution Amounts
  ------------------------------------------------------------------


  Assume the contract owner withdraws $7,250 on September 1, 2012 and makes no other withdrawals before the second contract anniversary. Because the $7,250 withdrawal exceeds the required minimum distribution amounts for 2012 and 2013, the annual increase rate will be 4.5% and the Annual Increase Amount on the second contract anniversary (September 1, 2013) will be $96,923.75. On September 1, 2012, the Annual Increase Amount is reduced by the value of the Annual Increase Amount immediately prior to the withdrawal ($100,000) multiplied by the percentage reduction in the account value attributed to the withdrawal (7.25%). Therefore, the new Annual Increase Amount is $92,750 ($100,000 x 7.25% = $7,250; $100,000 -
    $7,250 = $92,750). Assuming no other purchase payments or withdrawals are made before the second contract anniversary, the Annual Increase Amount on the second contract anniversary (September 1, 2012) will be $96,923.75 ($92,750 increased by 4.5% per year compounded annually).


  No Withdrawals
  --------------


  If the contract owner fulfills the minimum distribution requirements by making withdrawals from other IRA accounts and does not make any withdrawals from this contract, the Annual Increase Amount on September 1, 2013 will be $107,200. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn from the contract ($0).

APPENDIX C

GMIB PLUS III EXAMPLES

The purpose of these examples is to illustrate the operation of the GMIB Plus III rider. Example (7) shows how required minimum distributions affect the income base when the GMIB Plus III is elected with an IRA contract (or another contract subject to Section 401(a)(9) of the Internal Revenue Code).


The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment portfolios chosen. THE EXAMPLES DO NOT REFLECT THE DEDUCTION OF FEES AND CHARGES, WITHDRAWAL CHARGES OR INCOME TAXES AND TAX PENALTIES.


(1) WITHDRAWAL ADJUSTMENTS TO ANNUAL INCREASE AMOUNT


    Dollar-for-dollar adjustment when withdrawal is less than or equal to 5% of
    ---------------------------------------------------------------------------
      the Annual Increase Amount from the prior contract anniversary
      --------------------------------------------------------------


    Assume the initial purchase payment is $100,000 and the GMIB Plus III is selected. Assume that during the first contract year, $5,000 is withdrawn. Because the withdrawal is less than or equal to 5% of the Annual Increase Amount from the prior contract anniversary, the Annual Increase Amount is reduced by the withdrawal on a dollar-for-dollar basis to $100,000 ($100,000 increased by 5% per year, compounded annually, less $5,000 = $100,000). Assuming no other purchase payments or withdrawals are made before the second contract anniversary, the Annual Increase Amount at the second contract anniversary will be $105,000 ($100,000 increased by 5% per year, compounded annually).


    Proportionate adjustment when withdrawal is greater than 5% of the Annual
    -------------------------------------------------------------------------
      Increase Amount from the prior contract anniversary
      ---------------------------------------------------


    Assume the initial purchase payment is $100,000 and the GMIB Plus III is selected. Assume the account value at the first contract anniversary is $100,000. The Annual Increase Amount at the first contract anniversary will be $105,000 ($100,000 increased by 5% per year, compounded annually). Assume that on the first contract anniversary, $10,000 is withdrawn (leaving an account balance of $90,000). Because the withdrawal is greater than 5% of the Annual Increase Amount from the prior contract anniversary, the Annual Increase Amount is reduced by the value of the Annual Increase Amount immediately prior to the withdrawal ($105,000) multiplied by the percentage reduction in the account value attributed to that entire withdrawal: 10% (the $10,000 withdrawal reduced the $100,000 account value by 10%). Therefore, the new Annual Increase Amount is $94,500 ($105,000 x 10% = $10,500; $105,000 - $10,500 = $94,500). (If
      multiple withdrawals are made during a contract year - for example, two $5,000 withdrawals instead of one $10,000 withdrawal - and those withdrawals total more than 5% of the Annual Increase Amount from the prior contract anniversary, the Annual Increase Amount is reduced proportionately by each of the withdrawals made during that contract year and there will be no dollar-for-dollar withdrawal adjustment for the contract year.) Assuming no other purchase payments or withdrawals are made before the second contract anniversary, the Annual Increase Amount at the second contract anniversary will be $99,225 ($94,500 increased by 5% per year, compounded annually).


(2) THE 5% ANNUAL INCREASE AMOUNT


    Example
    -------


    Assume the owner of the contract is a male, age 55 at issue, and he elects the GMIB Plus III rider. He makes an initial purchase payment of $100,000, and makes no additional purchase payments or partial withdrawals. On the contract issue date, the 5% Annual Increase Amount is equal to $100,000 (the initial purchase payment). The 5% Annual Increase Amount is calculated at each contract anniversary (through the contract anniversary prior to the owner's 91st birthday). At the tenth contract anniversary, when the owner is age 65, the 5% Annual Increase Amount is $162,889 ($100,000 increased by 5% per year, compounded annually). See section (3) below for an example of the calculation of the Highest Anniversary Value.


    Graphic Example: Determining a value upon which future income payments can
    --------------------------------------------------------------------------
      be based
      --------


    Assume that you make an initial purchase payment of $100,000. Prior to annuitization, your account value fluctuates above and below your initial purchase payment depending on the investment performance of the investment options you selected. Your purchase payments accumulate at the annual increase rate of 5%, until the contract anniversary on or immediately after the contract owner's 90th birthday. Your purchase payments are also adjusted for any withdrawals (including any applicable withdrawal charge) made during this period. The line (your purchase payments accumulated at 5% a year adjusted for withdrawals and charges "the 5% Annual Increase Amount") is the value upon which future income payments can be based.


[GRAPHIC APPEARS HERE]






    Graphic Example: Determining your guaranteed lifetime income stream
    -------------------------------------------------------------------


    Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, your 5% Annual Increase Amount is higher than the Highest Anniversary Value and will produce a higher income benefit. Accordingly, the 5% Annual Increase Amount will be applied to the annuity pay-out rates in the Guaranteed Minimum Income Benefit Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GUARANTEED MINIMUM INCOME BENEFIT PAYMENT AND THE CHARGE FOR THE BENEFIT.



[GRAPHIC APPEARS HERE]






(3) THE "HIGHEST ANNIVERSARY VALUE" ("HAV")


    Example
    -------


  Assume, as in the example in section (2) above, the owner of the contract is a male, age 55 at issue, and he elects the GMIB Plus III rider. He makes an initial purchase payment of $100,000, and makes no additional purchase payments or partial withdrawals. On the contract issue date, the Highest Anniversary Value is equal to $100,000 (the initial purchase payment). Assume the account value on the first contract anniversary is $108,000 due to good market performance. Because the account value is greater than the Highest Anniversary Value ($100,000), the Highest Anniversary Value is set equal to the account value ($108,000). Assume the account value on the second contract anniversary is $102,000 due to poor market performance. Because the account value is less than the Highest Anniversary Value ($108,000), the Highest Anniversary Value remains $108,000.


    Assume this process is repeated on each contract anniversary until the tenth contract anniversary, when the account value is $155,000 and the Highest Anniversary Value is $150,000. The Highest Anniversary Value is set equal to the account value ($155,000). See section (4) below for an example of the exercise of the GMIB Plus III rider.


    Graphic Example: Determining a value upon which future income payments can
    --------------------------------------------------------------------------
      be based
      --------


    Prior to annuitization, the Highest Anniversary Value begins to lock in growth. The Highest Anniversary Value is adjusted upward each contract anniversary if the account value at that time is greater than the amount of the current Highest Anniversary Value. Upward adjustments will continue until the contract anniversary immediately prior to the contract owner's 81st birthday. The Highest Anniversary Value also is adjusted for any withdrawals taken (including any applicable withdrawal charge) or any additional payments made. The Highest Anniversary Value line is the value upon which future income payments can be based.

[GRAPHIC APPEARS HERE]






  Graphic Example: Determining your guaranteed lifetime income stream
  -------------------------------------------------------------------


    Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, the Highest Anniversary Value is higher than the account value. Accordingly, the Highest Anniversary Value will be applied to the annuity payout rates in the Guaranteed Minimum Income Benefit Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GUARANTEED MINIMUM INCOME BENEFIT PAYMENT AND THE CHARGE FOR THE BENEFIT.


[GRAPHIC APPEARS HERE]







(4) PUTTING IT ALL TOGETHER


    Example
    -------


    Continuing the examples in sections (2) and (3) above, assume the owner chooses to exercise the GMIB Plus III rider at the tenth contract anniversary and elects a life annuity with 5 years of annuity payments guaranteed. Because the 5% Annual Increase Amount ($162,889) is greater than the Highest Anniversary Value ($155,000), the 5% Annual Increase Amount ($162,889) is used as the income base. The income base of $162,889 is applied to the GMIB Annuity Table. This yields annuity payments of $533 per month for life, with a minimum of 5 years guaranteed. (If the same owner were instead age 70, the income base of $162,889 would yield monthly payments of $611; if the owner were age 75, the income base of $162,889 would yield monthly payments of $717.)


    The above example does not take into account the impact of premium and other taxes. As with other pay-out types, the amount you receive as an income payment depends on the income type you select, your age, and (where permitted by state law) your sex. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GUARANTEED MINIMUM INCOME BENEFIT PAYMENT AND THE CHARGE FOR THE BENEFIT.


    Graphic Example
    ---------------


    Prior to annuitization, the two calculations (the 5% Annual Increase Amount and the Highest Anniversary Value) work together to protect your future income. Upon annuitization of the contract, you will receive income payments for life and the income bases and the account value will cease to exist. Also, the GMIB Plus III may only be exercised no later than the contract anniversary on or following the contract owner's 90th birthday, after a 10 year waiting period, and then only within a 30 day period following the contract anniversary.

[GRAPHIC APPEARS HERE]






    With the Guaranteed Minimum Income Benefit, the income base is applied to special, conservative Guaranteed Minimum Income Benefit annuity purchase factors, which are guaranteed at the time the contract is issued. However, if then-current annuity purchase factors applied to the account value would produce a greater amount of income, then you will receive the greater amount. In other words, when you annuitize your contract you will receive whatever amount produces the greatest income payment. Therefore, if your account value would provide greater income than would the amount provided under the Guaranteed Minimum Income Benefit, you will have paid for the Guaranteed Minimum Income Benefit although it was never used.


[GRAPHIC APPEARS HERE]






(5) THE GUARANTEED PRINCIPAL OPTION


    Assume your initial purchase payment is $100,000 and no withdrawals are taken. Assume that the account value at the 10th contract anniversary is $50,000 due to poor market performance, and you exercise the Guaranteed Principal Option at this time.


    The effects of exercising the Guaranteed Principal Option are:


    1) A Guaranteed Principal Adjustment of $100,000 - $50,000 = $50,000 is added to the account value 30 days after the 10th contract anniversary bringing the account value back up to $100,000.


    2) The GMIB Plus III rider and rider fee terminates as of the date that the adjustment is made to the account value; the variable annuity contract continues.


    3) The GMIB Plus III allocation and transfer restrictions terminate as of the date that the adjustment is made to the account value.



[GRAPHIC APPEARS HERE]






    *Withdrawals reduce the original purchase payment (I.E. those payments credited within 120 days of contract issue date) proportionately and therefore, may have a significant impact on the amount of the Guaranteed Principal Adjustment.


(6) THE OPTIONAL RESET: AUTOMATIC ANNUAL STEP-UP


Assume your initial investment is $100,000 and no withdrawals are taken. The 5% Annual Increase Amount increases to $105,000 on the first anniversary ($100,000 increased by 5% per year, compounded annually). Assume your account value at the first contract anniversary is $110,000 due to good market performance, and you elected Optional Resets to occur under the Automatic Annual Step-Up feature prior to the first contract anniversary. Because your account value is higher than your 5% Annual Increase Amount, an Optional Reset will automatically occur.


The effect of the Optional Reset is:


   (1) The 5% Annual Increase Amount automatically resets from $105,000 to $110,000;

   (2) The 10-year waiting period to annuitize the contract under the GMIB Plus III is reset to 10 years from the first contract anniversary;


   (3) The GMIB Plus III rider charge is reset to the fee we charge new contract owners for the same GMIB Plus III rider at that time; and


   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.


The 5% Annual Increase Amount increases to $115,500 on the second anniversary ($110,000 increased by 5% per year, compounded annually). Assume your account value at the second contract anniversary is $120,000 due to good market performance, and you have not discontinued the Automatic Annual Step-Up feature. Because your account value is higher than your 5% Annual Increase Amount, an Optional Reset will automatically occur.


The effect of the Optional Reset is:


   (1) The 5% Annual Increase Amount automatically resets from $115,500 to $120,000;


   (2) The 10-year waiting period to annuitize the contract under the GMIB Plus III is reset to 10 years from the second contract anniversary;


   (3) The GMIB Plus III rider charge is reset to the fee we charge new contract owners for the same GMIB Plus III rider at that time; and


   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.


Assume your account value increases by $10,000 at each contract anniversary in years three through seven. At each contract anniversary, your account value would exceed the 5% Annual Increase Amount and an Optional Reset would automatically occur (provided you had not discontinued the Automatic Annual Step-Up feature, and other requirements were met).


The effect of each Optional Reset is:


   (1) The 5% Annual Increase Amount automatically resets to the higher account value;


   (2) The 10-year waiting period to annuitize the contract under the GMIB Plus III is reset to 10 years from the date of the Optional Reset;


   (3) The GMIB Plus III rider charge is reset to the fee we charge new contract owners for the same GMIB Plus III rider at that time; and


   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.


After the seventh contract anniversary, the initial Automatic Annual Step-Up election expires. Assume you do not make a new election of the Automatic Annual Step-Up.


The 5% Annual Increase Amount increases to $178,500 on the eighth anniversary ($170,000 increased by 5% per year, compounded annually). Assume your account value at the eighth contract anniversary is $160,000 due to poor market performance. An Optional Reset is NOT permitted because your account value is lower than your 5% Annual Increase Amount. However, because the Optional Reset has locked-in previous gains, the 5% Annual Increase Amount remains at $178,500 despite poor market performance, and, provided the rider continues in effect, will continue to grow at 5% annually (subject to adjustments for additional purchase payments and/or withdrawals) through the contract anniversary on or after your 90th birthday. Also, please note:


   (1) The 10-year waiting period to annuitize the contract under the GMIB Plus III remains at the 17th contract anniversary (10 years from the date of the last Optional Reset);


   (2) The GMIB Plus III rider charge remains at its current level; and


   (3) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.


[GRAPHIC APPEARS HERE]

(7) REQUIRED MINIMUM DISTRIBUTION EXAMPLES


The following examples only apply to IRAs and other contracts subject to
Section 401(a)(9) of the Internal Revenue Code. Assume an IRA contract is issued on September 1, 2011 and the GMIB Plus III rider is selected. Assume that on the first contract anniversary (September 1, 2012), the Annual Increase Amount is $100,000. Assume the required minimum distribution amount for 2012 with respect to this contract is $6,000, and the required minimum distribution amount for 2013 with respect to this contract is $7,200. Assume that on both the first contract anniversary (September 1, 2012) and the second contract anniversary (September 1, 2013) the account value is $100,000. On the second contract anniversary, the annual increase rate is the greatest of:


   (a) 5%;


   (b) the total withdrawals during the contract year under the Automated Required Minimum Distribution Program and/or the Systematic Withdrawal Program (up to a maximum of 5% of the Annual Increase Amount at the beginning of the contract year), divided by the Annual Increase Amount at the beginning of the contract year; or


   (c) the required minimum distribution amount for 2012 ($6,000) or for 2013 ($7,200), whichever is greater, divided by the Annual Increase Amount as of September 1, 2012 ($100,000).


Because $7,200 (the required minimum distribution amount for 2013) is greater than $6,000 (the required minimum distribution amount for 2012), (c) is equal to $7,200 divided by $100,000, or 7.2%.


  Withdrawals Through the Automated Required Minimum Distribution Program
  -----------------------------------------------------------------------


  If the contract owner enrolls in the Automated Required Minimum Distribution
      Program and elects monthly withdrawals, the owner will receive $6,800 over the second contract year (from September 2012 through August 2013). Assuming the owner makes no withdrawals outside the Automated Required Minimum Distribution Program, on September 1, 2013, the Annual Increase Amount will be increased to $100,400. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn through the Automated Required Minimum Distribution Program ($6,800):
      $100,000 increased by 7.2% = $107,200; $107,200 - $6,800 = $100,400.


  (Why does the contract owner receive $6,800 under the Automated Required
      Minimum Distribution Program in this example? From September through December 2012, the owner receives $500 per month ($500 equals the $6,000 required minimum distribution amount for 2012 divided by 12). From January through August 2013, the owner receives $600 per month ($600 equals the $7,200 required minimum distribution amount for 2013 divided by 12). The owner receives $2,000 in 2012 and $4,800 in 2013, for a total of $6,800.)


  Withdrawals Outside the Automated Required Minimum Distribution Program
  -----------------------------------------------------------------------


  If the contract owner withdraws the $6,000 required minimum distribution amount for 2012 in December 2012 and makes no other withdrawals from September 2012 through August 2013, the Annual Increase Amount on September 1, 2013 will be $101,200. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn ($6,000):
      $100,000 increased by 7.2% = $107,200; $107,200 - $6,000 = $101,200.


  If the contract owner withdraws the $7,200 required minimum distribution amount for 2013 in January 2013 and makes no other withdrawals from September 2012 through August 2013, the Annual Increase Amount on September 1, 2013 will be $100,000. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn ($7,200):
      $100,000 increased by 7.2% = $107,200; $107,200 - $7,200 = $100,000.


  Withdrawals in Excess of the Required Minimum Distribution Amounts
  ------------------------------------------------------------------


  Assume the contract owner withdraws $7,250 on September 1, 2012 and makes no other withdrawals before the second contract anniversary. Because the $7,250 withdrawal exceeds the required minimum distribution amounts for 2012 and 2013, the annual increase rate will be 5% and the Annual Increase Amount on the second contract anniversary (September 1, 2013) will be $97,387.50. On September 1, 2012, the Annual Increase Amount is reduced by the value of the Annual Increase Amount immediately prior to the withdrawal ($100,000) multiplied by the percentage reduction in the account value attributed to the withdrawal (7.25%). Therefore, the new Annual Increase Amount is $92,750 ($100,000 x 7.25% = $7,250; $100,000 -
    $7,250 = $92,750). Assuming no other purchase payments or withdrawals are made before the second contract anniversary, the Annual Increase Amount on the second contract anniversary (September 1, 2012) will be $97,387.50 ($92,750 increased by 5% per year compounded annually).


  No Withdrawals
  --------------


  If the contract owner fulfills the minimum distribution requirements by making withdrawals from other IRA accounts and does not make any withdrawals from this contract, the Annual Increase Amount on September 1, 2013 will be $107,200. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn from the contract ($0).

APPENDIX D

DEATH BENEFIT EXAMPLES

The purpose of these examples is to illustrate the operation of the Principal Protection death benefit and the Enhanced Death Benefit. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the investment allocation made by a contract owner and the investment experience of the investment portfolios chosen. THE EXAMPLES DO NOT REFLECT THE DEDUCTION OF FEES AND CHARGES, WITHDRAWAL CHARGES OR INCOME TAXES AND TAX PENALTIES.



PRINCIPAL PROTECTION DEATH BENEFIT

The purpose of this example is to show how partial withdrawals reduce the Principal Protection death benefit proportionately by the percentage reduction in account value attributable to each partial withdrawal.




                                                         DATE                          AMOUNT
                                            ------------------------------   -------------------------
   A    Initial Purchase Payment                      10/1/2011              $100,000
   B    Account Value                                 10/1/2012              $104,000
                                            (First Contract Anniversary)
   C    Death Benefit                              As of 10/1/2012           $104,000
                                                                             (= greater of A and B)
   D    Account Value                                 10/1/2013              $ 90,000
                                            (Second Contract Anniversary)
   E    Death Benefit                                 10/1/2013              $100,000
                                                                             (= greater of A and D)
   F    Withdrawal                                    10/2/2013              $  9,000
   G    Percentage Reduction in Account               10/2/2013                        10%
        Value                                                                (= F/D)
   H    Account Value after Withdrawal                10/2/2013              $ 81,000
                                                                             (= D-F)
   I    Purchase Payments Reduced for              As of 10/2/2013           $ 90,000
        Withdrawal                                                           (= A-(A x G))
   J    Death Benefit                                 10/2/2013              $ 90,000
                                                                             (= greater of H and I)

Notes to Example
----------------


Purchaser is age 60 at issue.


The account values on 10/1/13 and 10/2/13 are assumed to be equal prior to the withdrawal.

ENHANCED DEATH BENEFIT III AND EDB MAX II

The purpose of these examples is to illustrate the operation of the death benefit base under the Enhanced Death Benefit III and EDB Max II. (These examples use the annual increase rate for the Enhanced Death Benefit III rider, 4.5%. If a contract is issued with the EDB Max II rider, the annual increase rate is 5.5% instead of 4.5%. See "Death Benefit - Optional Death Benefits - EDB Max II and Enhanced Death Benefit III.") Example (7) shows how required minimum distributions affect the death benefit base when the Enhanced Death Benefit III rider is elected with an IRA contract (or another contract subject to Section 401(a)(9) of the Internal Revenue Code).


(1) WITHDRAWAL ADJUSTMENTS TO ANNUAL INCREASE AMOUNT


   Dollar-for-dollar adjustment when withdrawal is less than or equal to 4.5%
   --------------------------------------------------------------------------
   of the Annual Increase Amount from the prior contract anniversary
   -----------------------------------------------------------------


   Assume the initial purchase payment is $100,000 and the Enhanced Death Benefit III is selected. Assume that during the first contract year, $4,500 is withdrawn. Because the withdrawal is less than or equal to 4.5% of the Annual Increase Amount from the prior contract anniversary, the Annual
  Increase Amount is reduced by the withdrawal on a dollar-for-dollar basis to $100,000 ($100,000 increased by 4.5% per year, compounded annually, less $4,500 = $100,000). Assuming no other purchase payments or withdrawals are made before the second contract anniversary, the Annual Increase Amount at the second contract anniversary will be $104,500 ($100,000 increased by 4.5% per year, compounded annually).


   Proportionate adjustment when withdrawal is greater than 4.5% of the Annual
   ---------------------------------------------------------------------------
   Increase Amount from the prior contract anniversary
   ---------------------------------------------------


   Assume the initial purchase payment is $100,000 and the Enhanced Death Benefit III is selected. Assume the account value at the first contract anniversary is $100,000. The Annual Increase Amount at the first contract anniversary will be $104,500 ($100,000 increased by 4.5% per year, compounded annually). Assume that on the first contract anniversary, $10,000 is withdrawn (leaving an account balance of $90,000). Because the withdrawal is greater than 4.5% of the Annual Increase Amount from the prior contract anniversary, the Annual Increase Amount is reduced by the value of the Annual Increase Amount immediately prior to the withdrawal ($104,500) multiplied by the percentage reduction in the account value attributed to that withdrawal (10%). Therefore, the new Annual Increase Amount is $94,050 ($104,500 x 10% = $10,450; $104,500 - $10,450 = $94,050).
   Assuming no other purchase payments or withdrawals are made before the second contract anniversary, the Annual Increase Amount at the second contract anniversary will be $98,282 ($94,050 increased by 4.5% per year, compounded annually).


(2) THE 4.5% ANNUAL INCREASE AMOUNT


   Example
   -------


   Assume the contract owner is a male, age 55 at issue, and he elects the Enhanced Death Benefit III rider. He makes an initial purchase payment of $100,000, and makes no additional purchase payments or partial withdrawals. On the contract issue date, the 4.5% Annual Increase Amount is equal to $100,000 (the initial purchase payment). The 4.5% Annual Increase Amount is calculated at each contract anniversary (through the contract anniversary on or following the contract owner's 90th birthday). At the tenth contract anniversary, when the contract owner is age 65, the 4.5% Annual Increase Amount is $155,297 ($100,000 increased by 4.5% per year, compounded annually). See section (3) below for an example of the calculation of the Highest Anniversary Value.


   Determining a death benefit based on the Annual Increase Amount
   ---------------------------------------------------------------


   Assume that you make an initial purchase payment of $100,000. Prior to annuitization, your account value fluctuates above and below your initial purchase payment depending on the investment performance of the subaccounts you selected. The 4.5% Annual Increase Amount, however, accumulates an amount equal to your purchase payments at the Annual Increase Rate of 4.5% per year, until the contract anniversary on or following the contract owner's 90th birthday. The 4.5% Annual Increase Amount is also adjusted for any withdrawals (including any applicable withdrawal charge) made during this period. The 4.5% Annual Increase Amount is the value upon which a future death benefit amount can be based (if it is greater than the Highest Anniversary Value and account value on the date the death benefit amount is determined).


(3) THE HIGHEST ANNIVERSARY VALUE (HAV)


   Example
   -------


  Assume, as in the example in section (2) above, the contract owner is a male, age 55 at issue, and he elects the Enhanced Death Benefit III rider. He makes an initial purchase payment of $100,000, and makes no additional purchase payments or partial withdrawals. On the contract issue date, the Highest Anniversary Value is equal to $100,000 (the initial purchase payment). Assume the account value on the first contract anniversary is $108,000 due to good market performance. Because the account value is greater than the Highest Anniversary Value ($100,000), the Highest Anniversary Value is set equal to the account value ($108,000). Assume the account value on the second contract anniversary is $102,000 due to poor market performance. Because the account value is less than the Highest Anniversary Value ($108,000), the Highest Anniversary Value remains $108,000.


   Assume this process is repeated on each contract anniversary until the tenth contract anniversary, when the account value is $150,000 and the Highest Anniversary Value is $145,000. The Highest Anniversary Value is set equal to the account value ($150,000).


   Determining a death benefit based on the Highest Anniversary Value
   ------------------------------------------------------------------


   Prior to annuitization, the Highest Anniversary Value begins to lock in growth. The Highest Anniversary Value is adjusted upward each contract anniversary if the account value at that time is greater than the amount of the current Highest Anniversary Value. Upward adjustments will continue until the contract anniversary immediately prior to the contract owner's 81st birthday. The Highest Anniversary Value also is adjusted for any withdrawals taken (including any applicable withdrawal charge) or any additional payments made. The Highest Anniversary Value is the value upon which a future death benefit amount can be based (if it is greater than the Annual Increase Amount and account value on the date the death benefit amount is determined).


(4) PUTTING IT ALL TOGETHER


   Example
   -------


   Continuing the examples in sections (2) and (3) above, assume the contract owner dies after the tenth contract anniversary but prior to the eleventh contract anniversary, and on the date the death benefit amount is determined, the account value is $140,000 due to poor market performance. Because the 4.5% Annual Increase Amount ($155,297) is greater than the Highest Anniversary Value ($150,000), the 4.5% Annual Increase Amount ($155,297) is used as the death benefit base. Because the death benefit base ($155,297) is greater than the account value ($140,000), the death benefit base will be the death benefit amount.


   The above example does not take into account the impact of premium and other taxes. THE DEATH BENEFIT BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE DEATH BENEFIT AMOUNT AND THE CHARGE FOR THE BENEFIT.


(5) THE OPTIONAL STEP-UP


Assume your initial purchase payment is $100,000 and no withdrawals are taken. The 4.5% Annual Increase Amount increases to $104,500 on the first anniversary ($100,000 increased by 4.5% per year, compounded annually). Assume your account value at the first contract anniversary is $110,000 due to good market performance, and you elect an Optional Step-Up.


The effect of the Optional Step-Up election is:


     (1) The 4.5% Annual Increase Amount resets from $104,500 to $110,000; and


 (2) The Enhanced Death Benefit III rider charge is reset to the fee we charge new contract owners for the Enhanced Death Benefit III at that time.

The 4.5% Annual Increase Amount increases to $114,950 on the second anniversary ($110,000 increased by 4.5% per year, compounded annually). Assume your account value at the second contract anniversary is $112,000 due to poor market performance. You may NOT elect an Optional Step-Up at this time, because the account value is less than the 4.5% Annual Increase Amount.


(6) THE OPTIONAL STEP-UP: AUTOMATIC ANNUAL STEP-UP


Assume your initial purchase payment is $100,000 and no withdrawals are taken. The 4.5% Annual Increase Amount increases to $104,500 on the first anniversary ($100,000 increased by 4.5% per year, compounded annually). Assume your account value at the first contract anniversary is $110,000 due to good market performance, and you elected Optional Step-Ups to occur under the Automatic Annual Step-Up feature prior to the first contract anniversary. Because your account value is higher than your 4.5% Annual Increase Amount, an Optional Step-Up will automatically occur.


The effect of the Optional Step-Up is:


     (1) The 4.5% Annual Increase Amount automatically resets from $104,500 to $110,000; and


 (2) The Enhanced Death Benefit III rider charge is reset to the fee we charge new contract owners for the Enhanced Death Benefit III at that time.


The 4.5% Annual Increase Amount increases to $114,950 on the second anniversary ($110,000 increased by 4.5% per year, compounded annually). Assume your account value at the second contract anniversary is $120,000 due to good market performance, and you have not discontinued the Automatic Annual Step-Up feature. Because your account value is higher than your 4.5% Annual Increase Amount, an Optional Step-Up will automatically occur.


The effect of the Optional Step-Up is:


     (1) The 4.5% Annual Increase Amount automatically resets from $114,950 to $120,000; and


 (2) The Enhanced Death Benefit III rider charge is reset to the fee we charge new contract owners for the Enhanced Death Benefit III at that time.


Assume your account value increases by $10,000 at each contract anniversary in years three through seven. At each contract anniversary, your account value would exceed the 4.5% Annual Increase Amount and an Optional Step-Up would automatically occur (provided you had not discontinued the Automatic Annual Step-Up feature, and other requirements were met).


The effect of the Optional Step-Up is:


     (1) The 4.5% Annual Increase Amount automatically resets to the higher account value; and


 (2) The Enhanced Death Benefit III rider charge is reset to the fee we charge new contract owners for the Enhanced Death Benefit III at that time.


After the seventh contract anniversary, the initial Automatic Annual Step-Up election expires. Assume you do not make a new election of the Automatic Annual Step-Up. The 4.5% Annual Increase Amount increases to $177,650 on the eighth anniversary ($170,000 increased by 4.5% per year, compounded annually). Assume your account value at the eighth contract anniversary is $160,000 due to poor market performance. An Optional Step-Up is NOT permitted because your account value is lower than your 4.5% Annual Increase Amount. However, because the Optional Step-Up has locked-in previous gains, the 4.5% Annual Increase Amount remains at $177,650 despite poor market performance, and, provided the rider continues in effect, will continue to grow at 4.5% annually (subject to adjustments for additional purchase payments and/or withdrawals) through the contract anniversary on or after your 90th birthday. Also, note the Enhanced Death Benefit III rider charge remains at its current level.

(7) REQUIRED MINIMUM DISTRIBUTION EXAMPLES


The following examples only apply to IRAs and other contracts subject to
Section 401(a)(9) of the Internal Revenue Code. Assume an IRA contract is issued on September 1, 2011 and the Enhanced Death Benefit III rider is selected. Assume that on the first contract anniversary (September 1, 2012), the Annual Increase Amount is $100,000. Assume the required minimum distribution amount for 2012 with respect to this contract is $6,000, and the required minimum distribution amount for 2013 with respect to this contract is $7,200. Assume that on both the first contract anniversary (September 1, 2012) and the second contract anniversary (September 1, 2013) the account value is $100,000. On the second contract anniversary, the annual increase rate is the greatest of:


 (a) 4.5%;


 (b) the total withdrawals during the contract year under the Automated Required Minimum Distribution Program and/or the Systematic Withdrawal Program (up to a maximum of 4.5% of the Annual Increase Amount at the beginning of the contract year), divided by the Annual Increase Amount at the beginning of the contract year; or


 (c) the required minimum distribution amount for 2012 ($6,000) or for 2013 ($7,200), whichever is greater, divided by the Annual Increase Amount as of September 1, 2012 ($100,000).


Because $7,200 (the required minimum distribution amount for 2013) is greater than $6,000 (the required minimum distribution amount for 2012), (c) is equal to $7,200 divided by $100,000, or 7.2%.


     (i) Withdrawals Through the Automated Required Minimum Distribution
         ---------------------------------------------------------------
Program
-------


If the contract owner enrolls in the Automated Required Minimum Distribution Program and elects monthly withdrawals, the owner will receive $6,800 over the second contract year (from September 2012 through August 2013). Assuming the owner makes no withdrawals outside the Automated Required Minimum Distribution Program, on September 1, 2013, the Annual Increase Amount will be increased to $100,400. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn through the Automated Required Minimum Distribution Program ($6,800): $100,000 increased by 7.2% = $107,200; $107,200 - $6,800 =
$100,400.


(Why does the contract owner receive $6,800 under the Automated Required Minimum Distribution Program in this example? From September through December 2012, the owner receives $500 per month ($500 equals the $6,000 required minimum distribution amount for 2012 divided by 12). From January through August 2013, the owner receives $600 per month ($600 equals the $7,200 required minimum distribution amount for 2013 divided by 12). The owner receives $2,000 in 2012 and $4,800 in 2013, for a total of $6,800.)


     (ii) Withdrawals Outside the Automated Required Minimum Distribution
          ---------------------------------------------------------------
Program
-------


If the contract owner withdraws the $6,000 required minimum distribution amount for 2012 in December 2012 and makes no other withdrawals from September 2012 through August 2013, the Annual Increase Amount on September 1, 2013 will be $101,200. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn ($6,000): $100,000 increased by 7.2% = $107,200; $107,200 - $6,000 = $101,200.


If the contract owner withdraws the $7,200 required minimum distribution amount for 2013 in January 2013 and makes no other withdrawals from September 2012 through August 2013, the Annual Increase Amount on September 1, 2013 will be $100,000. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn ($7,200): $100,000 increased by 7.2% = $107,200; $107,200 - $7,200 = $100,000.

     (iii) Withdrawals in Excess of the Required Minimum Distribution Amounts
           ------------------------------------------------------------------


Assume the contract owner withdraws $7,250 on September 1, 2012 and makes no other withdrawals before the second contract anniversary. Because the $7,250 withdrawal exceeds the required minimum distribution amounts for 2012 and 2013, the annual increase rate will be 4.5% and the Annual Increase Amount on the second contract anniversary (September 1, 2013) will be $96,923.75. On September 1, 2012, the Annual Increase Amount is reduced by the value of the Annual Increase Amount immediately prior to the withdrawal ($100,000) multiplied by the percentage reduction in the account value attributed to the withdrawal (7.25%). Therefore, the new Annual Increase Amount is $92,750 ($100,000 x 7.25% = $7,250; $100,000 - $7,250 = $92,750). Assuming no other purchase payments or withdrawals are made before the second contract anniversary, the Annual Increase Amount on the second contract anniversary (September 1, 2013) will be $96,923.75 ($92,750 increased by 4.5% per year compounded annually).


     (iv) No Withdrawals
          --------------


If the contract owner fulfills the minimum distribution requirements by making withdrawals from other IRA accounts and does not make any withdrawals from this contract, the Annual Increase Amount on September 1, 2013 will be $107,200. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn from the contract ($0).

ENHANCED DEATH BENEFIT II

The purpose of these examples is to illustrate the operation of the death benefit base under the Enhanced Death Benefit II. Example (7) shows how required minimum distributions affect the death benefit base when the Enhanced Death Benefit II rider is elected with an IRA contract (or another contract subject to Section 401(a)(9) of the Internal Revenue Code).


(1) WITHDRAWAL ADJUSTMENTS TO ANNUAL INCREASE AMOUNT


   Dollar-for-dollar adjustment when withdrawal is less than or equal to 5% of
   ---------------------------------------------------------------------------
   the Annual Increase Amount from the prior contract anniversary
   --------------------------------------------------------------


   Assume the initial purchase payment is $100,000 and the Enhanced Death Benefit II is selected. Assume that during the first contract year, $5,000 is withdrawn. Because the withdrawal is less than or equal to 5% of the Annual Increase Amount from the prior contract anniversary, the Annual
  Increase Amount is reduced by the withdrawal on a dollar-for-dollar basis to $100,000 ($100,000 increased by 5% per year, compounded annually, less $5,000 = $100,000). Assuming no other purchase payments or withdrawals are made before the second contract anniversary, the Annual Increase Amount at the second contract anniversary will be $105,000 ($100,000 increased by 5% per year, compounded annually).


   Proportionate adjustment when withdrawal is greater than 5% of the Annual
   -------------------------------------------------------------------------
   Increase Amount from the prior contract anniversary
   ---------------------------------------------------


   Assume the initial purchase payment is $100,000 and the Enhanced Death Benefit II is selected. Assume the account value at the first contract anniversary is $100,000. The Annual Increase Amount at the first contract anniversary will be $105,000 ($100,000 increased by 5% per year, compounded annually). Assume that on the first contract anniversary, $10,000 is withdrawn (leaving an account balance of $90,000). Because the withdrawal is greater than 5% of the Annual Increase Amount from the prior contract anniversary, the Annual Increase Amount is reduced by the value of the Annual Increase Amount immediately prior to the withdrawal ($105,000) multiplied by the percentage reduction in the account value attributed to that withdrawal (10%). Therefore, the new Annual Increase Amount is $94,500 ($105,000 x 10% = $10,500; $105,000 - $10,500 = $94,500). Assuming no other purchase payments or withdrawals are made before the second contract anniversary, the Annual Increase Amount at the second contract anniversary will be $99,225 ($94,500 increased by 5% per year, compounded annually).


(2) THE 5% ANNUAL INCREASE AMOUNT


   Example
   -------


   Assume the contract owner is a male, age 55 at issue, and he elects the Enhanced Death Benefit II rider. He makes an initial purchase payment of $100,000, and makes no additional purchase payments or partial withdrawals. On the contract issue date, the 5% Annual Increase Amount is equal to $100,000 (the initial purchase payment). The 5% Annual Increase Amount is calculated at each contract anniversary (through the contract anniversary on or following the contract owner's 90th birthday). At the tenth contract anniversary, when the contract owner is age 65, the 5% Annual Increase Amount is $162,889 ($100,000 increased by 5% per year, compounded annually). See section (3) below for an example of the calculation of the Highest Anniversary Value.


   Determining a death benefit based on the Annual Increase Amount
   ---------------------------------------------------------------


   Assume that you make an initial purchase payment of $100,000. Prior to annuitization, your account value fluctuates above and below your initial purchase payment depending on the investment performance of the subaccounts you selected. The 5% Annual Increase Amount, however, accumulates an amount equal to your purchase payments at the Annual Increase Rate of 5% per year, until the contract anniversary on or following the contract owner's 90th birthday. The 5% Annual Increase Amount is also adjusted for any withdrawals (including any applicable withdrawal charge) made during this period. The 5% Annual Increase Amount is the value upon which a future death benefit amount can be based (if it is greater than the Highest Anniversary Value and account value on the date the death benefit amount is determined).

(3) THE HIGHEST ANNIVERSARY VALUE (HAV)


   Example
   -------


  Assume, as in the example in section (2) above, the contract owner is a male, age 55 at issue, and he elects the Enhanced Death Benefit II rider. He makes an initial purchase payment of $100,000, and makes no additional purchase payments or partial withdrawals. On the contract issue date, the Highest Anniversary Value is equal to $100,000 (the initial purchase payment). Assume the account value on the first contract anniversary is $108,000 due to good market performance. Because the account value is greater than the Highest Anniversary Value ($100,000), the Highest Anniversary Value is set equal to the account value ($108,000). Assume the account value on the second contract anniversary is $102,000 due to poor market performance. Because the account value is less than the Highest Anniversary Value ($108,000), the Highest Anniversary Value remains $108,000.


   Assume this process is repeated on each contract anniversary until the tenth contract anniversary, when the account value is $155,000 and the Highest Anniversary Value is $150,000. The Highest Anniversary Value is set equal to the account value ($155,000).


   Determining a death benefit based on the Highest Anniversary Value
   ------------------------------------------------------------------


   Prior to annuitization, the Highest Anniversary Value begins to lock in growth. The Highest Anniversary Value is adjusted upward each contract anniversary if the account value at that time is greater than the amount of the current Highest Anniversary Value. Upward adjustments will continue until the contract anniversary immediately prior to the contract owner's 81st birthday. The Highest Anniversary Value also is adjusted for any withdrawals taken (including any applicable withdrawal charge) or any additional payments made. The Highest Anniversary Value is the value upon which a future death benefit amount can be based (if it is greater than the Annual Increase Amount and account value on the date the death benefit amount is determined).


(4) PUTTING IT ALL TOGETHER


   Example
   -------


   Continuing the examples in sections (2) and (3) above, assume the contract owner dies after the tenth contract anniversary but prior to the eleventh contract anniversary, and on the date the death benefit amount is determined, the account value is $150,000 due to poor market performance. Because the 5% Annual Increase Amount ($162,889) is greater than the Highest Anniversary Value ($155,000), the 5% Annual Increase Amount ($162,889) is used as the death benefit base. Because the death benefit base ($162,889) is greater than the account value ($150,000), the death benefit base will be the death benefit amount.


   The above example does not take into account the impact of premium and other taxes. THE DEATH BENEFIT BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE DEATH BENEFIT AMOUNT AND THE CHARGE FOR THE BENEFIT.


(5) THE OPTIONAL STEP-UP


Assume your initial purchase payment is $100,000 and no withdrawals are taken. The 5% Annual Increase Amount increases to $105,000 on the first anniversary ($100,000 increased by 5% per year, compounded annually). Assume your account value at the first contract anniversary is $110,000 due to good market performance, and you elect an Optional Step-Up.


The effect of the Optional Step-Up election is:


     (1) The 5% Annual Increase Amount resets from $105,000 to $110,000; and


 (2) The Enhanced Death Benefit II rider charge is reset to the fee we charge new contract owners for the Enhanced Death Benefit II at that time.

The 5% Annual Increase Amount increases to $115,500 on the second anniversary ($110,000 increased by 5% per year, compounded annually). Assume your account value at the second contract anniversary is $112,000 due to poor market performance. You may NOT elect an Optional Step-Up at this time, because the account value is less than the 5% Annual Increase Amount.


(6) THE OPTIONAL STEP-UP: AUTOMATIC ANNUAL STEP-UP


Assume your initial purchase payment is $100,000 and no withdrawals are taken. The 5% Annual Increase Amount increases to $105,000 on the first anniversary ($100,000 increased by 5% per year, compounded annually). Assume your account value at the first contract anniversary is $110,000 due to good market performance, and you elected Optional Step-Ups to occur under the Automatic Annual Step-Up feature prior to the first contract anniversary. Because your account value is higher than your 5% Annual Increase Amount, an Optional Step-Up will automatically occur.


The effect of the Optional Step-Up is:


     (1) The 5% Annual Increase Amount automatically resets from $105,000 to $110,000; and


 (2) The Enhanced Death Benefit II rider charge is reset to the fee we charge new contract owners for the Enhanced Death Benefit II at that time.


The 5% Annual Increase Amount increases to $115,500 on the second anniversary ($110,000 increased by 5% per year, compounded annually). Assume your account value at the second contract anniversary is $120,000 due to good market performance, and you have not discontinued the Automatic Annual Step-Up feature. Because your account value is higher than your 5% Annual Increase Amount, an Optional Step-Up will automatically occur.


The effect of the Optional Step-Up is:


     (1) The 5% Annual Increase Amount automatically resets from $115,500 to $120,000; and


 (2) The Enhanced Death Benefit II rider charge is reset to the fee we charge new contract owners for the Enhanced Death Benefit II at that time.


Assume your account value increases by $10,000 at each contract anniversary in years three through seven. At each contract anniversary, your account value would exceed the 5% Annual Increase Amount and an Optional Step-Up would automatically occur (provided you had not discontinued the Automatic Annual Step-Up feature, and other requirements were met).


The effect of the Optional Step-Up is:


     (1) The 5% Annual Increase Amount automatically resets to the higher account value; and


 (2) The Enhanced Death Benefit II rider charge is reset to the fee we charge new contract owners for the Enhanced Death Benefit II at that time.


After the seventh contract anniversary, the initial Automatic Annual Step-Up election expires. Assume you do not make a new election of the Automatic Annual Step-Up. The 5% Annual Increase Amount increases to $178,500 on the eighth anniversary ($170,000 increased by 5% per year, compounded annually). Assume your account value at the eighth contract anniversary is $160,000 due to poor market performance. An Optional Step-Up is NOT permitted because your account value is lower than your 5% Annual Increase Amount. However, because the Optional Step-Up has locked-in previous gains, the 5% Annual Increase Amount remains at $178,500 despite poor market performance, and, provided the rider continues in effect, will continue to grow at 5% annually (subject to adjustments for additional purchase payments and/or withdrawals) through the contract anniversary on or after your 90th birthday. Also, note the Enhanced Death Benefit II rider charge remains at its current level.

(7) REQUIRED MINIMUM DISTRIBUTION EXAMPLES


The following examples only apply to IRAs and other contracts subject to
Section 401(a)(9) of the Internal Revenue Code. Assume an IRA contract is issued on September 1, 2011 and the Enhanced Death Benefit II rider is selected. Assume that on the first contract anniversary (September 1, 2012), the Annual Increase Amount is $100,000. Assume the required minimum distribution amount for 2012 with respect to this contract is $6,000, and the required minimum distribution amount for 2013 with respect to this contract is $7,200. Assume that on both the first contract anniversary (September 1, 2012) and the second contract anniversary (September 1, 2013) the account value is $100,000. On the second contract anniversary, the annual increase rate is the greatest of:


 (a) 5%;


 (b) the total withdrawals during the contract year under the Automated Required Minimum Distribution Program and/or the Systematic Withdrawal Program (up to a maximum of 5% of the Annual Increase Amount at the beginning of the contract year), divided by the Annual Increase Amount at the beginning of the contract year; or


 (c) the required minimum distribution amount for 2012 ($6,000) or for 2013 ($7,200), whichever is greater, divided by the Annual Increase Amount as of September 1, 2012 ($100,000).


Because $7,200 (the required minimum distribution amount for 2013) is greater than $6,000 (the required minimum distribution amount for 2012), (c) is equal to $7,200 divided by $100,000, or 7.2%.


     (i) Withdrawals Through the Automated Required Minimum Distribution
         ---------------------------------------------------------------
Program
-------


If the contract owner enrolls in the Automated Required Minimum Distribution Program and elects monthly withdrawals, the owner will receive $6,800 over the second contract year (from September 2012 through August 2013). Assuming the owner makes no withdrawals outside the Automated Required Minimum Distribution Program, on September 1, 2013, the Annual Increase Amount will be increased to $100,400. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn through the Automated Required Minimum Distribution Program ($6,800): $100,000 increased by 7.2% = $107,200; $107,200 - $6,800 =
$100,400.


(Why does the contract owner receive $6,800 under the Automated Required Minimum Distribution Program in this example? From September through December 2012, the owner receives $500 per month ($500 equals the $6,000 required minimum distribution amount for 2012 divided by 12). From January through August 2013, the owner receives $600 per month ($600 equals the $7,200 required minimum distribution amount for 2013 divided by 12). The owner receives $2,000 in 2012 and $4,800 in 2013, for a total of $6,800.)


     (ii) Withdrawals Outside the Automated Required Minimum Distribution
          ---------------------------------------------------------------
Program
-------


If the contract owner withdraws the $6,000 required minimum distribution amount for 2012 in December 2012 and makes no other withdrawals from September 2012 through August 2013, the Annual Increase Amount on September 1, 2013 will be $101,200. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn ($6,000): $100,000 increased by 7.2% = $107,200; $107,200 - $6,000 = $101,200.


If the contract owner withdraws the $7,200 required minimum distribution amount for 2013 in January 2013 and makes no other withdrawals from September 2012 through August 2013, the Annual Increase Amount on September 1, 2013 will be $100,000. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn ($7,200): $100,000 increased by 7.2% = $107,200; $107,200 - $7,200 = $100,000.

     (iii) Withdrawals in Excess of the Required Minimum Distribution Amounts
           ------------------------------------------------------------------


Assume the contract owner withdraws $7,250 on September 1, 2012 and makes no other withdrawals before the second contract anniversary. Because the $7,250 withdrawal exceeds the required minimum distribution amounts for 2012 and 2013, the annual increase rate will be 5% and the Annual Increase Amount on the second contract anniversary (September 1, 2013) will be $97,387.50. On September 1, 2012, the Annual Increase Amount is reduced by the value of the Annual Increase Amount immediately prior to the withdrawal ($100,000) multiplied by the percentage reduction in the account value attributed to the withdrawal (7.25%). Therefore, the new Annual Increase Amount is $92,750 ($100,000 x 7.25% = $7,250; $100,000 - $7,250 = $92,750). Assuming no other purchase payments or withdrawals are made before the second contract anniversary, the Annual Increase Amount on the second contract anniversary (September 1, 2013) will be $97,387.50 ($92,750 increased by 5% per year compounded annually).


     (iv) No Withdrawals
          --------------


If the contract owner fulfills the minimum distribution requirements by making withdrawals from other IRA accounts and does not make any withdrawals from this contract, the Annual Increase Amount on September 1, 2013 will be $107,200. This is calculated by increasing the Annual Increase Amount from September 1, 2012 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn from the contract ($0).

                      STATEMENT OF ADDITIONAL INFORMATION


                 INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT

                                   ISSUED BY


                    METLIFE INVESTORS USA SEPARATE ACCOUNT A


                                      AND


                    METLIFE INVESTORS USA INSURANCE COMPANY


                                    SERIES S

                           SERIES S - L SHARE OPTION

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED _________, 2011, FOR THE INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT THAT IS DESCRIBED HEREIN.


THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS WRITE US AT: P.O. BOX 10366, DES MOINES, IOWA 50306-0366, OR CALL (800) 343-8496.


THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED _________, 2011.

SAI-1011USAS2

TABLE OF CONTENTS
                                           PAGE

COMPANY.................................     2
INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM....................................     2
CUSTODIAN...............................     2
DISTRIBUTION............................     2
     Reduction or Elimination of the
     Withdrawal Charge..................     4
CALCULATION OF PERFORMANCE INFORMATION..     4
     Total Return.......................     4
     Historical Unit Values.............     5
     Reporting Agencies.................     5
ANNUITY PROVISIONS......................     6
     Variable Annuity...................     6
     Fixed Annuity......................     7
     Mortality and Expense Guarantee....     7
     Legal or Regulatory Restrictions
     on Transactions....................     7
TAX STATUS OF THE CONTRACTS.............     7
FINANCIAL STATEMENTS....................    10

COMPANY

MetLife Investors USA Insurance Company (MetLife Investors USA) is a stock life insurance company founded on September 13, 1960, and organized under the laws of the State of Delaware. Its principal executive offices are located at 5 Park Plaza, Suite 1900 Irvine, CA 92614. MetLife Investors USA is authorized to transact the business of life insurance, including annuities, and is currently licensed to do business in all states (except New York) and the District of Columbia. On October 11, 2006, MetLife Investors USA became a wholly-owned subsidiary of MetLife Insurance Company of Connecticut. We changed our name to MetLife Investors USA Insurance Company on January 8, 2001. On December 31, 2002, MetLife Investors USA became an indirect subsidiary of MetLife, Inc., a listed company on the New York Stock Exchange. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.




INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements and financial highlights comprising each of the Sub-Accounts of MetLife Investors USA Separate Account A included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial highlights have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


The consolidated financial statements of MetLife Investors USA Insurance Company (the "Company"), included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to changes in the Company's method of accounting for the recognition and presentation of other-than-temporary impairment losses for certain investments as required by accounting guidance adopted on April 1, 2009 and its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


The principal business address of Deloitte & Touche LLP is Two World Financial Center New York, New York 10281-1414.




CUSTODIAN

MetLife Investors USA Insurance Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614, is the custodian of the assets of the Separate Account. The custodian has custody of all cash of the Separate Account and handles the collection of proceeds of shares of the underlying funds bought and sold by the Separate Account.




DISTRIBUTION

Information about the distribution of the contracts is contained in the prospectus. (See "Other Information.") Additional information is provided below.


The contracts are offered to the public on a continuous basis. We anticipate continuing to offer the contracts, but reserve the right to discontinue the offering.


MetLife Investors Distribution Company ("Distributor") serves as principal underwriter for the contracts. Distributor is a Missouri corporation and its home office is located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. In December 2004, MetLife Investors Distribution Company, which was then a Delaware corporation, was merged into General American Distributors, Inc., and the name of the surviving corporation was changed to MetLife Investors Distribution Company. Distributor is an indirect, wholly-owned subsidiary of MetLife, Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). Distributor is not a member of the Securities Investor Protection Corporation. Distributor has entered into selling agreements with other broker-dealers ("selling firms") and compensates them for their services.


Distributor (including its predecessor) received sales compensation with respect to all contracts issued from the

Separate Account in the following amounts during the periods indicated:




                                           Aggregate Amount of
                                           Commissions Retained
                  Aggregate Amount of      by Distributor After
                  Commissions Paid to      Payments to Selling
Fiscal year           Distributor                 Firms
-------------    ---------------------    ---------------------
2010             $619,659,806             $0
2009             $444,461,790             $0
2008             $357,776,663             $0

Distributor passes through commissions to selling firms for their sales. In addition we pay compensation to Distributor to offset its expenses, including compensation costs, marketing and distribution expenses, advertising, wholesaling, printing, and other expenses of distributing the contracts.


As noted in the prospectus, we and Distributor pay compensation to all selling firms in the form of commissions and certain types of non-cash compensation. We and Distributor may pay additional compensation to selected firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The amount of additional compensation (non-commission amounts) paid to selected selling firms during 2010 ranged from $531 to $17,875,819*. The amount of commissions paid to selected selling firms during 2010 ranged from $75 to $55,116,180. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected selling firms during 2010 ranged from $75 to $72,992,000*.


* For purposes of calculating this range, the additional compensation (non-commission) amounts received by a selling firm includes additional compensation received by the firm for the sale of insurance products issued by our affiliates First MetLife Investors Insurance Company, MetLife Investors Insurance Company and MetLife Insurance Company of Connecticut.


In view of the fact that the contracts are newly offered, none of the amounts described herein were paid in connection with the contracts.


The following list sets forth the names of selling firms that received additional compensation in 2010 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products. The selling firms are listed in alphabetical order.


Ameriprise Financial Services, Inc.
Associated Securities Corp.
AXA Advisors LLC
Bancwest Investment Services, Inc.
Capital Investment Brokerage, Inc.
Capital Investments Group, Inc.
CCO Investment Services Corp.
Centaurus Financial, Inc.
Citigroup Global Markets, Inc.
Commonwealth Financial Network
Compass Brokerage, Inc.
CUSO Financial Services, L.P.
Edward D. Jones & Co., L.P.
Essex National Securities, Inc.
FSC Securities Corporation
First Allied Securities, Inc.
First Tennessee Brokerage, Inc.
Founders Financial Securities, LLC
GunnAllen Financial, Inc.
H. D. Vest Investment Securities, Inc.
Infinex Investments, Inc.
InterSecurities, Inc.
Invest Financial Corp.
Investment Centers of America, Inc.
Investment Professionals, Inc.
Investors Captial Corp.
Janney Montgomery Scott, LLC
J.J.B. Hilliard, W.L. Lyons, LLC
J. P. Turner & Company
Key Investment Services LLC
Lincoln Financial Advisors, Corp.
Lincoln Financial Securities Corporation
Lincoln Investment Planning, Inc.
LPL Financial LLC
Merrill Lynch, Inc.
Merrill Lynch Insurance Group
Morgan Keegan & Company, Inc.
Morgan Stanley & Co., Inc.
M&T Securities Inc.
National Planning Holdings Corporation
National Securities Corp.
NEXT Financial Group
NFP Securities, Inc.
Oppenheimer & Co., Inc.
Pacific West Securities, Inc.
Planning Corporation of America

PNC Investments LLC
Primerica
ProEquities, Inc.
Raymond James Financial Services, Inc.
RBC Wealth Management
Robert W. Baird & Co. Incorporated
Royal Alliance Associates, Inc.
Sammons Securities Company, LLC
Securities America, Inc.
Sigma Financial Corporation
Signator Investors, Inc.
SII Investments, Inc.
Sorento Pacific Financial, LLC
StagePoint Financial, Inc.
Stifel Nicolaus & Company
Transamerica Financial Advisors, Inc.
Tower Square Securities, Inc.
UBS Financial Services, Inc.
U.S. Bancorp Investments, Inc.
United Planners Financial Services of America
UVEST Financial Services Group, Inc.
Valmark Securities, Inc.
Wall Street Financial Group, Inc.
Walnut Street Securities, Inc.
Waterstone Financial Group, Inc.
Wells Fargo Advisers, LLC
Wells Fargo Advisers Financial Network, LLC
Wells Fargo Investments, LLC
Wescom Financial Services, LLC
Woodbury Financial Services, Inc.


There are other broker dealers who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.



REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE


The amount of the withdrawal charge on the contracts may be reduced or eliminated when sales of the contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to reduction of the withdrawal charge will be determined by the Company after examination of all the relevant factors such as:


1. The size and type of group to which sales are to be made will be considered. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of contracts with fewer sales contacts.

2. The total amount of purchase payments to be received will be considered. Per contract sales expenses are likely to be less on larger purchase payments than on smaller ones.

3. Any prior or existing relationship with the Company will be considered. Per contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the contract with fewer sales contacts.

4. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, the Company determines that there will be a reduction in sales expenses, the Company may provide for a reduction or elimination of the withdrawal charge.


The withdrawal charge may be eliminated when the contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the withdrawal charge be permitted where the reduction or elimination will be unfairly discriminatory to any person. In lieu of a withdrawal charge waiver, we may provide an account value credit.




CALCULATION OF PERFORMANCE INFORMATION


TOTAL RETURN


From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an accumulation unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the accumulation unit value at the beginning of the period.


Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of the separate account product charges (including certain death benefit rider charges), the expenses for the underlying investment portfolio being advertised, and any applicable account fee, withdrawal charges, Enhanced Death Benefit rider charge, or GMIB rider charge. For purposes of calculating performance information, the Enhanced Death Benefit rider charge is currently reflected as a percentage of account value. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.


The hypothetical value of a contract purchased for the time periods described in the advertisement will be determined by using the actual accumulation unit values for an initial $1,000 purchase payment, and deducting any applicable account fee and any applicable sales charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:


  P (1 + T)n = ERV


Where:


  P = a hypothetical initial payment of $1,000


  T = average annual total return


  n = number of years


  ERV = ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year periods used.


The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of a withdrawal charge, or applicable Enhanced Death Benefit, or GMIB rider charge. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.


Owners should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what the total return may be in any future period.



HISTORICAL UNIT VALUES


The Company may also show historical accumulation unit values in certain advertisements containing illustrations. These illustrations will be based on actual accumulation unit values.


In addition, the Company may distribute sales literature which compares the percentage change in accumulation unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.



REPORTING AGENCIES


The Company may also distribute sales literature which compares the performance of the accumulation unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.


The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of thousands of investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.


The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.


Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.




ANNUITY PROVISIONS


VARIABLE ANNUITY


A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount in proportion to the amount that the net investment factor exceeds the assumed investment return selected.


The Adjusted Contract Value (the account value, less any applicable premium taxes, account fee, and any prorated rider charge) will be applied to the applicable Annuity Table to determine the first annuity payment. The Adjusted Contract Value is determined on the annuity calculation date, which is a business day no more than five (5) business days before the annuity date. The dollar amount of the first variable annuity payment is determined as follows:
The first variable annuity payment will be based upon the annuity option elected, the annuitant's age, the annuitant's sex (where permitted by law), and the appropriate variable annuity option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase for the assumed investment return and annuity option elected. If, as of the annuity calculation date, the then current variable annuity option rates applicable to this class of contracts provide a first annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made.


The dollar amount of variable annuity payments after the first payment is determined as follows:


1. the dollar amount of the first variable annuity payment is divided by the value of an annuity unit for each applicable investment portfolio as of the annuity calculation date. This establishes the number of annuity units for each monthly payment. The number of annuity units for each applicable investment portfolio remains fixed during the annuity period, unless you transfer values from the investment portfolio to another investment portfolio;

2. the fixed number of annuity units per payment in each investment portfolio is multiplied by the annuity unit value for that investment portfolio for the business day for which the annuity payment is being calculated. This result is the dollar amount of the payment for each applicable investment portfolio, less any account fee. The account fee will be deducted pro rata out of each annuity payment.

The total dollar amount of each variable annuity payment is the sum of all investment portfolio variable annuity payments.


ANNUITY UNIT - The initial annuity unit value for each investment portfolio of the Separate Account was set by us.


The subsequent annuity unit value for each investment portfolio is determined by multiplying the annuity unit value for the immediately preceding business day by the net investment factor for the investment portfolio for the current business day and multiplying the result by a factor for each day since the last business day which represents the daily equivalent of the AIR you elected.


(1) the dollar amount of the first annuity payment is divided by the value of an annuity unit as of the annuity date. This establishes the number of annuity units for each monthly payment. The number of annuity units remains fixed during the annuity payment period.


(2) the fixed number of annuity units is multiplied by the annuity unit value for the last valuation period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment.


NET INVESTMENT FACTOR - The net investment factor for each investment portfolio is determined by dividing A by B and multiplying by (1-C) where:


A is (i) the net asset value per share of the portfolio at the end of the current business day; plus

      (ii) any dividend or capital gains per share declared on behalf of such portfolio that has an ex-dividend date as of the current business day.

B is the net asset value per share of the portfolio for the immediately preceding business day.

C is (i) the separate account product charges and for each day since the last business day. The daily charge is equal to the annual separate account product charges divided by 365; plus

      (ii) a charge factor, if any, for any taxes or any tax reserve we have established as a result of the operation of the Separate Account.

Transfers During the Annuity Phase:


o   You may not make a transfer from the fixed account to the Separate Account;


o Transfers among the subaccounts will be made by converting the number of annuity units being transferred to the number of annuity units of the subaccount to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units; and

o You may make a transfer from the variable annuity option to the fixed annuity option. The amount transferred from a subaccount of the Separate Account will be equal to the product of "(a)" multiplied by "(b)" multiplied by "(c)", where (a) is the number of annuity units representing your interest in the subaccount per annuity payment; (b) is the annuity unit value for the subaccount; and (c) is the present value of $1.00 per payment period for the remaining annuity benefit period based on the attained age of the annuitant at the time of transfer, calculated using the same actuarial basis as the variable annuity rates applied on the annuity date for the annuity option elected. Amounts transferred to the fixed annuity option will be applied under the annuity option elected at the attained age of the annuitant at the time of the transfer using the fixed annuity option table. If at the time of transfer, the then current fixed annuity option rates applicable to this class of contracts provide a greater payment, the greater payment will be made. All amounts and annuity unit values will be determined as of the end of the business day on which the Company receives a notice.


FIXED ANNUITY


A fixed annuity is a series of payments made during the annuity phase which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The Adjusted Contract Value on the day immediately preceding the annuity date will be used to determine the fixed annuity monthly payment. The monthly annuity payment will be based upon the annuity option elected, the annuitant's age, the annuitant's sex (where permitted by law), and the appropriate annuity option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase. If, as of the annuity calculation date, the then current annuity option rates applicable to this class of contracts provide an annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made.



MORTALITY AND EXPENSE GUARANTEE


The Company guarantees that the dollar amount of each annuity payment after the first annuity payment will not be affected by variations in mortality or expense experience.



LEGAL OR REGULATORY RESTRICTIONS ON TRANSACTIONS


If mandated under applicable law, the Company may be required to reject a premium payment. The Company may also be required to block a contract owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, death benefits or continue making annuity payments until instructions are received from the appropriate regulator.




TAX STATUS OF THE CONTRACTS

Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.


DIVERSIFICATION. In order for your Non-Qualified Contract to be considered an annuity contract for federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the contract. We believe that we satisfy and will continue to satisfy these diversification standards. However, the tax law concerning these rules is subject to change and to different interpretations. Inadvertent failure to meet these standards may be correctable. Failure to meet these standards would result in immediate taxation to contract owners of gains under their contracts. Consult your tax adviser prior to purchase.


If underlying fund shares are sold directly to tax-qualified retirement plans that later lose their tax-qualified status or to non-qualified plans, the separate accounts investing in the underlying fund may fail the diversification requirements of Section 817, which could have adverse tax consequences for variable contract owners, including losing the benefit of tax deferral.


REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code generally requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract (or on the death of, or change in, any primary annuitant where the contract is owned by a non-natural person). Specifically, Section 72(s) requires that: (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.


The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.


Other rules may apply to Qualified Contracts.


MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS. Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for 5% or more owners). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e., determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.


Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value) must be added to the account value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your tax adviser as to how these rules affect your contract.


MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH. Upon the death of the contract owner and/or annuitant of a Qualified Contract, the funds remaining in the contract must be completely withdrawn within 5 years from the date of death (including in a single lump sum) or minimum distributions may be taken over the life expectancy of the individual beneficiaries (and in certain situations, trusts for individuals), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply in the case of an IRA where the beneficiary is the surviving spouse which allow the spouse to assume the contract as owner. Alternative rules permit a spousal beneficiary under a qualified contract, including an IRA, to defer the required minimum distribution ("RMD") requirements until the end of the year in which the deceased spouse would have attained age 70 1/2 or to rollover the death proceeds to his or her own IRA or to another eligible retirement plan in which he or she participates.


For RMDs after the death of the contract owner, the five-year rule is applied without regard to calendar year 2009. For instance, for a contract owner who died in 2007, the five-year period would end in 2013 instead of 2012. The RMD rules are complex, so consult with your tax adviser because the application of these rules to your particular circumstances may have been impacted by the 2009 RMD waiver.

FINANCIAL STATEMENTS

The financial statements and financial highlights comprising each of the Sub-Accounts of the Separate Account and the consolidated financial statements of the Company are included herein.


The financial statements of the Company should be considered only as bearing upon the ability of the Company to meet its obligations under the contract.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
MetLife Investors USA Separate Account A and Board of Directors of
MetLife Investors USA Insurance Company

We have audited the accompanying statements of assets and liabilities of MetLife Investors USA Separate Account A (the "Separate Account") of MetLife Investors USA Insurance Company (the "Company") comprising each of the individual Sub-Accounts listed in Note 2 as of December 31, 2010, the related statements of operations for the respective stated period in the year then ended, the statements of changes in net assets for the respective stated periods in the two years then ended, and the financial highlights in Note 8 for the respective stated periods in the five years then ended. These financial statements and financial highlights are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2010, by correspondence with the custodian or mutual fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Separate Account of the Company as of December 31, 2010, the results of their operations for the respective stated period in the year then ended, the changes in their net assets for the respective stated periods in the two years then ended, and the financial highlights for the respective stated periods in the five years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, Florida
March 31, 2011

This page is intentionally left blank.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2010

                                       MIST LORD ABBETT MIST LORD ABBETT MIST MORGAN STANLEY MIST LORD ABBETT
                                      GROWTH AND INCOME   BOND DEBENTURE      MID CAP GROWTH    MID CAP VALUE
                                            SUB-ACCOUNT      SUB-ACCOUNT         SUB-ACCOUNT      SUB-ACCOUNT
                                      ----------------- ---------------- ------------------- ----------------
ASSETS:
  Investments at fair value               $ 558,423,625    $ 267,920,774        $ 89,015,754    $ 108,323,433
  Accrued dividends                                  --               --                  --               --
  Due from MetLife Investors
     USA Insurance Company                           22                2                  --               --
                                      ----------------- ---------------- ------------------- ----------------
       Total Assets                         558,423,647      267,920,776          89,015,754      108,323,433
                                      ----------------- ---------------- ------------------- ----------------
LIABILITIES:
  Accrued fees                                       41               81                  82               53
  Due to MetLife Investors
     USA Insurance Company                           --               --                  --                1
                                      ----------------- ---------------- ------------------- ----------------
       Total Liabilities                             41               81                  82               54
                                      ----------------- ---------------- ------------------- ----------------
NET ASSETS                                $ 558,423,606    $ 267,920,695        $ 89,015,672    $ 108,323,379
                                      ================= ================ =================== ================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units      $ 558,188,238    $ 267,641,542        $ 89,015,672    $ 108,323,379
  Net assets from contracts in payout           235,368          279,153                  --               --
                                      ----------------- ---------------- ------------------- ----------------
       Total Net Assets                   $ 558,423,606    $ 267,920,695        $ 89,015,672    $ 108,323,379
                                      ================= ================ =================== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                                                         MIST HARRIS
                                        MIST LAZARD MIST INVESCO SMALL       OAKMARK MIST THIRD AVENUE
                                            MID CAP         CAP GROWTH INTERNATIONAL   SMALL CAP VALUE
                                        SUB-ACCOUNT        SUB-ACCOUNT   SUB-ACCOUNT       SUB-ACCOUNT
                                      ------------- ------------------ ------------- -----------------
ASSETS:
  Investments at fair value           $ 135,205,459      $ 186,610,643 $ 459,739,266     $ 327,520,528
  Accrued dividends                              --                 --            --                --
  Due from MetLife Investors
     USA Insurance Company                        4                  7             4                --
                                      ------------- ------------------ ------------- -----------------
       Total Assets                     135,205,463        186,610,650   459,739,270       327,520,528
                                      ------------- ------------------ ------------- -----------------
LIABILITIES:
  Accrued fees                                   57                 92            73                51
  Due to MetLife Investors
     USA Insurance Company                       --                 --            --                --
                                      ------------- ------------------ ------------- -----------------
       Total Liabilities                         57                 92            73                51
                                      ------------- ------------------ ------------- -----------------
NET ASSETS                            $ 135,205,406      $ 186,610,558 $ 459,739,197     $ 327,520,477
                                      ============= ================== ============= =================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units  $ 135,158,899      $ 186,555,625 $ 459,595,735     $ 327,379,475
  Net assets from contracts in payout        46,507             54,933       143,462           141,002
                                      ------------- ------------------ ------------- -----------------
       Total Net Assets               $ 135,205,406      $ 186,610,558 $ 459,739,197     $ 327,520,477
                                      ============= ================== ============= =================

The accompanying notes are an integral part of these financial statements.

                       MIST LEGG MASON                                   MIST PIMCO
    MIST OPPENHEIMER       CLEARBRIDGE      MIST PIMCO      MIST RCM      INFLATION MIST T. ROWE PRICE
CAPITAL APPRECIATION AGGRESSIVE GROWTH    TOTAL RETURN    TECHNOLOGY PROTECTED BOND     MID CAP GROWTH
         SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT        SUB-ACCOUNT
-------------------- ----------------- --------------- ------------- -------------- ------------------
       $ 196,389,807     $ 102,505,804 $ 1,761,602,512 $ 109,729,058  $ 711,162,968      $ 414,850,160
                  --                --              --            --             --                 --
                  --                --              --            --             --                  1
-------------------- ----------------- --------------- ------------- -------------- ------------------
         196,389,807       102,505,804   1,761,602,512   109,729,058    711,162,968        414,850,161
-------------------- ----------------- --------------- ------------- -------------- ------------------
                  52                44              45            35             93                 30
                  --                 2               3             7              1                 --
-------------------- ----------------- --------------- ------------- -------------- ------------------
                  52                46              48            42             94                 30
-------------------- ----------------- --------------- ------------- -------------- ------------------
       $ 196,389,755     $ 102,505,758 $ 1,761,602,464 $ 109,729,016  $ 711,162,874      $ 414,850,131
==================== ================= =============== ============= ============== ==================
       $ 196,159,382     $ 102,487,184 $ 1,761,297,602 $ 109,724,913  $ 710,980,958      $ 414,814,615
             230,373            18,574         304,862         4,103        181,916             35,516
-------------------- ----------------- --------------- ------------- -------------- ------------------
       $ 196,389,755     $ 102,505,758 $ 1,761,602,464 $ 109,729,016  $ 711,162,874      $ 414,850,131
==================== ================= =============== ============= ============== ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                      MIST MFS RESEARCH       MIST CLARION    MIST TURNER MIST GOLDMAN SACHS
                                          INTERNATIONAL GLOBAL REAL ESTATE MID CAP GROWTH      MID CAP VALUE
                                            SUB-ACCOUNT        SUB-ACCOUNT    SUB-ACCOUNT        SUB-ACCOUNT
                                      ----------------- ------------------ -------------- ------------------
ASSETS:
  Investments at fair value               $ 318,521,682      $ 139,330,818   $ 83,688,790      $ 112,015,715
  Accrued dividends                                  --                 --             --                 --
  Due from MetLife Investors
     USA Insurance Company                            6                  4              4                  3
                                      ----------------- ------------------ -------------- ------------------
       Total Assets                         318,521,688        139,330,822     83,688,794        112,015,718
                                      ----------------- ------------------ -------------- ------------------
LIABILITIES:
  Accrued fees                                       62                 68             53                 54
  Due to MetLife Investors
     USA Insurance Company                           --                 --             --                 --
                                      ----------------- ------------------ -------------- ------------------
       Total Liabilities                             62                 68             53                 54
                                      ----------------- ------------------ -------------- ------------------
NET ASSETS                                $ 318,521,626      $ 139,330,754   $ 83,688,741      $ 112,015,664
                                      ================= ================== ============== ==================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units      $ 318,426,193      $ 139,303,034   $ 83,671,348      $ 111,981,964
  Net assets from contracts in payout            95,433             27,720         17,393             33,700
                                      ----------------- ------------------ -------------- ------------------
       Total Net Assets                   $ 318,521,626      $ 139,330,754   $ 83,688,741      $ 112,015,664
                                      ================= ================== ============== ==================

The accompanying notes are an integral part of these financial statements.

      MIST METLIFE      MIST METLIFE      MIST METLIFE    MIST METLIFE        MIST METLIFE MIST VAN KAMPEN
DEFENSIVE STRATEGY MODERATE STRATEGY BALANCED STRATEGY GROWTH STRATEGY AGGRESSIVE STRATEGY        COMSTOCK
       SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT         SUB-ACCOUNT     SUB-ACCOUNT
------------------ ----------------- ----------------- --------------- ------------------- ---------------
   $ 2,003,850,540   $ 3,094,289,696   $ 6,437,293,469 $ 5,512,372,237       $ 522,967,859   $ 230,561,399
                --                --                --              --                  --              --
                 3                 2                 5               7                   4               1
------------------ ----------------- ----------------- --------------- ------------------- ---------------
     2,003,850,543     3,094,289,698     6,437,293,474   5,512,372,244         522,967,863     230,561,400
------------------ ----------------- ----------------- --------------- ------------------- ---------------
                44                39                35              38                  26              82
                --                --                --              --                  --              --
------------------ ----------------- ----------------- --------------- ------------------- ---------------
                44                39                35              38                  26              82
------------------ ----------------- ----------------- --------------- ------------------- ---------------
   $ 2,003,850,499   $ 3,094,289,659   $ 6,437,293,439 $ 5,512,372,206       $ 522,967,837   $ 230,561,318
================== ================= ================= =============== =================== ===============
   $ 2,003,568,498   $ 3,094,010,082   $ 6,435,936,935 $ 5,512,255,935       $ 522,897,689   $ 230,536,939
           282,001           279,577         1,356,504         116,271              70,148          24,379
------------------ ----------------- ----------------- --------------- ------------------- ---------------
   $ 2,003,850,499   $ 3,094,289,659   $ 6,437,293,439 $ 5,512,372,206       $ 522,967,837   $ 230,561,318
================== ================= ================= =============== =================== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                      MIST LEGG MASON MIST MFS EMERGING MIST LOOMIS SAYLES
                                         VALUE EQUITY    MARKETS EQUITY     GLOBAL MARKETS MIST JANUS FORTY
                                          SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT      SUB-ACCOUNT
                                      --------------- ----------------- ------------------ ----------------
ASSETS:
  Investments at fair value              $ 98,632,601     $ 365,169,280      $ 137,171,881     $ 53,356,815
  Accrued dividends                                --                --                 --               --
  Due from MetLife Investors
     USA Insurance Company                         --                --                  2                2
                                      --------------- ----------------- ------------------ ----------------
       Total Assets                        98,632,601       365,169,280        137,171,883       53,356,817
                                      --------------- ----------------- ------------------ ----------------
LIABILITIES:
  Accrued fees                                     62                24                 38              131
  Due to MetLife Investors
     USA Insurance Company                         --                 1                 --               --
                                      --------------- ----------------- ------------------ ----------------
       Total Liabilities                           62                25                 38              131
                                      --------------- ----------------- ------------------ ----------------
NET ASSETS                               $ 98,632,539     $ 365,169,255      $ 137,171,845     $ 53,356,686
                                      =============== ================= ================== ================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units     $ 98,632,539     $ 365,169,255      $ 137,171,845     $ 53,356,686
  Net assets from contracts in payout              --                --                 --               --
                                      --------------- ----------------- ------------------ ----------------
       Total Net Assets                  $ 98,632,539     $ 365,169,255      $ 137,171,845     $ 53,356,686
                                      =============== ================= ================== ================

The accompanying notes are an integral part of these financial statements.

    MIST DREMAN                       MIST PIONEER MIST BLACKROCK MIST BLACKROCK     MIST RAINIER
SMALL CAP VALUE MIST PIONEER FUND STRATEGIC INCOME LARGE CAP CORE     HIGH YIELD LARGE CAP EQUITY
    SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT      SUB-ACCOUNT
--------------- ----------------- ---------------- -------------- -------------- ----------------
   $ 24,427,109     $ 112,914,817    $ 419,601,978    $ 9,613,686  $ 182,367,378     $ 45,894,129
             --                --               --             --             --               --
             --                --               --             --             --               --
--------------- ----------------- ---------------- -------------- -------------- ----------------
     24,427,109       112,914,817      419,601,978      9,613,686    182,367,378       45,894,129
--------------- ----------------- ---------------- -------------- -------------- ----------------
            130               148              111             94             68               35
              5                 3               --              4              7                3
--------------- ----------------- ---------------- -------------- -------------- ----------------
            135               151              111             98             75               38
--------------- ----------------- ---------------- -------------- -------------- ----------------
   $ 24,426,974     $ 112,914,666    $ 419,601,867    $ 9,613,588  $ 182,367,303     $ 45,894,091
=============== ================= ================ ============== ============== ================
   $ 24,426,974     $ 112,914,666    $ 419,601,867    $ 9,613,588  $ 182,360,822     $ 45,894,091
             --                --               --             --          6,481               --
--------------- ----------------- ---------------- -------------- -------------- ----------------
   $ 24,426,974     $ 112,914,666    $ 419,601,867    $ 9,613,588  $ 182,367,303     $ 45,894,091
=============== ================= ================ ============== ============== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                        MIST AMERICAN                               MIST AMERICAN
                                       FUNDS BALANCED MIST AMERICAN MIST AMERICAN    FUNDS GROWTH
                                           ALLOCATION    FUNDS BOND  FUNDS GROWTH      ALLOCATION
                                          SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT     SUB-ACCOUNT
                                      --------------- ------------- ------------- ---------------
ASSETS:
  Investments at fair value           $ 2,478,289,326 $ 274,791,820 $ 480,253,574 $ 1,454,861,055
  Accrued dividends                                --            --            --              --
  Due from MetLife Investors
     USA Insurance Company                         --            --            --              --
                                      --------------- ------------- ------------- ---------------
       Total Assets                     2,478,289,326   274,791,820   480,253,574   1,454,861,055
                                      --------------- ------------- ------------- ---------------
LIABILITIES:
  Accrued fees                                      2            27            46              37
  Due to MetLife Investors
     USA Insurance Company                         --             1             3               2
                                      --------------- ------------- ------------- ---------------
       Total Liabilities                            2            28            49              39
                                      --------------- ------------- ------------- ---------------
NET ASSETS                            $ 2,478,289,324 $ 274,791,792 $ 480,253,525 $ 1,454,861,016
                                      =============== ============= ============= ===============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units  $ 2,478,289,324 $ 274,791,792 $ 480,253,525 $ 1,454,791,925
  Net assets from contracts in payout              --            --            --          69,091
                                      --------------- ------------- ------------- ---------------
       Total Net Assets               $ 2,478,289,324 $ 274,791,792 $ 480,253,525 $ 1,454,861,016
                                      =============== ============= ============= ===============

The accompanying notes are an integral part of these financial statements.

                      MIST AMERICAN                    MIST MET/FRANKLIN
      MIST AMERICAN  FUNDS MODERATE MIST MET/FRANKLIN TEMPLETON FOUNDING     MIST SSGA MIST SSGA GROWTH
FUNDS INTERNATIONAL      ALLOCATION     MUTUAL SHARES           STRATEGY    GROWTH ETF   AND INCOME ETF
        SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT   SUB-ACCOUNT      SUB-ACCOUNT
------------------- --------------- ----------------- ------------------ ------------- ----------------
      $ 301,922,176 $ 1,452,175,029     $ 121,115,890      $ 571,218,195 $ 325,453,383    $ 995,772,765
                 --              --                --                 --            --               --
                 --              --                --                 --            --               --
------------------- --------------- ----------------- ------------------ ------------- ----------------
        301,922,176   1,452,175,029       121,115,890        571,218,195   325,453,383      995,772,765
------------------- --------------- ----------------- ------------------ ------------- ----------------
                 23              26                53                 45            35               13
                  4              --                 2                  3             2               --
------------------- --------------- ----------------- ------------------ ------------- ----------------
                 27              26                55                 48            37               13
------------------- --------------- ----------------- ------------------ ------------- ----------------
      $ 301,922,149 $ 1,452,175,003     $ 121,115,835      $ 571,218,147 $ 325,453,346    $ 995,772,752
=================== =============== ================= ================== ============= ================
      $ 301,922,149 $ 1,452,125,720     $ 121,115,835      $ 571,201,870 $ 325,453,346    $ 995,772,752
                 --          49,283                --             16,277            --               --
------------------- --------------- ----------------- ------------------ ------------- ----------------
      $ 301,922,149 $ 1,452,175,003     $ 121,115,835      $ 571,218,147 $ 325,453,346    $ 995,772,752
=================== =============== ================= ================== ============= ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                                                                       MIST
                                      MIST MET/TEMPLETON MIST MET/TEMPLETON MET/EATON VANCE INVESCO V.I.
                                      INTERNATIONAL BOND             GROWTH   FLOATING RATE  CORE EQUITY
                                             SUB-ACCOUNT        SUB-ACCOUNT     SUB-ACCOUNT  SUB-ACCOUNT
                                      ------------------ ------------------ --------------- ------------
ASSETS:
  Investments at fair value                 $ 36,302,482        $ 7,380,502    $ 16,334,410    $ 393,935
  Accrued dividends                                   --                 --              --           --
  Due from MetLife Investors
     USA Insurance Company                            --                 --              --           --
                                      ------------------ ------------------ --------------- ------------
       Total Assets                           36,302,482          7,380,502      16,334,410      393,935
                                      ------------------ ------------------ --------------- ------------
LIABILITIES:
  Accrued fees                                        55                 92              91           --
  Due to MetLife Investors
     USA Insurance Company                             2                  5               4            2
                                      ------------------ ------------------ --------------- ------------
       Total Liabilities                              57                 97              95            2
                                      ------------------ ------------------ --------------- ------------
NET ASSETS                                  $ 36,302,425        $ 7,380,405    $ 16,334,315    $ 393,933
                                      ================== ================== =============== ============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units        $ 36,302,425        $ 7,380,405    $ 16,334,315    $ 393,933
  Net assets from contracts in payout                 --                 --              --           --
                                      ------------------ ------------------ --------------- ------------
       Total Net Assets                     $ 36,302,425        $ 7,380,405    $ 16,334,315    $ 393,933
                                      ================== ================== =============== ============

The accompanying notes are an integral part of these financial statements.

INVESCO V.I. CAPITAL         INVESCO V.I. INVESCO V.I. BASIC INVESCO V.I. GLOBAL   INVESCO V.I.      INVESCO V.I.
        APPRECIATION INTERNATIONAL GROWTH           BALANCED         REAL ESTATE CAPITAL GROWTH GROWTH AND INCOME
         SUB-ACCOUNT          SUB-ACCOUNT        SUB-ACCOUNT         SUB-ACCOUNT    SUB-ACCOUNT       SUB-ACCOUNT
-------------------- -------------------- ------------------ ------------------- -------------- -----------------
           $ 142,669        $ 111,888,074          $ 256,612         $ 9,028,155      $ 130,770     $ 160,437,290
                  --                   --                 --                  --             --                --
                  --                   --                 --                  --             --                --
-------------------- -------------------- ------------------ ------------------- -------------- -----------------
             142,669          111,888,074            256,612           9,028,155        130,770       160,437,290
-------------------- -------------------- ------------------ ------------------- -------------- -----------------
                  --                    1                 --                  18              5                 7
                   4                    8                  4                   3              1                 5
-------------------- -------------------- ------------------ ------------------- -------------- -----------------
                   4                    9                  4                  21              6                12
-------------------- -------------------- ------------------ ------------------- -------------- -----------------
           $ 142,665        $ 111,888,065          $ 256,608         $ 9,028,134      $ 130,764     $ 160,437,278
==================== ==================== ================== =================== ============== =================
           $ 142,665        $ 111,888,065          $ 256,608         $ 9,028,134      $ 130,764     $ 160,437,278
                  --                   --                 --                  --             --                --
-------------------- -------------------- ------------------ ------------------- -------------- -----------------
           $ 142,665        $ 111,888,065          $ 256,608         $ 9,028,134      $ 130,764     $ 160,437,278
==================== ==================== ================== =================== ============== =================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                           INVESCO V.I.       INVESCO V.I.     MFS VIT         MFS VIT
                                      EQUITY AND INCOME U.S. MID CAP VALUE    RESEARCH INVESTORS TRUST
                                            SUB-ACCOUNT        SUB-ACCOUNT SUB-ACCOUNT     SUB-ACCOUNT
                                      ----------------- ------------------ ----------- ---------------
ASSETS:
  Investments at fair value               $ 345,124,827       $ 28,139,059   $ 112,397        $ 43,412
  Accrued dividends                                  --                 --          --              --
  Due from MetLife Investors
     USA Insurance Company                           --                 --          --              --
                                      ----------------- ------------------ ----------- ---------------
       Total Assets                         345,124,827         28,139,059     112,397          43,412
                                      ----------------- ------------------ ----------- ---------------
LIABILITIES:
  Accrued fees                                       --                 12           4               5
  Due to MetLife Investors
     USA Insurance Company                           19                  3           5               3
                                      ----------------- ------------------ ----------- ---------------
       Total Liabilities                             19                 15           9               8
                                      ----------------- ------------------ ----------- ---------------
NET ASSETS                                $ 345,124,808       $ 28,139,044   $ 112,388        $ 43,404
                                      ================= ================== =========== ===============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units      $ 345,124,808       $ 28,139,044   $ 112,388        $ 43,404
  Net assets from contracts in payout                --                 --          --              --
                                      ----------------- ------------------ ----------- ---------------
       Total Net Assets                   $ 345,124,808       $ 28,139,044   $ 112,388        $ 43,404
                                      ================= ================== =========== ===============

The accompanying notes are an integral part of these financial statements.

                                              OPPENHEIMER VA OPPENHEIMER VA
      MFS VIT OPPENHEIMER VA OPPENHEIMER VA GLOBAL STRATEGIC    MAIN STREET OPPENHEIMER VA
NEW DISCOVERY    MAIN STREET      CORE BOND           INCOME      SMALL CAP          MONEY
  SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT      SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
------------- -------------- -------------- ---------------- -------------- --------------
     $ 46,875      $ 119,258        $ 9,895          $ 4,107   $ 70,331,798      $ 116,314
           --             --             --               --             --             --
           --             --             --               --             --             --
------------- -------------- -------------- ---------------- -------------- --------------
       46,875        119,258          9,895            4,107     70,331,798        116,314
------------- -------------- -------------- ---------------- -------------- --------------
            7              5              7                4             10              4
            3              4              3                6             11             --
------------- -------------- -------------- ---------------- -------------- --------------
           10              9             10               10             21              4
------------- -------------- -------------- ---------------- -------------- --------------
     $ 46,865      $ 119,249        $ 9,885          $ 4,097   $ 70,331,777      $ 116,310
============= ============== ============== ================ ============== ==============
     $ 46,865      $ 119,249        $ 9,885          $ 4,097   $ 70,331,777      $ 116,310
           --             --             --               --             --             --
------------- -------------- -------------- ---------------- -------------- --------------
     $ 46,865      $ 119,249        $ 9,885          $ 4,097   $ 70,331,777      $ 116,310
============= ============== ============== ================ ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                       FIDELITY VIP  FIDELITY VIP  FIDELITY VIP FIDELITY VIP
                                      ASSET MANAGER        GROWTH    CONTRAFUND     OVERSEAS
                                        SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT
                                      ------------- ------------- ------------- ------------
ASSETS:
  Investments at fair value           $ 101,784,904 $ 147,385,507 $ 379,741,654  $ 6,266,281
  Accrued dividends                              --            --            --           --
  Due from MetLife Investors
     USA Insurance Company                       --             5            --           --
                                      ------------- ------------- ------------- ------------
       Total Assets                     101,784,904   147,385,512   379,741,654    6,266,281
                                      ------------- ------------- ------------- ------------
LIABILITIES:
  Accrued fees                                   10             8            58           --
  Due to MetLife Investors
     USA Insurance Company                        5            --            --            5
                                      ------------- ------------- ------------- ------------
       Total Liabilities                         15             8            58            5
                                      ------------- ------------- ------------- ------------
NET ASSETS                            $ 101,784,889 $ 147,385,504 $ 379,741,596  $ 6,266,276
                                      ============= ============= ============= ============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units  $ 101,784,889 $ 147,385,504 $ 379,741,596  $ 6,266,276
  Net assets from contracts in payout            --            --            --           --
                                      ------------- ------------- ------------- ------------
       Total Net Assets               $ 101,784,889 $ 147,385,504 $ 379,741,596  $ 6,266,276
                                      ============= ============= ============= ============

The accompanying notes are an integral part of these financial statements.

 FIDELITY VIP FIDELITY VIP FIDELITY VIP  FIDELITY VIP     FIDELITY VIP           DWS
EQUITY-INCOME    INDEX 500 MONEY MARKET       MID CAP FUNDSMANAGER 60% INTERNATIONAL
  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT      SUB-ACCOUNT   SUB-ACCOUNT
------------- ------------ ------------ ------------- ---------------- -------------
  $ 6,350,751 $ 68,501,218 $ 67,343,848 $ 187,246,536  $ 1,176,598,694  $ 20,962,771
           --           --           --            --               --            --
           --           --           --             9               --            --
------------- ------------ ------------ ------------- ---------------- -------------
    6,350,751   68,501,218   67,343,848   187,246,545    1,176,598,694    20,962,771
------------- ------------ ------------ ------------- ---------------- -------------
           --           12            2             8               --            --
           --            4           13            --                7             8
------------- ------------ ------------ ------------- ---------------- -------------
           --           16           15             8                7             8
------------- ------------ ------------ ------------- ---------------- -------------
  $ 6,350,751 $ 68,501,202 $ 67,343,833 $ 187,246,537  $ 1,176,598,687  $ 20,962,763
============= ============ ============ ============= ================ =============
  $ 6,350,751 $ 68,501,202 $ 67,343,833 $ 187,246,537  $ 1,176,598,687  $ 20,962,763
           --           --           --            --               --            --
------------- ------------ ------------ ------------- ---------------- -------------
  $ 6,350,751 $ 68,501,202 $ 67,343,833 $ 187,246,537  $ 1,176,598,687  $ 20,962,763
============= ============ ============ ============= ================ =============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                             MSF FI  MSF RUSSELL           MSF ARTIO   MSF METLIFE
                                      VALUE LEADERS   2000 INDEX INTERNATIONAL STOCK   STOCK INDEX
                                        SUB-ACCOUNT  SUB-ACCOUNT         SUB-ACCOUNT   SUB-ACCOUNT
                                      ------------- ------------ ------------------- -------------
ASSETS:
  Investments at fair value             $ 5,267,618 $ 46,792,859         $ 3,979,725 $ 343,187,104
  Accrued dividends                              --           --                  --            --
  Due from MetLife Investors
     USA Insurance Company                        9           --                  --            15
                                      ------------- ------------ ------------------- -------------
       Total Assets                       5,267,627   46,792,859           3,979,725   343,187,119
                                      ------------- ------------ ------------------- -------------
LIABILITIES:
  Accrued fees                                   97           90                  19            43
  Due to MetLife Investors
     USA Insurance Company                       --            6                   5            --
                                      ------------- ------------ ------------------- -------------
       Total Liabilities                         97           96                  24            43
                                      ------------- ------------ ------------------- -------------
NET ASSETS                              $ 5,267,530 $ 46,792,763         $ 3,979,701 $ 343,187,076
                                      ============= ============ =================== =============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units    $ 5,267,530 $ 46,792,763         $ 3,979,701 $ 343,072,630
  Net assets from contracts in payout            --           --                  --       114,446
                                      ------------- ------------ ------------------- -------------
       Total Net Assets                 $ 5,267,530 $ 46,792,763         $ 3,979,701 $ 343,187,076
                                      ============= ============ =================== =============

The accompanying notes are an integral part of these financial statements.

   MSF BLACKROCK                                                   MSF BARCLAYS
LEGACY LARGE CAP  MSF NEUBERGER MSF BLACKROCK   MSF BLACKROCK CAPITAL AGGREGATE
          GROWTH BERMAN GENESIS   BOND INCOME LARGE CAP VALUE        BOND INDEX MSF MFS VALUE
     SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT   SUB-ACCOUNT
---------------- -------------- ------------- --------------- ----------------- -------------
     $ 9,563,318    $ 9,730,062  $ 47,336,223     $ 2,872,598      $ 86,675,015  $ 45,430,410
              --             --            --              --                --            --
              --             --            --              --                --            --
---------------- -------------- ------------- --------------- ----------------- -------------
       9,563,318      9,730,062    47,336,223       2,872,598        86,675,015    45,430,410
---------------- -------------- ------------- --------------- ----------------- -------------
             160              8            76              10                44           121
               3              5             2               3                 7             8
---------------- -------------- ------------- --------------- ----------------- -------------
             163             13            78              13                51           129
---------------- -------------- ------------- --------------- ----------------- -------------
     $ 9,563,155    $ 9,730,049  $ 47,336,145     $ 2,872,585      $ 86,674,964  $ 45,430,281
================ ============== ============= =============== ================= =============
     $ 9,563,155    $ 9,730,049  $ 47,330,231     $ 2,872,585      $ 86,674,964  $ 45,430,281
              --             --         5,914              --                --            --
---------------- -------------- ------------- --------------- ----------------- -------------
     $ 9,563,155    $ 9,730,049  $ 47,336,145     $ 2,872,585      $ 86,674,964  $ 45,430,281
================ ============== ============= =============== ================= =============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                      MSF MORGAN STANLEY      MSF MFS         MSF METLIFE     MSF DAVIS
                                              EAFE INDEX TOTAL RETURN MID CAP STOCK INDEX VENTURE VALUE
                                             SUB-ACCOUNT  SUB-ACCOUNT         SUB-ACCOUNT   SUB-ACCOUNT
                                      ------------------ ------------ ------------------- -------------
ASSETS:
  Investments at fair value                 $ 58,834,738 $ 40,676,843        $ 59,472,998 $ 606,785,233
  Accrued dividends                                   --           --                  --            --
  Due from MetLife Investors
     USA Insurance Company                            --           13                  --            18
                                      ------------------ ------------ ------------------- -------------
       Total Assets                           58,834,738   40,676,856          59,472,998   606,785,251
                                      ------------------ ------------ ------------------- -------------
LIABILITIES:
  Accrued fees                                        45          147                  57            51
  Due to MetLife Investors
     USA Insurance Company                             4           --                   6            --
                                      ------------------ ------------ ------------------- -------------
       Total Liabilities                              49          147                  63            51
                                      ------------------ ------------ ------------------- -------------
NET ASSETS                                  $ 58,834,689 $ 40,676,709        $ 59,472,935 $ 606,785,200
                                      ================== ============ =================== =============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units        $ 58,834,689 $ 40,676,709        $ 59,472,935 $ 606,499,383
  Net assets from contracts in payout                 --           --                  --       285,817
                                      ------------------ ------------ ------------------- -------------
       Total Net Assets                     $ 58,834,689 $ 40,676,709        $ 59,472,935 $ 606,785,200
                                      ================== ============ =================== =============

The accompanying notes are an integral part of these financial statements.

                                                              MSF WESTERN ASSET
MSF MET/ARTISAN  MSF JENNISON MSF BLACKROCK MSF T. ROWE PRICE        MANAGEMENT MSF OPPENHEIMER
  MID CAP VALUE        GROWTH  MONEY MARKET  SMALL CAP GROWTH   U.S. GOVERNMENT   GLOBAL EQUITY
    SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT
--------------- ------------- ------------- ----------------- ----------------- ---------------
  $ 213,857,247 $ 243,817,724 $ 553,885,965       $ 8,285,684     $ 214,907,988    $ 11,272,181
             --            --             9                --                --              --
              2            --            29                --                 3              --
--------------- ------------- ------------- ----------------- ----------------- ---------------
    213,857,249   243,817,724   553,886,003         8,285,684       214,907,991      11,272,181
--------------- ------------- ------------- ----------------- ----------------- ---------------
             43            67           198                28                73              60
             --            --            --                 8                --               2
--------------- ------------- ------------- ----------------- ----------------- ---------------
             43            67           198                36                73              62
--------------- ------------- ------------- ----------------- ----------------- ---------------
  $ 213,857,206 $ 243,817,657 $ 553,885,805       $ 8,285,648     $ 214,907,918    $ 11,272,119
=============== ============= ============= ================= ================= ===============
  $ 213,729,557 $ 243,732,983 $ 553,773,459       $ 8,285,648     $ 214,883,750    $ 11,272,119
        127,649        84,674       112,346                --            24,168              --
--------------- ------------- ------------- ----------------- ----------------- ---------------
  $ 213,857,206 $ 243,817,657 $ 553,885,805       $ 8,285,648     $ 214,907,918    $ 11,272,119
=============== ============= ============= ================= ================= ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                                             MSF METLIFE         MSF METLIFE
                                                MSF METLIFE CONSERVATIVE     CONSERVATIVE TO         MSF METLIFE
                                      AGGRESSIVE ALLOCATION   ALLOCATION MODERATE ALLOCATION MODERATE ALLOCATION
                                                SUB-ACCOUNT  SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT
                                      --------------------- ------------ ------------------- -------------------
ASSETS:
  Investments at fair value                     $ 1,960,693  $ 9,998,215         $ 9,257,869        $ 48,715,886
  Accrued dividends                                      --           --                  --                  --
  Due from MetLife Investors
     USA Insurance Company                               --           --                   2                  --
                                      --------------------- ------------ ------------------- -------------------
       Total Assets                               1,960,693    9,998,215           9,257,871          48,715,886
                                      --------------------- ------------ ------------------- -------------------
LIABILITIES:
  Accrued fees                                           43           23                  15                  23
  Due to MetLife Investors
     USA Insurance Company                                2            1                  --                   2
                                      --------------------- ------------ ------------------- -------------------
       Total Liabilities                                 45           24                  15                  25
                                      --------------------- ------------ ------------------- -------------------
NET ASSETS                                      $ 1,960,648  $ 9,998,191         $ 9,257,856        $ 48,715,861
                                      ===================== ============ =================== ===================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units            $ 1,960,648  $ 9,998,191         $ 9,257,856        $ 48,715,861
  Net assets from contracts in payout                    --           --                  --                  --
                                      --------------------- ------------ ------------------- -------------------
       Total Net Assets                         $ 1,960,648  $ 9,998,191         $ 9,257,856        $ 48,715,861
                                      ===================== ============ =================== ===================

The accompanying notes are an integral part of these financial statements.

          MSF METLIFE                                     MSF NEUBERGER MSF MET/DIMENSIONAL    MSF VAN ECK
          MODERATE TO MSF T. ROWE PRICE MSF LOOMIS SAYLES        BERMAN INTERNATIONAL SMALL GLOBAL NATURAL
AGGRESSIVE ALLOCATION  LARGE CAP GROWTH    SMALL CAP CORE MID CAP VALUE             COMPANY      RESOURCES
          SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT   SUB-ACCOUNT         SUB-ACCOUNT    SUB-ACCOUNT
--------------------- ----------------- ----------------- ------------- ------------------- --------------
         $ 57,766,999       $ 1,365,651       $ 7,224,138   $ 1,984,720        $ 35,750,292   $ 74,371,777
                   --                --                --            --                  --             --
                   --                --                17            --                  --             --
--------------------- ----------------- ----------------- ------------- ------------------- --------------
           57,766,999         1,365,651         7,224,155     1,984,720          35,750,292     74,371,777
--------------------- ----------------- ----------------- ------------- ------------------- --------------
                   22                 1                80            80                  54             53
                    1                 3                --             4                   2              1
--------------------- ----------------- ----------------- ------------- ------------------- --------------
                   23                 4                80            84                  56             54
--------------------- ----------------- ----------------- ------------- ------------------- --------------
         $ 57,766,976       $ 1,365,647       $ 7,224,075   $ 1,984,636        $ 35,750,236   $ 74,371,723
===================== ================= ================= ============= =================== ==============
         $ 57,766,976       $ 1,365,647       $ 7,224,075   $ 1,984,636        $ 35,750,236   $ 74,371,723
                   --                --                --            --                  --             --
--------------------- ----------------- ----------------- ------------- ------------------- --------------
         $ 57,766,976       $ 1,365,647       $ 7,224,075   $ 1,984,636        $ 35,750,236   $ 74,371,723
===================== ================= ================= ============= =================== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                           FEDERATED FEDERATED HIGH
                                      CAPITAL INCOME    INCOME BOND FEDERATED KAUFMAN NEUBERGER GENESIS
                                         SUB-ACCOUNT    SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT
                                      -------------- -------------- ----------------- -----------------
ASSETS:
  Investments at fair value                 $ 13,868       $ 29,629          $ 79,875           $ 8,664
  Accrued dividends                               --             --                --                --
  Due from MetLife Investors
     USA Insurance Company                        --             --                --                --
                                      -------------- -------------- ----------------- -----------------
       Total Assets                           13,868         29,629            79,875             8,664
                                      -------------- -------------- ----------------- -----------------
LIABILITIES:
  Accrued fees                                     9              5                --                 1
  Due to MetLife Investors
     USA Insurance Company                         1              4                 1                --
                                      -------------- -------------- ----------------- -----------------
       Total Liabilities                          10              9                 1                 1
                                      -------------- -------------- ----------------- -----------------
NET ASSETS                                  $ 13,858       $ 29,620          $ 79,874           $ 8,663
                                      ============== ============== ================= =================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units        $ 13,858       $ 29,620          $ 79,874           $ 8,663
  Net assets from contracts in payout             --             --                --                --
                                      -------------- -------------- ----------------- -----------------
       Total Net Assets                     $ 13,858       $ 29,620          $ 79,874           $ 8,663
                                      ============== ============== ================= =================

The accompanying notes are an integral part of these financial statements.

                                                                             AMERICAN FUNDS
           ALGER T. ROWE PRICE       T. ROWE PRICE T. ROWE PRICE JANUS ASPEN   GLOBAL SMALL
SMALL CAP GROWTH  GROWTH STOCK INTERNATIONAL STOCK PRIME RESERVE   WORLDWIDE CAPITALIZATION
     SUB-ACCOUNT   SUB-ACCOUNT         SUB-ACCOUNT   SUB-ACCOUNT SUB-ACCOUNT    SUB-ACCOUNT
---------------- ------------- ------------------- ------------- ----------- --------------
    $ 58,325,343   $ 7,170,861           $ 932,129   $ 1,264,580     $ 6,505   $ 80,582,940
              --            --                  --            --          --             --
              --            --                  --            38           1             --
---------------- ------------- ------------------- ------------- ----------- --------------
      58,325,343     7,170,861             932,129     1,264,618       6,506     80,582,940
---------------- ------------- ------------------- ------------- ----------- --------------
              --            --                  --            --          --             12
               1             3                   3            --          --              3
---------------- ------------- ------------------- ------------- ----------- --------------
               1             3                   3            --          --             15
---------------- ------------- ------------------- ------------- ----------- --------------
    $ 58,325,342   $ 7,170,858           $ 932,126   $ 1,264,618     $ 6,506   $ 80,582,925
================ ============= =================== ============= =========== ==============
    $ 58,325,342   $ 7,170,858           $ 932,126   $ 1,264,618     $ 6,506   $ 80,582,925
              --            --                  --            --          --             --
---------------- ------------- ------------------- ------------- ----------- --------------
    $ 58,325,342   $ 7,170,858           $ 932,126   $ 1,264,618     $ 6,506   $ 80,582,925
================ ============= =================== ============= =========== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                      AMERICAN FUNDS AMERICAN FUNDS AMERICAN FUNDS AMERICAN FUNDS
                                              GROWTH  GROWTH-INCOME  GLOBAL GROWTH           BOND
                                         SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                                      -------------- -------------- -------------- --------------
ASSETS:
  Investments at fair value            $ 568,813,972  $ 266,511,973  $ 202,441,704   $ 86,203,073
  Accrued dividends                               --             --             --             --
  Due from MetLife Investors
     USA Insurance Company                        --             23              9             --
                                      -------------- -------------- -------------- --------------
       Total Assets                      568,813,972    266,511,996    202,441,713     86,203,073
                                      -------------- -------------- -------------- --------------
LIABILITIES:
  Accrued fees                                    41             45             64             18
  Due to MetLife Investors
     USA Insurance Company                         7             --             --              3
                                      -------------- -------------- -------------- --------------
       Total Liabilities                          48             45             64             21
                                      -------------- -------------- -------------- --------------
NET ASSETS                             $ 568,813,924  $ 266,511,951  $ 202,441,649   $ 86,203,052
                                      ============== ============== ============== ==============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units   $ 568,807,099  $ 266,501,729  $ 202,433,714   $ 86,195,290
  Net assets from contracts in payout          6,825         10,222          7,935          7,762
                                      -------------- -------------- -------------- --------------
       Total Net Assets                $ 568,813,924  $ 266,511,951  $ 202,441,649   $ 86,203,052
                                      ============== ============== ============== ==============

The accompanying notes are an integral part of these financial statements.

                                                                         FTVIPT TEMPLETON FTVIPT FRANKLIN
    FTVIPT MUTUAL   FTVIPT TEMPLETON  FTVIPT TEMPLETON   FTVIPT FRANKLIN      GLOBAL BOND SMALL CAP VALUE
SHARES SECURITIES FOREIGN SECURITIES GROWTH SECURITIES INCOME SECURITIES       SECURITIES      SECURITIES
      SUB-ACCOUNT        SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT
----------------- ------------------ ----------------- ----------------- ---------------- ---------------
    $ 110,507,154       $ 79,683,812      $ 45,199,230     $ 176,548,697     $ 88,294,185    $ 29,718,675
               --                 --                --                --               --              --
                1                 --                --                 2               --              --
----------------- ------------------ ----------------- ----------------- ---------------- ---------------
      110,507,155         79,683,812        45,199,230       176,548,699       88,294,185      29,718,675
----------------- ------------------ ----------------- ----------------- ---------------- ---------------
                9                 53                18                52                8              31
               --                 --                 1                --               --               1
----------------- ------------------ ----------------- ----------------- ---------------- ---------------
                9                 53                19                52                8              32
----------------- ------------------ ----------------- ----------------- ---------------- ---------------
    $ 110,507,146       $ 79,683,759      $ 45,199,211     $ 176,548,647     $ 88,294,177    $ 29,718,643
================= ================== ================= ================= ================ ===============
    $ 110,507,146       $ 79,683,759      $ 45,199,211     $ 176,544,664     $ 88,294,177    $ 29,718,643
               --                 --                --             3,983               --              --
----------------- ------------------ ----------------- ----------------- ---------------- ---------------
    $ 110,507,146       $ 79,683,759      $ 45,199,211     $ 176,548,647     $ 88,294,177    $ 29,718,643
================= ================== ================= ================= ================ ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                                           PIONEER VCT  PIONEER VCT      PIONEER VCT
                                      UIF U.S. REAL ESTATE        BOND CULLEN VALUE EMERGING MARKETS
                                               SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT      SUB-ACCOUNT
                                      -------------------- ----------- ------------ ----------------
ASSETS:
  Investments at fair value                   $ 68,963,657 $ 2,417,790  $ 2,192,928      $ 1,212,605
  Accrued dividends                                     --          --           --               --
  Due from MetLife Investors
     USA Insurance Company                              --          --           --               --
                                      -------------------- ----------- ------------ ----------------
       Total Assets                             68,963,657   2,417,790    2,192,928        1,212,605
                                      -------------------- ----------- ------------ ----------------
LIABILITIES:
  Accrued fees                                           8          53           81               68
  Due to MetLife Investors
     USA Insurance Company                               1           3            4               --
                                      -------------------- ----------- ------------ ----------------
       Total Liabilities                                 9          56           85               68
                                      -------------------- ----------- ------------ ----------------
NET ASSETS                                    $ 68,963,648 $ 2,417,734  $ 2,192,843      $ 1,212,537
                                      ==================== =========== ============ ================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units          $ 68,963,648 $ 2,417,734  $ 2,192,843      $ 1,212,537
  Net assets from contracts in payout                   --          --           --               --
                                      -------------------- ----------- ------------ ----------------
       Total Net Assets                       $ 68,963,648 $ 2,417,734  $ 2,192,843      $ 1,212,537
                                      ==================== =========== ============ ================

The accompanying notes are an integral part of these financial statements.

  PIONEER VCT PIONEER VCT PIONEER VCT IBBOTSON PIONEER VCT IBBOTSON   PIONEER VCT PIONEER VCT REAL
EQUITY INCOME        FUND    GROWTH ALLOCATION  MODERATE ALLOCATION MID CAP VALUE    ESTATE SHARES
  SUB-ACCOUNT SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT   SUB-ACCOUNT      SUB-ACCOUNT
------------- ----------- -------------------- -------------------- ------------- ----------------
    $ 375,831   $ 261,768         $ 19,386,446         $ 27,517,094  $ 46,621,868        $ 234,270
           --          --                   --                   --            --               --
           --          --                   --                   --             2               --
------------- ----------- -------------------- -------------------- ------------- ----------------
      375,831     261,768           19,386,446           27,517,094    46,621,870          234,270
------------- ----------- -------------------- -------------------- ------------- ----------------
           75          61                   25                   27            52               56
            2           2                   --                    1            --                6
------------- ----------- -------------------- -------------------- ------------- ----------------
           77          63                   25                   28            52               62
------------- ----------- -------------------- -------------------- ------------- ----------------
    $ 375,754   $ 261,705         $ 19,386,421         $ 27,517,066  $ 46,621,818        $ 234,208
============= =========== ==================== ==================== ============= ================
    $ 375,754   $ 261,705         $ 19,386,421         $ 27,517,066  $ 46,621,818        $ 234,208
           --          --                   --                   --            --               --
------------- ----------- -------------------- -------------------- ------------- ----------------
    $ 375,754   $ 261,705         $ 19,386,421         $ 27,517,066  $ 46,621,818        $ 234,208
============= =========== ==================== ==================== ============= ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2010

                                                                                              LMPVET
                                                    LMPVET               LMPVET CLEARBRIDGE VARIABLE               LMPVET
                                      CLEARBRIDGE VARIABLE CLEARBRIDGE VARIABLE  FUNDAMENTAL ALL CAP CLEARBRIDGE VARIABLE
                                          SMALL CAP GROWTH      LARGE CAP VALUE                VALUE         APPRECIATION
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                      -------------------- -------------------- -------------------- --------------------
ASSETS:
  Investments at fair value                   $ 33,662,856          $ 2,729,866         $ 99,528,276        $ 173,626,561
  Accrued dividends                                     --                   --                   --                   --
  Due from MetLife Investors
     USA Insurance Company                              --                   --                    9                    6
                                      -------------------- -------------------- -------------------- --------------------
       Total Assets                             33,662,856            2,729,866           99,528,285          173,626,567
                                      -------------------- -------------------- -------------------- --------------------
LIABILITIES:
  Accrued fees                                          49                   70                   52                   64
  Due to MetLife Investors
     USA Insurance Company                               3                   --                   --                   --
                                      -------------------- -------------------- -------------------- --------------------
       Total Liabilities                                52                   70                   52                   64
                                      -------------------- -------------------- -------------------- --------------------
NET ASSETS                                    $ 33,662,804          $ 2,729,796         $ 99,528,233        $ 173,626,503
                                      ==================== ==================== ==================== ====================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units          $ 33,662,804          $ 2,729,796         $ 99,528,233        $ 173,626,503
  Net assets from contracts in payout                   --                   --                   --                   --
                                      -------------------- -------------------- -------------------- --------------------
       Total Net Assets                       $ 33,662,804          $ 2,729,796         $ 99,528,233        $ 173,626,503
                                      ==================== ==================== ==================== ====================

The accompanying notes are an integral part of these financial statements.

                                                                     LMPVET                             LMPVET
              LMPVET               LMPVET LMPVET INVESTMENT     CLEARBRIDGE           LMPVET       CLEARBRIDGE
CLEARBRIDGE VARIABLE CLEARBRIDGE VARIABLE  COUNSEL VARIABLE VARIABLE EQUITY      CLEARBRIDGE VARIABLE DIVIDEND
   AGGRESSIVE GROWTH     LARGE CAP GROWTH  SOCIAL AWARENESS  INCOME BUILDER VARIABLE CAPITAL          STRATEGY
         SUB-ACCOUNT          SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT
-------------------- -------------------- ----------------- --------------- ---------------- -----------------
       $ 156,472,030          $ 6,065,569         $ 510,704    $ 81,006,947      $ 5,296,229       $ 5,852,312
                  --                   --                --              --               --                --
                   4                   --                --              --               --                --
-------------------- -------------------- ----------------- --------------- ---------------- -----------------
         156,472,034            6,065,569           510,704      81,006,947        5,296,229         5,852,312
-------------------- -------------------- ----------------- --------------- ---------------- -----------------
                 116                   36                22              31               89                45
                  --                   --                 2               3                1                --
-------------------- -------------------- ----------------- --------------- ---------------- -----------------
                 116                   36                24              34               90                45
-------------------- -------------------- ----------------- --------------- ---------------- -----------------
       $ 156,471,918          $ 6,065,533         $ 510,680    $ 81,006,913      $ 5,296,139       $ 5,852,267
==================== ==================== ================= =============== ================ =================
       $ 156,471,918          $ 6,065,533         $ 510,680    $ 81,006,913      $ 5,296,139       $ 5,852,267
                  --                   --                --              --               --                --
-------------------- -------------------- ----------------- --------------- ---------------- -----------------
       $ 156,471,918          $ 6,065,533         $ 510,680    $ 81,006,913      $ 5,296,139       $ 5,852,267
==================== ==================== ================= =============== ================ =================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
DECEMBER 31, 2010

                                                                                                LMPVIT WESTERN
                                                  LMPVET             LMPVET             LMPVET  ASSET VARIABLE
                                      VARIABLE LIFESTYLE VARIABLE LIFESTYLE VARIABLE LIFESTYLE ADJUSTABLE RATE
                                          ALLOCATION 50%     ALLOCATION 70%     ALLOCATION 85%          INCOME
                                             SUB-ACCOUNT        SUB-ACCOUNT        SUB-ACCOUNT     SUB-ACCOUNT
                                      ------------------ ------------------ ------------------ ---------------
ASSETS:
  Investments at fair value                 $ 13,086,849        $ 3,395,304       $ 62,035,174     $ 2,150,005
  Accrued dividends                                   --                 --                 --              --
  Due from MetLife Investors
     USA Insurance Company                            --                 --                 --              --
                                      ------------------ ------------------ ------------------ ---------------
       Total Assets                           13,086,849          3,395,304         62,035,174       2,150,005
                                      ------------------ ------------------ ------------------ ---------------
LIABILITIES:
  Accrued fees                                        23                 15                 25              59
  Due to MetLife Investors
     USA Insurance Company                             3                  2                 --               3
                                      ------------------ ------------------ ------------------ ---------------
       Total Liabilities                              26                 17                 25              62
                                      ------------------ ------------------ ------------------ ---------------
NET ASSETS                                  $ 13,086,823        $ 3,395,287       $ 62,035,149     $ 2,149,943
                                      ================== ================== ================== ===============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units        $ 13,086,823        $ 3,395,287       $ 62,035,149     $ 2,149,943
  Net assets from contracts in payout                 --                 --                 --              --
                                      ------------------ ------------------ ------------------ ---------------
       Total Net Assets                     $ 13,086,823        $ 3,395,287       $ 62,035,149     $ 2,149,943
                                      ================== ================== ================== ===============

The accompanying notes are an integral part of these financial statements.

       LMPVIT WESTERN
ASSET VARIABLE GLOBAL
      HIGH YIELD BOND
          SUB-ACCOUNT
---------------------
         $ 61,092,548
                   --
                   --
---------------------
           61,092,548
---------------------
                   40
                    1
---------------------
                   41
---------------------
         $ 61,092,507
=====================
         $ 61,092,507
                   --
---------------------
         $ 61,092,507
=====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

                                            MIST LORD ABBETT    MIST LORD ABBETT MIST MORGAN STANLEY    MIST LORD ABBETT
                                           GROWTH AND INCOME      BOND DEBENTURE      MID CAP GROWTH       MID CAP VALUE
                                                 SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT
                                           -------------------- ---------------- ---------------------- -------------------
INVESTMENT INCOME:
     Dividends                                   $ 5,643,879        $ 15,690,405             $ 3,573           $ 437,013
                                           -------------------- ---------------- ---------------------- -------------------
EXPENSES:
     Mortality and expense risk and
        other charges                              6,968,797           3,517,149             865,981           1,108,641
     Administrative charges                          854,716             611,591             162,101             197,686
                                           -------------------- ---------------- ---------------------- -------------------
        Total expenses                             7,823,513           4,128,740           1,028,082           1,306,327
                                           -------------------- ---------------- ---------------------- -------------------
           Net investment income (loss)           (2,179,634)         11,561,665          (1,024,509)           (869,314)
                                           -------------------- ---------------- ---------------------- -------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                          --                  --                  --                  --
     Realized gains (losses) on sale of
        investments                              (11,738,174)            655,266             249,855             114,776
                                           -------------------- ---------------- ---------------------- -------------------
           Net realized gains (losses)           (11,738,174)            655,266             249,855             114,776
                                           -------------------- ---------------- ---------------------- -------------------
     Change in unrealized gains (losses)
        on investments                            88,503,005          14,381,461          19,404,837          19,290,624
                                           -------------------- ---------------- ---------------------- -------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                               76,764,831          15,036,727          19,654,692          19,405,400
                                           -------------------- ---------------- ---------------------- -------------------
     Net increase (decrease) in net assets
        resulting from operations               $ 74,585,197        $ 26,598,392        $ 18,630,183        $ 18,536,086
                                           ==================== ================ ====================== ===================

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                                                MIST                                                   MIST LEGG MASON
          MIST        MIST INVESCO    HARRIS OAKMARK    MIST THIRD AVENUE        MIST OPPENHEIMER          CLEARBRIDGE
LAZARD MID CAP    SMALL CAP GROWTH     INTERNATIONAL      SMALL CAP VALUE    CAPITAL APPRECIATION    AGGRESSIVE GROWTH
   SUB-ACCOUNT         SUB-ACCOUNT       SUB-ACCOUNT          SUB-ACCOUNT             SUB-ACCOUNT          SUB-ACCOUNT
----------------- ------------------- ----------------- -------------------- ----------------------- --------------------
     $ 970,198                $ --       $ 6,578,513          $ 3,246,967               $ 860,244                 $ --
----------------- ------------------- ----------------- -------------------- ----------------------- --------------------
     1,581,304           2,088,857         4,975,791            3,817,999               2,562,064            1,129,229
       280,768             379,708           900,567              675,252                 449,279              203,621
----------------- ------------------- ----------------- -------------------- ----------------------- --------------------
     1,862,072           2,468,565         5,876,358            4,493,251               3,011,343            1,332,850
----------------- ------------------- ----------------- -------------------- ----------------------- --------------------
      (891,874)         (2,468,565)          702,155           (1,246,284)             (2,151,099)          (1,332,850)
----------------- ------------------- ----------------- -------------------- ----------------------- --------------------
            --                  --                --                   --                      --                   --
    (1,471,607)           (466,657)       (2,155,945)            (801,208)             (9,290,928)            (927,201)
----------------- ------------------- ----------------- -------------------- ----------------------- --------------------
    (1,471,607)           (466,657)       (2,155,945)            (801,208)             (9,290,928)            (927,201)
----------------- ------------------- ----------------- -------------------- ----------------------- --------------------
    24,676,618          37,724,319        54,275,769           51,293,976              25,130,998           19,271,527
----------------- ------------------- ----------------- -------------------- ----------------------- --------------------
    23,205,011          37,257,662        52,119,824           50,492,768              15,840,070           18,344,326
----------------- ------------------- ----------------- -------------------- ----------------------- --------------------
  $ 22,313,137        $ 34,789,097      $ 52,821,979         $ 49,246,484            $ 13,688,971         $ 17,011,476
================= =================== ================= ==================== ======================= ====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                                                                           MIST
                                                         MIST           MIST    PIMCO INFLATION MIST T. ROWE PRICE
                                           PIMCO TOTAL RETURN RCM TECHNOLOGY     PROTECTED BOND     MID CAP GROWTH
                                                  SUB-ACCOUNT    SUB-ACCOUNT        SUB-ACCOUNT        SUB-ACCOUNT
                                           ------------------ ----------------- --------------- ---------------------
INVESTMENT INCOME:
     Dividends                                   $ 46,367,361           $ --       $ 13,193,376               $ --
                                           ------------------ ----------------- --------------- ---------------------
EXPENSES:
     Mortality and expense risk and
        other charges                              19,692,134      1,167,712          8,137,298          4,182,931
     Administrative charges                         3,457,755        205,448          1,480,461            769,953
                                           ------------------ ----------------- --------------- ---------------------
        Total expenses                             23,149,889      1,373,160          9,617,759          4,952,884
                                           ------------------ ----------------- --------------- ---------------------
           Net investment income (loss) .          23,217,472     (1,373,160)         3,575,617         (4,952,884)
                                           ------------------ ----------------- --------------- ---------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                    6,980,097             --         14,738,610                 --
     Realized gains (losses) on sale of
        investments                                 4,490,439       (256,411)           494,168          1,190,797
                                           ------------------ ----------------- --------------- ---------------------
           Net realized gains (losses)             11,470,536       (256,411)        15,232,778          1,190,797
                                           ------------------ ----------------- --------------- ---------------------
     Change in unrealized gains (losses)
        on investments                             43,519,330     22,084,395         12,409,725         79,898,499
                                           ------------------ ----------------- --------------- ---------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                54,989,866     21,827,984         27,642,503         81,089,296
                                           ------------------ ----------------- --------------- ---------------------
     Net increase (decrease) in net assets
        resulting from operations                $ 78,207,338   $ 20,454,824       $ 31,218,120       $ 76,136,412
                                           ================== ================= =============== =====================

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

MIST MFS RESEARCH          MIST CLARION       MIST TURNER    MIST GOLDMAN SACHS          MIST METLIFE      MIST METLIFE
    INTERNATIONAL    GLOBAL REAL ESTATE    MID CAP GROWTH         MID CAP VALUE    DEFENSIVE STRATEGY MODERATE STRATEGY
      SUB-ACCOUNT           SUB-ACCOUNT       SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT       SUB-ACCOUNT
-------------------- --------------------- ----------------- --------------------- ------------------ --------------------
      $ 4,813,823           $ 8,621,931              $ --             $ 776,261          $ 52,596,961      $ 63,131,562
-------------------- --------------------- ----------------- --------------------- ------------------ --------------------
        3,910,498             1,566,831           890,643             1,178,263            23,609,255        34,897,769
          683,925               277,429           161,578               209,733             4,312,497         6,405,875
-------------------- --------------------- ----------------- --------------------- ------------------ --------------------
        4,594,423             1,844,260         1,052,221             1,387,996            27,921,752        41,303,644
-------------------- --------------------- ----------------- --------------------- ------------------ --------------------
          219,400             6,777,671        (1,052,221)             (611,735)           24,675,209        21,827,918
-------------------- --------------------- ----------------- --------------------- ------------------ --------------------
               --                    --                --                    --                    --                --
       (4,301,992)           (1,407,595)         (238,041)           (1,042,195)            6,974,977        (1,300,604)
-------------------- --------------------- ----------------- --------------------- ------------------ --------------------
       (4,301,992)           (1,407,595)         (238,041)           (1,042,195)            6,974,977        (1,300,604)
-------------------- --------------------- ----------------- --------------------- ------------------ --------------------
       32,018,558            10,898,100        16,851,840            20,162,482           129,661,482       249,479,440
-------------------- --------------------- ----------------- --------------------- ------------------ --------------------
       27,716,566             9,490,505        16,613,799            19,120,287           136,636,459       248,178,836
-------------------- --------------------- ----------------- --------------------- ------------------ --------------------
     $ 27,935,966          $ 16,268,176      $ 15,561,578          $ 18,508,552         $ 161,311,668     $ 270,006,754
==================== ===================== ================= ===================== ================== ====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                              MIST METLIFE       MIST METLIFE           MIST METLIFE    MIST VAN KAMPEN
                                         BALANCED STRATEGY    GROWTH STRATEGY    AGGRESSIVE STRATEGY           COMSTOCK
                                               SUB-ACCOUNT        SUB-ACCOUNT            SUB-ACCOUNT        SUB-ACCOUNT
                                         -------------------- ------------------ ---------------------- ------------------
INVESTMENT INCOME:
     Dividends                               $ 110,826,665       $ 86,553,771            $ 5,184,796        $ 2,704,547
                                         -------------------- ------------------ ---------------------- ------------------
EXPENSES:
     Mortality and expense risk and
        other charges                           73,519,240         69,758,061              6,073,887          2,358,184
     Administrative charges                     13,484,203         12,642,115              1,101,195            466,089
                                         -------------------- ------------------ ---------------------- ------------------
        Total expenses                          87,003,443         82,400,176              7,175,082          2,824,273
                                         -------------------- ------------------ ---------------------- ------------------
           Net investment income (loss)         23,823,222          4,153,595             (1,990,286)          (119,726)
                                         -------------------- ------------------ ---------------------- ------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                        --                 --                     --                 --
     Realized gains (losses) on sale of
        investments                             (8,304,795)       (69,645,465)            (7,464,595)           104,490
                                         -------------------- ------------------ ---------------------- ------------------
           Net realized gains (losses)          (8,304,795)       (69,645,465)            (7,464,595)           104,490
                                         -------------------- ------------------ ---------------------- ------------------
     Change in unrealized gains (losses)
        on investments                         615,445,203        719,869,373             73,777,886         25,565,625
                                         -------------------- ------------------ ---------------------- ------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                            607,140,408        650,223,908             66,313,291         25,670,115
                                         -------------------- ------------------ ---------------------- ------------------
     Net increase (decrease) in net assets
        resulting from operations            $ 630,963,630      $ 654,377,503           $ 64,323,005       $ 25,550,389
                                         ==================== ================== ====================== ==================

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

MIST LEGG MASON    MIST MFS EMERGING    MIST LOOMIS SAYLES                            MIST DREMAN
   VALUE EQUITY       MARKETS EQUITY        GLOBAL MARKETS    MIST JANUS FORTY    SMALL CAP VALUE    MIST PIONEER FUND
    SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT        SUB-ACCOUNT          SUB-ACCOUNT
------------------ -------------------- --------------------- ------------------- ------------------ --------------------
    $ 1,636,661          $ 2,454,734           $ 2,851,732           $ 400,074          $ 173,916            $ 597,414
------------------ -------------------- --------------------- ------------------- ------------------ --------------------
      1,076,544            3,384,656             1,306,557             457,057            324,564              884,475
        212,110              629,018               238,315              76,843             52,757              191,808
------------------ -------------------- --------------------- ------------------- ------------------ --------------------
      1,288,654            4,013,674             1,544,872             533,900            377,321            1,076,283
------------------ -------------------- --------------------- ------------------- ------------------ --------------------
        348,007           (1,558,940)            1,306,860            (133,826)          (203,405)            (478,869)
------------------ -------------------- --------------------- ------------------- ------------------ --------------------
             --                   --                    --                  --                 --                   --
     (1,107,947)             184,674              (479,440)             36,628            154,017               88,907
------------------ -------------------- --------------------- ------------------- ------------------ --------------------
     (1,107,947)             184,674              (479,440)             36,628            154,017               88,907
------------------ -------------------- --------------------- ------------------- ------------------ --------------------
      6,128,692           57,796,915            17,346,226           3,912,856          3,630,265           13,686,623
------------------ -------------------- --------------------- ------------------- ------------------ --------------------
      5,020,745           57,981,589            16,866,786           3,949,484          3,784,282           13,775,530
------------------ -------------------- --------------------- ------------------- ------------------ --------------------
    $ 5,368,752         $ 56,422,649          $ 18,173,646         $ 3,815,658        $ 3,580,877         $ 13,296,661
================== ==================== ===================== =================== ================== ====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                             MIST PIONEER  MIST BLACKROCK   MIST BLACKROCK      MIST RAINIER
                                         STRATEGIC INCOME  LARGE CAP CORE       HIGH YIELD  LARGE CAP EQUITY
                                              SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT
                                         ---------------- ----------------- -------------- -------------------
INVESTMENT INCOME:
     Dividends                               $ 14,959,933       $ 78,389       $ 7,845,720        $ 148,311
                                         ---------------- ----------------- -------------- -------------------
EXPENSES:
     Mortality and expense risk and
        other charges                           3,772,866        112,540         1,835,629          478,137
     Administrative charges                       815,014         18,372           332,807           88,933
                                         ---------------- ----------------- -------------- -------------------
        Total expenses                          4,587,880        130,912         2,168,436          567,070
                                         ---------------- ----------------- -------------- -------------------
           Net investment income (loss)        10,372,053        (52,523)        5,677,284         (418,759)
                                         ---------------- ----------------- -------------- -------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                       --             --                --               --
     Realized gains (losses) on sale of
        investments                               393,452        (80,252)        7,521,614         (368,008)
                                         ---------------- ----------------- -------------- -------------------
           Net realized gains (losses)            393,452        (80,252)        7,521,614         (368,008)
                                         ---------------- ----------------- -------------- -------------------
     Change in unrealized gains (losses)
        on investments                         20,915,857      1,037,963         4,162,987        5,878,677
                                         ---------------- ----------------- -------------- -------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                            21,309,309        957,711        11,684,601        5,510,669
                                         ---------------- ----------------- -------------- -------------------
     Net increase (decrease) in net
        assets resulting from
        operations                           $ 31,681,362      $ 905,188      $ 17,361,885      $ 5,091,910
                                         ================ ================= ============== ===================

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

               MIST                                                MIST                                          MIST
     AMERICAN FUNDS    MIST AMERICAN MIST AMERICAN       AMERICAN FUNDS          MIST AMERICAN         AMERICAN FUNDS
BALANCED ALLOCATION       FUNDS BOND  FUNDS GROWTH    GROWTH ALLOCATION    FUNDS INTERNATIONAL    MODERATE ALLOCATION
        SUB-ACCOUNT      SUB-ACCOUNT   SUB-ACCOUNT          SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT
---------------------- ------------- ---------------- -------------------- ---------------------- ----------------------
       $ 18,372,356      $ 3,357,479     $ 687,245         $ 11,242,182            $ 1,717,496           $ 15,677,866
---------------------- ------------- ---------------- -------------------- ---------------------- ----------------------
         23,794,232        2,722,486     4,440,968           16,743,242              2,992,082             14,640,050
          4,518,203          512,001       838,762            3,147,967                564,002              2,784,642
---------------------- ------------- ---------------- -------------------- ---------------------- ----------------------
         28,312,435        3,234,487     5,279,730           19,891,209              3,556,084             17,424,692
---------------------- ------------- ---------------- -------------------- ---------------------- ----------------------
         (9,940,079)         122,992    (4,592,485)          (8,649,027)            (1,838,588)            (1,746,826)
---------------------- ------------- ---------------- -------------------- ---------------------- ----------------------
            788,317               --            --                   --                539,861                     --
            643,121          228,924       791,765            4,410,087                 50,263                442,079
---------------------- ------------- ---------------- -------------------- ---------------------- ----------------------
          1,431,438          228,924       791,765            4,410,087                590,124                442,079
---------------------- ------------- ---------------- -------------------- ---------------------- ----------------------
        218,397,822        6,583,360    65,409,390          148,410,760             18,687,175             99,071,297
---------------------- ------------- ---------------- -------------------- ---------------------- ----------------------
        219,829,260        6,812,284    66,201,155          152,820,847             19,277,299             99,513,376
---------------------- ------------- ---------------- -------------------- ---------------------- ----------------------
      $ 209,889,181      $ 6,935,276  $ 61,608,670        $ 144,171,820           $ 17,438,711           $ 97,766,550
====================== ============= ================ ==================== ====================== ======================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                                                MIST MET/FRANKLIN
                                           MIST MET/FRANKLIN            TEMPLETON               MIST    MIST SSGA GROWTH
                                               MUTUAL SHARES    FOUNDING STRATEGY    SSGA GROWTH ETF      AND INCOME ETF
                                                 SUB-ACCOUNT          SUB-ACCOUNT        SUB-ACCOUNT         SUB-ACCOUNT
                                           -------------------- -------------------- ------------------ -------------------
INVESTMENT INCOME:
     Dividends                                          $ --                 $ --        $ 3,099,949         $ 6,242,372
                                           -------------------- -------------------- ------------------ -------------------
EXPENSES:
     Mortality and expense risk and
        other charges                              1,174,695            6,436,768          3,003,480           7,603,705
     Administrative charges                          215,815            1,210,060            572,201           1,476,216
                                           -------------------- -------------------- ------------------ -------------------
        Total expenses                             1,390,510            7,646,828          3,575,681           9,079,921
                                           -------------------- -------------------- ------------------ -------------------
           Net investment income (loss)           (1,390,510)          (7,646,828)          (475,732)         (2,837,549)
                                           -------------------- -------------------- ------------------ -------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                     977,279                1,673                 --              21,792
     Realized gains (losses) on sale of
        investments                                  289,269            2,431,013          1,702,495             111,747
                                           -------------------- -------------------- ------------------ -------------------
           Net realized gains (losses)             1,266,548            2,432,686          1,702,495             133,539
                                           -------------------- -------------------- ------------------ -------------------
     Change in unrealized gains (losses)
        on investments                             9,275,276           46,152,780         29,566,077          78,303,612
                                           -------------------- -------------------- ------------------ -------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                               10,541,824           48,585,466         31,268,572          78,437,151
                                           -------------------- -------------------- ------------------ -------------------
     Net increase (decrease) in net assets
        resulting from operations                $ 9,151,314         $ 40,938,638       $ 30,792,840        $ 75,599,602
                                           ==================== ==================== ================== ===================

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                                                       MIST
MIST MET/TEMPLETON    MIST MET/TEMPLETON    MET/EATON VANCE       INVESCO V.I.            INVESCO V.I.            INVESCO V.I.
INTERNATIONAL BOND                GROWTH      FLOATING RATE        CORE EQUITY    CAPITAL APPRECIATION    INTERNATIONAL GROWTH
       SUB-ACCOUNT       SUB-ACCOUNT (a)    SUB-ACCOUNT (a)        SUB-ACCOUNT             SUB-ACCOUNT             SUB-ACCOUNT
--------------------- --------------------- ------------------ ------------------ ----------------------- --------------------
         $ 100,003                  $ --               $ --            $ 3,627                 $ 1,023             $ 1,692,607
--------------------- --------------------- ------------------ ------------------ ----------------------- --------------------
           254,009                43,400             57,886              5,351                   1,974                 920,733
            48,511                 9,447             10,593                 --                      --                 209,399
--------------------- --------------------- ------------------ ------------------ ----------------------- --------------------
           302,520                52,847             68,479              5,351                   1,974               1,130,132
--------------------- --------------------- ------------------ ------------------ ----------------------- --------------------
          (202,517)              (52,847)           (68,479)            (1,724)                   (951)                562,475
--------------------- --------------------- ------------------ ------------------ ----------------------- --------------------
             4,897                    --                 --                 --                      --                      --
            39,391                (6,335)             3,564                604                  (6,842)                 41,708
--------------------- --------------------- ------------------ ------------------ ----------------------- --------------------
            44,288                (6,335)             3,564                604                  (6,842)                 41,708
--------------------- --------------------- ------------------ ------------------ ----------------------- --------------------
         2,042,343               499,282            384,248             31,231                  26,623              10,609,535
--------------------- --------------------- ------------------ ------------------ ----------------------- --------------------
         2,086,631               492,947            387,812             31,835                  19,781              10,651,243
--------------------- --------------------- ------------------ ------------------ ----------------------- --------------------
       $ 1,884,114             $ 440,100          $ 319,333           $ 30,111                $ 18,830            $ 11,213,718
===================== ===================== ================== ================== ======================= ====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                           INVESCO V.I.          INVESCO V.I.       INVESCO V.I.         INVESCO V.I.
                                         BASIC BALANCED    GLOBAL REAL ESTATE     CAPITAL GROWTH    GROWTH AND INCOME
                                            SUB-ACCOUNT           SUB-ACCOUNT        SUB-ACCOUNT          SUB-ACCOUNT
                                         ----------------- --------------------- ------------------ --------------------
INVESTMENT INCOME:
     Dividends                                  $ 4,894             $ 344,779               $ --            $ 116,453
                                         ----------------- --------------------- ------------------ --------------------
EXPENSES:
     Mortality and expense risk and
        other charges                             3,546                67,022              1,663            1,463,211
     Administrative charges                          --                15,490                 --              318,528
                                         ----------------- --------------------- ------------------ --------------------
        Total expenses                            3,546                82,512              1,663            1,781,739
                                         ----------------- --------------------- ------------------ --------------------
           Net investment income (loss)           1,348               262,267             (1,663)          (1,665,286)
                                         ----------------- --------------------- ------------------ --------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                     --                    --                 --                   --
     Realized gains (losses) on sale of
        investments                              (6,291)              (35,497)              (661)               5,754
                                         ----------------- --------------------- ------------------ --------------------
           Net realized gains (losses)           (6,291)              (35,497)              (661)               5,754
                                         ----------------- --------------------- ------------------ --------------------
     Change in unrealized gains (losses)
        on investments                           20,472               795,938             22,436           16,781,592
                                         ----------------- --------------------- ------------------ --------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                              14,181               760,441             21,775           16,787,346
                                         ----------------- --------------------- ------------------ --------------------
     Net increase (decrease) in net
        assets resulting from
        operations                             $ 15,529           $ 1,022,708           $ 20,112         $ 15,122,060
                                         ================= ===================== ================== ====================

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

     INVESCO V.I.          INVESCO V.I.                                MFS VIT          MFS VIT    OPPENHEIMER VA
EQUITY AND INCOME    U.S. MID CAP VALUE    MFS VIT RESEARCH    INVESTORS TRUST    NEW DISCOVERY       MAIN STREET
      SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT        SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT
-------------------- --------------------- ------------------- ------------------ ---------------- -----------------
      $ 5,516,602             $ 163,190             $ 1,008              $ 623             $ --           $ 1,266
-------------------- --------------------- ------------------- ------------------ ---------------- -----------------
        3,370,920               224,109               1,539                668              676             1,599
          716,876                51,177                  --                 --               --                --
-------------------- --------------------- ------------------- ------------------ ---------------- -----------------
        4,087,796               275,286               1,539                668              676             1,599
-------------------- --------------------- ------------------- ------------------ ---------------- -----------------
        1,428,806              (112,096)               (531)               (45)            (676)             (333)
-------------------- --------------------- ------------------- ------------------ ---------------- -----------------
               --                    --                  --                 --               --                --
         (177,941)               20,908               1,434               (490)           1,723            (1,607)
-------------------- --------------------- ------------------- ------------------ ---------------- -----------------
         (177,941)               20,908               1,434               (490)           1,723            (1,607)
-------------------- --------------------- ------------------- ------------------ ---------------- -----------------
       29,567,980             4,289,045              14,248              3,782           13,838            17,514
-------------------- --------------------- ------------------- ------------------ ---------------- -----------------
       29,390,039             4,309,953              15,682              3,292           15,561            15,907
-------------------- --------------------- ------------------- ------------------ ---------------- -----------------
     $ 30,818,845           $ 4,197,857            $ 15,151            $ 3,247         $ 14,885          $ 15,574
==================== ===================== =================== ================== ================ =================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                                             OPPENHEIMER VA    OPPENHEIMER VA
                                         OPPENHEIMER VA    GLOBAL                 MAIN STREET    OPPENHEIMER VA
                                              CORE BOND    STRATEGIC INCOME         SMALL CAP             MONEY
                                            SUB-ACCOUNT         SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT
                                         ----------------- ------------------- ----------------- -----------------
INVESTMENT INCOME:
     Dividends                                  $ 1,102             $ 1,289         $ 202,291              $ 33
                                         ----------------- ------------------- ----------------- -----------------
EXPENSES:
     Mortality and expense risk and
        other charges                               321                 111           599,989             1,638
     Administrative charges                          --                  --           136,018                --
                                         ----------------- ------ ------------ ----------------- -----------------
        Total expenses                              321                 111           736,007             1,638
                                         ----------------- ------ ------------ ----------------- -----------------
           Net investment income (loss)             781               1,178          (533,716)           (1,605)
                                         ----------------- ------ ------------ ----------------- -----------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                     --                  --                --                --
     Realized gains (losses) on sale of
        investments                             (25,321)                610           126,865                --
                                         ----------------- ------ ------------ ----------------- -----------------
           Net realized gains (losses)          (25,321)                610           126,865                --
                                         ----------------- ------ ------------ ----------------- -----------------
     Change in unrealized gains
        (losses) on investments                  27,071                (781)       12,065,565                --
                                         ----------------- ------ ------------ ----------------- -----------------
     Net realized and change in
        unrealized gains (losses) on
        investments                               1,750                (171)       12,192,430                --
                                         ----------------- ------ ------------ ----------------- -----------------
     Net increase (decrease) in net
        assets resulting from operations        $ 2,531             $ 1,007      $ 11,658,714          $ (1,605)
                                         ================= =================== ================= =================

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

 FIDELITY VIP                           FIDELITY VIP    FIDELITY VIP     FIDELITY VIP    FIDELITY VIP
ASSET MANAGER    FIDELITY VIP GROWTH      CONTRAFUND        OVERSEAS    EQUITY-INCOME       INDEX 500
  SUB-ACCOUNT            SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT
---------------- ---------------------- --------------- --------------- ---------------- ---------------
  $ 1,646,613              $ 364,788     $ 4,104,352        $ 81,021        $ 108,132     $ 1,244,942
---------------- ---------------------- --------------- --------------- ---------------- ---------------
    1,343,397              1,770,852       4,188,624          73,506           86,692         895,367
           --                     --         266,646              --               --              --
---------------- ---------------------- --------------- --------------- ---------------- ---------------
    1,343,397              1,770,852       4,455,270          73,506           86,692         895,367
---------------- ---------------------- --------------- --------------- ---------------- ---------------
      303,216             (1,406,064)       (350,918)          7,515           21,440         349,575
---------------- ---------------------- --------------- --------------- ---------------- ---------------
      495,586                444,877         156,928          11,048               --       1,309,895
   (1,832,730)            (2,480,503)     (2,974,189)       (221,613)        (368,831)       (562,748)
---------------- ---------------------- --------------- --------------- ---------------- ---------------
   (1,337,144)            (2,035,626)     (2,817,261)       (210,565)        (368,831)        747,147
---------------- ---------------------- --------------- --------------- ---------------- ---------------
   12,924,187             30,948,642      54,045,265         839,726        1,122,280       7,212,312
---------------- ---------------------- --------------- --------------- ---------------- ---------------
   11,587,043             28,913,016      51,228,004         629,161          753,449       7,959,459
---------------- ---------------------- --------------- --------------- ---------------- ---------------
 $ 11,890,259           $ 27,506,952    $ 50,877,086       $ 636,676        $ 774,889     $ 8,309,034
================ ====================== =============== =============== ================ ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                         FIDELITY VIP    FIDELITY VIP        FIDELITY VIP
                                         MONEY MARKET         MID CAP    FUNDSMANAGER 60%    DWS INTERNATIONAL
                                          SUB-ACCOUNT     SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                         --------------- --------------- ------------------- --------------------
INVESTMENT INCOME:
     Dividends                              $ 134,396       $ 199,606        $ 13,983,999            $ 451,586
                                         --------------- --------------- ------------------- --------------------
EXPENSES:
     Mortality and expense risk and
        other charges                       1,360,574       1,597,268          10,083,678              280,052
     Administrative charges                        --         347,186                  --                   --
                                         --------------- --------------- ------------------- --------------------
        Total expenses                      1,360,574       1,944,454          10,083,678              280,052
                                         --------------- --------------- ------------------- --------------------
           Net investment income (loss)    (1,226,178)     (1,744,848)          3,900,321              171,534
                                         --------------- --------------- ------------------- --------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions               49,334         455,071           2,447,200                   --
     Realized gains (losses) on sale of
        investments                                --         103,083                 (39)            (987,076)
                                         --------------- --------------- ------------------- --------------------
           Net realized gains (losses)         49,334         558,154           2,447,161             (987,076)
                                         --------------- --------------- ------------------- --------------------
     Change in unrealized gains (losses)
        on investments                             --      36,279,089          84,722,208              751,044
                                         --------------- --------------- ------------------- --------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                            49,334      36,837,243          87,169,369             (236,032)
                                         --------------- --------------- ------------------- --------------------
     Net increase (decrease) in net
        assets resulting from
        operations                       $ (1,176,844)   $ 35,092,395        $ 91,069,690            $ (64,498)
                                         =============== =============== =================== ====================

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                                                                                                  MSF
       MSF FI                   MSF              MSF ARTIO                    MSF    BLACKROCK LEGACY     MSF NEUBERGER
VALUE LEADERS    RUSSELL 2000 INDEX    INTERNATIONAL STOCK    METLIFE STOCK INDEX    LARGE CAP GROWTH    BERMAN GENESIS
  SUB-ACCOUNT           SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT         SUB-ACCOUNT       SUB-ACCOUNT
---------------- --------------------- ---------------------- ---------------------- ------------------- -----------------
     $ 64,800             $ 209,210               $ 53,310            $ 4,839,782            $ 19,080          $ 44,464
---------------- --------------------- ---------------------- ---------------------- ------------------- -----------------
       68,962               360,453                 52,236              4,555,306             118,795           116,346
       11,230                47,697                  8,934                605,619              17,832                --
---------------- --------------------- ---------------------- ---------------------- ------------------- -----------------
       80,192               408,150                 61,170              5,160,925             136,627           116,346
---------------- --------------------- ---------------------- ---------------------- ------------------- -----------------
      (15,392)             (198,940)                (7,860)              (321,143)           (117,547)          (71,882)
---------------- --------------------- ---------------------- ---------------------- ------------------- -----------------
           --                    --                     --                     --                  --                --
     (191,128)               84,268               (397,491)            (1,255,570)            313,167          (650,477)
---------------- --------------------- ---------------------- ---------------------- ------------------- -----------------
     (191,128)               84,268               (397,491)            (1,255,570)            313,167          (650,477)
---------------- --------------------- ---------------------- ---------------------- ------------------- -----------------
      775,693             7,422,690                580,114             38,151,546           1,246,529         2,336,728
---------------- --------------------- ---------------------- ---------------------- ------------------- -----------------
      584,565             7,506,958                182,623             36,895,976           1,559,696         1,686,251
---------------- --------------------- ---------------------- ---------------------- ------------------- -----------------
    $ 569,173           $ 7,308,018              $ 174,763           $ 36,574,833         $ 1,442,149       $ 1,614,369
================ ===================== ====================== ====================== =================== =================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                                                               MSF BARCLAYS
                                         MSF BLACKROCK   MSF BLACKROCK    CAPITAL AGGREGATE
                                           BOND INCOME LARGE CAP VALUE           BOND INDEX MSF MFS VALUE
                                           SUB-ACCOUNT     SUB-ACCOUNT          SUB-ACCOUNT   SUB-ACCOUNT
                                         ------------- ------------------ ----------------- ----------------
INVESTMENT INCOME:
     Dividends                             $ 1,751,737        $ 29,633          $ 1,434,714     $ 494,843
                                         ------------- ------------------ ----------------- ----------------
EXPENSES:
     Mortality and expense risk and
        other charges                          705,244          36,597              716,275       550,962
     Administrative charges                    100,257              --              113,414        79,817
                                         ------------- ------------------ ----------------- ----------------
        Total expenses                         805,501          36,597              829,689       630,779
                                         ------------- ------------------ ----------------- ----------------
           Net investment income (loss)        946,236          (6,964)             605,025      (135,936)
                                         ------------- ------------------ ----------------- ----------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                    --              --                   --            --
     Realized gains (losses) on sale of
        investments                             88,985        (131,394)             114,537      (310,701)
                                         ------------- ------------------ ----------------- ----------------
           Net realized gains (losses)          88,985        (131,394)             114,537      (310,701)
                                         ------------- ------------------ ----------------- ----------------
     Change in unrealized gains (losses)
        on investments                       1,711,245         334,187              572,374     4,411,295
                                         ------------- ------------------ ----------------- ----------------
     Net realized and change in
        unrealized gains (losses) on
        investments                          1,800,230         202,793              686,911     4,100,594
                                         ------------- ------------------ ----------------- ----------------
     Net increase (decrease) in net
        assets resulting from
        operations                         $ 2,746,466       $ 195,829          $ 1,291,936   $ 3,964,658
                                         ============= ================== ================= ================

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

MSF MORGAN STANLEY                 MSF            MSF METLIFE                    MSF    MSF MET/ARTISAN                MSF
        EAFE INDEX    MFS TOTAL RETURN    MID CAP STOCK INDEX    DAVIS VENTURE VALUE      MID CAP VALUE    JENNISON GROWTH
       SUB-ACCOUNT         SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT        SUB-ACCOUNT        SUB-ACCOUNT
--------------------- ------------------- ---------------------- ---------------------- ------------------ ------------------
         $ 874,978         $ 1,152,885              $ 288,957            $ 4,527,614        $ 1,169,554          $ 790,490
--------------------- ------------------- ---------------------- ---------------------- ------------------ ------------------
           515,433             558,086                501,223              7,105,757          2,726,334          2,831,285
            58,946              73,364                 47,949              1,269,306            459,561            513,132
--------------------- ------------------- ---------------------- ---------------------- ------------------ ------------------
           574,379             631,450                549,172              8,375,063          3,185,895          3,344,417
--------------------- ------------------- ---------------------- ---------------------- ------------------ ------------------
           300,599             521,435               (260,215)            (3,847,449)        (2,016,341)        (2,553,927)
--------------------- ------------------- ---------------------- ---------------------- ------------------ ------------------
                --                  --                 41,056                     --                 --                 --
          (373,439)           (860,808)               (55,246)               724,558         (8,689,096)           113,415
--------------------- ------------------- ---------------------- ---------------------- ------------------ ------------------
          (373,439)           (860,808)               (14,190)               724,558         (8,689,096)           113,415
--------------------- ------------------- ---------------------- ---------------------- ------------------ ------------------
         3,884,414           3,449,400              9,587,123             57,763,744         35,137,677         23,243,885
--------------------- ------------------- ---------------------- ---------------------- ------------------ ------------------
         3,510,975           2,588,592              9,572,933             58,488,302         26,448,581         23,357,300
--------------------- ------------------- ---------------------- ---------------------- ------------------ ------------------
       $ 3,811,574         $ 3,110,027            $ 9,312,718           $ 54,640,853       $ 24,432,240       $ 20,803,373
===================== =================== ====================== ====================== ================== ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                                                                MSF WESTERN ASSET
                                          MSF BLACKROCK    MSF T. ROWE PRICE           MANAGEMENT MSF OPPENHEIMER
                                           MONEY MARKET     SMALL CAP GROWTH      U.S. GOVERNMENT   GLOBAL EQUITY
                                            SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT     SUB-ACCOUNT
                                          ---------------- -------------------- ----------------- ------------------
INVESTMENT INCOME:
     Dividends                                     $ 90                 $ --          $ 4,079,194       $ 143,488
                                         ----------------- -------------------- ----------------- ------------------
EXPENSES:
     Mortality and expense risk and
        other charges                         8,033,137               98,188            2,309,048         129,562
     Administrative charges                   1,467,554               11,927              455,669          26,693
                                          ---------------- -------------------- ----------------- ------------------
        Total expenses                        9,500,691              110,115            2,764,717         156,255
                                          ---------------- -------------------- ----------------- ------------------
           Net investment income (loss)      (9,500,601)            (110,115)           1,314,477         (12,767)
                                          ---------------- -------------------- ----------------- ------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                     --                   --              467,468              --
     Realized gains (losses) on sale of
        investments                                  --              262,986              226,514        (121,999)
                                          ---------------- -------------------- ----------------- ------------------
           Net realized gains (losses)               --              262,986              693,982        (121,999)
                                          ---------------- -------------------- ----------------- ------------------
     Change in unrealized gains (losses)
        on investments                               --            1,841,343            3,670,982       1,598,724
                                          ---------------- -------------------- ----------------- ------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                  --            2,104,329            4,364,964       1,476,725
                                          ---------------- -------------------- ----------------- ------------------
     Net increase (decrease) in net
        assets resulting from operations   $ (9,500,601)         $ 1,994,214          $ 5,679,441     $ 1,463,958
                                         ================= ==================== ================= ==================

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                          MSF METLIFE         MSF METLIFE                                  MSF METLIFE
          MSF METLIFE    CONSERVATIVE     CONSERVATIVE TO         MSF METLIFE              MODERATE TO    MSF T. ROWE PRICE
AGGRESSIVE ALLOCATION      ALLOCATION MODERATE ALLOCATION MODERATE ALLOCATION    AGGRESSIVE ALLOCATION     LARGE CAP GROWTH
          SUB-ACCOUNT     SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT              SUB-ACCOUNT          SUB-ACCOUNT
------------------------ ------------ ------------------- ---------------------- ------------------------ --------------------
             $ 19,517       $ 474,067           $ 288,649         $ 1,153,011              $ 1,142,281                $ 768
------------------------ ------------ ------------------- ---------------------- ------------------------ --------------------
               27,606         169,084             128,632             675,468                  789,404               15,747
                4,622          29,215              21,315             113,947                  133,515                2,901
------------------------ ------------ ------------------- ---------------------- ------------------------ --------------------
               32,228         198,299             149,947             789,415                  922,919               18,648
------------------------ ------------ ------------------- ---------------------- ------------------------ --------------------
              (12,711)        275,768             138,702             363,596                  219,362              (17,880)
------------------------ ------------ ------------------- ---------------------- ------------------------ --------------------
                   --              --                  --                  --                       --                   --
              (45,643)        354,562             107,507            (281,593)                (651,563)               4,288
------------------------ ------------ ------------------- ---------------------- ------------------------ --------------------
              (45,643)        354,562             107,507            (281,593)                (651,563)               4,288
------------------------ ------------ ------------------- ---------------------- ------------------------ --------------------
              292,785         307,150             548,177           4,846,286                6,983,802              174,952
------------------------ ------------ ------------------- ---------------------- ------------------------ --------------------
              247,142         661,712             655,684           4,564,693                6,332,239              179,240
------------------------ ------------ ------------------- ---------------------- ------------------------ --------------------
            $ 234,431       $ 937,480           $ 794,386         $ 4,928,289              $ 6,551,601            $ 161,360
======================== ============ =================== ====================== ======================== ====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                                                MSF NEUBERGER    MSF MET/DIMENSIONAL       MSF VAN ECK
                                           MSF LOOMIS SAYLES           BERMAN    INTERNATIONAL SMALL    GLOBAL NATURAL
                                              SMALL CAP CORE    MID CAP VALUE                COMPANY         RESOURCES
                                                 SUB-ACCOUNT      SUB-ACCOUNT            SUB-ACCOUNT       SUB-ACCOUNT
                                           -------------------- ---------------- ---------------------- -----------------
INVESTMENT INCOME:
     Dividends                                          $ --          $ 1,534              $ 314,235          $ 97,524
                                           -------------------- ---------------- ---------------------- -----------------
EXPENSES:
     Mortality and expense risk and
        other charges                                 57,031           10,028                327,987           514,805
     Administrative charges                            9,594            1,760                 60,349            97,321
                                           -------------------- ---------------- ---------------------- -----------------
        Total expenses                                66,625           11,788                388,336           612,126
                                           -------------------- ---------------- ---------------------- -----------------
           Net investment income (loss)              (66,625)         (10,254)               (74,101)         (514,602)
                                           -------------------- ---------------- ---------------------- -----------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                          --               --              1,195,267         2,087,390
     Realized gains (losses) on sale of
        investments                                   52,849           14,391                245,227            13,045
                                           -------------------- ---------------- ---------------------- -----------------
           Net realized gains (losses)                52,849           14,391              1,440,494         2,100,435
                                           -------------------- ---------------- ---------------------- -----------------
     Change in unrealized gains (losses)
        on investments                             1,146,011          277,374              4,020,489        12,805,750
                                           -------------------- ---------------- ---------------------- -----------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                1,198,860          291,765              5,460,983        14,906,185
                                           -------------------- ---------------- ---------------------- -----------------
     Net increase (decrease) in net assets
        resulting from operations                $ 1,132,235        $ 281,511            $ 5,386,882      $ 14,391,583
                                           ==================== ================ ====================== =================

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

      FEDERATED    FEDERATED HIGH                                                         ALGER    T. ROWE PRICE
 CAPITAL INCOME       INCOME BOND    FEDERATED KAUFMAN    NEUBERGER GENESIS    SMALL CAP GROWTH     GROWTH STOCK
SUB-ACCOUNT (b)       SUB-ACCOUNT      SUB-ACCOUNT (b)          SUB-ACCOUNT         SUB-ACCOUNT      SUB-ACCOUNT
------------------ ----------------- -------------------- -------------------- ------------------- ----------------
           $ 36           $ 2,201                 $ --                 $ --                $ --          $ 3,832
------------------ ----------------- -------------------- -------------------- ------------------- ----------------
            175               389                  834                   79             711,530           59,850
             --                --                   --                   --                  --               --
------------------ ----------------- -------------------- -------------------- ------------------- ----------------
            175               389                  834                   79             711,530           59,850
------------------ ----------------- -------------------- -------------------- ------------------- ----------------
           (139)            1,812                 (834)                 (79)           (711,530)         (56,018)
------------------ ----------------- -------------------- -------------------- ------------------- ----------------
             --                --                   --                   --                  --               --
            (39)              (31)                 (21)                 463            (350,422)          12,135
------------------ ----------------- -------------------- -------------------- ------------------- ----------------
            (39)              (31)                 (21)                 463            (350,422)          12,135
------------------ ----------------- -------------------- -------------------- ------------------- ----------------
          1,123             1,676               10,091                1,309          12,464,995        1,033,917
------------------ ----------------- -------------------- -------------------- ------------------- ----------------
          1,084             1,645               10,070                1,772          12,114,573        1,046,052
------------------ ----------------- -------------------- -------------------- ------------------- ----------------
          $ 945           $ 3,457              $ 9,236              $ 1,693        $ 11,403,043        $ 990,034
================== ================= ==================== ==================== =================== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                                                                                  AMERICAN FUNDS
                                                 T. ROWE PRICE    T. ROWE PRICE    JANUS ASPEN      GLOBAL SMALL
                                           INTERNATIONAL STOCK    PRIME RESERVE      WORLDWIDE    CAPITALIZATION
                                                   SUB-ACCOUNT      SUB-ACCOUNT    SUB-ACCOUNT       SUB-ACCOUNT
                                           ---------------------- ---------------- -------------- -----------------
INVESTMENT INCOME:
     Dividends                                         $ 9,678            $ 168           $ 36       $ 1,162,008
                                           ---------------------- ---------------- -------------- -----------------
EXPENSES:
     Mortality and expense risk and
        other charges                                    7,620           12,351             51           786,513
     Administrative charges                                 --               --             --           113,358
                                           ---------------------- ---------------- -------------- -----------------
        Total expenses                                   7,620           12,351             51           899,871
                                           ---------------------- ---------------- -------------- -----------------
           Net investment income (loss)                  2,058          (12,183)           (15)          262,137
                                           ---------------------- ---------------- -------------- -----------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                         2,581               --             --                --
     Realized gains (losses) on sale of
        investments                                     (8,280)              --             51          (620,368)
                                           ---------------------- ---------------- -------------- -----------------
           Net realized gains (losses)                  (5,699)              --             51          (620,368)
                                           ---------------------- ---------------- -------------- -----------------
     Change in unrealized gains (losses)
        on investments                                 114,449               --            785        13,607,870
                                           ---------------------- ---------------- -------------- -----------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                    108,750               --            836        12,987,502
                                           ---------------------- ---------------- -------------- -----------------
     Net increase (decrease) in net assets
        resulting from operations                    $ 110,808        $ (12,183)         $ 821      $ 13,249,639
                                           ====================== ================ ============== =================

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

AMERICAN FUNDS    AMERICAN FUNDS    AMERICAN FUNDS    AMERICAN FUNDS     FTVIPT MUTUAL      FTVIPT TEMPLETON
        GROWTH     GROWTH-INCOME     GLOBAL GROWTH              BOND SHARES SECURITIES    FOREIGN SECURITIES
   SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT           SUB-ACCOUNT
----------------- ----------------- ----------------- -------------- -------------------- ---------------------
   $ 3,623,277       $ 3,623,812       $ 2,711,542       $ 2,469,726       $ 1,567,236           $ 1,337,413
----------------- ----------------- ----------------- -------------- -------------------- ---------------------
     5,954,636         3,049,328         2,215,406           786,597         1,157,531             1,115,695
     1,100,375           520,392           433,543           179,482           241,439               178,171
----------------- ----------------- ----------------- -------------- -------------------- ---------------------
     7,055,011         3,569,720         2,648,949           966,079         1,398,970             1,293,866
----------------- ----------------- ----------------- -------------- -------------------- ---------------------
    (3,431,734)           54,092            62,593         1,503,647           168,266                43,547
----------------- ----------------- ----------------- -------------- -------------------- ---------------------
            --                --                --                --                --                    --
      (567,706)         (942,084)         (242,233)           71,340          (385,340)             (879,380)
----------------- ----------------- ----------------- -------------- -------------------- ---------------------
      (567,706)         (942,084)         (242,233)           71,340          (385,340)             (879,380)
----------------- ----------------- ----------------- -------------- -------------------- ---------------------
    84,253,153        24,414,298        18,852,792         1,549,414         9,513,224             5,846,879
----------------- ----------------- ----------------- -------------- -------------------- ---------------------
    83,685,447        23,472,214        18,610,559         1,620,754         9,127,884             4,967,499
----------------- ----------------- ----------------- -------------- -------------------- ---------------------
  $ 80,253,713      $ 23,526,306      $ 18,673,152       $ 3,124,401       $ 9,296,150           $ 5,011,046
================= ================= ================= ============== ==================== =====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                                                                     FTVIPT TEMPLETON FTVIPT FRANKLIN
                                            FTVIPT TEMPLETON      FTVIPT FRANKLIN         GLOBAL BOND SMALL CAP VALUE
                                           GROWTH SECURITIES    INCOME SECURITIES          SECURITIES      SECURITIES
                                                 SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT     SUB-ACCOUNT
                                           -------------------- -------------------- ---------------- ------------------
INVESTMENT INCOME:
     Dividends                                     $ 593,829          $ 9,966,679           $ 868,342       $ 143,826
                                           -------------------- -------------------- ---------------- ------------------
EXPENSES:
     Mortality and expense risk and
        other charges                                527,806            1,783,341             684,188         212,922
     Administrative charges                          107,487              377,366             158,829          49,063
                                           -------------------- -------------------- ---------------- ------------------
        Total expenses                               635,293            2,160,707             843,017         261,985
                                           -------------------- -------------------- ---------------- ------------------
           Net investment income (loss)              (41,464)           7,805,972              25,325        (118,159)
                                           -------------------- -------------------- ---------------- ------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                          --                   --             157,085              --
     Realized gains (losses) on sale of
        investments                               (1,194,460)            (465,020)             71,872          54,701
                                           -------------------- -------------------- ---------------- ------------------
           Net realized gains (losses)            (1,194,460)            (465,020)            228,957          54,701
                                           -------------------- -------------------- ---------------- ------------------
     Change in unrealized gains (losses)
        on investments                             3,626,718            9,173,322           7,083,996       5,414,279
                                           -------------------- -------------------- ---------------- ------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                2,432,258            8,708,302           7,312,953       5,468,980
                                           -------------------- -------------------- ---------------- ------------------
     Net increase (decrease) in net assets
        resulting from operations                $ 2,390,794         $ 16,514,274         $ 7,338,278     $ 5,350,821
                                           ==================== ==================== ================ ==================

(a) For the period May 3, 2010 to December 31, 2010.

(c) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                        PIONEER VCT  PIONEER VCT         PIONEER VCT      PIONEER VCT PIONEER VCT
UIF U.S. REAL ESTATE           BOND CULLEN VALUE    EMERGING MARKETS    EQUITY INCOME        FUND
         SUB-ACCOUNT    SUB-ACCOUNT  SUB-ACCOUNT         SUB-ACCOUNT      SUB-ACCOUNT SUB-ACCOUNT
----------------------- ----------- --------------- ------------------- ------------- --------------
         $ 1,320,960      $ 106,688     $ 11,513             $ 3,369          $ 7,659     $ 2,642
----------------------- ----------- --------------- ------------------- ------------- --------------
             764,984         28,141       25,019              14,744            5,117       2,651
             153,396          5,658        4,970               2,644              912         583
----------------------- ----------- --------------- ------------------- ------------- --------------
             918,380         33,799       29,989              17,388            6,029       3,234
----------------------- ----------- --------------- ------------------- ------------- --------------
             402,580         72,889      (18,476)            (14,019)           1,630        (592)
----------------------- ----------- --------------- ------------------- ------------- --------------
                  --             --           --                  --               --          --
          (3,793,020)        28,371       22,967              51,198           17,928       1,674
----------------------- ----------- --------------- ------------------- ------------- --------------
          (3,793,020)        28,371       22,967              51,198           17,928       1,674
----------------------- ----------- --------------- ------------------- ------------- --------------
          18,634,695         55,693      155,011             110,840           38,303      32,740
----------------------- ----------- --------------- ------------------- ------------- --------------
          14,841,675         84,064      177,978             162,038           56,231      34,414
----------------------- ----------- --------------- ------------------- ------------- --------------
        $ 15,244,255      $ 156,953    $ 159,502           $ 148,019         $ 57,861    $ 33,822
======================= =========== =============== =================== ============= ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                           PIONEER VCT IBBOTSON PIONEER VCT IBBOTSON   PIONEER VCT    PIONEER VCT REAL
                                              GROWTH ALLOCATION  MODERATE ALLOCATION MID CAP VALUE       ESTATE SHARES
                                                    SUB-ACCOUNT          SUB-ACCOUNT   SUB-ACCOUNT         SUB-ACCOUNT
                                           -------------------- -------------------- ---------------- ----------------
INVESTMENT INCOME:
     Dividends                                        $ 333,393            $ 643,849     $ 337,027             $ 5,409
                                           -------------------- -------------------- ---------------- ----------------
EXPENSES:
     Mortality and expense risk and
        other charges                                   249,686              328,293       465,847               2,986
     Administrative charges                              44,216               63,518        96,556                 551
                                           -------------------- -------------------- ---------------- ----------------
        Total expenses                                  293,902              391,811       562,403               3,537
                                           -------------------- -------------------- ---------------- ----------------
           Net investment income (loss)                  39,491              252,038      (225,376)              1,872
                                           -------------------- -------------------- ---------------- ----------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                             --                   --            --                  --
     Realized gains (losses) on sale of
        investments                                     360,330              221,662      (237,712)             28,087
                                           -------------------- -------------------- ---------------- ----------------
           Net realized gains (losses)                  360,330              221,662      (237,712)             28,087
                                           -------------------- -------------------- ---------------- ----------------
     Change in unrealized gains (losses)
        on investments                                1,818,686            2,500,603     6,635,500              27,619
                                           -------------------- -------------------- ---------------- ----------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                   2,179,016            2,722,265     6,397,788              55,706
                                           -------------------- -------------------- ---------------- ----------------
     Net increase (decrease) in net assets
        resulting from operations                   $ 2,218,507          $ 2,974,303   $ 6,172,412            $ 57,578
                                           ==================== ==================== ================ ================

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                                                          LMPVET
              LMPVET                LMPVET  CLEARBRIDGE VARIABLE                LMPVET                LMPVET                LMPVET
CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE           FUNDAMENTAL  CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE
    SMALL CAP GROWTH       LARGE CAP VALUE         ALL CAP VALUE          APPRECIATION     AGGRESSIVE GROWTH      LARGE CAP GROWTH
         SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
--------------------- --------------------- --------------------- --------------------- --------------------- ---------------------
                $ --              $ 75,586           $ 1,556,462           $ 2,549,002             $ 195,409               $ 6,925
--------------------- --------------------- --------------------- --------------------- --------------------- ---------------------
             327,041                38,094             1,079,364             1,682,048             1,697,456                91,852
              64,955                 6,248               217,229               348,246               332,306                15,087
--------------------- --------------------- --------------------- --------------------- --------------------- ---------------------
             391,996                44,342             1,296,593             2,030,294             2,029,762               106,939
--------------------- --------------------- --------------------- --------------------- --------------------- ---------------------
            (391,996)               31,244               259,869               518,708            (1,834,353)             (100,014)
--------------------- --------------------- --------------------- --------------------- --------------------- ---------------------
                  --                    --                    --                    --                    --                    --
              96,515               (95,704)             (692,388)              (46,528)             (729,737)              (67,178)
--------------------- --------------------- --------------------- --------------------- --------------------- ---------------------
              96,515               (95,704)             (692,388)              (46,528)             (729,737)              (67,178)
--------------------- --------------------- --------------------- --------------------- --------------------- ---------------------
           6,313,023               249,108            13,378,879            15,933,466            31,554,611               580,884
--------------------- --------------------- --------------------- --------------------- --------------------- ---------------------
           6,409,538               153,404            12,686,491            15,886,938            30,824,874               513,706
--------------------- --------------------- --------------------- --------------------- --------------------- ---------------------
         $ 6,017,542             $ 184,648          $ 12,946,360          $ 16,405,646          $ 28,990,521             $ 413,692
===================== ===================== ===================== ===================== ===================== =====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONCLUDED)
FOR THE YEAR ENDED DECEMBER 31, 2010

                                                                         LMPVET
                                           LMPVET INVESTMENT        CLEARBRIDGE              LMPVET                  LMPVET
                                            COUNSEL VARIABLE    VARIABLE EQUITY         CLEARBRIDGE    CLEARBRIDGE VARIABLE
                                            SOCIAL AWARENESS     INCOME BUILDER    VARIABLE CAPITAL       DIVIDEND STRATEGY
                                                 SUB-ACCOUNT        SUB-ACCOUNT         SUB-ACCOUNT             SUB-ACCOUNT
                                           -------------------- ------------------ ------------------- -----------------------
INVESTMENT INCOME:
     Dividends                                       $ 6,582        $ 2,879,006            $ 40,567               $ 161,132
                                           -------------------- ------------------ ------------------- -----------------------
EXPENSES:
     Mortality and expense risk and
        other charges                                  7,215            875,364              78,428                  83,281
     Administrative charges                            1,325            175,898              12,599                  13,943
                                           -------------------- ------------------ ------------------- -----------------------
        Total expenses                                 8,540          1,051,262              91,027                  97,224
                                           -------------------- ------------------ ------------------- -----------------------
           Net investment income (loss)               (1,958)         1,827,744             (50,460)                 63,908
                                           -------------------- ------------------ ------------------- -----------------------
NET REALIZED AND CHANGE IN
  UNREALIZED GAINS (LOSSES) ON
  INVESTMENTS:
     Realized gain distributions                          --                 --                  --                      --
     Realized gains (losses) on sale of
        investments                                  (15,882)        (2,284,460)           (459,328)               (127,436)
                                           -------------------- ------------------ ------------------- -----------------------
           Net realized gains (losses)               (15,882)        (2,284,460)           (459,328)               (127,436)
                                           -------------------- ------------------ ------------------- -----------------------
     Change in unrealized gains (losses)
        on investments                                67,430          7,931,196           1,016,611                 598,520
                                           -------------------- ------------------ ------------------- -----------------------
     Net realized and change in
        unrealized gains (losses) on
        investments                                   51,548          5,646,736             557,283                 471,084
                                           -------------------- ------------------ ------------------- -----------------------
     Net increase (decrease) in net assets
        resulting from operations                   $ 49,590        $ 7,474,480           $ 506,823               $ 534,992
                                           ==================== ================== =================== =======================

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                                                                   LMPVIT WESTERN
            LMPVET                LMPVET                LMPVET     ASSET VARIABLE           LMPVIT WESTERN
VARIABLE LIFESTYLE    VARIABLE LIFESTYLE    VARIABLE LIFESTYLE    ADJUSTABLE RATE    ASSET VARIABLE GLOBAL
    ALLOCATION 50%        ALLOCATION 70%        ALLOCATION 85%             INCOME          HIGH YIELD BOND
       SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT        SUB-ACCOUNT              SUB-ACCOUNT
--------------------- --------------------- --------------------- ------------------ ------------------------
         $ 351,792              $ 67,686             $ 913,002           $ 23,448              $ 5,101,414
--------------------- --------------------- --------------------- ------------------ ------------------------
           112,783                45,195               583,866             29,272                  687,794
            21,428                 8,277               132,131              5,366                  134,601
--------------------- --------------------- --------------------- ------------------ ------------------------
           134,211                53,472               715,997             34,638                  822,395
--------------------- --------------------- --------------------- ------------------ ------------------------
           217,581                14,214               197,005            (11,190)               4,279,019
--------------------- --------------------- --------------------- ------------------ ------------------------
                --                    --                    --                 --                       --
          (104,317)              (75,321)              (47,518)           (34,178)                (257,958)
--------------------- --------------------- --------------------- ------------------ ------------------------
          (104,317)              (75,321)              (47,518)           (34,178)                (257,958)
--------------------- --------------------- --------------------- ------------------ ------------------------
         1,061,494               464,939             7,347,126            200,066                2,633,790
--------------------- --------------------- --------------------- ------------------ ------------------------
           957,177               389,618             7,299,608            165,888                2,375,832
--------------------- --------------------- --------------------- ------------------ ------------------------
       $ 1,174,758             $ 403,832           $ 7,496,613          $ 154,698              $ 6,654,851
===================== ===================== ===================== ================== ========================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                        MIST LORD ABBETT GROWTH AND INCOME       MIST LORD ABBETT BOND DEBENTURE
                                                               SUB-ACCOUNT                           SUB-ACCOUNT
                                        -------------------- ---------------- -------------------- --------------
                                              2010                 2009             2010               2009
                                        ---------------- -------------------- ---------------- ------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)           $ (2,179,634)         $ 3,407,335     $ 11,561,665       $ 11,651,022
  Net realized gains (losses)             (11,738,174)         (19,779,752)         655,266         (2,618,629)
  Change in unrealized gains (losses)
     on investments                        88,503,005           89,166,515       14,381,461         53,160,028
                                        ---------------- -------------------- ---------------- ------------------
     Net increase (decrease) in net
       assets resulting from operations    74,585,197           72,794,098       26,598,392         62,192,421
                                        ---------------- -------------------- ---------------- ------------------
CONTRACT TRANSACTIONS:
  Purchase payments received from
     contract owners                       34,498,056           24,790,970       19,319,664         13,520,954
  Net transfers (including fixed
     account)                              (9,485,921)          (9,170,650)      (2,789,729)         8,532,182
  Contract charges                         (1,907,565)          (1,725,909)      (1,255,669)        (1,091,983)
  Transfers for contract benefits and
     terminations                         (41,749,572)         (31,471,695)     (19,865,961)       (15,416,833)
                                        ---------------- -------------------- ---------------- ------------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions              (18,645,002)         (17,577,284)      (4,591,695)         5,544,320
                                        ---------------- -------------------- ---------------- ------------------
     Net increase (decrease) in
       net assets                          55,940,195           55,216,814       22,006,697         67,736,741
NET ASSETS:
  Beginning of year                       502,483,411          447,266,597      245,913,998        178,177,257
                                        ---------------- -------------------- ---------------- ------------------
  End of year                           $ 558,423,606        $ 502,483,411    $ 267,920,695      $ 245,913,998
                                        ================ ==================== ================ ==================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

MIST MORGAN STANLEY MID CAP GROWTH     MIST LORD ABBETT MID CAP VALUE                  MIST LAZARD MID CAP
                       SUB-ACCOUNT                        SUB-ACCOUNT                          SUB-ACCOUNT
------------------------------------- ---------------------------------- ----------------------------------
      2010                 2009             2010              2009             2010              2009
--------------- --------------------- ---------------- ----------------- ---------------- -----------------
$ (1,024,509)           $ (629,905)      $ (869,314)         $ 23,534       $ (891,874)       $ (414,902)
     249,855              (846,552)         114,776          (729,988)      (1,471,607)       (3,302,687)
  19,404,837            18,975,278       19,290,624        12,132,534       24,676,618        29,227,950
--------------- --------------------- ---------------- ----------------- ---------------- -----------------
  18,630,183            17,498,821       18,536,086        11,426,080       22,313,137        25,510,361
--------------- --------------------- ---------------- ----------------- ---------------- -----------------
  20,931,300            14,583,797       27,767,987        18,776,021       18,328,029        11,713,789
    (368,519)           (2,621,706)       5,462,249         8,850,724        1,824,089        (1,645,217)
    (484,810)             (293,779)        (589,256)         (241,571)        (711,764)         (500,917)
  (3,982,569)           (2,104,313)      (3,756,372)       (1,808,129)      (7,455,077)       (4,372,768)
--------------- --------------------- ---------------- ----------------- ---------------- -----------------
  16,095,402             9,563,999       28,884,608        25,577,045       11,985,277         5,194,887
--------------- --------------------- ---------------- ----------------- ---------------- -----------------
  34,725,585            27,062,820       47,420,694        37,003,125       34,298,414        30,705,248
  54,290,087            27,227,267       60,902,685        23,899,560      100,906,992        70,201,744
--------------- --------------------- ---------------- ----------------- ---------------- -----------------
$ 89,015,672          $ 54,290,087    $ 108,323,379      $ 60,902,685    $ 135,205,406     $ 100,906,992
=============== ===================== ================ ================= ================ =================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                           MIST INVESCO SMALL CAP GROWTH    MIST HARRIS OAKMARK INTERNATIONAL
                                                             SUB-ACCOUNT                         SUB-ACCOUNT
                                        ----------------------------------- ------------------------------------
                                              2010                2009            2010                2009
                                        ---------------- ------------------ ----------------     ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)           $ (2,468,565)      $ (1,876,335)       $ 702,155        $ 14,134,303
  Net realized gains (losses)                (466,657)        (2,814,981)      (2,155,945)         (8,257,515)
  Change in unrealized gains (losses)
     on investments                        37,724,319         37,631,558       54,275,769          95,170,553
                                        ---------------- ------------------ ----------------     ---------------
     Net increase (decrease) in net
       assets resulting from operations    34,789,097         32,940,242       52,821,979         101,047,341
                                        ---------------- ------------------ ----------------     ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received from
     contract owners                       22,455,325         14,721,210       82,957,906          32,490,984
  Net transfers (including fixed
     account)                              (1,342,715)          (558,124)      35,195,388              44,876
  Contract charges                           (883,578)          (683,499)      (2,086,105)         (1,394,770)
  Transfers for contract benefits and
     terminations                          (8,881,497)        (6,393,128)     (18,631,233)        (11,888,624)
                                        ---------------- ------------------ ----------------     ---------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions               11,347,535          7,086,459       97,435,956          19,252,466
                                        ---------------- ------------------ ----------------     ---------------
     Net increase (decrease) in
       net assets                          46,136,632         40,026,701      150,257,935         120,299,807
NET ASSETS:
  Beginning of year                       140,473,926        100,447,225      309,481,262         189,181,455
                                        ---------------- ------------------ ----------------     ---------------
  End of year                           $ 186,610,558      $ 140,473,926    $ 459,739,197       $ 309,481,262
                                        ================ ================== ================ ===================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                                                                                                                   MIST
MIST THIRD AVENUE SMALL CAP VALUE     MIST OPPENHEIMER CAPITAL APPRECIATION    LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH
                      SUB-ACCOUNT                               SUB-ACCOUNT                                 SUB-ACCOUNT
------------------------------------ ---------------------------------------- -------------------------------------------
      2010                2009             2010                    2009             2010                       2009
---------------- ------------------- ---------------- ----------------------- ---------------- --------------------------
 $ (1,246,284)       $ (1,038,997)    $ (2,151,099)           $ (2,827,781)    $ (1,332,850)              $ (1,032,858)
     (801,208)           (856,195)      (9,290,928)            (16,868,181)        (927,201)                (3,151,338)
   51,293,976          53,626,734       25,130,998              81,408,078       19,271,527                 21,503,806
---------------- ------------------- ---------------- ----------------------- ---------------- --------------------------
   49,246,484          51,731,542       13,688,971              61,712,116       17,011,476                 17,319,610
---------------- ------------------- ---------------- ----------------------- ---------------- --------------------------
   35,681,864          26,362,759        3,281,141               3,154,999       12,070,122                  5,272,403
   (1,476,974)          2,707,898       (7,070,024)             (9,985,808)       5,475,099                 (1,962,041)
   (1,539,921)         (1,222,132)        (906,090)               (960,351)        (468,260)                  (379,561)
  (16,870,282)        (12,018,057)     (14,069,318)            (11,619,466)      (4,991,971)                (3,535,631)
---------------- ------------------- ---------------- ----------------------- ---------------- --------------------------
   15,794,687          15,830,468      (18,764,291)            (19,410,626)      12,084,990                   (604,830)
---------------- ------------------- ---------------- ----------------------- ---------------- --------------------------
   65,041,171          67,562,010       (5,075,320)             42,301,490       29,096,466                 16,714,780
  262,479,306         194,917,296      201,465,075             159,163,585       73,409,292                 56,694,512
---------------- ------------------- ---------------- ----------------------- ---------------- --------------------------
$ 327,520,477       $ 262,479,306    $ 196,389,755           $ 201,465,075    $ 102,505,758               $ 73,409,292
================ =================== ================ ======================= ================ ==========================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                   MIST PIMCO TOTAL RETURN                MIST RCM TECHNOLOGY
                                                               SUB-ACCOUNT                        SUB-ACCOUNT
                                        ------------------------------------- ----------------------------------
                                                 2010               2009             2010              2009
                                        ------------------ ------------------ ----------------    -------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)             $ 23,217,472       $ 36,006,518     $ (1,373,160)       $ (856,547)
  Net realized gains (losses)                11,470,536         28,108,034         (256,411)       (4,131,893)
  Change in unrealized gains (losses)
     on investments                          43,519,330         43,548,561       22,084,395        28,745,651
                                        ------------------ ------------------ ----------------    -------------
     Net increase (decrease) in net
       assets resulting from operations      78,207,338        107,663,113       20,454,824        23,757,211
                                        ------------------ ------------------ ----------------    -------------
CONTRACT TRANSACTIONS:
  Purchase payments received from
     contract owners                        528,002,334        283,591,707       15,191,832         8,378,739
  Net transfers (including fixed
     account)                               193,559,819        186,018,088        4,638,445         7,819,129
  Contract charges                           (9,123,029)        (3,508,859)        (485,886)         (308,883)
  Transfers for contract benefits and
     terminations                           (84,494,300)       (60,877,549)      (4,684,902)       (2,421,353)
                                        ------------------ ------------------ ----------------    -------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions                627,944,824        405,223,387       14,659,489        13,467,632
                                        ------------------ ------------------ ----------------    -------------
     Net increase (decrease) in
       net assets                           706,152,162        512,886,500       35,114,313        37,224,843
NET ASSETS:
  Beginning of year                       1,055,450,302        542,563,802       74,614,703        37,389,860
                                        ------------------ ------------------ ----------------    -------------
  End of year                           $ 1,761,602,464    $ 1,055,450,302    $ 109,729,016      $ 74,614,703
                                        ================== ================== ================   ==============

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

MIST PIMCO INFLATION PROTECTED BOND    MIST T. ROWE PRICE MID CAP GROWTH     MIST MFS RESEARCH INTERNATIONAL
                        SUB-ACCOUNT                          SUB-ACCOUNT                         SUB-ACCOUNT
-------------------------------------- ------------------------------------ -----------------------------------
         2010                  2009             2010                2009             2010               2009
----------------     ----------------  ----------------    ---------------  ---------------     --------------
  $ 3,575,617           $ 5,334,190     $ (4,952,884)       $ (3,080,007)       $ 219,400        $ 3,448,924
   15,232,778              (156,702)       1,190,797          (1,354,117)      (4,301,992)        (7,097,913)
   12,409,725            43,470,993       79,898,499          73,868,915       32,018,558         67,944,426
----------------     ----------------  ----------------    ---------------  ---------------     --------------
   31,218,120            48,648,481       76,136,412          69,434,791       27,935,966         64,295,437
----------------     ----------------  ----------------    ---------------  ---------------     --------------
  186,076,017           108,272,363       81,005,710          48,579,554       33,595,278         30,714,776
   55,668,915            91,767,453       16,938,802          11,965,211       (4,781,993)        (5,055,706)
   (3,960,123)           (1,879,564)      (1,874,240)         (1,056,634)      (1,690,651)        (1,383,407)
  (36,501,799)          (23,038,668)     (15,531,496)         (9,815,630)     (17,692,270)       (12,091,315)
----------------     ----------------  ----------------    ---------------  ---------------     --------------
  201,283,010           175,121,584       80,538,776          49,672,501        9,430,364         12,184,348
----------------     ----------------  ----------------    ---------------  ---------------     --------------
  232,501,130           223,770,065      156,675,188         119,107,292       37,366,330         76,479,785
  478,661,744           254,891,679      258,174,943         139,067,651      281,155,296        204,675,511
----------------     ----------------  ----------------    ---------------  ---------------     --------------
$ 711,162,874         $ 478,661,744    $ 414,850,131       $ 258,174,943    $ 318,521,626      $ 281,155,296
================     ================  ================    ===============  ===============    ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                        MIST CLARION GLOBAL REAL ESTATE        MIST TURNER MID CAP GROWTH
                                                            SUB-ACCOUNT                       SUB-ACCOUNT
                                        ---------------------------------- ---------------------------------
                                              2010              2009            2010                2009
                                        ----------------     ------------- ---------------     -------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)            $ 6,777,671       $ 1,094,435    $ (1,052,221)       $ (702,339)
  Net realized gains (losses)              (1,407,595)       (3,927,292)       (238,041)       (3,199,344)
  Change in unrealized gains (losses)
     on investments                        10,898,100        28,010,276      16,851,840        20,390,571
                                        ----------------    ------------- ---------------     -------------
     Net increase (decrease) in net
       assets resulting from operations    16,268,176        25,177,419      15,561,578        16,488,888
                                        ----------------    ------------- ---------------     -------------
CONTRACT TRANSACTIONS:
  Purchase payments received from
     contract owners                       25,322,980        13,577,318      12,031,375         6,825,058
  Net transfers (including fixed
     account)                               6,872,912         1,492,861       4,219,138          (338,209)
  Contract charges                           (743,161)         (492,700)       (401,167)         (264,019)
  Transfers for contract benefits and
     terminations                          (6,511,048)       (5,599,109)     (3,352,777)       (2,298,537)
                                        ----------------    ------------- ---------------     -------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions               24,941,683         8,978,370      12,496,569         3,924,293
                                        ----------------    ------------- ---------------     -------------
     Net increase (decrease) in
       net assets                          41,209,859        34,155,789      28,058,147        20,413,181
NET ASSETS:
  Beginning of year                        98,120,895        63,965,106      55,630,594        35,217,413
                                        ----------------    ------------- ---------------     -------------
  End of year                           $ 139,330,754      $ 98,120,895    $ 83,688,741      $ 55,630,594
                                        ================   ============== ===============    ==============

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

MIST GOLDMAN SACHS MID CAP VALUE       MIST METLIFE DEFENSIVE STRATEGY        MIST METLIFE MODERATE STRATEGY
                     SUB-ACCOUNT                           SUB-ACCOUNT                          SUB-ACCOUNT
----------------------------------- ------------------------------------- -------------------------------------
      2010                2009             2010               2009               2010               2009
---------------- ------------------ ------------------ ------------------ ------------------ ------------------
   $ (611,735)        $ (285,815)      $ 24,675,209       $ 14,285,976       $ 21,827,918       $ 26,502,192
   (1,042,195)        (5,598,321)         6,974,977         13,352,866         (1,300,604)        27,972,825
   20,162,482         24,667,040        129,661,482        207,905,178        249,479,440        327,614,224
---------------- ------------------ ------------------ ------------------ ------------------ ------------------
   18,508,552         18,782,904        161,311,668        235,544,020        270,006,754        382,089,241
---------------- ------------------ ------------------ ------------------ ------------------ ------------------
   16,294,780             46,636        289,119,491        214,143,790        566,634,946        382,099,405
    4,973,575         (5,802,925)       209,055,614        210,670,824        221,642,130        158,217,461
     (421,017)          (419,044)       (13,246,517)        (8,298,113)       (18,256,739)       (11,449,813)
   (4,968,579)        (3,914,680)      (108,776,548)       (73,393,069)      (134,165,438)       (93,949,243)
---------------- ------------------ ------------------ ------------------ ------------------ ------------------
   15,878,759        (10,090,013)       376,152,040        343,123,432        635,854,899        434,917,810
---------------- ------------------ ------------------ ------------------ ------------------ ------------------
   34,387,311          8,692,891        537,463,708        578,667,452        905,861,653        817,007,051
   77,628,353         68,935,462      1,466,386,791        887,719,339      2,188,428,006      1,371,420,955
---------------- ------------------ ------------------ ------------------ ------------------ ------------------
$ 112,015,664       $ 77,628,353    $ 2,003,850,499    $ 1,466,386,791    $ 3,094,289,659    $ 2,188,428,006
================ ================== ================== ================== ================== ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                            MIST METLIFE BALANCED STRATEGY          MIST METLIFE GROWTH STRATEGY
                                                               SUB-ACCOUNT                           SUB-ACCOUNT
                                        ------------------------------------- -------------------------------------
                                               2010               2009               2010               2009
                                        ------------------ ------------------ ------------------ ------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)             $ 23,823,222      $ (63,616,568)       $ 4,153,595      $ (70,638,840)
  Net realized gains (losses)                (8,304,795)       (39,830,891)       (69,645,465)      (126,970,726)
  Change in unrealized gains (losses)
     on investments                         615,445,203      1,040,029,640        719,869,373      1,313,230,729
                                        ------------------ ------------------ ------------------ ------------------
     Net increase (decrease) in net
       assets resulting from operations     630,963,630        936,582,181        654,377,503      1,115,621,163
                                        ------------------ ------------------ ------------------ ------------------
CONTRACT TRANSACTIONS:
  Purchase payments received from
     contract owners                        999,224,042        610,294,471        209,101,091        366,476,905
  Net transfers (including fixed
     account)                               306,719,217        139,386,054       (103,089,847)      (199,867,285)
  Contract charges                          (39,416,993)       (29,471,803)       (44,853,911)       (41,661,343)
  Transfers for contract benefits and
     terminations                          (292,332,034)      (208,445,256)      (229,225,934)      (173,118,459)
                                        ------------------ ------------------ ------------------ ------------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions                974,194,232        511,763,466       (168,068,601)       (48,170,182)
                                        ------------------ ------------------ ------------------ ------------------
     Net increase (decrease) in
       net assets                         1,605,157,862      1,448,345,647        486,308,902      1,067,450,981
NET ASSETS:
  Beginning of year                       4,832,135,577      3,383,789,930      5,026,063,304      3,958,612,323
                                        ------------------ ------------------ ------------------ ------------------
  End of year                           $ 6,437,293,439    $ 4,832,135,577    $ 5,512,372,206    $ 5,026,063,304
                                        ================== ================== ================== ==================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

MIST METLIFE AGGRESSIVE STRATEGY            MIST VAN KAMPEN COMSTOCK       MIST LEGG MASON VALUE EQUITY
                     SUB-ACCOUNT                         SUB-ACCOUNT                        SUB-ACCOUNT
----------------------------------- ----------------------------------- ---------------------------------
      2010               2009             2010               2009            2010              2009
----------------   -------------- ----------------     -------------- ---------------     -------------
 $ (1,990,286)      $ (5,510,343)      $ (119,726)        $ (460,408)      $ 348,007         $ (16,433)
   (7,464,595)       (16,962,168)         104,490         (1,068,540)     (1,107,947)       (3,027,666)
   73,777,886        115,113,676       25,565,625         34,431,722       6,128,692        22,636,627
----------------   -------------- ----------------     -------------- ---------------     -------------
   64,323,005         92,641,165       25,550,389         32,902,774       5,368,752        19,592,528
----------------   -------------- ----------------     -------------- ---------------     -------------
   73,554,766         41,759,162       45,629,577         27,885,743      16,314,286        13,698,004
   (2,887,628)        (5,756,557)      10,047,975         66,012,743       4,334,364         2,844,859
   (2,698,799)        (2,281,803)        (973,881)          (479,581)       (575,256)         (363,256)
  (21,726,238)       (16,233,770)     (10,735,249)        (5,930,902)     (4,087,428)       (2,923,377)
----------------   -------------- ----------------     -------------- ---------------     -------------
   46,242,101         17,487,032       43,968,422         87,488,003      15,985,966        13,256,230
----------------   -------------- ----------------     -------------- ---------------     -------------
  110,565,106        110,128,197       69,518,811        120,390,777      21,354,718        32,848,758
  412,402,731        302,274,534      161,042,507         40,651,730      77,277,821        44,429,063
----------------   -------------- ----------------     -------------- ---------------     -------------
$ 522,967,837      $ 412,402,731    $ 230,561,318      $ 161,042,507    $ 98,632,539      $ 77,277,821
================   ============== ================     ============== ===============     =============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                        MIST MFS EMERGING MARKETS EQUITY    MIST LOOMIS SAYLES GLOBAL MARKETS
                                                             SUB-ACCOUNT                          SUB-ACCOUNT
                                        ---------------------------------- -------------------------------------
                                                 2010               2009             2010                2009
                                        ----------------   ---------------  ----------------     ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)           $ (1,558,940)        $ (194,930)     $ 1,306,860           $ 175,348
  Net realized gains (losses)                 184,674         (1,132,770)        (479,440)         (3,107,251)
  Change in unrealized gains (losses)
     on investments                        57,796,915         56,909,602       17,346,226          21,190,524
                                        ----------------   ---------------  ----------------     ---------------
     Net increase (decrease) in net
       assets resulting from operations    56,422,649         55,581,902       18,173,646          18,258,621
                                        ----------------   ---------------  ----------------     ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received from
     contract owners                       98,823,178         47,544,106       23,179,133          10,702,120
  Net transfers (including fixed
     account)                              33,608,948         32,034,394       23,135,238           5,516,677
  Contract charges                         (1,721,209)          (694,901)        (622,257)           (370,960)
  Transfers for contract benefits and
     terminations                         (11,726,391)        (5,126,179)      (4,077,382)         (2,073,246)
                                        ----------------   ---------------  ----------------     ---------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions              118,984,526         73,757,420       41,614,732          13,774,591
                                        ----------------   ---------------  ----------------     ---------------
     Net increase (decrease) in
       net assets                         175,407,175        129,339,322       59,788,378          32,033,212
NET ASSETS:
  Beginning of year                       189,762,080         60,422,758       77,383,467          45,350,255
                                        ----------------   ---------------  ----------------     ---------------
  End of year                           $ 365,169,255      $ 189,762,080    $ 137,171,845        $ 77,383,467
                                        ================   ===============  ================     ===============

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

   MIST JANUS FORTY                  MIST DREMAN SMALL CAP VALUE              MIST PIONEER FUND
        SUB-ACCOUNT                                  SUB-ACCOUNT                    SUB-ACCOUNT
--------------------------------- --------------------------------- ----------------------------------
        2010              2009            2010              2009             2010              2009
--------------- ----------------- --------------- ----------------- ---------------- -----------------
  $ (133,826)       $ (298,143)     $ (203,405)       $ (138,611)      $ (478,869)         $ 33,212
      36,628          (800,679)        154,017          (293,997)          88,907           (31,424)
   3,912,856         6,731,098       3,630,265         4,683,332       13,686,623         8,417,448
--------------- ----------------- --------------- ----------------- ---------------- -----------------
   3,815,658         5,632,276       3,580,877         4,250,724       13,296,661         8,419,236
--------------- ----------------- --------------- ----------------- ---------------- -----------------
  20,304,418         5,269,399       4,622,090         4,183,333       43,813,736        25,641,164
   9,195,931         2,113,444      (1,986,526)         (287,971)       6,452,572         3,919,423
    (235,237)         (129,910)       (171,270)         (116,706)        (405,987)         (107,948)
  (1,589,721)       (2,510,153)     (1,193,285)         (715,969)      (3,551,027)       (1,011,033)
--------------- ----------------- --------------- ----------------- ---------------- -----------------
  27,675,391         4,742,780       1,271,009         3,062,687       46,309,294        28,441,606
--------------- ----------------- --------------- ----------------- ---------------- -----------------
  31,491,049        10,375,056       4,851,886         7,313,411       59,605,955        36,860,842
  21,865,637        11,490,581      19,575,088        12,261,677       53,308,711        16,447,869
--------------- ----------------- --------------- ----------------- ---------------- -----------------
$ 53,356,686      $ 21,865,637    $ 24,426,974      $ 19,575,088    $ 112,914,666      $ 53,308,711
=============== ================= =============== ================= ================ =================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                           MIST PIONEER STRATEGIC INCOME    MIST BLACKROCK LARGE CAP CORE
                                                             SUB-ACCOUNT                      SUB-ACCOUNT
                                        ----------------------------------- --------------------------------
                                                 2010               2009           2010              2009
                                        --------------   ----------------  --------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)           $ 10,372,053        $ 6,029,903      $ (52,523)        $ (18,960)
  Net realized gains (losses)                 393,452           (191,058)       (80,252)         (301,081)
  Change in unrealized gains (losses)
     on investments                        20,915,857         42,593,196      1,037,963         1,074,214
                                        --------------   ----------------  --------------  ----------------
     Net increase (decrease) in net
       assets resulting from operations    31,681,362         48,432,041        905,188           754,173
                                        --------------   ----------------  --------------  ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received from
     contract owners                      122,502,926         76,452,855      3,102,112           838,893
  Net transfers (including fixed
     account)                              35,965,663          7,690,397      1,040,120           144,646
  Contract charges                         (1,532,681)          (656,970)       (53,878)          (31,944)
  Transfers for contract benefits and
     terminations                         (20,015,981)        (9,969,287)      (458,682)         (226,128)
                                        --------------   ----------------  --------------  ----------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions              136,919,927         73,516,995      3,629,672           725,467
                                        --------------   ----------------  --------------  ----------------
     Net increase (decrease) in
       net assets                         168,601,289        121,949,036      4,534,860         1,479,640
NET ASSETS:
  Beginning of year                       251,000,578        129,051,542      5,078,728         3,599,088
                                        --------------   ----------------  --------------  ----------------
  End of year                           $ 419,601,867      $ 251,000,578    $ 9,613,588       $ 5,078,728
                                        ==============   ================  ==============  ================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

      MIST BLACKROCK HIGH YIELD     MIST RAINIER LARGE CAP EQUITY    MIST AMERICAN FUNDS BALANCED ALLOCATION
                    SUB-ACCOUNT                       SUB-ACCOUNT                                SUB-ACCOUNT
---------------------------------- --------------------------------- ------------------------------------------
         2010              2009            2010              2009               2010                    2009
---------------- ----------------- --------------- ----------------- ------------------ -----------------------
  $ 5,677,284       $ 1,095,795      $ (418,759)       $ (217,515)      $ (9,940,079)          $ (12,236,408)
    7,521,614           422,595        (368,008)       (3,536,480)         1,431,438                 191,299
    4,162,987        18,932,338       5,878,677         9,381,760        218,397,822             219,603,120
---------------- ----------------- --------------- ----------------- ------------------ -----------------------
   17,361,885        20,450,728       5,091,910         5,627,765        209,889,181             207,558,011
---------------- ----------------- --------------- ----------------- ------------------ -----------------------
   48,324,470        27,978,785       8,349,710         9,306,349        780,028,567             542,325,700
   25,077,556        40,605,633        (344,347)       (2,781,759)       248,657,423             260,661,354
     (890,146)         (298,135)       (271,652)         (166,701)       (14,036,590)             (4,189,539)
   (7,785,000)       (2,168,156)     (1,335,546)       (1,235,750)       (61,424,966)            (24,044,834)
---------------- ----------------- --------------- ----------------- ------------------ -----------------------
   64,726,880        66,118,127       6,398,165         5,122,139        953,224,434             774,752,681
---------------- ----------------- --------------- ----------------- ------------------ -----------------------
   82,088,765        86,568,855      11,490,075        10,749,904      1,163,113,615             982,310,692
  100,278,538        13,709,683      34,404,016        23,654,112      1,315,175,709             332,865,017
---------------- ----------------- --------------- ----------------- ------------------ -----------------------
$ 182,367,303     $ 100,278,538    $ 45,894,091      $ 34,404,016    $ 2,478,289,324         $ 1,315,175,709
================ ================= =============== ================= ================== =======================



The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                MIST AMERICAN FUNDS BOND          MIST AMERICAN FUNDS GROWTH
                                                             SUB-ACCOUNT                         SUB-ACCOUNT
                                        ----------------------------------- -----------------------------------
                                                 2010               2009             2010               2009
                                        ---------------- ------------------ ---------------- ------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)              $ 122,992       $ (1,269,526)    $ (4,592,485)      $ (2,182,895)
  Net realized gains (losses)                 228,924             28,504          791,765           (519,260)
  Change in unrealized gains (losses)
     on investments                         6,583,360          8,847,600       65,409,390         49,442,762
                                        ---------------- ------------------ ---------------- ------------------
     Net increase (decrease) in net
       assets resulting from operations     6,935,276          7,606,578       61,608,670         46,740,607
                                        ---------------- ------------------ ---------------- ------------------
CONTRACT TRANSACTIONS:
  Purchase payments received from
     contract owners                       95,186,014         62,636,955      154,860,118        103,582,571
  Net transfers (including fixed
     account)                              40,265,959         46,203,898       38,314,169         37,218,397
  Contract charges                         (1,541,781)          (344,696)      (2,420,201)          (695,505)
  Transfers for contract benefits and
     terminations                          (7,200,361)        (3,127,075)     (10,207,058)        (3,714,491)
                                        ---------------- ------------------ ---------------- ------------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions              126,709,831        105,369,082      180,547,028        136,390,972
                                        ---------------- ------------------ ---------------- ------------------
     Net increase (decrease) in
       net assets                         133,645,107        112,975,660      242,155,698        183,131,579
NET ASSETS:
  Beginning of year                       141,146,685         28,171,025      238,097,827         54,966,248
                                        ---------------- ------------------ ---------------- ------------------
  End of year                           $ 274,791,792      $ 141,146,685    $ 480,253,525      $ 238,097,827
                                        ================ ================== ================ ==================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

MIST AMERICAN FUNDS GROWTH ALLOCATION    MIST AMERICAN FUNDS INTERNATIONAL    MIST AMERICAN FUNDS MODERATE ALLOCATION
                          SUB-ACCOUNT                          SUB-ACCOUNT                                SUB-ACCOUNT
---------------------------------------- ------------------------------------ -----------------------------------------
           2010                  2009             2010                2009               2010                    2009
------------------ --------------------- ---------------- ------------------- ------------------ -----------------------
   $ (8,649,027)        $ (13,577,682)    $ (1,838,588)       $ (1,592,046)      $ (1,746,826)           $ (7,890,743)
      4,410,087               841,106          590,124            (265,007)           442,079                   4,019
    148,410,760           282,438,706       18,687,175          38,360,906         99,071,297             114,712,832
------------------ --------------------- ---------------- ------------------- ------------------ -----------------------
    144,171,820           269,702,130       17,438,711          36,503,853         97,766,550             106,826,108
------------------ --------------------- ---------------- ------------------- ------------------ -----------------------
    180,475,839           328,976,500       99,256,032          67,379,015        427,726,570             350,843,448
     18,088,978           119,673,133       24,122,092          22,261,881        133,946,313             173,945,155
    (11,094,760)           (6,021,052)      (1,627,834)           (553,760)        (9,314,240)             (2,681,289)
    (41,629,664)          (22,708,729)      (6,247,664)         (2,420,645)       (37,039,718)            (13,664,347)
------------------ --------------------- ---------------- ------------------- ------------------ -----------------------
    145,840,393           419,919,852      115,502,626          86,666,491        515,318,925             508,442,967
------------------ --------------------- ---------------- ------------------- ------------------ -----------------------
    290,012,213           689,621,982      132,941,337         123,170,344        613,085,475             615,269,075
  1,164,848,803           475,226,821      168,980,812          45,810,468        839,089,528             223,820,453
------------------ --------------------- ---------------- ------------------- ------------------ -----------------------
$ 1,454,861,016       $ 1,164,848,803    $ 301,922,149       $ 168,980,812    $ 1,452,175,003           $ 839,089,528
================== ===================== ================ =================== ================== =======================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                                                MIST MET/FRANKLIN TEMPLETON
                                        MIST MET/FRANKLIN MUTUAL SHARES                   FOUNDING STRATEGY
                                                            SUB-ACCOUNT                         SUB-ACCOUNT
                                        ---------------------------------- -----------------------------------
                                                 2010              2009             2010               2009
                                        ---------------- ----------------- ---------------- ------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)           $ (1,390,510)       $ (549,255)    $ (7,646,828)      $ (5,049,630)
  Net realized gains (losses)               1,266,548           (53,543)       2,432,686            451,638
  Change in unrealized gains (losses)
     on investments                         9,275,276         9,923,609       46,152,780         92,147,991
                                        ---------------- ----------------- ---------------- ------------------
     Net increase (decrease) in net
       assets resulting from operations     9,151,314         9,320,811       40,938,638         87,549,999
                                        ---------------- ----------------- ---------------- ------------------
CONTRACT TRANSACTIONS:
  Purchase payments received from
     contract owners                       35,685,384        21,824,367       90,556,345        107,223,575
  Net transfers (including fixed
     account)                              17,119,197        19,440,639       24,451,171         64,570,368
  Contract charges                           (611,489)         (175,693)      (4,270,744)        (2,316,785)
  Transfers for contract benefits and
     terminations                          (2,680,809)         (996,731)     (19,144,666)       (11,687,873)
                                        ---------------- ----------------- ---------------- ------------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions               49,512,283        40,092,582       91,592,106        157,789,285
                                        ---------------- ----------------- ---------------- ------------------
     Net increase (decrease) in
       net assets                          58,663,597        49,413,393      132,530,744        245,339,284
NET ASSETS:
  Beginning of year                        62,452,238        13,038,845      438,687,403        193,348,119
                                        ---------------- ----------------- ---------------- ------------------
  End of year                           $ 121,115,835      $ 62,452,238    $ 571,218,147      $ 438,687,403
                                        ================ ================= ================ ==================



(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

            MIST SSGA GROWTH ETF     MIST SSGA GROWTH AND INCOME ETF    MIST MET/TEMPLETON INTERNATIONAL BOND
                     SUB-ACCOUNT                         SUB-ACCOUNT                              SUB-ACCOUNT
----------------------------------- ----------------------------------- ---------------------------------------
      2010               2009             2010               2009            2010                  2009 (a)
---------------- ------------------ ---------------- ------------------ --------------- ------------------------
   $ (475,732)        $ (500,314)    $ (2,837,549)        $ (964,411)     $ (202,517)               $ (28,316)
    1,702,495          1,358,621          133,539            278,018          44,288                    2,410
   29,566,077         26,439,276       78,303,612         34,296,659       2,042,343                  237,577
---------------- ------------------ ---------------- ------------------ --------------- ------------------------
   30,792,840         27,297,583       75,599,602         33,610,266       1,884,114                  211,671
---------------- ------------------ ---------------- ------------------ --------------- ------------------------
   80,239,314         86,105,143      380,468,433        183,863,776      17,534,053                4,368,717
   59,618,400         50,157,768      246,936,681         96,458,703       9,043,816                3,873,921
   (1,658,321)          (168,097)      (4,250,216)          (172,125)       (128,805)                  (3,092)
   (6,830,381)        (1,590,434)     (17,106,759)        (2,286,739)       (469,277)                 (12,693)
---------------- ------------------ ---------------- ------------------ --------------- ------------------------
  131,369,012        134,504,380      606,048,139        277,863,615      25,979,787                8,226,853
---------------- ------------------ ---------------- ------------------ --------------- ------------------------
  162,161,852        161,801,963      681,647,741        311,473,881      27,863,901                8,438,524
  163,291,494          1,489,531      314,125,011          2,651,130       8,438,524                       --
---------------- ------------------ ---------------- ------------------ --------------- ------------------------
$ 325,453,346      $ 163,291,494    $ 995,772,752      $ 314,125,011    $ 36,302,425              $ 8,438,524
================ ================== ================ ================== =============== ========================


The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                 MIST               MIST
                                        MET/TEMPLETON    MET/EATON VANCE
                                               GROWTH      FLOATING RATE    INVESCO V.I. CORE EQUITY
                                          SUB-ACCOUNT        SUB-ACCOUNT                 SUB-ACCOUNT
                                        ---------------- ------------------ ---------------------------
                                              2010 (b)           2010 (b)        2010           2009
                                        ---------------- ------------------ ------------ --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)              $ (52,847)         $ (68,479)    $ (1,724)       $ 1,360
  Net realized gains (losses)                  (6,335)             3,564          604        (16,052)
  Change in unrealized gains (losses)
     on investments                           499,282            384,248       31,231        103,659
                                        ---------------- ------------------ ------------ --------------
     Net increase (decrease) in net
       assets resulting from operations       440,100            319,333       30,111         88,967
                                        ---------------- ------------------ ------------ --------------
CONTRACT TRANSACTIONS:
  Purchase payments received from
     contract owners                        2,919,536          6,853,875           --             --
  Net transfers (including fixed
     account)                               4,153,672          9,283,240       (4,682)       (10,577)
  Contract charges                             (5,446)           (16,372)          --             --
  Transfers for contract benefits and
     terminations                            (127,457)          (105,761)     (39,341)       (62,473)
                                        ---------------- ------------------ ------------ --------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions                6,940,305         16,014,982      (44,023)       (73,050)
                                        ---------------- ------------------ ------------ --------------
     Net increase (decrease) in
       net assets                           7,380,405         16,334,315      (13,912)        15,917
NET ASSETS:
  Beginning of year                                --                 --      407,845        391,928
                                        ---------------- ------------------ ------------ --------------
  End of year                             $ 7,380,405       $ 16,334,315    $ 393,933      $ 407,845
                                        ================ ================== ============ ==============



(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

INVESCO V.I. CAPITAL APPRECIATION    INVESCO V.I. INTERNATIONAL GROWTH    INVESCO V.I. BASIC BALANCED
                      SUB-ACCOUNT                          SUB-ACCOUNT                    SUB-ACCOUNT
------------------------------------ ----------------------------------- -------------------------------
     2010                    2009             2010                2009         2010              2009
------------   --------------------- ----------------   ----------------  ------------  ----------------
   $ (951)               $ (1,132)       $ 562,475           $ 176,901      $ 1,348           $ 8,459
   (6,842)                (16,131)          41,708             (59,133)      (6,291)          (57,173)
   26,623                  42,046       10,609,535          13,640,583       20,472           111,144
------------   --------------------- ----------------   ----------------  ------------  ----------------
   18,830                  24,783       11,213,718          13,758,351       15,529            62,430
------------   --------------------- ----------------   ----------------  ------------  ----------------
       --                      --       36,782,367          23,590,536           --                --
      (43)                 (3,492)       2,732,799           1,766,090       (3,757)          (38,367)
       --                      --         (509,705)           (252,722)          --                --
  (33,542)                (24,515)      (3,646,505)         (1,507,974)     (17,482)          (50,744)
------------   --------------------- ----------------   ----------------  ------------  ----------------
  (33,585)                (28,007)      35,358,956          23,595,930      (21,239)          (89,111)
------------   --------------------- ----------------   ----------------  ------------  ----------------
  (14,755)                 (3,224)      46,572,674          37,354,281       (5,710)          (26,681)
  157,420                 160,644       65,315,391          27,961,110      262,318           288,999
------------   --------------------- ----------------   ----------------  ------------  ----------------
$ 142,665               $ 157,420    $ 111,888,065        $ 65,315,391    $ 256,608         $ 262,318
============   ===================== ================   ================  ============  ================


The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                        INVESCO V.I. GLOBAL REAL ESTATE      INVESCO V.I. CAPITAL GROWTH
                                                            SUB-ACCOUNT                      SUB-ACCOUNT
                                        ---------------------------------- ------------------------------
                                               2010                2009         2010              2009
                                        -------------- ------------------- ------------ -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)            $ 262,267           $ (43,055)    $ (1,663)         $ (1,273)
  Net realized gains (losses)               (35,497)           (195,448)        (661)          (11,410)
  Change in unrealized appreciation
     (depreciation) on investments          795,938           1,256,847       22,436            61,642
                                        -------------- ------------------- ------------ -----------------
     Net increase (decrease) in net
       assets resulting from operations   1,022,708           1,018,344       20,112            48,959
                                        -------------- ------------------- ------------ -----------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners                               3,138,876           1,457,840           --                --
  Net transfers (including fixed
     account)                               418,871             140,769          (50)           (3,531)
  Contract charges                          (40,040)            (21,122)          --                --
  Transfers for contract benefits &
     terminations                          (298,589)           (169,585)      (6,344)          (17,305)
                                        -------------- ------------------- ------------ -----------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions              3,219,118           1,407,902       (6,394)          (20,836)
                                        -------------- ------------------- ------------ -----------------
     Net increase (decrease) in
       net assets                         4,241,826           2,426,246       13,718            28,123
NET ASSETS:
  Beginning of year                       4,786,308           2,360,062      117,046            88,923
                                        -------------- ------------------- ------------ -----------------
  End of year                           $ 9,028,134         $ 4,786,308    $ 130,764         $ 117,046
                                        ============== =================== ============ =================


(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

 INVESCO V.I. GROWTH AND INCOME      INVESCO V.I. EQUITY AND INCOME    INVESCO V.I. U.S. MID CAP VALUE
                    SUB-ACCOUNT                         SUB-ACCOUNT                        SUB-ACCOUNT
---------------------------------- ----------------------------------- ----------------------------------
      2010                 2009          2010                  2009         2010                  2009
---------------- ----------------- ---------------- ------------------ --------------- ------------------
 $ (1,665,286)      $ 1,695,011      $ 1,428,806        $ 2,636,596      $ (112,096)         $ (16,876)
        5,754           (72,754)        (177,941)        (1,942,156)         20,908           (183,244)
   16,781,592        17,669,646       29,567,980         39,158,557       4,289,045          3,959,933
---------------- ----------------- ---------------- ------------------ --------------- ------------------
   15,122,060        19,291,903       30,818,845         39,852,997       4,197,857          3,759,813
---------------- ----------------- ---------------- ------------------ --------------- ------------------
   40,927,969        31,207,291       75,371,131         63,347,128       9,830,122          4,910,207
    4,412,046         3,908,767        7,697,762            858,130        (335,610)           (49,234)
     (662,294)         (338,292)      (1,230,553)          (633,902)       (125,359)           (68,356)
   (6,967,310)       (3,982,405)     (16,932,459)       (12,262,683)       (829,616)          (345,188)
---------------- ----------------- ---------------- ------------------ --------------- ------------------
   37,710,411        30,795,361       64,905,881         51,308,673       8,539,537          4,447,429
---------------- ----------------- ---------------- ------------------ --------------- ------------------
   52,832,471        50,087,264       95,724,726         91,161,670      12,737,394          8,207,242
  107,604,807        57,517,543      249,400,082        158,238,412      15,401,650          7,194,408
---------------- ----------------- ---------------- ------------------ --------------- ------------------
$ 160,437,278     $ 107,604,807    $ 345,124,808      $ 249,400,082    $ 28,139,044       $ 15,401,650
================ ================= ================ ================== =============== ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                           MFS VIT RESEARCH          MFS VIT INVESTORS TRUST
                                                SUB-ACCOUNT                      SUB-ACCOUNT
                                        -------------------------- --------------------------
                                             2010          2009        2010           2009
                                        ------------ ------------- ----------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)             $ (531)         $ 35       $ (45)         $ 176
  Net realized gains (losses)               1,434        (3,435)       (490)        (1,543)
  Change in unrealized appreciation
     (depreciation) on investments         14,248        27,152       3,782         12,125
                                        ------------ ------------- ----------- --------------
     Net increase (decrease) in net
       assets resulting from operations    15,151        23,752       3,247         10,758
                                        ------------ ------------- ----------- --------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners                                    --            --          --             --
  Net transfers (including fixed
     account)                                  --        (3,812)         --             --
  Contract charges                             --            --          --             --
  Transfers for contract benefits &
     terminations                         (13,820)       (3,398)    (12,601)        (6,391)
                                        ------------ ------------- ----------- --------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions              (13,820)       (7,210)    (12,601)        (6,391)
                                        ------------ ------------- ----------- --------------
     Net increase (decrease) in
       net assets                           1,331        16,542      (9,354)         4,367
NET ASSETS:
  Beginning of year                       111,057        94,515      52,758         48,391
                                        ------------ ------------- ----------- --------------
  End of year                           $ 112,388     $ 111,057    $ 43,404       $ 52,758
                                        ============ ============= =========== ==============

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

  MFS VIT NEW DISCOVERY    OPPENHEIMER VA MAIN STREET    OPPENHEIMER VA CORE BOND
            SUB-ACCOUNT                   SUB-ACCOUNT                 SUB-ACCOUNT
-------------------------- ----------------------------- ---------------------------
    2010           2009         2010             2009       2010             2009
----------- -------------- ------------ ---------------- ---------- ----------------
  $ (676)        $ (574)      $ (333)           $ 611      $ 781           $ (865)
   1,723        (10,436)      (1,607)          (3,478)   (25,321)         (34,236)
  13,838         31,574       17,514           30,582     27,071           34,717
----------- -------------- ------------ ---------------- ---------- ----------------
  14,885         20,564       15,574           27,715      2,531             (384)
----------- -------------- ------------ ---------------- ---------- ----------------
      --             --           --               --         --               --
    (323)       (19,686)          --               --         --          (21,078)
      --             --           --               --         --               --
 (13,188)           (41)     (17,151)         (15,288)   (50,402)         (16,787)
----------- -------------- ------------ ---------------- ---------- ----------------
 (13,511)       (19,727)     (17,151)         (15,288)   (50,402)         (37,865)
----------- -------------- ------------ ---------------- ---------- ----------------
   1,374            837       (1,577)          12,427    (47,871)         (38,249)
  45,491         44,654      120,826          108,399     57,756           96,005
----------- -------------- ------------ ---------------- ---------- ----------------
$ 46,865       $ 45,491    $ 119,249        $ 120,826    $ 9,885         $ 57,756
=========== ============== ============ ================ ========== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                        OPPENHEIMER VA GLOBAL STRATEGIC INCOME OPPENHEIMER VA MAIN STREET SMALL CAP
                                                                   SUB-ACCOUNT                          SUB-ACCOUNT
                                        -------------------------------------- ------------------------------------
                                           2010                        2009            2010                 2009
                                        ----------  -------------------------- ---------------  -------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)          $ 1,178                      $ (115)     $ (533,716)          $ (245,661)
  Net realized gains (losses)               610                         (83)        126,865              (27,101)
  Change in unrealized appreciation
     (depreciation) on investments         (781)                      2,311      12,065,565           10,675,311
                                        ----------  -------------------------- ---------------  -------------------
     Net increase (decrease) in net
       assets resulting from operations   1,007                       2,113      11,658,714           10,402,549
                                        ----------  -------------------------- ---------------  -------------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners                                  --                          --      18,693,771           14,554,796
  Net transfers (including fixed
     account)                                --                          --      (1,159,906)             818,939
  Contract charges                           --                          --        (343,300)            (175,957)
  Transfers for contract benefits &
     terminations                       (11,485)                       (792)     (2,399,412)          (1,090,745)
                                        ----------  -------------------------- ---------------  -------------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions            (11,485)                       (792)     14,791,153           14,107,033
                                        ----------  -------------------------- ---------------  -------------------
     Net increase (decrease) in
       net assets                       (10,478)                      1,321      26,449,867           24,509,582
NET ASSETS:
  Beginning of year                      14,575                      13,254      43,881,910           19,372,328
                                        ----------  -------------------------- ---------------  -------------------
  End of year                           $ 4,097                    $ 14,575    $ 70,331,777         $ 43,881,910
                                        ========== =========================== =============== ====================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

    OPPENHEIMER VA MONEY         FIDELITY VIP ASSET MANAGER                 FIDELITY VIP GROWTH
             SUB-ACCOUNT                        SUB-ACCOUNT                         SUB-ACCOUNT
--------------------------- ---------------------------------- -----------------------------------
     2010           2009             2010              2009             2010               2009
------------ -------------- ---------------- ----------------- ---------------- ------------------
 $ (1,605)      $ (1,340)       $ 303,216         $ 950,626     $ (1,406,064)      $ (1,021,896)
       --             --       (1,337,144)       (3,930,612)      (2,035,626)        (5,620,142)
       --             --       12,924,187        25,436,293       30,948,642         34,339,329
------------ -------------- ---------------- ----------------- ---------------- ------------------
   (1,605)        (1,340)      11,890,259        22,456,307       27,506,952         27,697,291
------------ -------------- ---------------- ----------------- ---------------- ------------------
       --             --        2,625,696         3,045,081        5,252,607          5,974,891
       --             --       (3,532,576)       (4,201,921)      (4,311,860)        (5,240,430)
       --             --          (17,088)          (19,514)         (28,747)           (33,667)
       (2)       (30,396)     (11,293,877)       (7,713,451)     (11,675,407)        (9,169,633)
------------ -------------- ---------------- ----------------- ---------------- ------------------
       (2)       (30,396)     (12,217,845)       (8,889,805)     (10,763,407)        (8,468,839)
------------ -------------- ---------------- ----------------- ---------------- ------------------
   (1,607)       (31,736)        (327,586)       13,566,502       16,743,545         19,228,452
  117,917        149,653      102,112,475        88,545,973      130,641,959        111,413,507
------------ -------------- ---------------- ----------------- ---------------- ------------------
$ 116,310      $ 117,917    $ 101,784,889     $ 102,112,475    $ 147,385,504      $ 130,641,959
============ ============== ================ ================= ================ ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                 FIDELITY VIP CONTRAFUND             FIDELITY VIP OVERSEAS
                                                             SUB-ACCOUNT                       SUB-ACCOUNT
                                        ----------------------------------- -------------------------------
                                                 2010               2009           2010             2009
                                        ---------------- ------------------ -------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)             $ (350,918)         $ 229,547        $ 7,515         $ 49,646
  Net realized gains (losses)              (2,817,261)        (8,147,043)      (210,565)        (335,524)
  Change in unrealized appreciation
     (depreciation) on investments         54,045,265         85,877,398        839,726        1,550,624
                                        ---------------- ------------------ -------------- ----------------
     Net increase (decrease) in net
       assets resulting from operations    50,877,086         77,959,902        636,676        1,264,746
                                        ---------------- ------------------ -------------- ----------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners                                48,392,314         37,790,703        110,002          129,298
  Net transfers (including fixed
     account)                              (4,433,949)        (5,777,656)      (181,503)         (11,251)
  Contract charges                           (680,969)          (373,565)           (61)             (70)
  Transfers for contract benefits &
     terminations                         (27,989,530)       (18,696,848)      (581,613)        (513,397)
                                        ---------------- ------------------ -------------- ----------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions               15,287,866         12,942,634       (653,175)        (395,420)
                                        ---------------- ------------------ -------------- ----------------
     Net increase (decrease) in
       net assets                          66,164,952         90,902,536        (16,499)         869,326
NET ASSETS:
  Beginning of year                       313,576,644        222,674,108      6,282,775        5,413,449
                                        ---------------- ------------------ -------------- ----------------
  End of year                           $ 379,741,596      $ 313,576,644    $ 6,266,276      $ 6,282,775
                                        ================ ================== ============== ================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

   FIDELITY VIP EQUITY-INCOME            FIDELITY VIP INDEX 500            FIDELITY VIP MONEY MARKET
                  SUB-ACCOUNT                       SUB-ACCOUNT                         SUB-ACCOUNT
-------------------------------- --------------------------------- ------------------------------------
       2010              2009            2010              2009              2010               2009
-------------- ----------------- --------------- ----------------- ----------------- ------------------
   $ 21,440          $ 49,168       $ 349,575         $ 736,951      $ (1,226,178)        $ (268,588)
   (368,831)         (854,761)        747,147        (1,065,596)           49,334                 --
  1,122,280         2,262,987       7,212,312        14,484,264                --                 --
-------------- ----------------- --------------- ----------------- ----------------- ------------------
    774,889         1,457,394       8,309,034        14,155,619        (1,176,844)          (268,588)
-------------- ----------------- --------------- ----------------- ----------------- ------------------
     42,332            19,311               1             3,054     1,083,470,105         54,255,706
   (216,013)         (257,254)     (2,819,598)       (3,083,161)   (1,061,048,748)       (40,739,904)
         --                --         (29,920)          (34,782)           (5,638)            (7,822)
   (789,438)         (800,253)     (7,037,362)       (5,126,122)       (4,468,030)        (4,368,200)
-------------- ----------------- --------------- ----------------- ----------------- ------------------
   (963,119)       (1,038,196)     (9,886,879)       (8,241,011)       17,947,689          9,139,780
-------------- ----------------- --------------- ----------------- ----------------- ------------------
   (188,230)          419,198      (1,577,845)        5,914,608        16,770,845          8,871,192
  6,538,981         6,119,783      70,079,047        64,164,439        50,572,988         41,701,796
-------------- ----------------- --------------- ----------------- ----------------- ------------------
$ 6,350,751       $ 6,538,981    $ 68,501,202      $ 70,079,047      $ 67,343,833       $ 50,572,988
============== ================= =============== ================= ================= ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                   FIDELITY VIP MID CAP        FIDELITY VIP FUNDSMANAGER 60%
                                                            SUB-ACCOUNT                          SUB-ACCOUNT
                                        ---------------------------------- ------------------------------------
                                                 2010              2009               2010           2009 (c)
                                        ---------------- ----------------- ------------------ -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)           $ (1,744,848)       $ (629,458)       $ 3,900,321         $ 401,046
  Net realized gains (losses)                 558,154           312,025          2,447,161            38,717
  Change in unrealized appreciation
     (depreciation) on investments         36,279,089        24,075,131         84,722,208          (356,360)
                                        ---------------- ----------------- ------------------ -----------------
     Net increase (decrease) in net
       assets resulting from operations    35,092,395        23,757,698         91,069,690            83,403
                                        ---------------- ----------------- ------------------ -----------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners                                56,263,722        33,950,852            605,734        (1,091,042)
  Net transfers (including fixed
     account)                                (555,816)        3,031,315      1,058,443,175        37,223,652
  Contract charges                           (681,019)         (268,436)                --                --
  Transfers for contract benefits &
     terminations                          (6,657,156)       (3,171,116)        (9,735,236)             (689)
                                        ---------------- ----------------- ------------------ -----------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions               48,369,731        33,542,615      1,049,313,673        36,131,921
                                        ---------------- ----------------- ------------------ -----------------
     Net increase (decrease) in
       net assets                          83,462,126        57,300,313      1,140,383,363        36,215,324
NET ASSETS:
  Beginning of year                       103,784,411        46,484,098         36,215,324                --
                                        ---------------- ----------------- ------------------ -----------------
  End of year                           $ 187,246,537     $ 103,784,411    $ 1,176,598,687      $ 36,215,324
                                        ================ ================= ================== =================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

             DWS INTERNATIONAL             MSF FI VALUE LEADERS            MSF RUSSELL 2000 INDEX
                   SUB-ACCOUNT                      SUB-ACCOUNT                       SUB-ACCOUNT
--------------------------------- ------------------------------- ---------------------------------
        2010              2009           2010             2009            2010              2009
--------------- ----------------- -------------- ---------------- --------------- -----------------
   $ 171,534         $ 588,316      $ (15,392)        $ 30,744      $ (198,940)         $ 20,581
    (987,076)       (1,165,546)      (191,128)        (302,926)         84,268          (560,773)
     751,044         6,007,926        775,693          956,728       7,422,690         2,716,791
--------------- ----------------- -------------- ---------------- --------------- -----------------
     (64,498)        5,430,696        569,173          684,546       7,308,018         2,176,599
--------------- ----------------- -------------- ---------------- --------------- -----------------
   1,099,752         1,284,790        930,358          230,413      17,061,843         5,084,961
    (923,121)         (465,091)       234,046           73,108       8,588,645         3,198,545
      (3,204)           (3,929)       (26,263)         (20,896)       (110,588)           (3,189)
  (1,991,327)       (1,509,984)      (512,619)        (117,899)     (1,392,164)         (417,963)
--------------- ----------------- -------------- ---------------- --------------- -----------------
  (1,817,900)         (694,214)       625,522          164,726      24,147,736         7,862,354
--------------- ----------------- -------------- ---------------- --------------- -----------------
  (1,882,398)        4,736,482      1,194,695          849,272      31,455,754        10,038,953
  22,845,161        18,108,679      4,072,835        3,223,563      15,337,009         5,298,056
--------------- ----------------- -------------- ---------------- --------------- -----------------
$ 20,962,763      $ 22,845,161    $ 5,267,530      $ 4,072,835    $ 46,792,763      $ 15,337,009
=============== ================= ============== ================ =============== =================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                        MSF ARTIO INTERNATIONAL STOCK             MSF METLIFE STOCK INDEX
                                                          SUB-ACCOUNT                         SUB-ACCOUNT
                                        -------------------------------- -----------------------------------
                                               2010              2009             2010               2009
                                        -------------- ----------------- ---------------- ------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)             $ (7,860)        $ (41,775)      $ (321,143)         $ 845,701
  Net realized gains (losses)              (397,491)         (536,794)      (1,255,570)        (2,515,307)
  Change in unrealized appreciation
     (depreciation) on investments          580,114         1,254,318       38,151,546         57,162,274
                                        -------------- ----------------- ---------------- ------------------
     Net increase (decrease) in net
       assets resulting from operations     174,763           675,749       36,574,833         55,492,668
                                        -------------- ----------------- ---------------- ------------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners                                  16,090            26,434       42,455,345         36,568,257
  Net transfers (including fixed
     account)                               205,234            12,211        3,607,353         38,578,203
  Contract charges                           (1,253)           (1,363)      (1,245,063)          (792,619)
  Transfers for contract benefits &
     terminations                          (370,265)         (297,210)     (19,449,033)       (12,769,515)
                                        -------------- ----------------- ---------------- ------------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions               (150,194)         (259,928)      25,368,602         61,584,326
                                        -------------- ----------------- ---------------- ------------------
     Net increase (decrease) in
       net assets                            24,569           415,821       61,943,435        117,076,994
NET ASSETS:
  Beginning of year                       3,955,132         3,539,311      281,243,641        164,166,647
                                        -------------- ----------------- ---------------- ------------------
  End of year                           $ 3,979,701       $ 3,955,132    $ 343,187,076      $ 281,243,641
                                        ============== ================= ================ ==================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

MSF BLACKROCK LEGACY LARGE CAP GROWTH    MSF NEUBERGER BERMAN GENESIS         MSF BLACKROCK BOND INCOME
                          SUB-ACCOUNT                     SUB-ACCOUNT                       SUB-ACCOUNT
---------------------------------------- ------------------------------- ---------------------------------
       2010                      2009           2010             2009            2010              2009
-------------- ------------------------- -------------- ---------------- --------------- -----------------
 $ (117,547)                $ (78,977)     $ (71,882)       $ (18,016)      $ 946,236       $ 1,764,401
    313,167                   101,626       (650,477)        (601,664)         88,985          (268,086)
  1,246,529                 2,007,220      2,336,728        1,528,950       1,711,245         1,156,351
-------------- ------------------------- -------------- ---------------- --------------- -----------------
  1,442,149                 2,029,869      1,614,369          909,270       2,746,466         2,652,666
-------------- ------------------------- -------------- ---------------- --------------- -----------------
    718,471                   409,354        913,386        1,142,383       7,431,346         7,000,686
   (103,953)                5,415,621       (369,832)        (409,962)        (24,972)        3,408,567
    (44,148)                  (24,684)          (690)            (728)       (346,239)         (239,391)
   (868,449)                 (442,875)      (920,397)        (525,459)     (5,107,032)       (2,881,747)
-------------- ------------------------- -------------- ---------------- --------------- -----------------
   (298,079)                5,357,416       (377,533)         206,234       1,953,103         7,288,115
-------------- ------------------------- -------------- ---------------- --------------- -----------------
  1,144,070                 7,387,285      1,236,836        1,115,504       4,699,569         9,940,781
  8,419,085                 1,031,800      8,493,213        7,377,709      42,636,576        32,695,795
-------------- ------------------------- -------------- ---------------- --------------- -----------------
$ 9,563,155               $ 8,419,085    $ 9,730,049      $ 8,493,213    $ 47,336,145      $ 42,636,576
============== ========================= ============== ================ =============== =================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                        MSF BLACKROCK LARGE CAP VALUE    MSF BARCLAYS CAPITAL AGGREGATE BOND INDEX
                                                          SUB-ACCOUNT                                  SUB-ACCOUNT
                                        -------------------------------- --------------------------------------------
                                               2010              2009            2010                         2009
                                        -------------- ----------------- --------------- ----------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)             $ (6,964)          $ 5,693       $ 605,025                    $ 313,687
  Net realized gains (losses)              (131,394)         (205,113)        114,537                        7,943
  Change in unrealized appreciation
     (depreciation) on investments          334,187           443,173         572,374                       76,682
                                        -------------- ----------------- --------------- ----------------------------
     Net increase (decrease) in net
       assets resulting from operations     195,829           243,753       1,291,936                      398,312
                                        -------------- ----------------- --------------- ----------------------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners                                 206,964           219,198      39,404,408                   13,077,565
  Net transfers (including fixed
     account)                                 5,765                25      18,788,029                    9,346,152
  Contract charges                             (291)             (269)       (281,641)                      (7,068)
  Transfers for contract benefits &
     terminations                          (319,095)         (144,128)     (2,421,734)                    (817,015)
                                        -------------- ----------------- --------------- ----------------------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions               (106,657)           74,826      55,489,062                   21,599,634
                                        -------------- ----------------- --------------- ----------------------------
     Net increase (decrease) in
       net assets                            89,172           318,579      56,780,998                   21,997,946
NET ASSETS:
  Beginning of year                       2,783,413         2,464,834      29,893,966                    7,896,020
                                        -------------- ----------------- --------------- ----------------------------
  End of year                           $ 2,872,585       $ 2,783,413    $ 86,674,964                 $ 29,893,966
                                        ============== ================= =============== ============================



(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

      MSF MFS VALUE                MSF MORGAN STANLEY EAFE INDEX              MSF MFS TOTAL RETURN
        SUB-ACCOUNT                                  SUB-ACCOUNT                       SUB-ACCOUNT
--------------------------------- --------------------------------- --------------------------------=
        2010              2009            2010              2009            2010              2009
--------------- ----------------- --------------- ----------------- --------------- -----------------
  $ (135,936)       $ (439,728)      $ 300,599         $ 301,592       $ 521,435         $ 927,608
    (310,701)         (645,688)       (373,439)         (165,572)       (860,808)       (1,798,808)
   4,411,295         6,208,062       3,884,414         3,702,628       3,449,400         6,598,073
--------------- ----------------- --------------- ----------------- --------------- -----------------
   3,964,658         5,122,646       3,811,574         3,838,648       3,110,027         5,726,873
--------------- ----------------- --------------- ----------------- --------------- -----------------
   6,763,435         5,093,158      21,515,731         9,512,540       2,095,943         2,991,527
   2,915,996         3,024,185       8,263,400         3,378,259        (777,300)        1,298,745
    (238,593)         (154,910)       (160,371)           (2,492)        (82,268)          (69,493)
  (1,959,275)       (1,308,639)     (1,694,141)         (806,974)     (4,441,917)       (3,285,692)
--------------- ----------------- --------------- ----------------- --------------- -----------------
   7,481,563         6,653,794      27,924,619        12,081,333      (3,205,542)          935,087
--------------- ----------------- --------------- ----------------- --------------- -----------------
  11,446,221        11,776,440      31,736,193        15,919,981         (95,515)        6,661,960
  33,984,060        22,207,620      27,098,496        11,178,515      40,772,224        34,110,264
--------------- ----------------- --------------- ----------------- --------------- -----------------
$ 45,430,281      $ 33,984,060    $ 58,834,689      $ 27,098,496    $ 40,676,709      $ 40,772,224
=============== ================= =============== ================= =============== =================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                        MSF METLIFE MID CAP STOCK INDEX             MSF DAVIS VENTURE VALUE
                                                            SUB-ACCOUNT                         SUB-ACCOUNT
                                        ---------------------------------- -----------------------------------
                                              2010               2009             2010               2009
                                        --------------- ------------------ ---------------- ------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)            $ (260,215)          $ 27,603     $ (3,847,449)      $ (1,002,867)
  Net realized gains (losses)                (14,190)            87,129          724,558         (1,256,250)
  Change in unrealized appreciation
     (depreciation) on investments         9,587,123          4,737,345       57,763,744        114,664,484
                                        --------------- ------------------ ---------------- ------------------
     Net increase (decrease) in net
       assets resulting from operations    9,312,718          4,852,077       54,640,853        112,405,367
                                        --------------- ------------------ ---------------- ------------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners                               19,332,219          6,623,277       88,556,952         57,257,190
  Net transfers (including fixed
     account)                              8,788,748          2,625,094        8,497,558          3,145,313
  Contract charges                          (121,148)            (1,513)      (2,997,527)        (2,252,605)
  Transfers for contract benefits &
     terminations                         (1,822,663)          (795,299)     (29,777,128)       (22,653,418)
                                        --------------- ------------------ ---------------- ------------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions              26,177,156          8,451,559       64,279,855         35,496,480
                                        --------------- ------------------ ---------------- ------------------
     Net increase (decrease) in
       net assets                         35,489,874         13,303,636      118,920,708        147,901,847
NET ASSETS:
  Beginning of year                       23,983,061         10,679,425      487,864,492        339,962,645
                                        --------------- ------------------ ---------------- ------------------
  End of year                           $ 59,472,935       $ 23,983,061    $ 606,785,200      $ 487,864,492
                                        =============== ================== ================ ==================


(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

   MSF MET/ARTISAN MID CAP VALUE                 MSF JENNISON GROWTH        MSF BLACKROCK MONEY MARKET
                     SUB-ACCOUNT                         SUB-ACCOUNT                       SUB-ACCOUNT
----------------------------------- ----------------------------------- ---------------------------------
      2010               2009             2010               2009             2010             2009
---------------- ------------------ ---------------- ------------------ ---------------- ----------------
 $ (2,016,341)      $ (1,285,694)    $ (2,553,927)      $ (2,362,276)    $ (9,500,601)    $ (8,628,982)
   (8,689,096)       (12,233,086)         113,415         (1,582,386)              --               --
   35,137,677         69,654,908       23,243,885         51,528,912               --               --
---------------- ------------------ ---------------- ------------------ ---------------- ----------------
   24,432,240         56,136,128       20,803,373         47,584,250       (9,500,601)      (8,628,982)
---------------- ------------------ ---------------- ------------------ ---------------- ----------------
   15,548,005          9,640,019       37,818,417         27,418,833      200,280,780      247,789,417
   (7,453,544)        (5,448,819)       6,868,212         12,415,738     (102,198,285)    (167,281,841)
   (1,007,295)          (914,020)      (1,222,061)          (802,758)      (4,785,118)      (3,693,120)
  (13,585,886)       (10,206,566)     (11,101,785)        (8,371,760)    (106,443,255)     (86,957,735)
---------------- ------------------ ---------------- ------------------ ---------------- ----------------
   (6,498,720)        (6,929,386)      32,362,783         30,660,053      (13,145,878)     (10,143,279)
---------------- ------------------ ---------------- ------------------ ---------------- ----------------
   17,933,520         49,206,742       53,166,156         78,244,303      (22,646,479)     (18,772,261)
  195,923,686        146,716,944      190,651,501        112,407,198      576,532,284      595,304,545
---------------- ------------------ ---------------- ------------------ ---------------- ----------------
$ 213,857,206      $ 195,923,686    $ 243,817,657      $ 190,651,501    $ 553,885,805    $ 576,532,284
================ ================== ================ ================== ================ ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                                                 MSF WESTERN ASSET MANAGEMENT
                                        MSF T. ROWE PRICE SMALL CAP GROWTH                    U.S. GOVERNMENT
                                                               SUB-ACCOUNT                        SUB-ACCOUNT
                                        ------------------------------------- ----------------------------------
                                             2010                   2009             2010              2009
                                        --------------     ------------------ ----------------     -------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)           $ (110,115)             $ (77,786)     $ 1,314,477       $ 2,834,557
  Net realized gains (losses)               262,986                 16,037          693,982          (437,814)
  Change in unrealized appreciation
     (depreciation) on investments        1,841,343              1,900,637        3,670,982           506,647
                                        -------------- ---------------------- ---------------- -----------------
     Net increase (decrease) in net
       assets resulting from operations   1,994,214              1,838,888        5,679,441         2,903,390
                                        -------------- ---------------------- ---------------- -----------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners                                 153,649              1,681,267       59,447,399        46,830,938
  Net transfers (including fixed
     account)                               152,774                (63,313)      20,021,970        14,855,368
  Contract charges                          (55,446)               (31,369)      (1,131,770)         (516,513)
  Transfers for contract benefits &
     terminations                          (366,307)              (262,411)     (10,034,988)       (8,499,279)
                                        -------------- ---------------------- ---------------- -----------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions               (115,330)             1,324,174       68,302,611        52,670,514
                                        -------------- ---------------------- ---------------- -----------------
     Net increase (decrease) in
       net assets                         1,878,884              3,163,062       73,982,052        55,573,904
NET ASSETS:
  Beginning of year                       6,406,764              3,243,702      140,925,866        85,351,962
                                        -------------- ---------------------- ---------------- -----------------
  End of year                           $ 8,285,648            $ 6,406,764    $ 214,907,918     $ 140,925,866
                                        ============== ====================== ================ =================


(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

MSF OPPENHEIMER GLOBAL EQUITY    MSF METLIFE AGGRESSIVE ALLOCATION    MSF METLIFE CONSERVATIVE ALLOCATION
                  SUB-ACCOUNT                          SUB-ACCOUNT                            SUB-ACCOUNT
-------------------------------- ------------------------------------ --------------------------------------
        2010             2009           2010                  2009           2010                    2009
--------------- ---------------- -------------- --------------------- -------------- -----------------------
   $ (12,767)        $ 77,188      $ (12,711)              $ 7,084      $ 275,768               $ 108,062
    (121,999)        (449,562)       (45,643)             (123,785)       354,562                  40,974
   1,598,724        3,493,463        292,785               523,966        307,150               1,147,227
--------------- ---------------- -------------- --------------------- -------------- -----------------------
   1,463,958        3,121,089        234,431               407,265        937,480               1,296,263
--------------- ---------------- -------------- --------------------- -------------- -----------------------
      45,146          983,118          1,241                    --         74,196                 249,427
    (349,931)        (458,676)       288,322                80,850     (1,366,604)              3,917,097
     (46,244)         (35,753)        (8,043)               (7,755)       (80,329)                (66,864)
    (744,464)        (606,217)      (191,376)              (27,470)      (337,980)               (277,955)
--------------- ---------------- -------------- --------------------- -------------- -----------------------
  (1,095,493)        (117,528)        90,144                45,625     (1,710,717)              3,821,705
--------------- ---------------- -------------- --------------------- -------------- -----------------------
     368,465        3,003,561        324,575               452,890       (773,237)              5,117,968
  10,903,654        7,900,093      1,636,073             1,183,183     10,771,428               5,653,460
--------------- ---------------- -------------- --------------------- -------------- -----------------------
$ 11,272,119     $ 10,903,654    $ 1,960,648           $ 1,636,073    $ 9,998,191            $ 10,771,428
=============== ================ ============== ===================== ============== =======================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                          MSF METLIFE CONSERVATIVE TO
                                                  MODERATE ALLOCATION     MSF METLIFE MODERATE ALLOCATION
                                                          SUB-ACCOUNT                         SUB-ACCOUNT
                                        -------------------------------- ------------------- --------------
                                              2010              2009            2010               2009
                                        -------------- ----------------- --------------- ------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)            $ 138,702          $ 96,066       $ 363,596          $ 480,991
  Net realized gains (losses)               107,507           (84,391)       (281,593)          (164,634)
  Change in unrealized appreciation
     (depreciation) on investments          548,177         1,460,263       4,846,286          8,417,844
                                        -------------- ----------------- --------------- ------------------
     Net increase (decrease) in net
       assets resulting from operations     794,386         1,471,938       4,928,289          8,734,201
                                        -------------- ----------------- --------------- ------------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners                                  69,146           239,794         416,630            579,503
  Net transfers (including fixed
     account)                               (80,023)        1,735,556         941,258          1,258,223
  Contract charges                          (70,068)          (61,473)       (393,540)          (370,296)
  Transfers for contract benefits &
     terminations                          (471,770)         (271,981)     (2,033,561)        (1,131,673)
                                        -------------- ----------------- --------------- ------------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions               (552,715)        1,641,896      (1,069,213)           335,757
                                        -------------- ----------------- --------------- ------------------
     Net increase (decrease) in
       net assets                           241,671         3,113,834       3,859,076          9,069,958
NET ASSETS:
  Beginning of year                       9,016,185         5,902,351      44,856,785         35,786,827
                                        -------------- ----------------- --------------- ------------------
  End of year                           $ 9,257,856       $ 9,016,185    $ 48,715,861       $ 44,856,785
                                        ============== ================= =============== ==================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

       MSF METLIFE MODERATE TO
         AGGRESSIVE ALLOCATION    MSF T. ROWE PRICE LARGE CAP GROWTH    MSF LOOMIS SAYLES SMALL CAP CORE
                   SUB-ACCOUNT                           SUB-ACCOUNT                         SUB-ACCOUNT
--------------------------------- ------------------------------------- -----------------------------------
      2010              2009           2010                   2009           2010                 2009
--------------- ----------------- -------------- ---------------------- -------------- --------------------
   $ 219,362         $ 381,794      $ (17,880)             $ (10,951)     $ (66,625)           $ (12,405)
    (651,563)       (2,006,955)         4,288                (39,827)        52,849                4,026
   6,983,802        13,286,168        174,952                358,699      1,146,011              269,382
--------------- ----------------- -------------- ---------------------- -------------- --------------------
   6,551,601        11,661,007        161,360                307,921      1,132,235              261,003
--------------- ----------------- -------------- ---------------------- -------------- --------------------
     283,570         1,922,699          4,645                  3,657      3,008,912            1,275,264
     770,376        (4,213,495)       156,041                363,170      1,307,578              446,280
    (520,426)         (506,223)          (517)                  (548)       (28,834)              (1,578)
  (1,880,898)         (975,857)      (117,700)               (77,528)      (186,487)             (10,460)
--------------- ----------------- -------------- ---------------------- -------------- --------------------
  (1,347,378)       (3,772,876)        42,469                288,751      4,101,169            1,709,506
--------------- ----------------- -------------- ---------------------- -------------- --------------------
   5,204,223         7,888,131        203,829                596,672      5,233,404            1,970,509
  52,562,753        44,674,622      1,161,818                565,146      1,990,671               20,162
--------------- ----------------- -------------- ---------------------- -------------- --------------------
$ 57,766,976      $ 52,562,753    $ 1,365,647            $ 1,161,818    $ 7,224,075          $ 1,990,671
=============== ================= ============== ====================== ============== ====================


The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                                                         MSF MET/DIMENSIONAL
                                        MSF NEUBERGER BERMAN MID CAP VALUE       INTERNATIONAL SMALL COMPANY
                                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                        ------------------------------------ ------------------- -------------
                                             2010                 2009             2010              2009
                                        -------------- ---------------------- --------------- -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)            $ (10,254)              $ (1,089)      $ (74,101)       $ (136,028)
  Net realized gains (losses)                14,391                  7,311       1,440,494           389,832
  Change in unrealized appreciation
     (depreciation) on investments          277,374                 48,105       4,020,489         2,668,479
                                        -------------- ---------------------- --------------- -----------------
     Net increase (decrease) in net
       assets resulting from operations     281,511                 54,327       5,386,882         2,922,283
                                        -------------- ---------------------- --------------- -----------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners                               1,248,510                147,926      11,080,864         5,686,215
  Net transfers (including fixed
     account)                               245,962                  7,125       3,658,370         9,413,696
  Contract charges                           (3,205)                  (199)       (146,969)          (25,184)
  Transfers for contract benefits &
     terminations                           (13,696)                (2,198)     (1,665,871)         (688,189)
                                        -------------- ---------------------- --------------- -----------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions              1,477,571                152,654      12,926,394        14,386,538
                                        -------------- ---------------------- --------------- -----------------
     Net increase (decrease) in
       net assets                         1,759,082                206,981      18,313,276        17,308,821
NET ASSETS:
  Beginning of year                         225,554                 18,573      17,436,960           128,139
                                        -------------- ---------------------- --------------- -----------------
  End of year                           $ 1,984,636              $ 225,554    $ 35,750,236      $ 17,436,960
                                        ============== ====================== =============== =================


(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

                                             FEDERATED                                     FEDERATED
MSF VAN ECK GLOBAL NATURAL RESOURCES    CAPITAL INCOME    FEDERATED HIGH INCOME BOND         KAUFMAN
                         SUB-ACCOUNT       SUB-ACCOUNT                   SUB-ACCOUNT     SUB-ACCOUNT
--------------------------------------- ----------------- ----------------------------- --------------
        2010                 2009 (a)          2010 (d)       2010              2009        2010 (d)
--------------- ----------------------- ----------------- ----------- ----------------- --------------
  $ (514,602)              $ (71,165)           $ (139)    $ 1,812           $ 2,008         $ (834)
   2,100,435                      --               (39)        (31)          (17,126)           (21)
  12,805,750               1,451,075             1,123       1,676            24,323         10,091
--------------- ----------------------- ----------------- ----------- ----------------- --------------
  14,391,583               1,379,910               945       3,457             9,205          9,236
--------------- ----------------------- ----------------- ----------- ----------------- --------------
  29,380,798              10,642,485                --          --                --             --
  13,938,995               5,676,473            18,638          --           (34,355)        76,417
    (264,726)                 (5,434)               --          --                --             --
    (710,853)                (57,508)           (5,725)       (137)             (245)        (5,779)
--------------- ----------------------- ----------------- ----------- ----------------- --------------
  42,344,214              16,256,016            12,913        (137)          (34,600)        70,638
--------------- ----------------------- ----------------- ----------- ----------------- --------------
  56,735,797              17,635,926            13,858       3,320           (25,395)        79,874
  17,635,926                      --                --      26,300            51,695             --
--------------- ----------------------- ----------------- ----------- ----------------- --------------
$ 74,371,723            $ 17,635,926          $ 13,858    $ 29,620          $ 26,300       $ 79,874
=============== ======================= ================= =========== ================= ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                               NEUBERGER GENESIS              ALGER SMALL CAP GROWTH
                                                     SUB-ACCOUNT                         SUB-ACCOUNT
                                        --------------------------- ---------------------------------
                                           2010           2009           2010              2009
                                        ---------- ---------------- --------------- -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)            $ (79)           $ (74)     $ (711,530)       $ (582,628)
  Net realized gains (losses)               463              125        (350,422)       (1,582,055)
  Change in unrealized appreciation
     (depreciation) on investments        1,309            1,945      12,464,995        18,064,321
                                        ---------- ---------------- --------------- -----------------
     Net increase (decrease) in net
       assets resulting from operations   1,693            1,996      11,403,043        15,899,638
                                        ---------- ---------------- --------------- -----------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners                                  --               --       2,401,744         2,390,957
  Net transfers (including fixed
     account)                                --               --      (1,760,881)       (1,180,545)
  Contract charges                           --               --         (11,016)          (12,110)
  Transfers for contract benefits &
     terminations                        (1,815)          (1,357)     (5,259,755)       (3,372,072)
                                        ---------- ---------------- --------------- -----------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions             (1,815)          (1,357)     (4,629,908)       (2,173,770)
                                        ---------- ---------------- --------------- -----------------
     Net increase (decrease) in
       net assets                          (122)             639       6,773,135        13,725,868
NET ASSETS:
  Beginning of year                       8,785            8,146      51,552,207        37,826,339
                                        ---------- ---------------- --------------- -----------------
  End of year                           $ 8,663          $ 8,785    $ 58,325,342      $ 51,552,207
                                        ========== ================ =============== =================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

  T. ROWE PRICE GROWTH STOCK    T. ROWE PRICE INTERNATIONAL STOCK     T. ROWE PRICE PRIME RESERVE
                 SUB-ACCOUNT                         SUB-ACCOUNT                      SUB-ACCOUNT
------------------------------- --------------------------------- -------------------------------
       2010             2009         2010                2009           2010             2009
-------------- ---------------- ------------ -------------------- -------------- ----------------
  $ (56,018)       $ (40,245)     $ 2,058            $ 11,369      $  (12,183)       $ (13,228)
     12,135         (204,643)      (5,699)            (30,033)             --               62
  1,033,917        2,364,460      114,449             320,779              --              (77)
-------------- ---------------- ------------ -------------------- -------------- ----------------
    990,034        2,119,572      110,808             302,115         (12,183)         (13,243)
-------------- ---------------- ------------ -------------------- -------------- ----------------
    203,128          252,296       38,671              37,268              --              555
   (490,172)        (345,144)     (74,296)            (55,201)         27,384         (611,809)
     (1,988)          (2,143)        (245)               (244)           (299)            (469)
   (523,405)        (358,485)     (20,782)            (16,963)       (150,759)        (193,032)
-------------- ---------------- ------------ -------------------- -------------- ----------------
   (812,437)        (453,476)     (56,652)            (35,140)       (123,674)        (804,755)
-------------- ---------------- ------------ -------------------- -------------- ----------------
    177,597        1,666,096       54,156             266,975        (135,857)        (817,998)
  6,993,261        5,327,165      877,970             610,995       1,400,475        2,218,473
-------------- ---------------- ------------ -------------------- -------------- ----------------
$ 7,170,858      $ 6,993,261    $ 932,126           $ 877,970     $ 1,264,618      $ 1,400,475
============== ================ ============ ==================== ============== ================


The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                        JANUS ASPEN WORLDWIDE          AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION
                                                  SUB-ACCOUNT                                         SUB-ACCOUNT
                                        ------------------------------ ---------------------------------------------
                                               2010           2009            2010                         2009
                                        ------------- ---------------- --------------- -----------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)               $ (15)            $ 30       $ 262,137                    $ (422,773)
  Net realized gains (losses)                   51             (118)       (620,368)                   (1,694,311)
  Change in unrealized appreciation
     (depreciation) on investments             785            1,751      13,607,870                    21,104,646
                                        ------------- ---------------- --------------- -----------------------------
     Net increase (decrease) in net
       assets resulting from operations        821            1,663      13,249,639                    18,987,562
                                        ------------- ---------------- --------------- -----------------------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners                                     --               --      15,736,532                    11,280,934
  Net transfers (including fixed
     account)                                   --               --      (1,915,026)                    3,523,195
  Contract charges                              --               --        (292,049)                     (163,746)
  Transfers for contract benefits &
     terminations                             (600)            (396)     (4,804,773)                   (2,448,047)
                                        ------------- ---------------- --------------- -----------------------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions                  (600)            (396)      8,724,684                    12,192,336
                                        ------------- ---------------- --------------- -----------------------------
     Net increase (decrease) in
       net assets                              221            1,267      21,974,323                    31,179,898
NET ASSETS:
  Beginning of year                          6,285            5,018      58,608,602                    27,428,704
                                        ------------- ---------------- --------------- -----------------------------
  End of year                              $ 6,506          $ 6,285    $ 80,582,925                  $ 58,608,602
                                        ============= ================ =============== =============================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

           AMERICAN FUNDS GROWTH        AMERICAN FUNDS GROWTH-INCOME        AMERICAN FUNDS GLOBAL GROWTH
                     SUB-ACCOUNT                         SUB-ACCOUNT                         SUB-ACCOUNT
----------------------------------- -------------------- -------------- -------------------- --------------
       2010              2009             2010               2009             2010               2009
---------------- ------------------ ---------------- ------------------ ---------------- ------------------
 $ (3,431,734)      $ (2,543,759)        $ 54,092          $ 322,059         $ 62,593          $ (61,017)
     (567,706)        (1,802,447)        (942,084)        (1,316,628)        (242,233)        (1,759,994)
   84,253,153        109,262,944       24,414,298         48,223,682       18,852,792         45,865,486
---------------- ------------------ ---------------- ------------------ ---------------- ------------------
   80,253,713        104,916,738       23,526,306         47,229,113       18,673,152         44,044,475
---------------- ------------------ ---------------- ------------------ ---------------- ------------------
  107,355,899         95,440,088       42,925,104         41,542,923       31,999,173         25,741,878
   (6,071,807)         6,549,517       (1,498,795)         4,722,600        1,300,586         (1,708,623)
   (2,705,735)        (1,599,950)      (1,248,617)          (807,236)        (988,637)          (719,043)
  (29,767,957)       (16,657,656)     (16,881,959)        (9,808,992)      (9,981,482)        (7,370,639)
---------------- ------------------ ---------------- ------------------ ---------------- ------------------
   68,810,400         83,731,999       23,295,733         35,649,295       22,329,640         15,943,573
---------------- ------------------ ---------------- ------------------ ---------------- ------------------
  149,064,113        188,648,737       46,822,039         82,878,408       41,002,792         59,988,048
  419,749,811        231,101,074      219,689,912        136,811,504      161,438,857        101,450,809
---------------- ------------------ ---------------- ------------------ ---------------- ------------------
$ 568,813,924      $ 419,749,811    $ 266,511,951      $ 219,689,912    $ 202,441,649      $ 161,438,857
================ ================== ================ ================== ================ ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                   AMERICAN FUNDS BOND    FTVIPT MUTUAL SHARES SECURITIES
                                                           SUB-ACCOUNT                        SUB-ACCOUNT
                                        -------------------------------- -----------------------------------
                                                2010              2009             2010              2009
                                        --------------- ----------------- ---------------- -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)           $ 1,503,647       $ 1,049,959        $ 168,266         $ 382,773
  Net realized gains (losses)                 71,340           (14,212)        (385,340)         (911,324)
  Change in unrealized appreciation
     (depreciation) on investments         1,549,414         3,366,855        9,513,224        16,912,881
                                        --------------- ----------------- ---------------- -----------------
     Net increase (decrease) in net
       assets resulting from operations    3,124,401         4,402,602        9,296,150        16,384,330
                                        --------------- ----------------- ---------------- -----------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners                               23,293,244        21,984,872       16,708,584        14,489,145
  Net transfers (including fixed
     account)                              6,626,017         5,886,542        2,264,306         4,173,875
  Contract charges                          (386,206)         (193,865)        (388,319)         (235,781)
  Transfers for contract benefits &
     terminations                         (3,667,017)       (1,884,649)      (5,928,025)       (4,828,261)
                                        --------------- ----------------- ---------------- -----------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions              25,866,038        25,792,900       12,656,546        13,598,978
                                        --------------- ----------------- ---------------- -----------------
     Net increase (decrease) in
       net assets                         28,990,439        30,195,502       21,952,696        29,983,308
NET ASSETS:
  Beginning of year                       57,212,613        27,017,111       88,554,450        58,571,142
                                        --------------- ----------------- ---------------- -----------------
  End of year                           $ 86,203,052      $ 57,212,613    $ 110,507,146      $ 88,554,450
                                        =============== ================= ================ =================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

FTVIPT TEMPLETON FOREIGN SECURITIES     FTVIPT TEMPLETON GROWTH SECURITIES      FTVIPT FRANKLIN INCOME SECURITIES
                        SUB-ACCOUNT                            SUB-ACCOUNT                            SUB-ACCOUNT
-------------------------------------- ------------------------------------- ------------------------------------
        2010                   2009            2010                  2009             2010                2009
--------------- ---------------------- --------------- --------------------- ---------------- -------------------
    $ 43,547              $ 714,539       $ (41,464)            $ 535,174      $ 7,805,972         $ 6,733,320
    (879,380)              (113,326)     (1,194,460)             (952,770)        (465,020)         (1,114,066)
   5,846,879             17,837,025       3,626,718             9,712,864        9,173,322          25,289,201
--------------- ---------------------- --------------- --------------------- ---------------- -------------------
   5,011,046             18,438,238       2,390,794             9,295,268       16,514,274          30,908,455
--------------- ---------------------- --------------- --------------------- ---------------- -------------------
  10,323,305             11,330,132       3,084,160             6,551,312       31,740,127          24,603,795
    (388,389)            (4,337,377)        247,468             1,433,916        5,350,734           3,120,765
    (619,064)              (493,502)       (166,940)             (106,326)        (644,646)           (377,234)
  (5,158,694)            (2,973,545)     (3,050,792)           (2,409,432)     (10,503,367)         (6,613,713)
--------------- ---------------------- --------------- --------------------- ---------------- -------------------
   4,157,158              3,525,708         113,896             5,469,470       25,942,848          20,733,613
--------------- ---------------------- --------------- --------------------- ---------------- -------------------
   9,168,204             21,963,946       2,504,690            14,764,738       42,457,122          51,642,068
  70,515,555             48,551,609      42,694,521            27,929,783      134,091,525          82,449,457
--------------- ---------------------- --------------- --------------------- ---------------- -------------------
$ 79,683,759           $ 70,515,555    $ 45,199,211          $ 42,694,521    $ 176,548,647       $ 134,091,525
=============== ====================== =============== ===================== ================ ===================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                        FTVIPT TEMPLETON GLOBAL BOND SECURITIES    FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES
                                                                    SUB-ACCOUNT                                   SUB-ACCOUNT
                                        ------------------- ---------------------- ------------------- -------------------------
                                                2010                       2009            2010                          2009
                                        --------------- -------------------------- --------------- -----------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)              $ 25,325                $ 3,804,528      $ (118,159)                     $ 29,038
  Net realized gains (losses)                228,957                    (67,357)         54,701                       285,695
  Change in unrealized appreciation
     (depreciation) on investments         7,083,996                  1,012,803       5,414,279                     2,358,393
                                        --------------- -------------------------- --------------- -----------------------------
     Net increase (decrease) in net
       assets resulting from operations    7,338,278                  4,749,974       5,350,821                     2,673,126
                                        --------------- -------------------------- --------------- -----------------------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners                               32,227,307                 16,847,632      10,270,768                     5,816,489
  Net transfers (including fixed
     account)                              7,610,097                  4,589,899       1,603,361                        79,568
  Contract charges                          (359,384)                  (159,367)       (115,372)                      (45,361)
  Transfers for contract benefits &
     terminations                         (3,158,181)                  (967,955)       (596,198)                     (284,145)
                                        --------------- -------------------------- --------------- -----------------------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions              36,319,839                 20,310,209      11,162,559                     5,566,551
                                        --------------- -------------------------- --------------- -----------------------------
     Net increase (decrease) in
       net assets                         43,658,117                 25,060,183      16,513,380                     8,239,677
NET ASSETS:
  Beginning of year                       44,636,060                 19,575,877      13,205,263                     4,965,586
                                        --------------- -------------------------- --------------- -----------------------------
  End of year                           $ 88,294,177               $ 44,636,060    $ 29,718,643                  $ 13,205,263
                                        =============== ========================== =============== =============================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

          UIF U.S. REAL ESTATE                 PIONEER VCT BOND        PIONEER VCT CULLEN VALUE
                   SUB-ACCOUNT                      SUB-ACCOUNT                     SUB-ACCOUNT
--------------------------------- ------------------------------- -------------------------------
        2010              2009           2010             2009           2010             2009
--------------- ----------------- -------------- ---------------- -------------- ----------------
   $ 402,580         $ 762,443       $ 72,889         $ 39,789      $ (18,476)        $ (8,053)
  (3,793,020)       (3,055,013)        28,371            4,359         22,967           18,659
  18,634,695        15,536,655         55,693          109,546        155,011          265,327
--------------- ----------------- -------------- ---------------- -------------- ----------------
  15,244,255        13,244,085        156,953          153,694        159,502          275,933
--------------- ----------------- -------------- ---------------- -------------- ----------------
   7,881,010         5,789,425         77,543        1,552,748         54,370        1,069,928
  (6,001,729)        2,400,649         25,645          442,144        197,796          379,928
    (214,161)         (121,416)       (23,318)            (841)       (19,010)          (1,685)
  (4,411,829)       (3,000,390)       (32,964)         (15,872)       (67,707)         (12,778)
--------------- ----------------- -------------- ---------------- -------------- ----------------
  (2,746,709)        5,068,268         46,906        1,978,179        165,449        1,435,393
--------------- ----------------- -------------- ---------------- -------------- ----------------
  12,497,546        18,312,353        203,859        2,131,873        324,951        1,711,326
  56,466,102        38,153,749      2,213,875           82,002      1,867,892          156,566
--------------- ----------------- -------------- ---------------- -------------- ----------------
$ 68,963,648      $ 56,466,102    $ 2,417,734      $ 2,213,875    $ 2,192,843      $ 1,867,892
=============== ================= ============== ================ ============== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                        PIONEER VCT EMERGING MARKETS     PIONEER VCT EQUITY INCOME
                                                         SUB-ACCOUNT                   SUB-ACCOUNT
                                        ------------------------------- ----------------------------
                                               2010             2009         2010            2009
                                        -------------- ---------------- ------------ ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)            $ (14,019)        $ (4,999)     $ 1,630         $ 3,551
  Net realized gains (losses)                51,198           30,973       17,928            (481)
  Change in unrealized appreciation
     (depreciation) on investments          110,840          223,119       38,303          48,175
                                        -------------- ---------------- ------------ ---------------
     Net increase (decrease) in net
       assets resulting from operations     148,019          249,093       57,861          51,245
                                        -------------- ---------------- ------------ ---------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners                                  43,087          432,254        9,062         236,141
  Net transfers (including fixed
     account)                                45,142          314,789       (9,014)         42,972
  Contract charges                           (7,268)            (388)      (2,995)           (315)
  Transfers for contract benefits &
     terminations                           (37,357)         (18,638)     (33,620)         (8,028)
                                        -------------- ---------------- ------------ ---------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions                 43,604          728,017      (36,567)        270,770
                                        -------------- ---------------- ------------ ---------------
     Net increase (decrease) in
       net assets                           191,623          977,110       21,294         322,015
NET ASSETS:
  Beginning of year                       1,020,914           43,804      354,460          32,445
                                        -------------- ---------------- ------------ ---------------
  End of year                           $ 1,212,537      $ 1,020,914    $ 375,754       $ 354,460
                                        ============== ================ ============ ===============

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

        PIONEER VCT FUND     PIONEER VCT IBBOTSON GROWTH ALLOCATION    PIONEER VCT IBBOTSON MODERATE ALLOCATION
             SUB-ACCOUNT                                SUB-ACCOUNT                                 SUB-ACCOUNT
--------------------------- ----------------------------------------- -------------------------------------------
     2010           2009            2010                      2009            2010                        2009
------------ -------------- --------------- ------------------------- --------------- ---------------------------
   $ (592)         $ 436        $ 39,491                 $ 151,196       $ 252,038                   $ 216,658
    1,674         (1,970)        360,330                   216,580         221,662                      94,668
   32,740         49,927       1,818,686                 4,278,917       2,500,603                   4,279,005
------------ -------------- --------------- ------------------------- --------------- ---------------------------
   33,822         48,393       2,218,507                 4,646,693       2,974,303                   4,590,331
------------ -------------- --------------- ------------------------- --------------- ---------------------------
       --        120,319       1,115,979                 8,727,223         411,530                  16,950,987
   13,107         20,907        (327,776)                  276,874         225,730                   1,755,175
   (1,770)          (412)       (126,183)                  (24,076)       (244,941)                     (9,645)
  (12,231)          (103)       (428,428)                 (279,627)       (166,894)                    (96,671)
------------ -------------- --------------- ------------------------- --------------- ---------------------------
     (894)       140,711         233,592                 8,700,394         225,425                  18,599,846
------------ -------------- --------------- ------------------------- --------------- ---------------------------
   32,928        189,104       2,452,099                13,347,087       3,199,728                  23,190,177
  228,777         39,673      16,934,322                 3,587,235      24,317,338                   1,127,161
------------ -------------- --------------- ------------------------- --------------- ---------------------------
$ 261,705      $ 228,777    $ 19,386,421              $ 16,934,322    $ 27,517,066                $ 24,317,338
============ ============== =============== ========================= =============== ===========================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                             PIONEER VCT MID CAP VALUE    PIONEER VCT REAL ESTATE SHARES
                                                           SUB-ACCOUNT                       SUB-ACCOUNT
                                        --------------------------------- ---------------------------------
                                                2010              2009         2010                 2009
                                        --------------- ----------------- ------------ --------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)            $ (225,376)        $ (50,878)     $ 1,872              $ 4,733
  Net realized gains (losses)               (237,712)         (740,526)      28,087               17,981
  Change in unrealized appreciation
     (depreciation) on investments         6,635,500         7,060,304       27,619               61,778
                                        --------------- ----------------- ------------ --------------------
     Net increase (decrease) in net
       assets resulting from operations    6,172,412         6,268,900       57,578               84,492
                                        --------------- ----------------- ------------ --------------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners                                7,085,201         5,777,023        5,951              108,358
  Net transfers (including fixed
     account)                                950,970           839,891      (16,768)              15,393
  Contract charges                          (158,947)         (102,817)      (2,048)                (308)
  Transfers for contract benefits &
     terminations                         (2,465,321)       (1,637,290)     (39,423)             (12,150)
                                        --------------- ----------------- ------------ --------------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions               5,411,903         4,876,807      (52,288)             111,293
                                        --------------- ----------------- ------------ --------------------
     Net increase (decrease) in
       net assets                         11,584,315        11,145,707        5,290              195,785
NET ASSETS:
  Beginning of year                       35,037,503        23,891,796      228,918               33,133
                                        --------------- ----------------- ------------ --------------------
  End of year                           $ 46,621,818      $ 35,037,503    $ 234,208            $ 228,918
                                        =============== ================= ============ ====================


(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

            LMPVET CLEARBRIDGE               LMPVET CLEARBRIDGE                    LMPVET CLEARBRIDGE
     VARIABLE SMALL CAP GROWTH         VARIABLE LARGE CAP VALUE    VARIABLE FUNDAMENTAL ALL CAP VALUE
                   SUB-ACCOUNT                      SUB-ACCOUNT                           SUB-ACCOUNT
------------------- ------------- ------------------ ------------ ------------------- -----------------
       2010              2009           2010             2009            2010                  2009
--------------- ----------------- -------------- ---------------- --------------- ---------------------
  $ (391,996)       $ (243,396)      $ 31,244          $ 3,918       $ 259,869             $ (48,573)
      96,515          (475,523)       (95,704)        (144,402)       (692,388)           (1,367,279)
   6,313,023         6,335,763        249,108          612,219      13,378,879            18,964,395
--------------- ----------------- -------------- ---------------- --------------- ---------------------
   6,017,542         5,616,844        184,648          471,735      12,946,360            17,548,543
--------------- ----------------- -------------- ---------------- --------------- ---------------------
   8,292,377         4,964,931        182,389          154,772      10,634,359            10,408,838
    (778,616)        1,691,172        (27,094)          35,627        (810,612)            1,189,094
    (153,607)          (90,998)        (9,719)          (8,165)       (285,426)             (182,010)
  (1,681,734)         (792,786)      (159,882)        (106,578)     (6,214,856)           (5,032,473)
--------------- ----------------- -------------- ---------------- --------------- ---------------------
   5,678,420         5,772,319        (14,306)          75,656       3,323,465             6,383,449
--------------- ----------------- -------------- ---------------- --------------- ---------------------
  11,695,962        11,389,163        170,342          547,391      16,269,825            23,931,992
  21,966,842        10,577,679      2,559,454        2,012,063      83,258,408            59,326,416
--------------- ----------------- -------------- ---------------- --------------- ---------------------
$ 33,662,804      $ 21,966,842    $ 2,729,796      $ 2,559,454    $ 99,528,233          $ 83,258,408
=============== ================= ============== ================ =============== =====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                                                                 LMPVET CLEARBRIDGE
                                        LMPVET CLEARBRIDGE VARIABLE APPRECIATION         VARIABLE AGGRESSIVE GROWTH
                                                                     SUB-ACCOUNT                        SUB-ACCOUNT
                                        ------------------------------------------- ----------------------------------
                                               2010                       2009             2010              2009
                                        ---------------- -------------------------- ---------------- -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)              $ 518,708                  $ 817,750     $ (1,834,353)     $ (1,555,623)
  Net realized gains (losses)                 (46,528)                (1,345,960)        (729,737)       (2,337,581)
  Change in unrealized appreciation
     (depreciation) on investments         15,933,466                 18,518,803       31,554,611        33,075,324
                                        ---------------- -------------------------- ---------------- -----------------
     Net increase (decrease) in net
       assets resulting from operations    16,405,646                 17,990,593       28,990,521        29,182,120
                                        ---------------- -------------------------- ---------------- -----------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners                                46,471,592                 29,603,307       18,895,526        15,963,204
  Net transfers (including fixed
     account)                               2,718,317                  4,797,909       (4,987,849)         (174,010)
  Contract charges                           (576,020)                  (258,629)        (470,056)         (310,219)
  Transfers for contract benefits &
     terminations                          (8,050,441)                (5,597,996)      (9,662,148)       (7,659,711)
                                        ---------------- -------------------------- ---------------- -----------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions               40,563,448                 28,544,591        3,775,473         7,819,264
                                        ---------------- -------------------------- ---------------- -----------------
     Net increase (decrease) in
       net assets                          56,969,094                 46,535,184       32,765,994        37,001,384
NET ASSETS:
  Beginning of year                       116,657,409                 70,122,225      123,705,924        86,704,540
                                        ---------------- -------------------------- ---------------- -----------------
  End of year                           $ 173,626,503              $ 116,657,409    $ 156,471,918     $ 123,705,924
                                        ================ ========================== ================ =================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

          LMPVET CLEARBRIDGE                    LMPVET INVESTMENT                LMPVET CLEARBRIDGE
   VARIABLE LARGE CAP GROWTH    COUNSEL VARIABLE SOCIAL AWARENESS    VARIABLE EQUITY INCOME BUILDER
                 SUB-ACCOUNT                          SUB-ACCOUNT                       SUB-ACCOUNT
------------------------------- ---------------- ------------------- ---------------------------------
      2010             2009         2010                    2009           2010              2009
-------------- ---------------- ------------ ----------------------- --------------- -----------------
 $ (100,014)       $ (89,306)    $ (1,958)                 $ (904)    $ 1,827,744         $ 949,840
    (67,178)        (329,106)     (15,882)                (74,169)     (2,284,460)       (3,323,647)
    580,884        2,418,961       67,430                 159,948       7,931,196        12,577,390
-------------- ---------------- ------------ ----------------------- --------------- -----------------
    413,692        2,000,549       49,590                  84,875       7,474,480        10,203,583
-------------- ---------------- ------------ ----------------------- --------------- -----------------
     14,446           10,583        1,385                   1,788      12,770,354        11,470,586
   (431,047)        (249,620)     (15,771)                (93,132)      1,171,468         3,993,332
    (23,150)         (28,461)        (275)                   (297)       (217,562)          (99,252)
   (727,111)        (418,088)     (39,961)                (45,423)     (5,138,178)       (3,943,912)
-------------- ---------------- ------------ ----------------------- --------------- -----------------
 (1,166,862)        (685,586)     (54,622)               (137,064)      8,586,082        11,420,754
-------------- ---------------- ------------ ----------------------- --------------- -----------------
   (753,170)       1,314,963       (5,032)                (52,189)     16,060,562        21,624,337
  6,818,703        5,503,740      515,712                 567,901      64,946,351        43,322,014
-------------- ---------------- ------------ ----------------------- --------------- -----------------
$ 6,065,533      $ 6,818,703    $ 510,680               $ 515,712    $ 81,006,913      $ 64,946,351
============== ================ ============ ======================= =============== =================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                                                         LMPVET CLEARBRIDGE
                                        LMPVET CLEARBRIDGE VARIABLE CAPITAL      VARIABLE DIVIDEND STRATEGY
                                                                SUB-ACCOUNT                     SUB-ACCOUNT
                                        -------------------------------------- -------------------------------
                                               2010                    2009           2010             2009
                                        -------------- ----------------------- -------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)            $ (50,460)              $ (56,300)      $ 63,908         $ 13,985
  Net realized gains (losses)              (459,328)               (617,452)      (127,436)        (377,981)
  Change in unrealized appreciation
     (depreciation) on investments        1,016,611               2,196,191        598,520        1,317,453
                                        -------------- ----------------------- -------------- ----------------
     Net increase (decrease) in net
       assets resulting from operations     506,823               1,522,439        534,992          953,457
                                        -------------- ----------------------- -------------- ----------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners                                  16,152                   1,218         30,048           22,331
  Net transfers (including fixed
     account)                              (245,616)                (95,329)       (85,342)        (110,622)
  Contract charges                          (26,922)                (29,740)       (21,919)         (22,407)
  Transfers for contract benefits &
     terminations                          (424,197)               (248,902)      (490,031)        (480,991)
                                        -------------- ----------------------- -------------- ----------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions               (680,583)               (372,753)      (567,244)        (591,689)
                                        -------------- ----------------------- -------------- ----------------
     Net increase (decrease) in
       net assets                          (173,760)              1,149,686        (32,252)         361,768
NET ASSETS:
  Beginning of year                       5,469,899               4,320,213      5,884,519        5,522,751
                                        -------------- ----------------------- -------------- ----------------
  End of year                           $ 5,296,139             $ 5,469,899    $ 5,852,267      $ 5,884,519
                                        ============== ======================= ============== ================



(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

LMPVET VARIABLE LIFESTYLE ALLOCATION 50%    LMPVET VARIABLE LIFESTYLE ALLOCATION 70%    LMPVET VARIABLE LIFESTYLE ALLOCATION 85%
                             SUB-ACCOUNT                                 SUB-ACCOUNT                                 SUB-ACCOUNT
------------------------------------------- ------------------------------------------- -------------------------------------------
        2010                        2009           2010                         2009            2010                        2009
--------------- --------------------------- -------------- ---------------------------- --------------- ---------------------------
   $ 217,581                   $ 220,518       $ 14,214                     $ 58,734       $ 197,005                   $ 453,017
    (104,317)                   (673,030)       (75,321)                    (243,543)        (47,518)                   (228,257)
   1,061,494                   2,112,660        464,939                      995,242       7,347,126                  10,083,114
--------------- --------------------------- -------------- ---------------------------- --------------- ---------------------------
   1,174,758                   1,660,148        403,832                      810,433       7,496,613                  10,307,874
--------------- --------------------------- -------------- ---------------------------- --------------- ---------------------------
   4,403,456                      36,174         24,506                        8,648       9,407,404                  10,304,683
     941,570                     (68,724)      (205,680)                      99,888        (238,943)                  2,518,047
      (3,210)                     (2,222)        (1,036)                      (1,137)       (349,818)                   (229,799)
    (661,319)                   (865,159)      (273,685)                    (189,529)     (1,856,668)                 (1,200,177)
--------------- --------------------------- -------------- ---------------------------- --------------- ---------------------------
   4,680,497                    (899,931)      (455,895)                     (82,130)      6,961,975                  11,392,754
--------------- --------------------------- -------------- ---------------------------- --------------- ---------------------------
   5,855,255                     760,217        (52,063)                     728,303      14,458,588                  21,700,628
   7,231,568                   6,471,351      3,447,350                    2,719,047      47,576,561                  25,875,933
--------------- --------------------------- -------------- ---------------------------- --------------- ---------------------------
$ 13,086,823                 $ 7,231,568    $ 3,395,287                  $ 3,447,350    $ 62,035,149                $ 47,576,561
=============== =========================== ============== ============================ =============== ===========================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

                                                     LMPVIT WESTERN ASSET               LMPVIT WESTERN ASSET
                                          VARIABLE ADJUSTABLE RATE INCOME    VARIABLE GLOBAL HIGH YIELD BOND
                                                              SUB-ACCOUNT                         SUB-ACCOUNT
                                          ---------------------------------- ----------------------------------
                                                2010                2009            2010               2009
                                          -------------- ------------------- --------------- ------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)              $ (11,190)            $ 6,488     $ 4,279,019        $ 3,692,798
  Net realized gains (losses)                 (34,178)            (84,935)       (257,958)        (1,514,921)
  Change in unrealized appreciation
     (depreciation) on investments            200,066             363,254       2,633,790         13,639,135
                                          -------------- --- --------------- --------------- --- --------------
     Net increase (decrease) in net
       assets resulting from operations       154,698             284,807       6,654,851         15,817,012
                                          -------------- ------------------- --------------- ------------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners                                     2,211               7,629      10,328,608          6,533,638
  Net transfers (including fixed
     account)                                  94,548             137,208         685,318           (164,142)
  Contract charges                             (1,253)               (935)       (194,240)          (104,974)
  Transfers for contract benefits &
     terminations                            (222,201)            (95,008)     (4,631,610)        (3,204,977)
                                          -------------- ------------------- --------------- ------------------
     Net increase (decrease) in net
       assets resulting from
       contract transactions                 (126,695)             48,894       6,188,076          3,059,545
                                          -------------- ------------------- --------------- ------------------
     Net increase (decrease) in
       net assets                              28,003             333,701      12,842,927         18,876,557
NET ASSETS:
  Beginning of year                         2,121,940           1,788,239      48,249,580         29,373,023
                                          -------------- ------------------- --------------- ------------------
  End of year                             $ 2,149,943         $ 2,121,940    $ 61,092,507       $ 48,249,580
                                          ============== =================== =============== ==================

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 15, 2009.

(d) For the period March 15, 2010 to December 31, 2010.


The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife Investors USA Separate Account A (the "Separate Account"), a separate account of MetLife Investors USA Insurance Company (the "Company"), was established by the Company's Board of Directors on May 29, 1980 to support operations of the Company with respect to certain variable annuity contracts (the "Contracts"). The Company is an indirect wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Delaware Department of Insurance.

The Separate Account is divided into Sub-Accounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Sub-Account invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts"), which are presented below:

Met Investors Series Trust ("MIST")*
AIM Variable Insurance Funds (Invesco Variable
Insurance Funds) ("Invesco V.I.")+
MFS Variable Insurance Trust ("MFS VIT")
Oppenheimer Variable Account Funds
("Oppenheimer VA")
Fidelity Variable Insurance Products ("Fidelity VIP")
DWS Variable Series I ("DWS")
Metropolitan Series Fund, Inc. ("MSF")*
Federated Insurance Series ("Federated")
Neuberger Berman Equity Funds ("Neuberger")
The Alger Portfolios ("Alger")
T. Rowe Price Funds ("T. Rowe Price")
Janus Aspen Series ("Janus Aspen")
American Funds Insurance Series ("American Funds")
Franklin Templeton Variable Insurance Products Trust
("FTVIPT")
The Universal Institutional Funds, Inc. ("UIF")
Pioneer Variable Contracts Trust ("Pioneer VCT")
Legg Mason Partners Variable Equity Trust
("LMPVET")
Legg Mason Partners Variable Income Trust
("LMPVIT")

* See Note 5 for discussion of additional information on related party transactions.

+ Formerly named AIM Variable Insurance Funds ("AIM V.I.")


NAME CHANGES:

The following portfolios were affected by a trust name change during the year ended December 31, 2010:

FORMER NAME                        NEW NAME
AIM V.I. Core Equity Fund          Invesco V.I. Core Equity Fund
AIM V.I. Capital Appreciation Fund Invesco V.I. Capital Appreciation Fund
AIM V.I. International Growth Fund Invesco V.I. International Growth Fund
AIM V.I. Basic Balanced Fund       Invesco V.I. Basic Balanced Fund
AIM V.I. Global Real Estate Fund   Invesco V.I. Global Real Estate Fund

REORGANIZATIONS:

During the year ended December 31, 2010, all the portfolios of the Van Kampen Life Investment Trust and certain portfolios of The Universal Institutional Funds, Inc. were reorganized into portfolios of AIM Variable Insurance Funds (Invesco Variable Insurance Funds). As a result of the reorganizations, the following name changes occurred:

FORMER TRUST                                        NEW TRUST
Van Kampen Life Investment Capital Growth Portfolio Invesco Van Kampen V.I. Capital Growth Fund
Van Kampen Life Investment Growth and Income        Invesco Van Kampen V.I. Growth and Income Fund
  Portfolio
UIF Equity and Income Portfolio                     Invesco Van Kampen V.I. Equity and Income Fund
UIF U.S. Mid Cap Value Portfolio                    Invesco Van Kampen V.I. U.S. Mid Cap Value Fund

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION -- (CONTINUED)

The assets of each of the Sub-Accounts of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

2. LIST OF SUB-ACCOUNTS

Purchase payments, less any applicable charges, applied to the Separate Account are invested in one or more Sub-Accounts in accordance with the selection made by the contract owner. The following Sub-Accounts had net assets as of December 31, 2010:

MIST Lord Abbett Growth and Income Sub-Account*
MIST Lord Abbett Bond Debenture Sub-Account*
MIST Morgan Stanley Mid Cap Growth Sub-Account*
MIST Lord Abbett Mid Cap Value Sub-Account
MIST Lazard Mid Cap Sub-Account
MIST Invesco Small Cap Growth Sub-Account*
MIST Harris Oakmark International Sub-Account*
MIST Third Avenue Small Cap Value Sub-Account*
MIST Oppenheimer Capital Appreciation
Sub-Account*
MIST Legg Mason ClearBridge Aggressive Growth
Sub-Account
MIST PIMCO Total Return Sub-Account*
MIST RCM Technology Sub-Account*
MIST PIMCO Inflation Protected Bond Sub-Account
MIST T. Rowe Price Mid Cap Growth Sub-Account
MIST MFS Research International Sub-Account*
MIST Clarion Global Real Estate Sub-Account
MIST Turner Mid Cap Growth Sub-Account
MIST Goldman Sachs Mid Cap Value Sub-Account
MIST MetLife Defensive Strategy Sub-Account
MIST MetLife Moderate Strategy Sub-Account
MIST MetLife Balanced Strategy Sub-Account
MIST MetLife Growth Strategy Sub-Account
MIST MetLife Aggressive Strategy Sub-Account
MIST Van Kampen Comstock Sub-Account
MIST Legg Mason Value Equity Sub-Account
MIST MFS Emerging Markets Equity Sub-Account
MIST Loomis Sayles Global Markets Sub-Account
MIST Janus Forty Sub-Account*
MIST Dreman Small Cap Value Sub-Account*
MIST Pioneer Fund Sub-Account*
MIST Pioneer Strategic Income Sub-Account*
MIST BlackRock Large Cap Core Sub-Account
MIST BlackRock High Yield Sub-Account*
MIST Rainier Large Cap Equity Sub-Account
MIST American Funds Balanced Allocation
Sub-Account
MIST American Funds Bond Sub-Account
MIST American Funds Growth Sub-Account
MIST American Funds Growth Allocation
Sub-Account
MIST American Funds International Sub-Account
MIST American Funds Moderate Allocation
Sub-Account
MIST Met/Franklin Mutual Shares Sub-Account
MIST Met/Franklin Templeton Founding Strategy
Sub-Account
MIST SSgA Growth ETF Sub-Account
MIST SSgA Growth and Income ETF Sub-Account
MIST Met/Templeton International Bond Sub-Account
MIST Met/Templeton Growth Sub-Account**
MIST Met/Eaton Vance Floating Rate Sub-Account**
Invesco V.I. Core Equity Sub-Account
Invesco V.I. Capital Appreciation Sub-Account
Invesco V.I. International Growth Sub-Account*
Invesco V.I. Basic Balanced Sub-Account
Invesco V.I. Global Real Estate Sub-Account
Invesco V.I. Capital Growth Sub-Account
Invesco V.I. Growth and Income Sub-Account*
Invesco V.I. Equity and Income Sub-Account
Invesco V.I. U.S. Mid Cap Value Sub-Account
MFS VIT Research Sub-Account
MFS VIT Investors Trust Sub-Account
MFS VIT New Discovery Sub-Account
Oppenheimer VA Main Street Sub-Account
Oppenheimer VA Core Bond Sub-Account
Oppenheimer VA Global Strategic Income
Sub-Account
Oppenheimer VA Main Street Small Cap
Sub-Account*
Oppenheimer VA Money Sub-Account
Fidelity VIP Asset Manager Sub-Account
Fidelity VIP Growth Sub-Account
Fidelity VIP Contrafund Sub-Account*
Fidelity VIP Overseas Sub-Account

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. LIST OF SUB-ACCOUNTS -- (CONTINUED)

Fidelity VIP Equity-Income Sub-Account
Fidelity VIP Index 500 Sub-Account
Fidelity VIP Money Market Sub-Account*
Fidelity VIP Mid Cap Sub-Account
Fidelity VIP FundsManager 60% Sub-Account
DWS International Sub-Account
MSF FI Value Leaders Sub-Account
MSF Russell 2000 Index Sub-Account*
MSF Artio International Stock Sub-Account*
MSF MetLife Stock Index Sub-Account*
MSF BlackRock Legacy Large Cap Growth
Sub-Account*
MSF Neuberger Berman Genesis Sub-Account
MSF BlackRock Bond Income Sub-Account*
MSF BlackRock Large Cap Value Sub-Account
MSF Barclays Capital Aggregate Bond Index
Sub-Account*
MSF MFS Value Sub-Account*
MSF Morgan Stanley EAFE Index Sub-Account*
MSF MFS Total Return Sub-Account*
MSF MetLife Mid Cap Stock Index Sub-Account*
MSF Davis Venture Value Sub-Account*
MSF Met/Artisan Mid Cap Value Sub-Account*
MSF Jennison Growth Sub-Account*
MSF BlackRock Money Market Sub-Account*
MSF T. Rowe Price Small Cap Growth Sub-Account*
MSF Western Asset Management U.S. Government
Sub-Account*
MSF Oppenheimer Global Equity Sub-Account
MSF MetLife Aggressive Allocation Sub-Account
MSF MetLife Conservative Allocation Sub-Account
MSF MetLife Conservative to Moderate Allocation
Sub-Account
MSF MetLife Moderate Allocation Sub-Account
MSF MetLife Moderate to Aggressive Allocation
Sub-Account
MSF T. Rowe Price Large Cap Growth Sub-Account
MSF Loomis Sayles Small Cap Core Sub-Account
MSF Neuberger Berman Mid Cap Value Sub-Account
MSF Met/Dimensional International Small Company
Sub-Account
MSF Van Eck Global Natural Resources Sub-Account
Federated Capital Income Sub-Account**
Federated High Income Bond Sub-Account
Federated Kaufman Sub-Account**
Neuberger Genesis Sub-Account
Alger Small Cap Growth Sub-Account
T. Rowe Price Growth Stock Sub-Account
T. Rowe Price International Stock Sub-Account
T. Rowe Price Prime Reserve Sub-Account
Janus Aspen Worldwide Sub-Account
American Funds Global Small Capitalization
Sub-Account
American Funds Growth Sub-Account
American Funds Growth-Income Sub-Account
American Funds Global Growth Sub-Account
American Funds Bond Sub-Account
FTVIPT Mutual Shares Securities Sub-Account
FTVIPT Templeton Foreign Securities Sub-Account
FTVIPT Templeton Growth Securities Sub-Account
FTVIPT Franklin Income Securities Sub-Account
FTVIPT Templeton Global Bond Securities
Sub-Account
FTVIPT Franklin Small Cap Value Securities
Sub-Account
UIF U.S. Real Estate Sub-Account
Pioneer VCT Bond Sub-Account
Pioneer VCT Cullen Value Sub-Account
Pioneer VCT Emerging Markets Sub-Account
Pioneer VCT Equity Income Sub-Account
Pioneer VCT Fund Sub-Account
Pioneer VCT Ibbotson Growth Allocation
Sub-Account
Pioneer VCT Ibbotson Moderate Allocation
Sub-Account
Pioneer VCT Mid Cap Value Sub-Account
Pioneer VCT Real Estate Shares Sub-Account
LMPVET ClearBridge Variable Small Cap Growth
Sub-Account
LMPVET ClearBridge Variable Large Cap Value
Sub-Account
LMPVET ClearBridge Variable Fundamental All Cap
Value Sub-Account
LMPVET ClearBridge Variable Appreciation
Sub-Account
LMPVET ClearBridge Variable Aggressive Growth
Sub-Account*
LMPVET ClearBridge Variable Large Cap Growth
Sub-Account
LMPVET Investment Counsel Variable Social
Awareness Sub-Account
LMPVET ClearBridge Variable Equity Income Builder
Sub-Account*
LMPVET ClearBridge Variable Capital Sub-Account
LMPVET ClearBridge Variable Dividend Strategy
Sub-Account

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. LIST OF SUB-ACCOUNTS -- (CONCLUDED)

LMPVET Variable Lifestyle Allocation 50%
Sub-Account
LMPVET Variable Lifestyle Allocation 70%
Sub-Account
LMPVET Variable Lifestyle Allocation 85%
LMPVIT Western Asset Variable Adjustable Rate
Income Sub-Account
LMPVIT Western Asset Variable Global High Yield
Bond Sub-Account

* This Sub-Account invests in two or more share classes within the underlying portfolio, series, or fund of the Trusts that may assess 12b-1 fees.

** This Sub-Account began operations during the year ended December 31, 2010.

3. PORTFOLIO CHANGES


The following Sub-Accounts ceased operations during the year ended December 31, 2010:

MSF FI Mid Cap Opportunities Sub-Account
Federated Equity Income Sub-Account
Federated Mid Cap Growth Sub-Account
Pioneer VCT High Yield Sub-Account
LMPVET Batterymarch Variable Global Equity Sub-Account
LMPVIT Western Asset Variable Money Market Sub-Account

The operations of the Sub-Accounts were affected by the following changes that occurred during the year ended December 31, 2010:

NAME CHANGES:
FORMER NAME                                       NEW NAME
(MIST) Van Kampen Mid Cap Growth Portfolio        (MIST) Morgan Stanley Mid Cap Growth Portfolio
(MIST) Met/AIM Small Cap Growth Portfolio         (MIST) Invesco Small Cap Growth Portfolio
(MIST) Legg Mason Partners Aggressive Growth      (MIST) Legg Mason ClearBridge Aggressive Growth
  Portfolio                                         Portfolio
(Oppenheimer VA) Strategic Bond Fund              (Oppenheimer VA) Global Strategic Income Fund
(MSF) BlackRock Strategic Value Portfolio         (MSF) Neuberger Berman Genesis Portfolio
(LMPVET) ClearBridge Variable Investors Portfolio (LMPVET) ClearBridge Variable Large Cap Value
                                                    Portfolio
(LMPVET) ClearBridge Variable Fundamental Value   (LMPVET) ClearBridge Variable Fundamental All Cap
  Portfolio                                         Value Portfolio
MERGERS:
FORMER PORTFOLIO                                  NEW PORTFOLIO
(MSF) FI Mid Cap Opportunities Portfolio          (MIST) Morgan Stanley Mid Cap Growth Portfolio
(Federated) Equity Income Fund                    (Federated) Capital Income Fund
(Federated) Mid Cap Growth Strategies Fund        (Federated) Kaufman Fund

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

3. PORTFOLIO CHANGES -- (CONTINUED)

SUBSTITUTIONS:
FORMER PORTFOLIO                              NEW PORTFOLIO
(Pioneer VCT) High Yield Portfolio            (MIST) BlackRock High Yield Portfolio
(LMPVET) Batterymarch Global Equity Portfolio (MIST) Met/Templeton Growth Portfolio
(LMPVIT) Western Asset Variable Money Market  (MSF) BlackRock Money Market Portfolio
  Portfolio

4. SIGNIFICANT ACCOUNTING POLICIES


BASIS OF ACCOUNTING
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable for variable annuity separate accounts registered as unit investment trusts.

SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

SECURITY VALUATION
The Sub-Accounts' investment in shares of the portfolio, series, or fund of the Trusts is valued at fair value based on the closing net asset value ("NAV") or price per share as determined by the Trusts as of the end of the year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Sub-Accounts.

The Separate Account defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Separate Account prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Separate Account has categorized its assets based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets.
Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly.
Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets.

Each Sub-Account invests in shares of open-end mutual funds which calculate a daily NAV based on the value of the underlying securities in their portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily NAV as reported by the Trusts at the close of each business day. On that basis, the inputs used to value all shares held by the Separate Account, which are measured at fair value on a recurring basis, are classified as Level 2.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

ANNUITY PAYOUTS
Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is 3.0% . The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS
Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus, and are reported as contract transactions on the statements of changes in net assets of the applicable Sub-Accounts.

NET TRANSFERS
Funds transferred by the contract owner into or out of the Sub-Accounts within the Separate Account or into or out of the fixed account (an investment option in the Company's general account) are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Sub-Accounts.

USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
Effective January 1, 2010, the Separate Account adopted new guidance that requires new disclosures about significant transfers in and/or out of Levels 1 and 2 of the fair value hierarchy and activity in Level 3. In addition, this guidance provides clarification of existing disclosure requirements about the level of disaggregation and inputs and valuation techniques. The adoption of this guidance did not have an impact on the Separate Account's financial statements.

Effective December 31, 2009, the Separate Account adopted new guidance on: (i) measuring the fair value of investments in certain entities that calculate a NAV per share; (ii) how investments within its scope would be classified in the fair value hierarchy; and (iii) enhanced disclosure requirements about the nature and risks of investments measured at fair value on a recurring or non-recurring basis. As a result, the Separate Account classified all of its investments, which utilize a NAV to measure fair value, as Level 2 in the fair value hierarchy.

Effective April 1, 2009, the Separate Account adopted prospectively new guidance, which establishes general standards for accounting and disclosures of events that occur subsequent to the statements of assets and liabilities date but before financial statements are issued, as revised in February 2010. The Separate Account has provided the required disclosures, if any, in its financial statements.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges paid to the Company, are asset-based charges assessed through a daily reduction in unit values, which are recorded as expenses in the accompanying statements of operations of the applicable Sub-Accounts:

MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is the risk that expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

ADMINISTRATIVE -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

OPTIONAL DEATH BENEFIT RIDER -- For an additional charge, the total death benefit payable may be increased based on increases in account value of the Contracts.

DISTRIBUTION EXPENSE -- The risk that surrender charges will be insufficient to cover the actual costs of distribution which includes commissions, fees, registration costs, direct and indirect selling expenses.

GUARANTEED MINIMUM ACCUMULATION BENEFIT -- For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

EARNINGS PRESERVATION BENEFIT -- For an additional charge, the Company will provide this additional death benefit.

GUARANTEED WITHDRAWAL BENEFIT FOR LIFE -- For a charge that includes the Mortality and Expense Risk charge and a guaranteed withdrawal benefit, the Company will guarantee the periodic return on the investment for life of a single annuitant or joint annuitants.

The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2010:

Mortality and Expense Risk              0.75% - 2.05%
Administrative                          0.10% - 0.25%
Optional Death Benefit Rider            0.15% - 0.35%
Distribution Expense                    0.10%
Guaranteed Minimum Accumulation Benefit 1.50%
Earnings Preservation Benefit           0.25%
Guaranteed Withdrawal Benefit for Life  0.90% - 1.05%

The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract. The range of effective rates disclosed above excludes any waivers granted to certain Sub-Accounts.

The following optional rider charges paid to the Company are charged at each contract anniversary date through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts:

GUARANTEED MINIMUM ACCUMULATION BENEFIT -- For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

LIFETIME WITHDRAWAL GUARANTEE -- For an additional charge, the Company will guarantee minimum withdrawals for life regardless of market conditions.

GUARANTEED WITHDRAWAL BENEFIT -- For an additional charge, the Company will guarantee minimum withdrawals regardless of market conditions.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. EXPENSES AND RELATED PARTY TRANSACTIONS -- (CONTINUED)

GUARANTEED MINIMUM INCOME BENEFIT -- For an additional charge, the Company will guarantee a minimum payment regardless of market conditions.

ENHANCED DEATH BENEFIT -- For an additional charge, the Company will guarantee a death benefit equal to the greater of the account value or the higher of two death benefit bases.

The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2010:

Guaranteed Minimum Accumulation Benefit 0.75%
Lifetime Withdrawal Guarantee           0.50% - 1.80%
Guaranteed Withdrawal Benefit           0.25% - 1.00%
Guaranteed Minimum Income Benefit       0.50% - 1.50%
Enhanced Death Benefit                  0.60% - 1.50%

The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract maintenance fee ranging from $30 to $40 is assessed on an annual basis for Contracts with a value of less than $50,000. A transfer fee of $25 may be deducted after twelve transfers are made in a contract year or, for certain contracts, 2% of the amount transferred from the contract value, if less. For certain contracts, an administrative charge is also assessed of $21.50 plus $2.50 for each Sub-Account in which the contract owner invests (waived if purchase payments equal or exceed $2,000 in the year, or if the account value is $10,000 or more at year end). In addition, the Contracts impose a surrender charge which ranges from 0% to 9% if the contract is partially or fully surrendered within the specified surrender charge period. For certain contracts, a transaction charge of the lesser of $10 or 2% of the surrender is imposed on surrenders and a $10 charge is assessed for annuitizations. For those contract owners who choose optional living benefit riders or certain optional death benefit riders, these charges range from 0.25% to 1.80% of the benefit base and are charged at each contract anniversary date.

These charges are paid to the Company, assessed through the redemption of units, and recorded as contract charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts.

Certain portfolios of the MIST and MSF Trusts are managed by MetLife Advisers, LLC, which acts in the capacity of investment advisor and is an indirect affiliate of the Company. On May 1, 2009, Met Investors Advisory, LLC, an indirect affiliate of the Company and previous manager of the MIST Trust, merged into MetLife Advisers, LLC.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. STATEMENTS OF INVESTMENTS

                                                                                              FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2010            DECEMBER 31, 2010
                                                          ------------------------- ----------------------------
                                                                                          COST OF       PROCEEDS
                                                               SHARES      COST ($) PURCHASES ($) FROM SALES ($)
                                                          ----------- ------------- ------------- --------------
MIST Lord Abbett Growth and Income Sub-Account             25,486,032   625,620,160    22,396,573     43,221,240
MIST Lord Abbett Bond Debenture Sub-Account                20,812,062   246,947,473    31,425,617     24,455,665
MIST Morgan Stanley Mid Cap Growth Sub-Account              7,682,553    69,787,653    19,412,222      4,341,336
MIST Lord Abbett Mid Cap Value Sub-Account                  6,838,601    89,431,632    30,520,886      2,505,600
MIST Lazard Mid Cap Sub-Account                            11,933,404   141,997,421    17,436,829      6,343,405
MIST Invesco Small Cap Growth Sub-Account                  13,421,827   161,641,430    20,338,001     11,459,141
MIST Harris Oakmark International Sub-Account              33,760,506   449,108,684   114,033,931     15,895,853
MIST Third Avenue Small Cap Value Sub-Account              21,847,557   298,783,033    29,850,737     15,302,365
MIST Oppenheimer Capital Appreciation Sub-Account          32,229,581   251,800,646     1,436,176     22,351,602
MIST Legg Mason ClearBridge Aggressive Growth
  Sub-Account                                              13,870,880    95,871,085    19,069,291      8,317,181
MIST PIMCO Total Return Sub-Account                       143,149,787 1,676,563,514   749,909,596     91,767,214
MIST RCM Technology Sub-Account                            23,078,086    92,698,339    28,463,831     15,177,531
MIST PIMCO Inflation Protected Bond Sub-Account            62,492,353   679,330,353   233,811,710     14,214,466
MIST T. Rowe Price Mid Cap Growth Sub-Account              43,034,249   320,447,014    89,557,071     13,971,221
MIST MFS Research International Sub-Account                31,219,601   343,474,229    27,900,734     18,250,970
MIST Clarion Global Real Estate Sub-Account                13,659,885   158,301,030    36,727,088      5,007,743
MIST Turner Mid Cap Growth Sub-Account                      6,185,425    70,333,459    19,343,049      7,898,727
MIST Goldman Sachs Mid Cap Value Sub-Account                8,751,228   110,451,495    23,680,540      8,413,534
MIST MetLife Defensive Strategy Sub-Account               185,198,757 1,859,079,669   546,164,191    145,336,934
MIST MetLife Moderate Strategy Sub-Account                290,271,079 2,915,515,069   684,975,587     27,292,767
MIST MetLife Balanced Strategy Sub-Account                620,163,148 6,387,980,848 1,057,114,745     59,097,306
MIST MetLife Growth Strategy Sub-Account                  524,488,320 5,876,370,451   148,380,110    312,295,136
MIST MetLife Aggressive Strategy Sub-Account               54,249,779   556,399,890    74,697,017     30,445,211
MIST Van Kampen Comstock Sub-Account                       24,218,635   193,368,756    45,327,981      1,479,302
MIST Legg Mason Value Equity Sub-Account                   15,127,700   111,915,356    21,275,315      4,941,372
MIST MFS Emerging Markets Equity Sub-Account               31,616,388   290,928,279   126,734,236      9,308,683
MIST Loomis Sayles Global Markets Sub-Account              11,664,276   125,654,267    49,493,872      6,572,330
MIST Janus Forty Sub-Account                                  780,080    49,414,220    32,086,524      4,544,892
MIST Dreman Small Cap Value Sub-Account                     1,645,057    20,361,774     3,961,221      2,893,657
MIST Pioneer Fund Sub-Account                               7,986,357    94,205,574    47,776,188      1,945,832
MIST Pioneer Strategic Income Sub-Account                  37,647,634   374,020,183   153,336,311      6,044,393
MIST BlackRock Large Cap Core Sub-Account                   1,111,409     9,441,377     4,400,143        822,987
MIST BlackRock High Yield Sub-Account                      21,089,940   163,199,115   138,800,268     68,396,150
MIST Rainier Large Cap Equity Sub-Account                   5,672,945    42,786,243    13,051,817      7,072,431
MIST American Funds Balanced Allocation Sub-Account       253,403,817 2,120,191,129   958,172,648     14,099,990
MIST American Funds Bond Sub-Account                       27,451,730   262,442,436   130,716,448      3,883,655
MIST American Funds Growth Sub-Account                     52,486,729   385,080,573   186,001,794     10,047,256
MIST American Funds Growth Allocation Sub-Account         157,112,425 1,194,415,394   209,875,033     72,683,658
MIST American Funds International Sub-Account              35,066,455   261,846,087   121,733,703      7,529,837
MIST American Funds Moderate Allocation Sub-Account       145,362,866 1,278,196,695   520,401,698      6,829,631
MIST Met/Franklin Mutual Shares Sub-Account                13,669,965   105,111,231    53,198,107      4,099,075
MIST Met/Franklin Templeton Founding Strategy Sub-Account  57,932,880   477,866,691   115,840,244     31,893,291
MIST SSgA Growth ETF Sub-Account                           29,399,583   269,379,609   147,349,108     16,455,855
MIST SSgA Growth and Income ETF Sub-Account                87,119,227   883,014,317   605,097,798      1,865,449
MIST Met/Templeton International Bond Sub-Account           2,927,619    34,022,563    26,877,505      1,095,344
MIST Met/Templeton Growth Sub-Account (a)                     791,899     6,881,220     7,105,860        218,305
MIST Met/Eaton Vance Floating Rate Sub-Account (a)          1,582,792    15,950,162    16,746,238        799,640
Invesco V.I. Core Equity Sub-Account                           14,574       366,685         3,655         49,401
Invesco V.I. Capital Appreciation Sub-Account                   6,123       155,295         1,082         35,624
Invesco V.I. International Growth Sub-Account               3,946,576    98,467,225    36,432,068        510,665
Invesco V.I. Basic Balanced Sub-Account                        27,892       301,355         4,894         24,784
Invesco V.I. Global Real Estate Sub-Account                   678,299     9,042,274     3,790,505        309,139
Invesco V.I. Capital Growth Sub-Account                         3,846       119,870            --          8,050
Invesco V.I. Growth and Income Sub-Account                  8,733,648   148,142,413    36,637,958        592,849
Invesco V.I. Equity and Income Sub-Account                 24,564,045   326,446,141    70,288,189      3,953,488


METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. STATEMENTS OF INVESTMENTS -- (CONTINUED)

                                                                                              FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2010            DECEMBER 31, 2010
                                                          ------------------------- ----------------------------
                                                                                          COST OF       PROCEEDS
                                                               SHARES      COST ($) PURCHASES ($) FROM SALES ($)
                                                          ----------- ------------- ------------- --------------
Invesco V.I. U.S. Mid Cap Value Sub-Account                 2,212,190    25,207,800     9,263,612        836,199
MFS VIT Research Sub-Account                                    5,903        96,067         1,008         15,353
MFS VIT Investors Trust Sub-Account                             2,166        39,290           623         13,268
MFS VIT New Discovery Sub-Account                               2,560        38,541            --         14,184
Oppenheimer VA Main Street Sub-Account                          5,711       115,766         1,266         18,743
Oppenheimer VA Core Bond Sub-Account                            1,280        13,812         1,102         50,722
Oppenheimer VA Global Strategic Income Sub-Account                735         3,560         1,289         11,599
Oppenheimer VA Main Street Small Cap Sub-Account            4,018,909    55,170,899    15,089,427        832,007
Oppenheimer VA Money Sub-Account                              116,314       116,314            33          1,635
Fidelity VIP Asset Manager Sub-Account                      7,000,337   107,080,925     2,324,176     13,743,209
Fidelity VIP Growth Sub-Account                             3,973,726   148,871,784     1,342,267     13,066,856
Fidelity VIP Contrafund Sub-Account                        15,919,366   363,404,771    40,310,943     25,217,077
Fidelity VIP Overseas Sub-Account                             373,660     6,910,031       235,748        870,357
Fidelity VIP Equity-Income Sub-Account                        333,899     7,692,063       145,835      1,087,513
Fidelity VIP Index 500 Sub-Account                            517,420    65,508,800     2,563,106     10,790,512
Fidelity VIP Money Market Sub-Account                      67,343,838    67,343,848   230,138,193    213,367,356
Fidelity VIP Mid Cap Sub-Account                            5,827,779   151,861,692    48,179,611      1,099,672
Fidelity VIP FundsManager 60% Sub-Account                 119,088,937 1,092,232,845 1,055,664,852          3,652
DWS International Sub-Account                               2,550,214    26,873,889     1,003,192      2,649,564
MSF FI Value Leaders Sub-Account                               37,230     5,900,185     1,331,032        720,873
MSF Russell 2000 Index Sub-Account                          3,565,795    39,439,165    28,449,868      4,501,062
MSF Artio International Stock Sub-Account                     404,146     5,182,094       637,629        795,707
MSF MetLife Stock Index Sub-Account                        11,789,147   308,495,431    71,897,805     46,850,354
MSF BlackRock Legacy Large Cap Growth Sub-Account             348,576     6,695,981     1,517,524      1,933,239
MSF Neuberger Berman Genesis Sub-Account                      848,305    12,627,898       750,993      1,200,400
MSF BlackRock Bond Income Sub-Account                         439,865    46,178,651    10,146,441      7,247,103
MSF BlackRock Large Cap Value Sub-Account                     280,801     3,280,712       372,273        485,885
MSF Barclays Capital Aggregate Bond Index Sub-Account       7,893,439    85,787,064    61,397,649      5,303,650
MSF MFS Value Sub-Account                                   3,690,684    45,117,955    10,421,876      3,076,258
MSF Morgan Stanley EAFE Index Sub-Account                   4,997,884    56,970,410    31,070,441      2,845,266
MSF MFS Total Return Sub-Account                              314,552    43,448,609     3,606,339      6,290,401
MSF MetLife Mid Cap Stock Index Sub-Account                 4,321,336    51,340,707    29,181,850      3,223,873
MSF Davis Venture Value Sub-Account                        19,511,304   513,474,253    75,725,359     15,292,961
MSF Met/Artisan Mid Cap Value Sub-Account                   1,294,055   274,922,023    10,350,566     18,865,641
MSF Jennison Growth Sub-Account                            20,301,139   211,242,124    42,405,948     12,597,131
MSF BlackRock Money Market Sub-Account                      5,538,860   553,885,965   325,262,547    347,909,761
MSF T. Rowe Price Small Cap Growth Sub-Account                516,124     5,806,277     1,377,323      1,602,805
MSF Western Asset Management U.S. Government
  Sub-Account                                              17,740,863   212,265,573    85,139,279     15,054,777
MSF Oppenheimer Global Equity Sub-Account                     733,866    10,931,391       455,731      1,564,017
MSF MetLife Aggressive Allocation Sub-Account                 183,585     1,967,684       330,494        253,071
MSF MetLife Conservative Allocation Sub-Account               873,970     9,058,075     3,254,881      4,689,851
MSF MetLife Conservative to Moderate Allocation
  Sub-Account                                                 820,733     8,382,420     1,550,845      1,964,878
MSF MetLife Moderate Allocation Sub-Account                 4,388,818    47,989,205     3,624,569      4,330,191
MSF MetLife Moderate to Aggressive Allocation Sub-Account   5,294,867    59,450,350     3,479,894      4,607,922
MSF T. Rowe Price Large Cap Growth Sub-Account                 91,165     1,172,289       482,086        457,518
MSF Loomis Sayles Small Cap Core Sub-Account                   33,108     5,811,914     4,601,393        566,889
MSF Neuberger Berman Mid Cap Value Sub-Account                100,087     1,657,183     1,545,474         78,134
MSF Met/Dimensional International Small Company
  Sub-Account                                               2,151,041    29,053,363    17,500,562      3,453,062
MSF Van Eck Global Natural Resources Sub-Account            4,129,471    60,114,952    44,607,714        690,724
Federated Capital Income Sub-Account (b)                        1,516        12,745        21,722          8,938
Federated High Income Bond Sub-Account                          4,214        29,999         2,201            528
Federated Kaufman Sub-Account (b)                               5,339        69,784        79,567          9,762
Neuberger Genesis Sub-Account                                     182         6,192            --          1,893

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. STATEMENTS OF INVESTMENTS -- (CONCLUDED)

                                                                                          FOR THE YEAR ENDED
                                                        AS OF DECEMBER 31, 2010            DECEMBER 31, 2010
                                                        ----------------------- ----------------------------
                                                                                      COST OF       PROCEEDS
                                                            SHARES     COST ($) PURCHASES ($) FROM SALES ($)
                                                        ---------- ------------ ------------- --------------
Alger Small Cap Growth Sub-Account                       1,819,823   52,588,160       971,477      6,312,915
T. Rowe Price Growth Stock Sub-Account                     223,044    6,175,653       252,923      1,121,377
T. Rowe Price International Stock Sub-Account               65,504      902,976        46,184         98,196
T. Rowe Price Prime Reserve Sub-Account                  1,264,618    1,264,580       281,688        417,528
Janus Aspen Worldwide Sub-Account                              216        5,077            36            657
American Funds Global Small Capitalization Sub-Account   3,774,377   71,975,602    16,228,804      7,242,021
American Funds Growth Sub-Account                       10,467,684  535,538,238    72,383,428      7,004,780
American Funds Growth--Income Sub-Account                7,781,372  275,582,340    30,810,200      7,460,447
American Funds Global Growth Sub-Account                 9,424,661  198,015,127    25,064,689      2,672,476
American Funds Bond Sub-Account                          8,163,170   84,985,167    29,678,470      2,308,804
FTVIPT Mutual Shares Securities Sub-Account              6,928,348  120,513,176    14,672,950      1,848,145
FTVIPT Templeton Foreign Securities Sub-Account          5,576,194   85,015,887     9,475,579      5,274,881
FTVIPT Templeton Growth Securities Sub-Account           4,105,289   52,987,655     4,116,072      4,043,647
FTVIPT Franklin Income Securities Sub-Account           11,912,868  180,311,599    38,452,843      4,704,023
FTVIPT Templeton Global Bond Securities Sub-Account      4,530,230   79,832,257    37,511,017      1,008,741
FTVIPT Franklin Small Cap Value Securities Sub-Account   1,828,842   23,988,265    11,883,524        839,151
UIF U.S. Real Estate Sub-Account                         5,341,879   87,652,308     5,764,840      8,108,987
Pioneer VCT Bond Sub-Account                               204,205    2,252,108       579,194        459,419
Pioneer VCT Cullen Value Sub-Account                       194,754    1,769,458       334,844        187,875
Pioneer VCT Emerging Markets Sub-Account                    39,066      879,703       305,432        275,879
Pioneer VCT Equity Income Sub-Account                       19,097      289,350        73,296        108,226
Pioneer VCT Fund Sub-Account                                11,676      218,584        23,712         25,189
Pioneer VCT Ibbotson Growth Allocation Sub-Account       1,808,437   13,223,463     1,703,915      1,430,859
Pioneer VCT Ibbotson Moderate Allocation Sub-Account     2,581,341   20,906,141     1,749,959      1,272,525
Pioneer VCT Mid Cap Value Sub-Account                    2,770,165   47,833,938     6,636,045      1,449,505
Pioneer VCT Real Estate Shares Sub-Account                  14,328      148,596        33,389         83,817
LMPVET ClearBridge Variable Small Cap Growth
  Sub-Account                                            2,177,416   27,378,872     7,701,777      2,415,434
LMPVET ClearBridge Variable Large Cap Value Sub-Account    206,808    3,107,764       400,956        384,036
LMPVET ClearBridge Variable Fundamental All Cap Value
  Sub-Account                                            5,057,332  104,503,241     7,749,937      4,166,633
LMPVET ClearBridge Variable Appreciation Sub-Account     7,410,438  171,652,710    41,487,156        405,012
LMPVET ClearBridge Variable Aggressive Growth
  Sub-Account                                            9,581,972  142,477,812    11,397,551      9,456,478
LMPVET ClearBridge Variable Large Cap Growth
  Sub-Account                                              375,345    5,715,123       396,115      1,663,009
LMPVET Investment Counsel Variable Social Awareness
  Sub-Account                                               20,930      511,899        98,784        155,382
LMPVET ClearBridge Variable Equity Income Builder
  Sub-Account                                            8,076,591   90,915,158    15,986,624      5,572,787
LMPVET ClearBridge Variable Capital Sub-Account            467,865    6,974,572       218,625        949,690
LMPVET ClearBridge Variable Dividend Strategy
  Sub-Account                                              623,914    6,119,776       486,041        989,409
LMPVET Variable Lifestyle Allocation 50% Sub-Account     1,128,176   13,070,583     6,043,670      1,145,587
LMPVET Variable Lifestyle Allocation 70% Sub-Account       316,136    3,434,388       195,319        637,009
LMPVET Variable Lifestyle Allocation 85% Sub-Account     5,122,640   57,396,282     9,723,809      2,564,838
LMPVIT Western Asset Variable Adjustable Rate Income
  Sub-Account                                              245,154    2,292,723       212,089        349,980
LMPVIT Western Asset Variable Global High Yield Bond
  Sub-Account                                            7,743,036   65,022,907    15,151,146      4,684,107

(a) For the period May 3, 2010 to December 31, 2010.

(b) For the period March 15, 2010 to December 31, 2010.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. SCHEDULES OF UNITS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:

                                       MIST LORD ABBETT            MIST LORD ABBETT         MIST MORGAN STANLEY
                                      GROWTH AND INCOME              BOND DEBENTURE              MID CAP GROWTH
                                            SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                               --------------------------- --------------------------- ---------------------------
                                     2010          2009          2010          2009          2010          2009
                               ------------- ------------- ------------- ------------- ------------- -------------
Units beginning of year        14,942,501    15,718,013    11,953,991    11,669,031     5,166,934     4,031,107
Units issued and transferred
  from other funding options    1,536,657     1,643,593     2,137,545     2,865,165     2,834,922     2,385,389
Units redeemed and transferred
  to other funding options     (2,267,040)   (2,419,105)   (2,383,232)   (2,580,205)   (1,395,570)   (1,249,562)
                               ------------- ------------- ------------- ------------- ------------- -------------
Units end of year              14,212,118    14,942,501    11,708,304    11,953,991     6,606,286     5,166,934
                               ============= ============= ============= ============= ============= =============

                                    MIST HARRIS OAKMARK           MIST THIRD AVENUE            MIST OPPENHEIMER
                                          INTERNATIONAL             SMALL CAP VALUE        CAPITAL APPRECIATION
                                            SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                               --------------------------- --------------------------- ---------------------------
                                     2010          2009          2010          2009          2010          2009
                               ------------- ------------- ------------- ------------- ------------- -------------
Units beginning of year        18,176,767    16,938,263    17,777,766    16,437,324    26,093,951    29,172,000
Units issued and transferred
  from other funding options    9,297,531     4,876,032     4,136,137     4,335,703     1,245,884     1,766,498
Units redeemed and transferred
  to other funding options     (3,884,345)   (3,637,528)   (3,119,919)   (2,995,261)   (3,726,005)   (4,844,547)
                               ------------- ------------- ------------- ------------- ------------- -------------
Units end of year              23,589,953    18,176,767    18,793,984    17,777,766    23,613,830    26,093,951
                               ============= ============= ============= ============= ============= =============

                                   MIST PIMCO INFLATION          MIST T. ROWE PRICE           MIST MFS RESEARCH
                                         PROTECTED BOND              MID CAP GROWTH               INTERNATIONAL
                                            SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                               --------------------------- --------------------------- ---------------------------
                                     2010          2009          2010          2009          2010          2009
                               ------------- ------------- ------------- ------------- ------------- -------------
Units beginning of year        37,506,865    23,243,826    31,597,201    24,389,138    21,694,779    20,463,384
Units issued and transferred
  from other funding options   23,935,539    20,070,324    15,342,005    12,284,767     4,866,440     5,385,340
Units redeemed and transferred
  to other funding options     (8,974,936)   (5,807,285)   (6,582,761)   (5,076,704)   (4,161,521)   (4,153,945)
                               ------------- ------------- ------------- ------------- ------------- -------------
Units end of year              52,467,468    37,506,865    40,356,445    31,597,201    22,399,698    21,694,779
                               ============= ============= ============= ============= ============= =============

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 31, 2009.

(d) For the period March 15, 2010 to December 31, 2010.

      MIST LORD ABBETT                                            MIST INVESCO
         MID CAP VALUE         MIST LAZARD MID CAP            SMALL CAP GROWTH
           SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
------------------------- --------------------------- ---------------------------
     2010         2009          2010          2009          2010          2009
------------ ------------ ------------- ------------- ------------- -------------
3,034,782    1,489,703     8,013,598     7,502,381    11,180,366    10,535,898
2,103,106    2,149,047     2,475,756     2,001,176     3,041,631     2,757,690
 (785,945)    (603,968)   (1,615,820)   (1,489,959)   (2,278,739)   (2,113,222)
------------ ------------ ------------- ------------- ------------- -------------
4,351,943    3,034,782     8,873,534     8,013,598    11,943,258    11,180,366
============ ============ ============= ============= ============= =============

              MIST LEGG MASON
CLEARBRIDGE AGGRESSIVE GROWTH       MIST PIMCO TOTAL RETURN         MIST RCM TECHNOLOGY
                  SUB-ACCOUNT                   SUB-ACCOUNT                 SUB-ACCOUNT
-------------------------------- ----------------------------- ---------------------------
      2010               2009           2010           2009          2010          2009
------------- ------------------ -------------- -------------- ------------- -------------
12,110,468         12,239,079     71,654,403     43,564,435    13,832,826    10,849,282
 4,529,477          2,516,706     60,350,932     38,284,077     7,800,959     6,974,066
(2,776,446)        (2,645,317)   (20,855,945)   (10,194,109)   (5,459,499)   (3,990,522)
------------- ------------------ -------------- -------------- ------------- -------------
13,863,499         12,110,468    111,149,390     71,654,403    16,174,286    13,832,826
============= ================== ============== ============== ============= =============

     MIST CLARION GLOBAL                 MIST TURNER          MIST GOLDMAN SACHS
             REAL ESTATE              MID CAP GROWTH               MID CAP VALUE
             SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
--------------------------- --------------------------- ---------------------------
      2010          2009          2010          2009          2010          2009
------------- ------------- ------------- ------------- ------------- -------------
 7,999,282     6,912,531     4,875,425     4,470,347     6,218,018     7,184,822
 3,600,130     3,040,495     2,523,823     2,079,154     2,318,620       165,468
(1,664,652)   (1,953,744)   (1,540,783)   (1,674,076)   (1,204,443)   (1,132,272)
------------- ------------- ------------- ------------- ------------- -------------
 9,934,760     7,999,282     5,858,465     4,875,425     7,332,195     6,218,018
============= ============= ============= ============= ============= =============

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:

                                             MIST METLIFE                  MIST METLIFE                  MIST METLIFE
                                       DEFENSIVE STRATEGY             MODERATE STRATEGY             BALANCED STRATEGY
                                              SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                               ----------------------------- ----------------------------- -----------------------------
                                      2010           2009           2010           2009           2010           2009
                               -------------- -------------- -------------- -------------- -------------- --------------
Units beginning of year        134,240,318     98,361,064    201,975,022    157,147,909    458,932,798    406,068,266
Units issued and transferred
  from other funding options    70,407,244     66,006,315     86,984,304     72,814,087    141,354,473    103,820,915
Units redeemed and transferred
  to other funding options     (36,735,488)   (30,127,061)   (31,178,901)   (27,986,974)   (53,905,364)   (50,956,383)
                               -------------- -------------- -------------- -------------- -------------- --------------
Units end of year              167,912,074    134,240,318    257,780,425    201,975,022    546,381,907    458,932,798
                               ============== ============== ============== ============== ============== ==============

                                        MIST LEGG MASON           MIST MFS EMERGING          MIST LOOMIS SAYLES
                                           VALUE EQUITY              MARKETS EQUITY              GLOBAL MARKETS
                                            SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                               --------------------------- --------------------------- ---------------------------
                                     2010          2009          2010          2009          2010          2009
                               ------------- ------------- ------------- ------------- ------------- -------------
Units beginning of year        12,311,635     9,617,947    18,534,256     9,820,617     7,198,911     5,848,580
Units issued and transferred
  from other funding options    5,203,304     5,890,764    15,900,566    12,353,343     5,309,769     3,056,769
Units redeemed and transferred
  to other funding options     (2,652,048)   (3,197,076)   (5,147,163)   (3,639,704)   (1,887,989)   (1,706,438)
                               ------------- ------------- ------------- ------------- ------------- -------------
Units end of year              14,862,891    12,311,635    29,287,659    18,534,256    10,620,691     7,198,911
                               ============= ============= ============= ============= ============= =============

                                           MIST PIONEER           MIST BLACKROCK              MIST BLACKROCK
                                       STRATEGIC INCOME           LARGE CAP CORE                  HIGH YIELD
                                            SUB-ACCOUNT              SUB-ACCOUNT                 SUB-ACCOUNT
                               --------------------------- ------------------------ ---------------------------
                                     2010          2009         2010        2009          2010          2009
                               ------------- ------------- ------------ ----------- ------------- -------------
Units beginning of year        10,957,582     7,373,489      613,169     508,491     5,656,394     1,114,960
Units issued and transferred
  from other funding options    8,203,544     5,077,225      598,887     239,528     8,972,443     6,142,738
Units redeemed and transferred
  to other funding options     (2,045,977)   (1,493,132)    (167,817)   (134,850)   (5,594,027)   (1,601,304)
                               ------------- ------------- ------------ ----------- ------------- -------------
Units end of year              17,115,149    10,957,582    1,044,239     613,169     9,034,810     5,656,394
                               ============= ============= ============ =========== ============= =============

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 31, 2009.

(d) For the period March 15, 2010 to December 31, 2010.

              MIST METLIFE                MIST METLIFE             MIST VAN KAMPEN
           GROWTH STRATEGY         AGGRESSIVE STRATEGY                    COMSTOCK
               SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
----------------------------- --------------------------- ---------------------------
       2010           2009          2010          2009          2010          2009
-------------- -------------- ------------- ------------- ------------- -------------
490,302,032    494,438,103    41,343,573    39,565,727    16,791,760     5,638,201
 37,570,947     64,373,807    12,038,416     8,976,104     7,045,507    13,684,341
(54,711,573)   (68,509,878)   (7,692,287)   (7,198,258)   (2,664,445)   (2,530,782)
-------------- -------------- ------------- ------------- ------------- -------------
473,161,406    490,302,032    45,689,702    41,343,573    21,172,822    16,791,760
============== ============== ============= ============= ============= =============

                                 MIST DREMAN
  MIST JANUS FORTY           SMALL CAP VALUE         MIST PIONEER FUND
       SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
--------------------- ------------------------- -------------------------
   2010       2009         2010         2009         2010         2009
---------- ---------- ------------ ------------ ------------ ------------
192,470    143,074    1,579,618    1,254,915    3,239,380    1,227,336
273,072    116,640      478,958      662,099    3,338,408    2,278,606
(67,637)   (67,244)    (380,615)    (337,396)    (600,471)    (266,562)
---------- ---------- ------------ ------------ ------------ ------------
397,905    192,470    1,677,961    1,579,618    5,977,317    3,239,380
========== ========== ============ ============ ============ ============

            MIST RAINIER           MIST AMERICAN FUNDS         MIST AMERICAN FUNDS
        LARGE CAP EQUITY           BALANCED ALLOCATION                        BOND
             SUB-ACCOUNT                   SUB-ACCOUNT                 SUB-ACCOUNT
--------------------------- ----------------------------- ---------------------------
      2010          2009           2010           2009          2010          2009
------------- ------------- -------------- -------------- ------------- -------------
 4,962,869     4,139,663    147,529,141     47,541,825    14,305,838     3,151,521
 2,614,493     3,515,585    124,042,699    109,740,383    16,482,411    12,969,406
(1,751,054)   (2,692,379)   (19,927,334)    (9,753,067)   (4,132,849)   (1,815,089)
------------- ------------- -------------- -------------- ------------- -------------
 5,826,308     4,962,869    251,644,506    147,529,141    26,655,400    14,305,838
============= ============= ============== ============== ============= =============

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:

                                                   MIST           MIST AMERICAN FUNDS         MIST AMERICAN FUNDS
                                  AMERICAN FUNDS GROWTH             GROWTH ALLOCATION               INTERNATIONAL
                                            SUB-ACCOUNT                   SUB-ACCOUNT                 SUB-ACCOUNT
                               --------------------------- ----------------------------- ---------------------------
                                     2010          2009           2010           2009          2010          2009
                               ------------- ------------- -------------- -------------- ------------- -------------
Units beginning of year        30,278,080     9,556,758    139,002,030     74,827,606    19,914,429     7,576,246
Units issued and transferred
  from other funding options   29,340,669    25,878,772     40,270,626     84,328,111    18,617,289    15,340,459
Units redeemed and transferred
  to other funding options     (7,212,138)   (5,157,450)   (23,886,355)   (20,153,687)   (4,727,176)   (3,002,276)
                               ------------- ------------- -------------- -------------- ------------- -------------
Units end of year              52,406,611    30,278,080    155,386,301    139,002,030    33,804,542    19,914,429
                               ============= ============= ============== ============== ============= =============

                                              MIST SSGA                   MIST SSGA      MIST MET/TEMPLETON
                                             GROWTH ETF       GROWTH AND INCOME ETF      INTERNATIONAL BOND
                                            SUB-ACCOUNT                 SUB-ACCOUNT             SUB-ACCOUNT
                               --------------------------- --------------------------- -----------------------
                                     2010          2009          2010          2009         2010    2009 (a)
                               ------------- ------------- ------------- ------------- ------------ ----------
Units beginning of year        16,443,398       190,893    29,942,630       312,145      775,327         --
Units issued and transferred
  from other funding options   17,578,371    19,507,804    60,995,275    32,168,027    2,588,044    844,394
Units redeemed and transferred
  to other funding options     (4,885,703)   (3,255,299)   (5,109,943)   (2,537,542)    (380,775)   (69,067)
                               ------------- ------------- ------------- ------------- ------------ ----------
Units end of year              29,136,066    16,443,398    85,827,962    29,942,630    2,982,596    775,327
                               ============= ============= ============= ============= ============ ==========

                                         INVESCO V.I.               INVESCO V.I.      INVESCO V.I. GLOBAL
                                 INTERNATIONAL GROWTH             BASIC BALANCED              REAL ESTATE
                                          SUB-ACCOUNT                SUB-ACCOUNT              SUB-ACCOUNT
                               ------------------------- -------------------------- ------------------------
                                    2010         2009            2010       2009         2010        2009
                               ------------ ------------ --------------- ---------- ------------ -----------
Units beginning of year        2,818,925    1,618,515          60,967     88,650      704,385     449,308
Units issued and transferred
  from other funding options   1,870,709    1,438,213              --         --      606,861     403,915
Units redeemed and transferred
  to other funding options      (362,061)    (237,803)         (5,000)   (27,683)    (162,303)   (148,838)
                               ------------ ------------ --------------- ---------- ------------ -----------
Units end of year              4,327,573    2,818,925          55,967     60,967    1,148,943     704,385
                               ============ ============ =============== ========== ============ ===========

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 31, 2009.

(d) For the period March 15, 2010 to December 31, 2010.

      MIST AMERICAN FUNDS           MIST MET/FRANKLIN    MIST MET/FRANKLIN TEMPLETON
      MODERATE ALLOCATION               MUTUAL SHARES              FOUNDING STRATEGY
              SUB-ACCOUNT                 SUB-ACCOUNT                    SUB-ACCOUNT
---------------------------- --------------------------- ------------------------------
       2010          2009          2010          2009          2010             2009
-------------- ------------- ------------- ------------- ------------- ----------------
 89,994,728    29,162,701     7,713,701     1,978,335    49,352,169       27,525,771
 65,794,039    66,983,370     7,738,231     6,931,863    19,542,207       30,026,563
(11,912,100)   (6,151,343)   (1,769,941)   (1,196,497)   (9,578,580)      (8,200,165)
-------------- ------------- ------------- ------------- ------------- ----------------
143,876,667    89,994,728    13,681,991     7,713,701    59,315,796       49,352,169
============== ============= ============= ============= ============= ================

  MIST MET/        MIST MET/
  TEMPLETON      EATON VANCE                                INVESCO V.I. CAPITAL
     GROWTH    FLOATING RATE    INVESCO V.I. CORE EQUITY            APPRECIATION
SUB-ACCOUNT      SUB-ACCOUNT                 SUB-ACCOUNT             SUB-ACCOUNT
-------------- ---------------- --------------------------- -----------------------
    2010 (b)         2010 (b)      2010             2009      2010          2009
-------------- ---------------- ---------- ---------------- --------- -------------
         --               --     99,143          120,534    41,631        50,723
    665,172        1,761,955         21               26        18            50
    (50,615)        (161,810)   (10,524)         (21,417)   (8,520)       (9,142)
-------------- ---------------- ---------- ---------------- --------- -------------
    614,557        1,600,145     88,640           99,143    33,129        41,631
============== ================ ========== ================ ========= =============

INVESCO V.I.                        INVESCO V.I.                INVESCO V.I.
        CAPITAL GROWTH         GROWTH AND INCOME           EQUITY AND INCOME
           SUB-ACCOUNT               SUB-ACCOUNT                 SUB-ACCOUNT
------------------------- ------------------------- ---------------------------
        2010      2009         2010         2009          2010          2009
--------------- --------- ------------ ------------ ------------- -------------
      26,829    33,379    6,896,039    4,699,178    17,747,381    13,625,412
      32,291     3,258    2,959,924    2,920,745     6,790,513     6,649,121
     (33,757)   (9,808)    (794,200)    (723,884)   (2,338,446)   (2,527,152)
--------------- --------- ------------ ------------ ------------- -------------
      25,363    26,829    9,061,763    6,896,039    22,199,448    17,747,381
=============== ========= ============ ============ ============= =============

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:

                                         INVESCO V.I.
                                   U.S. MID CAP VALUE    MFS VIT RESEARCH    MFS VIT INVESTORS TRUST
                                          SUB-ACCOUNT         SUB-ACCOUNT                SUB-ACCOUNT
                               ------------------------- ------------------- --------------------------
                                    2010         2009      2010      2009      2010             2009
                               ------------ ------------ --------- --------- --------- ----------------
Units beginning of year        1,763,519    1,130,852    23,944    26,232    11,563           13,271
Units issued and transferred
  from other funding options   1,259,195      948,950        --        --        --               --
Units redeemed and transferred
  to other funding options      (349,066)    (316,283)   (2,742)   (2,288)   (2,880)          (1,708)
                               ------------ ------------ --------- --------- --------- ----------------
Units end of year              2,673,648    1,763,519    21,202    23,944     8,683           11,563
                               ============ ============ ========= ========= ========= ================

                                        OPPENHEIMER VA            OPPENHEIMER VA
                               GLOBAL STRATEGIC INCOME     MAIN STREET SMALL CAP    OPPENHEIMER VA MONEY
                                           SUB-ACCOUNT               SUB-ACCOUNT             SUB-ACCOUNT
                               -------------------------- ------------------------- -----------------------
                                 2010             2009         2010         2009      2010          2009
                               --------- ---------------- ------------ ------------ ------ ----------------
Units beginning of year         1,786            1,903    3,126,840    1,863,546    20,177        25,333
Units issued and transferred
  from other funding options       --               --    1,486,005    1,625,772        --            --
Units redeemed and transferred
  to other funding options     (1,343)            (117)    (485,637)    (362,478)       --        (5,156)
                               --------- ---------------- ------------ ------------ ------ ----------------
Units end of year                 443            1,786    4,127,208    3,126,840    20,177        20,177
                               ========= ================ ============ ============ ====== ================

                                                               FIDELITY VIP
                               FIDELITY VIP OVERSEAS          EQUITY-INCOME    FIDELITY VIP INDEX 500
                                         SUB-ACCOUNT            SUB-ACCOUNT               SUB-ACCOUNT
                               ------------------------ ---------------------- -------------------------
                                   2010         2009       2010        2009         2010         2009
                               ----------- ------------ ---------- ----------- ------------ ------------
Units beginning of year         663,667      713,199    619,856     744,861    5,300,313    6,061,847
Units issued and transferred
  from other funding options     39,152       50,415      3,984       9,192       20,873       26,253
Units redeemed and transferred
  to other funding options     (109,091)     (99,947)   (93,665)   (134,197)    (755,797)    (787,787)
                               ----------- ------------ ---------- ----------- ------------ ------------
Units end of year               593,728      663,667    530,175     619,856    4,565,389    5,300,313
                               =========== ============ ========== =========== ============ ============

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 31, 2009.

(d) For the period March 15, 2010 to December 31, 2010.

MFS VIT NEW DISCOVERY    OPPENHEIMER VA MAIN STREET    OPPENHEIMER VA CORE BOND
          SUB-ACCOUNT                   SUB-ACCOUNT                 SUB-ACCOUNT
------------------------ ----------------------------- ---------------------------
  2010           2009      2010                2009       2010             2009
--------- -------------- --------- ------------------- ---------- ----------------
 6,461         10,205    28,105              31,897     12,533           22,518
    --             --        --                  --         --               --
(1,510)        (3,744)   (3,878)             (3,792)   (10,581)          (9,985)
--------- -------------- --------- ------------------- ---------- ----------------
 4,951          6,461    24,227              28,105      1,952           12,533
========= ============== ========= =================== ========== ================

FIDELITY VIP ASSET MANAGER         FIDELITY VIP GROWTH     FIDELITY VIP CONTRAFUND
               SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
----------------------------- --------------------------- ---------------------------
      2010            2009          2010          2009          2010          2009
------------- --------------- ------------- ------------- ------------- -------------
 9,345,424      10,322,631    11,893,241    12,838,680    15,955,996    16,114,037
   344,604         452,720       612,157       850,650     2,046,178     2,189,237
(1,426,044)     (1,429,927)   (1,554,058)   (1,796,089)   (2,294,600)   (2,347,278)
------------- --------------- ------------- ------------- ------------- -------------
 8,263,984       9,345,424    10,951,340    11,893,241    15,707,574    15,955,996
============= =============== ============= ============= ============= =============

                                                                   FIDELITY VIP
FIDELITY VIP MONEY MARKET      FIDELITY VIP MID CAP            FUNDSMANAGER 60%
              SUB-ACCOUNT               SUB-ACCOUNT                 SUB-ACCOUNT
---------------------------- ------------------------- ---------------------------
       2010          2009         2010         2009           2010      2009 (c)
-------------- ------------- ------------ ------------ -------------- ------------
  6,126,543     5,530,761    3,075,278    1,905,032      4,074,373           --
 96,878,440     5,540,548    1,773,206    1,472,702    116,408,584    4,203,193
(95,512,578)   (4,944,766)    (483,903)    (302,456)    (1,658,506)    (128,820)
-------------- ------------- ------------ ------------ -------------- ------------
  7,492,405     6,126,543    4,364,581    3,075,278    118,824,451    4,074,373
============== ============= ============ ============ ============== ============

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:

                                    DWS INTERNATIONAL    MSF FI VALUE LEADERS    MSF RUSSELL 2000 INDEX
                                          SUB-ACCOUNT             SUB-ACCOUNT               SUB-ACCOUNT
                               ------------------------- ----------------------- -------------------------
                                    2010         2009       2010         2009         2010         2009
                               ------------ ------------ ---------- ------------ ------------ ------------
Units beginning of year        2,700,348    2,819,612    265,682      251,266    1,108,328      478,053
Units issued and transferred
  from other funding options     230,638      318,119     99,348       58,351    2,273,866      942,236
Units redeemed and transferred
  to other funding options      (459,601)    (437,383)   (59,447)     (43,935)    (678,616)    (311,961)
                               ------------ ------------ ---------- ------------ ------------ ------------
Units end of year              2,471,385    2,700,348    305,583      265,682    2,703,578    1,108,328
                               ============ ============ ========== ============ ============ ============

                               MSF NEUBERGER BERMAN           MSF BLACKROCK         MSF BLACKROCK
                                            GENESIS             BOND INCOME       LARGE CAP VALUE
                                        SUB-ACCOUNT             SUB-ACCOUNT           SUB-ACCOUNT
                               ----------------------- ----------------------- ---------------------
                                   2010        2009        2010        2009       2010       2009
                               ----------- ----------- ----------- ----------- ---------- ----------
Units beginning of year         605,787     587,465     911,026     748,389    264,703    257,240
Units issued and transferred
  from other funding options     96,136     117,875     285,215     405,171     48,171     66,523
Units redeemed and transferred
  to other funding options     (123,360)    (99,553)   (243,407)   (242,534)   (59,421)   (59,060)
                               ----------- ----------- ----------- ----------- ---------- ----------
Units end of year               578,563     605,787     952,834     911,026    253,453    264,703
                               =========== =========== =========== =========== ========== ==========

                                                                    MSF METLIFE           MSF DAVIS VENTURE
                                 MSF MFS TOTAL RETURN       MID CAP STOCK INDEX                       VALUE
                                          SUB-ACCOUNT               SUB-ACCOUNT                 SUB-ACCOUNT
                               ------------------------- ------------------------- ---------------------------
                                    2010         2009         2010         2009          2010          2009
                               ------------ ------------ ------------ ------------ ------------- -------------
Units beginning of year        1,006,138      977,440    1,692,693      999,722    41,123,511    37,459,395
Units issued and transferred
  from other funding options     126,620      268,850    2,366,351      929,016    11,167,451     9,976,448
Units redeemed and transferred
  to other funding options      (203,556)    (240,152)    (615,743)    (236,045)   (5,875,539)   (6,312,332)
                               ------------ ------------ ------------ ------------ ------------- -------------
Units end of year                929,202    1,006,138    3,443,301    1,692,693    46,415,423    41,123,511
                               ============ ============ ============ ============ ============= =============

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 31, 2009.

(d) For the period March 15, 2010 to December 31, 2010.

MSF ARTIO                                                     MSF BLACKROCK
 INTERNATIONAL STOCK     MSF METLIFE STOCK INDEX    LEGACY LARGE CAP GROWTH
         SUB-ACCOUNT                 SUB-ACCOUNT                SUB-ACCOUNT
----------------------- --------------------------- --------------------------
     2010       2009          2010          2009        2010           2009
------------ ---------- ------------- ------------- ----------- --------------
  337,655    380,684    21,150,594    15,678,062     612,808         49,555
   65,262     50,582     9,022,338    10,399,383     130,372        697,214
  (84,505)   (93,611)   (6,370,972)   (4,926,851)   (141,995)      (133,961)
------------ ---------- ------------- ------------- ----------- --------------
  318,412    337,655    23,801,960    21,150,594     601,185        612,808
============ ========== ============= ============= =========== ==============

   MSF BARCLAYS CAPITAL                   MSF MFS        MSF MORGAN STANLEY
   AGGREGATE BOND INDEX                     VALUE                EAFE INDEX
            SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
-------------------------- ------------------------- -------------------------
      2010         2009         2010         2009         2010         2009
------------- ------------ ------------ ------------ ------------ ------------
 2,010,364      527,803    2,664,361    2,080,451    2,230,107    1,129,559
 4,667,969    1,661,447    1,034,132      941,946    3,151,237    1,389,614
(1,032,196)    (178,886)    (463,844)    (358,036)    (744,853)    (289,066)
------------- ------------ ------------ ------------ ------------ ------------
 5,646,137    2,010,364    3,234,649    2,664,361    4,636,491    2,230,107
============= ============ ============ ============ ============ ============

         MSF MET/ARTISAN                MSF JENNISON                 MSF BLACKROCK
           MID CAP VALUE                      GROWTH                  MONEY MARKET
             SUB-ACCOUNT                 SUB-ACCOUNT                   SUB-ACCOUNT
--------------------------- --------------------------- -----------------------------
      2010          2009          2010          2009           2010           2009
------------- ------------- ------------- ------------- -------------- --------------
15,659,935    16,302,851    17,375,446    14,090,231     54,211,009     55,686,362
 2,242,180     2,167,855     6,571,017     6,315,272     56,918,244     54,275,644
(2,738,170)   (2,810,771)   (3,716,293)   (3,030,057)   (60,114,235)   (55,750,997)
------------- ------------- ------------- ------------- -------------- --------------
15,163,945    15,659,935    20,230,170    17,375,446     51,015,018     54,211,009
============= ============= ============= ============= ============== ==============

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:

                                                              MSF WESTERN ASSET
                                  MSF T. ROWE PRICE                  MANAGEMENT         MSF OPPENHEIMER
                                   SMALL CAP GROWTH             U.S. GOVERNMENT           GLOBAL EQUITY
                                        SUB-ACCOUNT                 SUB-ACCOUNT             SUB-ACCOUNT
                               ----------------------- --------------------------- -----------------------
                                   2010        2009          2010          2009        2010        2009
                               ----------- ----------- ------------- ------------- ----------- -----------
Units beginning of year         481,022     332,266     8,573,371     5,356,593     672,213     671,786
Units issued and transferred
  from other funding options     99,207     279,905     7,037,310     6,094,104      41,665     135,384
Units redeemed and transferred
  to other funding options     (114,897)   (131,149)   (3,052,095)   (2,877,326)   (104,909)   (134,957)
                               ----------- ----------- ------------- ------------- ----------- -----------
Units end of year               465,332     481,022    12,558,586     8,573,371     608,969     672,213
                               =========== =========== ============= ============= =========== ===========

                                          MSF METLIFE    MSF METLIFE MODERATE TO    MSF T. ROWE PRICE
                                  MODERATE ALLOCATION      AGGRESSIVE ALLOCATION     LARGE CAP GROWTH
                                          SUB-ACCOUNT                SUB-ACCOUNT          SUB-ACCOUNT
                               ------------------------- -------------------------- --------------------
                                    2010         2009         2010          2009       2010      2009
                               ------------ ------------ ------------ ------------- ---------- ---------
Units beginning of year        4,293,013    4,259,716    5,328,120     5,745,796     39,614    27,135
Units issued and transferred
  from other funding options     262,765      358,294      257,429       505,834     18,052    20,301
Units redeemed and transferred
  to other funding options      (363,254)    (324,997)    (391,533)     (923,510)   (17,170)   (7,822)
                               ------------ ------------ ------------ ------------- ---------- ---------
Units end of year              4,192,524    4,293,013    5,194,016     5,328,120     40,496    39,614
                               ============ ============ ============ ============= ========== =========

                                                           FEDERATED
                                   MSF VAN ECK GLOBAL        CAPITAL                                    FEDERATED
                                    NATURAL RESOURCES         INCOME    FEDERATED HIGH INCOME BOND        KAUFMAN
                                          SUB-ACCOUNT    SUB-ACCOUNT                   SUB-ACCOUNT    SUB-ACCOUNT
                               ------------------------- -------------- ----------------------------- --------------
                                    2010      2009 (a)       2010 (d)    2010                 2009        2010 (d)
                               ------------ ------------ -------------- -------- -------------------- --------------
Units beginning of year        1,195,095           --             --    3,582               10,612             --
Units issued and transferred
  from other funding options   3,313,910    1,252,359          4,805       --                   --         15,991
Units redeemed and transferred
  to other funding options      (541,780)     (57,264)        (1,957)     (16)              (7,030)        (1,807)
                               ------------ ------------ -------------- -------- -------------------- --------------
Units end of year              3,967,225    1,195,095          2,848    3,566                3,582         14,184
                               ============ ============ ============== ======== ==================== ==============

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 31, 2009.

(d) For the period March 15, 2010 to December 31, 2010.

          MSF METLIFE                MSF METLIFE    MSF METLIFE CONSERVATIVE TO
AGGRESSIVE ALLOCATION    CONSERVATIVE ALLOCATION            MODERATE ALLOCATION
          SUB-ACCOUNT                SUB-ACCOUNT                    SUB-ACCOUNT
------------------------ -------------------------- ------------------------------
   2010          2009        2010           2009        2010               2009
---------- ------------- ----------- -------------- ----------- ------------------
169,980       159,053     967,744        602,771     836,071            664,967
 33,862        36,343     250,831        562,989     117,347            287,835
(23,698)      (25,416)   (388,352)      (198,016)   (170,643)          (116,731)
---------- ------------- ----------- -------------- ----------- ------------------
180,144       169,980     830,223        967,744     782,775            836,071
========== ============= =========== ============== =========== ==================

                                                MSF MET/DIMENSIONAL
MSF LOOMIS SAYLES    MSF NEUBERGER BERMAN             INTERNATIONAL
   SMALL CAP CORE           MID CAP VALUE             SMALL COMPANY
      SUB-ACCOUNT             SUB-ACCOUNT               SUB-ACCOUNT
-------------------- ----------------------- -------------------------
   2010      2009      2010          2009         2010         2009
---------- --------- --------- ------------- ------------ ------------
 73,444       926    11,335         1,374    1,225,665       12,651
177,229    81,411    76,055        12,821    1,504,214    1,597,291
(36,366)   (8,893)   (4,939)       (2,860)    (647,605)    (384,277)
---------- --------- --------- ------------- ------------ ------------
214,307    73,444    82,451        11,335    2,082,274    1,225,665
========== ========= ========= ============= ============ ============

NEUBERGER GENESIS    ALGER SMALL CAP GROWTH    T. ROWE PRICE GROWTH STOCK
      SUB-ACCOUNT               SUB-ACCOUNT                   SUB-ACCOUNT
-------------------- ------------------------- -----------------------------
2010         2009         2010         2009       2010               2009
------- ------------ ------------ ------------ ---------- ------------------
 697          809    6,156,883    6,485,576     97,059            104,973
  --           --      440,832      526,993      4,878              6,341
(126)        (112)    (962,784)    (855,686)   (16,062)           (14,255)
------- ------------ ------------ ------------ ---------- ------------------
 571          697    5,634,931    6,156,883     85,875             97,059
======= ============ ============ ============ ========== ==================

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:

                                     T. ROWE PRICE         T. ROWE PRICE
                               INTERNATIONAL STOCK         PRIME RESERVE    JANUS ASPEN WORLDWIDE
                                       SUB-ACCOUNT           SUB-ACCOUNT              SUB-ACCOUNT
                               ---------------------- --------------------- ------------------------
                                 2010         2009       2010       2009    2010             2009
                               --------- ------------ ---------- ---------- ------- ----------------
Units beginning of year        72,797       76,425     76,856    120,897     999            1,089
Units issued and transferred
  from other funding options    3,959        5,193     15,515     43,074      --               --
Units redeemed and transferred
  to other funding options     (8,639)      (8,821)   (22,358)   (87,115)    (98)             (90)
                               --------- ------------ ---------- ---------- ------- ----------------
Units end of year              68,117       72,797     70,013     76,856     901              999
                               ========= ============ ========== ========== ======= ================

                                        AMERICAN FUNDS                                                FTVIPT
                                         GLOBAL GROWTH       AMERICAN FUNDS BOND    MUTUAL SHARES SECURITIES
                                           SUB-ACCOUNT               SUB-ACCOUNT                 SUB-ACCOUNT
                               -------------------------- ------------------------- ---------------------------
                                    2010          2009         2010         2009         2010           2009
                               ------------ ------------- ------------ ------------ ------------ --------------
Units beginning of year        6,579,263     5,818,048    3,608,245    1,887,421    4,784,657      3,944,854
Units issued and transferred
  from other funding options   1,820,255     1,803,874    2,268,949    2,179,228    1,283,480      1,429,387
Units redeemed and transferred
  to other funding options      (929,411)   (1,042,659)    (693,711)    (458,404)    (636,702)      (589,584)
                               ------------ ------------- ------------ ------------ ------------ --------------
Units end of year              7,470,107     6,579,263    5,183,483    3,608,245    5,431,435      4,784,657
                               ============ ============= ============ ============ ============ ==============

                                     FTVIPT TEMPLETON               FTVIPT FRANKLIN
                               GLOBAL BOND SECURITIES    SMALL CAP VALUE SECURITIES      UIF U.S. REAL ESTATE
                                          SUB-ACCOUNT                   SUB-ACCOUNT               SUB-ACCOUNT
                               ------------------------- ----------------------------- -------------------------
                                    2010         2009         2010             2009         2010         2009
                               ------------ ------------ ------------ ---------------- ------------ ------------
Units beginning of year        2,853,081    1,462,599    1,787,114          856,253    2,542,094    2,248,952
Units issued and transferred
  from other funding options   2,640,993    1,894,407    1,819,181        1,334,846      385,013      734,874
Units redeemed and transferred
  to other funding options      (496,483)    (503,925)    (427,865)        (403,985)    (599,357)    (441,732)
                               ------------ ------------ ------------ ---------------- ------------ ------------
Units end of year              4,997,591    2,853,081    3,178,430        1,787,114    2,327,750    2,542,094
                               ============ ============ ============ ================ ============ ============

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 31, 2009.

(d) For the period March 15, 2010 to December 31, 2010.

             AMERICAN FUNDS            AMERICAN FUNDS            AMERICAN FUNDS
GLOBAL SMALL CAPITALIZATION                    GROWTH             GROWTH-INCOME
                SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
------------------------------ ------------------------- -------------------------
     2010              2009         2010         2009         2010         2009
------------ ----------------- ------------ ------------ ------------ ------------
2,262,060         1,683,911    3,225,880    2,453,157    2,398,146    1,942,091
  894,535           990,083      942,727    1,150,525      615,981      748,276
 (578,587)         (411,934)    (450,931)    (377,802)    (375,057)    (292,221)
------------ ----------------- ------------ ------------ ------------ ------------
2,578,008         2,262,060    3,717,676    3,225,880    2,639,070    2,398,146
============ ================= ============ ============ ============ ============

      FTVIPT TEMPLETON          FTVIPT TEMPLETON           FTVIPT FRANKLIN
    FOREIGN SECURITIES         GROWTH SECURITIES         INCOME SECURITIES
           SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
------------------------- ------------------------- -------------------------
     2010         2009         2010         2009         2010         2009
------------ ------------ ------------ ------------ ------------ ------------
2,655,441    2,485,260    3,416,400    2,828,128    3,157,996    2,613,572
  583,518      659,869      599,836    1,150,853    1,073,134      995,159
 (456,954)    (489,688)    (565,909)    (562,581)    (508,398)    (450,735)
------------ ------------ ------------ ------------ ------------ ------------
2,782,005    2,655,441    3,450,327    3,416,400    3,722,732    3,157,996
============ ============ ============ ============ ============ ============

                                                         PIONEER VCT
  PIONEER VCT BOND    PIONEER VCT CULLEN VALUE      EMERGING MARKETS
       SUB-ACCOUNT                 SUB-ACCOUNT           SUB-ACCOUNT
--------------------- --------------------------- ---------------------
   2010       2009       2010             2009       2010       2009
---------- ---------- ---------- ---------------- ---------- ----------
193,471      8,267    223,412           21,316     60,035      4,387
 43,425    197,855     44,706          244,085     19,312     69,030
(40,047)   (12,651)   (24,374)         (41,989)   (16,583)   (13,382)
---------- ---------- ---------- ---------------- ---------- ----------
196,849    193,471    243,744          223,412     62,764     60,035
========== ========== ========== ================ ========== ==========

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:

                                                                                               PIONEER VCT
                               PIONEER VCT EQUITY INCOME    PIONEER VCT FUND    IBBOTSON GROWTH ALLOCATION
                                             SUB-ACCOUNT         SUB-ACCOUNT                   SUB-ACCOUNT
                               ---------------------------- ------------------- -----------------------------
                                 2010               2009      2010      2009         2010             2009
                               --------- ------------------ --------- --------- ------------ ----------------
Units beginning of year        20,833              2,134    26,714     5,631    1,257,274          346,884
Units issued and transferred
  from other funding options    3,801             23,500     2,746    23,854      115,549        1,021,218
Units redeemed and transferred
  to other funding options     (5,766)            (4,801)   (2,647)   (2,771)     (97,687)        (110,828)
                               --------- ------------------ --------- --------- ------------ ----------------
Units end of year              18,868             20,833    26,813    26,714    1,275,136        1,257,274
                               ========= ================== ========= ========= ============ ================

                                      LMPVET CLEARBRIDGE          LMPVET CLEARBRIDGE    LMPVET CLEARBRIDGE VARIABLE
                               VARIABLE SMALL CAP GROWTH    VARIABLE LARGE CAP VALUE      FUNDAMENTAL ALL CAP VALUE
                                             SUB-ACCOUNT                 SUB-ACCOUNT                    SUB-ACCOUNT
                               ---------------------------- --------------------------- ------------------------------
                                    2010            2009       2010             2009         2010              2009
                               ------------ --------------- ---------- ---------------- ------------ -----------------
Units beginning of year        1,757,714       1,214,861    196,692          188,889    2,989,079         2,724,852
Units issued and transferred
  from other funding options     888,650         952,710     29,654           34,053      524,162           679,485
Units redeemed and transferred
  to other funding options      (496,739)       (409,857)   (31,447)         (26,250)    (412,366)         (415,258)
                               ------------ --------------- ---------- ---------------- ------------ -----------------
Units end of year              2,149,625       1,757,714    194,899          196,692    3,100,875         2,989,079
                               ============ =============== ========== ================ ============ =================

                               LMPVET INVESTMENT COUNSEL                LMPVET CLEARBRIDGE    LMPVET CLEARBRIDGE
                               VARIABLE SOCIAL AWARENESS    VARIABLE EQUITY INCOME BUILDER      VARIABLE CAPITAL
                                             SUB-ACCOUNT                       SUB-ACCOUNT           SUB-ACCOUNT
                               ---------------------------- --------------------------------- ---------------------
                                 2010               2009         2010                 2009       2010       2009
                               --------- ------------------ ------------ -------------------- ---------- ----------
Units beginning of year        19,412             25,775    6,144,958            5,136,303    422,476    459,735
Units issued and transferred
  from other funding options    3,746              1,814    1,589,873            1,895,270     21,542     31,219
Units redeemed and transferred
  to other funding options     (5,734)            (8,177)    (956,792)            (886,615)   (74,152)   (68,478)
                               --------- ------------------ ------------ -------------------- ---------- ----------
Units end of year              17,424             19,412    6,778,039            6,144,958    369,866    422,476
                               ========= ================== ============ ==================== ========== ==========

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 31, 2009.

(d) For the period March 15, 2010 to December 31, 2010.

                 PIONEER VCT               PIONEER VCT           PIONEER VCT
IBBOTSON MODERATE ALLOCATION             MID CAP VALUE    REAL ESTATE SHARES
                 SUB-ACCOUNT               SUB-ACCOUNT           SUB-ACCOUNT
------------------------------- ------------------------- ---------------------
     2010               2009         2010         2009      2010        2009
------------ ------------------ ------------ ------------ --------- -----------
1,818,031            109,195    1,309,529    1,105,223    16,034       3,001
  101,045          1,811,953      378,519      385,549     1,992      21,091
  (85,333)          (103,117)    (194,699)    (181,243)   (5,043)     (8,058)
------------ ------------------ ------------ ------------ --------- -----------
1,833,743          1,818,031    1,493,349    1,309,529    12,983      16,034
============ ================== ============ ============ ========= ===========

    LMPVET CLEARBRIDGE            LMPVET CLEARBRIDGE           LMPVET CLEARBRIDGE
 VARIABLE APPRECIATION    VARIABLE AGGRESSIVE GROWTH    VARIABLE LARGE CAP GROWTH
           SUB-ACCOUNT                   SUB-ACCOUNT                  SUB-ACCOUNT
------------------------- ----------------------------- ----------------------------
     2010         2009          2010            2009        2010             2009
------------ ------------ ------------- --------------- ----------- ----------------
4,134,838    3,070,482    11,503,827      10,751,677     557,417          629,993
1,932,621    1,673,500     2,318,559       2,542,293      46,697           48,243
 (552,206)    (609,144)   (2,079,414)     (1,790,143)   (144,764)        (120,819)
------------ ------------ ------------- --------------- ----------- ----------------
5,515,253    4,134,838    11,742,972      11,503,827     459,350          557,417
============ ============ ============= =============== =========== ================

        LMPVET CLEARBRIDGE             LMPVET VARIABLE             LMPVET VARIABLE
VARIABLE DIVIDEND STRATEGY    LIFESTYLE ALLOCATION 50%    LIFESTYLE ALLOCATION 70%
               SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
----------------------------- --------------------------- ---------------------------
    2010              2009        2010            2009       2010             2009
----------- ----------------- ----------- --------------- ---------- ----------------
 709,577           798,585     487,451         567,873    271,548          280,357
  54,553            75,267     386,123          59,617     11,385           41,714
(122,614)         (164,275)   (104,052)       (140,039)   (46,812)         (50,523)
----------- ----------------- ----------- --------------- ---------- ----------------
 641,516           709,577     769,522         487,451    236,121          271,548
=========== ================= =========== =============== ========== ================

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. SCHEDULES OF UNITS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009:

                                                           LMPVIT WESTERN ASSET      LMPVIT WESTERN ASSET
                                        LMPVET VARIABLE     VARIABLE ADJUSTABLE           VARIABLE GLOBAL
                               LIFESTYLE ALLOCATION 85%             RATE INCOME           HIGH YIELD BOND
                                            SUB-ACCOUNT             SUB-ACCOUNT               SUB-ACCOUNT
                               --------------------------- ----------------------- -------------------------
                                    2010           2009       2010         2009         2010         2009
                               ------------ -------------- ---------- ------------ ------------ ------------
Units beginning of year        3,756,486      2,668,230    231,438      225,349    2,845,850    2,664,258
Units issued and transferred
  from other funding options     981,734      1,411,759     24,013       43,862    1,008,282      848,751
Units redeemed and transferred
  to other funding options      (449,128)      (323,503)   (37,082)     (37,773)    (683,233)    (667,159)
                               ------------ -------------- ---------- ------------ ------------ ------------
Units end of year              4,289,092      3,756,486    218,369      231,438    3,170,899    2,845,850
                               ============ ============== ========== ============ ============ ============

(a) For the period May 4, 2009 to December 31, 2009.

(b) For the period May 3, 2010 to December 31, 2010.

(c) For the period October 15, 2009 to December 31, 2009.

(d) For the period March 15, 2010 to December 31, 2010.

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS

The Company sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

The following table is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund, for the respective stated periods in the five years ended December 31, 2010:

                                                        AS OF DECEMBER 31                     FOR THE YEAR ENDED DECEMBER 31
                                 ---------------------------------------- --------------------------------------------------
                                                   UNIT VALUE             INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                    LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                      UNITS       HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                 ---------- ----------------- ----------- ------------- ---------------- -------------------
MIST Lord Abbett Growth and 2010 14,212,118     26.09 - 86.60 558,423,606          1.11      0.89 - 2.35    14.30 - 16.29
  Income Sub-Account        2009 14,942,501     22.55 - 74.47 502,483,411          2.30      0.89 - 2.35    15.64 - 17.62
                            2008 15,718,013     19.27 - 63.32 447,266,597          1.65      0.89 - 2.35 (37.82) - (36.76)
                            2007 18,116,672    30.63 - 100.12 822,332,309          0.94      0.89 - 2.35      1.30 - 7.97
                            2006 20,191,907     29.87 - 97.12 898,436,542          1.63      0.89 - 2.35    15.06 - 16.98
MIST Lord Abbett Bond       2010 11,708,304      8.12 - 25.87 267,920,695          6.21      0.89 - 2.35    10.34 - 12.18
  Debenture Sub-Account     2009 11,953,991      7.27 - 23.06 245,913,998          7.17      0.89 - 2.35    33.60 - 35.91
                            2008 11,669,031      5.38 - 16.97 178,177,257          4.35      0.89 - 2.35 (20.50) - (19.12)
                            2007 15,162,946      6.68 - 20.98 288,948,614          5.32      0.89 - 2.35      4.06 - 5.90
                            2006 16,856,041      6.34 - 19.81 306,513,652          6.67      0.89 - 2.35      6.62 - 8.39
MIST Morgan Stanley Mid Cap 2010  6,606,286      2.04 - 17.98  89,015,672          0.01      0.89 - 2.30    17.15 - 30.84
  Growth Sub-Account        2009  5,166,934      9.84 - 11.09  54,290,087            --      0.95 - 2.30    53.69 - 55.79
                            2008  4,031,107       6.40 - 7.12  27,227,267          1.21      0.95 - 2.30 (47.97) - (47.26)
                            2007  1,845,571     12.30 - 13.50  23,676,085            --      0.95 - 2.30    20.66 - 22.31
                            2006    612,842     10.20 - 10.75   6,430,532            --      1.40 - 2.30      5.91 - 6.87
MIST Lord Abbett Mid Cap    2010  4,351,943     22.57 - 25.97 108,323,379          0.55      1.30 - 2.35    22.62 - 23.91
  Value Sub-Account         2009  3,034,782     18.41 - 20.96  60,902,685          1.74      1.30 - 2.35    23.59 - 24.90
                            2008  1,489,703     14.89 - 16.78  23,899,560          0.41      1.30 - 2.35 (40.20) - (39.57)
                            2007    609,565     25.04 - 27.45  16,075,069          0.60      1.55 - 2.30   (1.70) - (0.96)
                            2006    363,014     25.47 - 27.96   9,728,623          0.36      1.40 - 2.30     9.63 - 10.62
MIST Lazard Mid Cap         2010  8,873,534     14.35 - 15.88 135,205,406          0.86      1.20 - 2.35    20.00 - 21.40
  Sub-Account               2009  8,013,598     11.95 - 13.08 100,906,992          1.16      1.20 - 2.35    33.58 - 35.13
                            2008  7,502,381       8.94 - 9.61  70,201,744          0.96      1.30 - 2.35 (39.74) - (39.10)
                            2007  7,858,992     14.83 - 15.78 121,255,292          0.34      1.30 - 2.35   (4.98) - (3.97)
                            2006  7,830,725     15.64 - 16.43 126,365,450          0.31      1.30 - 2.35    12.02 - 13.20
MIST Invesco Small Cap      2010 11,943,258     14.70 - 16.99 186,610,558            --      0.89 - 2.35    23.26 - 25.35
  Growth Sub-Account        2009 11,180,366     11.92 - 13.55 140,473,926            --      0.89 - 2.35    30.70 - 33.03
                            2008 10,535,898      9.11 - 10.19 100,447,225            --      0.89 - 2.35 (40.16) - (39.15)
                            2007 11,452,863     15.20 - 16.74 181,044,517            --      0.89 - 2.35     8.48 - 10.41
                            2006 12,354,489     14.00 - 15.16 178,634,572            --      0.89 - 2.35    11.54 - 12.90
MIST Harris Oakmark         2010 23,589,953     17.23 - 20.14 459,739,197          1.82      1.30 - 2.35    13.71 - 14.92
  International Sub-Account 2009 18,176,767     15.11 - 17.52 309,481,262          7.66      1.30 - 2.35    43.46 - 53.06
                            2008 16,938,263     10.69 - 11.45 189,181,455          1.67      1.30 - 2.35 (42.26) - (41.65)
                            2007 20,013,713     18.49 - 19.62 384,273,575          0.80      1.30 - 2.35   (3.43) - (2.40)
                            2006 20,892,628     19.13 - 20.10 412,470,437          2.44      1.30 - 2.35    25.86 - 27.19
MIST Third Avenue Small Cap 2010 18,793,984     16.49 - 18.91 327,520,477          1.17      0.89 - 2.35    17.11 - 19.08
  Value Sub-Account         2009 17,777,766     14.06 - 15.88 262,479,306          1.15      0.89 - 2.35    23.51 - 25.70
                            2008 16,437,324     11.38 - 12.63 194,917,296          0.76      0.89 - 2.35 (31.46) - (30.31)
                            2007 18,432,805     16.58 - 18.13 316,501,402          1.00      0.89 - 2.35   (5.29) - (3.66)
                            2006 20,363,980     17.49 - 18.82 360,767,904          0.45      0.89 - 2.35    10.51 - 12.38

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                           AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                     --------------------------------------- --------------------------------------------------
                                                    UNIT VALUE               INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                     LOWEST TO           NET        INCOME        LOWEST TO        LOWEST TO
                                           UNITS   HIGHEST ($)    ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                     ----------- ------------- ------------- ------------- ---------------- -------------------
MIST Oppenheimer Capital        2010  23,613,830  7.76 - 10.67   196,389,755          0.46      0.95 - 2.35      6.86 - 8.42
  Appreciation Sub-Account      2009  26,093,951   7.26 - 9.84   201,465,075            --      0.95 - 2.35    40.37 - 42.38
                                2008  29,172,000   5.16 - 6.91   159,163,585          3.52      0.95 - 2.35 (47.20) - (46.42)
                                2007  34,634,000  9.77 - 12.90   354,882,609          0.01      0.95 - 2.35    11.62 - 13.20
                                2006  39,279,261  8.75 - 11.41   357,893,449          0.10      1.15 - 2.35      5.12 - 6.58
MIST Legg Mason ClearBridge     2010  13,863,499   6.97 - 7.63   102,505,758            --      1.30 - 2.35    20.92 - 22.20
  Aggressive Growth             2009  12,110,468   5.76 - 6.24    73,409,292            --      1.30 - 2.35    29.87 - 31.23
  Sub-Account                   2008  12,239,079   4.43 - 4.76    56,694,512            --      1.30 - 2.35 (40.47) - (39.84)
                                2007  13,488,538   7.44 - 7.91   104,186,821            --      1.30 - 2.35    (0.12) - 0.94
                                2006  15,227,592   7.44 - 7.84   116,887,678            --      1.30 - 2.35   (4.01) - (3.00)
MIST PIMCO Total Return         2010 111,149,390 11.27 - 17.67 1,761,602,464          3.20      0.89 - 2.35      5.65 - 7.45
  Sub-Account                   2009  71,654,403 10.54 - 16.44 1,055,450,302          6.39      0.89 - 2.35    15.29 - 17.35
                                2008  43,564,435  9.03 - 14.01   542,563,802          3.71      0.89 - 2.35   (1.93) - (0.26)
                                2007  37,539,072  9.10 - 14.05   469,985,360          3.32      0.89 - 2.35      5.05 - 6.89
                                2006  37,317,040  8.56 - 13.14   440,826,722          2.58      0.89 - 2.35      2.10 - 3.88
MIST RCM Technology             2010  16,174,288   6.39 - 7.45   109,729,016            --      0.89 - 2.35    24.73 - 27.12
  Sub-Account                   2009  13,832,826   5.12 - 5.86    74,614,703            --      0.89 - 2.35    55.30 - 57.75
                                2008  10,849,282   3.29 - 3.72    37,389,860         13.67      0.89 - 2.35 (45.75) - (44.75)
                                2007  12,386,524   6.06 - 6.72    78,045,995            --      0.89 - 2.35    28.45 - 30.50
                                2006  10,314,725   4.71 - 5.15    50,206,487            --      0.89 - 2.35      2.91 - 4.55
MIST PIMCO Inflation Protected  2010  52,467,468 12.81 - 13.99   711,162,874          2.23      1.20 - 2.35      5.26 - 6.48
  Bond Sub-Account              2009  37,506,865 12.17 - 13.14   478,661,744          3.18      1.20 - 2.35    15.31 - 16.64
                                2008  23,243,826 10.55 - 11.26   254,891,679          3.71      1.20 - 2.35   (9.22) - (8.17)
                                2007  21,340,808 11.60 - 12.19   255,623,164          2.14      1.30 - 2.35      8.21 - 9.36
                                2006  22,804,934 10.72 - 11.14   250,682,193          3.75      1.30 - 2.35   (1.94) - (0.91)
MIST T. Rowe Price Mid Cap      2010  40,356,445  9.67 - 10.58   414,850,131            --      1.30 - 2.35    24.72 - 26.05
  Growth Sub-Account            2009  31,597,201   7.75 - 8.40   258,174,943            --      1.30 - 2.35    42.11 - 43.59
                                2008  24,389,138   5.45 - 5.85   139,067,651            --      1.30 - 2.35 (41.15) - (40.53)
                                2007  25,165,985   9.25 - 9.83   242,043,730            --      1.30 - 2.35    14.89 - 16.11
                                2006  26,478,451   8.04 - 8.47   220,015,833            --      1.30 - 2.35      3.70 - 4.80
MIST MFS Research International 2010  22,399,698 13.27 - 15.17   318,521,626          1.70      0.95 - 2.35     8.83 - 10.35
  Sub-Account                   2009  21,694,779 12.19 - 13.75   281,155,296          3.12      0.95 - 2.35    28.50 - 30.32
                                2008  20,463,384  9.48 - 10.55   204,675,511          1.89      0.95 - 2.35 (43.71) - (42.91)
                                2007  19,606,367 16.84 - 18.48   345,568,972          1.22      0.95 - 2.35    10.65 - 12.21
                                2006  18,205,030 15.21 - 17.35   287,904,765          1.63      0.89 - 2.35    23.63 - 25.79
MIST Clarion Global Real Estate 2010   9,934,760 13.39 - 14.36   139,330,754          7.76      1.30 - 2.35    13.41 - 14.61
  Sub-Account                   2009   7,999,282 11.80 - 12.53    98,120,895          3.11      1.30 - 2.35    31.61 - 33.00
                                2008   6,912,531   8.97 - 9.42    63,965,106          1.66      1.30 - 2.35 (43.03) - (42.43)
                                2007   6,238,930 15.74 - 16.36   100,668,094          0.98      1.30 - 2.35 (16.99) - (16.11)
                                2006   7,072,940 18.97 - 19.50   136,595,815          0.95      1.30 - 2.35    34.40 - 35.81
MIST Turner Mid Cap Growth      2010   5,858,465 13.61 - 14.60    83,688,741            --      1.30 - 2.35    24.21 - 25.51
  Sub-Account                   2009   4,875,425 10.96 - 11.63    55,630,594            --      1.30 - 2.35    43.76 - 45.27
                                2008   4,470,347   7.62 - 8.01    35,217,413            --      1.30 - 2.35 (49.50) - (48.97)
                                2007   4,472,333 15.09 - 15.69    69,239,590            --      1.30 - 2.35    21.25 - 22.54
                                2006   3,921,915 12.45 - 12.80    49,712,120            --      1.30 - 2.35      3.61 - 4.71

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                           AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                     --------------------------------------- --------------------------------------------------
                                                    UNIT VALUE               INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                     LOWEST TO           NET        INCOME        LOWEST TO        LOWEST TO
                                           UNITS   HIGHEST ($)    ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                     ----------- ------------- ------------- ------------- ---------------- -------------------
MIST Goldman Sachs Mid Cap      2010   7,332,195 14.57 - 15.63   112,015,664          0.92      1.30 - 2.35    21.35 - 22.63
  Value Sub-Account             2009   6,218,018 12.01 - 12.74    77,628,353          1.25      1.30 - 2.35    29.24 - 30.59
                                2008   7,184,822   9.29 - 9.76    68,935,462          0.79      1.30 - 2.35 (37.57) - (36.90)
                                2007   9,178,387 14.88 - 15.47   140,073,719          0.49      1.30 - 2.35      0.69 - 1.76
                                2006   9,011,063 14.78 - 15.20   135,606,841            --      1.30 - 2.35    13.01 - 14.20
MIST MetLife Defensive Strategy 2010 167,912,074 11.40 - 12.39 2,003,850,499          3.05      1.00 - 2.35      8.32 - 9.80
  Sub-Account                   2009 134,240,318 10.52 - 11.28 1,466,386,791          2.86      1.00 - 2.35    14.50 - 21.50
                                2008  98,361,064   8.77 - 9.21   887,719,339          1.41      1.15 - 2.35 (22.50) - (21.56)
                                2007  51,959,475 11.31 - 11.75   600,410,325          1.89      1.15 - 2.35      3.45 - 4.70
                                2006  35,961,422 10.93 - 11.18   399,117,450          0.01      1.30 - 2.35      6.11 - 7.23
MIST MetLife Moderate Strategy  2010 257,780,425 11.46 - 12.34 3,094,289,659          2.46      1.15 - 2.35     9.79 - 11.12
  Sub-Account                   2009 201,975,022 10.44 - 11.11 2,188,428,006          3.18      1.15 - 2.35    23.16 - 24.65
                                2008 157,147,909   8.48 - 8.91 1,371,420,955          1.75      1.15 - 2.35 (28.14) - (27.26)
                                2007 132,930,004 11.79 - 12.25 1,602,068,224          1.93      1.15 - 2.35      3.73 - 4.99
                                2006 106,444,385 11.37 - 11.63 1,227,960,101          0.01      1.30 - 2.35      7.68 - 8.81
MIST MetLife Balanced Strategy  2010 546,381,907 11.25 - 12.12 6,437,293,439          2.05      1.15 - 2.35    10.96 - 12.28
  Sub-Account                   2009 458,932,798 10.14 - 10.79 4,832,135,577            --      1.15 - 2.35    25.35 - 26.87
                                2008 406,068,266   8.09 - 8.50 3,383,789,930          4.75      1.15 - 2.35 (33.52) - (32.72)
                                2007 407,763,369 12.17 - 12.64 5,073,218,651          1.64      1.15 - 2.35      2.43 - 3.68
                                2006 324,915,762 11.88 - 12.15 3,917,704,428          0.01      1.30 - 2.35     9.38 - 10.54
MIST MetLife Growth Strategy    2010 473,161,406 11.14 - 12.00 5,512,372,206          1.71      1.15 - 2.35    12.81 - 14.17
  Sub-Account                   2009 490,302,032  9.88 - 10.51 5,026,063,304            --      1.15 - 2.35    27.08 - 28.61
                                2008 494,438,103   7.77 - 8.17 3,958,612,323          3.49      1.15 - 2.35 (39.32) - (38.58)
                                2007 481,475,567 12.81 - 13.30 6,304,660,461          1.10      1.15 - 2.35      2.26 - 3.50
                                2006 325,383,030 12.53 - 12.81 4,136,759,495          0.01      1.30 - 2.35    10.96 - 12.13
MIST MetLife Aggressive         2010  45,689,702 10.94 - 11.78   522,967,837          1.18      1.15 - 2.35    13.80 - 15.17
  Strategy Sub-Account          2009  41,343,573  9.62 - 10.23   412,402,731            --      1.15 - 2.35    29.56 - 31.13
                                2008  39,565,727   7.42 - 7.80   302,274,534          3.60      1.15 - 2.35 (42.19) - (41.49)
                                2007  46,258,233 12.84 - 13.34   607,023,915          1.29      1.15 - 2.35      0.48 - 1.70
                                2006  49,085,211 12.78 - 13.07   636,476,170          0.01      1.30 - 2.35    11.02 - 12.18
MIST Van Kampen Comstock        2010  21,172,822  9.76 - 14.59   230,561,318          1.45      0.95 - 2.35    12.19 - 13.80
  Sub-Account                   2009  16,791,760  8.70 - 12.82   161,042,507          1.11      0.95 - 2.35    23.63 - 30.57
                                2008   5,638,201   7.03 - 7.31    40,651,730          1.74      1.30 - 2.35 (37.41) - (36.74)
                                2007   5,330,717 11.24 - 11.56    60,993,695          1.34      1.30 - 2.35   (4.77) - (3.76)
                                2006   4,218,383 11.80 - 12.01    50,349,650            --      1.30 - 2.35    13.36 - 14.56
MIST Legg Mason Value Equity    2010  14,862,891   6.36 - 6.83    98,632,539          1.93      0.95 - 2.35      4.85 - 6.32
  Sub-Account                   2009  12,311,635   6.06 - 6.43    77,277,821          1.49      0.95 - 2.35    34.76 - 36.65
                                2008   9,617,947   4.51 - 4.70    44,429,063          0.02      0.95 - 2.35 (55.68) - (55.05)
                                2007   5,608,172 10.15 - 10.46    57,822,803            --      0.95 - 2.35   (8.10) - (6.80)
                                2006   3,602,950 11.05 - 11.18    40,088,253            --      1.30 - 2.35      4.11 - 5.21
MIST MFS Emerging Markets       2010  29,287,659 12.03 - 14.53   365,169,255          0.97      0.95 - 2.35    20.79 - 22.49
  Equity Sub-Account            2009  18,534,256  9.96 - 12.02   189,762,080          1.45      0.95 - 2.35    65.01 - 67.34
  (Commenced 5/1/2006)          2008   9,820,617   6.03 - 7.28    60,422,758          1.29      0.95 - 2.35 (56.57) - (52.63)
                                2007   4,415,597 13.89 - 14.22    62,075,247          0.04      0.95 - 2.35    33.43 - 35.32
                                2006     901,069 10.41 - 10.49     9,424,659          1.65      1.30 - 2.35      4.12 - 4.86

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                           AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                   ----------------------------------------- --------------------------------------------------
                                                    UNIT VALUE               INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                     LOWEST TO           NET        INCOME        LOWEST TO        LOWEST TO
                                         UNITS     HIGHEST ($)    ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                   ----------- --------------- ------------- ------------- ---------------- -------------------
MIST Loomis Sayles Global     2010  10,620,691   12.48 - 13.10   137,171,845          2.99      1.30 - 2.35    19.18 - 20.43
  Markets Sub-Account         2009   7,198,911   10.47 - 10.88    77,383,467          1.95      1.30 - 2.35    37.54 - 39.00
  (Commenced 5/1/2006)        2008   5,848,580     7.61 - 7.83    45,350,255          4.63      1.30 - 2.35 (40.68) - (40.05)
                              2007   4,274,323   12.83 - 13.06    55,474,222            --      1.30 - 2.35    24.87 - 26.19
                              2006     754,781   10.27 - 10.35     7,786,909          1.55      1.30 - 2.35      2.74 - 3.46
MIST Janus Forty Sub-Account  2010     397,905 106.29 - 160.04    53,356,686          1.30      1.30 - 2.35      3.20 - 8.00
  (Commenced 5/1/2006)        2009     192,470  99.16 - 121.06    21,865,637            --      1.55 - 2.30    39.96 - 41.01
                              2008     143,074   70.85 - 85.85    11,490,581          4.86      1.55 - 2.30 (43.18) - (42.75)
                              2007      62,044 124.70 - 149.97     8,715,091          0.08      1.55 - 2.30    27.48 - 28.45
                              2006      12,842  97.82 - 120.96     1,410,409            --      1.40 - 2.30      0.74 - 1.65
MIST Dreman Small Cap Value   2010   1,677,961   14.14 - 14.87    24,426,974          0.82      1.20 - 2.30    16.82 - 17.83
  Sub-Account                 2009   1,579,618   12.10 - 12.62    19,575,088          0.88      1.20 - 2.30    26.15 - 27.24
  (Commenced 5/1/2006)        2008   1,254,915     9.59 - 9.92    12,261,677          0.72      1.20 - 2.30 (26.93) - (21.55)
                              2007     865,483   13.13 - 13.40    11,511,054            --      1.55 - 2.30   (3.24) - (2.50)
                              2006     386,322   13.57 - 13.78     5,287,629          0.53      1.40 - 2.30    21.42 - 22.51
MIST Pioneer Fund Sub-Account 2010   5,977,317   16.24 - 20.40   112,914,666          0.78      0.95 - 2.30    13.47 - 15.12
  (Commenced 5/1/2006)        2009   3,239,380   14.30 - 17.72    53,308,711          1.52      0.95 - 2.30    21.07 - 27.31
                              2008   1,227,336   11.81 - 14.44    16,447,869          0.83      0.95 - 2.30 (34.37) - (33.47)
                              2007     441,310   17.99 - 21.26     8,679,759          0.78      1.10 - 2.30      2.60 - 3.85
                              2006     202,477   17.53 - 19.69     3,839,197            --      1.40 - 2.30    13.30 - 14.32
MIST Pioneer Strategic Income 2010  17,115,149   12.17 - 27.26   419,601,867          4.58      0.95 - 2.20     5.21 - 11.12
  Sub-Account                 2009  10,957,582   11.11 - 24.54   251,000,578          4.72      0.95 - 2.15    23.08 - 31.83
  (Commenced 5/1/2006)        2008   7,373,489   16.54 - 18.61   129,051,542          6.27      0.95 - 1.90 (12.43) - (11.59)
                              2007   4,979,963   18.89 - 21.05    98,174,413          0.56      0.95 - 1.90      4.63 - 5.63
                              2006   2,004,763   17.28 - 19.22    37,439,194          8.40      1.40 - 2.25      3.95 - 4.83
MIST BlackRock Large Cap Core 2010   1,044,239     8.60 - 9.47     9,613,588          1.06      1.55 - 2.30    10.01 - 10.85
  Sub-Account                 2009     613,169     7.82 - 8.54     5,078,728          1.34      1.55 - 2.30    16.49 - 17.35
  (Commenced 5/1/2006)        2008     508,491     6.71 - 7.28     3,599,088          0.57      1.55 - 2.30 (38.73) - (38.27)
                              2007     390,444   10.96 - 11.80     4,467,216          0.64      1.55 - 2.30      0.28 - 4.87
                              2006     176,805   10.53 - 11.40     1,947,743            --      1.40 - 2.30    11.66 - 12.66
MIST BlackRock High Yield     2010   9,034,810   11.92 - 21.07   182,367,303          5.88      1.20 - 2.35     5.99 - 14.28
  Sub-Account                 2009   5,656,394   16.02 - 18.43   100,278,538          3.54      1.30 - 2.35    43.24 - 44.75
  (Commenced 5/1/2006)        2008   1,114,960   11.47 - 12.73    13,709,683          5.00      1.30 - 2.30 (25.93) - (25.14)
                              2007     450,432   15.68 - 16.78     7,452,180          8.47      1.70 - 2.30      0.35 - 0.96
                              2006     198,218   15.62 - 16.62     3,246,398            --      1.70 - 2.30      7.32 - 7.97
MIST Rainer Large Cap Equity  2010   5,826,308     7.72 - 7.95    45,894,091          0.42      1.30 - 2.20    12.87 - 13.90
  Sub-Account                 2009   4,962,869     6.82 - 6.98    34,404,016          0.82      1.30 - 2.35    20.41 - 21.65
  (Commenced 11/12/2007)      2008   4,139,663     5.67 - 5.74    23,654,112            --      1.30 - 2.35 (43.16) - (42.56)
                              2007     640,297     9.97 - 9.99     6,390,092          0.09      1.30 - 2.20      1.90 - 2.03
MIST American Funds Balanced  2010 251,644,506    9.64 - 10.00 2,478,289,324          1.01      1.00 - 2.35     9.55 - 11.05
  Allocation Sub-Account      2009 147,529,141     8.80 - 9.00 1,315,175,709            --      1.00 - 2.35    20.40 - 27.85
  (Commenced 4/28/2008)       2008  47,541,825     6.97 - 7.02   332,865,017          6.67      1.15 - 2.35 (30.39) - (29.82)
MIST American Funds Bond      2010  26,655,400   10.10 - 10.38   274,791,792          1.64      1.30 - 2.35      3.63 - 4.73
  Sub-Account                 2009  14,305,838     9.74 - 9.92   141,146,685            --      1.30 - 2.35     9.52 - 10.67
  (Commenced 4/28/2008)       2008   3,151,521     8.89 - 8.96    28,171,025          9.47      1.30 - 2.35 (11.39) - (10.76)

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                             AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                       --------------------------------------- --------------------------------------------------
                                                      UNIT VALUE               INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                       LOWEST TO           NET        INCOME        LOWEST TO        LOWEST TO
                                             UNITS   HIGHEST ($)    ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                       ----------- ------------- ------------- ------------- ---------------- -------------------
MIST American Funds Growth        2010  52,406,611   8.97 - 9.23   480,253,525          0.20      1.30 - 2.35    15.57 - 16.79
  Sub-Account                     2009  30,278,080   7.76 - 7.90   238,097,827            --      1.30 - 2.35    35.67 - 37.09
  (Commenced 4/28/2008)           2008   9,556,758   5.72 - 5.76    54,966,248          7.34      1.30 - 2.35 (42.71) - (42.30)
MIST American Funds Growth        2010 155,386,301   9.17 - 9.47 1,454,861,016          0.89      1.15 - 2.35    10.86 - 12.18
  Allocation Sub-Account          2009 139,002,030   8.27 - 8.44 1,164,848,803            --      1.15 - 2.35    30.93 - 32.51
  (Commenced 4/28/2008)           2008  74,827,606   6.32 - 6.37   475,226,821          6.95      1.15 - 2.35 (36.80) - (36.28)
MIST American Funds               2010  33,804,542   8.75 - 9.00   301,922,149          0.76      1.30 - 2.35      4.42 - 5.51
  International Sub-Account       2009  19,914,429   8.38 - 8.53   168,980,812            --      1.30 - 2.35    39.25 - 40.72
  (Commenced 4/28/2008)           2008   7,576,246   6.02 - 6.06    45,810,468         11.18      1.30 - 2.20 (40.31) - (39.94)
MIST American Funds Moderate      2010 143,876,667  9.88 - 10.25 1,452,175,003          1.41      1.00 - 2.35      7.36 - 8.82
  Allocation Sub-Account          2009  89,994,728   9.20 - 9.42   839,089,528            --      1.00 - 2.35    15.69 - 21.98
  (Commenced 4/28/2008)           2008  29,162,701   7.64 - 7.70   223,820,453          6.96      1.15 - 2.35 (23.78) - (23.16)
MIST Met/Franklin Mutual Shares   2010  13,681,991   8.67 - 8.92   121,115,835            --      1.30 - 2.35      8.44 - 9.58
  Sub-Account                     2009   7,713,701   8.01 - 8.14    62,452,238            --      1.30 - 2.30    22.05 - 23.27
  (Commenced 4/28/2008)           2008   1,978,335   6.56 - 6.60    13,038,845          5.28      1.30 - 2.20 (34.35) - (33.94)
MIST Met/Franklin Templeton       2010  59,315,796   9.43 - 9.74   571,218,147            --      1.15 - 2.35      7.50 - 8.79
  Founding Strategy Sub-Account   2009  49,352,169   8.80 - 8.95   438,687,403            --      1.15 - 2.20    25.75 - 27.08
  (Commenced 4/28/2008)           2008  27,525,771   6.99 - 7.05   193,348,119          3.15      1.15 - 2.20 (30.03) - (29.53)
MIST SSgA Growth ETF              2010  29,136,066 10.71 - 11.41   325,453,346          1.35      1.15 - 2.35    11.50 - 12.85
  Sub-Account                     2009  16,443,398 9.670 - 10.11   163,291,494          0.93      1.15 - 2.20    26.29 - 28.66
  (Commenced 11/10/2008)          2008     190,893   7.69 - 7.88     1,489,531            --      1.30 - 2.05      0.88 - 0.99
MIST SSgA Growth and Income       2010  85,827,962 11.20 - 11.84   995,772,752          1.05      1.15 - 2.20     9.80 - 10.96
  ETF Sub-Account                 2009  29,942,630 10.20 - 10.67   314,125,011          0.78      1.15 - 2.20    22.17 - 23.97
  (Commenced 11/10/2008)          2008     312,145   8.39 - 8.60     2,651,130            --      1.30 - 2.05      1.88 - 1.99
MIST Met/Templeton International 2010    2,982,596 12.04 - 12.22    36,302,425          0.51      1.30 - 2.20    11.07 - 12.08
  Bond Sub-Account                2009     775,327 10.84 - 10.90     8,438,524            --      1.30 - 2.20      8.40 - 9.00
  (Commenced 5/4/2009)
MIST Met/Templeton Growth         2010     614,557  8.96 - 14.25     7,380,405            --      1.10 - 2.05      4.65 - 5.96
  Sub-Account
  (Commenced 5/3/2010)
MIST Met/Eaton Vance Floating     2010   1,600,145 10.16 - 10.23    16,334,315            --      1.30 - 2.30      1.64 - 2.31
  Rate Sub-Account
  (Commenced 5/3/2010)
Invesco V.I. Core Equity          2010      88,640          4.44       393,933          0.95             1.40             8.02
  Sub-Account                     2009      99,143          4.11       407,845          1.76             1.40            26.51
  (Commenced 5/1/2006)            2008     120,534          3.25       391,928          1.79             1.40           (31.12)
                                  2007     181,999          4.72       859,118          0.99             1.40             6.61
                                  2006     265,665          4.43     1,176,358          0.53             1.40            13.65
Invesco V.I. Capital Appreciation 2010      33,129          4.31       142,665          0.73             1.40            13.89
  Sub-Account                     2009      41,631          3.78       157,420          0.62             1.40            19.39
                                  2008      50,723          3.17       160,644            --             1.40           (43.30)
                                  2007      77,611          5.59       433,487            --             1.40            10.45
                                  2006     125,055          5.06       632,398          0.05             1.40             4.83

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                             AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                       --------------------------------------- --------------------------------------------------
                                                         UNIT VALUE             INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                          LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                            UNITS       HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                       ---------- ----------------- ----------- ------------- ---------------- -------------------
Invesco V.I. International Growth 2010  4,327,573      7.46 - 27.87 111,888,065          2.01      0.95 - 1.75    10.66 - 11.55
  Sub-Account                     2009  2,818,925      6.70 - 24.98  65,315,391          1.74      0.95 - 1.75    32.57 - 33.63
                                  2008  1,618,515      5.02 - 18.70  27,961,110          0.80      0.95 - 1.75 (41.56) - (41.09)
                                  2007    445,944      8.54 - 31.74  11,954,057          1.05      0.95 - 1.75     0.37 - 13.15
                                  2006    119,102              7.56     899,842          0.95             1.40            26.46
Invesco V.I. Basic Balanced       2010     55,967              4.59     256,608          1.93             1.40             6.55
  Sub-Account                     2009     60,967              4.30     262,318          4.77             1.40            31.99
                                  2008     88,650              3.26     288,999          3.82             1.40           (39.18)
                                  2007    125,704              5.36     673,813          2.71             1.40             0.77
                                  2006    183,755              5.32     977,412          1.83             1.40             9.02
Invesco V.I. Global Real Estate   2010  1,148,943       7.73 - 7.98   9,028,134          5.55      0.95 - 1.75    15.19 - 16.13
  Sub-Account                     2009    704,385       6.71 - 6.88   4,786,308            --      0.95 - 1.75    28.83 - 29.86
  (Commenced 6/1/2007)            2008    449,308       5.21 - 5.29   2,360,062          9.45      0.95 - 1.75 (45.68) - (45.25)
                                  2007    156,912       9.58 - 9.67   1,510,684          9.59      0.95 - 1.75  (13.59) - (6.80)
Invesco V.I. Capital Growth       2010     25,363              5.16     130,764            --             1.40            18.18
  Sub-Account                     2009     26,829              4.36     117,046          0.11             1.40            63.78
                                  2008     33,379              2.66      88,923          0.55             1.40           (49.70)
                                  2007  1,659,770       5.28 - 5.59   9,156,031            --      1.50 - 2.30    13.98 - 15.33
                                  2006  1,033,865       4.59 - 4.87   4,964,651            --      1.40 - 2.30      0.30 - 1.43
Invesco V.I. Growth and Income    2010  9,061,763      6.63 - 25.06 160,437,278          0.09      0.95 - 1.90    10.09 - 11.13
  Sub-Account                     2009  6,896,039      5.97 - 22.55 107,604,807          3.60      0.95 - 1.90    21.78 - 22.94
                                  2008  4,699,178      4.87 - 18.34  57,517,543          1.50      0.95 - 1.90 (33.49) - (32.85)
                                  2007  3,069,791      7.27 - 27.31  49,067,204          1.01      0.95 - 1.90      0.58 - 1.55
                                  2006  1,465,291      7.17 - 14.19  20,351,040          2.60      1.40 - 1.90    13.80 - 14.62
Invesco V.I. Equity and Income    2010 22,199,448     14.98 - 16.11 345,124,808          1.92      0.95 - 1.90     9.92 - 10.97
  Sub-Account                     2009 17,747,381     13.63 - 14.52 249,400,082          2.82      0.95 - 1.90    20.19 - 21.33
                                  2008 13,625,412     11.34 - 11.97 158,238,412          2.44      0.95 - 1.90 (24.14) - (23.41)
                                  2007 10,934,412     14.95 - 15.63 166,104,798          2.06      0.95 - 1.90      1.41 - 2.38
                                  2006  4,592,861     14.74 - 14.96  68,376,576          0.79      1.50 - 1.90    10.46 - 10.91
Invesco V.I. U.S. Mid Cap Value   2010  2,673,648     10.35 - 10.70  28,139,044          0.80      0.95 - 1.75    20.06 - 21.03
  Sub-Account                     2009  1,763,519       8.62 - 8.84  15,401,650          1.18      0.95 - 1.75    36.75 - 37.84
  (Commenced 6/1/2007)            2008  1,130,852       6.31 - 6.41   7,194,408          0.78      0.95 - 1.75 (42.44) - (41.98)
                                  2007    257,428     10.95 - 11.05   2,833,669          0.17      0.95 - 1.75   (6.13) - (6.63)
MFS VIT Research Sub-Account      2010     21,202              5.30     112,388          0.92             1.40            14.29
                                  2009     23,944              4.64     111,057          1.44             1.40            28.73
                                  2008     26,232              3.60      94,515          0.58             1.40           (36.98)
                                  2007     34,862              5.72     199,317          0.70             1.40            11.62
                                  2006     54,023              5.12     276,705          0.51             1.40             8.95
MFS VIT Investors Trust           2010      8,683              5.00      43,404          1.30             1.40             9.56
  Sub-Account                     2009     11,563              4.56      52,758          1.77             1.40            25.15
                                  2008     13,271              3.65      48,391          0.96             1.40           (34.01)
                                  2007     23,909              5.53     132,122          0.85             1.40             8.76
                                  2006     33,624              5.08     170,831          0.49             1.40            11.43

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                           AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                     --------------------------------------- ---------------------------------------------------
                                                       UNIT VALUE             INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                        LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                          UNITS       HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                     ---------- ----------------- ----------- ------------- ---------------- -------------------
MFS VIT New Discovery           2010      4,951              9.47      46,865            --             1.40            34.44
  Sub-Account                   2009      6,461              7.04      45,491            --             1.40            60.90
                                2008     10,205              4.38      44,654            --             1.40           (40.18)
                                2007     13,583              7.31      99,354            --             1.40             1.08
                                2006     28,494              7.24     206,180            --             1.40            11.65
Oppenheimer VA Main Street      2010     24,227              4.92     119,249          1.11             1.40            14.49
  Sub-Account                   2009     28,105              4.30     120,826          1.94             1.40            26.52
                                2008     31,897              3.40     108,399          1.52             1.40           (39.33)
                                2007     45,428              5.60     254,460          1.11             1.40             2.96
                                2006     59,121              5.44     321,623          1.13             1.40            13.43
Oppenheimer VA Core Bond        2010      1,952              5.06       9,885          4.81             1.40             9.87
  Sub-Account                   2009     12,533              4.61      57,756            --             1.40             8.09
                                2008     22,518              4.26      96,005          4.53             1.40           (39.90)
                                2007     37,290              7.09     264,529          5.54             1.40             2.93
                                2006     47,067              6.89     324,377          5.59             1.40             3.82
Oppenheimer VA Global Strategic 2010        443              9.25       4,097         16.19             1.40            13.38
  Income Sub-Account            2009      1,786              8.16      14,575          0.53             1.40            17.17
                                2008      1,903              6.97      13,254          5.21             1.40           (15.40)
                                2007      5,661              8.23      46,614          3.59             1.40             8.16
                                2006      6,741              7.61      51,318          4.20             1.40             6.00
Oppenheimer VA Main Street      2010  4,127,208     10.35 - 17.72  70,331,777          0.37      0.95 - 1.75    20.92 - 21.90
  Small Cap Sub-Account         2009  3,126,840      8.51 - 14.54  43,881,910          0.52      0.95 - 1.75    34.52 - 35.58
                                2008  1,863,546      6.29 - 10.72  19,372,328          0.18      0.95 - 1.75 (39.08) - (38.59)
                                2007    492,857     10.26 - 17.46   8,314,186          0.03      0.95 - 1.75  (13.41) - (2.47)
                                2006     17,793             10.53     187,405          0.15             1.40            13.40
Oppenheimer VA Money            2010     20,177              5.76     116,310          0.03             1.40            (1.37)
  Sub-Account                   2009     20,177              5.84     117,917          0.35             1.40            (1.07)
                                2008     25,333              5.91     149,653          2.83             1.40             1.34
                                2007     28,881              5.83     168,352          4.98             1.40             3.52
                                2006     33,346              5.63     187,777          4.54             1.40             3.26
Fidelity VIP Asset Manager      2010  8,263,984     12.22 - 12.71 101,784,889          1.66      0.89 - 1.40    12.67 - 13.26
  Sub-Account                   2009  9,345,424     10.84 - 11.23 102,112,475          2.38      0.89 - 1.40    27.32 - 27.96
                                2008 10,322,631       8.51 - 8.77  88,545,973          2.51      0.89 - 1.40 (29.71) - (29.35)
                                2007 11,728,296     12.10 - 12.42 143,069,941          6.10      0.89 - 1.40    12.69 - 14.48
                                2006 13,137,764     10.62 - 10.85 140,644,002          2.76      0.89 - 1.40      5.83 - 6.37
Fidelity VIP Growth Sub-Account 2010 10,951,340     13.38 - 13.81 147,385,504          0.28      0.89 - 1.40    22.44 - 23.08
                                2009 11,893,241     10.93 - 11.22 130,641,959          0.45      0.89 - 1.40    26.51 - 27.14
                                2008 12,838,680       8.64 - 8.83 111,413,507          0.78      0.89 - 1.40 (47.91) - (47.64)
                                2007 14,370,091     16.58 - 16.86 239,237,615          0.83      0.89 - 1.40    24.72 - 25.83
                                2006 16,167,140     13.24 - 13.40 214,865,663          0.40      0.89 - 1.40      5.37 - 5.91
Fidelity VIP Contrafund         2010 15,707,574     11.14 - 44.59 379,741,596          1.25      0.89 - 2.25    14.51 - 16.18
  Sub-Account                   2009 15,955,996      9.59 - 38.44 313,576,644          1.44      0.89 - 2.25    32.65 - 34.50
                                2008 16,114,037      7.13 - 28.60 222,674,108          1.01      0.89 - 2.25 (43.90) - (43.03)
                                2007 16,613,759     12.51 - 50.32 377,396,997          0.95      0.89 - 2.25    14.88 - 16.54
                                2006 17,625,464     10.73 - 40.96 338,418,167          1.29      0.89 - 2.25     9.11 - 10.73

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                         AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                   --------------------------------------- --------------------------------------------------
                                                  UNIT VALUE               INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                   LOWEST TO           NET        INCOME        LOWEST TO        LOWEST TO
                                         UNITS   HIGHEST ($)    ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                   ----------- ------------- ------------- ------------- ---------------- -------------------
Fidelity VIP Overseas         2010     593,728  9.85 - 11.30     6,266,276          1.39      1.15 - 1.40    11.54 - 11.82
  Sub-Account                 2009     663,667  8.81 - 10.11     6,282,775          2.17      1.15 - 1.40    24.78 - 25.09
                              2008     713,199   7.04 - 8.09     5,413,449          2.46      1.15 - 1.40 (44.59) - (44.45)
                              2007     826,076 12.67 - 14.58    11,327,734          3.29      1.15 - 1.40    15.67 - 15.96
                              2006     951,985 10.93 - 12.59    11,259,345          0.91      1.15 - 1.40    16.44 - 16.73
Fidelity VIP Equity-Income    2010     530,175         11.98     6,350,751          1.75             1.40            13.56
  Sub-Account                 2009     619,856         10.55     6,538,981          2.24             1.40            28.40
                              2008     744,861          8.22     6,119,783          2.23             1.40           (43.46)
                              2007     942,455         14.53    13,694,030          1.64             1.40             0.11
                              2006   1,227,074         14.51    17,809,782          3.26             1.40            18.53
Fidelity VIP Index 500        2010   4,565,389 14.90 - 15.58    68,501,202          1.87      0.89 - 1.40    13.42 - 14.00
  Sub-Account                 2009   5,300,313 13.22 - 13.67    70,079,047          2.52      0.89 - 1.35    24.91 - 25.48
                              2008   6,061,847 10.58 - 10.89    64,164,439          2.01      0.89 - 1.35 (37.85) - (37.56)
                              2007   7,211,573 17.03 - 17.44   122,812,705          3.57      0.89 - 1.35      4.02 - 4.50
                              2006   8,294,641 16.29 - 16.69   135,796,690          1.77      0.89 - 1.40    14.12 - 14.71
Fidelity VIP Money Market     2010   7,492,405  7.33 - 11.34    67,343,833          0.17      0.89 - 2.05   (1.82) - (0.65)
  Sub-Account                 2009   6,126,543  7.41 - 11.53    50,572,988          0.71      0.89 - 2.05   (0.68) - (0.17)
                              2008   5,530,761   7.46 - 8.02    41,701,796          2.97      0.89 - 1.40      1.58 - 2.11
                              2007   5,148,515   7.35 - 7.86    38,182,657          5.08      0.89 - 1.40      3.69 - 4.22
                              2006   4,981,073   7.08 - 7.54    35,607,299          4.77      0.89 - 1.40      3.43 - 3.96
Fidelity VIP Mid Cap          2010   4,364,581 40.36 - 45.24   187,246,537          0.14      0.95 - 1.90    26.16 - 27.36
  Sub-Account                 2009   3,075,278 31.99 - 35.52   103,784,411          0.54      0.95 - 1.90    37.12 - 38.43
                              2008   1,905,032 23.33 - 25.66    46,484,098          0.26      0.95 - 1.90 (40.75) - (40.18)
                              2007     997,653 39.38 - 42.90    40,496,316          0.51      0.95 - 1.90    13.16 - 14.24
                              2006     398,050 34.80 - 35.93    14,145,793            --      1.50 - 1.90    10.29 - 10.73
Fidelity VIP FundsManager     2010 118,824,451   9.88 - 9.93 1,176,598,687          2.72      1.90 - 2.05    11.32 - 11.49
  60% Sub-Account             2009   4,074,373   8.87 - 8.90    36,215,324          3.35      1.90 - 2.05      0.07 - 0.09
  (Commenced 10/15/2009)
DWS International Sub-Account 2010   2,471,385   8.43 - 8.48    20,962,763          2.18      1.35 - 1.40      0.21 - 0.26
                              2009   2,700,348   8.41 - 8.46    22,845,161          4.39      1.35 - 1.40    31.67 - 31.73
                              2008   2,819,612   6.39 - 6.42    18,108,679          1.39      1.35 - 1.40 (48.94) - (48.91)
                              2007   3,119,351 12.50 - 12.57    39,213,025          2.39      1.35 - 1.40    12.99 - 13.04
                              2006   3,170,743 11.07 - 11.12    35,260,353          1.83      1.35 - 1.40    24.17 - 24.23
MSF FI Value Leaders          2010     305,583 15.99 - 17.94     5,267,530          1.44      1.50 - 2.30    11.85 - 12.75
  Sub-Account                 2009     265,682 14.30 - 15.91     4,072,835          2.66      1.50 - 2.30    18.94 - 19.90
  (Commenced 5/1/2006)        2008     251,266 12.02 - 13.27     3,223,563          1.80      1.50 - 2.30 (40.40) - (39.92)
                              2007     211,868 20.17 - 22.08     4,542,761          0.69      1.50 - 2.30      1.71 - 2.53
                              2006     126,575 19.83 - 21.76     2,662,087            --      1.40 - 2.30      7.04 - 8.00
MSF Russell 2000 Index        2010   2,703,578  7.11 - 19.92    46,792,763          0.77      0.89 - 2.35    23.61 - 25.79
  Sub-Account                 2009   1,108,328  5.68 - 15.83    15,337,009          1.65      0.89 - 2.20    24.25 - 26.62
                              2008     478,053  4.57 - 12.68     5,298,056          1.35      0.89 - 1.40 (34.43) - (34.05)
                              2007     481,904  6.97 - 19.23     8,015,832          0.93      0.89 - 1.40   (2.89) - (2.39)
                              2006     490,302  7.17 - 19.71     8,227,895          0.92      0.89 - 1.40    16.33 - 16.92

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                           AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                    ---------------------------------------- --------------------------------------------------
                                                      UNIT VALUE             INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                       LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                         UNITS       HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                    ---------- ----------------- ----------- ------------- ---------------- -------------------
MSF Artio International Stock  2010    318,412      4.26 - 14.47   3,979,701          1.41      1.40 - 1.90      4.85 - 5.74
  Sub-Account                  2009    337,655      4.02 - 13.77   3,955,132          0.42      1.40 - 1.90    19.59 - 20.44
                               2008    380,684      3.34 - 11.48   3,539,311          2.93      1.40 - 1.90 (45.29) - (44.91)
                               2007    398,333      6.06 - 20.94   6,422,071          0.76      1.40 - 1.90      7.99 - 8.79
                               2006    262,656      5.57 - 19.34   3,232,921          0.70      1.40 - 1.90    14.05 - 14.87
MSF MetLife Stock Index        2010 23,801,960     11.03 - 45.76 343,187,076          1.63      0.89 - 2.90    11.41 - 13.81
  Sub-Account                  2009 21,150,594      9.85 - 40.20 281,243,641          2.10      0.89 - 2.90    23.01 - 26.75
                               2008 15,678,062      8.00 - 32.13 164,166,647          1.80      0.89 - 2.35 (38.72) - (37.66)
                               2007 17,885,006     13.05 - 51.54 299,989,839          0.90      0.89 - 2.35      2.52 - 4.30
                               2006 19,358,596     12.71 - 49.42 313,093,531          1.81      0.89 - 2.35    12.52 - 14.44
MSF BlackRock Legacy           2010    601,185     12.06 - 35.71   9,563,155          0.22      0.89 - 2.30    17.10 - 18.76
  Large Cap Growth             2009    612,808     10.28 - 30.07   8,419,085          0.15      0.89 - 2.30    28.77 - 35.57
  Sub-Account                  2008     49,555     20.78 - 22.18   1,031,800          0.43      0.89 - 1.35 (37.36) - (37.07)
                               2007     31,453     33.18 - 35.25   1,046,603          0.17      0.89 - 1.35    17.12 - 17.66
                               2006     19,004     28.33 - 29.96     538,656          0.12      0.89 - 1.35      2.74 - 3.21
MSF Neuberger Berman Genesis   2010    578,563     16.81 - 17.64   9,730,049          0.51      0.89 - 1.35    19.95 - 20.50
  Sub-Account                  2009    605,787     14.02 - 14.64   8,493,213          1.10      0.89 - 1.35    11.63 - 12.15
                               2008    587,465     12.56 - 13.06   7,377,709          0.53      0.89 - 1.35 (39.23) - (38.95)
                               2007    625,394     20.66 - 21.39  12,924,658          0.30      0.89 - 1.35   (4.75) - (4.31)
                               2006    613,247     21.69 - 22.35  13,305,490          0.31      0.89 - 1.35    15.17 - 15.70
MSF BlackRock Bond Income      2010    952,834     42.45 - 65.04  47,336,145          3.77      0.89 - 2.30      5.72 - 7.38
  Sub-Account                  2009    911,026     40.15 - 60.57  42,636,576          6.49      0.89 - 2.30      6.81 - 8.50
                               2008    748,389     37.59 - 55.83  32,695,795          5.04      0.89 - 2.30   (5.77) - (4.29)
                               2007    654,278     39.89 - 58.33  30,160,113          2.44      0.89 - 2.30      3.70 - 5.35
                               2006    261,942     38.47 - 55.36  11,911,372          2.91      0.89 - 2.30      1.90 - 3.49
MSF BlackRock Large-Cap        2010    253,453     11.33 - 11.79   2,872,585          1.09      0.89 - 1.35      7.75 - 8.26
  Value Sub-Account            2009    264,703     10.51 - 10.89   2,783,413          1.58      0.89 - 1.35     9.73 - 10.22
                               2008    257,240       9.58 - 9.88   2,464,834          0.86      0.89 - 1.35 (35.78) - (35.48)
                               2007    251,656     14.92 - 15.31   3,754,451          0.91      0.89 - 1.35      2.00 - 2.47
                               2006    154,904     14.62 - 14.94   2,265,770          1.04      0.89 - 1.35    17.73 - 18.27
MSF Barclays Capital Aggregate 2010  5,646,137     14.02 - 17.15  86,674,964          2.64      0.89 - 2.25      3.30 - 5.11
  Bond Index Sub-Account       2009  2,010,364     13.73 - 16.32  29,893,966          3.64      0.89 - 2.15      2.27 - 4.24
                               2008    527,803     14.94 - 15.65   7,896,020          4.75      0.89 - 1.35      4.56 - 5.05
                               2007    436,992     14.29 - 14.90   6,246,008          4.31      0.89 - 1.35      5.43 - 5.92
                               2006    340,120     13.55 - 14.07   4,610,137          4.38      0.89 - 1.35      2.73 - 3.20
MSF MFS Value Sub-Account      2010  3,234,649     12.33 - 14.90  45,430,281          1.32      0.89 - 2.30     8.89 - 10.44
                               2009  2,664,361     11.22 - 13.56  33,984,060            --      0.89 - 2.30    18.08 - 19.75
                               2008  2,080,451      9.41 - 11.38  22,207,620          1.81      0.89 - 2.30 (30.55) - (21.82)
                               2007  1,601,257     14.33 - 17.03  25,634,063          0.27      0.89 - 2.30    (5.09) - 6.03
                               2006    807,102     15.02 - 16.20  12,448,890          2.01      0.89 - 2.30    16.43 - 19.64
MSF Morgan Stanley EAFE Index 2010   4,636,491     11.54 - 14.17  58,834,689          2.24      0.89 - 2.15      5.47 - 7.24
  Sub-Account                  2009  2,230,107     10.94 - 13.21  27,098,496          3.30      0.89 - 2.15    26.95 - 35.25
                               2008  1,129,559      9.89 - 10.36  11,178,515          2.94      0.89 - 1.35 (42.86) - (42.60)
                               2007  1,079,041     17.30 - 18.05  18,684,621          1.93      0.89 - 1.35      9.32 - 9.83
                               2006    910,003     15.83 - 16.43  14,411,542          1.63      0.89 - 1.35    24.04 - 24.61

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                           AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                    ---------------------------------------- --------------------------------------------------
                                                      UNIT VALUE             INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                       LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                         UNITS       HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                    ---------- ----------------- ----------- ------------- ---------------- -------------------
MSF MFS Total Return           2010    929,202     37.99 - 53.68  40,676,709          2.91      0.89 - 2.15      7.53 - 9.10
  Sub-Account                  2009  1,006,138     35.33 - 49.20  40,772,224          4.14      0.89 - 2.15    15.84 - 17.55
                               2008    977,440     30.49 - 41.85  34,110,264          3.52      0.89 - 2.30 (24.08) - (15.13)
                               2007  1,100,140     38.88 - 54.24  50,198,332          1.84      0.89 - 2.30      1.79 - 3.45
                               2006    647,027     38.20 - 52.44  29,037,432          1.84      0.89 - 2.30     9.43 - 11.22
MSF MetLife Mid Cap Stock      2010  3,443,301     15.77 - 18.85  59,472,935          0.76      0.89 - 2.20    23.19 - 25.17
  Index Sub-Account            2009  1,692,693     12.86 - 15.06  23,983,061          1.55      0.89 - 2.15    28.41 - 35.78
                               2008    999,722     10.67 - 11.09  10,679,425          1.39      0.89 - 1.35 (37.03) - (36.74)
                               2007    886,564     16.94 - 17.54  15,036,423          0.79      0.89 - 1.35      6.33 - 6.82
                               2006    751,885     15.93 - 16.42  11,992,134          1.17      0.89 - 1.35      8.62 - 9.12
MSF Davis Venture Value        2010 46,415,423     11.87 - 37.27 606,785,200          0.87      0.89 - 2.35     9.22 - 11.01
  Sub-Account                  2009 41,123,511     10.86 - 33.58 487,864,492          1.37      0.89 - 2.35    28.77 - 30.82
                               2008 37,459,395      8.43 - 25.67 339,962,645          1.19      0.89 - 2.35 (40.87) - (38.31)
                               2007 39,936,774     14.23 - 42.70 599,873,294          0.67      0.89 - 2.35      1.99 - 3.65
                               2006 43,433,483     13.94 - 41.19 632,598,729          0.71      0.89 - 2.35    11.76 - 13.57
MSF Met/Artisan Mid Cap Value  2010 15,163,945     12.80 - 34.58 213,857,206          0.59      0.89 - 2.35    12.09 - 14.02
  Sub-Account                  2009 15,659,935     11.41 - 30.33 195,923,686          0.84      0.89 - 2.35    37.92 - 40.31
                               2008 16,302,851      8.27 - 21.61 146,716,944          0.06      0.89 - 2.35 (47.39) - (46.49)
                               2007 18,551,932     15.69 - 40.39 316,048,072          0.35      0.89 - 2.35   (9.25) - (7.67)
                               2006 21,686,262     17.28 - 43.74 402,048,625          0.11      0.89 - 2.35     9.58 - 11.46
MSF Jennison Growth            2010 20,230,170      2.57 - 12.42 243,817,657          0.38      1.30 - 2.35     8.74 - 10.07
  Sub-Account                  2009 17,375,446      2.33 - 11.31 190,651,501            --      1.30 - 2.35    36.32 - 38.02
                               2008 14,090,231       1.69 - 8.21 112,407,198          2.13      1.30 - 2.35 (38.03) - (37.13)
                               2007 14,275,390      2.70 - 13.10 182,244,421          0.19      1.30 - 2.35     8.79 - 10.11
                               2006 15,655,366      2.45 - 11.92 182,151,002            --      1.30 - 2.35      0.15 - 1.20
MSF BlackRock Money Market     2010 51,015,018      9.77 - 26.15 553,885,805            --      0.95 - 2.35   (2.32) - (0.64)
  Sub-Account                  2009 54,211,009      9.99 - 26.46 576,532,284          0.25      1.00 - 2.35   (2.07) - (0.48)
                               2008 55,686,362     10.19 - 26.67 595,304,545          2.42      1.15 - 2.35      0.21 - 1.42
                               2007 22,951,175     10.16 - 25.09 241,601,183          4.74      1.15 - 2.35      2.37 - 3.61
                               2006 18,324,659      9.91 - 24.22 187,577,920          4.50      1.30 - 2.35      2.13 - 3.20
MSF T. Rowe Price Small Cap    2010    465,332     16.01 - 21.48   8,285,648            --      0.89 - 2.30    31.60 - 33.71
  Growth Sub-Account           2009    481,022     12.16 - 16.06   6,406,764          0.12      0.89 - 2.30    35.49 - 37.73
                               2008    332,266      8.98 - 11.66   3,243,702            --      0.89 - 2.30 (37.08) - (34.32)
                               2007     77,656     16.25 - 18.44   1,279,290            --      0.89 - 1.40      8.32 - 8.88
                               2006     73,595     15.00 - 16.94   1,115,539            --      0.89 - 1.40      2.46 - 2.98
MSF Western Asset Management   2010 12,558,586     14.90 - 18.69 214,907,918          2.24      0.95 - 2.35      3.04 - 4.50
  U. S. Government Sub-Account 2009  8,573,371     14.46 - 17.89 140,925,866          4.06      0.95 - 2.35      1.67 - 3.10
                               2008  5,356,593     14.23 - 17.35  85,351,962          3.54      0.95 - 2.35   (2.85) - (1.48)
                               2007  2,760,203     14.93 - 17.61  44,641,935          2.32      0.95 - 2.30      1.76 - 3.04
                               2006  1,527,142     14.41 - 16.38  24,039,423          1.66      1.30 - 2.35      1.51 - 2.58
MSF Oppenheimer Global Equity  2010    608,969     17.31 - 19.88  11,272,119          1.34      0.95 - 1.95    13.69 - 14.83
  Sub-Account                  2009    672,213     15.23 - 17.32  10,903,654          2.29      0.95 - 1.95    37.10 - 38.48
                               2008    671,786     11.17 - 12.50   7,900,093          1.77      0.95 - 1.90 (41.68) - (41.12)
                               2007    501,067     19.16 - 21.24   9,987,034          0.71      0.95 - 1.90      4.25 - 5.25
                               2006    195,337     18.38 - 19.12   3,691,502          0.20      1.50 - 1.90    14.17 - 14.62

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                        AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                   -------------------------------------- --------------------------------------------------
                                                    UNIT VALUE            INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                     LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                       UNITS       HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                   --------- ----------------- ---------- ------------- ---------------- -------------------
MSF MetLife Aggressive        2010   180,144     10.59 - 11.02  1,960,648          1.05      1.55 - 2.25    13.12 - 13.92
  Allocation Sub-Account      2009   169,980       9.36 - 9.67  1,636,073          2.18      1.55 - 2.25    28.57 - 29.46
  (Commenced 5/1/2006)        2008   159,053       7.35 - 7.47  1,183,183          0.50      1.55 - 2.25 (41.78) - (41.37)
                              2007   189,794     12.50 - 12.74  2,403,475          0.05      1.55 - 2.25      0.96 - 1.67
                              2006   101,305     12.39 - 12.57  1,267,689            --      1.40 - 2.25    11.82 - 12.78
MSF MetLife Conservative      2010   830,223     11.74 - 12.15  9,998,191          4.06      1.55 - 2.15      7.71 - 8.36
  Allocation Sub-Account      2009   967,744     10.85 - 11.21 10,771,428          3.20      1.55 - 2.25    17.85 - 18.68
  (Commenced 5/1/2006)        2008   602,771       9.24 - 9.44  5,653,460          0.85      1.55 - 2.15 (16.21) - (15.71)
                              2007   242,633     11.07 - 11.20  2,702,849            --      1.55 - 2.00      3.47 - 3.94
                              2006   194,471     10.65 - 10.81  2,088,145            --      1.40 - 2.25      3.88 - 4.76
MSF MetLife Conservative to   2010   782,775     11.60 - 11.97  9,257,856          3.38      1.55 - 2.10      9.21 - 9.81
  Moderate Allocation         2009   836,071     10.62 - 10.90  9,016,185          3.07      1.55 - 2.10    21.11 - 21.78
  Sub-Account                 2008   664,967       8.77 - 8.95  5,902,351          1.05      1.55 - 2.10 (23.23) - (22.81)
  (Commenced 5/1/2006)        2007   392,909     11.42 - 11.59  4,529,792            --      1.55 - 2.10      2.62 - 3.19
                              2006   273,176     11.10 - 11.26  3,060,196            --      1.40 - 2.25      6.08 - 6.98
MSF MetLife Moderate          2010 4,192,524     11.28 - 11.74 48,715,861          2.53      1.55 - 2.25    10.65 - 11.44
  Allocation Sub-Account      2009 4,293,013     10.20 - 10.54 44,856,785          2.96      1.55 - 2.25    23.72 - 24.58
  (Commenced 5/1/2006)        2008 4,259,716       8.24 - 8.46 35,786,827          0.77      1.55 - 2.25 (30.23) - (29.73)
                              2007 3,351,654     11.81 - 12.04 40,157,114          0.01      1.55 - 2.25      2.01 - 2.73
                              2006 1,554,946     11.58 - 11.75 18,172,533            --      1.40 - 2.25      8.31 - 9.23
MSF MetLife Moderate to       2010 5,194,016     10.86 - 11.24 57,766,976          2.14      1.55 - 2.15    12.25 - 12.94
  Aggressive Allocation       2009 5,328,120       9.67 - 9.95 52,562,753          2.53      1.55 - 2.15    26.35 - 27.11
  Sub-Account                 2008 5,745,796       7.65 - 7.83 44,674,622          0.61      1.55 - 2.25 (36.57) - (36.12)
  (Commenced 5/1/2006)        2007 5,047,763     12.02 - 12.25 61,541,186          0.02      1.55 - 2.25      1.53 - 2.24
                              2006 1,876,875     11.84 - 12.01 22,426,140            --      1.40 - 2.25     9.59 - 10.53
MSF T. Rowe Price Large Cap   2010    40,496     31.93 - 34.38  1,365,647          0.07      1.50 - 1.90    14.55 - 15.01
  Growth Sub-Account          2009    39,614     27.87 - 29.90  1,161,818          0.32      1.50 - 1.90    40.35 - 40.91
  (Commenced 4/28/2008)       2008    27,135     19.86 - 21.22    565,146            --      1.50 - 1.90 (44.05) - (43.82)
MSF Loomis Sayles Small Cap   2010   214,307     30.76 - 36.95  7,224,075            --      1.20 - 2.30    24.32 - 25.69
  Core Sub-Account            2009    73,444     25.33 - 29.40  1,990,671            --      1.20 - 2.15    27.16 - 28.38
  (Commenced 7/14/2008)       2008       926     21.12 - 22.90     20,162            --      1.20 - 1.75 (25.82) - (25.62)
MSF Neuberger Berman Mid Cap 2010     82,451     22.42 - 25.62  1,984,636          0.22      1.20 - 2.30    23.19 - 24.55
  Value Sub-Account           2009    11,335     18.92 - 20.57    225,554          0.60      1.20 - 1.95    44.89 - 45.97
  (Commenced 7/14/2008)       2008     1,374     13.33 - 14.09     18,573            --      1.20 - 1.75 (40.64) - (40.49)
MSF Met/Dimensional           2010 2,082,274     16.89 - 17.28 35,750,236          1.30      1.30 - 2.35    19.74 - 21.01
  International Small Company 2009 1,225,665     14.11 - 14.28 17,436,960            --      1.30 - 2.35    39.40 - 40.87
  Sub-Account                 2008    12,651     10.12 - 10.14    128,139            --      1.30 - 2.05      0.61 - 0.71
  (Commenced 11/10/2008)
MSF Van Eck Global Natural    2010 3,967,225     18.49 - 18.86 74,371,723          0.25      1.30 - 2.20    26.22 - 27.36
  Resources Sub-Account       2009 1,195,095     14.65 - 14.80 17,635,926            --      1.30 - 2.20    35.00 - 35.82
  (Commenced 5/4/2009)
Federated Capital Income      2010     2,848              4.87     13,858          0.22             1.40             7.87
  Sub-Account
  (Commenced 3/15/2010)

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                             AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                       --------------------------------------- --------------------------------------------------
                                                        UNIT VALUE             INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                         LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                           UNITS       HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                       --------- ----------------- ----------- ------------- ---------------- -------------------
Federated High Income Bond        2010     3,566              8.31      29,620          7.89             1.40            13.13
  Sub-Account                     2009     3,582              7.34      26,300          8.35             1.40            50.72
                                  2008    10,612              4.87      51,695         10.07             1.40           (27.03)
                                  2007    18,999              6.68     126,835          7.93             1.40             1.98
                                  2006    20,273              6.55     132,703          8.52             1.40             9.27
Federated Kaufman Sub-Account     2010    14,184              5.63      79,874            --             1.40            13.09
  (Commenced 3/15/2010)
Neuberger Berman Genesis          2010       571             15.16       8,663            --             0.89            20.30
  Sub-Account                     2009       697             12.60       8,785            --             0.89            25.13
                                  2008       809             10.07       8,146          3.68             0.89           (33.45)
                                  2007       927             15.13      14,022          0.14             0.89            20.72
                                  2006     1,051             12.53      13,167          1.05             0.89             6.31
Alger Small Cap Growth            2010 5,634,931     10.28 - 10.44  58,325,342            --      1.25 - 1.40    23.54 - 23.73
  Sub-Account                     2009 6,156,883       8.32 - 8.44  51,552,207            --      1.25 - 1.40    43.49 - 43.70
                                  2008 6,485,576       5.80 - 5.87  37,826,339            --      1.25 - 1.40 (47.35) - (47.27)
                                  2007 7,147,895     11.01 - 11.13  79,134,670            --      1.25 - 1.40    15.60 - 15.78
                                  2006 7,749,990       9.53 - 9.61  74,178,889            --      1.25 - 1.40    18.35 - 18.53
T. Rowe Price Growth Stock        2010    85,875             83.50   7,170,858          0.06             0.89            15.89
  Sub-Account                     2009    97,059             72.05   6,993,261          0.21             0.89            41.98
                                  2008   104,973             50.75   5,327,165          0.40             0.89           (42.77)
                                  2007   118,255             88.67  10,486,221          0.60             0.89             9.38
                                  2006   128,359             81.07  10,405,667          0.62             0.89             5.62
T. Rowe Price International Stock 2010    68,117             13.68     932,126          1.13             0.89            13.46
  Sub-Account                     2009    72,797             12.06     877,970          2.49             0.89            50.86
                                  2008    76,425              7.99     610,995          1.51             0.89           (48.48)
                                  2007    87,971             15.52   1,365,106          1.62             0.89            12.42
                                  2006    96,658             13.80   1,334,230          1.20             0.89            18.21
T. Rowe Price Prime Reserve       2010    70,013             18.06   1,264,618          0.01             0.89            (0.87)
  Sub-Account                     2009    76,856             18.22   1,400,475          0.22             0.89            (0.70)
                                  2008   120,897             18.35   2,218,473          2.47             0.89             1.64
                                  2007    96,955             18.05   1,750,411          4.77             0.89             3.94
                                  2006    87,463             17.37   1,519,155          4.55             0.89             3.64
Janus Aspen Worldwide             2010       901              7.22       6,506          0.61             0.89            14.80
  Sub-Account                     2009       999              6.29       6,285          1.43             0.89            36.49
                                  2008     1,089              4.61       5,018          1.21             0.89           (45.15)
                                  2007     1,182              8.40       9,932          0.76             0.89             8.65
                                  2006     1,276              7.73       9,873          1.77             0.89            17.16
American Funds Global Small       2010 2,578,008     29.19 - 33.17  80,582,925          1.75      0.89 - 1.90    20.11 - 21.33
  Capitalization Sub-Account      2009 2,262,060     24.30 - 27.34  58,608,602          0.31      0.89 - 1.90    58.26 - 59.86
                                  2008 1,683,911     15.35 - 17.10  27,428,704            --      0.89 - 1.90 (54.33) - (49.46)
                                  2007   985,561     34.16 - 37.13  35,036,450          2.98      0.89 - 1.75    19.31 - 20.35
                                  2006   666,735     29.64 - 30.85  19,777,453          0.46      0.89 - 1.35    22.39 - 22.96
American Funds Growth             2010 3,717,676   123.22 - 180.08 568,813,924          0.77      0.89 - 2.30    15.98 - 17.63
  Sub-Account                     2009 3,225,880   106.24 - 153.09 419,749,811          0.71      0.89 - 2.30    36.24 - 38.18
                                  2008 2,453,157    77.98 - 110.79 231,101,074          1.04      0.89 - 2.30 (45.25) - (44.47)
                                  2007 1,458,315   142.42 - 199.51 245,762,919          0.98      0.89 - 2.30     9.78 - 11.35
                                  2006   729,519   129.74 - 179.18 111,503,370          1.17      0.89 - 2.30      7.72 - 9.24

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                           AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                     --------------------------------------- --------------------------------------------------
                                                      UNIT VALUE             INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                       LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                         UNITS       HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                     --------- ----------------- ----------- ------------- ---------------- -------------------
American Funds Growth--Income   2010 2,639,070    82.11 - 119.99 266,511,951          1.55      0.89 - 2.30     8.90 - 10.44
  Sub-Account                   2009 2,398,146    75.40 - 108.65 219,689,912          1.74      0.89 - 2.30    28.26 - 30.08
                                2008 1,942,091     58.79 - 83.53 136,811,504          2.00      0.89 - 2.30 (39.27) - (38.40)
                                2007 1,369,874    96.80 - 135.60 156,224,069          1.92      0.89 - 2.30      2.64 - 4.11
                                2006   687,630    94.31 - 130.25  76,344,065          2.27      0.89 - 2.30    12.59 - 14.18
American Funds Global Growth    2010 7,470,107     24.36 - 29.30 202,441,649          1.56      0.95 - 2.30     9.21 - 10.69
  Sub-Account                   2009 6,579,263     22.30 - 26.47 161,438,857          1.51      0.95 - 2.30    39.07 - 40.96
                                2008 5,818,048     16.04 - 18.78 101,450,809          2.17      0.95 - 2.30 (39.80) - (38.97)
                                2007 3,676,314     26.64 - 30.77 104,847,881          3.27      0.95 - 2.30    12.22 - 13.76
                                2006 1,374,016     23.74 - 25.90  34,540,668          0.78      1.40 - 2.30    17.70 - 18.76
American Funds Bond             2010 5,183,483     15.43 - 17.57  86,203,052          3.44      0.95 - 1.90      4.44 - 5.44
  Sub-Account                   2009 3,608,245     14.77 - 16.66  57,212,613          3.86      0.95 - 1.90    10.49 - 11.54
  (Commenced 6/1/2007)          2008 1,887,421     13.37 - 14.94  27,017,111          9.06      0.95 - 1.90 (11.06) - (10.21)
                                2007   413,860     15.27 - 16.64   6,639,941          8.01      0.95 - 1.75      0.28 - 2.19
FTVIPT Mutual Shares Securities 2010 5,431,435     19.07 - 21.81 110,507,146          1.62      0.95 - 1.90     9.10 - 10.14
  Sub-Account                   2009 4,784,657     17.47 - 19.80  88,554,450          2.02      0.95 - 1.90    23.67 - 24.86
                                2008 3,944,854     14.13 - 15.86  58,571,142          3.27      0.95 - 1.90 (38.30) - (37.71)
                                2007 3,006,411     22.90 - 25.46  71,392,728          1.37      0.95 - 1.90      1.52 - 2.50
                                2006 1,273,727     22.56 - 23.49  29,530,718          0.99      1.50 - 1.90    16.16 - 16.62
FTVIPT Templeton Foreign        2010 2,782,005     13.20 - 30.95  79,683,759          1.88      1.55 - 2.30      5.94 - 6.74
  Securities Sub-Account        2009 2,655,441     12.40 - 29.04  70,515,555          3.05      1.55 - 2.30    33.93 - 34.94
                                2008 2,485,260      9.21 - 21.55  48,551,609          2.33      1.55 - 2.30 (41.74) - (41.30)
                                2007 1,778,828     15.73 - 36.77  56,498,732          1.81      1.55 - 2.30    12.82 - 13.67
                                2006   946,611     13.88 - 32.88  24,137,809          1.33      1.40 - 2.30    18.69 - 19.76
FTVIPT Templeton Growth         2010 3,450,327     10.62 - 15.34  45,199,211          1.38      0.95 - 1.90      5.38 - 6.37
  Securities Sub-Account        2009 3,416,400     10.05 - 14.52  42,694,521          3.11      0.95 - 1.90    28.64 - 29.86
                                2008 2,828,128      7.79 - 11.26  27,929,783          1.79      0.95 - 1.90 (43.41) - (42.87)
                                2007 2,063,301     13.72 - 19.85  38,096,365          1.31      0.95 - 1.90      0.41 - 1.37
                                2006   784,417     18.41 - 19.72  15,182,959          0.76      1.50 - 1.90    19.52 - 20.00
FTVIPT Franklin Income          2010 3,722,732     39.56 - 52.61 176,548,647          6.60      0.95 - 2.25    10.17 - 11.61
  Securities Sub-Account        2009 3,157,996     35.91 - 47.14 134,091,525          8.01      0.95 - 2.25    32.58 - 34.31
                                2008 2,613,572     27.09 - 35.10  82,449,457          5.48      0.95 - 2.25 (31.23) - (30.32)
                                2007 1,974,360     39.38 - 50.37  88,519,218          3.16      0.95 - 2.25      1.44 - 2.77
                                2006   664,025     38.83 - 45.21  28,820,820          2.35      1.40 - 2.25    15.62 - 16.60
FTVIPT Templeton Global Bond    2010 4,997,591     16.79 - 18.48  88,294,177          1.36      0.95 - 1.75    12.46 - 13.36
  Securities Sub-Account        2009 2,853,081     14.93 - 16.31  44,636,060         14.21      0.95 - 1.75    16.62 - 17.56
  (Commenced 6/1/2007)          2008 1,462,599     12.80 - 13.87  19,575,877          3.50      0.95 - 1.75      4.36 - 5.20
                                2007   318,925     12.27 - 13.18   4,080,871          0.01      0.95 - 1.75      3.66 - 9.78
FTVIPT Franklin Small Cap       2010 3,178,430       9.21 - 9.48  29,718,643          0.73      0.95 - 1.75    26.00 - 27.01
  Value Securities Sub-Account  2009 1,787,114       7.31 - 7.46  13,205,263          1.66      0.95 - 1.75    26.91 - 27.94
  (Commenced 6/1/2007)          2008   856,253       5.76 - 5.83   4,965,586          1.04      0.95 - 1.75 (34.18) - (33.65)
                                2007   251,664       8.75 - 8.79   2,208,487            --      0.95 - 1.75  (14.60) - (3.45)
UIF U.S Real Estate Sub-Account 2010 2,327,750     23.50 - 49.52  68,963,648          2.15      0.95 - 1.90    27.52 - 28.73
                                2009 2,542,094     18.43 - 38.47  56,466,102          3.31      0.95 - 1.90    25.93 - 27.14
                                2008 2,248,952     14.64 - 30.26  38,153,749          3.39      0.95 - 1.90 (39.07) - (38.49)
                                2007 2,043,530     24.02 - 49.19  52,908,525          2.27      0.95 - 1.90 (18.64) - (17.86)
                                2006   928,174     29.52 - 30.20  27,806,209          0.66      1.50 - 1.90    35.46 - 36.00

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                         AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                    -------------------------------------- --------------------------------------------------
                                                     UNIT VALUE            INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                      LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                        UNITS       HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                    --------- ----------------- ---------- ------------- ---------------- -------------------
Pioneer VCT Bond Sub-Account   2010   196,849     12.11 - 12.40  2,417,734          4.70      1.20 - 1.95      6.84 - 7.64
  (Commenced 7/14/2008)        2009   193,471     11.33 - 11.52  2,213,875          5.14      1.20 - 1.95    15.02 - 15.89
                               2008     8,267       9.87 - 9.94     82,002          1.64      1.20 - 1.75   (3.38) - (3.13)
Pioneer VCT Cullen Value       2010   243,744       8.83 - 9.11  2,192,843          0.58      1.20 - 1.95      7.15 - 7.96
  Sub-Account                  2009   223,412       8.19 - 8.44  1,867,892          0.70      1.20 - 2.15    13.26 - 14.34
  (Commenced 7/14/2008)        2008    21,316       7.29 - 7.38    156,566            --      1.20 - 1.75 (21.91) - (21.71)
Pioneer VCT Emerging Markets   2010    62,764     18.70 - 20.26  1,212,537          0.32      1.20 - 1.95    13.38 - 14.23
  Sub-Account                  2009    60,035     16.18 - 17.74  1,020,914          0.63      1.20 - 2.15    70.32 - 71.96
  (Commenced 7/14/2008)        2008     4,387      9.83 - 10.32     43,804            --      1.20 - 1.75 (50.82) - (50.69)
Pioneer VCT Equity Income      2010    18,868     19.24 - 20.95    375,754          2.07      1.20 - 1.95    16.93 - 17.81
  Sub-Account                  2009    20,833     16.12 - 17.79    354,460          3.38      1.20 - 2.15    11.47 - 12.53
  (Commenced 7/14/2008)        2008     2,134     15.01 - 15.22     32,445          0.69      1.60 - 1.75 (22.10) - (22.05)
Pioneer VCT Fund Sub-Account   2010    26,813       9.18 - 9.95    261,705          1.12      1.20 - 1.95    13.50 - 14.34
  (Commenced 7/14/2008)        2009    26,714       8.09 - 8.70    228,777          1.60      1.20 - 1.95    22.50 - 23.42
                               2008     5,631       6.72 - 7.05     39,673          0.69      1.20 - 1.75 (24.80) - (24.61)
Pioneer VCT Ibbotson Growth    2010 1,275,136     14.95 - 15.62 19,386,421          1.88      1.20 - 1.95    12.55 - 13.39
  Allocation Sub-Account       2009 1,257,274     13.28 - 13.78 16,934,322          2.87      1.20 - 1.95    30.11 - 31.09
  (Commenced 7/14/2008)        2008   346,884     10.21 - 10.51  3,587,235            --      1.20 - 1.95 (27.48) - (27.22)
Pioneer VCT Ibbotson Moderate  2010 1,833,743     14.43 - 15.31 27,517,066          2.53      1.20 - 2.20    11.44 - 12.56
  Allocation Sub-Account       2009 1,818,031     12.95 - 13.60 24,317,338          3.10      1.20 - 2.20    28.59 - 29.89
  (Commenced 7/14/2008)        2008   109,195     10.23 - 10.47  1,127,161            --      1.20 - 1.80 (24.71) - (24.50)
Pioneer VCT Mid Cap Value      2010 1,493,349     28.81 - 33.76 46,621,818          0.87      0.95 - 1.95    15.62 - 16.78
  Sub-Account                  2009 1,309,529     24.92 - 28.91 35,037,503          1.29      0.95 - 1.95    22.85 - 24.08
                               2008 1,105,223     20.42 - 23.30 23,891,796          0.87      0.95 - 1.90 (35.01) - (34.39)
                               2007   813,072     31.43 - 35.50 26,728,784          0.54      0.95 - 1.90      3.35 - 4.34
                               2006   262,287     30.41 - 31.88  8,219,057            --      1.50 - 1.90    10.16 - 10.60
Pioneer VCT Real Estate Shares 2010    12,983     17.38 - 18.80    234,208          2.42      1.20 - 1.95    26.06 - 27.01
  Sub-Account                  2009    16,034     13.78 - 14.80    228,918          4.81      1.20 - 1.95    29.02 - 29.98
  (Commenced 7/14/2008)        2008     3,001     10.87 - 11.38     33,133          1.71      1.20 - 1.75 (32.64) - (32.47)
LMPVET ClearBridge Variable    2010 2,149,625     13.62 - 18.28 33,662,804            --      0.95 - 2.30    22.34 - 24.00
  Small Cap Growth Sub-Account 2009 1,757,714     11.13 - 14.74 21,966,842            --      0.95 - 2.30    39.53 - 41.42
                               2008 1,214,861      7.98 - 10.42 10,577,679            --      0.95 - 2.30 (42.06) - (41.27)
                               2007   754,675     13.77 - 17.53 10,904,358            --      1.10 - 2.30      7.50 - 8.80
                               2006   325,638     12.81 - 13.36  4,282,564          0.46      1.40 - 2.30    10.21 - 11.20
LMPVET ClearBridge Variable    2010   194,899     13.09 - 14.51  2,729,796          3.02      1.50 - 2.30      6.98 - 7.83
  Large Cap Value Sub-Account  2009   196,692     12.23 - 13.45  2,559,454          1.95      1.50 - 2.30    21.66 - 22.65
                               2008   188,889     10.05 - 10.97  2,012,063          1.09      1.50 - 2.30 (37.09) - (36.59)
                               2007   279,645     15.98 - 17.30  4,699,165          1.52      1.50 - 2.30      1.53 - 2.35
                               2006   130,370     15.74 - 17.05  2,127,448          2.98      1.40 - 2.30    15.58 - 16.62
LMPVET ClearBridge Variable    2010 3,100,875     27.97 - 35.07 99,528,233          1.79      0.95 - 2.30    13.96 - 15.50
  Fundamental All Cap Value    2009 2,989,079     24.54 - 30.36 83,258,408          1.44      0.95 - 2.30    26.41 - 28.14
  Sub-Account                  2008 2,724,852     19.41 - 23.70 59,326,416          1.83      0.95 - 2.30 (38.03) - (37.18)
                               2007 2,440,021     31.33 - 37.72 84,463,307          1.55      0.95 - 2.30   (1.05) - (0.31)
                               2006 1,257,495     31.66 - 35.61 43,419,332          3.96      1.40 - 2.30    14.15 - 15.18

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

8. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                            AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                     ---------------------------------------- --------------------------------------------------
                                                       UNIT VALUE             INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                        LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                          UNITS       HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                     ---------- ----------------- ----------- ------------- ---------------- -------------------
LMPVET ClearBridge Variable     2010  5,515,253     26.87 - 34.42 173,626,503          1.83      0.95 - 2.30    10.07 - 11.56
  Appreciation Sub-Account      2009  4,134,838     24.41 - 30.85 116,657,409          2.45      0.95 - 2.30    19.34 - 20.96
                                2008  3,070,482     11.00 - 25.50  70,122,225          1.44      0.95 - 2.30 (31.05) - (29.98)
                                2007  2,591,844     15.95 - 36.42  83,497,462          1.37      0.95 - 2.30      1.22 - 7.39
                                2006  1,236,956     27.95 - 32.05  38,211,834          2.66      1.40 - 2.30    12.19 - 13.21
LMPVET ClearBridge Variable     2010 11,742,971      8.92 - 14.87 156,471,918          0.15      0.95 - 2.30    22.17 - 23.83
  Aggressive Growth             2009 11,503,827      7.29 - 12.01 123,705,924            --      0.95 - 2.30    31.51 - 33.30
  Sub-Account                   2008 10,751,677       7.58 - 9.01  86,704,540            --      0.95 - 2.30 (41.77) - (40.97)
                                2007  9,406,900     13.02 - 15.26 127,959,661            --      0.95 - 2.30    (0.82) - 0.54
                                2006  5,468,811     13.12 - 13.68  73,942,504            --      1.40 - 2.30      6.32 - 7.28
LMPVET ClearBridge Variable     2010    459,350     12.35 - 13.67   6,065,533          0.11      1.50 - 2.30      7.34 - 8.19
  Large Cap Growth              2009    557,417     11.50 - 12.63   6,818,703          0.27      1.50 - 2.30    39.14 - 40.27
  Sub-Account                   2008    629,993       8.27 - 9.01   5,503,740          0.26      1.50 - 2.30 (38.72) - (38.23)
                                2007    699,543     13.49 - 14.58   9,921,012          0.05      1.50 - 2.30      2.90 - 3.73
                                2006    433,171     13.11 - 14.18   5,945,005          0.30      1.40 - 2.30      2.22 - 3.15
LMPVET Investment Counsel       2010     17,424     27.81 - 29.97     510,680          1.24      1.50 - 1.90    10.04 - 10.48
  Variable Social Awareness     2009     19,412     25.28 - 27.12     515,712          1.43      1.50 - 1.90    20.53 - 21.01
  Sub-Account                   2008     25,775     20.97 - 22.41     567,901          2.05      1.50 - 1.90 (26.61) - (26.32)
                                2007     19,022     28.57 - 30.42     565,965          1.84      1.50 - 1.90      8.80 - 9.24
                                2006     10,361     26.26 - 27.85     281,509          1.25      1.50 - 1.90      5.67 - 6.09
LMPVET ClearBridge Variable     2010  6,778,039     10.29 - 13.39  81,006,913          4.09      0.95 - 1.90    10.01 - 11.06
  Equity Income Builder         2009  6,144,958      9.34 - 12.06  64,946,351          3.37      0.95 - 1.90    20.32 - 21.47
  Sub-Account                   2008  5,136,303       7.74 - 9.92  43,322,014          1.13      0.95 - 1.90 (36.25) - (35.58)
                                2007  4,737,273     12.15 - 15.28  59,957,587          1.99      1.10 - 1.90      0.27 - 5.14
                                2006    154,474     14.18 - 14.70   2,252,417          2.55      1.40 - 2.25     9.67 - 10.61
LMPVET ClearBridge Variable     2010    369,866     13.75 - 14.69   5,296,139          0.80      1.50 - 2.30    10.10 - 10.99
  Capital Sub-Account           2009    422,476     12.49 - 13.23   5,469,899          0.64      1.50 - 2.30    37.07 - 38.16
                                2008    459,735       9.11 - 9.58   4,320,213          0.05      1.50 - 2.30 (43.46) - (43.00)
                                2007    542,230     16.11 - 16.80   8,963,789          0.52      1.50 - 2.30    (0.48) - 0.32
                                2006    284,789     16.19 - 16.82   4,710,142          0.93      1.40 - 2.30    11.04 - 12.04
LMPVET ClearBridge Variable     2010    641,516       8.57 - 9.38   5,852,267          2.89      1.50 - 2.30     9.36 - 10.23
  Dividend Strategy Sub-Account 2009    709,577       7.83 - 8.51   5,884,519          2.01      1.50 - 2.30    19.30 - 20.26
                                2008    798,585       6.57 - 7.07   5,522,751          2.77      1.50 - 2.30 (30.21) - (29.65)
                                2007    834,706      9.41 - 10.05   8,243,529          2.90      1.50 - 2.30      4.02 - 4.86
                                2006    321,925       9.04 - 9.59   3,032,256          5.84      1.50 - 2.30    15.26 - 16.18
LMPVET Variable Lifestyle       2010    769,522     16.05 - 17.94  13,086,823          4.10      1.10 - 1.90     6.21 - 12.65
  Allocation 50% Sub-Account    2009    487,451     14.30 - 15.06   7,231,568          5.06      1.50 - 1.90    29.83 - 30.35
                                2008    567,873     11.02 - 11.55   6,471,351          3.50      1.50 - 1.90 (28.71) - (28.42)
                                2007    590,437     15.45 - 16.14   9,409,255          5.14      1.50 - 1.90      1.26 - 1.67
                                2006    177,614     13.97 - 15.88   2,794,996          5.99      1.50 - 1.90      6.19 - 6.61
LMPVET Variable Lifestyle       2010    236,121     13.81 - 14.60   3,395,287          2.04      1.50 - 1.90    12.84 - 13.30
  Allocation 70% Sub-Account    2009    271,548     12.24 - 12.89   3,447,350          3.60      1.50 - 1.90    30.41 - 30.93
                                2008    280,357       9.39 - 9.84   2,719,047          2.51      1.50 - 1.90 (34.04) - (33.77)
                                2007    250,067     14.23 - 14.86   3,668,950          4.65      1.50 - 1.90      1.87 - 2.28
                                2006     23,381     13.97 - 14.53     336,900          3.81      1.50 - 1.90      6.81 - 7.24

METLIFE INVESTORS USA SEPARATE ACCOUNT A
OF METLIFE INVESTORS USA INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)

8. FINANCIAL HIGHLIGHTS -- (CONCLUDED)

                                                       AS OF DECEMBER 31                   FOR THE YEAR ENDED DECEMBER 31
                                   ------------------------------------- --------------------------------------------------
                                                    UNIT VALUE            INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                                     LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                       UNITS       HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                   --------- ----------------- ---------- ------------- ---------------- -------------------
LMPVET VariableLifestyle      2010 4,289,092     13.41 - 15.30 62,035,149          1.73      0.95 - 1.90    13.52 - 14.60
  Allocation 85% Sub-Account  2009 3,756,486     11.81 - 13.35 47,576,561          2.64      0.95 - 1.90    29.99 - 31.22
                              2008 2,668,230      9.09 - 10.18 25,875,933          2.50      0.95 - 1.90 (38.60) - (38.01)
                              2007 1,057,927     14.80 - 16.41 16,581,727          5.12      0.95 - 1.90      1.41 - 2.38
                              2006    21,392     14.59 - 15.18    320,998          1.97      1.50 - 1.90      7.41 - 7.84
LMPVIT Western Asset Variable 2010   218,369       9.50 - 9.93  2,149,943          1.09      1.50 - 2.10      6.93 - 7.56
  Adjustable Rate Income      2009   231,438       8.89 - 9.23  2,121,940          1.94      1.50 - 2.10    14.97 - 15.66
  Sub-Account                 2008   225,349       7.73 - 7.98  1,788,239          4.30      1.50 - 2.10 (22.82) - (22.35)
                              2007   310,564     10.02 - 10.28  3,178,900          5.20      1.50 - 2.10   (0.76) - (0.16)
                              2006   216,326     10.04 - 10.33  2,220,514         11.96      1.40 - 2.25      1.79 - 2.66
LMPVIT Western Asset Variable 2010 3,170,899     17.44 - 20.70 61,092,507          9.47      0.95 - 2.30    12.31 - 13.83
  Global High Yield Bond      2009 2,845,850     15.53 - 18.18 48,249,580         11.34      0.95 - 2.30    52.02 - 54.08
  Sub-Account                 2008 2,664,258     10.21 - 11.80 29,373,023         11.01      0.95 - 2.30 (32.40) - (31.48)
                              2007 2,527,054     15.11 - 16.97 40,738,484          9.95      1.10 - 2.30   (2.35) - (1.17)
                              2006 1,039,676     15.48 - 16.73 16,994,644         15.93      1.40 - 2.30      8.13 - 9.11

(1) These amounts represent the dividends, excluding distributions of capital gains, received by the Sub-Account from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against the contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the Sub-Account is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Sub-Account invests.

(2) These amounts represent annualized contract expenses of each of the applicable Sub-Accounts, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(3) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum returns, based on minimum and maximum returns within each product grouping of the applicable Sub-Account.

METLIFE INVESTORS USA INSURANCE COMPANY

Consolidated Financial Statements

As of December 31, 2010 and 2009 and for the Years Ended December 31, 2010, 2009 and 2008
and Report of Independent Registered Public Accounting Firm

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of MetLife Investors USA Insurance Company:

We have audited the accompanying consolidated balance sheets of MetLife Investors USA Insurance Company and its subsidiary (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MetLife Investors USA Insurance Company and its subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company changed its method of accounting for the recognition and presentation of other-than-temporary impairment losses for certain investments as required by accounting guidance adopted on April 1, 2009 and changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
April 19, 2011

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2010 AND 2009

                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)


                                                                    2010      2009
                                                                  -------   -------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $8,350 and $7,842,
     respectively)..............................................  $ 8,676   $ 7,805
  Equity securities available-for-sale, at estimated fair value
     (cost: $3 and $4, respectively)............................        3         3
  Mortgage loans (net of valuation allowances of $12 and $3,
     respectively)..............................................    1,175       605
  Policy loans..................................................       64        50
  Real estate joint ventures....................................       30        29
  Other limited partnership interests...........................      456       282
  Short-term investments, principally at estimated fair value...      113       835
  Other invested assets, principally at estimated fair value....      215        37
                                                                  -------   -------
     Total investments..........................................   10,732     9,646
Cash and cash equivalents.......................................      240       412
Accrued investment income.......................................      105        84
Premiums, reinsurance and other receivables.....................    9,778     6,972
Deferred policy acquisition costs...............................    2,965     2,554
Current income tax recoverable..................................       25        --
Other assets....................................................      728       680
Separate account assets.........................................   42,435    29,958
                                                                  -------   -------
     Total assets...............................................  $67,008   $50,306
                                                                  =======   =======
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES
Future policy benefits..........................................  $ 2,092   $ 1,444
Policyholder account balances...................................   11,197    10,377
Other policy-related balances...................................    2,120     1,817
Payables for collateral under securities loaned and other
  transactions..................................................    1,246     1,607
Long-term debt..................................................       45        --
Current income tax payable......................................       --        17
Deferred income tax liability...................................      580       400
Other liabilities...............................................    3,601     1,428
Separate account liabilities....................................   42,435    29,958
                                                                  -------   -------
     Total liabilities..........................................   63,316    47,048
                                                                  -------   -------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 10)

STOCKHOLDER'S EQUITY
Preferred stock, par value $1.00 per share; 200,000 shares
  authorized, issued and outstanding............................       --        --
Common stock, par value $200.00 per share; 15,000 shares
  authorized; 11,000 shares issued and outstanding..............        2         2
Additional paid-in capital......................................    2,520     2,520
Retained earnings...............................................    1,063       771
Accumulated other comprehensive income (loss)...................      107       (35)
                                                                  -------   -------
     Total stockholder's equity.................................    3,692     3,258
                                                                  -------   -------
     Total liabilities and stockholder's equity.................  $67,008   $50,306
                                                                  =======   =======




        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

                                  (IN MILLIONS)


                                                             2010     2009     2008
                                                            ------   ------   ------
REVENUES
Premiums..................................................  $  357   $  393   $  144
Universal life and investment-type product policy fees....     991      745      634
Net investment income.....................................     520      349      253
Other revenues............................................     302      237      127
Net investment gains (losses):
  Other-than-temporary impairments on fixed maturity
     securities...........................................      (9)     (18)     (16)
  Other-than-temporary impairments on fixed maturity
     securities transferred to other comprehensive income
     (loss)...............................................       5        5       --
  Other net investment gains (losses).....................      19      (11)     (20)
                                                            ------   ------   ------
     Total net investment gains (losses)..................      15      (24)     (36)
Net derivative gains (losses).............................     115     (603)     819
                                                            ------   ------   ------
       Total revenues.....................................   2,300    1,097    1,941
                                                            ------   ------   ------
EXPENSES
Policyholder benefits and claims..........................     486      457      384
Interest credited to policyholder account balances........     413      409      249
Other expenses............................................   1,024      613      812
                                                            ------   ------   ------
       Total expenses.....................................   1,923    1,479    1,445
                                                            ------   ------   ------
Income (loss) before provision for income tax.............     377     (382)     496
Provision for income tax expense (benefit)................      85     (185)     149
                                                            ------   ------   ------
Net income (loss).........................................  $  292   $ (197)  $  347
                                                            ======   ======   ======




        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

                 CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

                                  (IN MILLIONS)


                                                                                   ACCUMULATED OTHER
                                                                              COMPREHENSIVE INCOME (LOSS)
                                                                              ---------------------------
                                                                                    NET
                                                        ADDITIONAL              UNREALIZED    OTHER-THAN-      TOTAL
                                     PREFERRED  COMMON    PAID-IN   RETAINED    INVESTMENT     TEMPORARY   STOCKHOLDER'S
                                       STOCK     STOCK    CAPITAL   EARNINGS  GAINS (LOSSES)  IMPAIRMENTS      EQUITY
                                     ---------  ------  ----------  --------  --------------  -----------  -------------
Balance at January 1, 2008........     $  --      $2      $  960     $  621        $  (8)        $  --         $1,575
Capital contribution from MetLife
  Insurance Company of
  Connecticut.....................                           985                                                  985
Comprehensive income (loss):
  Net income......................                                      347                                       347
  Other comprehensive income
     (loss):
     Unrealized gains (losses) on
       derivative instruments, net
       of income tax..............                                                     1                            1
     Unrealized investment gains
       (losses), net of related
       offsets and income tax.....                                                  (267)                        (267)
                                                                                                               ------
     Other comprehensive income
       (loss).....................                                                                               (266)
                                                                                                               ------
  Comprehensive income (loss).....                                                                                 81
                                       -----      --      ------     ------        -----         -----         ------
Balance at December 31, 2008......        --       2       1,945        968         (274)           --          2,641
Capital contribution from MetLife
  Insurance Company of
  Connecticut.....................                           575                                                  575
Comprehensive income (loss):
  Net loss........................                                     (197)                                     (197)
  Other comprehensive income
     (loss):
     Unrealized gains (losses) on
       derivative instruments, net
       of income tax..............                                                     1                            1
     Unrealized investment gains
       (losses), net of related
       offsets and income tax.....                                                   240            (2)           238
                                                                                                               ------
     Other comprehensive income
       (loss).....................                                                                                239
                                                                                                               ------
  Comprehensive income (loss).....                                                                                 42
                                       -----      --      ------     ------        -----         -----         ------
Balance at December 31, 2009......        --       2       2,520        771          (33)           (2)         3,258
Comprehensive income (loss):
  Net income......................                                      292                                       292
  Other comprehensive income
     (loss):
     Unrealized gains (losses) on
       derivative instruments, net
       of income tax..............                                                   (47)                         (47)
     Unrealized investment gains
       (losses), net of related
       offsets and income tax.....                                                   190            (1)           189
                                                                                                               ------
     Other comprehensive income
       (loss).....................                                                                                142
                                                                                                               ------
  Comprehensive income (loss).....                                                                                434
                                       -----      --      ------     ------        -----         -----         ------
Balance at December 31, 2010......     $  --      $2      $2,520     $1,063        $ 110           $(3)        $3,692
                                       =====      ==      ======     ======        =====         =====         ======




        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

                                  (IN MILLIONS)


                                                                 2010      2009      2008
                                                               -------   -------   -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)............................................  $   292   $  (197)  $   347
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Depreciation and amortization expenses.....................       23        15        13
  Amortization of premiums and accretion of discounts
     associated with investments, net........................      (28)      (25)      (10)
  (Gains) losses on investments and derivatives, net.........     (233)      627      (783)
  Undistributed equity earnings of real estate joint ventures
     and other limited partnership interests.................      (49)        3        23
  Interest credited to policyholder account balances.........      413       409       249
  Universal life and investment-type product policy fees.....     (991)     (745)     (634)
  Change in accrued investment income........................      (21)      (30)       --
  Change in premiums, reinsurance and other receivables......   (2,560)   (1,694)   (2,050)
  Change in deferred policy acquisition costs, net...........     (457)     (531)     (208)
  Change in income tax recoverable (payable).................       61       (42)      161
  Change in other assets.....................................      711       275       250
  Change in insurance-related liabilities and policy-related
     balances................................................      971       753       805
  Change in other liabilities................................    2,079      (109)    1,140
  Other, net.................................................       (7)       --         1
                                                               -------   -------   -------
Net cash provided by (used in) operating activities..........      204    (1,291)     (696)
                                                               -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
Sales, maturities and repayments of:
  Fixed maturity securities..................................    4,488     2,948     1,899
  Equity securities..........................................        1         7         3
  Mortgage loans.............................................       21        31        72
  Real estate joint ventures.................................       --        --         1
  Other limited partnership interests........................       46        46        20
Purchases of:
  Fixed maturity securities..................................   (4,983)   (6,059)   (2,313)
  Equity securities..........................................       --        (2)       --
  Mortgage loans.............................................     (600)     (259)      (49)
  Real estate joint ventures.................................       (4)       (5)      (16)
  Other limited partnership interests........................     (161)      (75)     (118)
Cash received in connection with freestanding derivatives....        2         5         1
Cash paid in connection with freestanding derivatives........      (48)       (9)      (23)
Net change in policy loans...................................      (14)       (9)       (2)
Net change in short-term investments.........................      732       837    (1,198)
Net change in other invested assets..........................      (80)      (80)      (50)
                                                               -------   -------   -------
Net cash used in investing activities........................     (600)   (2,624)   (1,773)
                                                               -------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account balances:
  Deposits...................................................    3,219     4,851     3,683
  Withdrawals................................................   (2,634)   (2,343)   (1,290)
Net change in payables for collateral under securities loaned
  and other transactions.....................................     (361)      719       (40)
Long-term debt repaid -- affiliated..........................       --        --      (435)
Capital contribution from MetLife Insurance Company of
  Connecticut................................................       --       575       985
                                                               -------   -------   -------
Net cash provided by financing activities....................      224     3,802     2,903
                                                               -------   -------   -------
Change in cash and cash equivalents..........................     (172)     (113)      434
Cash and cash equivalents, beginning of year.................      412       525        91
                                                               -------   -------   -------
CASH AND CASH EQUIVALENTS, END OF YEAR.......................  $   240   $   412   $   525
                                                               =======   =======   =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Net cash paid (received) during the year for:
  Interest...................................................  $    --   $    --   $    20
                                                               =======   =======   =======
  Income tax.................................................  $    20   $  (142)  $   (12)
                                                               =======   =======   =======
Non-cash transactions during the year:
  Long-term debt issued in exchange for certain other
     invested assets.........................................  $    45   $    --   $    --
                                                               =======   =======   =======




        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     MetLife Investors USA Insurance Company ("MLI-USA") and its subsidiary and affiliate, (the "Company"), a Delaware domiciled life insurance company is a wholly-owned subsidiary of MetLife Insurance Company of Connecticut ("MICC"). MICC is a subsidiary of MetLife, Inc. ("MetLife"). The Company markets, administers and insures a broad range of term life and universal and variable life insurance policies and variable and fixed annuity contracts.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of MetLife Investors USA Insurance Company and its subsidiary, as well as a partnership in which the Company has control. Intercompany accounts and transactions have been eliminated.

     Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the 2010 presentation. Such reclassifications include:

     - Reclassification from other net investment gains (losses) of ($603) million and $819 million to net derivative gains (losses) in the consolidated statements of operations for the years ended December 31, 2009 and 2008, respectively; and

     - Reclassification from net change in other invested assets of $5 million and $1 million to cash received in connection with freestanding derivatives and ($9) million and ($23) million to cash paid in connection with freestanding derivatives, all within cash flows from investing activities, in the consolidated statements of cash flows for the years ended December 31, 2009 and 2008, respectively.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements.

     A description of critical estimates is incorporated within the discussion of the related accounting policies which follows. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Fair Value

     As described below, certain assets and liabilities are measured at estimated fair value on the Company's consolidated balance sheets. In addition, the notes to these consolidated financial statements include further disclosures of estimated fair values. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In many cases, the exit price and the transaction (or entry) price will be the same at initial recognition. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with the same credit standing. It requires that fair value be a market-based

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


measurement in which the fair value is determined based on a hypothetical transaction at the measurement date, considered from the perspective of a market participant. When quoted prices are not used to determine fair value of an asset, the Company considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of input to its valuation. The input levels are as follows:

     Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities. The Company defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

     Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

     Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of estimated fair value requires significant management judgment or estimation.

     Prior to January 1, 2009, the measurement and disclosures of fair value based on exit price excluded certain items such as nonfinancial assets and nonfinancial liabilities initially measured at estimated fair value on a nonrecurring basis.

  Investments

     The accounting policies for the Company's principal investments are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value.

          Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss), net of policyholder-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded in net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and ABS and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and ABS, the effective yield is recalculated on a retrospective basis.

          The Company periodically evaluates fixed maturity and equity securities for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of severity and/or age of the gross unrealized loss, as summarized in Note 2 "-- Aging of Gross Unrealized Loss and OTTI Loss for Fixed Maturity and Equity Securities Available-for-Sale." An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, greater weight and consideration are given by the Company to a decline in market value and the likelihood such market value decline will recover.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) with respect to fixed maturity securities, whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below cost or amortized cost recovers; (vii) with respect to equity securities, whether the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its estimated fair value to an amount equal to or greater than cost; (viii) unfavorable changes in forecasted cash flows on mortgage-backed and ABS; and (ix) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          Effective April 1, 2009, the Company prospectively adopted guidance on the recognition and presentation of other-than-temporary impairment ("OTTI") losses as described in "-- Adoption of New Accounting Pronouncements -- Financial Instruments." The guidance requires that an OTTI be recognized in earnings for a fixed maturity security in an unrealized loss position when it is anticipated that the amortized cost will not be recovered. In such situations, the OTTI recognized in earnings is the entire difference between the fixed maturity security's amortized cost and its estimated fair value only when either: (i) the Company has the intent to sell the fixed maturity security; or (ii) it is more likely than not that the Company will be required to sell the fixed maturity security before recovery of the decline in estimated fair value below amortized cost. If neither of these two conditions exist, the difference between the amortized cost of the fixed maturity security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings ("credit loss"). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than credit factors ("noncredit loss") is recorded in other comprehensive income (loss). There was no change for equity securities which, when an OTTI has occurred,

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     continue to be impaired for the entire difference between the equity security's cost and its estimated fair value with a corresponding charge to earnings. The Company does not make any adjustments for subsequent recoveries in value.

          Prior to the adoption of the OTTI guidance, the Company recognized in earnings an OTTI for a fixed maturity security in an unrealized loss position unless it could assert that it had both the intent and ability to hold the fixed maturity security for a period of time sufficient to allow for a recovery of estimated fair value to the security's amortized cost. Also, prior to the adoption of this guidance, the entire difference between the fixed maturity security's amortized cost basis and its estimated fair value was recognized in earnings if it was determined to have an OTTI.

          With respect to equity securities, the Company considers in its OTTI analysis its intent and ability to hold a particular equity security for a period of time sufficient to allow for the recovery of its estimated fair value to an amount equal to or greater than cost. If a sale decision is made for an equity security and it is not expected to recover to an amount at least equal to cost prior to the expected time of the sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an OTTI loss will be recorded in earnings. When an OTTI loss has occurred, the OTTI loss is the entire difference between the equity security's cost and its estimated fair value with a corresponding charge to earnings.

          With respect to perpetual hybrid securities that have attributes of both debt and equity, some of which are classified as fixed maturity securities and some of which are classified as non-redeemable preferred stock within equity securities, the Company considers in its OTTI analysis whether there has been any deterioration in credit of the issuer and the likelihood of recovery in value of the securities that are in a severe and extended unrealized loss position. The Company also considers whether any perpetual hybrid securities, with an unrealized loss, regardless of credit rating, have deferred any dividend payments. When an OTTI loss has occurred, the OTTI loss is the entire difference between the perpetual hybrid security's cost and its estimated fair value with a corresponding charge to earnings.

          The Company's methodology and significant inputs used to determine the amount of the credit loss on fixed maturity securities under the OTTI guidance are as follows:

          (i) The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows expected to be received. The discount rate is generally the effective interest rate of the fixed maturity security prior to impairment.

          (ii) When determining the collectability and the period over which value is expected to recover, the Company applies the same considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management's best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

          (iii) Additional considerations are made when assessing the unique features that apply to certain structured securities such as residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; current and forecasted loss severity; consideration of the payment terms of

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


                the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.

          (iv) When determining the amount of the credit loss for United States ("U.S.") and foreign corporate securities, foreign government securities and state and political subdivision securities, management considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process which incorporates available information and management's best estimate of scenarios-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates, and the overall macroeconomic conditions.

          The cost or amortized cost of fixed maturity and equity securities is adjusted for OTTI in the period in which the determination is made. These impairments are included within net investment gains (losses). The Company does not change the revised cost basis for subsequent recoveries in value.

          In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

          The Company has invested in certain structured transactions that are variable interest entities ("VIEs"). These structured transactions include asset-backed securitizations, hybrid securities and other limited partnership interests and limited liability companies. The Company consolidates those VIEs for which it is deemed to be the primary beneficiary. The Company reconsiders whether it is the primary beneficiary for investments designated as VIEs on an annual basis.

          Securities Lending. Securities loaned transactions, whereby blocks of securities, which are included in fixed maturity securities and short-term investments, are loaned to third parties, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. At the inception of a loan, the Company obtains collateral, generally cash, in an amount at least equal to 102% of the estimated fair value of the securities loaned and maintains it at a level greater than or equal to 100% for the duration of the loan. The Company monitors the estimated fair value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with brokerage firms and commercial banks. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage Loans. For the purposes of determining valuation allowances the Company disaggregates its mortgage loan investments into two portfolio segments: (1) commercial and (2) agricultural.

               Mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, and net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts and prepayment fees are reported in net investment income. Interest ceases to accrue when collection of interest is not considered probable and/or when interest or principal payments are past due as follows: commercial -- 60 days; and agricultural -- 90 days. When a loan is placed on non-accrual status, uncollected past due interest is charged-off against net investment income. Generally, the accrual

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


          of interest income resumes after all delinquent amounts are paid and management believes all future principal and interest payments will be collected. Cash receipts on non-accruing loans are recorded in accordance with the loan agreement as a reduction of principal and/or interest income. Charge-offs occur upon the realization of a credit loss, typically through foreclosure or after a decision is made to sell a loan. Gain or loss upon charge-off is recorded, net of previously established valuation allowances, in net investment gains (losses). Cash recoveries on principal amounts previously charged-off are generally recorded as an increase to the valuation allowance, unless the valuation allowance adequately provides for expected credit losses; then the recovery is recorded in net investment gains (losses). Gains and losses from sales of loans and increases or decreases to valuation allowances are recorded in net investment gains (losses).

               Mortgage loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Specific valuation allowances are established using the same methodology for both portfolio segments as the excess carrying value of a loan over either (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's observable market price. A common evaluation framework is used for establishing non-specific valuation allowances for all loan portfolio segments; however, a separate non-specific valuation allowance is calculated and maintained for each loan portfolio segment that is based on inputs unique to each loan portfolio segment. Non-specific valuation allowances are established for pools of loans with similar risk characteristics where a property-specific or market-specific risk has not been identified, but for which the Company expects to incur a credit loss. These evaluations are based upon several loan portfolio segment-specific factors, including the Company's experience for loan losses, defaults and loss severity, and loss expectations for loans with similar risk characteristics. The Company typically uses ten years, or more, of historical experience, in these evaluations. These evaluations are revised as conditions change and new information becomes available.

               All commercial and agricultural loans are monitored on an ongoing basis for potential credit losses. For commercial loans, these ongoing reviews may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, loan-to-value ratios, debt service coverage ratios, and tenant creditworthiness. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, potentially delinquent, delinquent or in foreclosure, as well as loans with higher loan-to-value ratios and lower debt service coverage ratios. The monitoring process for agricultural loans is generally similar, with a focus on higher risk loans, including reviews on a geographic and property-type basis. Higher risk commercial and agricultural loans are reviewed individually on an ongoing basis for potential credit loss and specific valuation allowances are established using the methodology described above for all loan portfolio segments. Quarterly, the remaining loans are reviewed on a pool basis by aggregating groups of loans that have similar risk characteristics for potential credit loss, and non-specific valuation allowances are established as described above using inputs that are unique to each segment of the loan portfolio.

               For commercial loans, the Company's primary credit quality indicator is the debt service coverage ratio, which compares a property's net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. The values utilized in calculating these ratios are developed in connection with the ongoing review of the commercial loan portfolio and are routinely updated.

               For agricultural loans, the Company's primary credit quality indicator is the loan-to-value ratio. Loan-to-value ratios compare the amount of the loan to the estimated fair value of the underlying

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


          collateral. A loan-to-value ratio greater than 100% indicates that the loan amount is greater than the collateral value. A loan-to-value ratio of less than 100% indicates an excess of collateral value over the loan amount. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. The values utilized in calculating these ratios are developed in connection with the ongoing review of the agricultural loan portfolio and are routinely updated.

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned in net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are fully collateralized by the cash surrender value of the underlying insurance policies. Any unpaid principal or interest on the loan is deducted from the cash surrender value or the death benefit prior to settlement of the policy.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests consisting of leveraged buy-out funds, hedge funds and other private equity funds in which it has more than a minor equity interest or more than a minor influence over the joint ventures or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The equity method is also used for such investments in which the Company has more than a minor influence or more than a 20% interest. Generally, the Company records its share of earnings using a three-month lag methodology for instances where the timely financial information is available and the contractual right exists to receive such financial information on a timely basis. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures or the partnership's operations. The Company reports the distributions from real estate joint ventures and other limited partnership interests accounted for under the cost method and equity in earnings from real estate joint ventures and other limited partnership interests accounted for under the equity method in net investment income. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and other limited partnerships for impairments. The Company considers its cost method investments for OTTI when the carrying value of real estate joint ventures and other limited partnership interests exceeds the net asset value ("NAV"). The Company takes into consideration the severity and duration of this excess when deciding if the cost method investment is other-than-temporarily impaired. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an OTTI is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its estimated fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at amortized cost, which approximates estimated fair value, or stated at estimated fair value, if available. Short-term investments also include investments in affiliated money market pools.

          Other Invested Assets. Other invested assets consist of tax credit partnerships, freestanding derivatives with positive estimated fair values, and leveraged leases.

          Tax credit partnerships are established for the purpose of investing in low-income housing and other social causes, where the primary return on investment is in the form of income tax credits and are also accounted for under the equity method or under the effective yield method. The Company reports the equity in earnings of tax credit partnerships in net investment income.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          Freestanding derivatives with positive estimated fair values are described in the derivatives accounting policy which follows.

     Leveraged leases are recorded net of non-recourse debt. The Company participates in lease transactions which are diversified by industry, asset type and geographic area. The Company recognizes income on the leveraged leases by applying the leveraged lease's estimated rate of return to the net investment in the lease. The Company regularly reviews residual values and impairs them to expected values.

     Investments Risks and Uncertainties. The Company's investments are exposed to four primary sources of risk: credit, interest rate, liquidity risk, and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of VIEs. The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the consolidated financial statements.

     When available, the estimated fair value of the Company's fixed maturity and equity securities are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

     When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The inputs to these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity, estimated duration and management's assumptions regarding liquidity and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

     The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market.

     When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation, and cannot be supported by reference to market activity. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such securities.

     Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

     The determination of the amount of allowances and impairments, as applicable, is described previously by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The recognition of income on certain investments (e.g. loan-backed securities, including mortgage-backed, ABS and certain structured investment transactions) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

     The accounting guidance for the determination of when an entity is a VIE and when to consolidate a VIE is complex and requires significant management judgment. The determination of the VIE's primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party's relationship with or involvement in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. The Company generally uses a qualitative approach to determine whether it is the primary beneficiary.

     For most VIEs, the entity that has both the ability to direct the most significant activities of the VIE and the obligation to absorb losses or receive benefits that could be significant to the VIE is considered the primary beneficiary. However, for VIEs that are investment companies or apply measurement principles consistent with those utilized by investment companies, the primary beneficiary is based on a risks and rewards model and is defined as the entity that will absorb a majority of a VIE's expected losses, receive a majority of a VIE's expected residual returns if no single entity absorbs a majority of expected losses, or both. The Company reassesses its involvement with VIEs on an annual basis. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the consolidated financial statements.

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, and/or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards, futures and option contracts, to manage various risks relating to its ongoing business. To a lesser extent, the Company uses credit derivatives, such as credit default swaps, to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives.

     Freestanding derivatives are carried on the Company's consolidated balance sheets either as assets within other invested assets or as liabilities within other liabilities at estimated fair value as determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that are assumed to be consistent with what other market participants would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), volatility, liquidity and changes in estimates and assumptions used in the pricing models.

     The Company does not offset the fair value amounts recognized for derivatives executed with the same counterparty under the same master netting agreement.

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are generally reported in net derivative gains (losses). The fluctuations in estimated fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the estimated fair value of a recognized asset or liability ("fair value hedge"); or (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting guidance continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under such accounting guidance. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected.

     Under a fair value hedge, changes in the estimated fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the estimated fair value of the hedged item related to the designated risk being hedged, are reported within net derivative gains (losses). The estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statements of operations within interest income or interest expense to match the location of the hedged item. However, accruals that are not scheduled to settle until maturity are included in the estimated fair value of derivatives in the consolidated balance sheets.

     Under a cash flow hedge, changes in the estimated fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholder's equity and the deferred gains or losses on the derivative are reclassified into the consolidated statements of operations when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the estimated fair value of the hedging instrument measured as ineffectiveness are reported within net derivative gains (losses). The estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statements of operations within interest income or interest expense to match the location of the hedged item. However, accruals that are not scheduled to settle until maturity are included in the estimated fair value of derivatives in the consolidated balance sheets.

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; or (iv) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried in the consolidated balance sheets at its estimated fair value, with changes in estimated fair value recognized currently in net derivative gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statements of operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried in the consolidated balance sheets at its estimated fair value, with changes in estimated fair value recognized currently in net derivative gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


(loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in net derivative gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value in the consolidated balance sheets, with changes in its estimated fair value recognized in the current period as net derivative gains (losses).

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. If the instrument would not be accounted for in its entirety at estimated fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried in the consolidated balance sheets at estimated fair value with the host contract and changes in their estimated fair value are generally reported in net derivative gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income. Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income if that contract contains an embedded derivative that requires bifurcation.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

  Computer Software

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $90 million and $66 million at December 31, 2010 and 2009, respectively. Accumulated amortization of capitalized software was $41 million and $25 million at December 31, 2010 and 2009, respectively. Related amortization expense was $16 million, $10 million and $9 million for the years ended December 31, 2010, 2009 and 2008, respectively.

  Deferred Policy Acquisition Costs ("DAC")

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions and agency and policy issuance expenses. The recovery of DAC is dependent upon the future profitability of the related business.

     DAC on life insurance or investment-type contracts is amortized in proportion to gross premiums, or gross profits, depending on the type of contract as described below.

     The Company amortizes DAC related to non-participating and non-dividend paying traditional contracts (primarily term insurance) over the entire premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, persistency and investment returns at policy issuance,

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


that include provisions for adverse deviation and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance unless the DAC balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance is caused only by variability in premium volumes.

     The Company amortizes DAC related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses and persistency are reasonably likely to impact significantly the rate of DAC amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC balances.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period which can result in significant fluctuations in amortization of DAC. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these events and only changes the assumption when its long-term expectation changes.

     The Company also periodically reviews other long-term assumptions underlying the projections of estimated gross profits. These include investment returns, interest crediting rates, mortality, persistency and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

     Periodically, the Company modifies product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If such modification, referred to as an internal replacement, substantially changes the contract, the associated DAC is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Sales Inducements

     The Company generally has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in policyholder benefits and claims. Each year, or more frequently if circumstances indicate a potentially significant recoverability issue exists, the Company reviews the deferred sales inducements to determine the recoverability of these balances.

  Value of Distribution Agreements

     Value of distribution agreements ("VODA") is reported in other assets and represents the present value of expected future profits associated with the expected future business derived from the distribution agreements. The VODA associated with past acquisitions contributed to the Company by MetLife is amortized over useful lives ranging from 10 to 30 years and such amortization is included in other expenses. Each year, or more frequently if circumstances indicate a potentially significant recoverability issue exists, the Company reviews VODA to determine the recoverability of these balances.

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance and traditional annuities. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, policy lapse, renewal, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. These assumptions are established at the time the policy is issued and are intended to estimate the experience for the period the policy benefits are payable. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for non-participating traditional life insurance policies are equal to the aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rate assumptions used in establishing such liabilities range from 4% to 7%.

     Future policy benefit liabilities for traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rate assumptions used in establishing such liabilities range from 4% to 9%.

     The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts and secondary guarantees relating to certain life policies as follows:

     - Guaranteed minimum death benefit ("GMDB") liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the GMDB liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


       the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. The benefit assumptions used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     - Guaranteed minimum income benefit ("GMIB") liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for estimating the GMIB liabilities are consistent with those used for estimating the GMDB liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contractholder. Certain GMIBs have settlement features that result in a portion of that guarantee being accounted for as an embedded derivative and are recorded in policyholder account balances as described below.

     Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical S&P experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     The Company establishes policyholder account balances for guaranteed minimum benefits relating to certain variable annuity products as follows:

     - Guaranteed minimum withdrawal benefits ("GMWB") guarantee the contractholder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contractholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMWB is an embedded derivative, which is measured at estimated fair value separately from the host variable annuity product.

     - Guaranteed minimum accumulation benefits ("GMAB") and settlement features in certain GMIB described above provide the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero. The initial guaranteed accumulation amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMAB is an embedded derivative, which is measured at estimated fair value separately from the host variable annuity product.

     For GMWB, GMAB and certain GMIB, the initial benefit base is increased by additional purchase payments made within a certain time period and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also increase as a result of an optional reset as defined in the contract.

     GMWB, GMAB and certain GMIB are accounted for as embedded derivatives with changes in estimated fair value reported in net derivative gains (losses).

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At inception of the GMWB, GMAB and certain GMIB contracts, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

     The estimated fair values of these embedded derivatives are then determined based on the present value of projected future benefits minus the present value of projected future fees. The projections of future benefits and future fees require capital market and actuarial assumptions including expectations concerning policyholder behavior. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk free rates. The valuation of these embedded derivatives also includes an adjustment for the Company's nonperformance risk and risk margins for non-capital market inputs. The nonperformance adjustment is determined by taking into consideration publicly available information relating to spreads in the secondary market for MetLife's debt, including related credit default swaps. These observable spreads are then adjusted, as necessary, to reflect the priority of these liabilities and the claims paying ability of the issuing insurance subsidiaries compared to MetLife. Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment.

     These guaranteed minimum benefits may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates, changes in nonperformance risk and variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income.

     The Company cedes the risks associated with certain of the GMIB, GMAB and GMWB guarantees described in the preceding paragraphs to an affiliated reinsurance company. These reinsurance contracts contain embedded derivatives which are included in premiums, reinsurance and other receivables with changes in estimated fair value reported in net derivative gains (losses). The value of these embedded derivatives on the ceded risks is determined using a methodology consistent with that described previously for the guarantees directly written by the Company.

     In addition to ceding risks associated with guarantees that are accounted for as embedded derivatives, the Company also cedes to the same affiliated reinsurance company certain directly written GMIB guarantees that are accounted for as insurance (i.e. not as embedded derivatives) and the reinsurance contract contains an embedded derivative. These embedded derivatives are included in premiums, reinsurance and other receivables with changes in estimated fair value reported in net derivative gains (losses). The value of these embedded derivatives is determined using a methodology consistent with that described previously for the guarantees directly written by the Company.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies and guarantees, and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     Policyholder account balances relate to investment-type contracts, universal life-type policies and certain guaranteed minimum benefits. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances for these contracts are equal to policy account values, which consist of an accumulation of gross premium payments and credited interest, ranging from 1% to 12%, less expenses, mortality charges and withdrawals.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Other Policy-Related Balances

     Other policy-related balances include policy and contract claims and unearned revenue liabilities.

     The liability for policy and contract claims generally relates to incurred but not reported death claims, as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

     Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

     The portion of fees allocated to embedded derivatives described previously is recognized within net derivative gains (losses) as part of the estimated fair value of embedded derivatives.

  Other Revenues

     Other revenues include fees on reinsurance financing agreements and advisory fees. Such fees are recognized in the period in which services are performed.

  Income Taxes

     The Company joins with MICC in filing a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. The Company participates in a tax sharing agreement with MICC. Under the agreement, current income tax expense (benefit) is computed on a separate return basis and provides that members shall make payments (receive reimbursement) to (from) MICC to the extent that their incomes (losses and other credits) contribute to (reduce) the consolidated income tax expense. The consolidating companies are reimbursed for net operating losses or other tax attributes they have generated when utilized in the consolidated return.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

     (i) future taxable income exclusive of reversing temporary differences and carryforwards;

     (ii) future reversals of existing taxable temporary differences;

     (iii) taxable income in prior carryback years; and

     (iv) tax planning strategies.

     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities (see Note 9) or when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

     The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its life insurance products and also as a provider of reinsurance for some insurance products issued by third parties.

     For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

     The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

     Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance balances recoverable could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues.

     If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

     Cessions under reinsurance arrangements do not discharge the Company's obligations as the primary insurer.

  Foreign Currency

     The results of foreign operations, if any, are recorded based on the functional currency of each entity. The determination of the functional currency is made based on appropriate economic and management indicators. The local currencies of foreign operations are the functional currencies. Assets and liabilities are translated from the functional currency to U.S. dollars at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The resulting translation adjustments are charged or credited directly to other comprehensive income or loss, net of applicable taxes. Gains and losses from foreign currency transactions, including the effect of re-measurement of monetary assets and liabilities to the appropriate functional currency, are reported as part of net investment gains (losses) in the period in which they occur.

  Litigation Contingencies

     The Company is a party to legal actions and is involved in regulatory investigations. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Although it is possible that an adverse outcome in certain matters could have a material adverse effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcome of such pending investigations and legal proceedings are not likely to have such an effect. However, it is possible that an adverse outcome in certain of the Company's litigation and regulatory investigations, or the use of different assumptions in the determination of amounts recorded could, from time to time, have a material adverse effect upon the Company's consolidated net income or cash flows in particular annual periods.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Assets within the Company's separate accounts are comprised of actively traded mutual funds. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value which is based on the estimated fair values of the underlying assets comprising the portfolios of an individual separate account. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of operations.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Financial Instruments

     Effective December 31, 2010, the Company adopted new guidance regarding disclosures about the credit quality of financing receivables and valuation allowances for credit losses, including credit quality indicators. Such disclosures must be disaggregated by portfolio segment or class based on how a company develops its valuation allowances for credit losses and how it manages its credit exposure. The Company has provided all material required disclosures in its consolidated financial statements. Certain additional disclosures will be required for reporting periods ending March 31, 2011 and certain disclosures relating to troubled debt restructurings have been deferred indefinitely.

     Effective July 1, 2010, the Company adopted new guidance regarding accounting for embedded credit derivatives within structured securities. This guidance clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Specifically, embedded credit derivatives resulting only from subordination of one financial instrument to another continue to qualify for the scope exception. Embedded credit derivative features other than subordination must be analyzed to determine whether they require bifurcation and separate accounting. The adoption of this guidance did not have an impact on the Company's consolidated financial statements.

     Effective January 1, 2010, the Company adopted new guidance related to financial instrument transfers and consolidation of VIEs. The financial instrument transfer guidance eliminates the concept of a qualified special purpose entity ("QSPE"), eliminates the guaranteed mortgage securitization exception, changes the criteria for achieving sale accounting when transferring a financial asset and changes the initial recognition of retained

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


beneficial interests. The new consolidation guidance changes the definition of the primary beneficiary, as well as the method of determining whether an entity is a primary beneficiary of a VIE from a quantitative model to a qualitative model. Under the new qualitative model, the entity that has both the ability to direct the most significant activities of the VIE and the obligation to absorb losses or receive benefits that could be significant to the VIE is considered to be the primary beneficiary of the VIE. The guidance requires a quarterly reassessment, as well as enhanced disclosures, including the effects of a company's involvement with VIEs on its financial statements.

     Also effective January 1, 2010, the Company adopted new guidance that indefinitely defers the above changes relating to the Company's interests in entities that have all the attributes of an investment company or for which it is industry practice to apply measurement principles for financial reporting that are consistent with those applied by an investment company. As a result of the deferral, the above guidance did not apply to certain real estate joint ventures and other limited partnership interests held by the Company.

     As more fully described in "Summary of Significant Accounting Policies and Critical Accounting Estimates," effective April 1, 2009, the Company adopted OTTI guidance. This guidance amends the previously used methodology for determining whether an OTTI exists for fixed maturity securities, changes the presentation of OTTI for fixed maturity securities and requires additional disclosures for OTTI on fixed maturity and equity securities.

     The Company had no net cumulative effect adjustment related to the adoption of the OTTI guidance.

     As a result of the adoption of the OTTI guidance, the Company's pre-tax earnings for the year ended December 31, 2009 increased by $5 million, offset by an increase in other comprehensive loss representing OTTI relating to noncredit losses recognized during the year ended December 31, 2009.

     Effective January 1, 2009, the Company adopted guidance on disclosures about derivative instruments and hedging. This guidance requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit risk-related contingent features in derivative agreements. The Company has provided all of the material disclosures in its consolidated financial statements.

     The following pronouncements relating to financial instruments had no material impact on the Company's consolidated financial statements:

     - Effective January 1, 2009, the Company adopted prospectively an update on accounting for transfers of financial assets and repurchase financing transactions. This update provides guidance for evaluating whether to account for a transfer of a financial asset and repurchase financing as a single transaction or as two separate transactions.

     - Effective December 31, 2008, the Company adopted guidance on the recognition of interest income and impairment on purchased beneficial interests and beneficial interests that continue to be held by a transferor in securitized financial assets. This new guidance more closely aligns the determination of whether an OTTI has occurred for a beneficial interest in a securitized financial asset with the original guidance for fixed maturity securities classified as available-for-sale or held-to-maturity.

     - Effective January 1, 2008, the Company adopted guidance relating to application of the shortcut method of accounting for derivative instruments and hedging activities. This guidance permits interest rate swaps to have a non-zero fair value at inception when applying the shortcut method of assessing hedge effectiveness as long as the difference between the transaction price (zero) and the fair value (exit price), as defined by current accounting guidance on fair value measurements, is solely attributable to a bid-ask spread. In addition, entities are not precluded from applying the shortcut method of assessing hedge effectiveness in a hedging relationship of interest rate risk involving an interest bearing asset or liability in situations where the hedged item is not recognized for accounting purposes until settlement date as long as the period between

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


       trade date and settlement date of the hedged item is consistent with generally established conventions in the marketplace.

     - Effective January 1, 2008, the Company adopted guidance that permits a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset. This guidance also includes certain terminology modifications. Upon adoption of this guidance, the Company did not change its accounting policy of not offsetting fair value amounts recognized for derivative instruments under master netting arrangements.

  Business Combinations and Noncontrolling Interests

     Effective January 1, 2009, the Company adopted revised guidance on business combinations and accounting for noncontrolling interests in the consolidated financial statements. Under this guidance:

     - All business combinations (whether full, partial or "step" acquisitions) result in all assets and liabilities of an acquired business being recorded at fair value, with limited exceptions.

     - Acquisition costs are generally expensed as incurred; restructuring costs associated with a business combination are generally expensed as incurred subsequent to the acquisition date.

     - The fair value of the purchase price, including the issuance of equity securities, is determined on the acquisition date.

     - Assets acquired and liabilities assumed in a business combination that arise from contingencies are recognized at fair value if the acquisition date fair value can be reasonably determined. If the fair value is not estimable, an asset or liability is recorded if existence or incurrence at the acquisition date is probable and its amount is reasonably estimable.

     - Changes in deferred income tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense.

     - Noncontrolling interests (formerly known as "minority interests") are valued at fair value at the acquisition date and are presented as equity rather than liabilities.

     - Net income (loss) includes amounts attributable to noncontrolling interests.

     - When control is attained on previously noncontrolling interests, the previously held equity interests are remeasured at fair value and a gain or loss is recognized.

     - Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions.

     - When control is lost in a partial disposition, realized gains or losses are recorded on equity ownership sold and the remaining ownership interest is remeasured and holding gains or losses are recognized.

     The adoption of this guidance on a prospective basis did not have an impact on the Company's consolidated financial statements. As the Company did not have a minority interest, the adoption of this guidance, which required retrospective application of presentation requirements of noncontrolling interest, did not have an impact on the Company's consolidated financial statements.

     Effective January 1, 2009, the Company adopted prospectively guidance on determination of the useful life of intangible assets. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This change is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected future cash flows

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


used to measure the fair value of the asset. The Company determines useful lives and provides all of the material disclosures prospectively on intangible assets acquired on or after January 1, 2009 in accordance with this guidance.

  Fair Value

     Effective January 1, 2010, the Company adopted new guidance that requires new disclosures about significant transfers into and/or out of Levels 1 and 2 of the fair value hierarchy and activity in Level 3. In addition, this guidance provides clarification of existing disclosure requirements about level of disaggregation and inputs and valuation techniques. The adoption of this guidance did not have an impact on the Company's consolidated financial statements.

     Effective January 1, 2008, the Company adopted fair value measurements guidance which defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and requires enhanced disclosures about fair value measurements and applied this guidance prospectively to assets and liabilities measured at fair value. The adoption of this guidance changed the valuation of certain freestanding derivatives by moving from a mid to bid pricing convention as it relates to certain volatility inputs, as well as the addition of liquidity adjustments and adjustments for risks inherent in a particular input or valuation technique. The adoption of this guidance also changed the valuation of the Company's embedded derivatives, most significantly the valuation of embedded derivatives associated with certain guarantees on variable annuity contracts. The change in valuation of embedded derivatives associated with guarantees on annuity contracts resulted from the incorporation of risk margins associated with non-capital market inputs and the inclusion of the Company's nonperformance risk in their valuation. At January 1, 2008, the impact of adopting the guidance on assets and liabilities measured at estimated fair value was $63 million ($41 million, net of income tax) and was recognized as a change in estimate in the accompanying consolidated statement of operations where it was presented in the respective statement of operations caption to which the item measured at estimated fair value is presented. There were no significant changes in estimated fair value of items measured at fair value and reflected in accumulated other comprehensive income (loss). The addition of risk margins and the Company's nonperformance risk adjustment in the valuation of embedded derivatives associated with annuity contracts may result in significant volatility in the Company's consolidated net income in future periods. The Company provided all of the material disclosures in Note 4.

     The following pronouncements relating to fair value had no material impact on the Company's consolidated financial statements:

     - Effective September 30, 2008, the Company adopted guidance relating to the fair value measurements of financial assets when the market for those assets is not active. It provides guidance on how a company's internal cash flow and discount rate assumptions should be considered in the measurement of fair value when relevant market data does not exist, how observable market information in an inactive market affects fair value measurement and how the use of market quotes should be considered when assessing the relevance of observable and unobservable data available to measure fair value.

     - Effective January 1, 2009, the Company implemented fair value measurements guidance for certain nonfinancial assets and liabilities that are recorded at fair value on a non-recurring basis. This guidance applies to such items as: (i) nonfinancial assets and nonfinancial liabilities initially measured at estimated fair value in a business combination; (ii) reporting units measured at estimated fair value in the first step of a goodwill impairment test; and (iii) indefinite-lived intangible assets measured at estimated fair value for impairment assessment.

     - Effective January 1, 2009, the Company adopted prospectively guidance on issuer's accounting for liabilities measured at fair value with a third-party credit enhancement. This guidance states that an issuer of a liability with a third-party credit enhancement should not include the effect of the credit enhancement in the fair

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


       value measurement of the liability. In addition, it requires disclosures about the existence of any third-party credit enhancement related to liabilities that are measured at fair value.

     - Effective April 1, 2009, the Company adopted guidance on: (i) estimating the fair value of an asset or liability if there was a significant decrease in the volume and level of trading activity for these assets or liabilities; and (ii) identifying transactions that are not orderly. The Company has provided all of the material disclosures in its consolidated financial statements.

     - Effective December 31, 2009, the Company adopted guidance on: (i) measuring the fair value of investments in certain entities that calculate NAV per share; (ii) how investments within its scope would be classified in the fair value hierarchy; and (iii) enhanced disclosure requirements for annual periods, about the nature and risks of investments measured at fair value on a recurring or non-recurring basis.

     - Effective December 31, 2009, the Company adopted guidance on measuring liabilities at fair value. This guidance provides clarification for measuring fair value in circumstances in which a quoted price in an active market for the identical liability is not available. In such circumstances a company is required to measure fair value using either a valuation technique that uses: (i) the quoted price of the identical liability when traded as an asset; or (ii) quoted prices for similar liabilities or similar liabilities when traded as assets; or (iii) another valuation technique that is consistent with the principles of fair value measurement such as an income approach (e.g., present value technique) or a market approach (e.g., "entry" value technique).

  Other Pronouncements

     Effective April 1, 2009, the Company adopted prospectively guidance which establishes general standards for accounting and disclosures of events that occur subsequent to the balance sheet date but before financial statements are issued or available to be issued. The Company has provided all of the material disclosures in its consolidated financial statements.

     Effective January 1, 2008, the Company prospectively adopted guidance on the sale of real estate when the agreement includes a buy-sell clause. This guidance addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity and concludes that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under current guidance. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

     In April 2011, the Financial Accounting Standards Board ("FASB") issued new guidance regarding accounting for troubled debt restructuring (Accounting Standards Update ("ASU") 2011-02, Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring), effective for the first annual period beginning on or after June 15, 2011 and should be applied retrospectively to the beginning of the annual period of adoption. This guidance clarifies whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for the purpose of determining when a restructuring constitutes a troubled debt restructuring. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

     In December 2010, the FASB issued new guidance addressing when a business combination should be assumed to have occurred for the purpose of providing pro forma disclosure (ASU 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations). Under the new guidance, if an entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. The guidance also expands the supplemental pro forma disclosures to include additional narratives. The guidance is effective for fiscal years beginning on or after December 15, 2010. The Company will apply the guidance prospectively on its accounting for future acquisitions

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


and does not expect the adoption of this guidance to have a material impact on the Company's consolidated financial statements.

     In October 2010, the FASB issued new guidance regarding accounting for deferred acquisition costs (ASU 2010-26, Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts) effective for the first quarter of 2012. This guidance clarifies the costs that should be deferred by insurance entities when issuing and renewing insurance contracts. The guidance also specifies that only costs related directly to successful acquisition of new or renewal contracts can be capitalized. All other acquisition-related costs should be expensed as incurred. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

     In April 2010, the FASB issued new guidance regarding accounting for investment funds determined to be VIEs (ASU 2010-15, How Investments Held through Separate Accounts Affect an Insurer's Consolidation Analysis of Those Investments). Under this guidance, an insurance entity would not be required to consolidate a voting-interest investment fund when it holds the majority of the voting interests of the fund through its separate accounts. In addition, an insurance entity would not consider the interests held through separate accounts for the benefit of policyholders in the insurer's evaluation of its economics in a VIE, unless the separate account contractholder is a related party. The guidance is effective for the first quarter of 2011. The Company does not expect the adoption of this new guidance to have a material impact on its consolidated financial statements.

2.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, estimated fair value of the Company's fixed maturity and equity securities and the percentage that each sector represents by the respective total holdings for the periods shown. The unrealized loss amounts presented below include the noncredit loss component of OTTI loss:

                                                           DECEMBER 31, 2010
                                       --------------------------------------------------------
                                                       GROSS UNREALIZED
                                        COST OR    ------------------------   ESTIMATED
                                       AMORTIZED          TEMPORARY    OTTI      FAIR      % OF
                                          COST     GAIN      LOSS      LOSS     VALUE     TOTAL
                                       ---------   ----   ---------   -----   ---------   -----
                                                             (IN MILLIONS)
FIXED MATURITY SECURITIES:
U.S. corporate securities............    $3,186    $220      $ 34     $  --     $3,372     38.9%
Foreign corporate securities.........     1,394     103         7        --      1,490     17.1
U.S. Treasury and agency securities..     1,153      18        28        --      1,143     13.2
RMBS.................................       956      52        18         6        984     11.3
State and political subdivision
  securities.........................       643      10        23        --        630      7.3
CMBS.................................       490      26         3        --        513      5.9
ABS..................................       409      13        13        --        409      4.7
Foreign government securities........       119      16        --        --        135      1.6
                                         ------    ----      ----     -----     ------    -----
  Total fixed maturity securities (1)
     (2).............................    $8,350    $458      $126       $ 6     $8,676    100.0%
                                         ======    ====      ====     =====     ======    =====
EQUITY SECURITIES:
Common stock.........................    $    1    $  1      $ --     $  --     $    2     66.7%
Non-redeemable preferred stock (1)...         2      --         1        --          1     33.3
                                         ------    ----      ----     -----     ------    -----
  Total equity securities (3)........    $    3    $  1      $  1     $  --     $    3    100.0%
                                         ======    ====      ====     =====     ======    =====


                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                           DECEMBER 31, 2009
                                       --------------------------------------------------------
                                                       GROSS UNREALIZED
                                        COST OR    ------------------------   ESTIMATED
                                       AMORTIZED          TEMPORARY    OTTI      FAIR      % OF
                                          COST     GAIN      LOSS      LOSS     VALUE     TOTAL
                                       ---------   ----   ---------   -----   ---------   -----
                                                             (IN MILLIONS)
FIXED MATURITY SECURITIES:
U.S. corporate securities............    $2,893    $112      $ 60     $  --     $2,945     37.8%
Foreign corporate securities.........       943      42        18        --        967     12.4
U.S. Treasury and agency securities..       919       5        65        --        859     11.0
RMBS.................................     1,379      34        44         3      1,366     17.5
State and political subdivision
  securities.........................       358       5        12        --        351      4.5
CMBS.................................       738       5        31        --        712      9.1
ABS..................................       525      11        26         1        509      6.5
Foreign government securities........        87       9        --        --         96      1.2
                                         ------    ----      ----     -----     ------    -----
  Total fixed maturity securities (1)
     (2).............................    $7,842    $223      $256       $ 4     $7,805    100.0%
                                         ======    ====      ====     =====     ======    =====
EQUITY SECURITIES:
Common stock.........................    $    2    $ --      $ --     $  --     $    2     66.7%
Non-redeemable preferred stock (1)...         2      --         1        --          1     33.3
                                         ------    ----      ----     -----     ------    -----
  Total equity securities (3)........    $    4    $ --      $  1     $  --     $    3    100.0%
                                         ======    ====      ====     =====     ======    =====



--------

   (1) Upon acquisition, the Company classifies perpetual securities that have attributes of both debt and equity as fixed maturity securities if the security has an interest rate step-up feature which, when combined with other qualitative factors, indicates that the security has more debt-like characteristics. The Company classifies perpetual securities with an interest rate step-up feature which, when combined with other qualitative factors, indicates that the security has more equity-like characteristics, as equity securities within non-redeemable preferred stock. Many of such securities have been issued by non-U.S. financial institutions that are accorded Tier 1 and Upper Tier 2 capital treatment by their respective regulatory bodies and are commonly referred to as "perpetual hybrid securities." The following table presents the perpetual hybrid securities held by the Company at:

                                                                                 DECEMBER 31,
                                                                            ---------------------
                                                                               2010        2009
                              CLASSIFICATION                                ---------   ---------
-------------------------------------------------------------------------   ESTIMATED   ESTIMATED
CONSOLIDATED BALANCE                                                           FAIR        FAIR
SHEETS                        SECTOR TABLE            PRIMARY ISSUERS         VALUE       VALUE
--------------------      --------------------   ------------------------   ---------   ---------
                                                                                (IN MILLIONS)
                          Non-redeemable         Non-U.S. financial
Equity securities         preferred stock        institutions                  $ 1         $ 1
Fixed maturity            Foreign corporate      Non-U.S. financial
  securities              securities             institutions                  $31         $32


--------

   (2) The Company's holdings in redeemable preferred stock with stated maturity dates, commonly referred to as "capital securities", were primarily issued by U.S. financial institutions and have cumulative interest deferral features. The Company held $60 million and $43 million at estimated fair value of such securities at December 31, 2010 and 2009, respectively, which are included in the U.S. and foreign corporate securities sectors within fixed maturity securities.

   (3) Equity securities primarily consist of investments in common and preferred stocks, including certain perpetual hybrid securities and mutual fund interests. Privately-held equity securities represented less than $1 million at estimated fair value at both December 31, 2010 and 2009.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company held foreign currency derivatives with notional amounts of $117 million and $55 million to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at December 31, 2010 and 2009, respectively.

     The below investment grade and non-income producing amounts presented below are based on rating agency designations and equivalent designations of the National Association of Insurance Commissioners ("NAIC"), with the exception of certain structured securities described below. Non-agency RMBS, including RMBS backed by sub-prime mortgage loans reported within ABS, CMBS and all other ABS are presented based on final ratings from the revised NAIC rating methodologies which became effective December 31, 2009 for non-agency RMBS, including RMBS backed by sub-prime mortgage loans reported within ABS, and December 31, 2010 for CMBS and the remaining ABS (which may not correspond to rating agency designations). All NAIC designation (e.g., NAIC 1 -- 6) amounts and percentages presented herein are based on the revised NAIC methodologies. All rating agency designation (e.g., Aaa/AAA) amounts and percentages presented herein are based on rating agency designations without adjustment for the revised NAIC methodologies described above. Rating agency designations are based on availability of applicable ratings from rating agencies on the NAIC acceptable rating organization list, including Moody's Investors Service ("Moody's"), S&P and Fitch Ratings ("Fitch").

     The following table presents selected information about certain fixed maturity securities held by the Company at:

                                                                      DECEMBER 31,
                                                                    ----------------
                                                                    2010        2009
                                                                    ----        ----
                                                                      (IN MILLIONS)
Below investment grade or non-rated fixed maturity securities:
  Estimated fair value............................................  $686        $413
  Net unrealized gain (loss)......................................  $ 10        $(32)
Non-income producing fixed maturity securities:
  Estimated fair value............................................  $ --        $  4
  Net unrealized gain (loss)......................................  $ --        $ (1)


     Concentrations of Credit Risk (Fixed Maturity Securities) -- Summary. The following section contains a summary of the concentrations of credit risk related to fixed maturity securities holdings.

     The Company was not exposed to any concentrations of credit risk of any single issuer greater than 10% of the Company's stockholder's equity, other than securities of the U.S. government and certain U.S. government agencies. The Company's holdings in U.S. Treasury and agency fixed maturity securities at estimated fair value were $1,143 million and $859 million at December 31, 2010 and 2009, respectively.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- U.S. and Foreign Corporate Securities. The Company maintains a diversified portfolio of corporate fixed maturity securities across industries and issuers. This portfolio does not have an exposure to any single issuer in excess of 1% of total investments. The tables below present for all corporate fixed maturity securities holdings, corporate securities by sector, U.S. corporate securities

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


by major industry types, the largest exposure to a single issuer and the combined holdings in the ten issuers to which it had the largest exposure at:

                                                                  DECEMBER 31,
                                                     -------------------------------------
                                                            2010                2009
                                                     -----------------   -----------------
                                                     ESTIMATED           ESTIMATED
                                                        FAIR      % OF      FAIR      % OF
                                                       VALUE     TOTAL     VALUE     TOTAL
                                                     ---------   -----   ---------   -----
                                                                 (IN MILLIONS)
Corporate fixed maturity securities -- by sector:
  Foreign corporate fixed maturity securities (1)..    $1,490     30.6%    $  967     24.7%
U.S. corporate fixed maturity securities -- by
  industry:
  Consumer.........................................       914     18.8        787     20.1
  Industrial.......................................       888     18.3        761     19.5
  Utility..........................................       829     17.0        696     17.8
  Finance..........................................       319      6.6        345      8.8
  Communications...................................       311      6.4        290      7.4
  Other............................................       111      2.3         66      1.7
                                                       ------    -----     ------    -----
     Total.........................................    $4,862    100.0%    $3,912    100.0%
                                                       ======    =====     ======    =====



--------

   (1) Includes U.S. dollar-denominated debt obligations of foreign obligors and other foreign fixed maturity securities.

                                                                  DECEMBER 31,
                                               -------------------------------------------------
                                                         2010                      2009
                                               -----------------------   -----------------------
                                               ESTIMATED                 ESTIMATED
                                                  FAIR      % OF TOTAL      FAIR      % OF TOTAL
                                                 VALUE     INVESTMENTS     VALUE     INVESTMENTS
                                               ---------   -----------   ---------   -----------
                                                                 (IN MILLIONS)
Concentrations within corporate fixed
  maturity securities:
  Largest exposure to a single issuer........     $ 60         0.6%         $ 55         0.6%
  Holdings in ten issuers with the largest
     exposures...............................     $444         4.1%         $415         4.3%

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Concentrations of Credit Risk (Fixed Maturity Securities) -- RMBS. The table below presents the Company's RMBS holdings and portion rated Aaa/AAA and portion rated NAIC 1 at:

                                                                  DECEMBER 31,
                                                     -------------------------------------
                                                            2010                2009
                                                     -----------------   -----------------
                                                     ESTIMATED           ESTIMATED
                                                        FAIR      % OF      FAIR      % OF
                                                       VALUE     TOTAL     VALUE     TOTAL
                                                     ---------   -----   ---------   -----
                                                                 (IN MILLIONS)
By security type:
  Collateralized mortgage obligations..............     $643      65.3%    $  657     48.1%
  Pass-through securities..........................      341      34.7        709     51.9
                                                        ----     -----     ------    -----
     Total RMBS....................................     $984     100.0%    $1,366    100.0%
                                                        ====     =====     ======    =====
By risk profile:
  Agency...........................................     $788      80.1%    $1,172     85.8%
  Prime............................................      115      11.7        113      8.3
  Alternative residential mortgage loans...........       81       8.2         81      5.9
                                                        ----     -----     ------    -----
     Total RMBS....................................     $984     100.0%    $1,366    100.0%
                                                        ====     =====     ======    =====
Portion rated Aaa/AAA..............................     $811      82.4%    $1,191     87.2%
                                                        ====     =====     ======    =====
Portion rated NAIC 1...............................     $841      85.5%    $1,277     93.5%
                                                        ====     =====     ======    =====



     Collateralized mortgage obligations are a type of mortgage-backed security structured by dividing the cash flows of mortgages into separate pools or tranches of risk that create multiple classes of bonds with varying maturities and priority of payments. Pass-through mortgage-backed securities are a type of asset-backed security that is secured by a mortgage or collection of mortgages. The monthly mortgage payments from homeowners pass from the originating bank through an intermediary, such as a government agency or investment bank, which collects the payments, and for a fee, remits or passes these payments through to the holders of the pass-through securities.

     Prime residential mortgage lending includes the origination of residential mortgage loans to the most creditworthy borrowers with high quality credit profiles. Alternative residential mortgage loans ("Alt-A") are a classification of mortgage loans where the risk profile of the borrower falls between prime and sub-prime. Sub-prime mortgage lending is the origination of residential mortgage loans to borrowers with weak credit profiles.

     The following tables present the Company's investment in Alt-A RMBS by vintage year (vintage year refers to the year of origination and not to the year of purchase) and certain other selected data:

                                                                  DECEMBER 31,
                                                     -------------------------------------
                                                            2010                2009
                                                     -----------------   -----------------
                                                     ESTIMATED           ESTIMATED
                                                        FAIR      % OF      FAIR      % OF
                                                       VALUE     TOTAL     VALUE     TOTAL
                                                     ---------   -----   ---------   -----
                                                                 (IN MILLIONS)
VINTAGE YEAR:
2005 & Prior.......................................     $35       43.2%     $40       49.4%
2006...............................................      21       25.9       15       18.5
2007...............................................      25       30.9       26       32.1
2008 to 2010.......................................      --         --       --         --
                                                        ---      -----      ---      -----
  Total............................................     $81      100.0%     $81      100.0%
                                                        ===      =====      ===      =====


                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                 DECEMBER 31,
                                                       -------------------------------
                                                            2010             2009
                                                       --------------   --------------
                                                                 % OF             % OF
                                                       AMOUNT   TOTAL   AMOUNT   TOTAL
                                                       ------   -----   ------   -----
                                                                (IN MILLIONS)
Net unrealized gain (loss)...........................    $(9)            $(18)
Rated Aa/AA or better................................              --%             4.5%
Rated NAIC 1.........................................             3.9%             9.3%
Distribution of holdings -- at estimated fair
  value -- by collateral type:
  Fixed rate mortgage loans collateral...............           100.0%           100.0%
  Hybrid adjustable rate mortgage loans collateral...              --               --
                                                                -----            -----
     Total Alt-A RMBS................................           100.0%           100.0%
                                                                =====            =====



     Concentrations of Credit Risk (Fixed Maturity Securities) -- CMBS. The Company's holdings in CMBS were $513 million and $712 million at estimated fair value at December 31, 2010 and 2009, respectively. The Company had no exposure to CMBS index securities at December 31, 2010 or 2009. The Company held commercial real estate collateralized debt obligations securities of $5 million and less than $1 million at estimated fair value at December 31, 2010 and 2009, respectively.

     The following tables present the Company's holdings of CMBS by vintage year and certain other selected data at:

                                                                  DECEMBER 31,
                                                     -------------------------------------
                                                            2010                2009
                                                     -----------------   -----------------
                                                     ESTIMATED           ESTIMATED
                                                        FAIR      % OF      FAIR      % OF
                                                       VALUE     TOTAL     VALUE     TOTAL
                                                     ---------   -----   ---------   -----
                                                                 (IN MILLIONS)
VINTAGE YEAR:
2003 & Prior.......................................     $234      45.6%     $370      52.0%
2004...............................................       65      12.7        95      13.4
2005...............................................      170      33.1       200      28.0
2006...............................................       44       8.6        47       6.6
2007 to 2010.......................................       --        --        --        --
                                                        ----     -----      ----     -----
  Total............................................     $513     100.0%     $712     100.0%
                                                        ====     =====      ====     =====




                                                                  DECEMBER 31,
                                                        -------------------------------
                                                             2010             2009
                                                        --------------   --------------
                                                                  % OF             % OF
                                                        AMOUNT   TOTAL   AMOUNT   TOTAL
                                                        ------   -----   ------   -----
                                                                 (IN MILLIONS)
Net unrealized gain (loss)............................    $23             $(26)
Rated Aaa/AAA.........................................             92%              91%
Rated NAIC 1..........................................             97%              98%


     The portion rated Aaa/AAA at December 31, 2010 reflects rating agency designations assigned by nationally recognized rating agencies including Moody's, S&P, Fitch and Realpoint, LLC. The portion rated Aaa/AAA at

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

December 31, 2009 reflects rating agency designations assigned by nationally recognized rating agencies including Moody's, S&P and Fitch.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- ABS. The Company's holdings in ABS were $409 million and $509 million at estimated fair value at December 31, 2010 and 2009, respectively. The Company's ABS are diversified both by collateral type and by issuer.

     The following table presents the collateral type and certain other information about ABS held by the Company at:

                                                                  DECEMBER 31,
                                                     -------------------------------------
                                                            2010                2009
                                                     -----------------   -----------------
                                                     ESTIMATED           ESTIMATED
                                                        FAIR      % OF      FAIR      % OF
                                                       VALUE     TOTAL     VALUE     TOTAL
                                                     ---------   -----   ---------   -----
                                                                 (IN MILLIONS)
By collateral type:
  Credit card loans................................     $181      44.2%     $251      49.3%
  Student loans....................................       38       9.3        52      10.2
  Automobile loans.................................       29       7.1        60      11.8
  RMBS backed by sub-prime mortgage loans..........       26       6.4        21       4.1
  Other loans......................................      135      33.0       125      24.6
                                                        ----     -----      ----     -----
     Total.........................................     $409     100.0%     $509     100.0%
                                                        ====     =====      ====     =====
Portion rated Aaa/AAA..............................     $345      84.4%     $458      90.0%
                                                        ====     =====      ====     =====
Portion rated NAIC 1...............................     $391      95.6%     $499      98.0%
                                                        ====     =====      ====     =====



     Concentrations of Credit Risk (Equity Securities). The Company was not exposed to any concentrations of credit risk in its equity securities holdings of any single issuer greater than 10% of the Company's stockholder's equity or 1% of total investments at December 31, 2010 and 2009.

     Maturities of Fixed Maturity Securities. The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), were as follows at:

                                                                  DECEMBER 31,
                                                 ---------------------------------------------
                                                          2010                    2009
                                                 ---------------------   ---------------------
                                                             ESTIMATED               ESTIMATED
                                                 AMORTIZED      FAIR     AMORTIZED      FAIR
                                                    COST       VALUE        COST       VALUE
                                                 ---------   ---------   ---------   ---------
                                                                 (IN MILLIONS)
Due in one year or less........................    $  128      $  132      $  149      $  151
Due after one year through five years..........     1,095       1,145         740         775
Due after five years through ten years.........     2,264       2,432       1,965       2,006
Due after ten years............................     3,008       3,061       2,346       2,286
                                                   ------      ------      ------      ------
  Subtotal.....................................     6,495       6,770       5,200       5,218
RMBS, CMBS and ABS.............................     1,855       1,906       2,642       2,587
                                                   ------      ------      ------      ------
  Total fixed maturity securities..............    $8,350      $8,676      $7,842      $7,805
                                                   ======      ======      ======      ======



     Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

contractual maturity. RMBS, CMBS and ABS are shown separately in the table, as they are not due at a single maturity.

  EVALUATING AVAILABLE-FOR-SALE SECURITIES FOR OTHER-THAN-TEMPORARY IMPAIRMENT

     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities, equity securities and perpetual hybrid securities, in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired. As described more fully in Note 1, effective April 1, 2009, the Company adopted OTTI guidance that amends the methodology for determining for fixed maturity securities whether an OTTI exists, and for certain fixed maturity securities, changes how the amount of the OTTI loss that is charged to earnings is determined. There was no change in the OTTI methodology for equity securities.

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), were as follows:

                                                                YEARS ENDED DECEMBER 31,
                                                               -------------------------
                                                               2010      2009       2008
                                                               ----      ----      -----
                                                                     (IN MILLIONS)
Fixed maturity securities.................................     $331      $(33)     $(372)
Fixed maturity securities with noncredit OTTI losses in
  accumulated other comprehensive income (loss)...........       (6)       (4)        --
                                                               ----      ----      -----
  Total fixed maturity securities.........................      325       (37)      (372)
Equity securities.........................................       --        (1)        (4)
Derivatives...............................................      (73)       --          1
Short-term investments....................................       --        (9)      (100)
                                                               ----      ----      -----
     Subtotal.............................................      252       (47)      (475)
                                                               ----      ----      -----
Amounts allocated from:
  Insurance liability loss recognition....................      (34)       --         --
  DAC related to noncredit OTTI losses recognized in
     accumulated other comprehensive income (loss)........        1        --         --
  DAC.....................................................      (53)       (6)        53
                                                               ----      ----      -----
     Subtotal.............................................      (86)       (6)        53
Deferred income tax benefit (expense) related to noncredit
  OTTI losses recognized in accumulated other
  comprehensive income (loss).............................        2         2         --
Deferred income tax benefit (expense).....................      (61)       16        148
                                                               ----      ----      -----
     Net unrealized investment gains (losses).............     $107      $(35)     $(274)
                                                               ====      ====      =====



     Fixed maturity securities with noncredit OTTI losses in accumulated other comprehensive income (loss), as presented above of ($6) million at December 31, 2010, includes ($4) million recognized prior to January 1, 2010, ($5) million (($4) million, net of DAC) of noncredit OTTI losses recognized in the year ended December 31, 2010 and $3 million of subsequent increases in estimated fair value during the year ended December 31, 2010 on such securities for which a noncredit OTTI loss was previously recognized in accumulated other comprehensive income
(loss).

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Fixed maturity securities with noncredit OTTI losses in accumulated other comprehensive income (loss), as presented above of ($4) million at December 31, 2009, includes ($5) million of noncredit OTTI losses recognized in the year ended December 31, 2009 and $1 million of subsequent increases in estimated fair value during the year ended December 31, 2009 on such securities for which a noncredit OTTI loss was previously recognized in accumulated other comprehensive income (loss).

     The changes in net unrealized investment gains (losses) were as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                              2010       2009       2008
                                                              ----      -----      -----
                                                                     (IN MILLIONS)
Balance, beginning of period................................  $(35)     $(274)     $  (8)
Fixed maturity securities on which noncredit OTTI losses
  have been recognized......................................    (2)        (4)        --
Unrealized investment gains (losses) during the year........   301        432       (477)
Unrealized investment gains (losses) relating to:
Insurance liability gain (loss) recognition.................   (34)        --         --
DAC related to noncredit OTTI losses recognized in
  accumulated other comprehensive income (loss).............     1         --         --
  DAC.......................................................   (47)       (59)        68
  Deferred income tax benefit (expense) related to noncredit
     OTTI losses recognized in accumulated other
     comprehensive income (loss)............................    --          2         --
  Deferred income tax benefit (expense).....................   (77)      (132)       143
                                                              ----      -----      -----
Balance, end of period......................................  $107      $ (35)     $(274)
                                                              ====      =====      =====
Change in net unrealized investment gains (losses)..........  $142      $ 239      $(266)
                                                              ====      =====      =====



  CONTINUOUS GROSS UNREALIZED LOSS AND OTTI LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE BY SECTOR

     The following tables present the estimated fair value and gross unrealized loss of the Company's fixed maturity and equity securities in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position. The unrealized loss amounts presented below include the noncredit component of OTTI loss. Fixed maturity securities on which a noncredit OTTI loss has been recognized in accumulated other comprehensive income (loss) are categorized by length of time as being "less than 12 months" or "equal to or greater than 12 months" in a continuous unrealized loss position based on the point in time that the

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


estimated fair value initially declined to below the amortized cost basis and not the period of time since the unrealized loss was deemed a noncredit OTTI loss.

                                                                  DECEMBER 31, 2010
                                      ------------------------------------------------------------------------
                                                                 EQUAL TO OR GREATER
                                        LESS THAN 12 MONTHS        THAN 12 MONTHS                TOTAL
                                      ----------------------   ----------------------   ----------------------
                                      ESTIMATED      GROSS     ESTIMATED      GROSS     ESTIMATED      GROSS
                                         FAIR     UNREALIZED      FAIR     UNREALIZED      FAIR     UNREALIZED
                                        VALUE        LOSS        VALUE        LOSS        VALUE        LOSS
                                      ---------   ----------   ---------   ----------   ---------   ----------
                                                     (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
U.S. corporate securities..........     $  275         $ 9        $164         $25        $  439       $ 34
Foreign corporate securities.......        111           2          45           5           156          7
U.S. Treasury and agency
  securities.......................        462          18          52          10           514         28
RMBS...............................         87           2         142          22           229         24
State and political subdivision
  securities.......................        350          15          17           8           367         23
CMBS...............................         24          --          27           3            51          3
ABS................................          6          --          65          13            71         13
Foreign government securities......          9          --          --          --             9         --
                                        ------       -----        ----         ---        ------       ----
  Total fixed maturity securities..     $1,324         $46        $512         $86        $1,836       $132
                                        ======       =====        ====         ===        ======       ====
EQUITY SECURITIES:
Non-redeemable preferred stock.....     $   --       $  --        $  1         $ 1        $    1       $  1
                                        ------       -----        ----         ---        ------       ----
  Total equity securities..........     $   --       $  --        $  1         $ 1        $    1       $  1
                                        ======       =====        ====         ===        ======       ====
Total number of securities in an
  unrealized loss position.........        167                     127
                                        ======                    ====




                                                                  DECEMBER 31, 2009
                                      ------------------------------------------------------------------------
                                                                 EQUAL TO OR GREATER
                                        LESS THAN 12 MONTHS        THAN 12 MONTHS                TOTAL
                                      ----------------------   ----------------------   ----------------------
                                      ESTIMATED      GROSS     ESTIMATED      GROSS     ESTIMATED      GROSS
                                         FAIR     UNREALIZED      FAIR     UNREALIZED      FAIR     UNREALIZED
                                        VALUE        LOSS        VALUE        LOSS        VALUE        LOSS
                                      ---------   ----------   ---------   ----------   ---------   ----------
                                                     (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
U.S. corporate securities..........     $  563        $11         $375        $ 49        $  938       $ 60
Foreign corporate securities.......        185          7           68          11           253         18
U.S. Treasury and agency
  securities.......................        717         65           --          --           717         65
RMBS...............................        389          7          189          40           578         47
State and political subdivision
  securities.......................        181          6           18           6           199         12
CMBS...............................        156          1          231          30           387         31
ABS................................         31          1          117          26           148         27
Foreign government securities......          4         --           --          --             4         --
                                        ------        ---         ----        ----        ------       ----
  Total fixed maturity securities..     $2,226        $98         $998        $162        $3,224       $260
                                        ======        ===         ====        ====        ======       ====
EQUITY SECURITIES:
Non-redeemable preferred stock.....     $    1        $ 1         $ --        $ --        $    1       $  1
                                        ------        ---         ----        ----        ------       ----
  Total equity securities..........     $    1        $ 1         $ --        $ --        $    1       $  1
                                        ======        ===         ====        ====        ======       ====
Total number of securities in an
  unrealized loss position.........        212                     246
                                        ======                    ====


                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  AGING OF GROSS UNREALIZED LOSS AND OTTI LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss, including the portion of OTTI loss on fixed maturity securities recognized in accumulated other comprehensive income (loss), gross unrealized loss as a percentage of cost or amortized cost and number of securities for fixed maturity and equity securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                             DECEMBER 31, 2010
                                     -----------------------------------------------------------------
                                       COST OR AMORTIZED       GROSS UNREALIZED          NUMBER OF
                                              COST                   LOSS               SECURITIES
                                     ---------------------   --------------------   ------------------
                                     LESS THAN      20% OR   LESS THAN     20% OR   LESS THAN   20% OR
                                        20%          MORE       20%         MORE       20%       MORE
                                     ---------      ------   ---------     ------   ---------   ------
                                                 (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months...............    $1,364        $ 42        $45          $10      164         7
Six months or greater but less than
  nine months......................        --          14         --            3       --         3
Nine months or greater but less
  than twelve months...............         4           3         --            1        2         1
Twelve months or greater...........       461          80         50           23       92        24
                                       ------        ----      -----        -----
  Total............................    $1,829        $139        $95          $37
                                       ======        ====      =====        =====
Percentage of amortized cost.......                                5%          27%
                                                               =====        =====
EQUITY SECURITIES:
Less than six months...............    $   --        $ --      $  --        $  --       --        --
Six months or greater but less than
  nine months......................        --          --         --           --       --        --
Nine months or greater but less
  than twelve months...............        --          --         --           --       --        --
Twelve months or greater...........        --           2         --            1       --         1
                                       ------        ----      -----        -----
  Total............................    $   --        $  2      $  --          $ 1
                                       ======        ====      =====        =====
Percentage of cost.................                               --%          50%
                                                               =====        =====


                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                              DECEMBER 31, 2009
                                    ---------------------------------------------------------------------
                                      COST OR AMORTIZED         GROSS UNREALIZED
                                             COST                     LOSS           NUMBER OF SECURITIES
                                    ---------------------     --------------------   --------------------
                                    LESS THAN      20% OR     LESS THAN     20% OR   LESS THAN     20% OR
                                       20%          MORE         20%         MORE       20%         MORE
                                    ---------      ------     ---------     ------   ---------     ------
                                                  (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months..............    $1,830        $ 94         $ 51        $ 20       196          10
Six months or greater but less
  than nine months................       327          18           25           4         9           2
Nine months or greater but less
  than twelve months..............       101          30            8           9         6           9
Twelve months or greater..........       822         262           57          86       177          51
                                      ------        ----         ----        ----
  Total...........................    $3,080        $404         $141        $119
                                      ======        ====         ====        ====
Percentage of amortized cost......                                  5%         29%
                                                                 ====        ====
EQUITY SECURITIES:
Less than six months..............    $   --        $ --         $ --        $ --        --          --
Six months or greater but less
  than nine months................        --          --           --          --        --          --
Nine months or greater but less
  than twelve months..............        --           2           --           1        --           1
Twelve months or greater..........        --          --           --          --        --          --
                                      ------        ----         ----        ----
  Total...........................    $   --        $  2         $ --        $  1
                                      ======        ====         ====        ====
Percentage of cost................                                 --%         50%
                                                                 ====        ====



     Equity securities with a gross unrealized loss of 20% or more for twelve months or greater increased from $0 at December 31, 2009 to $1 million at December 31, 2010. As shown in the section ''-- Evaluating Temporarily Impaired Available-for-Sale Securities" below, all $1 million of equity securities with a gross unrealized loss of 20% or more for twelve months or greater at December 31, 2010 were financial services industry investment grade non-redeemable preferred stock rated A or better.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  CONCENTRATION OF GROSS UNREALIZED LOSS AND OTTI LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The Company's gross unrealized losses related to its fixed maturity and equity securities, including the portion of OTTI loss on fixed maturity securities recognized in accumulated other comprehensive income (loss) of $133 million and $261 million at December 31, 2010 and 2009, respectively, were concentrated, calculated as a percentage of gross unrealized loss and OTTI loss, by sector and industry as follows:

                                                                     DECEMBER 31,
                                                                     ------------
                                                                     2010    2009
                                                                     ----    ----
SECTOR:
  U.S. corporate securities........................................    26%     23%
  U.S. Treasury and agency securities..............................    21      25
  RMBS.............................................................    18      18
  State and political subdivision securities.......................    17       4
  ABS..............................................................    10      10
  Foreign corporate securities.....................................     6       7
  CMBS.............................................................     2      12
  Other............................................................    --       1
                                                                      ---     ---
     Total.........................................................   100%    100%
                                                                      ===     ===
INDUSTRY:
  U.S. Treasury and agency securities..............................    21%     25%
  Mortgage-backed..................................................    20      30
  State and political subdivision securities.......................    17       4
  Finance..........................................................    17      16
  Asset-backed.....................................................    10      10
  Consumer.........................................................     3       3
  Utility..........................................................     2       2
  Industrial.......................................................     1       1
  Communications...................................................     1       1
  Other............................................................     8       8
                                                                      ---     ---
     Total.........................................................   100%    100%
                                                                      ===     ===


                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  EVALUATING TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE SECURITIES

     The following table presents the Company's fixed maturity and equity securities, each with a gross unrealized loss of greater than $10 million, the number of securities, total gross unrealized loss and percentage of total gross unrealized loss at:

                                                                   DECEMBER 31,
                                            ---------------------------------------------------------
                                                        2010                          2009
                                            ---------------------------   ---------------------------
                                            FIXED MATURITY     EQUITY     FIXED MATURITY     EQUITY
                                              SECURITIES     SECURITIES     SECURITIES     SECURITIES
                                            --------------   ----------   --------------   ----------
                                                    (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Number of securities......................          --             --             2              --
Total gross unrealized loss...............       $  --          $  --           $27           $  --
Percentage of total gross unrealized
  loss....................................          --%            --%           10%             --%


     Fixed maturity and equity securities, each with a gross unrealized loss greater than $10 million, decreased $27 million during the year ended December 31, 2010. The cause of the decline in, or improvement in, gross unrealized losses for the year ended December 31, 2010, was primarily attributable to a decrease in interest rates and narrowing of credit spreads. These securities were included in the Company's OTTI review process. Based upon the Company's current evaluation of these securities and other available-for-sale securities in an unrealized loss position in accordance with its impairment policy, and the Company's current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company has concluded that these securities are not other-than-temporarily impaired.

     In the Company's impairment review process, the duration and severity of an unrealized loss position for equity securities is given greater weight and consideration than for fixed maturity securities. An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for an equity security, greater weight and consideration is given by the Company to a decline in market value and the likelihood such market value decline will recover.

     The following table presents certain information about the Company's equity securities available-for-sale with a gross unrealized loss of 20% or more at December 31, 2010:

                                                                      NON-REDEEMABLE PREFERRED STOCK
                                       -------------------------------------------------------------------------------------------
                                             ALL TYPES OF                                 INVESTMENT GRADE
                          ALL EQUITY        NON-REDEEMABLE       -----------------------------------------------------------------
                          SECURITIES       PREFERRED STOCK              ALL INDUSTRIES              FINANCIAL SERVICES INDUSTRY
                          ----------   -----------------------   ----------------------------   ----------------------------------
                             GROSS        GROSS      % OF ALL       GROSS         % OF ALL         GROSS                     % A
                          UNREALIZED   UNREALIZED     EQUITY     UNREALIZED    NON-REDEEMABLE   UNREALIZED    % OF ALL    RATED OR
                             LOSS         LOSS      SECURITIES      LOSS      PREFERRED STOCK      LOSS      INDUSTRIES    BETTER
                          ----------   ----------   ----------   ----------   ---------------   ----------   ----------   --------
                                                                        (IN MILLIONS)
Less than six months....      $            $             --%         $               --%            $             --%         --%
Six months or greater
  but less than twelve
  months................       --           --           --%          --             --%             --           --%         --%
Twelve months or
  greater...............        1            1          100%           1            100%              1          100%        100%
                              ---          ---                       ---                            ---
All equity securities
  with a gross
  unrealized loss of 20%
  or more...............      $ 1          $ 1          100%         $ 1            100%            $ 1          100%        100%
                              ===          ===                       ===                            ===



     In connection with the equity securities impairment review process, the Company evaluated its holdings in non-redeemable preferred stock, particularly those companies in the financial services industry. The Company considered several factors including whether there has been any deterioration in credit of the issuer and the likelihood of recovery in value of non-redeemable preferred stock with a severe or an extended unrealized loss. The

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Company also considered whether any issuers of non-redeemable preferred stock with an unrealized loss held by the Company, regardless of credit rating, have deferred any dividend payments. No such dividend payments had been deferred.

     With respect to common stock holdings, the Company considered the duration and severity of the unrealized losses for securities in an unrealized loss position of 20% or more; and the duration of unrealized losses for securities in an unrealized loss position of less than 20% in an extended unrealized loss position (i.e., 12 months or greater).

     Future OTTIs will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), changes in credit rating, changes in collateral valuation, changes in interest rates and changes in credit spreads. If economic fundamentals and any of the above factors deteriorate, additional OTTIs may be incurred in upcoming periods.

  NET INVESTMENT GAINS (LOSSES)

     See "-- Evaluating Available-for-Sale Securities for Other-Than-Temporary Impairment" for a discussion of changes in guidance adopted April 1, 2009 that impacted how fixed maturity security OTTI losses that are charged to earnings are measured.

     The components of net investment gains (losses) were as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                             2010      2009      2008
                                                             ----      ----      ----
                                                                   (IN MILLIONS)
Total gains (losses) on fixed maturity securities:
Total OTTI losses recognized...............................   $(9)     $(18)     $(16)
Less: Noncredit portion of OTTI losses transferred to and
  recognized in other comprehensive income (loss)..........     5         5        --
                                                              ---      ----      ----
  Net OTTI losses on fixed maturity securities recognized
     in earnings...........................................    (4)      (13)      (16)
  Fixed maturity securities -- net gains (losses) on sales
     and disposals.........................................    30         9       (14)
                                                              ---      ----      ----
     Total gains (losses) on fixed maturity securities.....    26        (4)      (30)
                                                              ---      ----      ----
Other net investment gains (losses):
  Equity securities........................................    --        (2)       --
  Mortgage loans...........................................    (9)        1        (5)
  Real estate joint ventures...............................    (1)       (2)       --
  Other limited partnership interests......................    (1)      (17)       --
  Other gains (losses).....................................    --        --        (1)
                                                              ---      ----      ----
       Total net investment gains (losses).................   $15      $(24)     $(36)
                                                              ===      ====      ====



     See "-- Related Party Investment Transactions" for discussion of affiliated net investment gains (losses) related to transfers of invested assets to affiliates.

     Gains (losses) from foreign currency transactions included within net investment gains (losses) were less than $1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) were as shown below. Investment gains and losses on sales of securities are determined on a specific identification basis.

                                 YEARS ENDED DECEMBER 31,     YEARS ENDED DECEMBER 31,     YEARS ENDED DECEMBER 31,
                                 ------------------------    -------------------------    --------------------------
                                  2010     2009     2008      2010      2009      2008     2010      2009      2008
                                 ------   ------   ------    -----     -----     -----    ------    ------    ------
                                      FIXED MATURITY             EQUITY SECURITIES                   TOTAL
                                        SECURITIES           -------------------------    --------------------------
                                 ------------------------
                                                                    (IN MILLIONS)
Proceeds.......................  $3,329   $2,476   $1,202      $ 3       $ 7     $  --    $3,332    $2,483    $1,202
                                 ======   ======   ======    =====     =====     =====    ======    ======    ======
Gross investment gains.........  $   52   $   25   $   15    $  --     $  --     $  --    $   52    $   25    $   15
                                 ------   ------   ------    -----     -----     -----    ------    ------    ------
Gross investment losses........     (22)     (16)     (29)      --        (2)       --       (22)      (18)      (29)
                                 ------   ------   ------    -----     -----     -----    ------    ------    ------
Total OTTI losses recognized in
  earnings:
  Credit-related...............      (4)     (12)     (15)      --        --        --        (4)      (12)      (15)
  Other (1)....................      --       (1)      (1)      --        --        --        --        (1)       (1)
                                 ------   ------   ------    -----     -----     -----    ------    ------    ------
     Total OTTI losses
       recognized in earnings..      (4)     (13)     (16)      --        --        --        (4)      (13)      (16)
                                 ------   ------   ------    -----     -----     -----    ------    ------    ------
Net investment gains (losses)..  $   26   $   (4)  $  (30)   $  --       $(2)    $  --    $   26    $   (6)   $  (30)
                                 ======   ======   ======    =====     =====     =====    ======    ======    ======



--------

   (1) Other OTTI losses recognized in earnings include impairments on equity securities, impairments on perpetual hybrid securities classified within fixed maturity securities where the primary reason for the impairment was the severity and/or the duration of an unrealized loss position and fixed maturity securities where there is an intent to sell or it is more likely than not that the Company will be required to sell the security before recovery of the decline in estimated fair value.

     Fixed maturity security OTTI losses recognized in earnings related to the following sectors and industries within the U.S. and foreign corporate securities sector:

                                                            YEARS ENDED DECEMBER 31,
                                                           --------------------------
                                                           2010       2009       2008
                                                           ----      -----      -----
                                                                  (IN MILLIONS)
Sector:
U.S. and foreign corporate securities -- by industry:
  Utility................................................   $ 1      $  --      $  --
  Finance................................................    --         10         13
  Consumer...............................................    --          1         --
  Communications.........................................    --          1          1
  Other industries.......................................    --         --          2
                                                            ---      -----      -----
     Total U.S. and foreign corporate securities.........     1         12         16
RMBS.....................................................     2          1         --
CMBS.....................................................     1         --         --
                                                            ---      -----      -----
     Total...............................................   $ 4        $13        $16
                                                            ===      =====      =====


                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  CREDIT LOSS ROLLFORWARD -- ROLLFORWARD OF THE CUMULATIVE CREDIT LOSS COMPONENT OF OTTI LOSS RECOGNIZED IN EARNINGS ON FIXED MATURITY SECURITIES STILL HELD FOR WHICH A PORTION OF THE OTTI LOSS WAS RECOGNIZED IN OTHER COMPREHENSIVE INCOME (LOSS)

     The table below presents a rollforward of the cumulative credit loss component of OTTI loss recognized in earnings on fixed maturity securities still held by the Company at December 31, 2010 and 2009, respectively, for which a portion of the OTTI loss was recognized in other comprehensive income (loss):

                                                               YEARS ENDED
                                                               DECEMBER 31,
                                                             ---------------
                                                             2010       2009
                                                             ----      -----
                                                              (IN MILLIONS)
Balance, at January 1,.....................................   $ 1      $  --
Credit loss component of OTTI loss not reclassified to
  other comprehensive income (loss) in the cumulative
  effect transition adjustment.............................    --         --
Additions:
  Initial impairments -- credit loss OTTI recognized on
     securities not previously impaired....................     1          1
  Additional impairments -- credit loss OTTI recognized on
     securities previously impaired........................    --         --
Reductions:
  Due to sales (maturities, pay downs or prepayments)
     during the period of securities previously credit loss
     OTTI impaired.........................................    --         --
Due to securities impaired to net present value of expected
  future cash flows........................................    (1)        --
Due to increases in cash flows -- accretion of previous
  credit loss OTTI.........................................    --         --
                                                              ---      -----
Balance, at December 31,...................................   $ 1        $ 1
                                                              ===      =====



  NET INVESTMENT INCOME

     The components of net investment income were as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2010      2009      2008
                                                              ----      ----      ----
                                                                    (IN MILLIONS)
Investment income:
Fixed maturity securities...................................  $430      $332      $268
Equity securities...........................................    --        --         1
Mortgage loans..............................................    53        25        23
Policy loans................................................     4         3         2
Real estate joint ventures..................................    (2)       (3)       --
Other limited partnership interests.........................    52        --       (23)
Cash, cash equivalents and short-term investments...........    (2)        3         9
                                                              ----      ----      ----
  Subtotal..................................................   535       360       280
Less: Investment expenses...................................    15        11        27
                                                              ----      ----      ----
  Net investment income.....................................  $520      $349      $253
                                                              ====      ====      ====


                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Affiliated investment expenses, included in the table above, were $8 million, $4 million and $2 million for the years ended December 31, 2010, 2009 and 2008, respectively. See "-- Related Party Investment Transactions" for discussion of affiliated net investment income included in the table above.

  SECURITIES LENDING

     The Company participates in securities lending programs whereby blocks of securities, which are included in fixed maturity securities and short-term investments, are loaned to third parties, primarily brokerage firms and commercial banks. The Company generally obtains collateral, generally cash, in an amount equal to 102% of the estimated fair value of the securities loaned, which is obtained at the inception of a loan and maintained at a level greater than or equal to 100% for the duration of the loan. Securities loaned under such transactions may be sold or repledged by the transferee. The Company is liable to return to its counterparties the cash collateral under its control. These transactions are treated as financing arrangements and the associated liability is recorded at the amount of the cash received.

     Elements of the securities lending programs are presented below at:

                                                                    DECEMBER 31,
                                                                  ---------------
                                                                   2010     2009
                                                                  ------   ------
                                                                   (IN MILLIONS)
Securities on loan:
  Amortized cost................................................  $1,157   $1,580
  Estimated fair value..........................................  $1,175   $1,533
Aging of cash collateral liability:
  Open(1).......................................................  $  185   $   29
  Less than thirty days.........................................     504    1,044
  Thirty days or greater but less than sixty days...............      78      293
  Sixty days or greater but less than ninety days...............     205       --
  Ninety days or greater........................................     220      214
                                                                  ------   ------
     Total cash collateral liability............................  $1,192   $1,580
                                                                  ======   ======
Reinvestment portfolio -- estimated fair value..................  $1,180   $1,538
                                                                  ======   ======



--------

   (1) Open -- meaning that the related loaned security could be returned to the Company on the next business day requiring the Company to immediately return the cash collateral.

     The estimated fair value of the securities on loan related to the cash collateral on open at December 31, 2010 was $181 million, of which $120 million were U.S. Treasury and agency securities which, if put to the Company, can be immediately sold to satisfy the cash requirements. The remainder of the securities on loan were primarily U.S. Treasury and agency securities, and very liquid RMBS. The reinvestment portfolio acquired with the cash collateral consisted principally of fixed maturity securities (including U.S. corporate, U.S. Treasury and agency, ABS, RMBS and CMBS).

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  INVESTED ASSETS ON DEPOSIT AND PLEDGED AS COLLATERAL

     The invested assets on deposit and invested assets pledged as collateral are presented in the table below. The amounts presented in the table below are at estimated fair value for fixed maturity securities.

                                                                       DECEMBER 31,
                                                                     ---------------
                                                                     2010       2009
                                                                     ----       ----
                                                                      (IN MILLIONS)
Invested assets on deposit:
  Regulatory agencies(1)...........................................   $ 6        $ 6
Invested assets pledged as collateral:
  Derivative transactions(2).......................................    43          5
                                                                      ---        ---
     Total invested assets on deposit and pledged as collateral....   $49        $11
                                                                      ===        ===



--------

   (1) The Company has investment assets on deposit with regulatory agencies consisting primarily of fixed maturity securities.

   (2) Certain of the Company's invested assets are pledged as collateral for various derivative transactions as described in Note 3.

     See also "-- Securities Lending" for the amount of the Company's cash received from and due back to counterparties pursuant to the Company's securities lending program.

  MORTGAGE LOANS

     Mortgage loans are summarized as follows at:

                                                                  DECEMBER 31,
                                                      -----------------------------------
                                                            2010               2009
                                                      ----------------   ----------------
                                                      CARRYING    % OF   CARRYING    % OF
                                                        VALUE    TOTAL     VALUE    TOTAL
                                                      --------   -----   --------   -----
                                                                   (IN MILLIONS)
Mortgage loans:
  Commercial mortgage loans.........................   $1,002     85.3%    $465      76.9%
  Agricultural mortgage loans.......................      185     15.7      143      23.6
                                                       ------    -----     ----     -----
     Subtotal.......................................    1,187    101.0      608     100.5
  Valuation allowances..............................      (12)    (1.0)      (3)     (0.5)
                                                       ------    -----     ----     -----
     Total mortgage loans, net......................   $1,175    100.0%    $605     100.0%
                                                       ======    =====     ====     =====



     See "-- Related Party Investment Transactions" for discussion of affiliated loans included in the table above. The carrying value of such loans was $119 million and $120 million at December 31, 2010 and 2009, respectively.

     Concentration of Credit Risk -- The Company diversifies its mortgage loan portfolio by both geographic region and property type to reduce the risk of concentration. The Company's commercial and agricultural mortgage loans are collateralized by properties primarily located in the U.S. The carrying value of the Company's commercial and agricultural mortgage loans located in California, New York and Illinois were 22%, 20% and 7%, respectively, of total mortgage loans at December 31, 2010. Additionally, the Company manages risk when originating commercial and agricultural mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following tables present the recorded investment in mortgage loans, by portfolio segment, by method of evaluation of credit loss, and the related valuation allowances, by type of credit loss, at:

                                                             DECEMBER 31,
                                             -------------------------------------------
                                              2010    2009   2010   2009    2010    2009
                                             ------   ----   ----   ----   ------   ----
                                               COMMERCIAL      AGRICUL-        TOTAL
                                             -------------      TURAL      -------------
                                                             -----------
                                                            (IN MILLIONS)
Mortgage loans:
  Evaluated individually for credit
     losses................................  $   --   $ --   $ --   $ --   $   --   $ --
  Evaluated collectively for credit
     losses................................   1,002    465    185    143    1,187    608
                                             ------   ----   ----   ----   ------   ----
     Total mortgage loans..................   1,002    465    185    143    1,187    608
                                             ------   ----   ----   ----   ------   ----
Valuation allowances:
  Specific credit losses...................      --     --     --     --       --     --
  Non-specifically identified credit
     losses................................      12      3     --     --       12      3
                                             ------   ----   ----   ----   ------   ----
     Total valuation allowances............      12      3     --     --       12      3
                                             ------   ----   ----   ----   ------   ----
     Mortgage loans, net of valuation
       allowance...........................  $  990   $462   $185   $143   $1,175   $605
                                             ======   ====   ====   ====   ======   ====



     The following tables present the changes in the valuation allowance, by portfolio segment:

                                                              MORTGAGE LOAN VALUATION
                                                                     ALLOWANCES
                                                         ---------------------------------
                                                         COMMERCIAL   AGRICULTURAL   TOTAL
                                                         ----------   ------------   -----
                                                                   (IN MILLIONS)
Balance at January 1, 2008.............................      $ 2          $  --       $ 2
  Provision (release)..................................        5             --         5
  Charge-offs, net of recoveries.......................       (3)            --        (3)
                                                             ---          -----       ---
Balance at December 31, 2008...........................        4             --         4
  Provision (release)..................................        2             --         2
  Charge-offs, net of recoveries.......................       (3)            --        (3)
                                                             ---          -----       ---
Balance at December 31, 2009...........................        3             --         3
  Provision (release)..................................        9             --         9
  Charge-offs, net of recoveries.......................       --             --        --
                                                             ---          -----       ---
Balance at December 31, 2010...........................      $12          $  --       $12
                                                             ===          =====       ===


                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Commercial Mortgage Loans -- by Credit Quality Indicators with Estimated Fair Value: Presented below for the commercial mortgage loans is the recorded investment, prior to valuation allowances, by the indicated loan-to-value ratio categories and debt service coverage ratio categories and estimated fair value of such mortgage loans by the indicated loan-to-value ratio categories at:

                                                            DECEMBER 31, 2010
                            ---------------------------------------------------------------------------------
                                              RECORDED INVESTMENT
                            -------------------------------------------------------
                               DEBT SERVICE COVERAGE RATIOS
                            ---------------------------------                          ESTIMATED
                            > 1.20X   1.00X - 1.20X   < 1.00X    TOTAL   % OF TOTAL   FAIR VALUE   % OF TOTAL
                            -------   -------------   -------   ------   ----------   ----------   ----------
                                           (IN MILLIONS)                      (IN MILLIONS)
Loan-to-value ratios:
Less than 65%.............    $722        $  --         $30     $  752       75.0%      $  797         75.5%
65% to 75%................     142           10          25        177       17.7          186         17.6
76% to 80%................      14           --          --         14        1.4           15          1.4
Greater than 80%..........      32           27          --         59        5.9           58          5.5
                              ----        -----         ---     ------      -----       ------        -----
  Total...................    $910          $37         $55     $1,002      100.0%      $1,056        100.0%
                              ====        =====         ===     ======      =====       ======        =====



     Agricultural Mortgage Loans -- by Credit Quality Indicator: The recorded investment in agricultural mortgage loans, prior to valuation allowances, by credit quality indicator, was at:

                                                                  DECEMBER 31, 2010
                                                          --------------------------------
                                                             AGRICULTURAL MORTGAGE LOANS
                                                          --------------------------------
                                                          RECORDED INVESTMENT   % OF TOTAL
                                                          -------------------   ----------
                                                                    (IN MILLIONS)
Loan-to-value ratios:
Less than 65%...........................................          $185             100.0%
                                                                  ----             -----
  Total.................................................          $185             100.0%
                                                                  ====             =====



     Past Due, Accrual Status and Impaired Mortgage Loans. The Company has a high quality, well performing mortgage loan portfolio with 100% of all mortgage loans classified as performing at December 31, 2010. The Company had no impaired mortgage loans, no loans 90 days or more past due, no loans in non-accrual status and no loans in foreclosure at both December 31, 2010 and 2009. The Company's average investment in impaired mortgage loans was $9 million for the year ended December 31, 2008. The Company did not recognize interest income on impaired mortgage loans during the years ended December 31, 2010, 2009 and 2008.

  REAL ESTATE JOINT VENTURES

     Real estate joint ventures were categorized as follows:

                                                                  DECEMBER 31,
                                                      -----------------------------------
                                                            2010               2009
                                                      ----------------   ----------------
                                                      CARRYING    % OF   CARRYING    % OF
                                                        VALUE    TOTAL     VALUE    TOTAL
                                                      --------   -----   --------   -----
                                                                   (IN MILLIONS)
Office..............................................     $22      73.4%     $22      75.9%
Real estate private equity funds....................       7      23.3        5      17.2
Retail..............................................       1       3.3        2       6.9
                                                         ---     -----      ---     -----
  Total real estate joint ventures..................     $30     100.0%     $29     100.0%
                                                         ===     =====      ===     =====


                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company's real estate joint ventures are located in the U.S., and at December 31, 2010, 74% and 3% of the Company's real estate joint ventures were located in California and Florida, respectively.

     Impairments of cost method real estate joint ventures were $2 million for both years ended December 31, 2010 and 2009. There were no impairments of real estate joint ventures for the year ended December 31, 2008.

OTHER LIMITED PARTNERSHIP INTERESTS

     The carrying value of other limited partnership interests (which primarily represent ownership interests in pooled investment funds that principally make private equity investments in companies in the U.S. and overseas) was $456 million and $282 million at December 31, 2010 and 2009, respectively. Included within other limited partnership interests were $105 million and $54 million at December 31, 2010 and 2009, respectively, of investments in hedge funds. Impairments of other limited partnership interests, principally cost method other limited partnership interests, were $1 million and $17 million for the years ended December 31, 2010 and 2009, respectively. There were no impairments of cost method other limited partnership interests for the year ended December 31, 2008.

  COLLECTIVELY SIGNIFICANT EQUITY METHOD INVESTMENTS

     The Company holds investments in real estate joint ventures, real estate funds and other limited partnership interests consisting of leveraged buy-out funds, hedge funds, private equity funds, joint ventures and other funds. The portion of these investments accounted for under the equity method had a carrying value of $472 million as of December 31, 2010. The Company's maximum exposure to loss related to these equity method investments is limited to the carrying value of these investments plus unfunded commitments of $399 million as of December 31, 2010. Except for certain real estate joint ventures, the Company's investments in real estate funds and other limited partnership interests are generally of a passive nature in that the Company does not participate in the management of the entities.

     As further described in Note 1, the Company generally records its share of earnings in its equity method investments using a three-month lag methodology and within net investment income. As of December 31, 2010, aggregate net investment income from these equity method real estate joint ventures, real estate funds and other limited partnership interests exceeded 10% of the Company's consolidated pre-tax income (loss) from continuing operations. Accordingly, the Company is providing the following aggregated summarized financial data for such equity method investments. This aggregated summarized financial data does not represent the Company's proportionate share of the assets, liabilities, or earnings of such entities.

     As of, and for the year ended December 31, 2010, the aggregated summarized financial data presented below reflects the latest available financial information. Aggregate total assets of these entities totaled $103.1 billion and $75.1 billion as of December 31, 2010 and 2009, respectively. Aggregate total liabilities of these entities totaled $7.4 billion and $5.2 billion as of December 31, 2010 and 2009, respectively. Aggregate net income (loss) of these entities totaled $11.0 billion, $12.1 billion and ($13.1) billion for the years ended December 31, 2010, 2009 and 2008, respectively. Aggregate net income
(loss) from real estate joint ventures, real estate funds and other limited partnership interests is primarily comprised of investment income, including recurring investment income and realized and unrealized investment gains (losses).

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  OTHER INVESTED ASSETS

     The following table presents the carrying value of the Company's other invested assets by type at:

                                                                  DECEMBER 31,
                                                      -----------------------------------
                                                            2010               2009
                                                      ----------------   ----------------
                                                      CARRYING    % OF   CARRYING    % OF
                                                        VALUE    TOTAL     VALUE    TOTAL
                                                      --------   -----   --------   -----
                                                                 (IN MILLIONS)
Tax credit partnerships.............................    $ 91      42.3%     $ 2       5.4%
Freestanding derivatives with positive fair values..      68      31.6       35      94.6
Leveraged leases, net of non-recourse debt..........      56      26.1       --        --
                                                        ----     -----      ---     -----
  Total.............................................    $215     100.0%     $37     100.0%
                                                        ====     =====      ===     =====



     Tax credit partnerships are established for the purpose of investing in low-income housing and other social causes, where the primary return on investment is in the form of income tax credits, and are accounted for under the equity method or under the effective yield method. See Note 3 for information regarding the freestanding derivatives with positive estimated fair values. See the following section "Leveraged Leases" for the composition of leveraged leases.

  Leveraged Leases

     Investment in leveraged leases, included in other invested assets, consisted of the following:

                                                                  DECEMBER 31, 2010
                                                                  -----------------
                                                                    (IN MILLIONS)
Rental receivables, net.........................................         $ 92
Estimated residual values.......................................           14
                                                                         ----
  Subtotal......................................................          106
Unearned income.................................................          (50)
                                                                         ----
  Investment in leveraged leases................................         $ 56
                                                                         ====



     The Company did not have any investments in leveraged leases at December 31, 2009.

     The rental receivables set forth above are generally due in periodic installments. The payment periods were 22 years. For rental receivables, the Company's primary credit quality indicator is whether the rental receivable is performing or non-performing. The Company generally defines non-performing rental receivables as those that are 90 days or more past due. The determination of performing or non-performing status is assessed monthly. As of December 31, 2010, all of the rental receivables were performing.

     The Company's deferred income tax liability related to leveraged leases was $4 million at December 31, 2010.

     There was no net investment income recognized on leverage leases for the year ended December 31, 2010.

  SHORT-TERM INVESTMENTS

     The carrying value of short-term investments, which includes investments with remaining maturities of one year or less, but greater than three months, at the time of purchase was $113 million and $835 million at December 31, 2010 and 2009, respectively. The Company is exposed to concentrations of credit risk related to securities of the U.S. government and certain U.S. government agencies included within short-term investments, which were $60 million and $563 million at December 31, 2010 and 2009, respectively.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  CASH EQUIVALENTS

     The carrying value of cash equivalents, which includes investments with an original or remaining maturity of three months or less, at the time of purchase was $221 million and $377 million at December 31, 2010 and 2009, respectively. The Company is exposed to concentrations of credit risk related to securities of the U.S. government and certain U.S. government agencies included within cash equivalents, which were $221 million and $341 million at December 31, 2010 and 2009, respectively.

  VARIABLE INTEREST ENTITIES

     The Company holds investments in certain entities that are VIEs. The following table presents the carrying amount and maximum exposure to loss relating to VIEs for which the Company holds significant variable interests but is not the primary beneficiary and which have not been consolidated at:

                                                                   DECEMBER 31,
                                                  ---------------------------------------------
                                                           2010                    2009
                                                  ---------------------   ---------------------
                                                               MAXIMUM                 MAXIMUM
                                                  CARRYING    EXPOSURE    CARRYING    EXPOSURE
                                                   AMOUNT    TO LOSS(1)    AMOUNT    TO LOSS(1)
                                                  --------   ----------   --------   ----------
                                                                  (IN MILLIONS)
Fixed maturity securities available-for-sale:
  RMBS(2).......................................   $  984      $  984       $ --        $ --
  CMBS(2).......................................      513         513         --          --
  ABS(2)........................................      409         409         --          --
  Foreign corporate securities..................       56          56         40          40
  U.S. corporate securities.....................       24          24         24          24
Other limited partnership interests.............      409         763        182         278
                                                   ------      ------       ----        ----
     Total......................................   $2,395      $2,749       $246        $342
                                                   ======      ======       ====        ====



--------

   (1) The maximum exposure to loss relating to the fixed maturity securities available-for-sale is equal to the carrying amounts or carrying amounts of retained interests. The maximum exposure to loss relating to the other limited partnership interests is equal to the carrying amounts plus any unfunded commitments. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

   (2) As discussed in Note 1, the Company adopted new guidance effective January 1, 2010 which eliminated the concept of a QSPE. As a result, the Company concluded it held variable interests in RMBS, CMBS and ABS. For these interests, the Company's involvement is limited to that of a passive investor.

     As described in Note 10, the Company makes commitments to fund partnership investments in the normal course of business. Excluding these commitments, the Company did not provide financial or other support to investees designated as VIEs during the years ended December 31, 2010, 2009 and 2008.

  RELATED PARTY INVESTMENT TRANSACTIONS

     At December 31, 2010 and 2009, the Company held $41 million and $272 million, respectively, in the Metropolitan Money Market Pool and the MetLife Intermediate Income Pool which are affiliated partnerships. These amounts are included in short-term investments. Net investment income (loss) from these investments was ($2) million, $2 million and $8 million for the years ended December 31, 2010, 2009 and 2008, respectively.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Invested assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, were as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                           -------------------------
                                                           2010      2009       2008
                                                           ----      ----      -----
                                                                 (IN MILLIONS)
Estimated fair value of invested assets transferred to
  affiliates.............................................  $105      $  9      $  --
Amortized cost of invested assets transferred to
  affiliates.............................................  $ 97      $ 13      $  --
Net investment gains (losses) recognized on invested
  assets transferred to affiliates.......................  $  8      $ (4)     $  --
Estimated fair value of assets transferred from
  affiliates.............................................  $ 46      $155      $  --


     During the year ended December 31, 2009, the Company loaned $120 million to wholly-owned real estate subsidiaries of an affiliate, Metropolitan Life Insurance Company ("MLIC"), which is included in mortgage loans. The carrying value of these loans was $119 million and $120 million at December 31, 2010 and 2009, respectively. A loan of $80 million bears interest at 7.26% and is due in quarterly principal and interest payments of $2 million through January 2020, and a loan of $40 million bears interest at 7.01% with quarterly interest only payments of $1 million through January 2020, when the principal balance is due. The loans to affiliates are secured by interests in the real estate subsidiaries, which own operating real estate with a fair value in excess of the loans. Net investment income from this investment was $9 million and less than $1 million for the years ended December 31, 2010 and 2009, respectively.

3.  DERIVATIVE FINANCIAL INSTRUMENTS

  ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS

     See Note 1 for a description of the Company's accounting policies for derivative financial instruments.

     See Note 4 for information about the fair value hierarchy for derivatives.

  PRIMARY RISKS MANAGED BY DERIVATIVE FINANCIAL INSTRUMENTS

     The Company is exposed to various risks relating to its ongoing business operations, including interest rate risk, foreign currency risk, credit risk and equity market risk. The Company uses a variety of strategies to manage these risks, including the use of derivative instruments. The following table presents the gross notional amount,

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


estimated fair value and primary underlying risk exposure of the Company's derivative financial instruments, excluding embedded derivatives held at:

                                                                                DECEMBER 31,
                                                        ------------------------------------------------------------
                                                                     2010                           2009
                                                        -----------------------------  -----------------------------
                                                                     ESTIMATED FAIR                 ESTIMATED FAIR
                                                                        VALUE(1)                       VALUE(1)
PRIMARY UNDERLYING                                      NOTIONAL  -------------------  NOTIONAL  -------------------
RISK EXPOSURE                 INSTRUMENT TYPE            AMOUNT   ASSETS  LIABILITIES   AMOUNT   ASSETS  LIABILITIES
------------------  ----------------------------------  --------  ------  -----------  --------  ------  -----------
                                                                                (IN MILLIONS)
Interest rate       Interest rate swaps...............   $  900     $15       $25       $   40     $ 1      $  --
                    Interest rate floors..............    2,000      45        --        2,000      27         --
                    Interest rate caps................    1,500       1        --        1,000       2         --
                    Interest rate futures.............      780       2         3          309       1         --
                    Interest rate forwards............      485      --        48           --      --         --
Foreign currency    Foreign currency swaps............      117       2         6           55       1          3
                    Foreign currency forwards.........       34      --        --           --      --         --
Credit              Credit default swaps..............      239       3         2          163       3          3
Equity market       Equity options....................       15      --        --            6      --         --
                                                         ------     ---       ---       ------     ---      -----
                      Total...........................   $6,070     $68       $84       $3,573     $35        $ 6
                                                         ======     ===       ===       ======     ===      =====



--------

   (1) The estimated fair value of all derivatives in an asset position is reported within other invested assets in the consolidated balance sheets and the estimated fair value of all derivatives in a liability position is reported within other liabilities in the consolidated balance sheets.

     The following table presents the gross notional amount of derivative financial instruments by maturity at December 31, 2010:

                                                               REMAINING LIFE
                                    --------------------------------------------------------------------
                                                  AFTER ONE YEAR   AFTER FIVE YEARS
                                    ONE YEAR OR    THROUGH FIVE       THROUGH TEN     AFTER TEN
                                        LESS           YEARS             YEARS          YEARS      TOTAL
                                    -----------   --------------   ----------------   ---------   ------
                                                                (IN MILLIONS)
Interest rate swaps...............     $   --         $  245              $--            $655     $  900
Interest rate floors..............         --          2,000               --              --      2,000
Interest rate caps................        500          1,000               --              --      1,500
Interest rate futures.............        780             --               --              --        780
Interest rate forwards............         75            375               35              --        485
Foreign currency swaps............          5             18               49              45        117
Foreign currency forwards.........         34             --               --              --         34
Credit default swaps..............         --            239               --              --        239
Equity options....................         15             --               --              --         15
                                       ------         ------              ---            ----     ------
  Total...........................     $1,409         $3,877              $84            $700     $6,070
                                       ======         ======              ===            ====     ======



     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

be made by the counterparty at each due date. The Company utilizes interest rate swaps in fair value, cash flow and non-qualifying hedging relationships.

     The Company purchases interest rate caps and floors primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities (duration mismatches), as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively. In certain instances, the Company locks in the economic impact of existing purchased caps and floors by entering into offsetting written caps and floors. The Company utilizes interest rate caps and floors in non-qualifying hedging relationships.

     In exchange-traded interest rate (Treasury and swap) futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The Company utilizes exchange-traded interest rate futures in non-qualifying hedging relationships.

     The Company enters into interest rate forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date. The Company utilizes interest rate forwards in cash flow and non-qualifying hedging relationships.

     Foreign currency derivatives, including foreign currency swaps and foreign currency forwards, are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party. The Company utilizes foreign currency swaps in cash flow and non-qualifying hedging relationships.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date. The Company utilizes foreign currency forwards in non-qualifying hedging relationships.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to hedge credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered. The Company utilizes credit default swaps in non-qualifying hedging relationships.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and a cash instrument such as a U.S. Treasury or agency security. These credit default swaps are not designated as hedging instruments.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Equity index options are used by the Company to hedge certain invested assets against adverse changes in equity indices. In an equity index option transaction, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. In certain instances, the Company may enter into a combination of transactions to hedge adverse changes in equity indices within a pre-determined range through the purchase and sale of options. Equity index options are included in equity options in the preceding table. The Company utilizes equity index options in non-qualifying hedging relationships.

  HEDGING

     The following table presents the gross notional amount and estimated fair value of derivatives designated as hedging instruments by type of hedge designation at:

                                                                      DECEMBER 31,
                                           -----------------------------------------------------------------
                                                         2010                              2009
                                           -------------------------------   -------------------------------
                                                         ESTIMATED FAIR                    ESTIMATED FAIR
                                                              VALUE                             VALUE
DERIVATIVES DESIGNATED AS HEDGING          NOTIONAL   --------------------   NOTIONAL   --------------------
INSTRUMENTS                                 AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
-----------------------------------------  --------   ------   -----------   --------   ------   -----------
                                                                     (IN MILLIONS)
Fair Value Hedges:
  Interest rate swaps....................    $ 10      $  --      $  --        $  --     $  --      $  --
                                             ----      -----      -----        -----     -----      -----
     Subtotal............................      10         --         --           --        --         --
                                             ----      -----      -----        -----     -----      -----
Cash Flow Hedges:
  Foreign currency swaps.................      76          1          3           14        --          1
  Interest rate swaps....................     295          1         22           --        --         --
  Interest rate forwards.................     485         --         48           --        --         --
                                             ----      -----      -----        -----     -----      -----
     Subtotal............................     856          2         73           14        --          1
                                             ----      -----      -----        -----     -----      -----
       Total Qualifying Hedges...........    $866        $ 2        $73          $14     $  --        $ 1
                                             ====      =====      =====        =====     =====      =====



     The following table presents the gross notional amount and estimated fair value of derivatives that were not designated or do not qualify as hedging instruments by derivative type at:

                                                                       DECEMBER 31,
                                            -----------------------------------------------------------------
                                                          2010                              2009
                                            -------------------------------   -------------------------------
                                                          ESTIMATED FAIR                    ESTIMATED FAIR
                                                               VALUE                             VALUE
DERIVATIVES NOT DESIGNATED OR NOT           NOTIONAL   --------------------   NOTIONAL   --------------------
QUALIFYING AS HEDGING INSTRUMENTS            AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
------------------------------------------  --------   ------   -----------   --------   ------   -----------
                                                                     (IN MILLIONS)
Interest rate swaps.......................   $  595      $14        $ 3        $   40      $ 1       $  --
Interest rate floors......................    2,000       45         --         2,000       27          --
Interest rate caps........................    1,500        1         --         1,000        2          --
Interest rate futures.....................      780        2          3           309        1          --
Foreign currency swaps....................       41        1          3            41        1           2
Foreign currency forwards.................       34       --         --            --       --          --
Credit default swaps......................      239        3          2           163        3           3
Equity options............................       15       --         --             6       --          --
                                             ------      ---        ---        ------      ---       -----
  Total non-designated or non-qualifying
     derivatives..........................   $5,204      $66        $11        $3,559      $35         $ 5
                                             ======      ===        ===        ======      ===       =====


                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  NET DERIVATIVE GAINS (LOSSES)

     The components of net derivative gains (losses) were as follows:

                                                                  YEARS ENDED
                                                                  DECEMBER 31,
                                                              -------------------
                                                              2010    2009   2008
                                                              ----   -----   ----
                                                                 (IN MILLIONS)
Derivatives and hedging gains (losses) (1)..................  $  3   $ (75)  $ 79
Embedded derivatives........................................   112    (528)   740
                                                              ----   -----   ----
  Total net derivative gains (losses).......................  $115   $(603)  $819
                                                              ====   =====   ====



--------

   (1) Includes foreign currency transaction gains (losses) on hedged items in cash flow and non-qualifying hedge relationships, which are not presented elsewhere in this note.

     The Company recognized insignificant net investment income from settlement payments related to qualifying hedges for the years ended December 31, 2010, 2009 and 2008.

     The Company recognized $20 million and $15 million of net derivative gains (losses) from settlement payments related to non-qualifying hedges for the years ended December 31, 2010 and 2009, respectively. The Company recognized insignificant net derivative gains (losses) from settlement payments related to non-qualifying hedges for the year ended December 31, 2008.

  FAIR VALUE HEDGES

     The Company designates and accounts for interest rate swaps to convert fixed rate investments to floating rate investments as fair value hedges when they have met the requirements of fair value hedging.

     The Company recognized insignificant amounts in net derivative gains (losses) representing the ineffective portion of all fair value hedges for the years ended December 31, 2010 and 2008. Changes in the fair value of the derivatives and the hedged items were insignificant for the years ended December 31, 2010 and 2008. The Company did not have any fair value hedges during the year ended December 31, 2009.

     All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges when they have met the requirements of cash flow hedging: (i) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments and liabilities; (ii) interest rate forwards to lock in the price to be paid for forward purchases of investments; and (iii) interest rate swaps and interest rate forwards to hedge the forecasted purchases of fixed-rate investments.

     For the year ended December 31, 2010, the Company recognized insignificant amounts of net derivative gains (losses) which represented the ineffective portion of all cash flow hedges. For the years ended December 31, 2009 and 2008, the Company did not recognize any net derivative gains (losses) which represented the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. In certain instances, the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or within two months of that date. For the years ended December 31, 2010, 2009 and 2008, there were no amounts reclassified into net derivative gains (losses) related to such discontinued cash flow hedges. At December 31, 2010 the maximum length of time over which the Company was hedging its exposure to variability in future cash flows for forecasted transactions did not exceed

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


six years. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments, for the years ended December 31, 2009 and 2008.

     The following table presents the components of accumulated other comprehensive income (loss), before income tax, related to cash flow hedges:

                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                             2010      2009      2008
                                                             ----      ----      ----
                                                                   (IN MILLIONS)
Accumulated other comprehensive income (loss), balance at
  January 1,...............................................  $ (1)      $(2)      $(3)
Gains (losses) deferred in other comprehensive income
  (loss) on the effective portion of cash flow hedges......   (70)        7         1
Amounts reclassified to net derivative gains (losses)......    (2)       (6)       --
                                                             ----       ---       ---
Accumulated other comprehensive income (loss), balance at
  December 31,.............................................  $(73)      $(1)      $(2)
                                                             ====       ===       ===



     At December 31, 2010, $1 million of deferred net gains on derivatives in accumulated other comprehensive income (loss) was expected to be reclassified to earnings within the next 12 months.

     The following table presents the effects of derivatives in cash flow hedging relationships on the consolidated statements of operations and the consolidated statements of stockholder's equity for the years ended December 31, 2010, 2009 and 2008:

                                                                          AMOUNT AND LOCATION OF
                                                                              GAINS (LOSSES)
                                                                            RECLASSIFIED FROM
                                                    AMOUNT OF GAINS         ACCUMULATED OTHER
                                                   (LOSSES) DEFERRED       COMPREHENSIVE INCOME
                                                     IN ACCUMULATED     (LOSS) INTO INCOME (LOSS)
                                                  OTHER COMPREHENSIVE   -------------------------
DERIVATIVES IN CASH FLOW                            INCOME (LOSS) ON          NET DERIVATIVE
HEDGING RELATIONSHIPS                                 DERIVATIVES             GAINS (LOSSES)
------------------------------------------------  -------------------   -------------------------
                                                                   (IN MILLIONS)
FOR THE YEAR ENDED DECEMBER 31, 2010:
  Interest rate swaps...........................          $(21)                     $
  Foreign currency swaps........................            (1)                      --
  Interest rate forwards........................           (48)                       2
                                                          ----                    -----
     Total......................................          $(70)                     $ 2
                                                          ====                    =====
FOR THE YEAR ENDED DECEMBER 31, 2009:
  Foreign currency swaps........................          $ (1)                   $  --
  Interest rate forwards........................             8                        6
                                                          ----                    -----
     Total......................................          $  7                      $ 6
                                                          ====                    =====
FOR THE YEAR ENDED DECEMBER 31, 2008:
  Foreign currency swaps........................          $  1                      $--
                                                          ====                    =====



  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting or for purposes other than hedging: (i) interest rate swaps, caps and floors, and interest rate futures to economically hedge its exposure to interest rates; (ii) foreign currency forwards to economically hedge its exposure to adverse movements in exchange rates; (iii) interest rate forwards to buy and sell securities to economically hedge its exposure to interest rates;
(iv) foreign currency swaps to economically hedge its exposure to adverse movements in exchange rates;

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


(v) credit default swaps to economically hedge exposure to adverse movements in credit; (vi) credit default swaps to synthetically create investments; and (vii) equity options to economically hedge certain invested assets against adverse changes in equity indices.

     The following tables present the amount and location of gains (losses) recognized in income for derivatives that were not designated or qualifying as hedging instruments:

                                                                   NET            NET
                                                               DERIVATIVE     INVESTMENT
                                                             GAINS (LOSSES)    INCOME(1)
                                                             --------------   ----------
                                                                    (IN MILLIONS)
FOR THE YEAR ENDED DECEMBER 31, 2010:
Interest rate swaps........................................       $ (4)          $  --
Interest rate floors.......................................         17              --
Interest rate caps.........................................         (2)             --
Interest rate futures......................................        (28)             --
Foreign currency swaps.....................................         (1)             --
Foreign currency forwards..................................         (2)             --
Equity options.............................................         --              (1)
Interest rate forwards.....................................          1              --
Credit default swaps.......................................          1              --
                                                                  ----           -----
  Total....................................................       $(18)            $(1)
                                                                  ====           =====
FOR THE YEAR ENDED DECEMBER 31, 2009:
Interest rate swaps........................................       $  1           $  --
Interest rate floors.......................................        (86)             --
Interest rate caps.........................................          1              --
Interest rate futures......................................         (1)             --
Foreign currency swaps.....................................         (9)             --
Credit default swaps.......................................         (2)             --
                                                                  ----           -----
  Total....................................................       $(96)          $  --
                                                                  ====           =====
FOR THE YEAR ENDED DECEMBER 31, 2008.......................       $ 79           $  --
                                                                  ====           =====



--------

   (1) Changes in estimated fair value related to economic hedges of equity method investments in joint ventures.

  CREDIT DERIVATIVES

     In connection with synthetically created investment transactions, the Company writes credit default swaps for which it receives a premium to insure credit risk. Such credit derivatives are included within the non-qualifying derivatives and derivatives for purposes other than hedging table. If a credit event occurs, as defined by the contract, generally the contract will require the Company to pay the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $185 million and $115 million at December 31, 2010 and 2009, respectively. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. At both December 31, 2010 and 2009, the Company would have received $2 million to terminate all of these contracts.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2010 and 2009:

                                                                          DECEMBER 31,
                                     -------------------------------------------------------------------------------------
                                                         2010                                       2009
                                     -------------------------------------------  ----------------------------------------
                                                     MAXIMUM                                      MAXIMUM
                                      ESTIMATED      AMOUNT                        ESTIMATED     AMOUNT OF
                                     FAIR VALUE     OF FUTURE                     FAIR VALUE      FUTURE        WEIGHTED
RATING AGENCY DESIGNATION OF          OF CREDIT  PAYMENTS UNDER      WEIGHTED      OF CREDIT  PAYMENTS UNDER     AVERAGE
REFERENCED                             DEFAULT   CREDIT DEFAULT   AVERAGE YEARS     DEFAULT   CREDIT DEFAULT    YEARS TO
CREDIT OBLIGATIONS (1)                  SWAPS       SWAPS (2)    TO MATURITY (3)     SWAPS       SWAPS (2)    MATURITY (3)
-----------------------------------  ----------  --------------  ---------------  ----------  --------------  ------------
                                                                         (IN MILLIONS)
Aaa/Aa/A
Single name credit default swaps
  (corporate)......................     $  --         $ 23             4.1           $  --         $  3            4.0
Credit default swaps referencing
  indices..........................         1           59             3.3               2          112            3.7
                                        -----         ----                           -----         ----
Subtotal...........................         1           82             3.5               2          115            3.7
                                        -----         ----                           -----         ----
Baa
Credit default swaps referencing
  indices..........................         1          103             5.0              --           --             --
                                        -----         ----                           -----         ----
Total..............................       $ 2         $185             4.4             $ 2         $115            3.7
                                        =====         ====                           =====         ====



--------

   (1) The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's, S&P and Fitch. If no rating is available from a rating agency, then an internally developed rating is used.

   (2) Assumes the value of the referenced credit obligations is zero.

   (3) The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

  CREDIT RISK ON FREESTANDING DERIVATIVES

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the net positive estimated fair value of derivative contracts at the reporting date after taking into consideration the existence of netting agreements and any collateral received pursuant to credit support annexes.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange-traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivative instruments. See Note 4 for a description of the impact of credit risk on the valuation of derivative instruments.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. At December 31, 2010 and 2009, the Company was obligated to return cash collateral under its control of $54 million and $28 million, respectively. This unrestricted cash collateral is included in cash and cash equivalents or in short-term investments and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets.

     The Company's collateral arrangements for its over-the-counter derivatives generally require the counterparty in a net liability position, after considering the effect of netting agreements, to pledge collateral when the fair value of that counterparty's derivatives reaches a pre-determined threshold. Certain of these arrangements also include credit-contingent provisions that provide for a reduction of these thresholds (on a sliding scale that converges toward zero) in the event of downgrades in the credit ratings of the Company and/or the counterparty. In addition,

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


certain of the Company's netting agreements for derivative instruments contain provisions that require the Company to maintain a specific investment grade credit rating from at least one of the major credit rating agencies. If the Company's credit ratings were to fall below that specific investment grade credit rating, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments that are in a net liability position after considering the effect of netting agreements.

     The following table presents the estimated fair value of the Company's over-the-counter derivatives that are in a net liability position after considering the effect of netting agreements, together with the estimated fair value and balance sheet location of the collateral pledged. The table also presents the incremental collateral that the Company would be required to provide if there was a one notch downgrade in the Company's credit rating at the reporting date or if the Company's credit rating sustained a downgrade to a level that triggered full overnight collateralization or termination of the derivative position at the reporting date. Derivatives that are not subject to collateral agreements are not included in the scope of this table.

                                                     ESTIMATED FAIR VALUE     FAIR VALUE OF INCREMENTAL COLLATERAL
                                                   OF COLLATERAL PROVIDED:               PROVIDED UPON:
                                                   -----------------------   --------------------------------------
                                                                                              DOWNGRADE IN THE
                                                                             ONE NOTCH     COMPANY'S CREDIT RATING
                                                                             DOWNGRADE    TO A LEVEL THAT TRIGGERS
                                   ESTIMATED                                   IN THE          FULL OVERNIGHT
                               FAIR VALUE (1) OF                             COMPANY'S      COLLATERALIZATION OR
                              DERIVATIVES IN NET        FIXED MATURITY         CREDIT            TERMINATION
                              LIABILITY POSITION        SECURITIES (2)         RATING    OF THE DERIVATIVE POSITION
                              ------------------   -----------------------   ---------   --------------------------
                                                              (IN MILLIONS)
December 31, 2010...........          $69                    $37                $11                  $46
December 31, 2009...........          $ 5                    $--                $--                  $ 5


--------

   (1) After taking into consideration the existence of netting agreements.

   (2) Included in fixed maturity securities in the consolidated balance sheets. The counterparties are permitted by contract to sell or repledge this collateral. At both December 31, 2010 and 2009, the Company did not provide any cash collateral.

     Without considering the effect of netting agreements, the estimated fair value of the Company's over-the-counter derivatives with credit-contingent provisions that were in a gross liability position at December 31, 2010 was $81 million. At December 31, 2010, the Company provided $37 million of securities collateral in connection with these derivatives. In the unlikely event that both: (i) the Company's credit rating was downgraded to a level that triggers full overnight collateralization or termination of all derivative positions; and
(ii) the Company's netting agreements were deemed to be legally unenforceable, then the additional collateral that the Company would be required to provide to its counterparties in connection with its derivatives in a gross liability position at December 31, 2010 would be $44 million. This amount does not consider gross derivative assets of $12 million for which the Company has the contractual right of offset.

     The Company also has exchange-traded futures, which may require the pledging of collateral. At both December 31, 2010 and 2009, the Company did not pledge any securities collateral for exchange-traded futures. At December 31, 2010 and 2009, the Company provided cash collateral for exchange-traded futures of $6 million and $5 million, respectively, which is included in premiums, reinsurance and other receivables.

  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These host contracts principally include: variable annuities with guaranteed minimum

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


benefits, including GMWBs, GMABs and certain GMIBs; affiliated reinsurance contracts of guaranteed minimum benefits related to GMWBs, GMABs and certain GMIBs; and ceded reinsurance written on a funds withheld basis.

     The following table presents the estimated fair value of the Company's embedded derivatives at:

                                                                      DECEMBER 31,
                                                                    ----------------
                                                                    2010        2009
                                                                    ----        ----
                                                                      (IN MILLIONS)
Net embedded derivatives within asset host contracts:
  Ceded guaranteed minimum benefits...............................  $930        $724
Net embedded derivatives within liability host contracts:
  Direct guaranteed minimum benefits..............................  $174        $199
  Other...........................................................     5         (11)
                                                                    ----        ----
     Net embedded derivatives within liability host contracts.....  $179        $188
                                                                    ====        ====



     The following table presents changes in estimated fair value related to embedded derivatives:

                                                                  YEARS ENDED
                                                                  DECEMBER 31,
                                                              -------------------
                                                              2010    2009   2008
                                                              ----   -----   ----
                                                                 (IN MILLIONS)
Net derivative gains (losses) (1) (2).......................  $112   $(528)  $740


--------

   (1) The valuation of direct guaranteed minimum benefits includes an adjustment for nonperformance risk. Included in net derivative gains (losses), in connection with this adjustment, were gains (losses) of ($140) million, ($432) million and $585 million, for the years ended December 31, 2010, 2009 and 2008, respectively. In addition, the valuation of ceded guaranteed minimum benefits includes an adjustment for nonperformance risk. Included in net derivative gains (losses), in connection with this adjustment, were gains (losses) of $210 million, $816 million and ($1,144) million, for the years ended December 31, 2010, 2009 and 2008, respectively. The net derivative gains (losses) for the year ended December 31, 2010 included a gain of $225 million relating to a refinement for estimating nonperformance risk in fair value measurements implemented at June 30, 2010. See Note 4.

   (2) See Note 7 for discussion of affiliated net derivative gains (losses) included in the table above.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4.  FAIR VALUE

     Considerable judgment is often required in interpreting market data to develop estimates of fair value and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

  RECURRING FAIR VALUE MEASUREMENTS

     The assets and liabilities measured at estimated fair value on a recurring basis were determined as described below. These estimated fair values and their corresponding placement in the fair value hierarchy are summarized as follows:

                                                                   DECEMBER 31, 2010
                                            --------------------------------------------------------------
                                              FAIR VALUE MEASUREMENTS AT REPORTING DATE USING
                                            ---------------------------------------------------
                                             QUOTED PRICES IN
                                            ACTIVE MARKETS FOR                      SIGNIFICANT    TOTAL
                                             IDENTICAL ASSETS   SIGNIFICANT OTHER  UNOBSERVABLE  ESTIMATED
                                              AND LIABILITIES   OBSERVABLE INPUTS     INPUTS        FAIR
                                                 (LEVEL 1)          (LEVEL 2)        (LEVEL 3)     VALUE
                                            ------------------  -----------------  ------------  ---------
                                                                     (IN MILLIONS)
ASSETS
Fixed maturity securities:
  U.S. corporate securities...............         $ --              $ 3,210          $  162      $ 3,372
  Foreign corporate securities............           --                1,399              91        1,490
  U.S. Treasury and agency securities.....          495                  648              --        1,143
  RMBS....................................           --                  969              15          984
  State and political subdivision
     securities...........................           --                  630              --          630
  CMBS....................................           --                  506               7          513
  ABS.....................................           --                  328              81          409
  Foreign government securities...........           --                  131               4          135
                                                   ----              -------          ------      -------
     Total fixed maturity securities......          495                7,821             360        8,676
                                                   ----              -------          ------      -------
Equity securities:
  Common stock............................            2                   --              --            2
  Non-redeemable preferred stock..........           --                   --               1            1
                                                   ----              -------          ------      -------
     Total equity securities..............            2                   --               1            3
                                                   ----              -------          ------      -------
Short-term investments (1)................           20                   82               6          108
Derivative assets: (2)
Interest rate contracts...................            2                   61              --           63
Foreign currency contracts................           --                    2              --            2
Credit contracts..........................           --                    2               1            3
                                                   ----              -------          ------      -------
  Total derivative assets.................            2                   65               1           68
Net embedded derivatives within asset host
  contracts (3)...........................           --                   --             930          930
Separate account assets (4)...............           --               42,435              --       42,435
                                                   ----              -------          ------      -------
  Total assets............................         $519              $50,403          $1,298      $52,220
                                                   ====              =======          ======      =======
LIABILITIES
Derivative liabilities: (2)
Interest rate contracts...................         $  3              $    25          $   48      $    76
Foreign currency contracts................           --                    6              --            6
Credit contracts..........................           --                    2              --            2
                                                   ----              -------          ------      -------
  Total derivative liabilities............            3                   33              48           84
Net embedded derivatives within liability
  host contracts (3)......................           --                   --             179          179
                                                   ----              -------          ------      -------
  Total liabilities.......................         $  3              $    33          $  227      $   263
                                                   ====              =======          ======      =======


                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                 DECEMBER 31, 2009
                                          --------------------------------------------------------------
                                            FAIR VALUE MEASUREMENTS AT REPORTING DATE USING
                                          ---------------------------------------------------
                                           QUOTED PRICES IN
                                          ACTIVE MARKETS FOR                      SIGNIFICANT    TOTAL
                                           IDENTICAL ASSETS   SIGNIFICANT OTHER  UNOBSERVABLE  ESTIMATED
                                            AND LIABILITIES   OBSERVABLE INPUTS     INPUTS        FAIR
                                               (LEVEL 1)          (LEVEL 2)        (LEVEL 3)     VALUE
                                          ------------------  -----------------  ------------  ---------
                                                                   (IN MILLIONS)
ASSETS
Fixed maturity securities:
  U.S. corporate securities.............         $ --              $ 2,806          $  139      $ 2,945
  Foreign corporate securities..........           --                  897              70          967
  U.S. Treasury and agency securities...          340                  519              --          859
  RMBS..................................           --                1,357               9        1,366
  State and political subdivision
     securities.........................           --                  350               1          351
  CMBS..................................           --                  711               1          712
  ABS...................................           --                  450              59          509
  Foreign government securities.........           --                   96              --           96
                                                 ----              -------          ------      -------
     Total fixed maturity securities....          340                7,186             279        7,805
                                                 ----              -------          ------      -------
Equity securities:
  Common stock..........................            2                   --              --            2
  Non-redeemable preferred stock........           --                   --               1            1
                                                 ----              -------          ------      -------
     Total equity securities............            2                   --               1            3
                                                 ----              -------          ------      -------
Short-term investments (1)..............          476                  359              --          835
Derivative assets (2)...................            1                   31               3           35
Net embedded derivatives within asset
  host contracts (3)....................           --                   --             724          724
Separate account assets (4).............           --               29,958              --       29,958
                                                 ----              -------          ------      -------
  Total assets..........................         $819              $37,534          $1,007      $39,360
                                                 ====              =======          ======      =======
LIABILITIES
Derivative liabilities (2)..............         $ --              $     6          $   --      $     6
Net embedded derivatives within
  liability host contracts (3)..........           --                   --             188          188
                                                 ----              -------          ------      -------
  Total liabilities.....................         $ --              $     6          $  188      $   194
                                                 ====              =======          ======      =======



--------

   (1) Short-term investments as presented in the tables above differ from the amounts presented in the consolidated balance sheets because certain short-term investments are not measured at estimated fair value (e.g., time deposits, etc.), and therefore are excluded from the tables presented above.

   (2) Derivative assets are presented within other invested assets in the consolidated balance sheets and derivative liabilities are presented within other liabilities in the consolidated balance sheets. The amounts are presented gross in the tables above to reflect the presentation in the consolidated balance sheets, but are presented net for purposes of the rollforward in the Fair Value Measurements Using Significant Unobservable Inputs (Level 3) tables which follow.

   (3) Net embedded derivatives within asset host contracts are presented within premiums, reinsurance and other receivables in the consolidated balance sheets. Net embedded derivatives within liability host contracts are presented in the consolidated balance sheets within policyholder account balances and other liabilities.

   (4) Separate account assets are measured at estimated fair value. Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

  Fixed Maturity Securities, Equity Securities and Short-term Investments

     When available, the estimated fair value of the Company's fixed maturity and equity securities are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

     When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The inputs in applying these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity and management's assumptions regarding estimated duration, liquidity and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

     The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active markets, quoted prices in markets that are not active and observable yields and spreads in the market.

     When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation and cannot be supported by reference to market activity. Even though unobservable, these inputs are assumed to be consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

     The use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company's securities holdings.

  Derivatives

     The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that are assumed to be consistent with what other market participants would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), volatility, liquidity and changes in estimates and assumptions used in the pricing models.

     The significant inputs to the pricing models for most over-the-counter derivatives are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain over-the-counter derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Significant inputs that are unobservable generally include: independent broker quotes, credit correlation assumptions, references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and are assumed to be consistent with what other market participants would use when pricing such instruments.

     The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all over-the-counter derivatives, and any potential credit adjustment is based on the net exposure by counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its derivative positions using the standard swap curve which includes a spread to the risk free rate. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with the standard swap curve. As the Company and its significant derivative counterparties consistently execute trades at such pricing levels, additional credit risk adjustments are not currently required in the valuation process. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. The evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

     Most inputs for over-the-counter derivatives are mid market inputs but, in certain cases, bid level inputs are used when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

  Embedded Derivatives Within Asset and Liability Host Contracts

     Embedded derivatives principally include certain direct and ceded variable annuity guarantees, and embedded derivatives related to funds withheld on ceded reinsurance. Embedded derivatives are recorded in the consolidated financial statements at estimated fair value with changes in estimated fair value reported in net income.

     The Company issues certain variable annuity products with guaranteed minimum benefit guarantees. GMWBs, GMABs and certain GMIBs are embedded derivatives, which are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value reported in net derivative gains (losses). These embedded derivatives are classified within policyholder account balances in the consolidated balance sheets.

     The fair value of these guarantees is estimated using the present value of future benefits minus the present value of future fees using actuarial and capital market assumptions related to the projected cash flows over the expected lives of the contracts. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk free rates, currency exchange rates and observable and estimated implied volatilities.

     The valuation of these guarantee liabilities includes adjustments for nonperformance risk and for a risk margin related to non-capital market inputs. Both of these adjustments are captured as components of the spread which, when combined with the risk free rate, is used to discount the cash flows of the liability for purposes of determining its fair value.

     The nonperformance adjustment is determined by taking into consideration publicly available information relating to spreads in the secondary market for MetLife's debt, including related credit default swaps. These observable spreads are then adjusted, as necessary, to reflect the priority of these liabilities and the claims paying ability of the issuing insurance subsidiaries compared to MetLife.

     Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


of capital needed to cover the guarantees. These guarantees may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in nonperformance risk; and variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income.

     The Company ceded the risk associated with certain of the GMIB, GMAB and GMWB guarantees described above to an affiliated reinsurance company that are also accounted for as embedded derivatives. In addition to ceding risks associated with guarantees that are accounted for as embedded derivatives, the Company also cedes, to the same affiliated reinsurance company, certain directly written GMIB guarantees that are accounted for as insurance (i.e. not as embedded derivatives) but where the reinsurance contract contains an embedded derivative. These embedded derivatives are included in premiums, reinsurance and other receivables in the consolidated balance sheets with changes in estimated fair value reported in net derivative gains (losses). The value of the embedded derivatives on these ceded risks is determined using a methodology consistent with that described previously for the guarantees directly written by the Company. Because the direct guarantee is not accounted for at fair value, significant fluctuations in net income may occur as the change in fair value of the embedded derivative on the ceded risk is being recorded in net income without a corresponding and offsetting change in fair value of the direct guarantee.

     As part of its regular review of critical accounting estimates, the Company periodically assesses inputs for estimating nonperformance risk (commonly referred to as "own credit") in fair value measurements. During the second quarter of 2010, the Company completed a study that aggregated and evaluated data, including historical recovery rates of insurance companies, as well as policyholder behavior observed over the past two years as the recent financial crisis evolved. As a result, at the end of the second quarter of 2010, the Company refined the way in which it incorporates expected recovery rates into the nonperformance risk adjustment for purposes of estimating the fair value of investment-type contracts and embedded derivatives within insurance contracts. The Company recognized a gain of $70 million, net of DAC and income tax, relating to implementing the refinement at June 30, 2010.

     The estimated fair value of the embedded derivatives within funds withheld related to certain ceded reinsurance is determined based on the change in estimated fair value of the underlying assets held by the Company in a reference portfolio backing the funds withheld liability. The estimated fair value of the underlying assets is determined as described above in "-- Fixed Maturity Securities, Equity Securities and Short-term Investments." The estimated fair value of these embedded derivatives is included, along with their funds withheld hosts, in other liabilities in the consolidated balance sheets with changes in estimated fair value recorded in net derivative gains (losses). Changes in the credit spreads on the underlying assets, interest rates and market volatility may result in significant fluctuations in the estimated fair value of these embedded derivatives that could materially affect net income.

  Separate Account Assets

     Separate account assets are carried at estimated fair value and reported as a summarized total on the consolidated balance sheets. The estimated fair value of separate account assets is based on the estimated fair value of the underlying assets owned by the separate account. Assets within the Company's separate accounts consist of mutual funds. See "-- Valuation Techniques and Inputs by Level Within the Three-Level Fair Value Hierarchy by Major Classes of Assets and Liabilities" below for a discussion of the methods and assumptions used to estimate the fair value of these financial instruments.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

VALUATION TECHNIQUES AND INPUTS BY LEVEL WITHIN THE THREE-LEVEL FAIR VALUE HIERARCHY BY MAJOR CLASSES OF ASSETS AND LIABILITIES

     A description of the significant valuation techniques and inputs to the determination of estimated fair value for the more significant asset and liability classes measured at fair value on a recurring basis is as follows:

     The Company determines the estimated fair value of its investments using primarily the market approach and the income approach. The use of quoted prices for identical assets and matrix pricing or other similar techniques are examples of market approaches, while the use of discounted cash flow methodologies is an example of the income approach. The Company attempts to maximize the use of observable inputs and minimize the use of unobservable inputs in selecting whether the market or income approach is used.

     While certain investments have been classified as Level 1 from the use of unadjusted quoted prices for identical investments supported by high volumes of trading activity and narrow bid/ask spreads, most investments have been classified as Level 2 because the significant inputs used to measure the fair value on a recurring basis of the same or similar investment are market observable or can be corroborated using market observable information for the full term of the investment. Level 3 investments include those where estimated fair values are based on significant unobservable inputs that are supported by little or no market activity and may reflect our own assumptions about what factors market participants would use in pricing these investments.

LEVEL 1 MEASUREMENTS:

  Fixed Maturity Securities, Equity Securities and Short-term Investments

     These securities are comprised of U.S. Treasury fixed maturity securities, exchange traded common stock, and short-term money market securities, including U.S. Treasury bills. Valuation of these securities is based on unadjusted quoted prices in active markets that are readily and regularly available.

  Derivative Assets and Derivative Liabilities

     These assets and liabilities are comprised of exchange-traded derivatives. Valuation of these assets and liabilities is based on unadjusted quoted prices in active markets that are readily and regularly available.

LEVEL 2 MEASUREMENTS:

  Fixed Maturity Securities, Equity Securities and Short-term Investments

     This level includes fixed maturity securities and equity securities priced principally by independent pricing services using observable inputs. Short-term investments within this level are of a similar nature and class to the Level 2 securities described below; accordingly, the valuation techniques and significant market standard observable inputs used in their valuation are also similar to those described below.

          U.S. corporate and foreign corporate securities. These securities are principally valued using the market and income approaches. Valuation is based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques that use standard market observable inputs such as a benchmark yields, spreads off benchmark yields, new issuances, issuer rating, duration, and trades of identical or comparable securities. Investment grade privately placed securities are valued using a discounted cash flow methodologies using standard market observable inputs, and inputs derived from, or corroborated by, market observable data including market yield curve, duration, call provisions, observable prices and spreads for similar publicly traded or privately traded issues that incorporate the credit quality and industry sector of the issuer. This level also includes certain below investment grade privately placed fixed maturity securities priced by independent pricing services that use observable inputs.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          Structured securities comprised of RMBS, CMBS and ABS. These securities are principally valued using the market approach. Valuation is based primarily on matrix pricing or other similar techniques using standard market inputs including spreads for actively traded securities, spreads off benchmark yields, expected prepayment speeds and volumes, current and forecasted loss severity, rating, weighted average coupon, weighted average maturity, average delinquency rates, geographic region, debt-service coverage ratios and issuance-specific information including, but not limited to: collateral type, payment terms of the underlying assets, payment priority within the tranche, structure of the security, deal performance and vintage of loans.

          U.S. Treasury and agency securities. These securities are principally valued using the market approach. Valuation is based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques using standard market observable inputs such as benchmark U.S. Treasury yield curve, the spread off the U.S. Treasury curve for the identical security and comparable securities that are actively traded.

          Foreign government and state and political subdivision securities. These securities are principally valued using the market approach. Valuation is based primarily on matrix pricing or other similar techniques using standard market observable inputs including benchmark U.S. Treasury or other yields, issuer ratings, broker-dealer quotes, issuer spreads and reported trades of similar securities, including those within the same sub-sector or with a similar maturity or credit rating.

  Derivative Assets and Derivative Liabilities

     This level includes all types of derivative instruments utilized by the Company with the exception of exchange-traded derivatives included within Level 1 and those derivative instruments with unobservable inputs as described in Level 3. These derivatives are principally valued using an income approach.

  Interest rate contracts.

     Non-option-based -- Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, London Inter-Bank Offer Rate ("LIBOR") basis curves, and repurchase rates.

     Option-based -- Valuations are based on option pricing models, which utilize significant inputs that may include the swap yield curve, LIBOR basis curves, and interest rate volatility.

  Foreign currency contracts.

     Non-option-based -- Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, LIBOR basis curves, currency spot rates, and cross currency basis curves.

  Credit contracts.

     Non-option-based -- Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, credit curves, and recovery rates.

  Equity market contracts.

     Option-based -- Valuations are based on option pricing models, which utilize significant inputs that may include the swap yield curve, spot equity index levels, dividend yield curves, and equity volatility.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Separate Account Assets

     These assets are comprised of certain mutual funds without readily determinable fair values given prices are not published publicly. Valuation of the mutual funds is based upon quoted prices or reported NAV provided by the fund managers.

LEVEL 3 MEASUREMENTS:

     In general, investments classified within Level 3 use many of the same valuation techniques and inputs as described above. However, if key inputs are unobservable, or if the investments are less liquid and there is very limited trading activity, the investments are generally classified as Level 3. The use of independent non-binding broker quotations to value investments generally indicates there is a lack of liquidity or the general lack of transparency in the process to develop the valuation estimates generally causing these investments to be classified in Level 3.

  Fixed Maturity Securities, Equity Securities and Short-term Investments

     This level includes fixed maturity securities and equity securities priced principally by independent broker quotations or market standard valuation methodologies using inputs that are not market observable or cannot be derived principally from or corroborated by observable market data. Short-term investments within this level are of a similar nature and class to the Level 3 securities described below; accordingly, the valuation techniques and significant market standard observable inputs used in their valuation are also similar to those described below.

          U.S. corporate and foreign corporate securities. These securities, including financial services industry hybrid securities classified within fixed maturity securities, are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing or other similar techniques that utilize unobservable inputs or cannot be derived principally from, or corroborated by, observable market data, including illiquidity premiums and spread adjustments to reflect industry trends or specific credit-related issues. Valuations may be based on independent non-binding broker quotations. Generally, below investment grade privately placed or distressed securities included in this level are valued using discounted cash flow methodologies which rely upon significant, unobservable inputs and inputs that cannot be derived principally from, or corroborated by, observable market data.

          Structured securities comprised of RMBS, CMBS and ABS. These securities are principally valued using the market approach. Valuation is based primarily on matrix pricing or other similar techniques that utilize inputs that are unobservable or cannot be derived principally from, or corroborated by, observable market data, or are based on independent non-binding broker quotations. Below investment grade securities and ABS supported by sub-prime mortgage loans included in this level are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2, and certain of these securities are valued based on independent non-binding broker quotations.

          Foreign government and state and political subdivision securities. These securities are principally valued using the market approach. Valuation is based primarily on matrix pricing or other similar techniques, however these securities are less liquid and certain of the inputs are based on very limited trading activity.

          Non-redeemable preferred stock. These securities, including privately held securities and financial services industry hybrid securities classified within equity securities, are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing or other similar techniques using inputs such as comparable credit rating and issuance structure. Equity securities valuations determined with discounted cash flow methodologies use inputs such as earnings multiples based on comparable public

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     companies, and industry-specific non-earnings based multiples. Certain of these securities are valued based on independent non-binding broker quotations.

  Derivative Assets and Derivative Liabilities

     These derivatives are principally valued using an income approach. Valuations of non-option based derivatives utilize present value techniques, whereas valuations of option based derivatives utilize option pricing models. These valuation methodologies generally use the same inputs as described in the corresponding sections above for Level 2 measurements of derivatives. However, these derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data.

  Interest rate contracts.

     Non-option-based -- Significant unobservable inputs may include the extrapolation beyond observable limits of the swap yield curve and LIBOR basis curves.

  Credit contracts.

     Non-option-based -- Significant unobservable inputs may include credit correlation, repurchase rates, and the extrapolation beyond observable limits of the swap yield curve and credit curves.

  Guaranteed Minimum Benefit Guarantees

     These embedded derivatives are principally valued using an income approach. Valuations are based on option pricing techniques, which utilize significant inputs that may include swap yield curve, currency exchange rates and implied volatilities. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the extrapolation beyond observable limits of the swap yield curve and implied volatilities, actuarial assumptions for policyholder behavior and mortality and the potential variability in policyholder behavior and mortality, nonperformance risk and cost of capital for purposes of calculating the risk margin.

  Reinsurance Ceded on Certain Guaranteed Minimum Benefit Guarantees

     These embedded derivatives are principally valued using an income approach. Valuations are based on option pricing techniques, which utilize significant inputs that may include swap yield curve, currency exchange rates and implied volatilities. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the extrapolation beyond observable limits of the swap yield curve and implied volatilities, actuarial assumptions for policyholder behavior and mortality and the potential variability in policyholder behavior and mortality, counterparty credit spreads and cost of capital for purposes of calculating the risk margin.

  Embedded Derivatives Within Funds Withheld Related to Certain Ceded
  Reinsurance

     These derivatives are principally valued using an income approach. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve and the fair value of assets within the reference portfolio. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the fair value of certain assets within the

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


reference portfolio which are not observable in the market and cannot be derived principally from, or corroborated by, observable market data.

TRANSFERS BETWEEN LEVELS 1 AND 2:

     During the year ended December 31, 2010, transfers between Levels 1 and 2 were not significant.

TRANSFERS INTO OR OUT OF LEVEL 3:

     Overall, transfers into and/or out of Level 3 are attributable to a change in the observability of inputs. Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable. Transfers into and/or out of any level are assumed to occur at the beginning of the period. Significant transfers into and/or out of Level 3 assets and liabilities for the year ended December 31, 2010 are summarized below.

     During the year ended December 31, 2010, fixed maturity securities transfers into Level 3 of $39 million resulted primarily from current market conditions characterized by a lack of trading activity, decreased liquidity and credit ratings downgrades (e.g., from investment grade to below investment grade). These current market conditions have resulted in decreased transparency of valuations and an increased use of broker quotations and unobservable inputs to determine estimated fair value principally for certain RMBS and private placements included in U.S. corporate securities.

     During the year ended December 31, 2010, fixed maturity securities transfers out of Level 3 of $31 million resulted primarily from increased transparency of both new issuances that subsequent to issuance and establishment of trading activity, became priced by independent pricing services and existing issuances that, over time, the Company was able to corroborate pricing received from independent pricing services with observable inputs or increases in market activity and upgraded credit ratings primarily for certain U.S. and foreign corporate securities.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A rollforward of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs is as follows:

                                           FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                                --------------------------------------------------------------------------------------------
                                                TOTAL REALIZED/UNREALIZED
                                               GAINS (LOSSES) INCLUDED IN:
                                            --------------------------------     PURCHASES,
                                                                   OTHER           SALES,
                                 BALANCE,                      COMPREHENSIVE   ISSUANCES AND   TRANSFER INTO   TRANSFER OUT
                                JANUARY 1,  EARNINGS (1), (2)  INCOME (LOSS)  SETTLEMENTS (3)   LEVEL 3 (4)   OF LEVEL 3 (4)
                                ----------  -----------------  -------------  ---------------  -------------  --------------
                                                                        (IN MILLIONS)
YEAR ENDED DECEMBER 31, 2010:
ASSETS:
Fixed maturity securities:
  U.S. corporate securities...     $139            $ --              $ 4            $ --             $24           $ (5)
  Foreign corporate
     securities...............       70               1                7              38              --            (25)
  RMBS........................        9              --                1             (10)             15             --
  State and political
     subdivision securities...        1              --               --              --              --             (1)
  CMBS........................        1              --                1               5              --             --
  ABS.........................       59              --               10              12              --             --
  Foreign government
     securities...............       --              --               --               4              --             --
                                   ----            ----            -----            ----           -----           ----
     Total fixed maturity
       securities.............     $279            $  1              $23            $ 49             $39           $(31)
                                   ====            ====            =====            ====           =====           ====
Equity securities:
  Non-redeemable preferred
     stock....................     $  1            $ --            $  --            $ --           $  --           $ --
                                   ----            ----            -----            ----           -----           ----
     Total equity securities..     $  1            $ --            $  --            $ --           $  --           $ --
                                   ====            ====            =====            ====           =====           ====
Short-term investments........     $ --            $ --            $  --            $  6           $  --           $ --
Net embedded derivatives (5)..     $536            $112            $  --            $103           $  --           $ --
                                 FAIR VALUE
                                MEASUREMENTS
                                    USING
                                 SIGNIFICANT
                                UNOBSERVABLE
                                   INPUTS
                                  (LEVEL 3)
                                ------------
                                  BALANCE,
                                DECEMBER 31,
                                ------------
                                     (IN
                                  MILLIONS)
YEAR ENDED DECEMBER 31, 2010:
ASSETS:
Fixed maturity securities:
  U.S. corporate securities...      $162
  Foreign corporate
     securities...............        91
  RMBS........................        15
  State and political
     subdivision securities...        --
  CMBS........................         7
  ABS.........................        81
  Foreign government
     securities...............         4
                                    ----
     Total fixed maturity
       securities.............      $360
                                    ====
Equity securities:
  Non-redeemable preferred
     stock....................      $  1
                                    ----
     Total equity securities..      $  1
                                    ====
Short-term investments........      $  6
Net embedded derivatives (5)..      $751



                                           FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                                --------------------------------------------------------------------------------------------
                                                TOTAL REALIZED/UNREALIZED
                                               GAINS (LOSSES) INCLUDED IN:
                                            --------------------------------     PURCHASES,
                                                                   OTHER           SALES,
                                 BALANCE,                      COMPREHENSIVE   ISSUANCES AND   TRANSFER INTO   TRANSFER OUT
                                JANUARY 1,  EARNINGS (1), (2)  INCOME (LOSS)  SETTLEMENTS (3)   LEVEL 3 (4)   OF LEVEL 3 (4)
                                ----------  -----------------  -------------  ---------------  -------------  --------------
                                                                        (IN MILLIONS)
YEAR ENDED DECEMBER 31, 2010:
LIABILITIES:
Net derivatives: (6)
  Interest rate contracts.....     $  --          $  --            $  48           $  --           $  --           $  --
  Credit contracts............        (3)             1               --               1              --              --
                                   -----          -----            -----           -----           -----           -----
     Total net derivatives....       $(3)           $ 1              $48             $ 1           $  --             $--
                                   =====          =====            =====           =====           =====           =====

                                 FAIR VALUE
                                MEASUREMENTS
                                    USING
                                 SIGNIFICANT
                                UNOBSERVABLE
                                   INPUTS
                                  (LEVEL 3)
                                ------------
                                  BALANCE,
                                DECEMBER 31,
                                ------------
                                     (IN
                                  MILLIONS)
YEAR ENDED DECEMBER 31, 2010:
LIABILITIES:
Net derivatives: (6)
  Interest rate contracts.....      $  48
  Credit contracts............         (1)
                                    -----
     Total net derivatives....        $47
                                    =====


                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                             FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                                          ----------------------------------------------------------------------------
                                                         TOTAL REALIZED/UNREALIZED
                                                        GAINS (LOSSES) INCLUDED IN:
                                                      -------------------------------     PURCHASES,
                                                                            OTHER           SALES,       TRANSFER INTO
                                           BALANCE,                     COMPREHENSIVE   ISSUANCES AND     AND/OR OUT
                                          JANUARY 1,  EARNINGS (1),(2)  INCOME (LOSS)  SETTLEMENTS (3)  OF LEVEL 3 (4)
                                          ----------  ----------------  -------------  ---------------  --------------
                                                                          (IN MILLIONS)
YEAR ENDED DECEMBER 31, 2009:
ASSETS:
Fixed maturity securities:
  U.S. corporate securities.............     $ 65           $ (17)            $18            $10               $63
  Foreign corporate securities..........       48              (1)             11             12                --
  RMBS..................................        2              --              --              7                --
  State and political subdivision
     securities.........................       --              --              --              1                --
  CMBS..................................       --              (1)              1             --                 1
  ABS...................................       49              --              15             (6)                1
                                             ----           -----           -----            ---             -----
     Total fixed maturity securities....     $164           $ (19)            $45            $24               $65
                                             ====           =====           =====            ===             =====
Equity securities:
  Non-redeemable preferred stock........     $  7           $  (2)            $ 3            $(7)            $  --
                                             ----           -----           -----            ---             -----
     Total equity securities............     $  7           $  (2)            $ 3            $(7)            $  --
                                             ====           =====           =====            ===             =====
Net derivatives (6).....................     $ --           $   1           $  --            $ 2             $  --
Net embedded derivatives (5)............     $963           $(516)          $  --            $89             $  --
                                           FAIR VALUE
                                          MEASUREMENTS
                                              USING
                                           SIGNIFICANT
                                          UNOBSERVABLE
                                             INPUTS
                                            (LEVEL 3)
                                          ------------
                                            BALANCE,
                                          DECEMBER 31,
                                          ------------
                                               (IN
                                            MILLIONS)
YEAR ENDED DECEMBER 31, 2009:
ASSETS:
Fixed maturity securities:
  U.S. corporate securities.............      $139
  Foreign corporate securities..........        70
  RMBS..................................         9
  State and political subdivision
     securities.........................         1
  CMBS..................................         1
  ABS...................................        59
                                              ----
     Total fixed maturity securities....      $279
                                              ====
Equity securities:
  Non-redeemable preferred stock........      $  1
                                              ----
     Total equity securities............      $  1
                                              ====
Net derivatives (6).....................      $  3
Net embedded derivatives (5)............      $536



                                          FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                              ----------------------------------------------------------------------------------------------
                                                                               TOTAL REALIZED/UNREALIZED
                                                                              GAINS (LOSSES) INCLUDED IN:
                                                                           --------------------------------     PURCHASES,
                                                                                                  OTHER           SALES,
                                   BALANCE,        IMPACT OF    BALANCE,                      COMPREHENSIVE   ISSUANCES AND
                              DECEMBER 31, 2007  ADOPTION (7)  JANUARY 1,  EARNINGS (1), (2)  INCOME (LOSS)  SETTLEMENTS (3)
                              -----------------  ------------  ----------  -----------------  -------------  ---------------
                                                                                     (IN MILLIONS)
YEAR ENDED DECEMBER 31,
  2008:
ASSETS:
Fixed maturity securities...         $262            $  --        $262            $(13)            $(54)           $(32)
Equity securities...........         $  4            $  --        $  4            $ --             $ (3)           $ --
Net embedded derivatives
  (5).......................         $175              $95        $270            $647             $ --            $ 46
                                 FAIR VALUE MEASUREMENTS USING
                                SIGNIFICANT UNOBSERVABLE INPUTS
                                           (LEVEL 3)
                              ----------------------------------
                               TRANSFER INTO
                                AND/OR OUT            BALANCE,
                              OF LEVEL 3 (4)        DECEMBER 31,
                              --------------        ------------
YEAR ENDED DECEMBER 31,
  2008:
ASSETS:
Fixed maturity securities...         $ 1                $164
Equity securities...........         $ 6                $  7
Net embedded derivatives
  (5).......................       $  --                $963


--------

   (1) Amortization of premium/discount is included within net investment income which is reported within the earnings caption of total gains (losses). Impairments charged to earnings on securities are included within net investment gains (losses) which are reported within the earnings caption of total gains (losses). Lapses associated with embedded derivatives are included within the earnings caption of total gains (losses).

   (2) Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

   (3) The amount reported within purchases, sales, issuances and settlements is the purchase/issuance price (for purchases and issuances) and the sales/settlement proceeds (for sales and settlements) based upon the actual date purchased/issued or sold/settled. Items purchased/issued and sold/settled in the same period are excluded from the rollforward. For embedded derivatives, attributed fees are included within this caption along with settlements, if any.

   (4) Total gains and losses (in earnings and other comprehensive income
       (loss)) are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and out in the same period are excluded from the rollforward.

   (5) Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

   (6) Freestanding derivative assets and liabilities are presented net for purposes of the rollforward.

   (7) The impact of adoption of fair value measurement guidance represents the amount recognized in earnings resulting from a change in estimate for certain Level 3 financial instruments held at January 1, 2008. The net

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


       impact of adoption on Level 3 assets and liabilities presented in the table above was a $95 million increase to net assets. Such amount was also impacted by a reduction to DAC of $31 million resulting in a net increase of $64 million. This increase was offset by a $1 million reduction in the estimated fair value of Level 2 freestanding derivatives, resulting in a total net impact of adoption of $63 million.

     The tables below summarize both realized and unrealized gains and losses due to changes in estimated fair value recorded in earnings for Level 3 assets and liabilities:

                                                               TOTAL GAINS AND LOSSES
                                                    --------------------------------------------
                                                     CLASSIFICATION OF REALIZED/UNREALIZED GAINS
                                                            (LOSSES) INCLUDED IN EARNINGS
                                                    --------------------------------------------
                                                                     NET          NET
                                                        NET      INVESTMENT   DERIVATIVE
                                                    INVESTMENT      GAINS        GAINS
                                                      INCOME      (LOSSES)     (LOSSES)    TOTAL
                                                    ----------   ----------   ----------   -----
                                                                    (IN MILLIONS)
YEAR ENDED DECEMBER 31, 2010:
ASSETS:
Fixed maturity securities:
  Foreign corporate securities....................     $  --          $ 1        $ --       $  1
                                                       -----        -----        ----       ----
     Total fixed maturity securities..............     $  --          $ 1        $ --       $  1
                                                       =====        =====        ====       ====
Net embedded derivatives..........................     $  --        $  --        $112       $112
LIABILITIES:
Net derivatives:
  Credit contracts................................        --           --          (1)        (1)
                                                       -----        -----        ----       ----
     Total net derivatives........................     $  --        $  --        $ (1)      $ (1)
                                                       =====        =====        ====       ====




                                                               TOTAL GAINS AND LOSSES
                                                    --------------------------------------------
                                                     CLASSIFICATION OF REALIZED/UNREALIZED GAINS
                                                            (LOSSES) INCLUDED IN EARNINGS
                                                    --------------------------------------------
                                                                     NET          NET
                                                        NET      INVESTMENT   DERIVATIVE
                                                    INVESTMENT      GAINS        GAINS
                                                      INCOME      (LOSSES)     (LOSSES)    TOTAL
                                                    ----------   ----------   ----------   -----
                                                                    (IN MILLIONS)
YEAR ENDED DECEMBER 31, 2009:
ASSETS:
Fixed maturity securities:
  U.S. corporate securities.......................     $  --        $(17)        $  --     $ (17)
  Foreign corporate securities....................        --          (1)           --        (1)
  CMBS............................................        --          (1)           --        (1)
                                                       -----        ----         -----     -----
     Total fixed maturity securities..............     $  --        $(19)        $  --     $ (19)
                                                       =====        ====         =====     =====
Equity securities:
  Non-redeemable preferred stock..................     $  --        $ (2)        $  --     $  (2)
                                                       -----        ----         -----     -----
     Total equity securities......................     $  --        $ (2)        $  --     $  (2)
                                                       =====        ====         =====     =====
Net derivatives...................................     $  --        $ --         $   1     $   1
Net embedded derivatives..........................     $  --        $ --         $(516)    $(516)

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                               TOTAL GAINS AND LOSSES
                                                    --------------------------------------------
                                                     CLASSIFICATION OF REALIZED/UNREALIZED GAINS
                                                            (LOSSES) INCLUDED IN EARNINGS
                                                    --------------------------------------------
                                                                     NET          NET
                                                        NET      INVESTMENT   DERIVATIVE
                                                    INVESTMENT      GAINS        GAINS
                                                      INCOME      (LOSSES)     (LOSSES)    TOTAL
                                                    ----------   ----------   ----------   -----
                                                                    (IN MILLIONS)
YEAR ENDED DECEMBER 31, 2008:
ASSETS:
Fixed maturity securities.........................     $  --        $(13)        $ --       $(13)
Net embedded derivatives..........................     $  --        $ --         $647       $647


     The tables below summarize the portion of unrealized gains and losses, due to changes in estimated fair value, recorded in earnings for Level 3 assets and liabilities that were still held at the respective time periods:

                                                      CHANGES IN UNREALIZED GAINS (LOSSES)
                                                   RELATING TO ASSETS AND LIABILITIES HELD AT
                                                                DECEMBER 31, 2010
                                                  --------------------------------------------
                                                                   NET          NET
                                                      NET      INVESTMENT   DERIVATIVE
                                                  INVESTMENT      GAINS        GAINS
                                                    INCOME      (LOSSES)     (LOSSES)    TOTAL
                                                  ----------   ----------   ----------   -----
                                                                  (IN MILLIONS)
YEAR ENDED DECEMBER 31, 2010:
ASSETS:
Fixed maturity securities:
  ABS...........................................       $ 1        $  --        $ --       $  1
                                                     -----        -----        ----       ----
     Total fixed maturity securities............       $ 1        $  --        $ --       $  1
                                                     =====        =====        ====       ====
Net embedded derivatives........................     $  --          $--        $120       $120
LIABILITIES:
Net derivatives:
  Credit contracts..............................        --           --          (1)        (1)
                                                     -----        -----        ----       ----
     Total net derivatives......................     $  --        $  --        $ (1)      $ (1)
                                                     =====        =====        ====       ====


                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                      CHANGES IN UNREALIZED GAINS (LOSSES)
                                                   RELATING TO ASSETS AND LIABILITIES HELD AT
                                                                DECEMBER 31, 2009
                                                  --------------------------------------------
                                                                   NET          NET
                                                      NET      INVESTMENT   DERIVATIVE
                                                  INVESTMENT      GAINS        GAINS
                                                    INCOME      (LOSSES)     (LOSSES)    TOTAL
                                                  ----------   ----------   ----------   -----
                                                                  (IN MILLIONS)
YEAR ENDED DECEMBER 31, 2009:
ASSETS:
Fixed maturity securities:
  U.S. corporate securities.....................     $  --        $(17)        $  --     $ (17)
  Foreign corporate securities..................        --          (1)           --        (1)
  CMBS..........................................        --          (1)           --        (1)
                                                     -----        ----         -----     -----
     Total fixed maturity securities............     $  --        $(19)        $  --     $ (19)
                                                     =====        ====         =====     =====
Net derivatives.................................     $  --        $ --         $   1     $   1
Net embedded derivatives........................     $  --        $ --         $(510)    $(510)



                                                      CHANGES IN UNREALIZED GAINS (LOSSES)
                                                   RELATING TO ASSETS AND LIABILITIES HELD AT
                                                                DECEMBER 31, 2008
                                                  --------------------------------------------
                                                                   NET          NET
                                                      NET      INVESTMENT   DERIVATIVE
                                                  INVESTMENT      GAINS        GAINS
                                                    INCOME      (LOSSES)     (LOSSES)    TOTAL
                                                  ----------   ----------   ----------   -----
                                                                  (IN MILLIONS)
YEAR ENDED DECEMBER 31, 2008:
ASSETS:
Fixed maturity securities.......................     $  --        $(12)        $ --       $(12)
Net embedded derivatives........................     $  --        $ --         $649       $649


  NON-RECURRING FAIR VALUE MEASUREMENTS

     Certain assets are measured at estimated fair value on a non-recurring basis and are not included in the tables presented above. The amounts below relate to certain investments measured at estimated fair value during the period and still held at the reporting dates.

                                                                  YEARS ENDED DECEMBER 31,
                              ------------------------------------------------------------------------------------------------
                                                2010                                     2009
                              ---------------------------------------  ---------------------------------------       2008
                                               ESTIMATED       NET                      ESTIMATED       NET     --------------
                                 CARRYING         FAIR     INVESTMENT     CARRYING         FAIR     INVESTMENT     CARRYING
                              VALUE PRIOR TO  VALUE AFTER     GAINS    VALUE PRIOR TO  VALUE AFTER     GAINS    VALUE PRIOR TO
                                MEASUREMENT   MEASUREMENT   (LOSSES)     MEASUREMENT   MEASUREMENT   (LOSSES)     MEASUREMENT
                              --------------  -----------  ----------  --------------  -----------  ----------  --------------
                                                                        (IN MILLIONS)
Other limited partnership
  interests (1).............        $4             $3          $(1)          $21            $4         $(17)          $--
Real estate joint ventures
  (2).......................        $3             $1          $(2)          $ 7            $5         $ (2)          $--
                                YEARS ENDED DECEMBER 31,
                              ---------------------------
                                          2008
                              ---------------------------
                               ESTIMATED           NET
                                  FAIR         INVESTMENT
                              VALUE AFTER         GAINS
                              MEASUREMENT       (LOSSES)
                              -----------      ----------
                                     (IN MILLIONS)
Other limited partnership
  interests (1).............      $--              $--
Real estate joint ventures
  (2).......................      $--              $--


--------

   (1) Other limited partnership interests -- The impaired investments presented above were accounted for using the cost method. Impairments on these cost method investments were recognized at estimated fair value determined from information provided in the financial statements of the underlying entities in the period in which the impairment was incurred. These impairments to estimated fair value represent non-recurring fair value measurements that have been classified as Level 3 due to the limited activity and price transparency inherent in the market for such investments. This category includes several private equity and debt funds

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

       that typically invest primarily in international leveraged buyout funds. The estimated fair values of these investments have been determined using the NAV of the Company's ownership interest in the partners' capital. Distributions from these investments will be generated from investment gains, from operating income from the underlying investments of the funds and from liquidation of the underlying assets of the funds. It is estimated that the underlying assets of the funds will be liquidated over the next 2 to 10 years. Unfunded commitments for these investments were $4 million and $7 million at December 31, 2010 and 2009, respectively.

   (2) Real estate joint ventures -- The impaired investments presented above were accounted for using the cost method. Impairments on these cost method investments were recognized at estimated fair value determined from information provided in the financial statements of the underlying entities in the period in which the impairment was incurred. These impairments to estimated fair value represent non-recurring fair value measurements that have been classified as Level 3 due to the limited activity and price transparency inherent in the market for such investments. This category includes several real estate funds that typically invest primarily in commercial real estate. The estimated fair values of these investments have been determined using the NAV of the Company's ownership interest in the partners' capital. Distributions from these investments will be generated from investment gains, from operating income from the underlying investments of the funds and from liquidation of the underlying assets of the funds. It is estimated that the underlying assets of the funds will be liquidated over the next 2 to 10 years. Unfunded commitments for these investments were less than $1 million and $7 million at December 31, 2010 and 2009, respectively.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Amounts related to the Company's financial instruments that were not measured at fair value on a recurring basis, were as follows:

                                                                                ESTIMATED
                                                          NOTIONAL   CARRYING      FAIR
DECEMBER 31, 2010                                          AMOUNT      VALUE      VALUE
--------------------------------------------------------  --------   --------   ---------
                                                                   (IN MILLIONS)
ASSETS
Mortgage loans, net.....................................              $1,175      $1,249
Policy loans............................................              $   64      $   64
Real estate joint ventures (1)..........................              $    6      $    5
Other limited partnership interests (1).................              $    8      $    7
Short-term investments (2)..............................              $    5      $    5
Cash and cash equivalents...............................              $  240      $  240
Accrued investment income...............................              $  105      $  105
Premiums, reinsurance and other receivables (1).........              $5,526      $5,943
LIABILITIES
Policyholder account balances (1).......................              $6,462      $7,001
Payables for collateral under securities loaned and
  other transactions....................................              $1,246      $1,246
Long-term debt..........................................              $   45      $   45
Other liabilities (1)...................................              $  137      $  137
Separate account liabilities (1)........................              $1,125      $1,125
COMMITMENTS (3)
Mortgage loan commitments...............................     $80      $   --      $   (1)
Commitments to fund private corporate bond investments..     $66      $   --      $    3

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                                ESTIMATED
                                                          NOTIONAL   CARRYING      FAIR
DECEMBER 31, 2009                                          AMOUNT      VALUE      VALUE
--------------------------------------------------------  --------   --------   ---------
                                                                   (IN MILLIONS)
ASSETS
Mortgage loans, net.....................................              $  605      $  572
Policy loans............................................              $   50      $   50
Real estate joint ventures (1)..........................              $    5      $    5
Other limited partnership interests (1).................              $    8      $    7
Cash and cash equivalents...............................              $  412      $  412
Accrued investment income...............................              $   84      $   84
Premiums, reinsurance and other receivables (1).........              $4,229      $4,071
LIABILITIES
Policyholder account balances (1).......................              $6,488      $6,309
Payables for collateral under securities loaned and
  other transactions....................................              $1,607      $1,607
Other liabilities (1)...................................              $  119      $  119
Separate account liabilities (1)........................              $1,070      $1,070
COMMITMENTS (3)
Commitments to fund private corporate bond investments..    $125      $   --      $   --


--------

   (1) Carrying values presented herein differ from those presented in the consolidated balance sheets because certain items within the respective financial statement caption are not considered financial instruments. Financial statement captions excluded from the table above are not considered financial instruments.

   (2) Short-term investments as presented in the table above differs from the amount presented in the consolidated balance sheets because this table does not include short-term investments that meet the definition of a security, which are measured at estimated fair value on a recurring basis.

   (3) Commitments are off-balance sheet obligations. Negative estimated fair values represent off-balance sheet liabilities.

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

     The assets and liabilities measured at estimated fair value on a recurring basis include: fixed maturity securities, equity securities, short-term investments, derivative assets and liabilities, net embedded derivatives within asset and liability host contracts and separate account assets. These assets and liabilities are described in the section "-- Recurring Fair Value Measurements" and, therefore, are excluded from the tables above. The estimated fair value for these financial instruments approximates carrying value.

  Mortgage Loans

     The Company originates mortgage loans principally for investment purposes. These loans are principally carried at amortized cost. The estimated fair value of mortgage loans is primarily determined by estimating expected future cash flows and discounting them using current interest rates for similar mortgage loans with similar credit risk.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Policy Loans

     For policy loans with fixed interest rates, estimated fair values are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed applying a weighted-average interest rate to the outstanding principal balance of the respective group of policy loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. The estimated fair value for policy loans with variable interest rates approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

  Real Estate Joint Ventures and Other Limited Partnership Interests

     Real estate joint ventures and other limited partnership interests included in the preceding tables consist of those investments accounted for using the cost method. The remaining carrying value recognized in the consolidated balance sheets represents investments in real estate joint ventures and other limited partnership interests accounted for using the equity method, which do not meet the definition of financial instruments for which fair value is required to be disclosed.

     The estimated fair values for real estate joint ventures and other limited partnership interests accounted for under the cost method are generally based on the Company's share of the NAV as provided in the financial statements of the investees. In certain circumstances, management may adjust the NAV by a premium or discount when it has sufficient evidence to support applying such adjustments.

  Short-term Investments

     Certain short-term investments do not qualify as securities and are recognized at amortized cost in the consolidated balance sheets. For these instruments, the Company believes that there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value approximates carrying value. In light of recent market conditions, short-term investments have been monitored to ensure there is sufficient demand and maintenance of issuer credit quality and the Company has determined additional adjustment is not required.

  Cash and Cash Equivalents

     Due to the short-term maturities of cash and cash equivalents, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value generally approximates carrying value. In light of recent market conditions, cash and cash equivalent instruments have been monitored to ensure there is sufficient demand and maintenance of issuer credit quality, or sufficient solvency in the case of depository institutions, and the Company has determined additional adjustment is not required.

  Accrued Investment Income

     Due to the short term until settlement of accrued investment income, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value approximates carrying value. In light of recent market conditions, the Company has monitored the credit quality of the issuers and has determined additional adjustment is not required.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Premiums, Reinsurance and Other Receivables

     Premiums, reinsurance and other receivables in the preceding tables are principally comprised of certain amounts recoverable under reinsurance contracts and amounts receivable for securities sold but not yet settled.

     Premiums receivable and those amounts recoverable under reinsurance treaties determined to transfer sufficient risk are not financial instruments subject to disclosure and thus have been excluded from the amounts presented in the preceding tables. Amounts recoverable under ceded reinsurance contracts, which the Company has determined do not transfer sufficient risk such that they are accounted for using the deposit method of accounting, have been included in the preceding tables. The estimated fair value is determined as the present value of expected future cash flows under the related contracts, which were discounted using an interest rate determined to reflect the appropriate credit standing of the assuming counterparty.

  Policyholder Account Balances

     Policyholder account balances in the tables above include investment contracts. Embedded derivatives on investment contracts and certain variable annuity guarantees accounted for as embedded derivatives are included in this caption in the consolidated financial statements but excluded from this caption in the tables above as they are separately presented in "-- Recurring Fair Value Measurements." The remaining difference between the amounts reflected as policyholder account balances in the preceding table and those recognized in the consolidated balance sheets represents those amounts due under contracts that satisfy the definition of insurance contracts and are not considered financial instruments.

     The investment contracts primarily include fixed deferred annuities, fixed term payout annuities and total control accounts ("TCA"). The fair values for these investment contracts are estimated by discounting best estimate future cash flows using current market risk-free interest rates and adding a spread to reflect the nonperformance risk in the liability.

  Payables for Collateral Under Securities Loaned and Other Transactions

     The estimated fair value for payables for collateral under securities loaned and other transactions approximates carrying value. The related agreements to loan securities are short-term in nature such that the Company believes there is limited risk of a material change in market interest rates. Additionally, because borrowers are cross-collateralized by the borrowed securities, the Company believes no additional consideration for changes in nonperformance risk are necessary.

  Long-term Debt

     The estimated fair value of long-term debt is generally determined by discounting expected future cash flows using market rates currently available for debt with similar terms, remaining maturities and reflecting the credit risk of the Company, including inputs when available, from actively traded debt of other companies with similar types of borrowing arrangements.

  Other Liabilities

     Other liabilities included in the tables above reflect those other liabilities that satisfy the definition of financial instruments subject to disclosure. These items consist primarily of interest payable; amounts due for securities purchased but not yet settled; and funds withheld under reinsurance treaties accounted for as deposit type treaties. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which were not materially different from the carrying values.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Separate Account Liabilities

     Separate account liabilities included in the preceding tables represent those balances due to policyholders under contracts that are classified as investment contracts. The remaining amounts presented in the consolidated balance sheets represent those contracts classified as insurance contracts, which do not satisfy the definition of financial instruments.

     Separate account liabilities classified as investment contracts primarily represent variable annuities with no significant mortality risk to the Company such that the death benefit is equal to the account balance and certain contracts that provide for benefit funding.

     Separate account liabilities are recognized in the consolidated balance sheets at an equivalent value of the related separate account assets. Separate account assets, which equal net deposits, net investment income and realized and unrealized investment gains and losses, are fully offset by corresponding amounts credited to the contractholders' liability which is reflected in separate account liabilities. Since separate account liabilities are fully funded by cash flows from the separate account assets which are recognized at estimated fair value as described in the section "-- Recurring Fair Value Measurements," the Company believes the value of those assets approximates the estimated fair value of the related separate account liabilities.

  Mortgage Loan Commitments and Commitments to Fund Private Corporate Bond Investments

     The estimated fair values for mortgage loan commitments that will be held for investment and commitments to fund private corporate bonds that will be held for investment reflected in the above tables represent the difference between the discounted expected future cash flows using interest rates that incorporate current credit risk for similar instruments on the reporting date and the principal amounts of the commitments.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5.  DEFERRED POLICY ACQUISITION COSTS

     Information regarding DAC is as follows:

                                                                           DAC
                                                                      -------------
                                                                      (IN MILLIONS)
Balance at January 1, 2008..........................................      $1,806
  Capitalizations...................................................         717
                                                                          ------
     Subtotal.......................................................       2,523
                                                                          ------
  Amortization related to:
     Net investment gains (losses)..................................        (115)
     Other expenses.................................................        (394)
                                                                          ------
       Total amortization...........................................        (509)
                                                                          ------
  Unrealized investment gains (losses)..............................          68
                                                                          ------
Balance at December 31, 2008........................................       2,082
  Capitalizations...................................................         727
                                                                          ------
     Subtotal.......................................................       2,809
                                                                          ------
  Amortization related to:
     Net investment gains (losses)..................................         136
     Other expenses.................................................        (332)
                                                                          ------
       Total amortization...........................................        (196)
                                                                          ------
  Unrealized investment gains (losses)..............................         (59)
                                                                          ------
Balance at December 31, 2009........................................       2,554
  Capitalizations...................................................         880
                                                                          ------
     Subtotal.......................................................       3,434
                                                                          ------
  Amortization related to:
     Net investment gains (losses)..................................         (59)
     Other expenses.................................................        (364)
                                                                          ------
       Total amortization...........................................        (423)
                                                                          ------
  Unrealized investment gains (losses)..............................         (46)
                                                                          ------
Balance at December 31, 2010........................................      $2,965
                                                                          ======



     Amortization of DAC is attributed to both investment gains and losses and to other expenses for the amount of gross profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses represent the amount of DAC that would have been amortized if such gains and losses had been recognized.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6.  INSURANCE

  VALUE OF DISTRIBUTION AGREEMENTS

     Information regarding VODA, which is reported in other assets, was as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                            ------------------------
                                                            2010      2009      2008
                                                            ----      ----      ----
                                                                  (IN MILLIONS)
Balance at January 1,.....................................  $155      $160      $164
Amortization..............................................    (7)       (5)       (4)
                                                            ----      ----      ----
Balance at December 31,...................................  $148      $155      $160
                                                            ====      ====      ====



     The estimated future amortization expense allocated to other expenses for the next five years for VODA is $8 million in 2011, $10 million in 2012, $11 million in 2013, $12 million in 2014 and $12 million in 2015.

  SALES INDUCEMENTS

     Information regarding deferred sales inducements, which are reported in other assets, was as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                            ------------------------
                                                            2010      2009      2008
                                                            ----      ----      ----
                                                                  (IN MILLIONS)
Balance at January 1,.....................................  $450      $378      $355
Capitalization............................................    98       122       106
Amortization..............................................   (51)      (50)      (83)
                                                            ----      ----      ----
Balance at December 31,...................................  $497      $450      $378
                                                            ====      ====      ====



  SEPARATE ACCOUNTS

     Separate account assets and liabilities consist of pass-through separate accounts totaling $42.4 billion and $30.0 billion at December 31, 2010 and 2009, respectively, for which the policyholder assumes all investment risk.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $743 million, $488 million and $469 million for the years ended December 31, 2010, 2009 and 2008, respectively.

     For each of the years ended December 31, 2010, 2009 and 2008, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return"). These guarantees include benefits that are payable in the event of death or at annuitization.

     The Company also issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts is as follows:

                                                                    DECEMBER 31,
                                          ---------------------------------------------------------------
                                                       2010                             2009
                                          ------------------------------   ------------------------------
                                              IN THE             AT            IN THE             AT
                                          EVENT OF DEATH   ANNUITIZATION   EVENT OF DEATH   ANNUITIZATION
                                          --------------   -------------   --------------   -------------
                                                                   (IN MILLIONS)
ANNUITY CONTRACTS (1)
RETURN OF NET DEPOSITS
Separate account value..................     $  21,840             N/A        $  15,705             N/A
Net amount at risk (2)..................     $     415 (3)         N/A        $   1,018 (3)         N/A
Average attained age of
  contractholders.......................      62 years             N/A         62 years             N/A
ANNIVERSARY CONTRACT VALUE OR MINIMUM
  RETURN
Separate account value..................     $  23,624       $  30,613        $  16,393       $  22,157
Net amount at risk (2)..................     $   1,378 (3)   $   3,523 (4)    $   2,170 (3)   $   4,158 (4)
Average attained age of
  contractholders.......................      64 years        62 years         63 years        61 years



                                                                     DECEMBER 31,
                                                              -------------------------
                                                                 2010           2009
                                                              ----------     ----------
                                                               SECONDARY      SECONDARY
                                                              GUARANTEES     GUARANTEES
                                                              ----------     ----------
                                                                    (IN MILLIONS)
UNIVERSAL AND VARIABLE LIFE CONTRACTS (1)
Account value (general and separate account)...............    $   1,578      $   1,655
Net amount at risk (2).....................................    $  29,454 (3)  $  34,768 (3)
Average attained age of policyholders......................     56 years       56 years


--------

   (1) The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

   (2) The net amount at risk is based on the direct and assumed amount at risk (excluding ceded reinsurance).

   (3) The net amount at risk for guarantees of amounts in the event of death is defined as the current GMDB in excess of the current account balance at the balance sheet date.

   (4) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts is as follows:

                                                                           UNIVERSAL AND
                                                                           VARIABLE LIFE
                                                   ANNUITY CONTRACTS         CONTRACTS
                                              --------------------------   -------------
                                              GUARANTEED     GUARANTEED
                                                 DEATH     ANNUITIZATION     SECONDARY
                                               BENEFITS       BENEFITS       GUARANTEES    TOTAL
                                              ----------   -------------   -------------   -----
                                                                 (IN MILLIONS)
DIRECT
  Balance at January 1, 2008................     $ 28           $ 45            $ 28        $101
     Incurred guaranteed benefits...........       66            176              24         266
     Paid guaranteed benefits...............      (21)            --              --         (21)
                                                 ----           ----            ----        ----
  Balance at December 31, 2008..............       73            221              52         346
     Incurred guaranteed benefits...........       27             (6)            172         193
     Paid guaranteed benefits...............      (45)            --              --         (45)
                                                 ----           ----            ----        ----
  Balance at December 31, 2009..............       55            215             224         494
     Incurred guaranteed benefits...........       23             66             246         335
     Paid guaranteed benefits...............       (5)            --              --          (5)
                                                 ----           ----            ----        ----
  Balance at December 31, 2010..............     $ 73           $281            $470        $824
                                                 ====           ====            ====        ====
CEDED
  Balance at January 1, 2008................     $ 28           $ 17            $ --        $ 45
     Incurred guaranteed benefits...........       66             55              --         121
     Paid guaranteed benefits...............      (21)            --              --         (21)
                                                 ----           ----            ----        ----
  Balance at December 31, 2008..............       73             72              --         145
     Incurred guaranteed benefits...........       27              2             142         171
     Paid guaranteed benefits...............      (45)            --              --         (45)
                                                 ----           ----            ----        ----
  Balance at December 31, 2009..............       55             74             142         271
     Incurred guaranteed benefits...........       23             23             192         238
     Paid guaranteed benefits...............       (5)            --              --          (5)
                                                 ----           ----            ----        ----
  Balance at December 31, 2010..............     $ 73           $ 97            $334        $504
                                                 ====           ====            ====        ====
NET
  Balance at January 1, 2008................     $ --           $ 28            $ 28        $ 56
     Incurred guaranteed benefits...........       --            121              24         145
     Paid guaranteed benefits...............       --             --              --          --
                                                 ----           ----            ----        ----
  Balance at December 31, 2008..............       --            149              52         201
     Incurred guaranteed benefits...........       --             (8)             30          22
     Paid guaranteed benefits...............       --             --              --          --
                                                 ----           ----            ----        ----
  Balance at December 31, 2009..............       --            141              82         223
     Incurred guaranteed benefits...........       --             43              54          97
     Paid guaranteed benefits...............       --             --              --          --
                                                 ----           ----            ----        ----
  Balance at December 31, 2010..............     $ --           $184            $136        $320
                                                 ====           ====            ====        ====


                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                                   DECEMBER 31,
                                                                -----------------
                                                                  2010      2009
                                                                -------   -------
                                                                  (IN MILLIONS)
Fund Groupings:
  Equity......................................................  $21,558   $15,056
  Balanced....................................................   16,456    11,144
  Bond........................................................    1,941     1,251
  Money Market................................................      521       679
  Specialty...................................................      705       514
                                                                -------   -------
     Total....................................................  $41,181   $28,644
                                                                =======   =======



7.  REINSURANCE

     The Company participates in reinsurance activities in order to limit losses, minimize exposure to significant risks and provide additional capacity for future growth.

     For its individual life insurance products, the Company has historically reinsured the mortality risk primarily on an excess of retention basis or a quota share basis. The Company retains up to $100,000 per life and reinsures 100% of amounts in excess of the Company's retention limits for most new individual life insurance policies and for certain individual life insurance policies the Company reinsures up to 90% of the mortality risk. In addition to reinsuring mortality risk as described above, the Company reinsures other risks, as well as specific coverages. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

     The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time. The Company also reinsures the risk associated with secondary death benefit guarantees on certain universal life insurance policies to an affiliate.

     The Company reinsures 100% of the living and death benefit guarantees associated with its variable annuities issued since 2001 to an affiliated reinsurer. Under these reinsurance agreements, the Company pays a reinsurance premium generally based on fees associated with the guarantees collected from policyholders and receives reimbursement for benefits paid or accrued in excess of account values, subject to certain limitations. The Company also reinsures 90% of its new production of fixed annuities to an affiliated reinsurer.

     The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance agreements to provide greater diversification of risk and minimize exposure to larger risks.

     The Company reinsures its business through a diversified group of well-capitalized, highly rated reinsurers. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with its reinsurers. The Company monitors ratings and evaluates the financial strength of its reinsurers by analyzing their financial statements. In addition, the reinsurance recoverable balance due from each reinsurer is evaluated as part of the overall monitoring process. Recoverability of reinsurance recoverable balances is evaluated based on these analyses. The Company generally secures large reinsurance recoverable balances with various forms of collateral, including secured trusts and funds withheld accounts. These reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, which at December 31, 2010 and 2009, were immaterial.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts and funds withheld accounts. The Company had $262 million and $173 million of unsecured unaffiliated reinsurance recoverable balances at December 31, 2010 and 2009, respectively.

     At December 31, 2010, the Company had $397 million of net unaffiliated ceded reinsurance recoverables. Of this total, $337 million, or 85%, were with the Company's five largest unaffiliated ceded reinsurers, including $201 million of which were unsecured. At December 31, 2009, the Company had $290 million of net unaffiliated ceded reinsurance recoverables. Of this total, $247 million, or 85%, were with the Company's five largest unaffiliated ceded reinsurers, including $130 million of which were unsecured.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The amounts in the consolidated statements of operations include the impact of reinsurance. Information regarding the effect of reinsurance was as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                             ----------------------------
                                                              2010        2009       2008
                                                             ------      -----      -----
                                                                     (IN MILLIONS)
PREMIUMS:
  Direct premiums..........................................  $  562      $ 564      $ 259
  Reinsurance assumed......................................      13         14         15
  Reinsurance ceded........................................    (218)      (185)      (130)
                                                             ------      -----      -----
     Net premiums..........................................  $  357      $ 393      $ 144
                                                             ======      =====      =====
UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCT POLICY FEES:
  Direct universal life and investment-type product policy
     fees..................................................  $1,224      $ 834      $ 746
  Reinsurance assumed......................................     120        115        196
  Reinsurance ceded........................................    (353)      (204)      (308)
                                                             ------      -----      -----
     Net universal life and investment-type product policy
       fees................................................  $  991      $ 745      $ 634
                                                             ======      =====      =====
OTHER REVENUES:
  Direct other revenues....................................  $   63      $  39      $  44
  Reinsurance assumed......................................      --         --         --
  Reinsurance ceded........................................     239        198         83
                                                             ------      -----      -----
     Net other revenues....................................  $  302      $ 237      $ 127
                                                             ======      =====      =====
POLICYHOLDER BENEFITS AND CLAIMS:
  Direct policyholder benefits and claims..................  $  944      $ 807      $ 677
  Reinsurance assumed......................................      29          8         19
  Reinsurance ceded........................................    (487)      (358)      (312)
                                                             ------      -----      -----
     Net policyholder benefits and claims..................  $  486      $ 457      $ 384
                                                             ======      =====      =====
INTEREST CREDITED TO POLICYHOLDER ACCOUNT BALANCES:
  Direct interest credited to policyholder account
     balances..............................................  $  404      $ 377      $ 214
  Reinsurance assumed......................................      64         64         57
  Reinsurance ceded........................................     (55)       (32)       (22)
                                                             ------      -----      -----
     Net interest credited to policyholder account
       balances............................................  $  413      $ 409      $ 249
                                                             ======      =====      =====
OTHER EXPENSES:
  Direct other expenses....................................  $  842      $ 465      $ 699
  Reinsurance assumed......................................      90        105         97
  Reinsurance ceded........................................      92         43         16
                                                             ------      -----      -----
     Net other expenses....................................  $1,024      $ 613      $ 812
                                                             ======      =====      =====


                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The amounts in the consolidated balance sheets include the impact of reinsurance. Information regarding the effect of reinsurance was as follows at:

                                                               DECEMBER 31, 2010
                                                  ------------------------------------------
                                                   TOTAL
                                                  BALANCE                      TOTAL, NET OF
                                                   SHEET    ASSUMED    CEDED    REINSURANCE
                                                  -------   -------   ------   -------------
                                                                 (IN MILLIONS)
ASSETS:
Premiums, reinsurance and other receivables.....  $ 9,778    $   40   $9,527       $  211
Deferred policy acquisition costs...............    2,965       164     (486)       3,287
                                                  -------    ------   ------       ------
  Total assets..................................  $12,743    $  204   $9,041       $3,498
                                                  =======    ======   ======       ======
LIABILITIES:
Future policy benefits..........................  $ 2,092    $   41   $   --       $2,051
Other policy-related balances...................    2,120     1,435      508          177
Other liabilities...............................    3,601        12    3,343          246
                                                  -------    ------   ------       ------
  Total liabilities.............................  $ 7,813    $1,488   $3,851       $2,474
                                                  =======    ======   ======       ======




                                                               DECEMBER 31, 2009
                                                  ------------------------------------------
                                                   TOTAL
                                                  BALANCE                      TOTAL, NET OF
                                                   SHEET    ASSUMED    CEDED    REINSURANCE
                                                  -------   -------   ------   -------------
                                                                 (IN MILLIONS)
ASSETS:
Premiums, reinsurance and other receivables.....   $6,972    $   30   $6,808       $  134
Deferred policy acquisition costs...............    2,554       230     (402)       2,726
                                                   ------    ------   ------       ------
  Total assets..................................   $9,526    $  260   $6,406       $2,860
                                                   ======    ======   ======       ======
LIABILITIES:
Future policy benefits..........................   $1,444    $   27   $   --       $1,417
Other policy-related balances...................    1,817     1,393      284          140
Other liabilities...............................    1,428         9    1,273          146
                                                   ------    ------   ------       ------
  Total liabilities.............................   $4,689    $1,429   $1,557       $1,703
                                                   ======    ======   ======       ======



     Reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on ceded reinsurance were $4,308 million and $4,224 million, at December 31, 2010 and 2009, respectively. There were no deposit liabilities for assumed reinsurance at December 31, 2010 and 2009.

     The Company has reinsurance agreements with certain MetLife subsidiaries, including MLIC, Exeter Reassurance Company, Ltd., General American Life Insurance Company, and MetLife Reinsurance Company of Vermont , all of which are related parties.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  RELATED PARTY REINSURANCE TRANSACTIONS

     Information regarding the effect of affiliated reinsurance included in the consolidated statements of operations was as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                             ---------------------------
                                                              2010       2009       2008
                                                             -----      -----      -----
                                                                    (IN MILLIONS)
PREMIUMS:
Reinsurance assumed........................................  $  13      $  14      $  15
Reinsurance ceded (1)......................................   (190)      (164)      (114)
                                                             -----      -----      -----
     Net premiums..........................................  $(177)     $(150)     $ (99)
                                                             =====      =====      =====
UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCT POLICY FEES:
Reinsurance assumed........................................  $ 120      $ 115      $ 196
Reinsurance ceded (1)......................................   (279)      (151)      (266)
                                                             -----      -----      -----
     Net universal life and investment-type product policy
       fees................................................  $(159)     $ (36)     $ (70)
                                                             =====      =====      =====
OTHER REVENUES:
Reinsurance assumed........................................  $  --      $  --      $  --
Reinsurance ceded..........................................    239        198         83
                                                             -----      -----      -----
     Net other revenues....................................  $ 239      $ 198      $  83
                                                             =====      =====      =====
POLICYHOLDER BENEFITS AND CLAIMS:
Reinsurance assumed........................................  $  29      $   8      $  19
Reinsurance ceded (1)......................................   (323)      (219)      (249)
                                                             -----      -----      -----
     Net policyholder benefits and claims..................  $(294)     $(211)     $(230)
                                                             =====      =====      =====
INTEREST CREDITED TO POLICYHOLDER ACCOUNT BALANCES:
Reinsurance assumed........................................  $  64      $  64      $  57
Reinsurance ceded..........................................    (55)       (32)       (22)
                                                             -----      -----      -----
     Net interest credited to policyholder account
       balances............................................  $   9      $  32      $  35
                                                             =====      =====      =====
OTHER EXPENSES:
Reinsurance assumed........................................  $  90      $ 105      $  97
Reinsurance ceded..........................................     92         42         15
                                                             -----      -----      -----
     Net other expenses....................................  $ 182      $ 147      $ 112
                                                             =====      =====      =====



--------

   (1) In September 2008, MICC's parent, MetLife, completed a tax-free split-off of its majority owned subsidiary, Reinsurance Group of America, Incorporated ("RGA"). After the split-off, reinsurance transactions with RGA were no longer considered affiliated transactions. For purposes of comparison, the 2008 affiliated transactions with RGA have been removed from the presentation in the table above. Affiliated transactions with RGA for the year ended December 31, 2008 include ceded premiums, ceded fees and ceded benefits of $3 million, $8 million and $15 million, respectively.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the effect of affiliated reinsurance included in the consolidated balance sheets was as follows at:

                                                                DECEMBER 31,
                                                    -----------------------------------
                                                          2010               2009
                                                    ----------------   ----------------
                                                    ASSUMED    CEDED   ASSUMED    CEDED
                                                    -------   ------   -------   ------
                                                               (IN MILLIONS)
ASSETS:
Premiums, reinsurance and other receivables.......   $   40   $9,117    $   30   $6,505
Deferred policy acquisition costs.................      164     (484)      230     (399)
                                                     ------   ------    ------   ------
  Total assets....................................   $  204   $8,633    $  260   $6,106
                                                     ======   ======    ======   ======
LIABILITIES:
Future policy benefits............................   $   41   $   --    $   27   $   --
Other policy-related balances.....................    1,435      508     1,393      284
Other liabilities.................................       12    3,195         9    1,143
                                                     ------   ------    ------   ------
  Total liabilities...............................   $1,488   $3,703    $1,429   $1,427
                                                     ======   ======    ======   ======



     The Company cedes risks to an affiliate related to guaranteed minimum benefit guarantees written directly by the Company. These ceded reinsurance agreements contain embedded derivatives and changes in their fair value were also included within net derivative gains (losses). The embedded derivatives associated with the cessions were included within premiums, reinsurance and other receivables and were assets of $930 million and $724 million at December 31, 2010 and 2009, respectively. For the years ended December 31, 2010, 2009 and 2008, net derivative gains (losses) included ($7) million, ($1,452) million, and $1,681 million, respectively, in changes in fair value of such embedded derivatives.

     MLI-USA cedes two blocks of business to an affiliate on a 90% coinsurance with funds withheld basis. Certain contractual features of this agreement qualify as embedded derivatives, which were separately accounted for at estimated fair value on the Company's consolidated balance sheets. The embedded derivative related to the funds withheld associated with this reinsurance agreement was included within other liabilities and increased the funds withheld balance by $5 million at December 31, 2010 and decreased the funds withheld balance by $11 million at December 31, 2009. The changes in fair value of the embedded derivatives, included in net derivative gains (losses), were ($17) million, ($16) million and $27 million at December 31, 2010, 2009 and 2008, respectively. The reinsurance agreement also includes an experience refund provision, whereby some or all of the profits on the underlying reinsurance agreement were returned to MLI-USA from the affiliated reinsurer during the first several years of the reinsurance agreement. The experience refund reduced the funds withheld by MLI-USA from the affiliated reinsurer by $304 million and $180 million at December 31, 2010 and 2009, respectively, and were considered unearned revenue, amortized over the life of the contract using the same assumptions as used for the DAC associated with the underlying policies. Amortization and interest of the unearned revenue associated with the experience refund was $81 million, $36 million and $38 million at December 31, 2010, 2009 and 2008, respectively, and was included in universal life and investment-type product policy fees in the consolidated statements of operations. At December 31, 2010 and 2009, unearned revenue related to the experience refund was $560 million and $337 million, respectively, and was included in other policy-related balances in the consolidated balance sheets.

     The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $4.0 billion of unsecured affiliated reinsurance recoverable balances at both December 31, 2010 and 2009.

     Affiliated reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on ceded affiliated

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


reinsurance were $4,172 million and $4,107 million, at December 31, 2010 and 2009, respectively. There were no deposit liabilities for assumed affiliated reinsurance at December 31, 2010 and 2009.

8.  LONG-TERM DEBT

     On December 23, 2010, Greater Sandhill I, LLC, an affiliate, issued to a third party, long-term notes for $45 million maturing in 2030 with an interest rate of 7.028%, which was outstanding at December 31, 2010. The notes were issued in exchange for certain investments included in other invested assets. At December 31, 2009, the Company had no outstanding long-term debt.

     With prior approval of the Delaware Commissioner of Insurance ("Delaware Commissioner"), in June 2008, the Company repaid a $400 million surplus note to MetLife, and $25 million and $10 million surplus notes to MetLife Investors Group, Inc.

     Interest expense related to the Company's indebtedness included in other expenses was less than $1 million and $13 million for the years ended December 31, 2010 and 2008, respectively. The Company had no interest expense related to indebtedness for the year ended December 31, 2009.

9.  INCOME TAX

     The provision for income tax was as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                              2010       2009       2008
                                                              ----      -----      -----
                                                                     (IN MILLIONS)
Current:
  Federal...................................................  $(18)     $   8      $(131)
Deferred:
  Federal...................................................   103       (193)       280
                                                              ----      -----      -----
     Provision for income tax expense (benefit).............  $ 85      $(185)     $ 149
                                                              ====      =====      =====



     The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported was as follows:

                                                                  YEARS ENDED
                                                                  DECEMBER 31,
                                                              -------------------
                                                              2010    2009   2008
                                                              ----   -----   ----
                                                                 (IN MILLIONS)
Tax provision at U.S. statutory rate........................  $132   $(134)  $174
Tax effect of:
  Tax-exempt investment income..............................   (43)    (33)   (21)
  Prior year tax............................................    --     (18)    (2)
  Tax credits...............................................    (4)     --     --
  Other, net................................................    --      --     (2)
                                                              ----   -----   ----
     Provision for income tax expense (benefit).............  $ 85   $(185)  $149
                                                              ====   =====   ====


                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                                     DECEMBER 31,
                                                                    --------------
                                                                    2010      2009
                                                                    ----      ----
                                                                     (IN MILLIONS)
Deferred income tax assets:
  Policyholder liabilities and receivables........................  $243      $259
  Net unrealized investment losses................................    --        18
  Investments, including derivatives..............................    21        --
  Loss and credit carryforwards...................................   106       118
  Other...........................................................     1         2
                                                                    ----      ----
                                                                     371       397
                                                                    ----      ----
Deferred income tax liabilities:
  DAC.............................................................   892       777
  Net unrealized investment gains.................................    59        --
  Investments, including derivatives..............................    --        20
                                                                    ----      ----
                                                                     951       797
                                                                    ----      ----
     Net deferred income tax liability............................  $580      $400
                                                                    ====      ====



     Capital loss carryforwards of $64 million at December 31, 2010 will expire beginning in 2011. Tax credit carryforwards of $83 million at December 31, 2010 will expire beginning in 2014.

     The Company participates in a tax sharing agreement with MICC. Under this agreement current federal income tax expense (benefit) is computed on a separate return basis and provides that members shall make payments or receive reimbursements to the extent that their income (loss) contributes to or reduces consolidated federal tax expense. Pursuant to this tax sharing agreement, the amounts due from affiliates include $25 million and $137 million for 2010 and 2008, respectively, and the amounts due to affiliates include $14 million for 2009.

     Pursuant to Internal Revenue Service ("IRS") rules, MICC and its subsidiaries, including the Company, are excluded from MetLife's life/non-life consolidated federal tax return for the five years subsequent to MetLife's July 2005 acquisition of MICC. In 2011, MICC and its subsidiaries, including the Company, are expected to join the consolidated return and become a party to the MetLife tax sharing agreement. Accordingly, the Company's losses will be eligible to be included in the consolidated return and the resulting tax savings to MetLife will generate a payment to the Company for the losses used.

     The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. The Company is under continuous examination by the IRS and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. With a few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2003. The IRS exam of the next audit cycle, years 2003 to 2006, began in April 2010.

     The U.S. Treasury Department and the IRS have indicated that they intend to address through regulations the methodology to be followed in determining the dividends received deduction ("DRD"), related to variable life insurance and annuity contracts. The DRD reduces the amount of dividend income subject to tax and is a significant component of the difference between the actual tax expense and expected amount determined using the federal statutory tax rate of 35%. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2010 and 2009, the Company recognized an income tax benefit of $28 million and $50 million, respectively, related to the separate account DRD. The 2010 benefit included an expense of $15 million related to a true-up of the 2009 tax return. The 2009 benefit included a benefit of $17 million related to a true-up of the 2008 tax return.

10.  CONTINGENCIES, COMMITMENTS AND GUARANTEES

CONTINGENCIES

  LITIGATION

     Sales Practices Claims. Over the past several years, the Company and certain of its affiliates have faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company continues to vigorously defend against the claims in all pending matters. Some sales practices claims have been resolved through settlement. Other sales practices claims have been won by dispositive motions or have gone to trial. Additional litigation relating to the Company's marketing and sales of individual life insurance, annuities, mutual funds or other products may be commenced in the future.

     Retained Asset Account Matters. The New York Attorney General announced on July 29, 2010, that his office had launched a major fraud investigation into the life insurance industry for practices related to the use of retained asset accounts as a settlement option for death benefits and that subpoenas requesting comprehensive data related to retained asset accounts had been served on MetLife and other insurance carriers. MetLife received the subpoena on July 30, 2010. MetLife and its affiliates have received requests for documents and information from U.S. congressional committees and members, as well as various state regulatory bodies, including the New York Insurance Department. It is possible that other state and federal regulators or legislative bodies may pursue similar investigations or make related inquiries. Management cannot predict what effect any such investigations might have on the Company's earnings or the availability of the Company's retained asset account known at the TCA, but management believes that the Company's financial statements taken as a whole would not be materially affected. Management believes that any allegations that information about the TCA is not adequately disclosed or that the accounts are fraudulent or otherwise violate state or federal laws are without merit.

     Various litigation, claims and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's financial statements, have arisen in the course of the Company's business. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

     It is not possible to predict the ultimate outcome or provide reasonable ranges of potential losses of all pending investigations and legal proceedings. In some of the matters, large and/or indeterminate amounts, including punitive and treble damages, may be sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts that may be sought in certain matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's net income or cash flows in particular quarterly or annual periods.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assets and liabilities held for insolvency assessments were as follows:

                                                                       DECEMBER 31,
                                                                     ----------------
                                                                     2010        2009
                                                                     ----        ----
                                                                       (IN MILLIONS)
Other Assets:
Premium tax offset for future undiscounted assessments.............   $ 2         $2
Premium tax offsets currently available for paid assessments.......    --          1
                                                                      ---         --
                                                                      $ 2         $3
                                                                      ===         ==
Other Liabilities:
Insolvency assessments.............................................   $ 3         $3
                                                                      ===         ==



     Assessments levied against the Company were less than $1 million for each of the years ended December 31, 2010, 2009 and 2008.

COMMITMENTS

  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $435 million and $439 million at December 31, 2010 and 2009, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  MORTGAGE LOAN COMMITMENTS

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $80 million and less than $1 million at December 31, 2010 and 2009, respectively.

  COMMITMENTS TO FUND PRIVATE CORPORATE BOND INVESTMENTS

     The Company commits to lend funds under private corporate bond investments. The amounts of these unfunded commitments were $66 million and $125 million at December 31, 2010 and 2009, respectively.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third-party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

     The Company had no liability for indemnities, guarantees and commitments at both December 31, 2010 and 2009.

11.  EQUITY

  CAPITAL CONTRIBUTIONS

     The Company received cash contributions of $0, $575 million and $985 million from MICC during the years ended December 31, 2010, 2009 and 2008, respectively.

  STATUTORY EQUITY AND INCOME

     MLI-USA's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the NAIC. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. MLI-USA exceeded the minimum RBC requirements for all periods presented herein.

     The NAIC has adopted the Codification of Statutory Accounting Principles ("Statutory Codification"). Statutory Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Delaware Department of Insurance (the "Department") has adopted Statutory Codification with certain modifications for the preparation of statutory financial statements of insurance companies domiciled in Delaware. Modifications by state insurance departments may impact the effect of Statutory Codification on the statutory capital and surplus of MLI-USA.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt, reporting of reinsurance contracts and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by MLI-USA are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within three years.

     Statutory net income (loss) of MLI-USA, a Delaware domiciled insurer, was $2 million, ($24) million and ($482) million for the years ended December 31, 2010, 2009 and 2008, respectively. Statutory capital and surplus, as filed with the Department, was $1,454 million and $1,406 million at December 31, 2010 and 2009, respectively.

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  DIVIDEND RESTRICTIONS

     Under Delaware State Insurance Law, MLI-USA is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to MICC as long as the amount of the dividend, when aggregated with all other dividends in the preceding 12 months does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). MLI-USA will be permitted to pay a dividend to MICC in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner and the Delaware Commissioner either approves the distribution of the dividend or does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as unassigned funds) as of the last filed annual statutory statement requires insurance regulatory approval. Under Delaware State Insurance Law, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its shareholders. During the years ended December 31, 2010, 2009 and 2008, MLI-USA did not pay dividends to MICC. Because MLI-USA's statutory unassigned funds was negative at December 31, 2010, MLI-USA cannot pay any dividends in 2011 without prior regulatory approval.

  OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2010, 2009 and 2008 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                               YEARS ENDED DECEMBER 31,
                                                             ---------------------------
                                                              2010       2009       2008
                                                             -----      -----      -----
                                                                    (IN MILLIONS)
Holding gains (losses) on investments arising during the
  year.....................................................  $ 346      $ 433      $(494)
Income tax effect of holding gains (losses)................   (122)      (153)       173
Reclassification adjustments:
  Recognized holding (gains) losses included in current
     year income...........................................    (29)        11         28
  Amortization of premiums and accretion of discounts
     associated with investments...........................    (18)       (16)       (11)
  Income tax effect........................................     17          2         (6)
Allocation of holding (gains) losses on investments
  relating to other policyholder amounts...................    (80)       (59)        68
Income tax effect of allocation of holding (gains) losses
  to other policyholder amounts............................     28         21        (24)
                                                             -----      -----      -----
  Other comprehensive income (loss)........................  $ 142      $ 239      $(266)
                                                             =====      =====      =====


                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

12.  OTHER EXPENSES

     Information on other expenses was as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                             ----------------------------
                                                              2010        2009       2008
                                                             ------      -----      -----
                                                                     (IN MILLIONS)
Compensation...............................................  $  221      $  86      $  74
Commissions................................................     774        626        548
Volume-related costs.......................................      92        270        339
Affiliated interest costs on ceded reinsurance.............     102         47         35
Capitalization of DAC......................................    (880)      (727)      (717)
Amortization of DAC........................................     423        196        509
Interest expense on debt and debt issue costs..............      --         --         13
Premium taxes, licenses & fees.............................      34         29         24
Professional services......................................      13         --         --
Rent.......................................................      25         --         --
Other......................................................     220         86        (13)
                                                             ------      -----      -----
  Total other expenses.....................................  $1,024      $ 613      $ 812
                                                             ======      =====      =====



  CAPITALIZATION AND AMORTIZATION OF DAC

     See Note 5 for a rollforward of DAC including impacts of capitalization and amortization.

  AFFILIATED EXPENSES

     Commissions, capitalization of DAC and amortization of DAC include the impact of affiliated reinsurance transactions.

     See Notes 7, 8 and 13 for discussion of affiliated expenses included in the table above.

13.  RELATED PARTY TRANSACTIONS

  SERVICE AGREEMENTS

     The Company has entered into various agreements with affiliates for services necessary to conduct its activities. Typical services provided under these agreements include management, policy administrative functions, personnel, investment advice and distribution services. For certain of the agreements, charges are based on various performance measures or activity-based costing. The bases for such charges are modified and adjusted by management when necessary or appropriate to reflect fairly and equitably the actual incidence of cost incurred by the Company and/or affiliate. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $1,123 million, $815 million and $675 million for the years ended December 31, 2010, 2009

                     METLIFE INVESTORS USA INSURANCE COMPANY
     (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


and 2008, respectively. The aforementioned expenses and fees incurred with affiliates were comprised of the following:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               2010       2009      2008
                                                              ------      ----      ----
                                                                     (IN MILLIONS)
Compensation................................................  $  220      $ 86      $ 73
Commissions.................................................     507       400       322
Volume-related costs........................................     134       249       308
Professional services.......................................      13        --        --
Rent........................................................      25        --        --
Other.......................................................     224        80       (28)
                                                              ------      ----      ----
  Total other expenses......................................  $1,123      $815      $675
                                                              ======      ====      ====



     Revenues received from affiliates related to these agreements were recorded as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2010      2009      2008
                                                              ----      ----      ----
                                                                    (IN MILLIONS)
Universal life and investment-type product policy fees......   $83       $59       $60
Other revenues..............................................   $63       $39       $32


     The Company had net receivables from affiliates of $104 million and $69 million at December 31, 2010 and 2009, respectively, related to the items discussed above. These amounts exclude affiliated reinsurance balances discussed in Note 7. See Notes 2 and 7 for additional related party transactions.

14.  SUBSEQUENT EVENT

     The Company evaluated the recognition and disclosure of subsequent events for its December 31, 2010 consolidated financial statements.

                                    PART C

                               OTHER INFORMATION


ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS


a.   Financial Statements
     ------------------------------------------------------------------------------------------------

The following financial statements comprising each of the Sub-Accounts of the Separate Account are included in Part B hereof:

1.   Report of Independent Registered Public Accounting Firm.

2.   Statements of Assets and Liabilities as of December 31, 2010.

3.   Statements of Operations for the year ended December 31, 2010.

4.   Statements of Changes in Net Assets for the years ended December 31, 2010 and 2009.

5.   Notes to the Financial Statements.

The following consolidated financial statements of the Company are included in Part B hereof:

1.   Report of Independent Registered Public Accounting Firm.

2.   Consolidated Balance Sheets as of December 31, 2010 and 2009.

3.   Consolidated Statements of Operations for the years ended December 31, 2010, 2009 and 2008.

4.   Consolidated Statements of Stockholder's Equity for the years ended December 31, 2010, 2009 and
     2008.

5.   Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008.

6.   Notes to the Consolidated Financial Statements.



b.            Exhibits
              ---

1.            Certification of Restated Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account (adopted May 18, 2004) (4)

2.            Not Applicable.

3.   (i)      Principal Underwriter's and Selling Agreement (effective January 1, 2001) (4)

     (ii)     Amendment to Principal Underwriter's and Selling Agreement (effective January 1, 2002) (4)

     (iii)    Agreement and Plan of Merger (12-01-04) (MLIDC into GAD) (7)

     (iv)     Form of Enterprise Selling Agreement 02-10 (MetLife Investors Distribution Company Sales Agreement)
              (13)

4.   (i)      Individual Flexible Purchase Payment Deferred Variable Annuity Contract (1)

     (ii)     Death Benefit Rider - Principal Protection (1)

     (iii)    Waiver of Withdrawal Charge for Nursing Home or Hospital Confinement Rider (1)

     (iv)     Terminal Illness Rider (1)

     (v)      Unisex Annuity Rates Rider (1)

     (vi)     Endorsement (Name Change - effective March 1, 2001. MetLife Investors USA Insurance Company;
              formerly Security First Life Insurance Company) MI - 2023 (2)

     (vii)    Individual Retirement Annuity Endorsement 8023.1 (9/02) (4)

     (viii)   Roth Individual Retirement Annuity Endorsement 9024.1 (9/02) (4)

     (ix)     401(a)/403(a) Plan Endorsement 8025.1 (9/02) (4)

     (x)      Tax Sheltered Annuity Endorsement 8026.1 (9/02) (4)

     (xi)     Simple Individual Retirement Annuity Endorsement 8276 (9/02) (4)

     (xii)    Form of Enhanced Dollar Cost Averaging Rider 8013-1 (05/05) (5)

     (xiii)   Form of Three Month Market Entry Rider 8104-1 (05/05) (5)

     (xiv)    Designated Beneficiary Non-Qualified Annuity Endorsement MLIU-NQ-1 (11/05)-I (6)

     (xv)     Fixed Account Rider 8012 (11/00) (7)


          (xvi)     Guaranteed Minimum Death Benefit (GMDB) Rider MLIU-640-1 (4/08) (9)

          (xvii)    Form of Contract Schedule Guaranteed Minimum Death Benefit (GMDB) Rider MLIU-EDB (4/08) (9)

          (xviii)   Guaranteed Minimum Income Benefit Rider -  Living Benefit MLIU-560-4 (GMIB Plus II) (4/08) (9)

          (xix)     Form of Contract Schedule Guaranteed Minimum Income Benefit (GMIB) Rider (GMIB Plus II)
                    MLIU-EGMIB (4/08) (11)

          (xx)      Form of Spousal Continuation Endorsement MLIU-GMIB (2/10)-E (13)

          (xxi)     Form of Qualified Distribution Program Endorsement MLIU-RMD (7/10)-E (GMIB Plus III/EDB II)
                    (14)

          (xxii)    Form of Tax-Sheltered Annuity Endorsement MLIU-398-3 (12/08) (15)

          (xxiii)   Form of Contract Schedule 8028-6-(9/10) (TV GMIB/EDB Max) (15)

          (xxiv)    Form of Contract Schedule 8028-6 (2/07)-VA (16)

          (xxv)     Form of Contract Schedule 8028-6 (2/07)-L (16)

5.                  Form of Variable Annuity Application 8406 (6/11) APPS Sep 2011 (filed herewith)

6.        (i)       Copy of Restated Articles of Incorporation of the Company (4)

          (ii)      Copy of the Bylaws of the Company (4)

          (iii)     Certificate of Amendment of Certificate of Incorporation filed 10/01/79 and signed 9/27/79 (4)

          (iv)      Certificate of Change of Location of Registered Office and/or Registered Agent filed 2/26/80 and effective 2/8/80 (4)

          (v)       Certificate of Amendment of Certification of Incorporation signed 4/26/83 and certified 2/12/85 (4)

          (vi)      Certificate of Amendment of Certificate of Incorporation filed 10/22/84 and signed 10/19/84 (4)

          (vii)     Certificate of Amendment of Certificate of Incorporation certified 8/31/94 and adopted 6/13/94 (4)

          (viii)    Certificate of Amendment of Certificate of Incorporation of Security First Life Insurance Company
                    (name change to MetLife Investors USA Insurance Company) filed 1/8/01 and signed 12/18/00 (4)

7.        (i)       Reinsurance Agreement between MetLife Investors USA Insurance Company and Metropolitan Life
                    Insurance Company (3)

          (ii)      Automatic Reinsurance Agreement between MetLife Investors USA Insurance Company and Exeter
                    Reassurance Company, Ltd. (3)

          (iii)     Reinsurance Agreement and Administrative Services Agreement between MetLife Investors USA
                    Insurance Company and Metropolitan Life Insurance Company (effective 01-01-06) (10)

          (iv)      Automatic Reinsurance Agreement between MetLife Investors USA Insurance Company and MetLife
                    Insurance Company of Connecticut (effective January 1, 2011) (17)

          (v)       Amendment No. 1 to Automatic Reinsurance Agreement Effective as of January 1, 2011 (Agreement)
                    between MetLife Investors USA Insurance Company (Cedent) and MetLife Insurance Company of Connecticut
                    (Reinsurer)(amended as of April 29, 2011) (17)

8.        (i)       Participation Agreement Among Met Investors Series Trust, Met Investors Advisory Corp., MetLife
                    Investors Distribution Company and MetLife Investors USA Insurance Company (effective 2-12-01) (4)

          (ii)      Participation Agreement Among Metropolitan Series Fund, Inc., MetLife Advisors, LLC, MetLife
                    Investors Distribution Company and MetLife Investors USA Insurance Company (effective 08-31-07) (8)

          (iii)     First Amendment to Participation Agreement (effective 02-12-01) Among Met Investors Series Trust,
                    Met Investors Advisory Corp., MetLife Investors Distribution Company and MetLife Investors USA
                    Insurance Company (effective 02-01-08); and Second Amendment to the Participation Agreement
                    (effective 02-12-01) Among Met Investors Series Trust, MetLife Advisers, LLC, MetLife Investors
                    Distribution Company, and MetLife Investors USA Insurance Company (effective 05-01-09) (12)

9.                  Opinion of Counsel (filed herewith)

10.                 Consent of Independent Registered Public Accounting Firm (Deloite & Touche LLP) (filed herewith)

11.                 Not Applicable.

12.                 Not Applicable.

13.                 Powers of Attorney for Michael K. Farrell, Bennett D. Kleinberg, Susan A. Buffum, Elizabeth M.
                    Forget, George Foulke, Jay S. Kaduson, Paul A. Sylvester, James J. Reilly, Kevin J. Paulson, Robert E.
                    Sollmann, Jr. and Jeffrey A. Tupper (filed herewith)

 (1)                incorporated herein by reference to Registrant's Form N-4 (File Nos. 333-54464 and 811-03365) filed electronically on January 26, 2001.


      (2) incorporated herein by reference to Registrant's Post-Effective Amendment No. 1 to Form N-4 (File
          Nos. 333-54464 and 811-03365) filed electronically on April 13, 2001.

      (3) incorporated herein by reference to Registrant's Post-Effective Amendment No. 4 to Form N-4 (File
          Nos. 333-54464 and 811-03365) filed electronically on April 30, 2003.

      (4) incorporated herein by reference to Registrant's Post-Effective Amendment No. 6 to Form N-4 (File
          Nos. 333-54464 and 811-03365) filed electronically on July 15, 2004.

      (5) incorporated herein by reference to Registrant's Post-Effective Amendment No. 8 to Form N-4 (File
          Nos. 333-54464 and 811-03365) filed electronically on January 18, 2005.

      (6) incorporated herein by reference to Registrant's Post-Effective Amendment No. 13 to Form N-4 (File
          Nos. 333-54464 and 811-03365) filed electronically on September 9, 2005.

      (7) incorporated herein by reference to Registrant's Post-Effective Amendment No. 18 to Form N-4 (File
          Nos. 333-54466 and 811-03365) filed electronically on April 16, 2007.

      (8) incorporated herein by reference to Registrant's Post-Effective Amendment No. 26 to Form N-4 (File
          Nos. 333-54464 and 811-03365) filed electronically on October 31, 2007.

      (9) incorporated herein by reference to Registrant's Post-Effective Amendment No. 27 to Form N-4 (File
          Nos. 333-54464 and 811-03365) filed electronically on December 21, 2007.

   (10)   incorporated herein by reference to Registrant's Post-Effective Amendment No. 31 to Form N-4 (File
          Nos. 333-54464 and 811-03365) filed electronically on April 15, 2008.

   (11)   incorporated herein by reference to Registrant's Registration Statement to Form N-4 (File Nos.
          333-156648 and 811-03365) filed electronically on January 9, 2009.

   (12)   incorporated herein by reference to Registrant's Post-Effective Amendment No. 33 to Form N-4 (File
          Nos. 333-54466 and 811-03365) filed electronically on April 22, 2009.

   (13)   incorporated herein by reference to Registrant's Post-Effective Amendment No. 35 to Form N-4 (File
          Nos. 333-54466 and 811-03365) filed electronically on April 22, 2010.

   (14)   incorporated herein by reference to Registrant's Post-Effective Amendment No. 6 to Form N-4 (File
          Nos. 333-152385 and 811-03365) filed electronically on June 11, 2010.

   (15)   incorporated herein by reference to Registrant's Post-Effective Amendment No. 2 to Form N-4 (File
          Nos. 333-156648 and 811-03365) filed electronically on March 22, 2011.

   (16)   incorporated herein by reference to Registrant's Pre-Effective Amendment No. 1 to Form N-4 (File
          Nos. 333-137369 and 811-03365) filed electronically on April 17, 2007.

   (17)   incorporated herein by reference to Registrant's Pre-Effective Amendment No. 1 to Form N-4 (File
          Nos. 333-176374 and 811-03365) filed electronically on September 2, 2011.


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR


The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:


Name and Principal Business Address   Positions and Offices with Depositor

  Michael K. Farrell                  Chairman of the Board, President, Chief Executive Officer
  10 Park Avenue
  Morristown, NJ 07962

  Susan A. Buffum                     Director
  10 Park Avenue
  Morristown, NJ 07962

  James J. Reilly                     Vice President-Finance (principal financial officer and
  501 Boylston Street                 principal accounting officer)
  Boston, MA 02116

  Jay S. Kaduson                      Director and Vice President
  10 Park Avenue
  Morristown, NY 07962

  Bennett D. Kleinberg                Director and Vice President
  1300 Hall Boulevard
  Bloomfield, CT 06002-2910

  Elizabeth M. Forget                 Director and Executive Vice President
  1095 Avenue of the Americas
  New York, NY 10036


Name and Principal Business Address   Positions and Offices with Depositor

  George Foulke                       Director
  300 Davidson Avenue
  Somerset, NJ 08873

  Robert E. Sollmann, Jr.             Director and Executive Vice President
  1095 Avenue of the Americas
  New York, NY 10036

  Paul A. Sylvester                   Director
  10 Park Avenue
  Morristown, NJ 07962

  Kevin J. Paulson                    Director and Senior Vice President
  1 MetLife Plaza
  27-01 Queen Plaza North
  Long island City, NY 11101

  Jeffrey A. Tupper                   Director and Assistant Vice President
  5 Park Plaza
  Suite 1900
  Irvine, CA 92614

  Isaac Torres                        Secretary
  1095 Avenue of the Americas
  New York, NY 10036

  Debora L. Buffington                Vice President, Director of Compliance
  5 Park Plaza
  Suite 1900
  Irvine, CA 92614

  Thomas G. Hogan, Jr.                Vice President
  400 Atrium Drive
  Somerset, NJ 08873

  Enid M. Reichert                    Vice President, Appointed Actuary
  501 Route 22
  Bridgewater, NJ 08807

  Jonathan L. Rosenthal               Vice President, Chief Hedging Officer
  10 Park Avenue
  Morristown, NJ 07962

  Christopher A. Kremer               Vice President
  501 Boylston Street
  Boston, MA 02116

  Marian J. Zeldin                    Vice President
  501 Route 22
  Bridgewater, NJ 08807

  Karen A. Johnson                    Vice President
  501 Boylston Street
  Boston, MA 02116

  Roberto Baron                       Vice President
  1095 Avenue of the Americas
  New York, NY 10036

  Paul L. LeClair                     Vice President
  501 Boylston Street
  Boston, MA 02116

  Gregory E. Illson                   Vice President
  501 Boylston Street
  Boston, MA 02116

  Lisa S. Kuklinski                   Vice President
  1095 Avenue of the Americas
  New York, NY 10036

  Jeffrey P. Halperin                 Vice President
  1095 Avenue of the Americas
  New York, NY 10036


Name and Principal Business Address        Positions and Offices with Depositor

         Marlene B. Debel                  Treasurer
         1095 Avenue of the Americas
         New York, NY 10036

         Mark S. Reilly                    Vice President
         1300 Hall Boulevard
         Bloomfield, CT 06002-2910

         Gene L. Lunman                    Vice President
         1300 Hall Boulevard
         Bloomfield, CT 06002-2910

         Robert L. Staffier                Vice President
         501 Boylston Street
         Boston, MA 02116

         Scott E. Andrews                  Vice President
         4700 Westown Pkwy., Suite 200
         West Des Moines, IA 50266

         Tia M. Trytten                    Vice President
         4700 Westown Pkwy., Suite 200
         West Des Moines, IA 50266

         Rashid Ismail                     Vice President
         5 Park Plaza, Suite 1900
         Irvine, CA 92614

         Manish P. Bhatt                   Vice President
         501 Route 22
         Bridgewater, NJ 08807

         Sebastian J. Janssen              Vice President
         501 Route 22
         Bridgewater, NJ 08807

         Michael F. Rogalski               Vice President
         501 Route 22
         Bridgewater, NJ 08807

         William J. Raczko                 Vice President
         501 Route 22
         Bridgewater, NJ 08807

         William D. Cammarata              Vice President
         18210 Crane Nest Drive
         Tampa, FL 33647

         Henry W. Blaylock                 Vice President
         1095 Avenue of the Americas
         New York, NY 10036

         Cynthia Mallett                   Vice President
         One Financial Center, 20th Floor
         Boston, MA 02111

         Sabrina K. Model                  Vice President
         501 Route 22
         Bridgewater, MJ 08807

         John J. Iwanicki                  Vice President
         18210 Crane Nest Drive
         Tampa, FL 33647

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


    The Registrant is a separate account of MetLife Investors USA Insurance Company under Delaware insurance law. MetLife Investors USA Insurance Company is a wholly-owned direct subsidiary of MetLife Insurance Company of Connecticut which in turn is a direct subsidiary of MetLife, Inc., a publicly traded company. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                                AS OF JUNE 30, 2011

The following is a list of subsidiaries of MetLife,  Inc. updated as of June
30, 2011. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

      1. Federal Flood Certification Corp. (TX)

      2. MetLife Affiliated Insurance Agency LLC (DE)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)


      1.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     2.     Plaza Drive Properties, LLC (DE)

     3.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Chile Inversiones Limitada (Chile)- 91.15% is owned by MetLife, Inc., 8.84% is owned by Inversiones MetLife Holdco Dos Limitada and 0.01% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

G. Metropolitan Life Seguros de Vida S.A. (Uruguay) - 99.9994% is owned by MetLife, Inc. and 0.0006% is owned by Oscar Schmidt.

H.    MetLife Securities, Inc. (DE)

I.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (TX)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

J.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

K.    MetLife Investors Insurance Company (MO)

L.    First MetLife Investors Insurance Company (NY)

M.    Walnut Street Securities, Inc. (MO)

N.    Newbury Insurance Company, Limited (Bermuda)

O.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    MetLife Advisers, LLC (MA)

P.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99935% is owned by MetLife International Holdings, Inc. and 0.00065% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Seguros de Vida S.A. (Argentina)- 96.7372% is owned by MetLife International Holdings, Inc. and 3.2628% is owned by Natiloportem Holdings, Inc.


      6. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc., 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      7.    MetLife Global, Inc. (DE)

      8. MetLife Administradora de Fundos Multipatrocinados Ltda. (Brazil) - 95.46% is owned by MetLife International Holdings, Inc. and 4.54% is owned by Natiloportem Holdings, Inc.

      9.    MetLife Insurance Limited (United Kingdom)

      10.   MetLife Limited (United Kingdom)

      11. MetLife Insurance S.A./NV (Belgium) - 99.99999% of MetLife Insurance S.A./NV is owned by MetLife International Holdings, Inc. and 0.00001% by Natiloportem Holdings, Inc.

      12.   MetLife Services Limited (United Kingdom)

      13.   MetLife Europe R Limited (Ireland)

      14. MetLife Seguros de Retiro S.A. (Argentina) - 96.8488% is owned by MetLife International Holdings, Inc. and 3.1512% is owned by Natiloportem Holdings, Inc.

      15. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 95% is owned by MetLife International Holdings Inc.

      16. Compania Previsional MetLife S.A. (Brazil) - 95.46% is owned by MetLife International Holdings, Inc. and 4.54% is owned by Natiloportem Holdings, Inc.


            a) Met AFJP S.A. (Argentina) - 75.41% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife S.A., 19.59% is owned by MetLife Seguros de Vida S.A., 3.97% is held by Natiloportem Holdings, Inc. and 1.03% is held by MetLife Seguros de Retiro S.A.


      17.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., LTD. (Japan)

            c)    MetLife Limited (Hong Kong)

      18.   MetLife NC Limited (Ireland)

      19.   MetLife Europe Services Limited (Ireland)

      20.   MetLife International Limited, LLC (DE)

      21. MetLife Planos Odontologicos Ltda. (Brazil) - 99.999% is owned by MetLife International Holdings, Inc. and .001% is owned by Natiloportem Holdings, Inc.

      22.   MetLife Ireland Holdings One Limited (Ireland)

            a) MetLife Global Holdings Corporation S.A. de C.V. (Mexico) - 98.9% is owned by MetLife Ireland Holdings One Limited and 1.1% is owned by MetLife International Limited, LLC.

                  i)    MetLife Ireland Treasury Limited (Ireland)

                        a)    MetLife General Insurance Limited (Australia)

                        b)    MetLife Insurance Limited (Australia)

                              1) MetLife Services (Singapore) PTE Limited (Singapore)

                              2)    The Direct Call Centre PTY Limited
                                    (Australia)

                              3)    MetLife Investments PTY Limited (Australia)

                                    aa)   MetLife Insurance and Investment Trust
                                          (Australia) - MetLife Insurance and
                                          Investment Trust is a trust vehicle,
                                          the trustee of which is MetLife
                                          Investments PTY Limited ("MIPL"). MIPL
                                          is a wholly owned subsidiary of
                                          MetLife Insurance Limited.

                  ii) Metropolitan Global Management, LLC (DE) - 99.7% is owned by MetLife Global Holdings Corporation, S.A. de C.V. and 0.3% is owned by MetLife International Holdings, Inc.

                        a) MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by Metropolitan Global Management, LLC and 2.5262% is owned by MetLife International Holdings, Inc.

                        b) MetLife Mexico Servicios, S.A. de C.V. (Mexico) - 98% is owned by Metropolitan Global Management, LLC and 2% is owned by MetLife International Holdings, Inc.

                        c) MetLife Mexico S.A. (Mexico)- 98.70541% is owned by Metropolitan Global Management, LLC and 1.29459% is owned by MetLife International Holdings, Inc.

                              1) MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

                                    aa)    Met1 SIEFORE, S.A. de C.V. (Mexico)-
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    bb)    Met2 SIEFORE, S.A. de C.V. (Mexico)-
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    cc)    MetA SIEFORE Adicional, S.A. de C.V.
                                           (Mexico)- 99.99% is owned by MetLife
                                           Afore, S.A. de C.V. and 0.01% is
                                           owned by MetLife Mexico S.A.

                                    dd)    Met3 SIEFORE Basica, S.A. de C.V.
                                           (Mexico) - 99.99% is owned by MetLife
                                           Afore, S.A. de C.V. and 0.01% is
                                           owned by MetLife Mexico S.A.

                                    ee)    Met4 SIEFORE, S.A. de C.V. (Mexico) -
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    ff)    Met5 SIEFORE, S.A. de C.V. (Mexico) -
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                              2)    ML Capacitacion Comercial S.A. de C.V.
                                    (Mexico) - 99% is owned by MetLife Mexico
                                    S.A. and 1% is owned by MetLife Mexico
                                    Cares, S.A. de C.V.

                        d) MetLife Insurance Company of Korea Limited (South Korea)- 14.64% is owned by MetLife Mexico, S.A. and 85.36% is owned by Metropolitan Global Management, LLC.

      23. Inversiones Metlife Holdco Dos Limitada (Chile)- 99% is owned by Metlife International Holdings, Inc. and 1% is owned by Natiloportem Holdings, Inc.

      24.   MetLife Asia Pacific Limited (Hong Kong)

Q.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

            a)    Park Twenty Three Investments Company (United Kingdom)

                  i) Convent Station Euro Investments Four Company (United Kingdom)

                        a) One Madison Investments (Cayco) Limited (Cayman Islands)- 99.99999% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company and 0.00001% by St. James Fleet Investments Two Limited.

      3. CRB Co., Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      4.    MLIC Asset Holdings II LLC (DE)

      5.    Thorngate, LLC (DE)

      6.    Alternative Fuel I, LLC (DE)

      7.    Transmountain Land & Livestock Company (MT)

      8.    MetPark Funding, Inc. (DE)

      9.    HPZ Assets LLC (DE)

      10.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      11.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      12.   MetLife Real Estate Cayman Company (Cayman Islands)

      13.   MetCanada Investments Ltd. (Canada)

      14.   MetLife Private Equity Holdings, LLC (DE)

      15.   23rd Street Investments, Inc. (DE)

            a) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

            b) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

      16.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      17.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      18.   MetLife Investments Asia Limited (Hong Kong)

      19. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      20. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      21.   New England Life Insurance Company (MA)

            a)    New England Securities Corporation (MA)

      22.   GenAmerica Financial, LLC (DE)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  i)    GALIC Holdings LLC (DE)

      23.   Corporate Real Estate Holdings, LLC (DE)

      24. Ten Park SPC (Cayman Islands) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      25.   MetLife Tower Resources Group, Inc. (DE)

      26.   Headland - Pacific Palisades, LLC (CA)

      27. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      28.   Krisman, Inc. (MO)

      29.   Special Multi-Asset Receivables Trust (DE)

      30.   White Oak Royalty Company (OK)

      31.   500 Grant Street GP LLC (DE)

      32. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC.

      33.   MetLife Canada/MetVie Canada (Canada)

      34.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 i)   MetLife Associates LLC (DE)

      35.   Euro CL Investments LLC (DE)

      36.   MEX DF Properties, LLC (DE)

      37. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      38.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (United Kingdom)

      39.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      40.   MLIC Asset Holdings, LLC (DE)

      41.   85 Broad Street Mezzanine LLC (DE)

            a)   85 Broad Street LLC (DE)

      42.   The Building at 575 Fifth Avenue Mezzanine LLC (DE)

            a)   The Building at 575 Fifth LLC (DE)

      43. CML Columbia Park Fund I, LLC (DE)- 10% of membership interest is held by MetLife Insurance Company of Connecticut and 90% membership interest is held by Metropolitan Life Insurance Company.

      44. Para-Met Plaza Associates (FL)- 75% of the General Partnership is held by Metropolitan Life Insurance Company and 25% of the General Partnership is held by Metropolitan Tower Realty Company, Inc.

      45.   MLIC CB Holdings LLC (DE)

R.    MetLife Capital Trust IV (DE)

S. MetLife Insurance Company of Connecticut (CT) - 86.72% is owned by MetLife, Inc. and 13.28% by MetLife Investors Group, Inc.

      1.    MetLife Property Ventures Canada ULC (Canada)


      2. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut and 33% is owned by third party.

      3.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut and 33% is owned by third party.

      4.    Metropolitan Connecticut Properties Ventures, LLC (DE)

            a)    ML/VCC UT West Jordan, LLC (DE)

      5.    MetLife Canadian Property Ventures LLC (NY)

      6.    Euro TI Investments LLC (DE)

      7.    Greenwich Street Investments, L.L.C. (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      8. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      9.    Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

      10.   TIC European Real Estate LP, LLC (DE)

      11.   MetLife European Holdings, LLC (DE)

            a) MetLife Europe Limited (Ireland)

               i) MetLife Pension Trustees Limited (United Kingdom)

            b) MetLife Assurance Limited (United Kingdom)

      12.   Travelers International Investments Ltd. (Cayman Islands)

      13.   Euro TL Investments LLC (DE)

      14.   Corrigan TLP LLC (DE)

      15.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  i)    Panther Valley, Inc. (NJ)

      16. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      17.   MetLife Investors USA Insurance Company (DE)

            a)    MetLife Renewables Holding, LLC (DE)

                  i)    Greater Sandhill I, LLC (DE)

      18.   TLA Holdings II LLC (DE)

      19.   TLA Holdings III LLC (DE)

      20. MetLife Greenstone Southeast Ventures, LLC (DE) - 95% of MetLife Greenstone Southeast Ventures, LLC is owned by MetLife Insurance Company of Connecticut and 5% is owned by Metropolitan Connecticut Properties Ventures, LLC.

            a)    MLGP Lakeside, LLC (DE)

T.    MetLife Reinsurance Company of South Carolina (SC)

U.    MetLife Investment Advisors Company, LLC (DE)

V.    MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

W.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           a)    MetLife Services East Private Limited (India)


           b) MetLife Global Operations Support Center Private Limited (India) - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.


X.    SafeGuard Health Enterprises, Inc. (DE)

      1.   MetLife Health Plans, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

Y.    MetLife Capital Trust X (DE)

Z.    Cova Life Management Company (DE)

AA.   MetLife Reinsurance Company of Charleston (SC)

AB.   MetLife Reinsurance Company of Vermont (VT)

AC.   Delaware American Life Insurance Company (US)

      1.    GBN, LLC (US)

AD.   American Life Insurance Company (ALICO) (US)

      1.    ALICO Nagasaki Operation Yugen Kaisha (Japan)

      2.    Communication One Kabushiki Kaisha (Japan)

      3.    Financial Learning Kabushiki Kaisha (Japan)

      4. Pharaonic American Life Insurance Company (Egypt) - 84.125% of Pharaonic American Life Insurance Company is owned by ALICO and the remaining interests are owned by third parties.

      5.    A.I.G. Limited (Nigeria)

      6.    ALICO Limited (Nigeria)

      7.    American Life Limited (Nigeria)

      8. American Life Insurance Company (Pakistan) Ltd. (Pakistan) - 66.47% of American Life Insurance Company (Pakistan) Ltd. is owned by ALICO and the remaining interests are owned by third parties.

      9.    American Life Hayat Sigorta A.S. (Turkey)

      10.   ALICO (Bulgaria) Zhivotozastrahovatelno Druzestvo EAD (Bulgaria)

      11.   Amcico pojist'ovna a.s. (Czech Republic)

      12.   MetLife S.A. (France)

            a) ALICO Direct (France) - 50% of ALICO Direct is owned by MetLife S.A. and the remaining interests by AIG Europe, S.A.

            b)    ALICO Solutions S.A.S. (France)

      13. ALICO Mutual Fund Management Company (Greece) - 90% of ALICO Mutual Fund Management Company is owned by ALICO and the remaining interests are owned by third parties.

      14. Hestis S.A. (France) - 66.06% of Hestis S.A. is owned by ALICO and the remaining interests are owned by third parties.

      15. AHICO First American Hungarian Insurance Company (Elso Amerikai-Magyar Biztosito) Zrt (Hungary)

            a)    First Hungarian-American Insurance Agency Limited (Hungary)

      16.   ALICO Life International Limited (Ireland)

      17.   ALICO Isle of Man Limited (Isle of Man)

      18.   ALICO Italia S.p.A. (Italy)

            a) Agenvita S.r.L. (Italy) - 95% of Agenvita S.r.L. is owned by ALICO Italia S.p.A., the remaining 5% is owned by ALICO.

      19. AMPLICO Life-First American Polish Life Insurance & Reinsurance Company, S.A. (Poland)

            a)    Amplico Services Sp z.o.o. (Poland)

            b)    AMPLICO Towartzystwo Funduszky Inwestycyjnych, S.A. (Poland)

            c) AMPLICO Powszechne Towartzystwo Emerytalne S.A. (Poland) - 50% of AMPLICO Powszechne Towarzystwo Emerytalne S.A. is owned by AMPLICO Life-First American Polish Life Insurance & Reinsurance Company, S.A. and the remaining 50% is owned by ALICO.

      20.   ALICO Asigurari Romania S.A. (Romania)

            a) ALICO Societate de Administrare a unui Fond de Pensii Administrat Privat S.A. (Romania) - 99.9748% of ALICO Societate de Administrare a unui Fond de Pensii Administrat Privat S.A. is owned by ALICO Asigurari Romania S.A. and .0252% is owned by AMPLICO Services Sp z.o.o.

            b)    ALICO Training and Consulting S.R.I. (Romania)

      21.   International Investment Holding Company Limited (Russia)

      22.   ALICO European Holdings Limited (Ireland)

            a)    ZAO Master D (Russia)

                  i) ZAO ALICO Insurance Company (Russia) - 51% of ZAO ALICO Insurance Company is owned by ZAO Master D and 49% is owned by ALICO.

      23.   MetLife Akcionarska Drustvoza za Zivotno Osiguranje (Serbia)

      24.   AMSLICO poist'ovna ALICO a.s. (Slovakia)

            a)    ALICO Services Central Europe s.r.o. (Slovakia)

            b)    ALICO Funds Central Europe sprav.spol., a.s. (Slovakia)

      25. ALICO AIG Europe A.I.E. (Spain) - 50% of Alico AIG Europe A.I.E. is owned by ALICO and the remaining interests are owned by a third party.

      26.   ALICO Gestora de Fondos y Planos de Pensiones S.A. (Spain)

      27.   ALICO Management Services Limited (United Kingdom)

      28.   ZEUS Administration Services Limited (United Kingdom)

      29.   ALICO Trustees (UK) Ltd. (United Kingdom) - 50% of ALICO Trustees
            (UK) Ltd. is owned by ALICO and the remaining interests are owned by International Technical and Advisory Services Limited.

      30.   PJSC ALICO Ukraine (Ukraine)

      31.   Borderland Investments Limited (USA-Delaware)

            a)    ALICO Hellas Single Member Limited Liability Company (Greece)

      32.   International Technical and Advisory Services Limited (USA-Delaware)

      33.   International Services Incorporated (USA-Delaware)

      34.   ALICO Operations Inc. (USA-Delaware)

            a)    ALICO Asset Management Corp. (Japan)

      35. ALICO Compania de Seguros de Retiro, S.A. (Argentina) - 90% of ALICO Compania de Seguros de Retiro, S.A. is owned by ALICO and 10% by International Technical & Advisory Services.

      36. ALICO Compania de Seguros, S.A. (Argentina) - 90% of ALICO Compania de Seguros, S.A. is owned by ALICO and 10% by International Technical & Advisory Services.

      37. ALICO Colombia Seguros de Vida S.A. (Colombia) - 94.989811% of ALICO Colombia Seguros de Vida S.A. is owned by ALICO, 5.0100030% is owned by International Technical and Advisory Services Limited and the remaining interests are owned by third parties.

      38. Inversiones Interamericana S.A. (Chile) 99.99% of Inversiones Interamericana S.A. is owned by ALICO and .01% by International Technical & Advisory Services.

            a) Administradora de Fondos Para la Vivienda Intercajas S.A. (Chile) - 40% of Administradora De Fondos Para la Vivienda Intercajas S.A. is owned by Inversiones Interamericana S.A. and the remaining interests are owned by a third party.

            b)    La Interamericana Compania de Seguros de Vida S.A. (Chile)

            c) ALICO Costa Rica S.A. (Costa Rica) - 99.99% of ALICO Costa Rica S.A. is owned by Inversiones Interamericana S.A. and .01% by La Interamericana Compania de Seguros de Vida S.A.

            d) Legal Chile S.A. (Chile) - 51% of Legal Chile S.A. is owned by Inversiones Interamericana S.A. and the remaining interests by a third party.

                  i) Legagroup S.A. (Chile) - 99% is owned by Legal Chile and 1% is owned by a third party.

      39.   ALICO Mexico Compania de Seguros, S.A. de C.V. (Mexico)

      40.   ALICO Services, Inc. (Panama)

      41.   American Life and General Insurance Company (Trinidad & Tobago) Ltd.
            - 80.92373% of American Life and General Insurance Company (Trinidad & Tobago) Ltd. is owned by ALICO and the remaining interests are owned by a third party.

            a)    ALGICO Properties, Ltd. (Trinidad & Tobago)

      42.   ALICO Compania de Seguros de Vida, S.A. (Uruguay)

      43. ALICO Properties, Inc. (USA-Delaware) - 51% of ALICO Properties, Inc. is owned by ALICO and the remaining interests are owned by a third party.

      44.   Global Properties, Inc. (USA-Delaware)

      45.   Alpha Properties, Inc. (USA-Delaware)

      46.   Beta Properties, Inc. (USA-Delaware)

      47.   Delta Properties Japan, Inc. (USA-Delaware)

      48.   Epsilon Properties Japan, Inc. (USA)

      49.   Iris Properties, Inc. (USA-Delaware)

      50.   Kappa Properties Japan, Inc. (USA-Delaware)

1) The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

2) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

3) The MetLife, Inc. organizational chart does not include real estate joint ventures and partnerships of which MetLife, Inc. and/or its subsidiaries is an investment partner. In addition, certain inactive subsidiaries have also been omitted.

ITEM 27. NUMBER OF CONTRACT OWNERS


As of June 30, 2011, there were 332,758 owners of qualified contracts and 148,471 owners of non-qualified contracts offered by the Registrant (MLI USA Separate Account A).

ITEM 28. INDEMNIFICATION


    The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in Metlife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.


    A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which would involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. The foregoing sentence notwithstanding, if the Delaware General Corporation Law hereafter is amended to authorized further limitations of the liability of a director of a corporation, then a director of the corporation, in addition to the circumstances in which a director is not personally liable as set forth in the preceding sentence, shall be held free from liability to the fullest extent permitted by the Delaware General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article 7 by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.


    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 29. PRINCIPAL UNDERWRITERS


  (a) MetLife Investors Distribution Company is the principal underwriter for the following investment companies (other than Registrant):




Met Investors Series Trust
MetLife Investors USA Variable Life Account A
MetLife Investors Variable Annuity Account One
MetLife Investors Variable Life Account One
First MetLife Investors Variable Annuity Account One
General American Separate Account Eleven
General American Separate Account Twenty-Eight
General American Separate Account Twenty-Nine
General American Separate Account Two
Security Equity Separate Account Twenty-Six
Security Equity Separate Account Twenty-Seven
MetLife of CT Separate Account QPN for Variable Annuities
MetLife of CT Fund UL for Variable Life Insurance
MetLife of CT Fund UL III for Variable Life Insurance
Metropolitan Life Variable Annuity Separate Account II
MetLife of CT Separate Account Eleven for Variable Annuities
Metropolitan Life Separate Account E
Metropolitan Life Separate Account UL
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D
Metropolitan Series Fund, Inc.

Metropolitan Tower Life Separate Account One
Metropolitan Tower Life Separate Account Two


  (b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.



NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH UNDERWRITER
-------------------------------------   --------------------------------------------------------------------

Michael K. Farrell                      Director
10 Park Avenue
Morristown, NJ 07962

Craig W. Markham                        Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta                      Director
1095 Avenue of the Americas
New York, NY 10036

Paul A. Sylvester                       President, National Sales Manager-Annuities & LTC
10 Park Avenue
Morristown, NJ 07962

Elizabeth M. Forget                     Executive Vice President
1095 Avenue of the Americas
New York, NY 10036

Paul A. LaPiana                         Executive Vice President, National Sales Manager-Life
5 Park Plaza, Suite 1900
Irvine, CA 92614

Andrew G. Aiello                        Senior Vice President, Channel Head-National Accounts
5 Park Plaza, Suite 1900
Irvine, CA 92614

Jeffrey A. Barker                       Senior Vice President, Channel Head-Independent Accounts
18210 Crane Nest Drive
Tampa, FL 33647

Curtis Wohlers                          Senior Vice President, National Sales Manager, Independent Planners
1300 Hall Boulevard                     and Insurance Advisors
Bloomfield, CT 06002

Jay S. Kaduson                          Senior Vice President
10 Park Avenue
Morristown, NJ 07962

Isaac Torres                            Secretary
1095 Avenue of the Americas
New York, NY 10036

Marlene B. Debel                        Treasurer
1095 Avenue of the Americas
New York, NY 10036

John G. Martinez                        Vice President, Chief Financial Officer
501 Route 22
Bridgewater, NJ 08807

Debora L. Buffington                    Vice President, Director of Compliance
5 Park Plaza, Suite 1900
Irvine, CA 92614

David DeCarlo                           Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Rashid Ismail                           Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH UNDERWRITER
-------------------------------------   ---------------------------------------

Paul M. Kos                             Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Cathy A. Sturdivant                     Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Paulina Vakouros                        Vice President
1095 Avenue of the Americas
New York, NY 10036

  (c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:



                   (1)                           (2)              (3)            (4)           (5)
                                           Net Underwriting
                                            Discounts And     Compensation    Brokerage       Other
Name of Principal Underwriter                Commissions     On Redemption   Commissions   Compensation
----------------------------------------- ----------------- --------------- ------------- -------------

 MetLife Investors Distribution Company     $619,759,806         $0             $0            $0


ITEM 30. LOCATION OF ACCOUNTS AND RECORDS


    The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:


    (a) Registrant


    (b) MetLife Annuity Operations, 4700 Westown Parkway, Bldg. 4, Suite 200, West Des Moines, IA 50266


    (c) State Street Bank & Trust Company, 225 Franklin Street, Boston, MA
02110


    (d) MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614


    (e) MetLife Investors USA Insurance Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614


    (f) MetLife, 18210 Crane Nest Drive, Tampa, FL 33647


    (g) MetLife, 501 Boylston Street, Boston, MA 02116


    (h) MetLife, 200 Park Avenue, New York, NY 10166


    (i) MetLife, 1125 17th Street, Denver, CO 80202


ITEM 31. MANAGEMENT SERVICES


    Not Applicable.


ITEM 32. UNDERTAKINGS


    a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.


    b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.


    c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.


                                REPRESENTATIONS


    MetLife Investors USA Insurance Company ("Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

    The Company hereby represents that it is relying upon the Securities and Exchange Commission No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:


    1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;


    2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;


    3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;


    4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES


    As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the city of Boston and Commonwealth of Massachusetts on this 22nd day of August 2011.



   METLIFE INVESTORS USA SEPARATE ACCOUNT A
   (Registrant)
   By:   METLIFE INVESTORS USA INSURANCE COMPANY
   By:   /s/ Karen A. Johnson
         ----------------------------------------
         Karen A. Johnson
         Vice President
   METLIFE INVESTORS USA INSURANCE COMPANY
   (Depositor)
   By:   /s/ Karen A. Johnson
         ----------------------------------------
         Karen A. Johnson
         Vice President

    As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 22, 2011.


      /s/ Michael K. Farrell*            Chairman of the Board, President and Chief Executive
      --------------------------------   Officer
      Michael K. Farrell

      /s/ James J. Reilly*               Vice President-Finance (principal financial officer and
      --------------------------------   principal accounting officer)
      James J. Reilly

      /s/ Susan A. Buffum*               Director
      --------------------------------
      Susan A. Buffum

      /s/ George Fouke*                  Director
      --------------------------------
      George Fouke

      /s/ Elizabeth M. Forget*           Director and Executive Vice President
      --------------------------------
      Elizabeth M. Forget

      /s/ Jay S. Kaduson*                Director and Vice President
      --------------------------------
      Jay S. Kaduson

      /s/ Bennett D. Kleinberg*          Director and Vice President
      --------------------------------
      Bennett D. Kleinberg

      /s/Kevin J. Paulson*               Director and Senior Vice President
      --------------------------------
      Kevin J. Paulson

      /s/Robert E. Sollmann, Jr.*        Director and Executive Vice President
      --------------------------------
      Robert E. Sollmann, Jr.

      /s/ Paul A. Sylvester*             Director
      --------------------------------
      Paul A. Sylvester

      /s/ Jeffrey A. Tupper*             Director and Assistant Vice President
      --------------------------------
      Jeffrey A. Tupper



      *By:   /s/ Michele H. Abate
             --------------------------------
             Michele H. Abate, Attorney-In-Fact
             August 22, 2011

 MetLife Investors USA Insurance Company. Executed by Michele H. Abate, Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                               INDEX TO EXHIBITS


5      Form of Variable Annuity Application

9      Opinion of Counsel

10 Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP)

13     Powers of Attorney